FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Materials for Ordinary General Shareholders’ Meeting to be held on April 30th, 2010.

Ordinary General Shareholders’ Meeting

30th April 2010

2,924,264
13,144,860
1,317,564
2,656,454
4,107,686
2,553,297
812,174
1,288,585
984,454
33,140,497
HOLX 58.48
IID 21.22
INFY 16.60
INTC 41.28
INTU 22.87
ISRG 30.07
JOYG 295.27
JNPR 71.04
KLAC 25.70
LRCX 37.06
LAMR 36.76
LEAP 37.15
LVLT 44.66
LBYA 3.43
INTA

Auditors’ Report on Consolidated Financial Statements

Consolidated Financial Statements

Consolidated Management Report

Annual Report on Corporate Governance

Consolidated Financial Statements and Auditors’ Report on Consolidated Financial Statements

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España
Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Repsol YPF, S.A.:

1.	We have audited the consolidated financial statements of Repsol YPF, S.A. and Subsidiaries (the Repsol YPF Group) comprising the consolidated balance sheet at 31 December 2009 and the related consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in equity, consolidated cash flow statement and notes to the consolidated financial statements for the year then ended, the preparation of these consolidated financial statements is the responsibility of the Parent’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole, based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made. Our work did not include an examination of the consolidated financial statements of Gas Natural SDG, S.A. and Subsidiaries, in which at 31 December 2009 the Group held a 30.01% ownership interest, and whose assets and net profit represented 23.5% and 23.4%, respectively, of the corresponding consolidated figures of the Repsol YPF Group at that date. The consolidated financial statements of the aforementioned investee were audited by other auditor and our opinion as expressed in this report on the consolidated financial statements of Repsol YPF, S.A. and Subsidiaries is based, with respect to these investees, solely on the report of the other auditors.

2.	As required by Spanish corporate and commercial law, for comparison purposes the Parent’s directors present, in addition to the consolidated figures for 2009 for each item in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in equity, consolidated cash flow statement and notes to the consolidated financial statements, the figures for 2008, that have been modified in accordance with the established applicable accounting standards (see Note 3). Our opinion refers only to the consolidated financial statements for 2009. On 27 February 2009, we issued our auditors’ report on the 2008 consolidated financial statements, in which we expressed an unqualified opinion.

3.	In our opinion, based on our audit and on the report of the other auditors, the accompanying consolidated financial statements for 2009 present fairly, in all material respects, the consolidated equity and consolidated financial position of Repsol YPF, S.A. and Subsidiaries at 31 December 2009 and the consolidated results of their operations, the changes in the consolidated equity and their consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards as adopted by the European Union, applied on a basis consistent with that used in the preparation of the figures and information for the preceding year.

Deloitte, S.L Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414.	Member of
inscripción 96, C.I.F.: B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1 -Torre Picasso, 28020 Madrid.	Deloitte Touche Tohmatsu

CONSOLIDATED AUDITOR’S REPORT

4.	The accompanying consolidated management report for 2009 contains the explanations which the Parent’s directors consider appropriate about the Repsol YPF Group’s situation, the evolution of its business and other matters but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2009. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope and did not include a review of any information other than that drawn from the accounting records of Repsol YPF, S.A. and Subsidiaries.

DELOITTE, S.L.
Registered in ROAC under no. S0692

Jorge Izquierdo Mazón
25 February 2010

CONSOLIDATED FINANCIAL STATEMENTS

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008

	Millions of euros
	Note	12/31/2009	12/31/2008 (*)
ASSETS
Intangible assets:		6,818	4,283
a. Goodwill	6	4,733	3,055
b. Other Intangible assets	7	2,085	1,228
Property, plant and equipment	8	31,900	26,094
Investment property	9	35	31
Investments accounted for using the equity method	11	531	525
Non-current financial assets	13	1,732	2,465
Deferred tax assets	25	2,021	1,530
Other non-current assets		273	276
NON-CURRENT ASSETS		43,310	35,204

Non-current assets held for sale	12	746	163
Inventories	14	4,233	3,641
Trade and other receivables		6,773	6,636
a. Trade receivables	13	4,644	4,228
b. Other receivables	13	1,909	2,164
c. Income tax assets		220	244
OTHER CURRENT FINANCIAL ASSETS	13	713	498
CASH AND CASH EQUIVALENTS	13	2,308	2,922
CURRENT ASSETS		14,773	13,860

TOTAL ASSETS		58,083	49,064

Notes 1 to 39 are an integral part of these consolidated balance sheets.

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see note 3)

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008

	Millions of euros
	Note	12/31/2009	12/31/2008 (*)
LIABILITIES AND EQUITY
EQUITY
Share capital		1,221	1,221
Share premium		6,428	6,428
Reserves		247	247
Treasury shares		—	(241)
Retained earnings		12,619	11,427
Profit attributable to the equity holders of the parent		1,559	2,555
Dividends		(519)	(634)

EQUITY	15	21,555	21,003
Financial assets available for sale		2	(7)
Hedge transactions		(120)	(150)
Translation differences		(1,486)	(1,012)
ADJUSTMENTS FOR CHANGES IN VALUE	15	(1,604)	(1,169)
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	15	19,951	19,834
MINORITY INTERESTS	15	1,440	1,170

TOTAL EQUITY		21,391	21,004

Grants	22	124	108
Non-current provisions for contingencies and expenses	20-21	3,097	2,718
Non-current financial liabilities	17	15,411	10,432
a. Bank borrowings, bonds and other securities		15,268	10,118
b. Other financial liabilities		143	314
Deferred tax liabilities	25	3,395	2,559
Other non-current liabilities	22-23	2,672	1,451
NON-CURRENT LIABILITIES		24,699	17,268

Liabilities related to non-current assets held for sale	12	185	12
Current provisions	20-21	282	439
Current financial liabilities:	17	3,499	1,853
a. Bank borrowings, bonds and other securities		3,433	1,807
b. Other financial liabilities		66	46
Trade payables and other payables:		8,027	8,488
a. Trade payables	24	3,491	3,174
b. Other payables	24	4,127	5,024
c. Income tax liabilities	24	409	290
CURRENT LIABILITIES		11,993	10,792

TOTAL EQUITY AND LIABILITIES		58,083	49,064

Notes 1 to 39 are an integral part of these consolidated balance sheets.

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Millions of euros
	Note	12/31/2009	12/31/2008(*)
Sales		45,827	58,475
Services rendered and other income		1,450	1,893
Changes in inventories of finished goods and work in progress inventories		94	(274)
Income from reversal of impairment losses and gains on disposal of non-current assets		371	183
Allocation of subsidies on non-financial assets and other subsidies	22	16	18
Other operating income		1,274	1,416
OPERATING REVENUE	27	49,032	61,711
Supplies		(31,433)	(41,395)
Personnel expenses		(2,087)	(2,023)
Other operating expenses		(8,503)	(10,023)
Depreciation and amortisation of non-current assets		(3,620)	(3,115)
Impairment losses recognised and losses on disposal of non-current assets		(145)	(135)
OPERATING EXPENSES	27	(45,788)	(56,691)
OPERATING INCOME		3,244	5,020

Finance income		173	230
Finance expenses		(1,012)	(805)
Changes in the fair value of financial instruments		192	(22)
Net exchange gains/(losses)		148	53
Impairment and gains / (losses) on disposal of financial instruments		31	—
FINANCIAL RESULT	28	(468)	(544)

NET INCOME BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		2,776	4,476
Income Tax	25	(1,130)	(1,861)
Share of results of companies accounted for using the equity method	11	86	66
Net income for the year from continuing operations		1,732	2,681
Net income for the year from discontinued operations		12	—
CONSOLIDATED NET INCOME FOR THE YEAR		1,744	2,681
Net income attributable to minority interests		(185)	(126)

NET INCOME ATTRIBUTABLE TO THE PARENT		1,559	2,555

Notes 1 to 39 are an integral part of these consolidated income statements.

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Millions of euros
	12/31/2009	12/31/2008 (*)
CONSOLIDATED NET INCOME FOR THE YEAR (FROM THE CONSOLIDATED INCOME STATEMENT)	1,744	2,681
INCOME AND EXPENSES RECOGNISED DIRECTLY IN EQUITY:
From measurement of financial assets available for sale	51	(75)
From cash flow hedges	(12)	(147)
Translation differences	(427)	323
From actuarial gains and losses and other adjustments	14	—
Entities accounted for using the equity method	4	—
Tax effect	(157)	204
TOTAL	(527)	305
AMOUNTS TRANSFERRED TO THE CONSOLIDATED INCOME STATEMENT
From measurement of financial assets available for sale	(30)	(1)
From cash flow hedges	44	9
Translation differences	(1)	8
Tax effect	(7)	(4)
TOTAL	6	12
TOTAL RECOGNISED INCOME / (EXPENSE)	1,223	2,998
a. Attributable to the parent company	1,032	2,812
b. Attributable to minority interests	191	186

Notes 1 to 39 are an integral part of these consolidated statements of recognised income and expense.

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUPS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Millions of euros
	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
	Capital and reserves
	Issued capital	Share premium and reserves	Treasury shares and own equity instruments	Net income for the year attributable to equity holders of the parent	Adjustments for changes in value	Total equity attributable to equity holders of the parent	Minority interest	Total equity
CLOSING BALANCE AT 12/31/2007	1,221	15,524	4	3,188	(1,426)	18,511	651	19,162
Restatements	—	—	—	—	—	—	—	—
RESTATED OPENING BALANCE	1,221	15,524	4	3,188	(1,426)	18,511	651	19,162
Total recognised income / (expense) (*)	—	—	—	2,555	257	2,812	186	2,998

TRANSACTIONS WITH SHAREHOLDERS OR OWNERS
Dividend payments	—	(1,242)	—	—	—	(1,242)	(391)	(1,633)
Transactions with treasury shares or own equity instruments (net)	—	—	(245)	—	—	(245)	—	(245)
Business combinations	—	—	—	—	—	—	—	—
OTHER CHANGES IN EQUITY
Equity-settled transactions	—	—	—	—	—	—	—	—
Transfers between equity accounts	—	3,188	—	(3,188)	—	—	—	—
Other changes	—	(2)	—	—	—	(2)	724	722
CLOSING BALANCE AT 12/31/2008 (*)	1,221	17,468	(241)	2,555	(1,169)	19,834	1,170	21,004
Restatements	—	—	—	—	—	—	—	—
RESTATED OPENING BALANCE	1,221	17,468	(241)	2,555	(1,169)	19,834	1,170	21,004
TOTAL RECOGNISED INCOME / (EXPENSE)	—	8	—	1,599	(535)	1,032	191	1,223

TRANSACTIONS WITH SHAREHOLDERS OR OWNERS
Dividend payments	—	(1,153)	—	—	—	(1,153)	(208)	(1,361)
Transactions with treasury shares or own equity instruments (net)	—	(11)	241	—	—	230	—	230
Business combinations	—	—	—	—	—	—	286	286
OTHER CHANGES IN EQUITY
Transfers between equity accounts	—	2,455	—	(2,555)	100	—	—	—
Other changes	—	8	—	—	—	8	1	9
CLOSING BALANCE AT 12/31/2009	1,221	18,775	—	1,559	(1,604)	19,951	1,440	21,391

Notes 1 to 39 are an integral part of these consolidated statements of changes in equity.

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

REPSOL YPF, S.A. AND INVESTEES COMPRISING THE REPSOL YPF GROUP

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Millions of euros
	Notes	12/31/2009	12/31/2008(*)
Net income before tax and share of results of companies accounted for using the equity method		2,776	4,476
Adjustments to net income		3,973	3,645
Depreciation and amortisation of assets		3,620	3,115
Other adjustments to result (net)		353	530
Changes in working capital		(590)	1,266
Other cash flows from operating activities:		(1,394)	(2,648)
Dividends received		86	110
Income tax received / (paid)		(1,168)	(2,399)
Other proceeds from / (payments for) from operating activities		(312)	(359)
CASH FLOWS FROM OPERATING ACTIVITIES		4,765	6,739
Payments for investing activities:	6-9 and 30	(9,003)	(5,597)
Group companies, associates and business units		(4,463)	(99)
Property, plant and equipment, intangible assets and investment properties		(4,348)	(4,925)
Other financial assets		(192)	(573)
Proceeds from divestments:	31	1,093	1,045
Group companies, associates and business units		413	920
Property, plant and equipment, intangible assets and investment properties		373	102
Other financial assets		307	23
Others cash flows		56	(128)
CASH FLOWS USED IN INVESTING ACTIVITIES		(7,854)	(4,680)
Proceeds from / (payments for) equity instruments	15	230	(245)
Acquisition		—	(245)
Disposal		230	—
Proceeds from / (payments for) financial liabilities	17	4,665	413
Issues		10,618	3,465
Return and redemption		(5,953)	(3,052)
Payments for dividends and payments on other equity instruments	15	(1,935)	(1,608)
Other cash flows from financing activities		(455)	(316)
Interest payments		(776)	(632)
Other proceeds from / (payments for) financing activities		321	316
CASH FLOWS USED IN FINANCING ACTIVITIES		2,505	(1,756)
Effect of changes in exchange rates		(30)	34
Net increase / (decrease) in cash and cash equivalents		(614)	337
Cash and cash equivalents at the beginning of the year	13	2,922	2,585
Cash and cash equivalents at the end of the year	13	2,308	2,922
COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		12/31/09	12/31/08
(+) Cash and banks		1,079	1,330
(+) Other financial assets		1,229	1,592

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF YEAR		2,308	2,922

Notes 1 to 39 are an integral part of these consolidated statements of cash flow.

(*)	To facilitate comparison with 2009, the 2008 figures included in the 2008 consolidated financial statements have been amended as necessary (see Note 3).

CONSOLIDATED FINANCIAL STATEMENTS

Repsol YPF, S.A. And investees comprising the Repsol YPF Group

Notes to the 2009 consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1 General information

Repsol YPF, S.A. and investees comprising the Repsol YPF Group (hereinafter “Repsol YPF”, the “Repsol YPF Group” or the “Group”) constitute an integrated group of oil and gas companies which commenced operations in 1987. The companies comprising the Group are listed in Appendix I.

The Repsol YPF Group is engaged in all the activities relating to the oil and gas industry, including exploration, development and production of crude oil and natural gas, the transportation of oil products, liquid petroleum gas (LPG) and natural gas, refining, the production of a wide range of oil products and the retailing of oil products, oil derivatives, petrochemicals, LPG and natural gas, as well as the generation, transportation, distribution and supply of electricity. The Group conducts its activities in a number of countries, primarily Spain and Argentina.

The corporate name of the parent of the Group of companies that prepares and files these consolidated financial statements is Repsol YPF, S.A.

Repsol YPF, S.A. is registered at the Madrid Commercial Register in volume 3893, folio 175, sheet no. M-65289, entry no. 63a. Its Employer Identification Number (C.I.F.) is A-78/374725 and its National Classification of Economic Activities Number (C.N.A.E.) is 742.

Its registered office is in Madrid, at Paseo de la Castellana, 278, where the Shareholder Service Office is also located, the telephone number of which is 900.100.100.

Repsol YPF, S.A. is a private-law entity incorporated in accordance with Spanish legislation, which is subject to the Joint Stock Companies Act, approved by Legislative Royal Decree 1564/1989 of December 22, 1989, and the legislation governing listed corporations.

Repsol YPF, S.A.’s shares are represented by book entries and are fully admitted to trading on the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), the New York Stock Exchange and the Buenos Aires stock exchange (“Bolsa de Comercio de Buenos Aires”).

These consolidated financial statements for 2009, which were prepared by the Board of Directors of Repsol YPF, S.A. at its meeting held on February 24, 2010, and the financial statements of the investees will be submitted for approval by the shareholders at the respective General Shareholders’ Meeting, which is expected to occur without any modification.

The consolidated financial statements for 2008 were approved at the General Shareholders’ Meeting of Repsol YPF, S.A. held on May 14, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2 Regulatory framework

The activities of Repsol YPF S.A. and its main investees are subject to extensive regulation, whose main aspects are described below.

Spain

Spain currently has legislation which seeks to liberalize the oil industry, a manifestation of which is the Hydrocarbons Sector Law 34/1998 of October 7, which has been amended by several provisions, including the Law 12/2007 of July 7, 2007 and implemented through numerous royal decrees and ministerial orders. This Law establishes the criteria for allocating powers among the Spanish Government and the central and regional administrations.

The Spanish National Energy Commission (“Comisión Nacional de Energía”) is a public agency of the Ministry of Industry, Tourism and Commerce, with power as regulatory authority, which is in charge of ensuring effective competition, objectivity and transparency in the electricity and liquid and gaseous hydrocarbons markets, seeking the benefit of all market participants, including consumers.

Royal Decree-Law 4/2006 expanded the functions of the Spanish National Energy Commission by introducing the requirement to obtain a prior administrative authorization in relation to certain acquisitions or investments in companies that engage in regulated activities or activities that, although not regulated in the strict sense, are subject to significant oversight by administrative bodies in Spain. Notwithstanding this, on July 28, 2008, the European Court of Justice declared that the obtaining of the aforementioned administrative authorization (regarding acquisitions carried out by Community Companies) is contrary to sections 43 and 56 of the EC.

Royal Decree-Law 5/2005, of March 11, contains provisions relating to the energy markets. Among these provisions, the definitions of “main operator” (a company that is among the five companies with greater market share in the relevant sector or market) and “dominant operator” (a company group that has a market share equal or superior to 10 percent of the markets in which it operates, that is, electric energy generation and supply sectors, production and supply of fuels, production and supply of LPG, production and supply of natural gas) are significant.

The definition of “main operator” is important since limitations on the exercise of the rights to vote and appoint members of the management boards are imposed on the physical or legal persons which, directly or indirectly, have interests in the capital or in the voting rights of two or more companies which constitute main operators in the aforementioned sectors.

Regarding the “dominant operator”, the Law, to date, has not established limitations in connection with the oil industry. To be defined as a “dominant operator“ only implies certain limitation or additional liabilities in the electricity sector.

Royal Decree-Law 6/2009 definitively repealed supplementary provision twenty-seven of Law 55/1999 (amended by Law 62/2003), which stipulated prior authorisation by the authorities for the acquisition by public entities or entities majority-owned or controlled by public entities of shareholdings of 3% or more in energy companies (the so-called energy “golden share”). This rule had been questioned by the European Court of Justice in a ruling handed down on February 14, 2008.

Liquid Hydrocarbons, Oil and Petroleum Derivatives

In Spain, hydrocarbon deposits and underground storages existing on Spanish territory and in the territorial marine subsoil and ocean bottoms which are under Spanish sovereignty are considered public properties. Also some of the activities falling within the scope of Law 34/1998 may be subject to authorizations, permits and/or concessions.

Construction and operation of refining, transportation and fixed storage facilities are subject to prior authorization, the granting of which requires meeting the relevant technical, financial, environmental and safety requirements.

Third parties may freely access transportation and fixed storage facilities of oil products, such as the facilities of Compañía Logística de Hidrocarburos S.A. (“CLH”), on conditions agreed on an objective and non-discriminatory basis. However, the Spanish Government has the

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discretion to establish access tolls for mainland territories and for those areas of the Spanish territory where alternative transport or storage facilities do not exist or are insufficient. As of the date of this annual report, the Spanish Government has not exercised this discretion.

Pursuant to Royal Decree Law 6/2000, no physical or legal person may hold, directly or indirectly, ownership of more than 25% of the capital stock of CLH. This same Royal Decree further provides that the aggregate direct or indirect ownership interest in CLH of entities with refining capacity in Spain may not exceed 45% of CLH’s capital.

Petroleum derivative prices have been liberalized, with the exception of LPG, which is subject, in some cases, to maximum retail prices. Prices of bulk LPG and LPG sold in bottles that are less than 8 kilograms or more than 20 kilograms have been liberalized.

Ministerial Order ITC/1858/2008 dated June 26, updated the system of setting the quarterly maximum sales price before tax for bottled LPG, affecting containers holding 8kg or more but less than 20kg; with the exception of containers of LPG blends for use as fuel. The Spanish Government, by means of Ministerial Order ITC/2608/2009, dated September 28, 2009, modified the system for automatically setting the maximum sales prices indicated in the abovementioned order in an effort to uphold consumer interests in the face of international price volatility.

The retail marketing of LPG may be carried out freely by any physical or legal person.

Natural Gas

Law 12/2007 of July 2, which amended Law 34/1998 on the hydrocarbon sector and incorporated into Spanish Law the European Parliament Directive 2003/55, incorporates measures for achieving a completely liberalized market which will be the basis for greater competition, price reduction and improvement in the quality of service to the end-user.

This regulation puts an end to the tariff system. The Directive defines the role of the supplier of last resort, who shall be liable to supply consumers with deficient power of negotiation. Moreover, it shall do so within a maximum price (“last resort tariff”) which shall be established by the Ministry of Industry, Tourism and Commerce. The Ministerial Order ITC/2857/2008, of October 10, regulates the last resort supply tariff for natural gas and sets forth its calculation.

The activities of the different parties involved in the gas system are redefined, establishing a legal and operational separation between the so-called “network activities” (transportation, distribution, regasification or storage), on the one hand, and production and supply activities, on the other. In addition, the Law eliminates possible competition between distributors and marketers in the supply sector by eliminating the tariff system and creating the last resort tariff.

Regasification, basic storage, transportation and distribution activities are regulated activities. Companies that perform any or some of these activities may not perform commercialization activities. Royal Decree 949/2001 implemented criteria and principles related to compensation for regulated activities.

Commercialization activities are liberalized. Companies dedicated to natural gas commercialization may not have additional corporate objectives in the gas sector and may not perform regasification, basic storage, transport or distribution activities.

Since January 1, 2003, all consumers, regardless of their level of consumption, are considered qualified consumers and may choose between buying natural gas from distributors in the regulated market or from commercializers in the liberalized market.

The construction, operation, modification and closing of basic network and carrier network facilities require prior government authorizations.

The system’s technical manager is responsible for the technical management of the basic network and the secondary carrier network and guarantees the continuity and safety of the supply of natural gas and appropriate coordination among access points, storage facilities, transportation and distribution. Enagas, S.A. is the system’s technical manager. Pursuant to Law 62/2003, no entity may own, directly or indirectly, more than 5% of the capital stock of Enagas, S.A.

Since January 1, 2003, no company or group of companies acting in the natural gas sector can collectively provide natural gas for consumption in Spain in an amount in excess of 70% of domestic consumption. The Spanish Government is authorized to modify that percentage based on changes in the sector and the sector’s business structure.

Minimum safety stock

Royal Decree 1766/2007, whereby the Royal Decree 1716/2004 is amended, regulates the obligation to maintain a minimum stock in the oil and natural gas sectors, the obligation to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

diversify the natural gas supply and the activities of the Corporation of Strategic Reserves of Petroleum Products (CORES). The mentioned Royal Decree increases the number of minimum safety stock days from 90 to 92 compulsory days as of January 1, 2010.

The competent administrative authority appointed for the inspection and control of the minimum safety stock and the diversification is the CORES.

Argentina

Exploration and Production

The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law”). The Argentine Government, through the Secretariat of Energy, issues regulations to complement this Law. The regulatory framework of this Law was established on the assumption that the reservoirs of hydrocarbons were national properties and Yacimientos Petroliferos Fiscales Sociedad del Estado, YPF, S.A.’s predecessor, was responsible for their operation under a different framework than private companies.

In 1992, Law No. 24,145 (referred to as the “YPF Privatisation Law,”) regulated the privatisation of YPF and initiated a process for the transfer of hydrocarbon reservoirs from the Argentine Government to Provinces, in whose territories they were located. The YPF Privatisation Law established that the exploration licenses and exploration concessions in force at the time this Law was passed would be transferred on expiration of the corresponding legal and/or contractual terms.

The YPF Privatisation Law awarded YPF 24 exploration licenses and 50 exploration concessions. The Hydrocarbons Law limits the number and total surface area of the exploration licenses or exploration concessions which an entity may hold.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, Energia Argentina S.A., (“ENARSA.”). The corporate purpose of ENARSA is the study, exploration and exploitation of solid, liquid or gas hydrocarbon deposits, the transport, storage, distribution and commercialisation of these products and their derivatives products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. This Law granted ENARSA all exploration concessions with respect to offshore areas located beyond 12 nautical miles from the coastline up to the outer boundary of the continental shelf that were vacant at the time the Law went into effect in November 2004.

In accordance with the current legal system (new Article 124 of the Argentine Constitution, Decree 546/2003, Law No. 26,197) oil and gas regulation (both legislative and regulatory) falls under the jurisdiction of the National Government, whereas the application of the Hydrocarbons Law and its supplementary regulations will correspond to the Provinces or to the State, depending on where the deposits are located.

In October 2006, Law No. 26,154 created an incentive regime aimed at encouraging hydrocarbons exploration and operation and which applies to new exploration permits awarded in respect of offshore areas. Interested parties must go into partnership with ENARSA in order to avail themselves of the numerous benefits of this regime.

In November 2008, by virtue of the Decree of the National Executive Power No. 2014/2008, the program “Petróleo Plus” was set up and aimed to increase the production and stocks through new prospecting and exploitation investments. To this goal, it establishes a system of tax incentives for those exploitation companies that increase their production and stocks within the provisions of the program.

Natural Gas

In June 1992, Law 24,076 was enacted, establishing the regulatory framework for the transport and distribution of natural gas. It also stipulated that natural gas transport and distribution activities constituted a national public service.

The regulatory framework applicable to the transport and distribution of natural gas establishes an open access system under which producers such as YPF have open access to the transport capacity available in the transport and distribution systems on a non-discriminatory basis.

Natural gas exports require the prior approval of the Secretariat of Energy.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Refining

Crude oil refining activities are subject to authorisation by the Argentine Government, and to compliance with national, provincial and municipal safety and environmental regulations. Oil companies must be registered in the registry of oil companies held by the Secretariat of Energy.

Decree 2014/2008 created the “Refining Plus” program designed to encourage the production of diesel and petrol fuels. The decree entitles refineries that undertake construction of a new refinery, add capacity at an existing refinery and/or convert existing refineries to receive export credits.

Market Regulation

The Hydrocarbons Law authorizes the executive branch of the Argentine Government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand.

Through Secretariat of Energy Resolution No. 265/2004, the Argentine Government established a program for rationalising natural gas exports and its related transportation, with the intention of securing an adequate supply of natural gas to the local market. This program was replaced by the Program of Rationalisation of Gas Exports and the Use of Transportation Capacity (the “Program”) passed through Resolution No. 659/2004 of the Secretariat of Energy. Additionally, the Resolution SE No. 752/2005 provided that industrial users and thermal generators (which according to this Resolution will have to purchase natural gas directly from the producer) could also acquire natural gas from the cut downs on natural gas exports, through the Permanent Additional Injection mechanism set up by that Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

By the enactment of several rules, the Fuels Undersecretariat restored a record system for the hydrocarbons and derivatives exports and set forth some obligations concerning supply to the local market, including the obligation to import some products in order to be able to export, when necessary to meet internal demand. On October 11, 2006, the Secretariat of Internal Commerce demanded refining companies and/or wholesalers and/or retailers to cover the fuel-oil demand in the whole territory of Argentina to meet market growth.

Resolution No. 394/07 of November 16 has increased the taxes on crude and derivative exports in Argentina. According to the new scheme when the export price is fixed over the reference price (60.9 dollars/barrel), the producer shall have the right to collect US$ 42 per barrel and the rest up to the reference price shall be withheld by the Argentine Government as an export tax. In the event that the export price is under the international reference price, but above US$ 45 per barrel, a 45% retention shall apply. In the event that the export price is under US$ 45 per barrel, the withholding percentage shall be fixed within 90 days’ term. This same method shall apply to the exports of other oil products and lubricants using different reference prices, withholding percentages and prices allowed for producers, depending on the cases.

On June 14, 2007 the Resolution No. 599/07 of the Secretariat of Energy passed a proposal in agreement with the natural gas producers concerning the supply of natural gas to the domestic market for the period 2007 to 2011 (“Agreement 2007-2011”). YPF signed the agreement.

In October 2008 the Resolution 1070/08 of the Secretariat of Energy ratified the “Supplementary Agreement with Natural Gas Producers” whose effective term is extended to December 31, 2009. YPF signed the Agreement whose goal is: (i) the restructuring of natural gas prices at wellhead; (ii) the segmentation of the residential demand and (iii) the establishment of the contribution of the natural gas producers sector to the Trust Fund created by Law 26,020 for the promotion of a lower differential prices for the LPG bottles of ten, twelve and fifteen kilograms for those residential LPG consumers of low-income.

In July 2009 the Argentine Government and natural gas producers signed an agreement through which natural gas wellhead prices are set, and which stipulates price increases from August 2009 to be received by producers on sales to the residential segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

By virtue of the Resolution No. SE 24/2008, amended by the Resolution SE 1031/2008, the incentives program for the production of natural gas called “Gas Plus” was created. The Gas Plus program is designed to stimulate the production of natural gas deriving from new reserve finds, new fields, “tight gas”, etc. The natural gas produced under this Gas Plus program shall not be included as part of the volume set forth in the Natural Gas Producers Agreement 2007-2011 and therefore, the marketing value shall not be subject to the price conditions provided in the Natural Gas Producers Agreement 2007-2011.

Liquid petroleum gas (LPG)

Law No. 26,020 establishes the basic regulatory framework for the industry and marketing of LPG. The authority established the volumes and sales prices of LPG through various resolutions. In October 2008 Argentina’s Secretariat of Energy ratified the Stability Agreement of LPG prices in the local market. The termination date of the Stability Agreement was extended in October 2009 to year end 2010.

Venezuela

The Basic Hydrocarbons Law (Ley Orgánica de Hidrocarburos, LOH) regulates migration from the former operating agreements to mixed-ownership enterprises. On June 20, 2006 the Energy and Petroleum Ministry approved the incorporation of the oil company Petroquiri-quire, S.A., in which Repsol YPF has a 40% interest and PDVSA a 60% stake. On the same date, the License for Exploitation of Non-Associated Natural Gas to be granted to Quiriquire Gas, S.A. was also approved. Repsol YPF and PDVSA have an interest of 60% and 40%, respectively, in such company. The license was granted in March 2007.

On September 2, 2009, Venezuela’s National Assembly authorised, Petroquiriquire, S.A. to pursue exploration and production activities in Barúa-Motatán as part of its corporate purpose as mixed company. The exploration and production rights for this block were granted by the National Executive via Presidential Decree No. 7,121, published on December 15, 2009. The Barúa-Motatán incorporation process is expected to be completed during the first quarter of 2010 (see Note 38).

Bolivia

The Bolivian oil and gas industry is regulated by Law No. 3,058 of May 19, 2005 (the “Hydrocarbons Law”).

On May 1, 2006 Supreme Decree 28,701 (the “Nationalisation Decree”) was published, which nationalised the country’s oil and gas and transferred the ownership and control thereof to the Bolivian state company Yacimientos Petroliferos Fiscales Bolivianos (YPFB). Furthermore, the shares required to enable YPFB to control at least 50% plus one vote in different companies, among them Empresa Petrolera Andina, S.A., currently known as YPFB Andina S.A. (YPFB Andina), were nationalised.

As a result, Repsol entered into a share purchase agreement with YPBF along with the corresponding shareholders’ agreement, by virtue of which 1.08% of the share capital of YPFB Andina was transferred to YPFB.

This shareholders’ agreement stipulates, among other provisions: (a) a two-year period of joint operation of YPFB Andina, during which time Repsol is entitled to appoint some executives in certain business areas; (b) mutual right of first refusal over any share sale; (c) certain “Mutually Agreed Decisions” to be taken jointly by the management and boards of Repsol and YPFB.

Operating Contracts

According to the Hydrocarbons Act and the Nationalisation Decree, Repsol YPF E&P Bolivia S.A. and its subsidiary YPFB Andina S.A. signed with YPFB the Operating Contracts establishing the conditions for the prospecting and production of hydrocarbons in Bolivia, effective as of May 2, 2007.

Subsequently, in April 2008, rules were issued that (i) established the conditions and parameters for the recognition, approval and publication by YPFB of recoverable costs within the framework of the Operating Contracts (Supreme Decree No. 29504) and (ii) amended the regulations governing the settlement of royalties and participations to the Bolivian Treasury to conform with the terms of the Operating Contracts (Supreme Decree No. 29528).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally, in accordance with the terms of the Operating Contracts, on May 8, 2009, Repsol YPF E&P Bolivia S.A. executed the pertinent Natural Gas and Liquid Hydrocarbon Delivery Agreements with YPFB for the various operating areas in which it operates; these agreements establish the terms and conditions governing the delivery of natural gas and liquid hydrocarbons to YPFB. Likewise, on the same date, Repsol YPF E&P Bolivia S.A. also executed Payment Procedure Agreements with YPFB establishing the mechanism and form of payment for the Owner Remuneration stipulated in the Operating Contract.

Also in relation to these contracts, on October 14, 2009 Supreme Decree No. 0329 was issued approving the Contracting Rules for Oil Operators under the umbrella of the Operating Contracts. These rules are designed to regulate the tendering, contracting and purchase of materials, works, goods and/or services by Operating Contract holders.

As of the date of these Consolidated Financial Statements there are some pending issues concerning the Operating Contracts and the settlement of liabilities prior to their execution which have not yet been regulated. Among these it is worth highlighting the process for settlement and reconciliation of accounts with YPFB and the formalisation of the payment of VAT on the Owner Remuneration, which was acknowledged and paid by YPFB with Tax Credit Notes (negotiable securities) in December 2008.

New Bolivian Constitution

Bolivia enacted its new Constitution on February 7, 2009, stipulating in relation to the oil and gas sector, among other matters, that:

(i) Hydrocarbons are the inalienable and imprescriptible property of Bolivians; (ii) by virtue of belonging to the Bolivian people, securities evidencing a residual ownership interest in Bolivia’s natural resources may not be listed and traded on securities markets or used to securitize or pledge financial transactions; (iii) the state, on behalf of the Bolivian people and as their representative, exercises ownership of all the country’s oil and gas production and is the sole entity authorized to market this output; (iv) all income received from the sale of oil and gas shall be the property of the state; (v) the state shall define the oil and gas policy and shall promote its comprehensive, sustainable and equitable development and guarantee energy sovereignty; (vi) YPFB is the sole entity authorised to control and manage the oil and gas productive and commercial chain; (vii) YPFB may not transfer its rights and obligations in any form or under any regime, tacitly or expressly, directly or indirectly; YPFB is authorised to enter into service agreements with Bolivian and foreign public, mixed or private entities for the execution of certain production chain activities on YPFB’s behalf in exchange for compensation or a service fee; (viii) YPFB may incorporate mixed economy associations or companies for the execution of hydrocarbon-related activities, in which YPFB must hold a mandatory interest of no less than 51% in these entities’ total share capital.

Repsol understands that the majority of these provisions were fully effective prior to their incorporation into the new Constitution by virtue of Hydrocarbon Law 3058 and Nationalisation Decree No. 28701. In relation to the Operating Contracts, while they could be deemed to fall under the scope of the constitutional provisions, complementing legislation dealing specifically with the sector is still pending, such as a new hydrocarbon act or a law that specifically ratifies and governs the concession operating contracts.

It is management’s understanding that the new Constitution will require enactment of a series of additional laws and regulations.

Other regulatory provisions

On May 22, 2009, the Ministry of Hydrocarbons and Energy issued Ministerial Resolution No. 101/2009, approving the timeline for restructuring YPFB’s production and transport plans. In accordance with the timeline set in this resolution, the development and transport plans were presented on November 29, 2009.

Finally, Ministerial Resolution No. 291/2009, dated October 29, 2009, modifies the priority for allocation of oil and gas production volumes to the various markets, establishing the following order of priority: Natural gas: (1) the internal market; (2) Brazil, under the export commitment agreement signed between YPFB and Petrobrás; (3) Argentina, under the export commitment agreement signed between YPFB and ENARSA; and (4) other sales agreements signed subsequent to the Brazilian and Argentine agreements. Liquid hydrocarbons: (1) the internal market; (2) the export market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ecuador

On March 29, 2006, by the Law No. 2006-42, Ecuador demanded from the contractors of all the prospecting and exploitation joint contracts of hydrocarbons the payment of at least 50% of the so-called “surpluses of crude oil”, that is, the difference between the participation value of each contractor, according to the oil price at the date of the execution of the contract (calculated on the basis of the monthly average of the sale price expressed in fixed values) and its value in accordance to the oil price at the date of sale by the contractors. Later on, the Executive Decree No. 662, on October 4, 2007, which amends the Executive Decree 1,672, increased the mentioned stake of the State over the oil surpluses up to 99%.

On June 9, 2008, the companies constituting the consortium of contractors of the Block 16, in disagreement with the application of this new encumbrance, filed with the ICSID an application for international arbitration pursuant to the Equity Contract. The total amount paid by the consortium of contractors under protest, until March 2008, regarding the application of the Law No. 2006-42, was 591.5 million dollars (€ 425 million), amount for which Repsol and the other members of the consortium of contractors claim compensation to Petroecuador and the Government of Ecuador before the ICSID. Repsol YPF’s current direct and indirect share in the consortium of the Block 16 is 55%.

Via executive order, Petroecuador claimed payment by the consortium of contractors of the balance of surplus profits not yet paid, in respect of which Repsol YPF Ecuador filed for an injunction in the aforementioned arbitration proceedings brought before the ICSID in a pre-emptive move. On March 12, 2009 Repsol YPF Ecuador S.A. executed an instalment payment agreement with Petroecuador covering the amounts subject to the claim, under which two payments have already been made.

On March 12, 2009, Repsol YPF Ecuador S.A. (Ecuador Branch), as operator of Block 16, signed a modified Participation Agreement which extends the concession to operate Block 16 from January 31, 2012 to December 31, 2018, although the Participation Agreement will be terminated early if a Services Agreement to replace this Participation Agreement is not negotiated and executed within a period of one year (this deadline can be extended by mutual agreement). During this transition period, the Government of Ecuador will reduce the tax on extraordinary profits from 99% to 70%.

At the end of 2009, the aforementioned transition period was extended by an additional year, to March 12, 2011 (a deadline which can also be extended by mutual agreement).

New Constitution in Ecuador

On October 20, 2008 the new Constitution of Ecuador was published in the Official State Gazette, which makes certain amendments to hydrocarbons regulations. In accordance with article 408 of the new Constitution, the state is entitled to retain a portion of the profits deriving from the sale of the nation’s oil and gas resources in an amount that shall not be less than the earnings retained by the producer. A similar provision had already been written into the operating licenses but had never been incorporated into a constitution. As a result of the new Constitution, new hydrocarbons regulations are currently being drafted.

Other countries

Repsol YPF’s operations are subject to an extensive variety of legislation and regulatory frameworks in the other countries in which it operates. All aspects of the activities performed, including, inter alia, land occupancy, production rates, royalties, price-setting, environmental protection, export rates, exchange rates, etc., are covered by such legislation and regulatory frameworks. The terms of the concessions, licenses, permits and agreements governing the Group’s interests vary from one country to another. These concessions, licenses, permits and agreements are generally awarded or jointly carried out with government bodies or state companies and occasionally with private sector organisations.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3 Basis of presentation

The accompanying consolidated financial statements are presented in millions of euros and were prepared from the accounting records of Repsol YPF, S.A. and of its investees. The consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as approved by the European Union at December 31, 2009. The IFRS approved by the European Union differ in some aspects from the IFRS published by the International Accounting Standards Board (IASB); however these differences do not have a relevant impact on the Group’s consolidated financial statements for the years presented. Accordingly, they present fairly the Group’s consolidated equity and financial position at December 31, 2009, the results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended.

The preparation of the consolidated financial statements in accordance with IFRS, which is the responsibility of the Group’s directors, makes it necessary to make certain accounting estimates and for the directors to use their judgment when applying the Standards. The most complex areas, the areas in which the directors’ judgment is most required and the areas in which significant assumptions or estimates have to be made are detailed in Note 5 (Accounting Estimates and Judgments).

3.1 Comparison of information

On July 1, 2008, the Group’s interest in Alberto Pascualini Refap, S.A. (REFAP) was classified as a “Non-current assets held for sale” in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. However, the prevailing unfavourable operating climate affecting its business, together with the widespread financial crisis, has prevented the Group from successfully closing the sale as planned. As a result, in 2009 the Group’s investment in REFAP was once again consolidated in the financial statements using the proportional integration method.

To facilitate comparison between 2009 and 2008, in accordance with prevailing accounting criteria (IAS 31 Interests in joint ventures), the 2008 figures included in the accompanying consolidated financial statements have been duly modified to consolidate this entity using the proportional integration method for the full year. The change in consolidation method for REFAP does not affect years prior to 2008. The changes between the 2008 financial statements included for comparative purposes herein and the financial statements approved in 2008 are illustrated in the following tables:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of euros
	12/31/2008 as per 2009 consolidated financial statements	Proportional consolidation of REFAP, 2Ho8	12/31/2008 as per 2008 consolidated financial statements
Assets
Intangible assets:	4,283	204	4,079
a) Goodwill Board	3,055	204	2,851
b) Other Intangible assets	1,228	—	1,228
Property, plant and equipment	26,094	357	25,737
Investment property	31	—	31
Investments financial accounted position for at using the equity method	525	—	525
Non-current financial assets	2,466	(1)	2,466
Deferred tax assets	1,530	67	1,463
Other non-current assets	276	—	276
NON-CURRENT ASSETS	35,204	627	34,577

Non-current assets held for sale	163	(1,088)	1,251
Inventories	3,641	57	3,584
Trade and other receivables	6,636	4	6,632
a) Trade receivables	4,228	19	4,209
b) Other receivables	2,164	(16)	2,180
c) Income tax assets	244	1	243
Other current financial assets	498	4	494
Cash and cash equivalents	2,922	31	2,891
CURRENT ASSETS	13,860	(992)	14,852

TOTAL ASSETS	49,064	(365)	49,429

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of euros
	12/31/2008 as per 2009 consolidated financial statements	Proportional consolidation of REFAP, 2H08	12/31/2008 as per 2008 consolidated financial statements
LIABILITIES AND EQUITY
Equity
Equity	21,003	(156)	21,159
Adjustments for changes in value	(1,169)	(110)	(1,059)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	19,834	(266)	20,100
MINORITY INTERESTS	1,170	—	1,170
TOTAL EQUITY	21,004	(266)	21,270
Grants	108	—	108
Non-current provisions for contingencies and expenses	2,718	8	2,710
Non-current financial liabilities	10,432	117	10,315
A) Bank borrowings, bonds and other securities	10,118	117	10,001
B) Other financial liabilities	314	—	314
Deferred tax liabilities	2,559	5	2,554
Other non-current liabilities	1,451	—	1,451
NON-CURRENT LIABILITIES	17,268	130	17,138

Liabilities related to non-current assets held for sale	12	(589)	601
Current provisions	439	2	437
Current financial liabilities:	1,853	65	1,788
A) Bank borrowing, bonds and other securities	1,807	65	1,742
B) Other financial liabilities	46	—	46
Trade payables and other payables	8,488	293	8,195
A) Trade payables	3,174	296	2,878
B) Other payables	5,024	(3)	5,027
C) Income tax liabilities	290		290
CURRENT LIABILITIES	10,792	(229)	11,021

TOTAL EQUITY AND LIABILITIES	49,064	(365)	49,429

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of euros
	12/31/2008 as per 2009 consolidated financial statements	Proportional consolidation of REFAP, 2H08	12/31/2008 as per 2008 consolidated financial statements
CONSOLIDATED INCOME STATEMENT
Sales	58,475	735	57,740
Other operating income	3,236	1	3,235
OPERATING REVENUE	61,711	736	60,975

Supplies	(41,395)	(534)	(40,861)
Other operating expenses	(15,296)	(265)	(15,031)

OPERATING EXPENSES	(56,691)	(799)	(55,892)

OPERATING INCOME	5,020	(63)	5,083

FINANCIAL RESULT	(544)	(172)	(372)

PROFIT BEFORE TAX AND SHARE OF RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	4,476	(235)	4,711
income Tax	(1,861)	79	(1,940)
Share of results of companies accounted for using the equity method	66	—	66
Net income for the year from continuing operations	2,681	(156)	2,837

CONSOLIDATED NET INCOME FOR THE YEAR	2,681	(156)	2,837

Net income attributable to minority interests	(126)	—	(126)

NET INCOME ATTRIBUTABLE TO THE PARENT	2,555	(156)	2,711

In addition, the presentation format of the accompanying financial statements has been amended with respect to 2008 as a result of the application of the disclosure requirements established in Revised IAS 1 “Presentation of Financial Statements”. Although these changes are not material, they did entail the incorporation of a Statement of Changes in Equity into the Consolidated Financial Statements.

3.2 Basis of consolidation

Repsol YPF’s Consolidated Financial Statements include the investments in all their subsidiaries, associates and joint ventures.

All the subsidiaries over which Repsol YPF exercises direct or indirect control were fully consolidated. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. Control is, in general but not exclusively, presumed to exist when the parent owns directly or indirectly more than half of the voting power of the investee.

The share of the minority interests in the equity and profit of the Repsol YPF Group’s consolidated subsidiaries is detailed under the headings “Minority interests”, within the Equity category, in the Consolidated Balance Sheets and “Net income Attributable to Minority Interests” in the Consolidated Income Statements, respectively.

Joint ventures are proportionately consolidated and, accordingly, the consolidated financial statements include the assets, liabilities, expenses and income of these companies only in proportion to Repsol YPF Group’s ownership interest in their capital. Joint ventures are those

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

over which there is shared control and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

The assets, liabilities, income and expenses corresponding to the joint ventures are presented in the consolidated balance sheet and consolidated income statement in accordance with their specific nature.

Associates are accounted for using the equity method. These are companies over which the investor has significant influence but does not exercise effective or joint control. Significant influence is the power to affect financial and operating decisions of a company and is presumed to exist when the investor holds an interest of 20% or more. The equity method involves recognizing under “Investments accounted for using the equity method” in the Consolidated Balance Sheets, the net assets and goodwill, if applicable, of these companies only in proportion to the ownership interest in their capital. The net profit or loss obtained each year through these companies is reflected, only in proportion to the ownership interest in their capital, in the Consolidated Income Statements as “Share of results of companies accounted for using the equity method”.

Losses incurred by an associate attributable to the investor that exceed the latter’s interest in the associate are not recognised, unless the Group is obliged to cover them.

Appendix I contains a list of the consolidated subsidiaries, associates and joint ventures in which Repsol YPF, S.A. has direct and indirect ownership interests, which were included in the scope of consolidation.

The balances, transactions and profits between the fully consolidated companies were eliminated on consolidation. All balances, transactions and profits derived from transactions between the proportionately consolidated companies and other Group companies were eliminated in the proportion of its effective integration. The profit or loss on transactions between Group companies and associates was eliminated in proportion to the Group’s percentage of ownership of these companies.

The accounting policies and procedures used by the Group companies were standardised with those of the parent for the purpose of presenting the consolidated financial statements using uniform measurement bases.

The financial statements of the investees whose functional currency differs from the presentation currency (see Note 4.3) are translated as follows:

•	The assets and liabilities in each of the balance sheets presented are translated at the exchange rates prevailing on the balance sheet date.

•	Income and expense items in each of the income statements are translated at the average exchange rates of the period.

•	Any exchange differences arising as a result of the foregoing are recognised as a separate component of “Adjustments for changes in value” of equity called “Translation Differences”.

On disposal of a company whose functional currency is not the euro, the exchange differences posted as a component of equity relating to that company are recognised in the income statement on the same date as that on which the gain or loss on disposal is recognised.

The exchange rates against the euro of the main currencies used by the Group companies at December 31, 2009 and 2008 were as follows:

	DECEMBER 31, 2009		DECEMBER 31, 2008
	Year-End Rate	Cumulative Average Rate	Year-End Rate	Cumulative Average Rate
Dollar	1.44	1.39	1.39	1.47
Argentine Peso	5.45	5.18	4.78	4.62
Brazilian Real	2.51	2.77	3.25	2.68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.3 Changes in the scope of consolidation

Appendix I includes the main changes in 2009 and 2008.

4 Accounting policies

the principal accounting policies used by Repsol YPF in preparing the consolidated financial statements, are as follows:

4.1 Current/Non-current classification

In the accompanying consolidated balance sheet, assets and liabilities maturing within 12 months are classified as current items and those maturing within more than 12 months as non-current items.

4.2 Offsetting

As a general rule, in the consolidated financial statements neither assets and liabilities nor income and expenses are offset, except when offsetting is required or permitted by a given Standard and this presentation reflects the substance of the transaction.

Income and expenses arising from transactions in which, contractually or by law, offsetting is permitted and the Group intends to settle them on a net basis, or to realise the asset and settle the liability simultaneously are presented at their net amount in the consolidated income statements.

4.3 Functional currency and foreign currency transactions

Functional currency

The items included in these consolidated financial statements relating to the Group companies are measured using their functional currency, which is the currency in the main economic environment in which they operate. The consolidated financial statements are presented in euros, which is the Repsol YPF Group’s functional and presentation currency.

Foreign currency

Transactions in currencies other than the functional currency of an entity are deemed to be “foreign currency transactions” and are translated to the functional currency by applying the exchange rates prevailing at the date of the transaction. At each year end, the foreign currency monetary items on the balance sheet are measured at the exchange rate prevailing at that date and the exchange rate differences arising from such measurement are recorded as “Financial result” in the consolidated income statement in the year incurred. This does not apply to the accounting treatment of monetary items that qualify as hedging instruments (see Note 4.22).

4.4 Goodwill

Goodwill represents the excess of the cost of a business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities that meet the pertinent recognition criteria at the date of acquisition.

In the event of a shortfall, the value of the assets, liabilities and contingent liabilities acquired must be re-assessed. If after this re-assessment the shortfall continues to exist, it is recognised as income under “Other Operating Income” in the consolidated income statement.

Goodwill is not amortised and, in accordance with IFRS 3, is subsequently measured at cost less any accumulated impairment losses (see Note 4.9).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.5 Other intangible assets

The Repsol YPF Group initially recognises intangible assets at acquisition or production cost, except in the case of the emission allowances described in section f). This cost is amortised on a straight-line basis over their useful lives. At each balance sheet date, these assets are measured at cost less any accumulated amortisation and any accumulated impairment losses.

The main intangible assets of the Repsol YPF Group are as follows:

a.	Trademarks and similar intangible assets

Trademarks and similar intangible assets generated internally by the Group are not recognised as assets and the expenses incurred are allocated to income as incurred.

b.	Research and development expenses

The Group records incurred research expenses as expenses in the current period. Development expenses are capitalised if all the conditions required by the applicable accounting standard are fulfilled.

c.	Leasehold assignment, surface and usufruct rights

This account includes the following:

i.	Costs relating to contracts for the purchase of service station management rights and of the usufruct and surface rights related to these assets. These costs are amortised over the related contract terms, which range from 9 to 50 years.

ii.	Exclusive rights to use gas transmission pipelines. These rights are amortised over the term of the related right (currently 25 years).

d.	Reflagging rights and rights of publicity

This account relates to the cost of reflagging contracts for service stations owned by third parties, and the account balance is amortised on a straight-line basis over the related contract term.

e.	Exclusive supply contracts

This account relates to the costs arising from exclusive supply contracts entered into with service station owners, distributors and direct consumers, which are amortised on a straight-line basis over the term of the contract (the average term is currently five years).

f.	Emission allowances

Emission allowances are recognised as an intangible asset and are measured at acquisition cost.

Allowances received for no consideration under the National Emission Allowance Assignment Plan, are initially recognised at the market price prevailing at the beginning of the year in which they are issued, and a balancing item is recognised as a grant for the same amount under deferred income, which is charged against income as the corresponding tons of CO 2 are consumed.

These allowances are not amortised as their carrying amount equals their residual value and, therefore, the depreciable basis is zero, as their value is constant until delivery to the authorities; the allowances may be sold anytime. Emission allowances are subject to an annual impairment test (see Note 4.9). The fair value of the emission allowances is measured based on the average market price on European Union Allowances Exchange for the last trading session of the year provided by the ECX-European Climate Exchange.

As the emissions are released into the atmosphere, the Group records an expense on the heading “Other operating expenses” in the consolidated income statement acknowledging a provision whose amount is based on the CO2 tons emitted, measured, (i) at its book value, or (ii) by the quotation price at the closing in the case Repsol YPF does not have enough emission allowances available for the period.

When the emissions allowances for the CO2 tons emitted are delivered to the authorities, the intangible assets as well as their corresponding provision are derecognised from the balance sheet without any effect on the income statement.

g)	Other intangible assets

This account includes administrative concessions and other costs, such as those relating to computer software and intellectual property. These items are amortised on a straight-line basis over the useful lives of the assets; in the case of the administrative concessions, over the term of the related concession, and in the case of other assets over a period ranging between 3 and 20 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The concessions of electricity for distribution and transmission in Spain, acquired as a result of the acquisition of Union Fenosa by Gas Natural, are not encumbered by law or any other means. As a result, based on their classification as intangible assets with an indefinite useful life, they are not amortised, although they are tested for impairment annually.

4.6 Property, plant and equipment

The Repsol YPF Group uses the cost model by which items of property, plant and equipment are measured initially at their acquisition cost.

a	Cost

The cost of property, plant and equipment items includes their acquisition cost, all the costs directly related to the location of assets, making them operational and the present value of the expected disbursements necessary for any costs of dismantling and removing the item or restoring the site on which it is located, when such obligations are incurred under certain conditions. Subsequent changes to the estimates of the liabilities due to dismantling costs and related liabilities arising as a result of changes in the estimated cash flows or in the discount rate are added or deducted from the cost of the corresponding asset during the period in which they occur, except where the writedown of liabilities exceeds the carrying amount of the corresponding assets, in which case the difference is recognised in the consolidated income statement.

Borrowing costs that are directly attributable to the acquisition or construction of assets that require more than one year to be ready for use are capitalised as part of the cost of these assets and in accordance with established limits.

Personnel expenses and other operating expenses directly attributable to the construction of the asset are also capitalised.

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized, as long as the general capitalisation criteria are met.

Repair, upkeep and maintenance expenses are recognised in the income statement as incurred. Furthermore, certain of the Repsol YPF Group’s facilities require periodic reviews. In this respect, a portion of the items requiring replacement are recognised specifically and are depreciated over the period until the next repairs are carried out.

This heading also includes investments relating to oil and gas exploration and production activities (see Note 4.6.c), and the cost of assets held under finance leases (see Note 4.19.a).

b)	Depreciation

Property, plant and equipment, other than those relating to oil and gas exploration and production activities (see Note 4.6.c), are depreciated using the straight-line method on the basis of the acquisition cost of the assets less their estimated residual value, over the years of estimated useful life of the assets, the detail being as follows:

Years of Estimated Useful Life
Buildings and other structures	20-50
Machinery and fixtures:
Machinery, fixtures and tools(1)	8-40
Furniture	9-15
Refineries in service:
Units	8-15
Storage tanks	20-30
Pipelines and networks	12-18
Gas infrastructure and distribution facilities	20-40
Transport equipment	5-25

(1)	In addition, the Group holds an indirect interest, via Gas Natural, in hydro-powered generation assets whose depreciation period can be as high as 100 years, where not held under concession, depending on their estimated useful lives.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The depreciation of these assets starts when the assets become available for use.

Land is classified separately from the buildings or facilities that might be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

c.	Recognition of oil and gas exploration and production transactions

Repsol YPF recognises oil and gas exploration and production transactions using the “successful-efforts” method, whereby the accounting treatment of the various costs incurred is as follows:

i.	The costs incurred in the acquisition of new interests in areas with proved and unproved reserves (including bonds, legal costs, etc.) are capitalised as incurred under “Investments in areas with reserves” associated with proved reserves or unproved reserves, as appropriate.

ii.	The costs of acquiring interests on exploration permits for a given period of time are capitalised at their purchase price and recorded in the heading “Other exploration costs”. If reserves are not found, the amounts previously capitalised are recognised as an expense in the consolidated income statement. If the exploration work yields positive results, giving rise to commercially exploitable wells, the costs are reclassified to “Investments in areas with reserves” at their carrying amount when the wells are determined to be commercially exploitable. Wells are classified as “commercially exploitable” only if they are expected to generate a volume of reserves that justifies their commercial development on the basis of the conditions prevailing when the costs are recognised (e.g. prices, costs, production techniques, regulatory framework, etc.).

iii.	Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to the exploration activity), excluding exploratory drilling expenditures, are charged to income as incurred.

iv.	Exploratory drilling costs, including those relating to stratigraphic exploration wells, are recognised as assets under the heading “Other exploration costs” until it is determined whether proved reserves justifying their commercial development have been found. If no proved reserves are found, the capitalised drilling costs are charged to income. However, if as a result of exploratory drilling, including stratigraphic exploratory wells, reserves are found that cannot be classified as proved, their recognition depends on the following:

•

If the area requires additional investments before production can commence, the drilling costs remain capitalised only during the period in which the following conditions are met: (i) the amount of proved reserves found justifies the completion of a productive well if the required investment is made; and (ii) the drilling of additional exploratory or stratigraphic wells is underway or planned for the near future. If either of the aforementioned conditions is not met, the drilling costs or the cost of the stratigraphic wells are charged to income.

•

In all other circumstances, the existence of reserves that can be classified as proved have to be determined within one year from the completion of the prospection work. Otherwise, the related drilling costs are charged to income.

Drilling costs that have given rise to a positive discovery of commercially exploitable reserves are reclassified to “Investments in areas with reserves”.

v.	Development expenditure incurred in lifting proved reserves and in processing and storing oil and gas (including costs incurred in drilling relating to productive wells and dry wells under development, oil rigs, recovery improvement systems, etc.) are recognised as assets under “Investments in areas with reserves”.

vi.	Future field abandonment and dismantling costs (environmental, safety, etc.) are estimated, on a field-by-field basis, and are capitalised at their present value when they are initially recognised under “Investments in areas with reserves” in the consolidated balance sheet, within “Non-Current Provisions”.

The investments capitalised as described above are depreciated as follows:

i.	Investments in the acquisition of proved reserves are depreciated over the estimated commercial life of the field on the basis of the production for the period as a proportion of the proved reserves of the field at the beginning of the depreciation period.

ii.	Investments relating to unproved reserves or fields under evaluation are not depreciated. These investments reserves are assessed at least once a year or, in any case, whenever there is any indication of impairment and, in the event of impairment, the related loss is recognised with a charge to the consolidated income statement for the year.

iii.	Cost incurred in drilling work and subsequent investments to develop and lift oil and gas reserves are depreciated over the estimated commercial life of the field on the basis of the production for the period as a proportion of the proved reserves of the field at the beginning of the depreciation period.

The changes in estimated reserves are considered on a prospective basis in calculating depreciation.

At each balance sheet date or whenever there are indications that the assets might have become impaired, their recoverable amount (see Note 4.9) is compared to their carrying amount. Any impairment loss or reversal arising as a result of this comparison is recognised under “Impairment losses and losses on disposal of non-current assets” or, if applicable, “Income from reversal of impairment losses and gains on disposal of non-current assets” on the consolidated income statement (see Notes 4.9, 8, 10 and 26).

d	Environmental property, plant and equipment

Property, plant and equipment of an environmental nature, the purpose of which is to minimise environmental impact and to protect and improve the environment, are identified on the basis of the nature of the business activities carried on by the Group, based on the Group’s technical criteria, which are based on the guidelines relating to these matters issued by the American Petroleum Institute (API).

Environmental property, plant and equipment and the related accumulated depreciation are recognised in the consolidated balance sheet together with other property, plant and equipment, classified by their nature for accounting purposes.

Their cost, depreciation methods and the valuation adjustments to be performed are determined in accordance with the rules relating to these non-current asset items, as explained in Notes 4.6.a to 4.6.c.

4.7 Investment property

Investment properties are those assets (buildings, land) held either to earn rentals from their leasing, or for capital appreciation. These assets are not used in the Group’s business activities and are not for its own use. Repsol YPF recognises investment property using the cost model, applying the same policies as those for items of property, plant and equipment (see Note 4.6.a-b).

4.8 Non-current assets held for sale and discontinued operations

The Group classifies a non-current asset (or group of assets) as held for sale if the carrying amount of the asset(s) and associated liabilities will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. The sale should be expected to be completed within one year from the date of classification.

These assets or group of assets are presented at the lower of carrying amount and fair value less costs to sell and are not depreciated as long as they are classified as held for sale or form part of a group of assets classified as held for sale.

In addition, the Group classifies as discontinued operations any component (a cash-generating unit or a group of cash-generating units) that represents a separate major line of business or geographical area of operations, or has been sold or disposed of by other means, or that qualifies for classification as held for sale.

Non-current assets held for sale are presented in the consolidated balance sheet separately from other assets under the heading “Non-current assets held for sale”, while the liabilities associated with assets qualifying for this classification are presented under “Liabilities related to non-current assets held for sale”. The after-tax profits or losses generated by discontinued operations are presented in a single heading “Net income for the year from discontinued operations”.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.9 Impairment of property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Group compares their carrying amount with their recoverable amount at the balance sheet date (see Note 4.23), or more frequently if there are indications that the assets might have become impaired. For that purpose, assets are grouped into cash-generating units (CGUs), to the extent such assets, when individually considered, cannot generate cash inflows that are independent of the cash inflows from other assets or CGUs.

To perform this test, goodwill acquired on a business combination is allocated among the cash-generating units or groups of cash-generating units (CGUs) that benefit from the synergies of the business combination and the recoverable amount thereof is estimated by discounting the estimated future cash flows of each unit.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed, which is different for each country and business.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount, and an impairment loss is recognised as an expense under “Impairment losses recognised and losses on disposal of non-current assets” in the consolidated income statement.

An impairment loss is recognised, first applied, as a reduction of the carrying amount of related goodwill allocated to the cash-generating unit. Any impairment losses in excess of the carrying amount of goodwill is then allocated to the assets comprising the CGU on a pro-rata basis of their carrying amount.

The basis for future depreciation or amortisation will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

On the occurrence of new events, or changes in existing circumstances, which prove that an impairment loss recognised on a prior date could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is developed, to determine whether it is applicable to reverse the impairment losses recognised in previous periods.

In the event of a reversal the carrying amount of the asset (or the cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognised for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognised under “Income from reversal of impairment losses and gains on disposal of non-current assets” in the consolidated income statement. An impairment loss recognised for goodwill can not be reversed in subsequent periods.

4.10 Current and non-current financial assets

The Group classifies its investments when they are initially recognised and reviews their classification at each balance sheet date. The assets are classified on the basis of the purpose for which they were acquired.

This category has, in turn, the following sub-categories:

a)	Financial assets at fair value with changes through profit or loss

a.1.	Financial assets held for trading: this category comprises derivatives not designated as hedging instruments.

a.2.	Other financial assets at fair value with changes in profit and loss: this category comprises those financial assets acquired for trading or sale in the short-term which are not derivatives.

b)	Financial assets available for sale

Financial assets available for sale are financial assets that have either been designated as available for sale or have not been classified in any other financial asset category.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c)	Loans and receivables

There are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group delivers goods or provides services or financing to a third party and are assets which it does not intend to sell immediately or in the near term.

d)	Held to maturity investments

Held to maturity investments are financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold from the date of purchase to the date of maturity.

A financial asset is initially recognised at fair value (see Note 4.22). Transaction costs that are directly attributable to the acquisition or issuance of a financial asset are capitalised upon initial recognition of the asset, except in relation to assets designated as financial assets at fair value through profit or loss.

Subsequent to initial recognition, all financial assets, except for “Loans and receivables”, the “Held to maturity investments” and certain investments in company shares will be measured at fair value.

In the case of “Other financial assets at fair value with changes in profit and loss”, gains and losses from changes in fair value are recognised in the net profit or loss for the year. In the case of “Financial assets available for sale”, the gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised in the profit or loss for the year.

“Loans and receivables” and “Held to maturity investments” are measured at amortised cost, and the accrued interest income is recognised in profit or loss using the effective interest rate method. Investments in shares of companies that are not listed on an active market and whose fair value cannot be measured reliably are measured at cost.

An impairment loss on financial assets at amortised cost is recognised when there is objective evidence that the Group will not be capable of collecting all the related amounts under the original terms of the accounts receivable.

The amount of the impairment loss is recognised in the consolidated income statement as the difference between the carrying amount and the present value of the future cash flows discounted at the effective interest rate. The carrying amount of the asset is reduced through a correction account.

If, in subsequent periods, the value of the financial asset is recovered, the previously recognised impairment loss shall be reversed. The reversal shall not exceed the carrying amount the financial asset prior to the initial recognition of the impairment loss. The amount of the reversal shall be recognised in the income statement for the period.

Finally, an account receivable is considered uncollectible when situations similar to the following occur: dissolution of a company, lack of assets with which to settle the debts or a legal ruling.

Financial assets are initially recognised at face value whenever the effect of not discounting the related cash flows is not significant. Subsequent measurement of these assets is also done at face value.

The Group derecognises financial assets when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition.

4.11 Inventories

Inventories acquired for our own use are stated at the lower of cost and net realisable value. Cost (basically the average cost) includes acquisition costs (less trade discounts, rebates and other similar items), transformation and other costs which have been incurred in bringing the inventories to their present location and condition.

In the case of refinery products, the costs are allocated to income in proportion to the selling price of the related products (isomargin method) due to the existing difficulty to recognize the conversion costs of every product.

The Group assesses the net realisable value of the inventories at the end of each period and recognises in income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused the impairment no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net realisable value is the estimated selling price at year end less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

In the case of commodities and similar products, it is not necessary to write down their carrying amount below cost so long as management expects that the finished products in which they are to be incorporated will be sold above cost.

Commodities inventories acquired for trading are measured at fair value less costs to sell and changes in fair value are recognised in income. These transactions do not represent a significant volume of the Group’s inventories (see Note 14).

4.12 Cash and cash equivalents

Repsol YPF classifies under “Cash and cash equivalents” liquid financial assets, deposits or financial assets that can be converted into a known amount of cash within three months and that are subject to an insignificant risk of changes in value.

4.13 Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period taking into account, where appropriate, any treasury shares held by the Group (see Notes 15.1 and 15.4).

4.14 Financial liabilities

Financial liabilities are initially recognised at fair value less the transaction costs incurred. Since the Group does not have any held-for-trading financial liabilities, except for derivative financial instruments, after initial recognition, financial liabilities are measured at amortised cost. Any difference between the financing received (net of transaction costs) and repayment value is recognised in the consolidated income statement over the life of the debt instrument in question, using the effective interest rate method.

Preference shares, the terms and conditions of which are detailed in Note 17 correspond to this liability category. They are initially recognised at fair value net of issuing costs and are subsequently measured at amortised cost, unless they form part of a hedging transaction in which case the criteria set forth in Note 4.22 applies.

Trade payables and other payables are financial liabilities which do not bear explicit interest and which, are recognised at face value, when the effect of not discounting them is not material.

The Group derecognises financial liabilities when the obligations are cancelled or expire.

4.15 Provisions

In accordance with prevailing accounting standards, the Group makes a distinction between:

a.	Provisions: present obligations, either legal or assumed by the Group, arising from past events, the settlement of which is expected to give rise to an outflow of resources the amount and timing of which are uncertain; and

b.	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits.

These provisions are recognised when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be reliably estimated and it is probable that the commitment will have to be settled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When a contract qualifies as onerous, the related present liabilities are recognised in the consolidated financial statements as provisions.

Contingent liabilities are not recognised in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 35).

4.16 Pensions and other similar obligations

a.	Defined contribution plans

Repsol YPF has recognised defined contribution pension plans for certain employee groups; directly or indirectly through Group subsidiary YPF and Gas Natural (see Note 21).

The annual cost of these plans is recognised under “Personnel expenses” in the consolidated income statement.

b.	Defined benefit plans

Repsol YPF’s defined benefit plans are mostly held through Gas Natural. The benefits to which the employees are entitled at the date of their retirement are recognised in the income statement as follows:

i.	The current service cost (the increase in the present value of the defined benefit obligation resulting from employee service in the current period), under “Personnel expenses”.

ii.	The interest cost (the increase during a period in the present value of a defined benefit obligation which arises because the benefits are one period closer to settlement), under “Financial costs”.

iii.	The return on plan assets and changes in the value thereof, less any costs of administering the plan and less any tax payable by the plan itself, under “Financial costs”.

The liability recognised with respect to defined contribution pension plans is the present value of the obligation at the balance sheet date less the fair value of plan assets, net of adjustments for past service costs. The obligation under defined benefit plans is calculated annually by independent actuaries in accordance with the projected credit unit method.

Any actuarial gains or losses arising as a result of changes in the actuarial assumptions used are recognised directly in equity under the heading “Reserves”.

4.17 Grants

a)	Grants related to assets

These are grants related to non-current assets and are measured at the amount granted, or nominal value, or the fair value of the assets received, if they have been transferred for no consideration. They are classified as deferred income when it is certain that they will be received.

These grants are a recognised to income on straight line basis over the useful life of the assets whose costs they are financing. The financial statements of Repsol YPF present the assets and the grants received separately.

b)	Grants related to income

These are grants that become receivable by the Group as compensation for expenses or losses already incurred and are recognised as income for the period in which they become receivable.

4.18 Deferred income

Deferred income relates mainly to income from the assignment of gas transmission pipeline usage rights, the income relating to the natural gas distribution network relocation to be borne by third parties and the net amounts received each year for new connections and branch lines. This income is credited to income on a straight-line basis over the depreciation period of the related non-current assets, which ranges from 20 to 50 years.

In addition, in this heading there are also included as deferred income the CO2 emission rights received for no consideration (see Note 4.5.f).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.19 Leases

In this category, a distinction can be drawn between:

a)	Finance leases

Leases are classified as finance leases whenever the lessor transfers substantially all the risks and rewards of ownership to the lessee. The ownership of the asset may or may not be transferred.

When the consolidated companies act as the lessee in finance leases, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a financial liability for the same amount, which will be the lower of the fair value of the leased or the fair value of non-contingent amounts and not related to the provision of services payable to the lessor including, where appropriate, the price of exercising the purchase option, when the exercise thereof is expected with certainty at the beginning of the lease. These assets are depreciated according to criteria applied to the items of property, plant and equipment that are owned or are depreciated over the lease term, whichever is shorter, provided there is no reasonable certainty that the lessee shall be granted the ownership at the end of the term of the lease date.

The finance cost derived from the unwinding of the financial liability is allocated to the periods during the lease term through use of a constant interest rate on the remaining financial liability. The resulting finance expense is charged to “Financial result” in the consolidated income statement.

b)	Operating leases

Leases in which the ownership of the leased asset and substantially all the risks and rewards incidental to ownership of the leased assets remain with the lessor are classified as operating leases.

Lease costs are recognised under “Other operating expense”, respectively, in the consolidated income statement as incurred.

When the Group acts as lessor, the resulting income is recognised under “Other operating income” in the consolidated income statement, as accrued.

4.20 Income tax

Repsol YPF recognises in the income statement for the year the accrued tax on the companies’ income, which is calculated taking into account the differences between the timing of recognition for accounting purposes and tax purposes of the transactions and other events in the current year recognised in the financial statements, giving rise to temporary differences and, therefore, to the recognition of certain deferred tax assets and liabilities in the balance sheet. These amounts are recognised by applying to the temporary differences the tax rate that is expected to apply in the period when the asset is realised or the liability is settled.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill for which amortisation is not deductible for tax purposes or unless the exception to the deferred tax liabilities is applicable in cases of taxable temporary differences related to investments in subsidiaries, branches and associates.

Deferred tax assets recognised for temporary differences and other deferred tax assets (tax losses and tax deductions carry forwards) are recognised when it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilised. Additionally, deferred tax assets recognised for temporary differences can only be recorded to the extent that they will reverse in the near future.

The accrued income tax expense includes both the deferred income tax expense and the current income tax expense, which is taken to be the amount payable (or refundable) in relation to the taxable net income for the year (see Note 25).

“Income tax” in the accompanying consolidated income statement includes both the accrued income tax expense and the net provisions recognised in the year for income tax contingencies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.21 Revenue and expense recognition

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, VAT and other sales-related taxes.

In order to minimise transport costs and optimise the Group’s logistics chain, Repsol YPF carries out oil product swap transactions with other companies in different geographical locations. The related agreements include clauses to adjust through an amount of economic consideration the value of the products swapped on the basis of the technical specifications thereof and the delivery and receiving points for the goods. These transactions are not recognised in the income statement as separate purchases and sales. Similarly, the Group does not recognise as period sales transactions in which as a result of the clauses in the agreements signed the risks incidental to ownership are not effectively transferred to the buyer.

Sales of goods are recognised when substantially all the risks and rewards have been transferred. Revenue associated with the rendering of services is also recognised by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably. Interest income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. Dividend income from investments is recognised when the shareholders’ rights to receive payment have been established.

An expense is recognised when there is a reduction of an asset, or an increase in a liability, which can be measured reliably.

As a result of the legislation on oil and gas retailing in force in the countries in which the Group operates, Repsol YPF reflects as both revenue and expenses the excise and analogous duties levied specifically on consumption related to the production and/or sale of oil and gas products.

Transactions between companies of the Repsol YPF Group and between segments are carried out on an arm’s length basis. These transactions give rise to income, expenses and profits which are eliminated on consolidation.

Work relating to water management, atmospheric protection, waste management, remediation of soil and subsoil water and the development of environmental management systems are deemed to be environmental expenses and they are recognised for accounting purposes in accordance with the criteria indicated above.

4.22 Financial derivatives

The Group arranges derivatives to hedge its exposure to financial and commercial risks due to interest rate and exchange rate fluctuations and to changes in the prices of certain commodities. All financial derivative instruments are initially recognised at fair value at the contract date and are subsequently measured at fair value. The derivatives are recognised as an asset when their fair value is positive and as a liability when it is negative. The differences in fair value are recognised in the income statement, except for specific hedge accounting treatment, where applicable.

For the assessment of financial derivative instruments, in case these are available, quotation market prices at the close of the balance sheet are used. This is the case of the futures contracts.

In the absence of quotation market prices for financial derivative instruments contracted, their fair value is estimated discounting the associated future cash flows according to the interest, exchange rates, credit differentials, volatility, and forward price trends in force on the close of the balance sheet. This assessment method has been applied to the following instruments:

•	Mixed currency and interest swaps

•	Interest rate swaps

•	Forward exchange rate contracts

•	Swaps on crude oil prices and products

•	Interest rate options

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although the Group applies common assessment market techniques, some changes in the measurement models or in the hypotheses applied therein could lead to different assessments of said instruments than these recognised in the balance sheet, income statement and/or equity.

The fair values of the derivative instruments used as hedge instruments are included in Note 19. The Group designates certain derivatives as:

a)	Fair value hedges

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the profit for the period.

The fair value of derivatives that are designated and effective as fair value hedges is recognised in the income statement, together with any change in fair value of the hedged items.

b)	Cash flow hedges

These are hedges of the exposure to changes in cash flows that: (i) are attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction and that (ii) could affect the result for the year.

The effective portion of changes in the fair value of hedging instruments is recognised in equity. The gain or loss relating to the ineffective portion is recognised in the income statement. The cumulative gains or losses recognised in equity are transferred to net profit or loss for the year, in the period in which the hedged items affect the income statement.

c)	Hedges of net investment

These are hedges of the exposure to foreign exchange rate changes in relation to investments in the net assets of foreign operations.

Hedges of net investments in a foreign operation are accounted for in a similar way to cash flow hedges, although the exchange rate differences resulting from these transactions are recognised in “Translation differences” under equity in the accompanying consolidated balance sheet. Cumulative gains and losses recognised in equity are recognised in the consolidated income statement when the foreign operation is sold or disposed of in any other way.

The Group documents at the inception of the transaction the hedging relationship between the hedging instrument and the hedged items, and the risk management objective and strategy for undertaking the hedge. The Group also documents their assessment, both at the inception of the hedge and subsequently, in relation to whether the derivatives used in hedging transactions are highly effective.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net result for the year.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Long-term sale and purchase commitments of gas and crude oil are analised with the aim to determine whether these are in line with the provisions or marketing needs of the normal activity of the Group or whether, on the contrary, these are derivatives and should be recognised in accordance with the criteria set forth in IAS 39.

4.23 Methodology for estimating recoverable amount

The recoverable amount of assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average cost of capital.

In the assessment of the value in use, cash flow forecasts based on the best income and expense estimates available of the CGUs using sector forecasts, past results and future expectations of business evolution and market development are utilized. Among the most sensitive aspects included in the forecasts used in all the CGUs, the purchase and sale prices of hydrocarbons, inflation, employee costs and investments are highlighted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited, by the contractual expiration of the operating permits, commitments or contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The reference prices considered are based on a combination of market prices available in the financial community.

The cash flows of the refining and marketing businesses are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations considered in the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The cash flows projection period is generally a five-year period, extrapolating the flows of the fifth year for subsequent years without applying any growth rate.

These estimated net future cash flows are discounted to their present value using a specific cost of capital for each asset based on the currency in which its cash flows are denominated and the risks associated with the cash flows, including country risk. The rates used in the years 2009 and 2008 for the different businesses are in the following ranges:

	2009	2008
E&P	7.8% - 18.6%	7.8% - 19.3%
R&M	4.9% - 15.0%	5.8% - 16.6%

4.24 New standards issued

A.	Below is a list of the standards, interpretations and related amendments that are affective and in forced and applicable to the Group’s consolidated financial statements for 2009, in accordance with International Financial Reporting Standards endorsed by the European Union:

•	IFRS 8 Operating segments

•	IFRIC 13 Customer loyalty programmes

•	IFRIC 15 Agreements for the construction of real estate

•	IFRIC 16 Hedges of a net investment in a foreign operation

•	IFRIC 18 Transfers of assets from customers

•	Revised IAS 1 Presentation of financial statements

•	Amendments to IFRS 7 Financial instruments: Disclosures

•	Revised IAS 23 Borrowing costs

•	Amendment to IFRS 2 Vesting conditions and cancellations

•	Amendment to IAS 32 and IAS 1 Puttable financial instruments and obligations arising on liquidation

•	Amendment to IFRS 1 and IAS 27 – Cost of an investment in a subsidiary, joint venture or associate

•	Amendments to IFRIC 9 and IAS 39 Embedded derivatives

•	Improvements to IFRS: Annual improvements to IFRS 2006-2008 (1)

(1)	Amended IFRS 5 is applicable prospectively to annual periods starting on or after July 1, 2009.

The application of the above listed standards, interpretations and amendments has not had a significant impact on the Group’s consolidated 2009 financial statements, with the exception of the additional disclosure required under IFRS 8 (Operating segments) and the amendments

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to IFRS 7 (enhanced disclosure requirements for financial assets). In addition the configuration and presentation of the Group’s statement of changes in equity has been modified as a result of the application of revised IAS 1, Presentation of financial instruments.

B.	At the date of preparation of these financial statements, the standards, interpretations and related amendments published by the IASB and endorsed by the European Union that are not yet in force, either because their effective date is subsequent to the date of these financial statements, or the Group has opted against early adoption, are the following:

Mandatory application in 2010:

•	Revised IFRS 3 Business combinations

•	IFRIC 12 Service concession arrangements

•	IFRIC 17 Distributions of non-cash assets to owners

•	Amendment of IAS 27 Consolidated and separate financial statements

•	Amendment of IAS 39 Eligible hedged items

•	Revised IFRS 1 First-time adoption of IFRS

Mandatory application in 2011:

•	Amendments to IAS 32 Classification of rights issues

At the date of preparation of these financial statements, management is evaluating the impact that the above listed standards, interpretations and related amendments will have on the Group’s consolidated financial statements.

C.	At the date of preparation of these financial statements, the standards, interpretations and related amendments that have been published by the IASB but not yet endorsed by the European Union are the following:

•	Amendments to IFRS 1 Additional exemptions for first-time adopters

•	Amendments to IFRS 2 Croup cash-settled share-based payment transactions

•	Annual improvements to IFRS 2007-2009

•	Amendments to IFRS 1 Additional exemptions for first-time adopters

•	Amendments to IAS 24 Related party disclosures

•	IFRIC 19 Extinguishing financial liabilities with equity instruments

•	Amendments to IFRIC 14 Prepayments of a minimum funding requirement

•	IFRS 9 Financial instruments (1)

(1)	This constitutes phase one of the three-phase project for the overhaul of the prevailing IAS 39: Financial instruments: recognition and measurement.

5 Accounting estimates and judgments

The preparation of financial statements in accordance with generally accepted accounting principles makes it necessary to make assumptions and estimates that affect the amounts of the assets and liabilities recognised, the presentation of contingent assets and liabilities at year end and the income and expenses recognised during the year. The actual results could differ depending on the estimates made.

The accounting policies and areas which require the highest degree of judgment and estimates in the preparation of the consolidated financial statements are: (i) crude oil and natural gas reserves; (ii) provisions for litigation and other contingencies; (iii) the calculation of income tax and deferred tax assets; (iv) impairment test of assets (see Note 4.9), and (v) derivative financial instruments (see Note 4.22).

Crude oil and gas reserves

Estimating crude oil and gas reserves form an integral part of the Company’s decision making process. The volume of crude oil and gas reserves is used to calculate the depreciation using production unit ratios and to assess the recoverability of the investments in exploration and production assets (see Notes 8 and 10).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repsol YPF prepares its estimates and assumptions in relation to crude oil and gas reserves taking into account the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission (SEC). The SEC approved amendments to its reporting requirements applicable to oil and gas exploration and production companies, which became effective on January 1, 2010 and apply to annual reports for years ended December 31, 2009 and beyond. The application of these amendments has not had a significant impact on the Group’s reserve volumes.

Provisions for litigation and other contingencies

The final cost of settling claims, grievances and lawsuits could vary due to estimates based on differing interpretations of the rules, opinions and final assessments of the amount of the damages. Therefore, any change in circumstances relating to contingencies of this nature could have a material effect on the amount of the provision for contingencies recognised.

Repsol YPF makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information regarding costs and expected plans for remediation. For environmental provisions, costs can differ from estimates because of changes in laws and regulations, discovery and analysis of site conditions and changes in clean-up technology. Therefore, any change in the factors or circumstances related to provisions of this nature, as well as changes in laws and regulations could, as a consequence, have a significant effect on the provisions recognised for these costs (see Note 35).

Calculation of income tax and deferred tax assets

The appropriate assessment of the income tax expense is dependent on several factors, including estimates of the timing and realisation of deferred tax assets and the timing of income tax payments. Actual collections and payments may differ materially from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting the Company’s tax balances.

6 Goodwill

The detail, by company, of the goodwill at December 31, 2009 and 2008, is as follows:

	Millions of euros
	2009	2008
YPF, S.A.	1,671	1,730
Gas Natural SDG, S.A. (1)	2,022	321
Refap, S.A.	264	204
Repsol Portuguesa, S.A.	154	154
Repsol Gas Portugal, S.A.	118	118
EESS de Repsol Comercial P.P.	96	96
Empresas Lipigas, S.A.	80	66
Grupo Italia Gas Natural	43	44
Buenergia Gas & Power, Ltd.	35	38
Grupo Dersa	30	29
Repsol Italia	28	28
Grupo Generación Mexico	—	27
Other companies	192	200
BALANCE AT END OF THE YEAR	4,733	3,055

(1)	Includes € 1,679 million corresponding to the goodwill generated by the Union Fenosa business combination completed by Gas Natural (see Note 30).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in 2009 and 2008 in this line item in the accompanying consolidated balance sheet were as follows:

	Millions of euros
	2009	2008
Balance at beginning of year	3,055	3,308
Additions	1,788	—
Change in the scope of consolidation	(49)	(2)
Divestments	—	(292)
Translation differences	10	40
Write-downs	(16)	—
Reclasifications and others changes	(55)	1
BALANCE AT END OF YEAR	4,733	3,055

The most significant amount included under the heading “Additions” corresponds to the acquisition of Unión Fenosa by Gas Natural, which generated goodwill amounting to € 1,745 million (representing the Groups pro rata share corresponding to its shareholding in Gas Natural).

The divestment recorded in 2008 corresponded to the goodwill derecognised due to the sale of the 15% share in YPF (see Note 30).

The detail of the gross goodwill and accumulated impairment losses at December 31, 2009 and 2008 is as follows:

	Millions of euros
	2009	2008
Gross goodwill	4,749	3,055
Accumulated impairment losses	(16)	—
Net goodwill	4,733	3,055

Testing goodwill for impairment

The detail, of goodwill at December 31, 2009 and 2008 by operating segment is as follows:

	Millions of euros
	2009	2008
Upstream	78	86
Downstream	828	754
YPF	1,671	1,730
Upstream	1,141	1,181
Downstream	530	549
Gas Natural	2,156	485

TOTAL	4,733	3,055

Repsol YPF considers that, based on current knowledge, the reasonably possible changes in key assumptions for determining fair value, on which the determination of the recoverable amounts was based, will not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts at December 31, 2009 and 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7 Other intangible assets

The detail of the intangible assets and the related accumulated depreciation at December 31, 2009 and 2008, and of the changes therein is as follows:

	Leasehold Assignment, Surface and Usufruct Rights	Emission Allowances	Flagging Costs	Exclusive Supply Contracts	Computer software	Other Intangible Assets	TOTAL
COST
Balance at January 1, 2008	671	67	231	165	330	598	2,062
Additions (1)	3	44	7	18	80	18	170
Disposals and derecognitions	(12)	(18)	(18)	(1)	(12)	(16)	(77)
Translation differences	14	—	2	—	(1)	(21)	(6)
Change in the scope of consolidation	—	—	(11)	—	(12)	—	(23)
Reclassifications and other changes (2)	—	222	(1)	(4)	17	7	241
Balance at December 31, 2008	676	315	210	178	402	586	2,367
Additions (1)	3	13	11	12	48	15	102
Disposals and derecognitions	(20)	(48)	(33)	(1)	(3)	(6)	(111)
Translation differences	(8)	—	(1)	—	—	26	17
Change in the scope of consolidation (3)	(5)	67	—	—	21	937	1,020
Reclassifications and other changes (2)	(7)	(89)	21	(12)	(5)	(16)	(108)
Balance at December 31, 2009	639	258	208	177	463	1,542	3,287
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES
Balance at January 1, 2008	(237)	(64)	(170)	(133)	(212)	(228)	(1,043)
Depreciation charge for the year	(27)	—	(15)	(6)	(42)	(27)	(117)
Disposals and derecognitions	8	—	16	1	11	17	53
Impairment losses (recognised) / reversed	—	(86)	—	—	—	—	(86)
Translation differences	(6)	—	(1)	—	1	2	(4)
Change in the scope of consolidation	—	—	7	—	3	8	18
Reclassifications and other changes (2)	9	64	1	—	(2)	(32)	40
Balance at December 31, 2008	(253)	(86)	(162)	(138)	(241)	(260)	(1,139)
Depreciation charge for the year	(24)	—	(23)	(6)	(61)	(39)	(153)
Disposals and derecognitions	7	14	26	—	2	1	50
Impairment losses (recognised) / reversed	—	(50)	—	—	—	—	(50)
Translation differences	4	—	1	—	—	(5)	—
Change in the scope of consolidation	(7)	(4)	—	—	3	1	(7)
Reclassifications and other changes (2)	1	81	4	—	—	12	97
Balance at December 31, 2009	(272)	(45)	(154)	(144)	(297)	(290)	(1,202)
CARRYING AMOUNT AT DECEMBER 31, 2008	423	229	48	40	161	326	1,228
CARRYING AMOUNT AT DECEMBER 31, 2009	367	213	54	33	166	1,252	2,085

(1)	Investments in 2009 and 2008 are from the direct acquisition of assets totaling of € 102 million and € 170 million, respectively.
(2)

In 2009, “Emission allowances” includes € 246 million corresponding to the carbon emission allowances freely assigned in 2009 under the national allocation plan and the derecognition of the liability corresponding to 2008 in the amount of € 214 million. In 2008, the heading “Emission allowances” includes € 278 million from the rights of emissions of CO 2 freely assigned for 2008 for no consideration pursuant to the national assignment plan and the derecognition of the corresponding emission allowances for 2007 by € 3 million (see Note 36).

(3)	See Note 30.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2009 the Group had € 205 million of indefinite-life intangible assets corresponding to electricity distribution concessions in Spain held through the Gas Natural Group. At year end 2008 Repsol YPF had no intangible assets with indefinite useful lives.

The research and development expense recognised in the consolidated income statement has amounted in 2009 and 2008 to € 75 million and € 83 million, respectively.

The leasehold assignment surface and usufruct, the reflagging costs and image rights, the exclusive supply contracts and the administrative concessions are legal rights whose ownership is conditioned by the term of the originating contract as described in paragraph 4.5 of Note 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8 Property, plant and equipment

The detail of “Property, plant and equipment” and of the related accumulated depreciation and accumulated impairment losses at December 31, 2009 and 2008, and of the changes therein is as follows:

	Millions of eurus
	Land, buildings and other structures	Machinery and plant	Investments in areas with reserves	Other exploration costs	Transport equipment	Other tangible assets	Assets in the course of construction	TOTAL
COST
Balance at January 1, 2008	2,109	18,699	27,131	1,318	1,384	1,511	1,995	54,147
Additions (1)	18	302	1,757	565	7	105	2,001	4,755
Disposals and derecognitions	(12)	(120)	(4)	(88)	(5)	(18)	(10)	(257)
Translation differences	24	39	1,583	68	31	18	44	1,807
Change in the scope of consolidation	(39)	(42)	(292)	(8)	(2)	(18)	(8)	(409)
Reclassifications and other changes (2)	43	584	(563)	(7)	24	61	(638)	(496)
Balance at December 31, 2008	2,143	19,462	29,612	1,848	1,439	1,659	3,384	59,547
Additions (1)	12	261	1,099	583	4	55	2,232	4,246
Disposals and derecognitions	(27)	(372)	(11)	(19)	(8)	(27)	(384)	(848)
Translation differences	(35)	(70)	(1,043)	(72)	(21)	(15)	(5)	(1,261)
Change in the scope of consolidation	107	4,227	326	136	42	31	421	5,290
Reclassifications and other changes (2)	365	1,173	19	4	113	(23)	(1,714)	(63)
Balance at December 31, 2009	2,565	24,681	30,002	2,480	1,569	1,680	3,934	66,911
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES
Balance at January 1, 2008	(677)	(10,987)	(16,370)	(795)	(542)	(1,100)	—	(30,471)
Depreciation charge for the year	(48)	(916)	(1,644)	(266)	(51)	(73)	—	(2,998)
Disposals and derecognitions	5	107	2	56	4	11	—	185
Impairment losses (recognised) / reversed (3)	3	(5)	51	—	—	—		49
Translation differences	(9)	(86)	(965)	(30)	(23)	(8)	—	(1,121)
Change in the scope of consolidation	22	54	150	8	1	23	—	258
Reclassifications and other changes (2)	4	25	626	(3)	(8)	1	—	645
Balance at December 31, 2008	(700)	(11,808)	(18,150)	(1,030)	(619)	(1,146)	—	(33,453)
Depreciation charge for the year	(48)	(1,144)	(1,886)	(249)	(55)	(85)	—	(3,467)
Disposals and derecognitions	22	335	9	11	8	20	—	405
Impairment losses (recognised) / reversed (3)	—	16	150	—	—	—	—	166
Translation differences	8	66	673	28	15	8		798
Change in the scope of consolidation	(8)	29	(203)	(2)	1	1		(182)
Reclassifications and other changes (2)	(2)	645	29	10	—	40	—	722
Balance at December 31, 2009	(728)	(11,861)	(19,378)	(1,232)	(650)	(1,162)	—	(35,011)
CARRYING AMOUNT AT DECEMBER 31, 2008	1,443	7,654	11,462	818	820	513	3,384	26,094
CARRYING AMOUNT AT DECEMBER 31, 2009 (4)	1,837	12,820	10,624	1,248	919	518	3,934	31,900

(1)	In 2009 the main additions were in Argentina (€ 896 million), the Unites States (€ 265 million), Brazil (€ 211 million), the rest of Latin America (€ 226 million), Libya (€ 136 million), Canada (€ 111 million) and Spain (€ 2,162 million). In 2008 the main additions were in Argentina (€ 1,480 million), in the U.S. (€ 415 million), the rest of Latin America (€ 394 million), in Libya (€ 230 million) in Canada (€ 155 million) and in Spain (€ 1,779 million).
(2)	In 2009 € 676 million of property, plant and equipment were reclassified as non-current assets held for sale, corresponding to gas distribution assets in Cantabria, Murcia and Madrid, combined cycle generation assets in Mexico, and certain assets located in Colombia, all of which are held through Gas Natural. Changes in this heading also reflect the derecognition of € 71 million corresponding to the Gaviota gas storage facility (owned by Repsol Investigaciones Petrolíferas, S.A.) which has been reclassified as a non-current asset held for sale. Reclassifications in 2008 also included € 99 million corresponding to the acquisition of exploration rights in Libya pending payment.
(3)	See Note 10.
(4)	At December 31, 2009 the balance of accumulated impairment charges totalled € 151 million.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts corresponding to non-depreciable assets, that is, land and assets in the course of construction, amount, respectively to € 763 million and € 3,934 million at December 31, 2009 and € 720 million and € 3,384 million at December 31, 2008, respectively. The amounts related to land are included within the heading “Land, buildings and other structures” on the previous table.

Property, plant and equipment, included fully depreciated items for an amount of € 10,899 million and € 10,349 million at December 31, 2009 and 2008, respectively.

Repsol YPF capitalises financial costs as part of the cost of the assets as described in Note 4. In 2009 and 2008, the average capitalisation cost was 4.52% and 5.69% and the amount of such financial expenses capitalised was € 122 million and € 67 million, respectively. Such amounts are recorded under the “Financial costs” line item in the consolidated income statement.

Within the heading “Property, plant and equipment“ there are some investments carried out by the Group in public concessions, in an amount of € 122 million and € 135 million at December 31, 2009 and 2008, respectively; these concessions shall revert to the State within a term ranging from 2010 and 2054.

In 2009 and 2008 this heading includes € 2,024 million and € 730 million, respectively, of assets acquired under finance leases. Among the assets purchased under finance leases during these periods we highlight the methane ships purchased for the transport of the LNG in the amount of € 754 million and € 641 million in 2009 and 2008, respectively, as well as gas pipelines for the transport of gas in North America and Canada, which amounted to € 1,245 million December 31, 2009 (see Note 23).

In accordance with industry practices, Repsol YPF insures its assets and operations worldwide. Among the risks insured are damages to property, plant and equipment, together with the subsequent interruptions in its business that such damages may cause. The Group believes that the current coverage level is, in general, appropriate for the risks inherent to its business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9 Investment property

The changes in “Investment property” in 2009 and 2008 were as follows:

	Millions of Euros
	Cost	Acccumulated Depreciation and Impairment Losses	TOTAL
Balance at January 1, 2008	38	(4)	34
Disposals and derecognitions	(4)	—	(4)
Depreciation charge for the year and other changes	3	(2)	1
Balance at December 31, 2008	37	(6)	31
Disposals and derecognitions	(1)	—	(1)
Reclassifications	5	—	5
Balance at December 31, 2009	41	(6)	35

The market value at December 31, 2009 and 2008 of the assets comprised in this line item amounts to € 90 million and € 112 million, respectively.

The income recognised in 2009 and 2008 from investment properties amounted to less than € 1 million in each period.

10 Impairment of assets

Repsol YPF Group reviews the carrying amounts of intangible assets, property, plant and equipment and other non-current assets whenever there are indicators of impairment, or at least annually, to determine whether those assets have incurred an impairment loss. These reviews are performed in accordance with the general principles established in Note 4.

In 2009 the Group recognised a net reversal of impairment losses on non-current assets in the amount of € 74 million.

This amount includes a € 50 million impairment loss on emission allowances (see Note 36), the effect of which was offset virtually in full by the gain resulting from the transfer to the income statement of the deferred revenue recognised in connection with emission allowances allocated in 2009 under Spain’s National Allocation Plan.

This balance also reflects the reversal of the impairment provision recognised on the Argentine businesses in prior years in the amount of € 172 million. This reversal is the result of the reassessment in 2009 of the configuration of cash generating units (CGUs) into which the Argentine upstream assets are grouped. Until 2008 each field was considered an individual CGU. Starting in 2009, primarily on account of trends in certain of the economic, operating and commercial conditions under which the Group operates in Argentina, the aforementioned assets were grouped into four CGUs, which provide a better reflection of the way the Group's current management decisions occur with respect to these assets. The new CGUs are the following: one CGU grouping the field assets with primarily oil reserves and three CGUs grouping field assets with mostly gas reserves, classified by national basin (Neuquina, Northwest and Austral).

In 2008 the net impairment losses recorded in relation to non-current assets were € 50 million, of which € 86 million were from the impairment of emission allowances (see Note 7) which was offset by the equivalent revenue from the deferred income recognised in the income statement in relation to emission allowances assigned for no consideration received under the National Assignment Plan for 2008.

The remaining registrations in 2008, a net reversal of € 36 million, correspond mainly to the recovery in the value of the exploration and production assets in Ecuador for an amount of € 42 million, due to the positive evolution of business benchmarks.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11 Investments accounted for using the equity method

The most significant investments in associates, which were accounted for using the equity method, at December 31, 2009 and 2008, were as follows:

	Millons of euros
	2009	2008
Peru LNG Company Llc	217	232
Compañía Logistica de Hidrocarburos CLH, S.A.	29	37
Atlantic lng Company of Trinidad & Tobago	44	53
Transportadora de Gas del Perú, S.A.	41	38
Transierra, S.A.	20	19
Dynasol Elastómeros, S.A. de CV	25	25
Atlantic LNG 4	41	26
Oleoductos del Valle, S.A.	14	14
Oleoducto de Crudos Pesados (OCP), Ltd	23	23
Terminales Marítimos Patagónicos, S.A. (TERMAP)	10	10
Enirepsa Gas Limited	7	2
Other entities accounted for using the equity method	60	46
	531	525

Appendix I contains a list of the consolidated Group companies.

The changes in 2009 and 2008 in this heading in the accompanying consolidated balance sheet were as follows:

	Millons of euros
	2009	2008
Balance at beginning of year	525	537
Additions (1)	11	99
Disposals	(1)	(1)
Changes in the scope of consolidation (2)	128	(18)
Result of companies accounted for using the equity method (3)	86	66
Dividends distributed	(86)	(110)
Translation differences	1	22
Reclassifications and other changes (4)	(133)	(70)

BALANCE AT END OF YEAR	531	525

(1)	In 2009, additions include equity contributions to Enirepsa. In 2008, additions relate primarily to contributions to Perú LNG and ENIREPSA.
(2)	In 2009 the change corresponds essentially to the consolidation of Union Fenosa by Gas Natural (€ 131 million, reflecting the proportional balance corresponding to the Group’s shareholding in Gas Natural) (see Note 30). In 2008 the investment in West Siberian was reclassified to “Available for sale financial assets” as a result of dilution of the Group’s equity interest in this company.
(3)	In 2009 the most significant profits correspond to the profits generated by Atlantic LNG (€ 34 million), CLH (€ 26 million), Atlantic 4 (€ 16 million) and Union Fenosa for the period March to April (see Note 30) in which the investment was consolidated into the Gas Natural Group under the equity method (€ 14 million). In 2008 the most significant earnings corresponded to Atlantic LNG (€ 62 million), CLH (€ 23 million) and West Siberian (€ 17 million), partially offset by the Group’s share of losses at Enirepsa (€ 49 million).
(4)	Reclassifications in 2009 include the reclassification of a 13% shareholding by Gas Natural in Indra Sistemas S.A., which was sold on July 2, 2009, to non-current assets held for sale (€ 99 million) and the reclassification of Gas Natural’s remaining 5% stake in this company (€ 38 million) to available for sale financial assets (see Note 13). Both figures represent the Group’s proportionate interest in Gas Natural.

In 2008 the investment in West Siberian was reclassified to financial assets available for sale as a result of dilution of the Group’s equity interest in this company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following companies over which the Group has significant management influence, given that the Group has sufficient representation on the Board of Directors, despite holding an interest of less than 20%, were accounted for using the equity method:

Company	% of ownership
Sistemas Energéticos Mas Garullo, S.A.(1)	18.00%
Regasificadora del Noroeste, S.A.(1)	11.60%
Gasoducto Oriental, S.A.	16.66%
Compañía Logística de Hidrocarburos (CLH), S.A.	15.00%
Transportadora de Gas de Perú – TGP	10.00%
Gasoducto del Pacífico (Argentina), S.A.	10.00%
Qalhat LNG S.A.O.C (1)	3.70%

(1)	Companies participated through the Gas Natural Group, which is proportionately consolidated in the consolidated financial statements of the Repsol YPF Group.

The following table provides the key balances of the Repsol YPF Group associates, calculated in accordance with the group's respective shareholding percentage at December 31, 2009 and 2008 (see Appendix I):

	Millions of euros
	2009	2008
Total Assets	1,903	1,627
Total Equity	531	525
Revenues	670	525
Net income for the period	86	66

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12 Non-current assets held for sale and discontinued operations

The main balance sheet line items classified as assets held for sale and related liabilities at December 31, 2009 and 2008 were as follows:

	Millions of euros
	2009	2008
Goodwill	27	—
Property, plant and equipment and other intangible assets	562	151
Other non-current assets	55	1
Current assets	102	11
	746	163
Non-current liabilities	155	2
Current liabilities	30	10
	185	12
	561	151

The movement in these line items during 2009 was as follows:

	Millions of euros
	2009	2008
Balance at beginning of year	151	80
Additions	(9)	(12)
Disposals (1)	(487)	(16)
Translation differences	(5)	66
Changes in the scope of consolidation	(2)	—
Reclassifications and other changes (2)	913	33

BALANCE AT END OF YEAR	561	151

(1)	The 2009 balance reflects the sale of a 13% shareholding in Indra Sistemas (€ 99 million) and the sale of other equity investments (€ 418 million) classified as non-current assets held for sale during the year and subsequently sold throughout the course of the year (see Note 31). The aforementioned transactions were executed through Gas Natura and the amounts noted correspond to the Repsol Group’s shareholding in that company, except the percentages reflecting a 100% interest in Gas Natural.
(2)	In 2009 this item includes primarily the reclassification of the 13% shareholding in Indra Sistemas from financial assets available for sale (€ 99 million) and the reclassification of power generation assets in Mexico and natural gas distribution assets in Madrid (€ 752 million). The aforementioned transactions were executed through Gas Natura and the amounts noted correspond to the Repsol Group’s shareholding in that company, except for the percentages which reflect the 100% interest of Gas Natural.

In 2008, this item included the reclassification of power generation assets in Venezuela (€ 80 million) from the various balance sheet line items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2009, Gas Natural agreed to the sale of its gas and electricity supply business in 38 Madrid municipalities and the shared services business in this region. These business lines supplied to residential customers, retail premises and SMEs. This transaction was executed within the framework of the disposal plan approved by the Spanish anti-trust authorities (“CNC”) in connection with the acquisition of Union Fenosa, and is subject to approval by regulatory and anti-trust authorities, expected to close in May 2010. Since that date, these assets have been classified as held for sale. The acquisition price agreed amounts to € 240 million. The assets classified under “Non-current assets held for sale” amount to € 112 million and the associated liabilities total € 20 million.

In December 2009 Gas Natural agreed to dispose of several power generation companies in Mexico with aggregate capacity of 2,233 MW and the Rio gas pipeline. This transaction is subject to approval by the Mexican authorities and is expected to close in April 2010. The total value of the transaction amounts to US$ 368 million (€ 254 million). Gas Natural will also receive cash repayment of these companies' borrowings in the amount of US$ 72 million (€ 50 million). The assets classified under “Non-current assets held for sale” amount to € 397 million and the associated liabilities total € 125 million. All amounts correspond to the Group’s proportionate interest in Gas Natural.

Also, at December 31, 2009 this heading includes the assets of Termobarrancas and the Barrancas gas permit in Venezuela, which were classified as held for sale following execution of sale-purchase agreements with PDVSA and PDVSA Gas, respectively.

The assets and liabilities associated with EPSA in Colombia which are held through Gas Natural were classified as a discontinued operation as they relate to a component representing a significant separate line of business (electricity generation in Colombia) within the Gas Natural operating segment. The rest of the assets and liabilities associated with the assets and groups considered as held for sale do not represent a separate significant line of business or geographic area of operations, and accordingly are not deemed discontinued operations.

The composition by nature of “Net income for the year from discontinued operations” in 2009 is as follows

Millions of euros
Operating revenues	56
Operating expenses	(31)
Operating income	25
Financial result	—
Gain on assets sales	3
Net income before taxes	28
Income Tax	(16)
Net income for the year from discountinued operations	12

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13 Current and non-current financial assets

The detail of the different concepts that are included on the balance sheets, is as follows:

	Millions of euros
	2009	2008
Non-current financial assets	1,732	2,465
Non-current derivatives on trading transactions (1)	—	9
Other current financial assets (2)	713	498
Current derivatives on trading transactions (3)	20	49
Cash and cash equivalents	2,308	2,922
	4,773	5,943

(1)	Classified under the heading “Other non-current assets”.
(2)	Includes € 381 million corresponding to the financing of the tariff deficit in the regulated electricity segment, to which the Group is exposed via its shareholding in Gas Natural.
(3)	Classified under the heading “Other receivables”

The detail, by type of assets, of the Group’s financial assets at December 31, 2009 and 2008, is as follows:

	December 31, 2009
	Carrying amount
NATURE / CATEGORY	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables	Held to maturity investments	Hedging derivatives	TOTAL
Equity instruments	—	—	173	—	—	—	173
Derivatives	—	—	—	—	—	86	86
Other financial assets	—	72	—	1,339	62	—	1,473
LONG TERM / NON-CURRENT	—	72	173	1,339	62	86	1,732

Derivatives	25	—	—	—	—	137	162
Other financial assets (1)	—	226	—	503	2,150	—	2,879
SHORT TERM / CURRENT	25	226	—	503	2,150	137	3,041

TOTAL	25	298	173	1,842	2,212	223	4,773

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31, 2008
	Carrying amount
NATURE / CATEGORY	Financial assets held for trading	Other financial assets at fair value through profit or loss	Financial assets available for sale	Loans and receivables	Held to maturity investments	Hedging derivatives	total
Equity instruments	—	—	881	—	—	—	881
Derivatives	15	—	—	—	—	131	146
Other financial assets	—	81	—	1,295	71	—	1,447
LONG TERM / NON-CURRENT	15	81	881	1,295	71	131	2,474

Derivatives	108	—	—	—	—	149	257
Other financial assets (1)	—	203	—	125	2,884	—	3,212
SHORT TERM / CURRENT	108	203	—	125	2,884	149	3,469

TOTAL	123	284	881	1,420	2,955	280	5,943

(1)	Under the headings “Trade receivables” and “Other receivables” from the balance sheet there is an amount of € 6,533 million and € 6,343 million in 2009 y 2008, respectively, arising out of receivables not included in the breakdown of the financial assets in the previous table.

The classification of the financial assets recognised in the financial statements at fair value, by fair value calculation method level hierarchy, is as follows:

	Level 1		Level 2		Level 3		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Financial assets held for trading	1	—	24	123	—	—	25	123
Other financial assets at fair value through profit and loss	298	284	—	—	—	—	298	284
Financial assets available for sale (1)	103	823	—	—	—	—	103	823
Hedging derivatives	—	—	223	280	—	—	223	280

TOTAL	402	1,107	247	403	—	—	649	1,510

Level 1: Valuations based on a quoted price in an active market for an identical instrument.

Level 2: Valuations based on a quoted price in an active market for similar financial assets or based on other valuation techniques that rely on observable market inputs.

Level 3: Valuations based on inputs that are not directly observable in the market.

(1)	Excludes € 70 and € 58 million in 2009 and 2008, respectively, corresponding to equity investments in companies that are measured at acquisition cost under IAS 39 (see Note 4.10 - Current and non-current financial assets).

The composition of current and non-current financial assets by category is as follows:

13.1 Financial assets held for trading

Derivatives not designated as hedging instruments are included within this category.

13.2 Other financial assets at fair value through profit or loss

Financial assets measure at fair value through profit or loss in the years 2009 and 2008 mainly correspond to collective mutual funds.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.3 Financial assets available for sale

These mainly correspond to minority equity interests in companies over which the Group does not have management influence.

The movement of financial assets available for sale during the years ended December 31, 2009 and 2008 is the following:

	Millions of euros
	2009	2008
Balance at beginning of year	881	138
Additions (1)	240	531
Disposals (2)	(87)	(4)
Adjustments to fair value (3)	48	(72)
Changes in the scope of consolidation (4)	(951)	(8)
Reclassifications and other changes (5)	42	296
Balance at end of year (6)	173	881

(1)	In 2009 and 2008, additions include € 239 and € 517 million, respectively, corresponding to the amounts paid to increase the shareholding in Uníon Fenosa (Note 30). This transaction was concluded by Gas Natural and the amounts presented correspond to the Group’s proportionate interest in the gas company.
(2)	In 2009 disposals include the sale of 5% of Enagás for € 48 million, which generated gains before-tax of € 31 million; this amount is recognised within the heading Financial result, and Adjustments for changes in value was deducted by the same amount. In 2009 this item also includes the sales of 1% of Isagen S.A. E.S.P. for € 20 million and of 1% of Red Eléctrica Corporacion S.A. for € 11 million; neither transaction generated gains. All these disposals were concluded by Gas Natural and the amounts presented correspond to the Group’s proportionate interest in such group, except for the percentages that represent the 100% of Gas Natural interest in those transactions.
(3)	In 2009 and 2008 this item includes the change in the fair value of investments in West Siberian Resources (a gain € 32 million in 2009 and a loss of € 36 million in 2008), Uníon Fenosa (a gain of € 22 million in 2009 and a loss of € 22 million in 2008) and Enagas (a loss of € 10 million in 2009 and of € 16 million in 2008).
(4)	This item corresponds almost entirely to the transfer of the investment in Uníon Fenosa as a result of first-time consolidation from February 28, 2009 (see Note 30).
(5)	In 2008 it includes the acquisition of an additional 4.72% of Uníon Fenosa carried out by Gas Natural for an amount of € 239 million, by deferred payment.
(6)	In 2008 it corresponded mainly to the shareholding interest in Uníon Fenosa (€ 736 million) and Enagas (€ 58 million).

13.4 Loans and receivables

Group loans and receivables, including trade-related balances, break down as follows:

	Millions of euros
	2009	2008
Loans and receivables (1)	1,842	1,420
Sales and service customers	4,644	4,228
Other receivables	1,909	2,164
(Less: current derivatives on trading transactions)	(20)	(49)

TOTAL	8,375	7,763

(1)	In agreement with the schedule at the beginning of this Note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the loans and receivables of the Group is detailed in the following table:

	Millions of euros
	Carrying amount		Fair value
	2009	2008	2009	2008
a) Financial assets (1) (2):
Other non-current financial assets	1,339	1,295	1,308	1,254
Other current financial assets	503	125	503	125
	1,842	1,420	1,811	1,379

b) Current commercial accounts:
Sales and services customers	4,644	4,228	4,644	4,228
Accounts receivable	5,039	4,558	5,039	4,558
(Less: allowance for doubtful accounts)	(395)	(330)	(395)	(330)
Other receivables (3)	1,889	2,115	1,889	2,115
	6,533	6,343	6,533	6,343

TOTAL	8,375	7,763	8,344	7,722

(1)	Current and non-current financial assets include loans to consolidated companies in the amount not eliminated in the consolidation process of € 345 and € 376 million in 2009 and 2008, respectively. This heading also includes in both years the loan extended to Petersen in conjunction with the sale of an interest in YPF, in the amount of € 813 and € 782 million in 2009 and 2008, respectively (see Note 31).
(2)	The return accrued on the financial assets disclosed in the table above (without considering financing of the shortfall in regulated electricity tariff settlements) was equivalent to an average interest rate of 7.63% in 2009 and of 8.30% in 2008.
(3)	These amounts exclude € 20 million in 2009 and € 49 million in 2008 corresponding to derivatives relating to transactions of a commercial substance.

The maturity of the investments included under the heading of non-current loans and receivables is the following:

	Millions of euros
Due date	2009	2008
2010	—	3
2011	23	1
2012	23	—
2013	63	117
2014	64	66
Subsequent years (1)	1,166	1,108
	1,339	1,295

(1)	Includes the loan conceded to Petersen, as a consequence of the sale of an interest in YPF, in the amount of € 813 and € 782 million in 2009 and 2008, respectively, which accrues interest at an annual rate of 8.12%.

The changes in 2009 and 2008 in the allowance for doubtful accounts were as follows:

	Millions of euros
	2009	2008
Balance at beginning of the year	330	350
Impairment losses recognised/(reversed)	23	57
Change in the scope of consolidation	86	(31)
Derecognitions	(42)	(50)
Traslation differences	(2)	4

Balance at end of the year	395	330

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.5 Held to maturity investments

The detail of the held to maturity investments at December 31, 2009 and 2008 is as follows:

	Millions of euros
	Carrying Amount		Fair Value
	2009	2008	2009	2008
Non-current financial assets	62	71	62	71
Current financial assets	26	60	26	60
Cash equivalents	1,045	1,494	1,045	1,494
Cash on hand and at banks	1,079	1,330	1,079	1,330
	2,212	2,955	2,212	2,955

Financial investments amount to € 2,212 million and € 2,955 million at December 31, 2009 and 2008, respectively, and are mainly from placements in banks and collateral deposits. These financial investments have accrued an average interest of 1.51% and 4.36% in 2009 and 2008, respectively.

The non-current financial assets held-to-maturity mature as follows:

	Millions of euros
Maturity	2009	2008
2010	—	40
2011	16	9
2012	25	22
2013	—	—
2014	—	—
Subsequent years	21	—
	62	71

14 Inventories

The “Inventories” composition at December 31, 2009 and 2008 is as follows:

	Millions of euros
	Cost	Provision of Allowance	Net
At 31 December 2009
Crude oil and natural gas	1,425	—	1,425
Finished and semi-finished goods	2,365	(8)	2,357
Supplies and other inventories	473	(22)	451
	4,263	(30)	4,233
At 31 December 2008
Crude oil and natural gas	982	—	982
Finished and semi-finished goods	2,486	(253)	2,233
Supplies and other inventories	449	(23)	426
	3,917	(276)	3,641

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2009 the Group recognised net gains of € 209 million in the line item “Changes in inventories of finished goods and work in progress inventories” and of € 36 million under “Supplies” as a result of the measurement of inventories of finished goods and raw materials, respectively, at the lower of cost and net realisable value.

In 2008 a net expense of € 239 million was recognised under the heading “Changes in inventories of finished goods and work-in-process inventories” due to the measurement of finished goods at net realisable value.

At December 31, 2009 and 2008, the balance of inventories of crude oil, finished and semifinished goods carried at fair value less costs to sell amounted to € 175 million and € 93 million, respectively, and the effect of their measurement at market value represented a loss of € 2 million in 2009 and a gain of € 2 million in 2008.

The Repsol YPF Group complies, both at December 31, 2009 and at December 31, 2008, with the requirements regarding minimum safety stocks established by the applicable laws (see Note 2), through the Spanish companies integrating the Group.

15 Equity

15.1 Share capital

The share capital at December 31, 2009 and 2008 consisted of 1,220,863,463 fully subscribed and paid up shares of 1 euro par value each, all listed on the Spanish stock exchanges, New York Stock Exchange and Buenos Aires Stock Exchange.

Repsol YPF’s bylaws limit the maximum number of votes that any single shareholder or companies belonging to the same group may cast at the General Meeting at 10% of the voting stock.

Per the most recent information available to Repsol YPF the company’s most significant shareholders were the following:

Shareholder	% total over share equity
Sacyr Vallehermoso, S.A. (1)	20.01
Criteria Caixa Corp. (2)	14.31
Petróleos Mexicanos (3)	4.81

(1)	Sacyr Vallehermoso, S.A. holds its stake through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.
(2)	Criteria Caixa Corp. owns 9.28% directly and 5.02% indirectly through Repinves, S.A. (a company where Criteria Caixa Corp. holds a 67.60%)
(3)	Petróleos Mexicanos (Pemex) holds its stake through Pemex Internacional España, S.A. and through several swap instruments (equity swaps) with certain financial entities that enable Pemex to exercise the economic and political rights of a percentage of up to 4.81% of the share capital of the Company.

Additionally, the companies Barclays Global Investors, NA, Barclays Global Investors, Ltd. Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG notified the CNMV on January 2008 of the existence of a shareholders’ voting agreement with respect to shares representing a 3.22% stake in Repsol YPF. On February 4, 2010, Blackrock, Inc. notified the CNMV that, as a result of the acquisition on December 1, 2009 of the Barclays Global Investors business, its indirect shareholding in Repsol YPF, S.A. via Blackrock Investment Management (UK) had increased to 3.539% (43,213,390 shares).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2009, the following Group companies’ shares were publicly listed:

Company	Number of listed shares	% of share capital listed	Stock exchanges	Year-end market price	Average last quarter	Currency
Repsol YPF, S.A.	1,220,863,463	100%	Spanish stock exchanges	18.73	18.59	euros
			(Madrid, Barcelona, Bilbao, Valencia)
			Buenos Aires Stock Exchange	102.00	103.80	pesos
			New York Stock Exchange	26.66	27.40	dollars

Gas Natural SDG, S.A.	921,756,951	100%	Spanish stock exchanges	15.09	14.20	euros
			(Madrid, Barcelona, Bilbao, Valencia)

YPF	393,312,793	100%	Buenos Aires Stock Exchange	162.00	146.37	pesos
			New York Stock Exchange	43.75	39.00	dollars
Refinería La Pampilla, S.A.	360,640,000	100%	Lima Stock Exchange	2.33	2.27	soles
YPFB Andina, S.A. (formerly Empresa Petrolera Andina, S.A.)(1)	13,439,520	100%	Bolivian Stock Exchange
Companía Logística de Hidrocarburos, CHL	1,779,049	2.54%
Serie A	90,000	100.00%	Spanish stock exchanges	40.50	39.82	euros
Serie D	1,689,049	100.00%	(Madrid, Barcelona, Bilbao, Valencia)

(1)	YPFB Andina, S.A. has not had any movement during 2009.

15.2 Share premium

The share premium at December 31, 2009 and 2008 amounted to € 6,428 million. The Joint Stock Companies Act expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

15.3 Reserves

Legal Reserve

Under the Joint Stock Companies Act, 10% of net income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Revaluation Reserve

The balance of “Revaluation Reserve” (Royal Decree-Law 7/1996 of June 7) can be used, free of tax, to offset losses (both prior years’ accumulated losses, current year losses or losses which might arise in the future), and to increase capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised. The distribution of these reserves would give rise to entitlement to a dividend double taxation tax credit. If this balance were used in a manner other than as provided for in Royal Decree-Law 7/1996, it would be subject to taxation.

Others reserves

It includes mainly the transition to IFRS reserve, which comprises the adjustments related to the differences between the previous accounting principles and the IFRS, from events and transactions before the transition date to IFRS (January 1, 2004) and all the results created and not distributed as dividends, which had not been recognised in any of the different reserves previously mentioned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.4 Treasury shares

The ordinary General Shareholders’ Meeting held on May 14, 2009, authorised the Board of Directors to make the “derivative acquisition of Repsol YPF, S.A.’s shares, via sale-purchase, swap or any other onerous transaction, directly or through subsidiaries, up to a maximum number of shares so that the sum of those acquired plus treasury shares already held by Repsol YPF, S.A. and any of its subsidiaries does not exceed 5% of the parent company’s share capital, for a price or consideration that shall not be less than the par value of the shares and not more than its quoted price on the stock exchange”.

The authorisation is valid for 18 months from the date of the General Shareholders’ Meeting and nullifies the equivalent resolution ratified at the ordinary General Shareholders’ Meeting held on May 14, 2008.

In 2009, Repsol YPF disposed of a total of 12,229,428 treasury shares representing 1.001% of the parent company’s share capital. These shares had a par value of € 12.22 million and were sold for an aggregate gross amount of € 230.47 million.

At December 31, 2009 neither Repsol YPF, S.A. nor any of its subsidiaries held any shares of the parent company.

In 2008, exercising the powers delegated in the Board of Directors by the parent company’s shareholders in general meeting, the Group purchased 12,924,428 treasury shares, representing 1.06% of the share capital, for an amount of € 261.73 million, with a par value of € 12.92 million. Likewise, Repsol YPF disposed of 695,000 shares in 2008, for an amount of € 17.5 million whose par value amounted to € 0.69 million.

At December 31, 2008 the Group held 12,229,428 shares of the parent company, whose acquisition cost amounted to € 244.79 million.

15.5 Adjustments for changes in value

This heading includes:

Financial assets available for sale

It comprises the profits and losses, net of the related tax effect, corresponding to changes in the fair value of non-monetary assets classified within the category of financial assets available for sale.

Hedge transactions

It comprises the effective part, net of the related tax effect, of changes in the fair value of derivative instruments defined as cash flow hedges (see heading 4.22 of the Note 4 and Note 19).

Translation differences

This item corresponds to exchange differences recognised in equity as a result of the consolidation process described in Note 3, and the measurement at fair value of the financial instruments assigned as net investment hedges in foreign transactions in accordance to the method described under the heading 4.22 of the Note 4 (see Note 19).

The movement in adjustments for changes in value is presented in the consolidated statement of recognised income and expenses by item and before the corresponding tax effect. The tax effects of the changes set out in the 2009 and 2008 statements of recognised income and expense are broken out in the following table:

	Millions of euros
	Recognised in Equity		Transferred to the Income Statement		TOTAL
	2009	2008	2009	2008	2009	2008
Measurement of financial assets available for sale	(15)	21	5	1	(10)	22
Cash flow hedges	3	42	(12)	(1)	(9)	41
Translation differences	(143)	141	—	(4)	(143)	137
Actuarial gains and losses and other adjustments	(2)	—	—	—	(2)	—
	(157)	204	(7)	(4)	(164)	200

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.6 Minority interest

The equity attributable to minority interests at December 31, 2009 and 2008 relates to the following companies:

	Millions of euros
	2009	2008
YPF, S.A.	790	879
Companies of Unión Fenosa Group (1)	322	—
Petronor, S.A.	93	85
Refineriá La Pampilla, S.A.	84	69
CEG and CEG Río	56	40
Repsol Comercial de P.P., S.A.	30	27
Gas Natural ESP	24	27
EMPL	16	11
Gas Natural México, S.A. DE CV	13	13
Other companies	12	19

TOTAL	1,440	1,170

(1)	The fluctuation reflects the acquisition of Union Fenosa by Gas Natural SDG in 2009. This balance includes preference shares issued by Unión Fenosa Preferentes, S.A., which forms part of the Gas Natural Group for a nomina amount of € 225 million (proportional balance based on the Group’s interest in Gas Natural).

15.7 Earnings per share

Earnings per share at December 31, 2009 and 2008 is detailed below:

	2009	2008
Net income from discontinued operations (millions of euros)	12	—
Net income attributable to the parent company (millions of euros)	1,559	2,555
Weighted average number of shares outstanding (millions of shares)	1,211	1,215

EARNINGS PER SHARE ATTRIBUTED TO THE PARENT (EUROS) (1)	2009	2008
Basic	1.29	2.10
Diluted	1.29	2.10

(1)	Earnings per share attributable to owners of the parent company in 2009 includes profit from discontinued operations equivalent to € 0.01 per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16 Dividends

The detail of the dividend paid by Repsol YPF, S.A. in 2009 and 2008 are as follows:

	12/31/2009			12/31/2008
	% Nominal	Euros per share	Amount (1)	% Nominal	Euros per share	Amount (2)
Ordinary shares	147.5%	1.475	1,801	100%	1.00	1,220
Remaining shares (without vote, recovery, etc.)	—	—	—	—	—	—
Total dividends paid
a) Dividends charged to results	147.5%	1.475	1,801	100%	1.00	1,220
b) Dividends charges to reserves or share premium	—	—	—	—	—	—
c) Dividends in kind	—	—	—	—	—	—

(1)	This balance corresponds to the interim and complementary dividends paid against 2008 profits and the interim dividend from 2009 profits (paid on December 22, 2009), and includes € 14 million corresponding to treasury shares at the payment date.
(2)	This balance corresponds to the interim and final dividend against 2007 profits and includes € 3 million in dividends on treasury shares.

The interim dividend paid from 2009 and 2008 profits reflects the before-tax dividend per share paid out by Repsol YPF, S.A. against profit for each year. In 2009 the interim dividend totalled € 519 million euros (€ 0.425 per share before tax), compared to € 641 million in 2008, although the amount recognised in the 2008 consolidated balance sheet was actually € 634 million (€ 0.525 per share before tax multiplied by the total number of shares outstanding net of treasury shares held at the payment date).

The final dividend against 2008 profit, approved at the General Shareholders’ Meeting of Repsol YPF, S.A. held on May 14, 2009, amounted to € 641 million (€ 0.525 per share before tax); of this amount, € 7 million corresponded to treasury shares held at the payment date.

The proposed distribution of 2009 results, subject to ratification at the next General Shareholders’ Meeting, is for the distribution of a final dividend against 2009 profits, payable from July 8, 2010, in the amount of € 519 million (€ 0.425 per share before tax).

17 Financial liabilities

This Note discloses the categories of financial liabilities included in the balance sheet line-items outlined below.

	Millions of euros
	2009	2008
Non-current financial liabilities	15,411	10,432
Non-current derivatives on trading transactions (1)	1	5
Current financial liabilities	3,499	1,853
Current derivatives on trading transactions (2)	42	23
	18,953	12,313

(1)	Recorded under “Other non-current liabilities” in the consolidated balance sheet.
(2)	Recorded under “Other payables” in the balance sheet.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a breakdown of the financial liabilities acquired, most of which are secured with a personal guarantee, at December 31, 2009 and 2008:

	December 31, 2009
	Financial liabilities held for trading	Debts and payable items	Hedging derivatives	Total	Fair value
Bank borrowings	—	5,343	—	5,343	5,343
Bonds and other securities (1)	—	9,925	—	9,925	10,489
Derivatives	10	—	134	144	144
Long-term debts / Non-current financial liabilities	10	15,268	134	15,412	15,976
Bank borrowings	—	1,807	—	1,807	1,807
Bonds and other securities	—	1,626	—	1,626	1,695
Derivatives	69	—	39	108	108
Short-term debts / Current financial liabilities	69	3,433	39	3,541	3,610

TOTAL	79	18,701	173	18,953	19,586

	December 31, 2008
	Financial liabilities held for trading	Debts and payable items	Hedging derivatives	Total	Fair value
Bank borrowings	—	1,962	—	1,962	1,970
Bonds and other securities (1)	—	8,156	—	8,156	7,914
Derivatives	34	—	285	319	319
Long-term debts / Non-current financial liabilities	34	10,118	285	10,437	10,203
Bank borrowings	—	1,556	—	1,556	1,548
Bonds and other securities	—	251	—	251	245
Derivatives	54	—	15	69	69
Short-term debts / Current financial liabilities	54	1,807	15	1,876	1,862

TOTAL	88	11,925	300	12,313	12,065

(1)	Includes preference shares amounting to € 3,726 million and € 3,524 million at December 31, 2009 and 2008, respectively.

Note: At December 31, 2009 and 2008, the caption “Other non-current liabilities” included of € 1,919 million and € 721 million, respectively, and € 172 million and € 31 million under “Other payables”, corresponding to capital leases recorded under the amortized cost method (see Note 23).

The classification of the financial liabilities recognised in the financial statements at fair value, by fair value calculation method level hierarchy, is as follows:

	Level 1		Level 2		Level 3		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Financial liabilities held for trading	17	—	62	88	—	—	79	88
Hedging derivatives	—	—	173	300	—	—	173	300

Total	17	—	235	388	—	—	252	388

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 1: Valuations based on a quoted price in an active market for an identical instrument.

Level 2: Valuations based on a quoted price in an active market for similar financial assets or based on other valuation techniques that rely on observable market inputs.

Level 3: Valuations based on inputs that are not directly observable in the market.

Disclosure of maturities relevant to Repsol YPF’s funding at December 31, 2009 and 2008 is provided in paragraph 18.2 of the Note 18, concerning liquidity risk.

Repsol YPF obtains financing in dollars, either directly or by exchange rate derivatives (see Note 19.3 Net investment hedges).

The detail of the average financing and the cost thereof by instrument is as follows:

	Millions of euros
	2009		2008
	Average volume	Average cost	Average volume	Average cost
Bank borrowing	6,852	4.26%	3,590	5.71%
Preference shares	3,607	3.85%	3,423	6.02%
Obligations	6,267	4.98%	4,809	5.28%
	16,726	4.44%	11,822	5.62%

The chart below discloses issues, buybacks and repayments of debt securities (recognised under current and non-current “Bonds and other securities”) in 2009 and 2008:

	Balance at 12/31/2008	(+) Issuances	(-) Repurchases or reimbursements	(+ / -) Exchange rate and other adjustments	Balance at 12/31/2009
Bonds and other debt securities issued in the European Union with prospectus	7,756	3,170	(685)	456	10,697
Bonds and other debt instruments issued in the European Union without prospectus	—	—	—	2	2
Bonds and other debt securities issued outside the European Union	651	119	(81)	163	852

TOTAL	8,407	3,289	(766)	621	11,551

	Balance at 12/31/2007	(+) Issuances	(-) Repurchases or reimbursements	(+ / -) Exchange rate and other adjustments	Balance at 12/31/2008
Bonds and other debt securities issued in the European Union with prospectus	7,682	186	(186)	74	7,756
Bonds and other debt securities issued outside the European Union	700	—	(77)	28	651

TOTAL	8,382	186	(263)	102	8,407

On March 27, 2009, Repsol YPF, through its subsidiary Repsol International Finance, B.V. The Netherlands), issued € 1 billion of secured bonds due 2014. The outstanding balance of this issue at December 31, 2009 amounts to € 1 billion. The bonds have been rated Baa1 by Moody’s, BBB by S&P, and BBB+ by Fitch.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On August 7, 2009, Repsol YPF, through its subsidiary Repsol International Finance, B.V. (The Netherlands), issued additional bonds maturing in 2017 with an annual coupon rate of 4.75% in the amount € 150 million. These bonds are rated Baa1 by Moody’s, BBB by S&P, and BBB+ by Fitch.

On October 16, 2009, Repsol YPF, through its subsidiary Repsol International Finance, B.V. (The Netherlands), issued € 235.791 million of secured bonds maturing in 2017, carrying a coupon rate of 4.75%, in a swap for an equivalent amount of the then outstanding bonds maturing in 2010, with an annual coupon rate of 6%. The outstanding balance at December 31, 2009 of the issue maturing in 2017 amounted to € 885.79 million. The bonds are rated Baa1 by Moody’s, BBB by S&P, and BBB+ by Fitch. In addition, the outstanding balance of the bonds maturing in 2010 and annual coupon rate of 6% at year end 2009 and 2008 was € 943.4 million; this paper is rated Baa1 by Moody’s, BBB by S&P, and BBB+ by Fitch.

On July 9, 2009, Gas Natural Capital Markets, S.A., issued € 2 billion of bonds due 2014 guaranteed by Gas Natural SDG, S.A. (€ 600 million pro rata for Repsol’s shareholding in Gas Natural), at a coupon of 5.25%, and € 500 million of bonds due 2019 (€ 150 million pro rata for Repsol’s shareholding in Gas Natural) carrying a coupon of 6.37%.

On November 2, 2009, Gas Natural Capital Markets, S.A. issued the following bonds, secured by Gas Natural SDG, S.A.: € 500 million (€ 150 million taking into account Repsol’s interest in Gas Natural) of bonds maturing in 2014 with an annual coupon rate of 3.12%, € 1 billion (€ 300 million taking into account Repsol’s interest in Gas Natural) of bonds maturing in 2016 at an annual coupon rate of 4.37%, and € 750 million (€ 225 million taking into account Repsol’s interest in Gas Natural) due 2019, an annual coupon rate of 5.12%.

The table below discloses the amounts guaranteed by the Group in 2009 and 2008 for issues, buybacks and redemptions undertaken by associates, joint ventures (at the percentage not consolidated) and non-Group companies:

	Balance at 12/31/2008	(+) Granted	(-) Cancelled	(+ / -) Exchange rate and other adjustments	Balance at 12/31/2009
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	—	28	—	—	28

	Balance at 12/31/2007	(+) Granted	(-) Cancelled	(+ / -) Exchange rate and other adjustments	Balance at 12/31/2008
Issues of securities representing debt guaranteed by the Group (guaranteed amount)	—	—	—	—	—

In general, the financial debt agreements include the early maturity clauses customary in agreements of this nature.

Bond issues, representing ordinary debt, of Repsol International Finance, BV and guaranteed by Repsol YPF, S.A., totaling € 5,563 million (relating to a face value of € 5,579 million), contain certain so-called “cross-default” clauses whereby in the event of default, the custodian-trustee bank, at its sole discretion or at the request of the holders of at least one-fifth of the debentures, or by means of an extraordinary resolution, can declare all the aforementioned debentures issues due and payable.

Additionally, in relation to certain marketable obligations totaling € 100 million (relating to a face value of € 99 million), YPF, S.A. agreed to certain clauses, including among others, “cross-default” clauses, and not to create any liens or charges on its assets in excess of 15% of the total consolidated assets. In the event of default, the trustee or the holders of at least 25% of the total nominal value of the debentures may declare due and immediately payable the principal and accrued interest on all the obligations.

In addition, Gas Natural is bound by financial commitments under the financing arrangements taken on to fund the acquisition of Unión Fenosa. These financial commitments include terms and conditions governing asset disposals, dividend payments by Unión Fenosa, S.A., financing activities, a change of control in Gas Natural, and a series of financial covenants relating to a number of financial indicators and ratios. Any breach of these commitments could trigger the early settlement of its financial agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the Gas Natural Group has certain investment projects relating (renewable energies and Union Fenosa Gas) which have been financed specifically with loans guaranteed by pledged shares of these projects. The current balance of this type of loans at December 31, 2009 amounted to € 293 million (amount proportional to the Group’s interest in Gas natural).

Preference shares

In October 1997 the Repsol YPF Group, through its subsidiary Repsol International Capital, issued preference shares of this company amounting to 725 million dollars under the following terms:

•	Dividend: 7.45%, payable quarterly.

•	Term: perpetual, with the option for the issuer of early redemption from the fifth year onwards at face value.

•	Guarantee: subordinated Repsol YPF, S.A. guarantee.

•

Remuneration: payment of preference dividends is conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares. If no dividend accrues, there is no subsequent obligation to pay it.

In May and December 2001 Repsol International Capital issued two new series of preference shares amounting to € 1 billion and € 2 billion, respectively, under the following terms:

•	Variable at a rate of 3-month Euribor with a minimum of 4% APR and a maximum of 7% APR for the first 10 years, and Euribor plus 3.5% from the tenth year onwards. The dividend is payable quarterly.

•	Term: perpetual, with the option for the issuer of early redemption from the tenth year onwards at face value.

•	Guarantee: subordinated Repsol YPF, S.A. guarantee.

•	Remuneration: preference, non-cumulative dividends, conditional upon the obtainment of a consolidated profit or upon the payment of dividends on common shares.

The carrying amount of the foregoing instruments at December 31, 2009 and 2008 amounted to € 3,547 million and € 3,524 million, respectively, recorded under the item “Bank borrowings, bonds and other securities” in the accompanying Consolidated Balance Sheets.

In addition, the Gas Natural group, through Unión Fenosa Financial Services USA, has preference shares outstanding for a nominal amount of € 183 million at year end 2009 (amount proportional to the Group’s shareholding interest in Gas Natural).

18 Financial risk and capital management

18.1 Financial risk management

The Group businesses expose them to a series of financial risks: market risk, credit risk and liquidity risk. Repsol YPF has in place a risk management structure and systems that enable it to identify, measure and control the risks to which the Group is exposed.

18.1.1 Market Risk

Market risk is the potential loss faced due to adverse movements in market variables. The Group is exposed to several types of market risks:

•

Exchange rate risk: The Group’s results and equity are exposed to fluctuations in exchange rates of the currencies in which it transacts. The Group’s most significant foreign currency exposure is to the US dollar.

Repsol YPF obtains part of its financing in dollars, either directly or indirectly through the use of foreign exchange derivatives (see Note 19).

•

Interest rate risk: Fluctuations in interest rates can affect interest income and expense through financial assets and liabilities with variable interest rates; which can also impact the fair value of financial assets and liabilities.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repsol YPF occasionally enters into interest rate derivative transactions to mitigate the risk of changes in its finance costs or in the fair value of its debt. Generally, these derivatives are designated as hedging instruments for accounting purposes (see Note 19).

•	Commodity price risk: As a result of its trade operations and activities, the Group’s results are exposed to volatility in the prices of oil, natural gas and their derivative products.

Repsol YPF enters into derivative transactions to mitigate its exposure to price risk. These derivatives provide an economic hedge of the Group’s results, although not always designated as hedging instruments for accounting purposes (see Note 19).

The Company monitors exposure to market risk through ongoing sensitivity analysis. These strategies are complemented with other risk management measures when warranted by the nature of the risk exposure.

Sensitivity of financial instruments to market risk

The table below contains a sensitivity analysis of the main risks affecting the Group’s financial instruments, illustrating the potential impact on results and equity (within the headings comprising “Adjustments for changes in value”) in accordance with the requirements stipulated in IFRS 7 Financial instruments: disclosures.

This sensitivity analysis utilises variations in historically significant risk factors. The estimates made depict the impact of favourable and adverse changes. The impact on results and/or equity is estimated as a function of the financial instruments held by the Group at each year end.

a.	Exchange rate risk: The sensitivity of net profit and equity to an appreciation or depreciation of the currencies to which the Group is exposed is illustrated below:

Effect of fluctuations in the euro against the dollar:

	Currency appreciation (+)/ depreciation (-)	2009	2008
Impact on profit after tax	5%	23	(2)
	-5%	(25)	2
Impact on equity	5%	205	299
	-5%	(226)	(330)

In addition, a 5% appreciation of the US dollar against the Brazilian real or the Argentine peso in 2009 would have resulted in an increase in net profit of € 2 million and € 35 million, respectively.

Moreover, a 5% appreciation of the euro against the Brazilian real or the Argentine peso in 2009 would have resulted in an increase in equity of € 18 million and € 1 million, respectively

b.	Interest rate risk: At December 31, 2009 and 2008, the net balance of fixed-rate financing (refer to “Capital Management” below) amounted to € 7,745 million and € 4,935 million respectively. These amounts represented 53% and 68% of total net financing, respectively.

The sensitivity to changes in interest rates is depicted in the following table

	Increase (+)/ decrease (-) in interest rate (basis points)	2009	2008
Impact on profit after tax	+50	(13)	(4)
	-50	13	4
Impact on equity	+50	20	25
	-50	(20)	(25)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	Commodity price risk: At December 31, 2009 and 2008, an increase or decrease of 10% in the prices of crude oil and oil derivatives would have had the following impact on profit after tax:

	10% increase (+)/ decrease (-)	2009	2008
Impact on profit after tax	+10%	(50)	(27)
	-10%	50	27

18.1.2 Liquidity risk

Liquidity risk is associated to the ability of the Group to finance its obligations at reasonable market prices, as well as to carry out its business plans with stable financing sources.

Repsol YPF keeps a prudent protection policy facing liquidity risk. Accordingly, it keeps enough cash resources and other liquid financial instruments and unused credit lines available to meet the loan maturities and finance debt foreseen in the next twelve months. In addition, the Group had available unused credit lines for an amount of € 4,680 million and € 3,916 million at December 31, 2009 and 2008, respectively.

The tables below present an analysis on the maturities of the financial liabilities existing at December 31, 2009 and 2008.

	Millions of euros
December 31, 2009	MATURITY DATE
	2010	2011	2012	2013	2014	Subsequent years	TOTAL
Trade payables	3,491	—	—	—	—	—	3,491
Other payables	4,127	—	—	—	—	—	4,127
Loans and other financial debts (1)	3,559	2,630	1,772	2,789	3,027	3,382	17,159
Preference Shares (1) (2)	70	57	57	233	55	3,504	3,976
Derivatives (1)	96	26	10	2	14	6	154

	Millions of euros
December 31, 2008	MATURITY DATE
	2009	2010	2011	2012	2013	Subsequent years	TOTAL
Trade payables	3,174	—	—	—	—	—	3,174
Other payables	5,024	—	—	—	—	—	5,024
Loans and others financial debts (1)	1,957	2,405	502	1,111	1,314	2,562	9,851
Preference Shares (1) (2)	132	129	129	128	128	3,521	4,167
Derivatives (1) (3)	(27)	(93)	(29)	(1)	3	(88)	(235)

NOTE: The amounts shown are the contractual undiscounted cash flows; therefore, they differ from the amounts included on the consolidated balance sheet.

(1)	Corresponding to future maturities of the amounts recognised under the headings “Non-Current financial liabilities” and “Current financial liabilities” including future interest or dividends associated with these financial liabilities.
(2)	The preference shares issued are perpetual, redeemable only at the choice of the issuer (see details in Note 17). Underlying the schedule above is the assumption that preference shares are redeemed after 2014 with the exception of those issued by Union Fenosa Financial Services USA, a Gas Natural group company, which are assumed to be redeemed in 2013. The column “Subsequent years” includes only the face value of the instruments. The assumptions made are conventional and must not be interpreted as forecasts of the decisions the Group shall take in the future.
(3)	The contractual maturities of the derivatives included under this heading are outlined in Note 19.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.1.3 Credit Risk

Credit risk is defined as the possibility of a third party not complying with his contractual obligations, thus creating losses for the Group.

Credit risk in the Group is measured and controlled in relation to the customer or individual third party. The Group has its own systems for the permanent credit evaluation of all its debtors and the determination of risk limits with respect to third parties, in line with best practices.

Maximum exposure

The exposure of the Group to credit risk is mainly attributable to commercial debts from trading transactions, whose amounts are shown on the consolidated balance sheet net of allowances for doubtful accounts for an amount of € 6,001 million and € 5,744 million, respectively at December 31, 2009 and 2008.

The allowances for doubtful accounts are measured by the following criteria:

•	The seniority of the debt

•	The existence of bankruptcy proceedings

•	The analysis of the capacity of the customer to return the credit granted.

The allowances for doubtful accounts are shown at December 31, 2009 and 2008 in Note 13 about financial assets. These allowances represent the best estimates of the Group for the losses incurred in relation to the accounts receivable.

The maximum exposure to credit risk of the Group, according to the type of financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is detailed below at December 31, 2009 and 2008:

	Millions of euros
Maximum exposure	2009	2008
Commercial debts	6,396	6,074
Derivatives	247	403
Cash and cash equivalents	2,308	2,922

The credit risk affecting liquid funds, derivatives and other financial instruments is limited because the counterparties are bank or insurance entities carrying high and duly documented credit ratings in accordance with the market conventions regulating these kinds of financial transactions. Likewise, the vast majority of the accounts receivable neither due nor provisioned have a high credit quality according to the valuations of the Group, based on the solvency analysis and the payment habits of each customer.

The Group does not have a significant concentration of credit risk. This exposure is distributed among a high number of customers and other counterparties. No customer represents more than 4% of the total amount of these accounts receivable.

Guarantee Policy

As a general rule, the Group establishes a bank guarantee issued by the financial entities as the most suitable instrument of protection from credit risk. In some cases, the Group has contracted insurance credit policies whereby this transfers to third parties the credit risk related to the business activity of some of their businesses.

Effective third party guarantees extended to the Group amounted to € 2,533 million at December 31, 2009 and € 2,462 million at December 31, 2008. The additional consideration of maximum guarantees under the Solred card marketing agreements with banks and savings banks would increase the 2009 balance by € 359 million. Of this amount, commercial debts at December 31, 2009 and 2008 covered by guarantees amounted to € 779 million and € 701 million, respectively.

During 2009, the Group executed guarantees received for an amount of € 24 million. During 2008 this figure was € 10 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-impaired overdue financial assets

The following table discloses the aging of the non-provisioned due debt:

	Millions of euros
Due Date	2009	2008
Non due debt	5,440	5,098
Due debt 0-30 days	173	409
Due debt 31-180 days	186	199
Due debt for more than 180 days (1)	201	38

TOTAL	6,001	5,744

(1)	Mainly corresponds to guaranteed debt or debt with Official Organisms.

Impaired financial assets are disclosed in Note 13.

18.2 Capital management

Repsol YPF, as an essential part of its strategy, has committed to a policy of financial prudence. The financial structure targeted is defined by this commitment of solvency and the aim to maximise shareholder returns, by optimising the cost of capital.

The target financial structure is guided by the leverage ratio that expresses net financing as a percentage of net financing plus equity:

Net financing
Net financing + Equity

The criteria for the calculation of this ratio are the following:

•

Net financing includes net financial debt and preference shares. Preference shares are factored into this leverage ratio on account of their significant weight in the Group’s financing structure, although their perpetual nature equates them to equity instruments in terms of solvency analysis and creditor claims.

•

The formula utilises net financial debt and not gross debt to factor in the effect of short term investments. Repsol YPF maintains a prudent protection policy in relation to liquidity risk. Thus, Repsol maintains enough cash resources and other liquid financial instruments to meet the loan maturities and finance debt foreseen in the next twelve months. Thus, this ratio shows more accurately the solvency of the Group, using the concept of net debt, instead of gross debt, where financial investments are deducted.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net financial debt includes the following items of the consolidated balance sheet at December 31, 2009 and 2008:

	Millions of euros
	2009	2008
Non-current financial liabilities	15,411	10,432
Less: Preference shares (see Note 17)	(3,726)	(3,524)
Current financial liabilities	3,499	1,853
Non-current financial assets	(1,732)	(2,465)
Less: Financial assets available for sale (see Note 13)	173	881
Other current financial assets (1)	(332)	(498)
Cash and cash equivalents	(2,308)	(2,922)
Hedging derivatives instruments on interest rate (see Note 17)	(57)	(275)

Net Financial Debt	10,928	3,482
Preference Shares(ver nota 17)	3,726	3,524
Net financing (2)	14,654	7,006

(1)	Excludes € 381 million, recorded under “Other current financial assets” in the consolidated balance sheet corresponding to the funding of the tariff deficit in the regulated electricity segment, owned through the Group’s interest in Gas Natural.
(2)	In addition, at December 31, 2009 and 2008, this heading includes € 1,919 and € 721 million, respectively, included under “Other non-current liabilities” and € 172 and € 31 million under “Other payables” corresponding to financial leases measured at amortised cost (see Note 23).

The trend in this leverage ratio is monitored systematically. Similarly leverage projections are a key - and limiting – input into Group investment decision-making process and dividend policy. At December 31, 2009 and 2008, this ratio stood at 40.7% and 25.0%, respectively.

The increase in net debt in 2009 primarily reflects the acquisition of Unión Fenosa by Gas Natural, due to both the scale of the acquisition financing taken on by Gas Natural and the consolidation of existing debt at Unión Fenosa.

19 Derivative transactions

In 2009 the Repsol YPF Group carried out the following types of hedging transactions:

1.	Fair value hedges of assets or liabilities

2.	Cash flow hedges

3.	Hedges of net investments in foreign operations

In addition, the Repsol YPF Group performed other transactions with derivative instruments in 2009 and 2008 that do not qualify as accounting hedges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below reflects the impact on the balance sheet of derivative instruments at December 31, 2009 and 2008 as a result of changes in their fair value since their origination:

December 31, 2009	Millions of euros
CLASSIFICATION	Non-current Assets	Current Assets	Non-current Liability	Current Liability	Fair Value
Hedge derivative instruments	86	137	(134)	(39)	50
Fair Value:	84	5	—	(3)	86
interest rate	84	—	—	—	84
exchange rate	—	5	—	(2)	3
commodities prices	—	—	—	(1)	(1)
Cash Flow:	2	2	(127)	(8)	(131)
interest rate	2	—	(127)	(3)	(128)
exchange rate	—	2	—	(1)	1
commodities prices	—	—	—	(4)	(4)
Net Investment	—	130	(7)	(28)	95
Other derivative instruments	—	25	(10)	(70)	(55)

TOTAL (1)	86	162	(144)	(109)	(5)

(1)	Includes derivatives with a negative measurement of € 57 million in respect of interest rates.

December 31, 2009	Millions of euros
CLASSIFICATION	Non-current Assets	Current Assets	Non-current Liability	Current Liability	Fair Value
Hedge derivative instruments	131	149	(285)	(15)	(20)
Fair Value:	65	8	—	(5)	68
interest rate	64	—	—	—	64
exchange rate	1	—	—	(3)	(2)
commodities prices	—	8	—	(2)	6
Cash Flow:	—	14	(155)	(6)	(147)
interest rate	—	4	(155)	—	(151)
exchange rate	—	5	—	(5)	—
commodities prices	—	5	—	(1)	4
Net Investment	66	127	(130)	(4)	59
Other derivative instruments	15	108	(34)	(54)	35

TOTAL (1)	146	257	(319)	(69)	15

(1)	Includes derivatives with a negative measurement of € 275 million in respect of interest rates.

19.1 Fair value hedges of assets or liabilities

These are hedges of the exposure to changes in the fair value of an asset or a liability recognised for accounting purposes, an unrecognised firm commitment or an identified portion of the aforementioned asset, liability or firm commitment that can be attributed to a particular risk and might affect the net income for the period. The most significant transactions are detailed below.

The 2009 income statement recognises a gain of € 15 million within “Financial result” (2008: € 44 million) and a loss of € 1 million (2008: a gain of € 2 million) within “Operating income” in connection with fair value hedges. Both amounts were fully offset by the effects of measuring the hedged items at fair value, the effects of which are recognised in these same income statement headings. The net effect on the income statement is zero as the hedges were 100% effective.

The most significant transactions are outlined below.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rate options

In May 2001 Repsol YPF arranged a zero-cost interest rate swap option on a notional amount of € 1,000 million, tied to the preference shares issued on that date (see Note 17).

The characteristics of these options are as follows:

•

Repsol YPF sold a right by virtue of which, if the counterparty exercised the right, it would pay 3-month Euribor and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on June 30, 2001, the first maturity being on October 1, 2001, and the last on June 30, 2011.

•

Repsol YPF purchased a right by virtue of which, if it exercised the right, Repsol YPF would pay 3-month Euribor and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By virtue of these interest rate swap options, the final cost for Repsol YPF of this preference share issue in the first ten years was established at a floating interest rate of 3-month EURIBOR.

Also, in April 2002, effective June 30, 2002, Repsol YPF arranged a zero-cost interest rate swap option on a notional amount of € 1,000 million tied to the € 2,000 million preference share issue issued in December 2001 (see Note 17).

The characteristics of these options are as follows:

•

Repsol YPF sold a right by virtue of which, if the counterparty exercised the right, Repsol YPF would pay 3-month EURIBOR and receive 7% APR on the aforementioned notional amount, with quarterly settlement periods beginning on June 30, 2002, the first maturity being on September 30, 2002, and the last on December 31, 2011.

•

Repsol YPF purchased a right by virtue of which, if it exercised the right, Repsol YPF would pay 3-month EURIBOR and receive 4% APR on the aforementioned notional amount, with the same quarterly settlement periods and maturity dates as those mentioned in the previous paragraph.

By these purchase and sale transactions on interest options, of the total sum of the € 2,000 million corresponding to the issue of preference shares in December 2001, € 1,000 million have been at a floating rate of 3 months EURIBOR, for the period from September 30, 2002 and December 31, 2011.

At December 31, 2009 and 2008, the fair value of these purchase and sale transaction of interest rate options of € 84 million and € 64 million, respectively, have been recorded in the assets of the consolidated balance sheet attached.

Interest rate hedges

At December 31, 2009, Repsol YPF, through its shareholding in Gas Natural, had arranged forward contracts designated as fair value interest rate hedges. The breakdown of these transactions is as follows:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
1. Floating to fixed
Contract amount/notional (EUR)	1	1	1	1	8	—	12	—
Average rate payable (EUR)	3.57%	3.57%	3.57%	3.57%	3.57%
Average rate receivable (EUR)	1.51%	1.51%	1.51%	1.51%	1.51%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cross-currency IRS

At December 31, 2009 and 2008 Repsol YPF through its stake in Gas Natural, has trading transactions of mixed currency and interest swaps to cover the fair value in the financial transactions traded. The detail of said transactions at December 31, 2009 and 2008 is the following:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Floating to Fixed
Contract amount/notional (BRL)	1	1	1				3	—
Average rate payable (BRL)	101.9 CDI – 129% CDI	101.9 CDI – 129% CDI	101.9 CDI – 129% CDI	—	—	—

Average rate receivable (USD)	Libor a.t + 0.6% a.s	Libor a.t + 0.6% a.s	Libor a.t + 0.6% a.s	—	—	—

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
Floating to Fixed
Contract amount/notional (BRL)	1	1	1	1	—	—	4	1
Average rate payable (BRL)	CDI + 4.97%	101.90% CDI 129%CDI	101.90% CDI 129%CDI	101.90% CDI	—	—
	USD + 8.30.	Libor a.t + 0.60% a.a US$ + 10.59% a.a	Libor a.t + 0.60% a.a US$ + 10.59% a.a	Libor a.t + 0.60% a.a	—	—

Floating to Fixed
Contract amount/notional (BRL)	5	—	—	—	—	—	5	(3)
Average rate payable (BRL)	101.90% CDI 113.04%CDI	—	—	—	—	—	—	—
Average rate receivable (USD)	Libor a.t + 0.60% a.a US$ + 7.66% a.a	—	—	—	—	—	—	—

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign exchange rate transactions

Forward Contracts

At December 31, 2009, Repsol YPF, through its stake in Gas Natural, had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
USD / Euro (2)
Contract amount (USD)	163	—	—	—	—	—	163	3
Contract average exchange rate	1.46

MAD / Euro (2)
Contract amount (MAD)	1	—	—	—	—	—	1	—
Contract average exchange rate	7.98

At December 31, 2008, Repsol YPF, through its interest in Gas Natural, had arranged forward contracts designated as fair value foreign exchange hedges. The breakdown of these transactions is as follows:

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
USD / Euro (2)
Contract amount (USD)	136	—	—	—	—	—	136	6
Contract average exchange rate	1.43

MAD / Euro (2)
Contract amount (MAD)	2	—	—	—	—	—	2	—
Contract average exchange rate	8.13

(1)	in millions of euros equivalent.
(2)	Repsol YPF buys the first currency mentioned and selld the second.

19.2 Cash flow hedges

These are hedges of the exposure to variability in cash flows that: (i) is attributed to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecasted transaction; and (ii) could affect profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The detail of the most significant transactions is as follows:

Interest rate transactions

i.	Interest rate swaps

At December 31, 2009 and 2008, the Repsol YPF Group held the following interest rate swaps as hedges:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
1. Floating to fixed
Contract amount/notional (EUR)	—	—	750	—	—	—	750	(42)
Average rate payable (EUR)			4.23%
Average rate receivable (EUR)			3 m. Euribor
Contract amount/notional (USD)	33	6	6	7	7	274	333	(35)
Average rate payable (USD)	1.66%	5.24%	5.24%	5.24%	5.25%	5.27%
Average rate receivable (USD)	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor
Contract amount/notional (EUR)	0.42	180.51	0.48	2.40	0.90	0.63	185	(6)
Average rate payable (EUR)	3.58%	3.15%	3.58%	3.58%	3.58%	3.58%
Average rate receivable (EUR)	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor
Contract amount/notional (EUR)	600	503	—	—	—	—	1,103	(24)
Average rate payable (EUR)	1.12%	3.83%
Average rate receivable (EUR)	1 m. Euribor	1 m. Euribor
Contract amount/notional (EUR)	60	90	60	—	—	—	210	(10)
Average rate payable (EUR)	3.77%	3.77%	3.77%
Average rate receivable (EUR)	1 m. Euribor	1 m. Euribor	1 m. Euribor
Contract amount/notional (EUR)	2.30	2.97	3.20	3.80	3.30	36.70	52.27	(2)
Average rate payable (EUR)	3.57%	3.57%	3.57%	3.57%	3.57%	3.57%
Average rate receivable (EUR)	1.51%	1.51%	1.51%	1.51%	1.51%	1.51%
Contract amount/notional (ARS)	1.65	—	—	—	—	—	1.65	—
Average rate payable (ARS)	17.25%
Average rate receivable (ARS)	Badlar
Contract amount/notional (USD)	2	1	49	2	1	15	69	(2)
Average rate payable (USD)	4.67%	4.67%	4.67%	4.67%	4.67%	4.67%
Average rate receivable (USD)	6 m. Libor	6 m. Libor	6 m. Libor	6 m. Libor	6 m. Libor	6 m. Libor
Contract amount/notional (USD)	2	2	2	2	2	28	38	(3)
Average rate payable (USD)	4.82%	4.82%	4.82%	4.82%	4.82%	4.82%
Average rate receivable (USD)	6 m. Libor +0.6	6 m. Libor +0.6	6 m. Libor +0.6	6 m. Libor +0.6	6 m. Libor +0.6	6 m. Libor +0.6
Contract amount/notional (USD)	11	2	3	3	3	10	32	(4)
Average rate payable (USD)	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%
Average rate receivable (USD)	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor	3 m. Libor

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
1. Floating to fixed
Contract amount/notional (EUR)	—	—	—	750	—	—	750	(34)
Average rate payable (EUR)				4.23%
Average rate receivable (EUR)				3 m. Euribor
Contract amount/notional (MXN)	10	—	—	—	—	—	10	—
Average rate payable (MXN)	28-day SIIR
Average rate receivable (MXN)	28-day SIIR
Contract amount/notional (USD)	—	—	—	—	—	397	397	(85)
Average rate payable (USD)						5.27%
Average rate receivable (USD)						3 m. Libor
Contract amount/notional (EUR)	371	371	186	1	2	2	931	(3)
Average rate payable (EUR)	3.15%	3.15%	3.15%	3.30%	3.07%	3.74%
Average rate receivable (EUR)	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor	6 m. Euribor
Contract amount/notional (EUR)	62	—	—	—	—	—	62	—
Average rate payable (EUR)	3.67%
Average rate receivable (EUR)	3 m. Euribor
Contract amount/notional (EUR)	—	62	609	62	—	—	733	(25)
Average rate payable (EUR)		3.77%	3.82%	3.77%
Average rate receivable (EUR)		1 m. Euribor	1 m. Euribor	1 m. Euribor
Contract amount/notional (ARS)	—	1.94	—	—	—	—	1.94	—
Average rate payable (ARS)		17.25%
Average rate receivable (ARS)		Badlar

In 2007 the cash flow hedge provided by two interest rate swaps for a notional amount of € 674 million associated with a preference share issue was discontinued as the hedges were no longer effective. These swaps were settled in 2008 at an effective loss of € 0.2 million.

The loss accumulated in equity under “Adjustments for changes in value” at December 31, 2009 was € 39 million (2008: € 43 million) and will be amortised over the life of the underlying preference shares hedged instrument. The amount of “Adjustments for changes in value” transferred to the income statement in both 2009 and 2008 was € 4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ii.	Interest rate options

At December 31, 2009 and 2008, Repsol YPF, through its shareholding in Gas Natural, had arranged interest rate options. The detail of these hedging transactions is as follows:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Collar
Contract amount/notional (EUR)	1.87	1.15	3.85	0.75	0.78	0.78	9.18	—
Cap call option
Average rate payable	5.21%	5.65%	5.37%	5.65%	5.65%	5.65%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.30%	3.63%	3.98%	3.63%	3.63%	3.63%
Average rate receivable	Euribor	Euribor	Euribor	Euribor	Euribor	Euribor

December 31, 2008	Millions of euros
	MATURITY
	2009		2010	2011	2012	2013	Subsequent years	Total	Fair Value
Collar
Contract amount/notional (EUR)	5.17		1.93	1.19	3.97	0.77	1.60	14.63	—
Cap call option
Average rate payable	5.32%		5.20%	5.64%	5.38%	5.60%	5.55%
Average rate receivable	Euribor		Euribor	Euribor	Euribor	Euribor	Euribor
Floor put option
Average rate payable	3.54%		3.30%	3.62%	4.01%	3.54%	3.44%
Average rate receivable	Euribor		Euribor	Euribor	Euribor	Euribor	Euribor

Opción forward starting
Contract amount/notional (BRL)	1.28		—	—	—	—	—	1.28	—
Cap call option	14.30%
Rate payable	100	% CDI
Rate receivable

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

iii.	Cross currency IRS

At December 31, 2008, Repsol YPF, through its shareholding in Gas Natural, had arranged cross-currency interest rate swaps qualified as interest rate hedges:

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
Floating to Fixed
Contract amount (USD)	13	—	—	—	—	—	13	2
AVERAGE RATE PAYABLE (ARS)	14.30%
AVERAGE RATE RECEIVABLE (USD)	Libor 6 m

Floating to Fixed
CONTRACT AMOUNT (USD)	3	12	2	3	3	14	37	(6)
AVERAGE RATE PAYABLE (USD)	6.38%
AVERAGE RATE RECEIVABLE (USD)	Libor 3m

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign exchange rate transactions

Forward contracts

At December 31, 2009 and 2008, Repsol YPF, through its investment in Bahia de Bizkaia Electricidad, S.L., Gas Natural and other associates had arranged forward cash flow hedging transactions to hedge its exposure to foreign exchange risk. The detail of these contracts is as follows:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value (1)
USD / Euro (2)
Contract amount (USD)	244	2	2	2	2	2	254	2
Contract average exchange rate	1.44	1.29	1.30	1.31	1.32	1.33

Euro / USD (2)
Contract amount (EUR)	441	—	—	—	—	—	441	(1)
Contract average exchange rate	1.44

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value (1)
USD / Euro (2)
Contract amount (USD)	165	2	2	2	2	4	177	(5)
Contract average exchange rate	1.39

USD / Euro (2)
Contract amount (USD)	37	3	—	—	—	—	40	—
Contract average exchange rate	1.38	1.38

JPY / Euro (2)
Contract amount (JPY)	21	—	—	—	—	—	21	5
Contract average exchange rate	156.45

(1)	In millions of euros equivalent.
(2)	Repsol YPF buys the first currency mentioned and sells the second.

Commodity price hedges

At December 31, 2009 and 2008 Repsol YPF, through its shareholding in Gas Natural, had arranged swaps to hedge changes in natural gas and electricity prices denominated in euros for a net nominal value of € 54 million and € 27 million, respectively. The net fair value of these instruments at year end 2009 was a negative € 4 million (2008: positive € 4 million).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.3 Hedges of a net investment

These instruments hedge the foreign currency risk arising from net investments in foreign operations.

Repsol YPF has arranged forward currency purchase and sale contract as part of its global strategy of management exposure to foreign currency exposure via its foreign investments. The most significant derivative transactions in existence at December 31, 2009 and 2008 are the following:

i	Forward currency contracts

The nominal value, maturity and fair value of these financial instruments at December 31, 2008 is as follows:

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value (1)
EUR / USD (2)
Contract amount (EUR)	1,678	—	—	—	—	—	1,678	124
Contract average exchange rate	1.2846

(1)	In millions of euros equivalent.
(2)	Repsol YPF buys the first currency mentioned and sells the second

Hedge accounting for these instruments was discontinued in 2009. The decline in the fair value of these derivatives from January 1, 2009 to the discontinuation and settlement date, of € 117 million, was recognised in translation differences within “Adjustments for changes in value”.

ii.	Cross currency IRS

The nominal value, maturity and fair value of these financial instruments at December 31, 2009 and 2008 is as follows:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Fixed to Fixed
Contract amount/notional (EUR)	342	—	—	—	158	—	500	(35)
Average rate payable (USD)	3.02%	—	—	—	3.88%	—
Average rate receivable (EUR)	4.42%	—	—	—	4.22%	—

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
Fixed to Fixed
Contract amount/notional (EUR)	—	342	—	750	700	658	2,450	(195)
Average rate payable (USD)	—	3.02%	—	4.97%	5.25%	4.95%
Average rate receivable (EUR)	—	4.42%	—	4.22%	4.41%	4.41%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2009 hedge accounting was discontinued for cross-currency IRSs with a notional value of € 1,950 million. The increase in the fair value of these derivatives between January 1, 2009 and the discontinuation date, of € 7 million, was recognised in translation differences within “Adjustments for changes in value”. These instruments were subsequently unwound, giving rise to a gain of € 168 million, recognised within “Financial result” in the 2009 consolidated income statement. This balance is included in “Gains (losses) on other derivatives”, as disclosed in Note 19.4 below.

In addition to the instruments listed in the tables above, the Group has arranged cross-currency IRSs on a notional value equivalent to € 300 million, maturity 2010, for which hedge accounting was discontinued on February 21, 2008, subsequent to which date these instruments are considered derivatives held for trading (see section 19.4 ii below). When hedge accounting was discontinued, their fair value was € 130 million; this balance was recognised on the asset side of the balance sheet as a hedge of a net investment.

19.4 Other derivative transactions

Additionally, Repsol YPF has arranged a series of derivatives to manage its exposure to interest rate, foreign exchange and price risk that do not qualified as accounting hedges under IAS 39.

The 2009 consolidated income statement recognises a gain of € 213 million within “Financial result” (2008: € 86 million) and a loss of € 84 million (2008: a gain of € 36 million) within “Operating income” in connection with derivatives held for trading, including those still outstanding at year end and those settled during the course of the year.

The most significant transactions are outlined below:

i.	Interest rate swaps

The Group had arranged swaps to hedge the financial impact of its exposure to interest rate risk that do not qualify as hedge accounting at December 31, 2009 and 2008. The breakdown is as follows :

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Floating to Fixed
Contract amount/notional (EUR)	300	—	—	—	—	—	300	(16)
Average rate payable (EUR)	6.00%
Average rate receivable (EUR)	EURIBOR 3M + 0.51

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
Floating to Fixed
Contract amount/notional (EUR)	—	300	—	—	—	—	300	(18)
Average rate payable (EUR)		6.00%
Average rate receivable (EUR)		Euribor 3m + 0.51%

II.	Cross currency IRS

In 2008 the Group discontinued hedge accounting for cross-currency IRS used to hedge net investment in a foreign operation in the amount of € 2,175 million, of which, € 1,875 million of these instruments were cancelled during the year.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cross-currency IRSs corresponding to the discontinued hedges that have not been cancelled and which continued to be recognised in the Group’s financial statements at December 31, 2009 as derivatives held for trading are detailed below:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Fixed to Fixed
Contract amount/notional (EUR)	300	—	—	—	—	—	300	128
Average rate payable (USD)	6.94%
Average rate receivable (EUR)	6.00%

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
Fixed to Fixed
Contract amount/notional (EUR)	—	300	—	—	—	—	300	121
Average rate payable (USD)		6.94%
Average rate receivable (EUR)		6.00%

The fair value of these instruments when hedge accounting was discontinued in February 2008 amounted to € 130 million (see section 19.3 ii above). The decline in the fair value of these instruments from the discontinuation of hedge accounting to December 31, 2009 (€ 2 million) and to December 31, 2008 (€ 9 million) was recognised as derivatives held for trading on the liability side of the balance sheet.

In addition, at December 31, 2009 the Group had written the following cross-currency IRSs that were not registered as accounting hedges:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Fixed to Fixed
Contract amount/notional (JPY)	—	—	—	—	—	1	1	(8)
Average rate payable (JPY)						7.09%
Average rate receivable (USD)						4.75%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

III.	Other forward contracts

Repsol YPF has arranged other forward contracts as part of its global strategy of managing exposure to foreign currency risk. The nominal value, maturity and fair value of these financial instruments were recognised in the consolidated balance sheet at December 31, 2009 and 2008 as follows:

December 31, 2009	Millions of euros
	MATURITY
	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
EUR / USD
Contract amount (EUR)	2,222	—	—	—	—	—	2,222	7
Contract average exchange rate	1.4363

USD / EUR
Contract amount (USD)	367	—	—	—	—	—	367	(8)
Contract average exchange rate	1.4113

CLP / USD
Contract amount (CLP)	74	—	—	—	—	—	74	—
Contract average exchange rate	506.56

USD / PEN
Contract amount (USD)	12	—	—	—	—	—	12	—
Contract average exchange rate	2.89

USD / BRL
Contract amount (USD)	329	—	—	—	—	—	329	(2)
Contract average exchange rate	1.76

CAD / USD
Contract amount (USD)	19	—	—	—	—	—	19	—
Contract average exchange rate	1.05

JPY / USD
Contract amount (USD)	28	—	—	—	—	—	28	—
Contract average exchange rate	1.05

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008	Millions of euros
	MATURITY
	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
EUR / USD
Contract amount (EUR)	2,106	—	—	—	—	—	2,106	48
Contract average exchange rate	1.3585

USD / EUR
Contract amount (USD)	1,275	—	—	—	—	—	1,079	(27)
Contract average exchange rate	1.3618

CLP / USD
Contract amount (CLP)	47	—	—	—	—	—	47	—
Contract average exchange rate	643.49

USD / PEN
Contract amount (USD)	18	—	—	—	—	—	18	—
Contract average exchange rate	3.12

(1)	In millions of euros equivalent.
(2)	Repsol YPF buys the first currency mentioned and sells the second.

iv.	Equity Swaps

In 2008 Gas Natural signed equity swap contracts with UBS Limited, ING Belgium and Société Générale representing 9.40% of the capital stock, on a total of 85,886,762 Unión Fenosa, S.A. shares as the underlying securities, which allowed Gas Natural to settle this operation, either as a result of differences (cash payments) or by means of acquiring said shares (physical liquidation) as from the date on which the necessary permits are awarded. Each agreement established a price ceiling (from 17.13 to 17.57 euros per share, on the basis of the agreement). Fair value recorded in the consolidated balance sheet for those operations at December 31, 2008 was € 11 million. In 2009 Gas Natural settled these instruments in conjunction with the acquisition of Unión Fenosa (see Note 30).

v.	Future contracts on commodities

The risk associated with future physical crude oil and other oil product purchase or sale transactions is hedged through the arrangement of derivative instruments, basically futures and swaps.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2009 and 2008, the open positions were as follows:

December 31, 2009	Millions of euros
		MATURITY
	Units	2010	2011	2012	2013	2014	Subsequent years	Total	Fair Value
Purchase contracts
BRENT	Thousands of barrels	1,499	—	—	—	—	—	1,499	3
WTI	Thousands of barrels	1,500	—	—	—	—	—	1,500	2
NYMEX HHO	Thousands of barrels	62	—	—	—	—	—	62	—
IPE GO	Thousands of tons	135	—	—	—	—	—	135	2
RBOB	Thousands of barrels	855	—	—	—	—	—	855	—
Henry Hub	TBTU	30	—	—	—	—	—	30	—

Sale contracts
BRENT	Thousands of barrels	4,036	—	—	—	—	—	4,036	(6)
WTI	Thousands of barrels	4,411	—	—	—	—	—	4,411	(11)
NYMEX HHO	Thousands of barrels	982	—	—	—	—	—	982	(2)
IPE GO	Thousands of tons	229	—	—	—	—	—	229	(4)
RBOB	Thousands of barrels	602	—	—	—	—	—	602	(1)
Henry Hub	TBTU	86	—	—	—	—	—	86	1

Swaps
WTI	Thousands of barrels	1,350	—	—	—	—	—	1,350	(4)
BRENT	Thousands of barrels	7,268	—	—	—	—	—	7,268	3
JET	Thousands of tons	190	—	—	—	—	—	190	(1)
UNL 87	Thousands of barrels	230	—	—	—	—	—	230	(1)
GO	Thousands of tons	185	—	—	—	—	—	185	(1)
Premium Unl	Thousands of tons	3	—	—	—	—	—	3	—
Fuel Oil	Thousands of tons	77	67	67	68	—	—	279	—
Naphtha	Thousands of tons	188	—	—	—	—	—	188	(1)

Freight derivatives
BITRA	Thousands of tons	240	—	—	—	—	—	240	—

Options
Purchase contracts
Call	Thousands of barrels	2,000	—	—	—	—	—	2,000	—
Put	Thousands of barrels	17,000	—	—	—	—	—	17,000	—
Sale contracts
Call	Thousands of barrels	7,800	—	—	—	—	—	7,800	(1)
Put	Thousands of barrels	7,000	—	—	—	—	—	7,000	—

Collar Fuel Oil
Call	Tons	6,900	—	—	—	—	—	6,900	—
Put	Tons	6,900	—	—	—	—	—	6,900	—

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2008	Millions of euros
		MATURITY
	Thousand of barrels except (*)	2009	2010	2011	2012	2013	Subsequent years	Total	Fair Value
Purchase contracts
WTI	523	523	—	—	—	—	—	523	(1)
NYMEX HHO	42	42	—	—	—	—	—	42	—
IPE GO (*)	113	113	—	—	—	—	—	113	(6)
RBOB	35	35	—	—	—	—	—	35	—

Sale contracts
WTI	1,707	1,707	—	—	—	—	—	1,707	—
IPE GO (*)	138	138	—	—	—	—	—	138	—
IPE BRENT	834	834	—	—	—	—	—	834	(2)
NYMEX HHO	570	570	—	—	—	—	—	570	6

Swaps
WTI	2,600	2,600	—	—	—	—	—	2,600	15
BRENT	11,211	11,211	—	—	—	—	—	11,211	(4)
JET	63	63	—	—	—	—	—	63	12
HHO	295	295	—	—	—	—	—	295	—
GO (*)	49	49	—	—	—	—	—	49	—
Propane (*)	50	50	—	—	—	—	—	50	—
Fuel Oil (*)	50	50	—	—	—	—	—	50	—
Naphtha (*)	6	6	—	—	—	—	—	6	—

(*)	In thousands of tons

At year end 2009 “Other receivables” includes € 1 million (2008: € 7 million) corresponding to the fair value of commodity purchase agreements measured in accordance with IAS 39, as detailed in section 4.22 of Note 4.

In addition, through its shareholding in Gas Natural, carried commodity price derivatives with a negative fair value of € 1 million (notional value: approximately € 2 million).

vi.	CO2 emission allowances derivatives:

The Group arranges emission allowance future contracts and swaps (EUAs and CERs), which are measured at fair value under IAS 39, with the objective of optimize the cost of the Group’s emissions each year. The fair value of these instruments is approximately € 1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20 Provisions

The balance of provisions at December 31, 2009 and 2008 as well as the changes in the related headings in both years is detailed in the following table:

	Millions of euros
	Long-Term Provisions				Short-Term Provisions
	Provision for Pensions (1)	Provision for Field Dismantling Costs	Other Provisions	TOTAL	Provision for Pensions (1)	Other Provisions	TOTAL

Balance at January 1, 2008	66	931	1,568	2,565	3	283	286
Period provisions charged to results (2)	2	82	627	711	2	39	41
Reversals of provisions with a credit to results (3)	(2)	(1)	(160)	(163)	—	(7)	(7)
Provisions released due to payment	(9)	(19)	(98)	(126)	—	(233)	(233)
Changes in the scope of consolidation	—	(9)	(17)	(26)	—	—	—
Translation differences	(2)	49	50	97	—	10	10
Reclassifications and other changes (5)	1	68	(409)	(340)	5	337	342

Balance at December 31, 2008	56	1,101	1,561	2,718	10	429	439
Period provisions charged to results (2)	34	109	576	719	—	20	20
Reversals of provisions with a credit to results (3)	(19)	(24)	(188)	(231)	(1)	(54)	(55)
Provisions released due to payment	(15)	(41)	(83)	(139)	(4)	(170)	(174)
Changes in the scope of consolidation (4)	186	30	163	379	—	33	33
Translation differences	7	(34)	(31)	(58)	—	(4)	(4)
Reclassifications and other changes (5)	(11)	(3)	(277)	(291)	—	23	23
Balance at December 31, 2009	238	1,138	1,721	3,097	5	277	282

(1)	See Note 21.
(2)

In 2008 “Other provisions” includes the following charges (i) € 208 million for the consumption of CO2 emission allowances, (ii) € 133 million for environmental contingencies and (iii) € 82 million for litigation. These charges also include the € 151 million effect of discounting provisions to present value. In 2009 “Other provisions” includes the following charges (i) a € 163 million provision for the consumption of CO2 emission allowances, (ii) € 45 million for environmental contingencies and (iii) € 126 million for litigation (see Note 35). In 2009, the effect of discounting provisions to present value amounted to € 233 million.

(3)	The amounts credited include the reversals of several provisions recognised by Group companies in several countries as a result of changes in the circumstances arose at the original recognition.
(4)	This balance corresponds primarily to the acquisition of Union Fenosa by Gas Natural (see Note 30).
(5)	“Provision for field dismantling costs” includes € 68 million and € 33 million in 2008 and 2009, respectively, arising from additions to PP&E as well as the dismantling cost provisions recognised during these years.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21 Pension plans and other personnel obligations

a.	Defined contribution pension plans

Repsol YPF has defined contribution plans for certain employees in Spain, which conform to current legislation. The main features of these plans are as follows:

i.	They are mixed plans to cover retirement, disability and death of the participants.

ii.	The sponsor (Repsol YPF) undertakes to make monthly contributions of certain percentages of serving employees’ salaries to external pension funds.

YPF and other subsidiaries outside Spain also have a defined contribution pension plan for their employees and directors of its main companies, in which the company contributes basically the same amount as the participant up to a stipulated ceiling.

Also, the Gas Natural Group has defined contribution pension plans for certain employees. In relation to these pension plans, the annual cost charged to “Personnel expenses” in the Consolidated Income Statements amounted to € 45 million and € 42 million in 2009 and 2008, respectively.

Executives of the Repsol Group in Spain are beneficiaries of an executive pension plan that complements the standard pension plan denominated “Plan de previsión de Directivos” which covers the participant retirement, disability and death. Repsol YPF makes defined contributions based on a percentage of participants’ salaries. The plan guarantees a fixed return equivalent to 125% of the prior year national consumer price index. The plan is instrumented through collective insurances that covers pension obligations, subscribed with an insurance entity. Premiums paid under these policies finance and externalise the Group’s commitments in respect of ordinary contributions, as well as the fixed return mentioned above. The officer (or his/her beneficiaries) becomes entitled to receive the plan benefits in the event of retirement, death or total permanent disability, and under certain other circumstances defined in the plan rules. The cost of this plan recognised under “Personnel expenses” in the 2009 consolidated income statement was € 3 million (2008: 6 million).

b.	Defined benefit pension plans

Repsol YPF, primarily through Gas Natural, REFAP and a YPF subsidiary, has arranged defined benefit pension plans for certain employee groups in Spain, Brazil, Colombia and the United States, among other countries. The breakdown of the provisions recognised in connection with these plans is as follows:

	Millions of euros
	2009	2008
Spain (Note b.1)	117	13
Colombia (Note b.2)	67	—
Brazil (Note b.3)	21	9
United States (Note b.4)	20	27
Other	18	17

TOTAL (1)	243	66

(1)	The fluctuation primarily reflects the consolidation of the defined benefit plans of the Unión Fenosa group as a consequence of the business combination with Gas Natural (see Note 30).

b.1.	At December 31, 2009 and 2008, the Group maintained, through Gas Natural, the following commitments for certain employee groups in Spain:

•	Pensioners (retirees, disabled employees, widows and orphans).

•	Retirement and life insurance cover for certain employee groups.

•	Early retirement plans.

•	Gas bill discounts for active and retired personnel.

•	Sanitary assistance and other benefits

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the acquisition of Unión Fenosa by Gas Natural has resulted in the consolidation of the following commitments related to certain groups of employees of several Unión Fenosa investees in Spain:

•	Pension commitments: employees that retired prior to November 2002 and a residual portion of active employees are entitled to defined benefit pension supplements.

•	Commitments with employees opting for early retirement until the ordinary retirement age.

•	Salary supplements and social security contributions for a group of early retirees until ordinary retirement age.

•	Electricity for active and retired personnel.

•	Healthcare insurance.

b.2.	In addition, the acquisition of Unión Fenosa by Gas Natural has resulted in the consolidation of the following commitments to certain groups of employees in Colombia:

•	Pension commitments to retired employees.

•	Electricity for active and retired personnel.

•	Healthcare insurance and other post-retirement benefits.

b.3.	At December 31, 2009, Repsol YPF maintained, through its interest in Gas Natural, the following commitments for certain employee groups in Brazil:

•	A post-employment defined benefit plan providing cover for retirement, workplace death, disability pensions, and general amounts.

•	Post-employment healthcare insurance.

•	Other post-employment defined benefit plans guaranteeing temporary pensions, life insurance and general amounts depending on years of service.

In addition, Repsol YPF, through its Brazilian investee REFAP, has defined benefit pension plans that supplement social security and healthcare coverage for certain groups of employees of this company.

b.4.	An YPF subsidiary grants pension plans, medical insurance plans, life insurance and other employee benefits and benefits for health and risk of death.

Full-time employees of that said company had non-contributory pension plans managed by third parties for its full-time employees until March 20, 2008, date in which this subsidiary entered into a number of agreements with Prudential Insurance Company to cancel the obligations assumed in connection with two of the non-contributory pension plans, paying a premium of 115 million dollars (€ 83 million).

At December 31, 2009, the company maintains a non-contributory pension plan which has not been cancelled, for executives, key management personnel, as well as former employees, who worked at some of its investees. Additionally, this company provides medical insurance benefits, life insurance benefits and other employee benefits to certain of its employees who retire early; the company also pays benefits for health and risk of death to disabled employees and benefits for risk of death to retired executives.

Additionally, a subsidiary of USA Holdings, Inc., grants medical service benefits, life insurance and other welfare benefits to some of its retired employees.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The breakdown of provisions for pension and other similar commitments recognised in the accompanying consolidated balance sheet by country, and the changes in the fair value of the plan assets, is as follows:

	2009				2008
Present value of plan commitments:	Spain	Colombia	Brazil	US	Spain	Colombia	Brazil	US
At January, 1	60	—	26	27	56	—	32	36
Changes to consolidation scope	312	74	—	—	—	—	—	—
Annual service cost	5	—	1	—	—	—	—	—
Interest expense	14	6	7	2	3	—	3	2
Actuarial gains and losses	(4)	(3)	(7)	(6)	4	—	(6)	(13)
Benefits paid	(24)	(6)	(3)	(2)	(4)	—	—	(3)
Transfers and cancellations	(2)	(7)	30	—	1	—	2	3
Currency translation differences	—	3	19	(1)	—	—	(5)	2
At December 31	361	67	73	20	60	—	26	27
Fair value of plan assets
At January, 1	47	—	17	—	48	—	16	1
Changes to consolidation scope	205	—	—	—	—	—	—	—
Expected return	9	—	5	—	2	—	2	—
Contributions	3	—	2	4	1	—	1	4
Actuarial gains and losses	(3)	—	3	—	2	—	2	—
Benefits paid	(15)	—	(2)	(4)	(4)	—	—	(4)
Other movements	(2)	—	18	—	(2)	—	(1)	(1)
Currency translation differences	—	—	9	—	—	—	(3)	—
At December 31	244	—	52	—	47	—	17	—
Provision for pensions and similar commitments	117	67	21	20	13	—	9	27

The amounts recognised in the consolidated income statement for all the above-listed pension plans are the following:

	2009				2008
	Spain	Colombia	Brazil	US	Spain	Colombia	Brazil	US
Annual service cost	5	—	—	—	—	—	—	—
Interest expense	14	6	5	2	3	—	3	2
Cancellations	—	—	—	—	—	—	—	(6)
Expected return on plan assets	(10)	—	(3)	—	(2)	—	(2)	—
Income statement charge	9	6	2	2	1	—	1	(4)

In 2009, the accumulated balance of actuarial gains and losses, net of tax, recognised directly in equity was € 12 million (positive).

The pension plans outlined above are primarily invested in bonds, and to a lesser extent, other securities and real estate assets.

The actual return on plan assets held through Gas Natural in 2009, corresponding principally to Spanish plans, was € 9 million (2008: € 2 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The actuarial assumptions used were the following:

	2009							2008
	Spain		Colombia	Brazil		US		Spain	Colombia	Brazil		US
Discount rate (1)	2.3 - 5	% %	8.40%	10.80 -7.7	% %	5.54 -6.11	% %	5.00%	—	10.80 -7.7	% %	6.06 -6.19	% %
Expected return on plan assets (1)	2.3 - 5	% %	8.40%	10.80 -6.10	% %	N / A		5.00%	—	10.80 - 6.10	% %	N / A
Assumed salary growth (1)	3.00%		3.00%	6.50 -2.24	% %	N / A		3.00%	—	6.50 - 2.24	% %	N / A
Assumed pension growth (1)	2.50%		3.00%	0.00%		N / A		2.50%	—	0.00%		N / A
Inflation rate (1)	2.50%		3.00%	4.50 - 4	% %	N / A		2.30%	—	4.50 - 4	% %	N / A
Mortality table	PERMF 2000		ISS 1980 / 89	AT-83 / AT 2000				PERMF 2000	—	AT-83 / AT 2000

(1)	Annual

c.	Medium and long-term incentive plans

The company has implemented a loyalty building program aimed at senior executives and other persons occupying positions of responsibility in the Group, consisting of medium/long-term incentives as part of their benefit package. The purpose of this program is to strengthen the identification of executives and managers with shareholders’ interests, based on the company’s medium and long-term earnings sustainability as well as the compliance with the strategic business plan targets, while at the same time facilitating the retention by the Group of key personnel.

The President of the Company is not a recipient of the incentives available to date, although in his current compensation package, the level of success of each program at expiration serves as reference to determine the multi-annual compensation corresponding to each period, which is credited in the following period.

At the end of the period there are in force the incentive plans 2006-2009, 2007-2010, 2008-2011 and 2009-2012, although it is important to point out that the first of these plans (2006-2009) has been closed, in accordance to its provisions, at December 31, 2009 and its recipients shall receive any corresponding variable retribution in the first quarter of 2010.

The four plans of this type in force (2006-2009, 2007-2010, 2008-2011 and 2009-2012 incentive plans), are independent of each other but their main characteristics are the same. All four are specific multi-annual remuneration plans covering the stated years. Each plan is tied to the Group attaining a series of strategic objectives. Fulfilment of the respective objectives entitles the beneficiaries of each plan to receive an amount of variable remuneration at medium term in the first quarter of the year following the last year of the plan. However, in each case, receipt of this incentive payment is tied to the beneficiary remaining in the Group’s employ until December 31 of the last year of the plan, except in the special cases envisaged in the terms and conditions of the related plan.

In all cases, the pluri-annual incentive payment, if received, will consist of an amount determined at the time the incentive is granted, to which a first variable coefficient will be applied on the basis of the extent to which the objectives set are achieved, which will be multiplied by a second variable coefficient, linked to an average annual beneficiary performance throughout the life of the plan.

None of these plans involves the delivery of shares or options and the incentive payments are not tied to the value of Repsol YPF shares.

To reflect the commitments assumed under these incentive plans, the Group recognised a charge of € 18 million in the 2009 consolidated income statement (2008: € 11 million). At December 31, 2009, the provisions recognised in respect of commitments under these incentive plans totalled € 36 million (2008: € 28 million).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22 Grants and other non-current liabilities

The grants recognised in the consolidated balance sheet amount to € 124 million and € 108 million in 2009 and 2008, respectively, and correspond mainly to grants related to assets for the construction of gas infrastructure (€ 108 million in 2009 and € 87 million in 2008).

The consolidated income statement includes income of € 13 million in both 2009 and 2008 corresponding to the grant amounts transfer to income. Additionally, operating grants recognised directly in the income statement amounted to € 3 million and € 5 million in 2009 and 2008, respectively.

The heading “Other non-current liabilities” includes the items listed below:

	Millions of euros
	2009	2008
Obligations under finance leases (see Note 23)	1,919	721
Guarantees and deposits	284	241
Other deferred income	131	140
Other	338	349
	2,672	1,451

The heading of “Guarantees and Deposits” includes the deposits collected by Repsol Butano, S.A. from users of gas bottles in accordance with the applicable legal regulations. These amounts are refundable when the corresponding contracts are cancelled.

23 Obligations under finance leases

The detail of the amounts payable under finance leases at December 31, 2009 and 2008 is as follows:

	Lease Payments		Present Value of Minimum Lease Payments
	2009	2008	2009	2008
Within one year	219	66	172	31
Between two and five years	830	292	553	145
After five years	3,696	1,003	1,366	576
	4,745	1,361	2,091	752
Less:
Future finance costs	(2,654)	(609)
	2,091	752
Recognised as:
Non-current obligations under finance leases			1,919	721
Current obligations under finance leases			172	31
			2,091	752

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 15, 2006 the Group signed an agreement with Emera Brunswick Pipeline Company, Ltd. for the transportation of natural gas through a pipeline that connects the Canaport plant with the US border. The agreement has an initial term of 25 years (renewable for up to an additional 30 years). On the effective start date, July 2009, the agreement was recognised as a finance lease, giving rise to a liability which amounted to US$513 million at December 31, 2009 (€ 356 million).

In addition, on April 21, 2006 the Group signed an agreement with Maritimes & North East Pipeline for the transportation of Canadian natural gas from the Canadian border to Dracut for an initial term of 25 years (renewable for up to an additional 30 years). The agreement was recognised as a finance lease on the effective start date, March 2009. The corresponding liability recognised at year end 2009 amounted to US$1,312 million (€ 911 million).

On February 1, 2007, the Group signed an agreement with Atlantic Reyser for the preferential use of three tug boats at Saint John New Brunswick port in Canada for a 20 year term (renewable for 5 more years). This contract was recognised as a finance lease in December 2008. The corresponding liability recognised at year end 2009 amounted to US$27 million (€ 19 million).

In 2009 Repsol YPF (50%) and Gas Natural (50%) jointly acquired a 138,000 m3 tanker under a 20-year time-charter arrangement. The agreement can be extended for consecutive 5-year periods and represents a combined investment of € 164 million, a figure which corresponds to the present value of instalment commitments. The amount recognised on the Group’s consolidated balance sheet at year end 2009 was € 105 million.

Finance leases also include other methane tankers for the transport of LNG, which mature between 2022 and 2032, in the amount of € 673 million at December 31, 2009 and € 659 million at December 31, 2008.

24 Trade payables and other payables

In 2009 and 2008 Repsol YPF had the following accounts payable classified under “Trade payables and other payables”:

	Millions of euros
	2009	2008
Trade payables	3,491	3,174
Obligations under finance leases (Note 23)	172	31
Tax Payables	909	847
Hedged items and derivatives on trading transactions at fair value	42	23
Other	3,004	4,123
Other payables	4,127	5,024
Income tax liabilities	409	290

TOTAL	8,027	8,488

The fair value of these current items does not differ significantly from their carrying amount.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25 Tax matters

Income tax

In view of the geographical dispersion and markedly international nature of the business activities carried on by the companies comprising the Repsol YPF Group, the Group is subject to various different tax and income tax jurisdictions.

a.	In Spain

Most of the entities resident in Spain pay income tax under the special consolidation regime. Under this regime, the companies in the Consolidated Tax Group jointly determine the Group’s taxable profit and tax charge, which is allocated among the companies in the Tax Group in accordance with the criteria established by the Spanish Accounting and Audit institute (ICAC) for the recognition and determination of the individual tax charge.

Repsol YPF, S.A. is the parent of Consolidated Tax Group 6/80, which includes all the companies resident in Spain that are directly or indirectly at least 75% owned by the parent and that meet certain requirements. This Group consisted of 48 companies in 2009, of which the main companies in terms of volume of business were as follows: Repsol YPF, S.A., Repsol Petróleo, S.A., Repsol YPF Trading y Transporte, S.A., Repsol Química, S.A., Repsol Butano, S.A., Repsol Exploracíon, S.A. and Repsol Comercial de Productos Petrolíferos, S.A.

Petróleos del Norte, S.A.(“Petronor”) is the parent of Consolidated Tax Group 02/01/B, which includes another two companies that paid income taxes under the Vizcaya Corporation Tax regulations.

Additionally, the consolidated financial statements include, through proportional consolidation, all the corporation tax items of the Gas Natural Group. This Group is also taxed for corporation tax purposes under the special consolidated tax regime in Consolidated Tax Group 59/93, of which Gas Natural SDG, S.A. is the parent. The main companies of this Tax Group, in terms of volume of business, were as follows: Gas Natural SDG, S.A., Gas Natural Castilla Léon, S.A., Gas Natural Distribución SDG, S.A, Gas Comercial Comercializadora, S.A., Gas Natural Aprovisionamientos, S.A. and Unión Fenosa Distribución, S.A.

Lastly, the other companies resident in Spain and not included in either of the aforementioned Tax Groups file individual corporation tax returns.

The Spanish companies, whether they pay tax on an individual or consolidated basis, apply the standard rate of 30%, with the exception of Repsol investigaciones Petrolíferas, S.A., which is taxed individually at a rate of 35% under the Special Oil and Gas Regime, and the Petronor Group, which pays tax at 28% under the Vizcaya Corporation Tax regulations.

b.	In Argentina

The Group companies resident in Argentina file individual tax returns at a rate of 35%.

Additionally, they calculate the minimum presumed income tax by applying the current tax rate of 1% of the computable assets at the balance sheet date, which may supplement the regular income tax. The tax obligation for each year will coincide with the higher of the two taxes. However, if the minimum presumed income tax exceeds the regular income tax, this excess can be computed as a prepayment of the amount by which the regular income tax exceeds the minimum presumed income tax in the following ten years.

c.	In the other countries

The other Group companies are taxed in each of the countries in which they operate by applying the prevailing income tax rate to their profit or loss for the year. in addition, minimum presumed income taxes supplementing the regular income tax are recognised in certain countries.

On the other side, the Group companies resident in Spain and Argentina that carry on a portion of their business activities in other countries are subject to the income tax in force in those countries on the portion of their profit or loss obtained there. This is the case of the branches of the Spanish companies that carry on oil and gas exploration and production activities in other companies (such as Libya, Algeria, Peru or Ecuador).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The (nominal) income tax rates applicable in the main jurisdictions where the Group operates are as follows:

•	Libya: 65%

•	Algeria: 38% plus the Tax on Extraordinary income (TPE)

•	Trinidad and Tobago: 35% (gas), 55% and 57.25% (oil)

•	United States: 35%

•	Brazil: 34%

•	Ecuador: 25%

•	Peru: 30%

•	Bolivia: 25%

•	Venezuela: 34% (gas) y 50% (oil)

•	The Netherlands: 25.5%

•	Portugal: 26.5%

Income tax expense for accounting purposes

The detail of the income tax expense for accounting purposes in 2009 and 2008, calculated on the basis of the criteria indicated in note 4, is as follows:

	Millions of euros
	2009
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	1,173	1,001	602	2,776
Adjustment to accounting profit:
Non-temporary differences	1,179 (1)	211	(143)	1,247
Temporary differences	(112)	(25)	(348)	(485)
Taxable profit	2,240	1,187	111 (2)	3,538
Tax charge	675	415	295	1,385
Tax credits	(618)	—	—	(618)
Current tax payable	57	415	295	767
Ajustments to current tax and foreign taxes	352	58	(6)	404

Total current income tax expense	409	473	289	1,171

Deferred tax for the year	23	10	95	128
Other adjustments to the income tax expense	(4)	(5)	(160)	(169)

Total deferred tax expense	19	5	(65)	(41)

Total income tax expense	428	478	224	1,130

(1)	Corresponds primarily to dividends received from other Group companies that are included as taxable profit for Spanish income tax purposes.
(2)	This reflects the net of taxable profits and tax loss in various tax jurisdictions.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of euros
	2008
	Spanish Companies	Argentine Companies	Other Companies	TOTAL
Accounting profit before tax	2,554	1,239	682	4,475
Adjustment to accounting profit:
Non-temporary differences	1,600	280	7	1,887
Temporary differences	(829)	(45)	159	(715)
Taxable profit	3,325	1,474	848	5,647
Tax charge	994	516	476	1,986
Tax credits	(996)	—	—	(996)
Current tax payable	(2)	516	476	990
Ajustments to current tax and foreign taxes	751	10	128	889

Total current income tax expense	749	526	604	1,879

Deferred tax for the year	(89)	39	(23)	(73)
Other adjustments to the income tax expense	209	(23)	(132)	54

Total deferred tax expense	120	16	(155)	(19)

Total income tax expense	869	542	449	1,860

The detail of the deferred tax assets and liabilities recognised in the consolidated balance sheet is as follows:

	Millions of euros
	2009	2008	Variation
Deferred tax assets:
Provisions for doubtful accounts	60	37	23
Provisions for staff costs	114	44	70
Provision for contingencies	169	167	2
Other provisions	271	329	(58)
Tax assets	780	550	230
Other deferred tax assets	627	403	224
	2,021	4,530	491
Deferred tax liabilities:
Tax incentives	(11)	(49)	38
Deferred gains	(44)	(61)	17
Difference in amortisation/depreciation	(932)	(679)	(253)
Functional currency	(683)	(704)	21
Goodwill acquired in business combinations allocated to assets (1)	(1,324)	(788)	(56)
Other deferred tax liabilities	(401)	(278)	(123)
	(3,395)	(2,559)	(836)

(1)	In 2009 the Group recognised a deferred tax liability of € 631 million to reflect the tax effect in connection with business combination of Gas Natural’s with Unión Fenosa.

The accumulated balance of deferred taxes in relation to items charged directly to equity in 2009 was € 11 million.

The Group did not recognised deferred tax assets in the amount of € 489 million and € 415 million in 2009 and 2008, respectively, corresponding mainly to tax losses carried forward and unused deductions, as these did not fulfill the criteria for registration in accordance with IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group has not recorded deferred tax liabilities in the amount of € 115 million and € 91 million, in 2009 and 2008, respectively, as it corresponds to taxable temporary differences related to investments in subsidiaries, branches and associated companies that meet the requirements established in IFRS to apply the recognition exception.

Other tax-related disclosures

Deductions taken in 2009 amount to € 618 million, arising mainly from the mechanics to avoid double taxation, both domestically and internationally, and to a lesser degree, from investments made.

Judicial and administrative decisions have been taken both in this period and in previous periods, leading to tax consequences contrary to the Group’s expectations.

Repsol YPF considers that it has acted lawfully in these matters at all times and that its actions are based on reasonable interpretations of the applicable legislation and, therefore, it has filed the appropriate appeals to defend its interests and those of its shareholders.

However, in view of the uncertainty concerning the materialisation of the existing tax contingencies, at year end the Group had recognised provisions under “Other Provisions” (see Note 20) that were considered adequate to cover those tax contingencies. The amount recorded in the balance sheet at December 31, 2009 and 2008 for this item amounted to € 473 million and € 520 million respectively. Such provision relates to the vast number of actions, none of which, individually, represents a significant percentage of such provision.

26 Joint ventures

The main joint ventures owned by the Group at December 31, 2009 in the detailed Appendix I are the following:

Companny	% of ownership
Alberto Pasqualini REFAP, S.A.	30.00%
Atlantic LNG 2/3 Company of Trinidad & Tobago	25.00%
Bahía de Bizkaia Electricidad, S.L.	25.00%
Bahía de Bizkaia Gas, S.L.	25.00%
BPRY Caribbean Ventures LLC	30.00%
Compañía Mega	38.00%
Empresas Lipigas, S.A.	45.00%
YPFB Andina, S.A. (formerly named Empresa Petrolera Andina)	48.92%
Grupo Gas Natural SDG, S.A.	30.01%
Petroquiriquire, S.A.	40.00%
Pluspetrol Energy, S.A.	45.00%
Profertil, S.A.	50.00%
Quiriquire Gas, S.A.	60.00%
Refinería del Norte, S.A. (Refinor)	50.00%
Repsol Gas Natural LNG, S.L.	50.00%
Repsol Occidental Corporation	25.00%

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The detail of the consolidated amounts included under the main headings in the consolidated financial statements as a result of the proportionate consolidation of the joint ventures at December 31, 2009 and 2008, is as follows:

	Millions of euros
	2009 (1)	2008
Current Assets	3,423	2,615
Non-Current Assets	13,435	6,471
Current Liabilities	3,424	2,773
Non-Current Liabilities	8,983	3,436
Income	8,433	9,181
Expenses	(7,572)	(8,361)

(1)	The significant fluctuation between 2008 and 2009 primarily reflects the acquisition of Unión Fenosa by the Gas Natural Group (which is in turn consolidated in the accompanying consolidated financial statements using the proportionate consolidation method) (see Note 30).

Additionally, at December 31, 2009 the Group had interests in the jointly controlled assets and operations indicated in Appendix II, as a result of which it obtains income and incurs expenses on the basis of its percentage of ownership.

27 Operating revenue and expenses

The detail of income and expenses from operations in the periods 2009 and 2008 is as follows:

	Millions of euros
	2009	2008
Revenue
Sales (1)	45,827	58,475
Services rendered and other income	1,450	1,893
Change in inventories of finished goods and work in progress inventories	94	(274)
Income from reversal of impairment losses (2)	193	57
Gains on disposal of non-current assets (3)	178	126
Allocation of subsidies on non-financial assets and other subsidies	16	18
Other operating income	1,274	1,416
	49,032	61,711

Expenses
Procurements (1)	(31,903)	(40,589)
Changes in inventories	470	(806)
Personnel expenses	(2,087)	(2,023)
Taxes other than income tax	(1,963)	(2,690)
Outside services (4)	(4,717)	(5,245)
Transport and freight costs	(976)	(1,200)
Depreciation and amortisation charge (4)	(3,620)	(3,115)
Impairment losses recognised (2)	(119)	(107)
Losses on disposal of non-current assets	(26)	(28)
Other operating expense	(847)	(888)
	(45,788)	(56,691)

(1)	Includes special taxes and other similar nature, levied on the production and/or sale of oil and gas products and that amounted to of € 6,893 million in 2009 (2008: € 6,881 million).
(2)	See Note 10.
(3)	This heading includes a gain of € 49 million arising from the sale of the Repsol YPF, S.A offices located on Paseo de la Castellana in Madrid (see Note 31).
(4)	Exploration costs amounting to € 466 million in 2009 (€ 571 million in 2008) were registered as “depreciation and amortisation charge” and “Outside services”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28 Finance income and expenses

The detail of the finance income and expenses recognised in 2009 and 2008 is as follows:

	Millions of euros
	2009	2008
Interest income	141	227
Borrowing costs	(751)	(655)
Net interest expense (including preference shares)	(610)	(428)
Due to interest rate	34	(55)
Change in fair value of financial instruments	34	(55)
Due to exchange rate	306	86
Change in fair value of financial instruments	158	33
Exchange differences	148	53
Net gains / (losses) from financial instruments exposure (1)	340	31
Impact of discounting provisions to present value	(186)	(144)
Capitalised interest (2)	122	67
Leases	(141)	(54)
Impairment and gains (losses) on disposal of financial instruments	31	—
Other income	32	3
Other expenses	(56)	(19)
Other financial expenses	(134)	(70)
FINANCIAL RESULT	(468)	(544)

(1)	This heading includes exchange gains and losses generated by the measurement and settlement of foreign-currency monetary items (see Note 4.3) as well as the gains and losses recognised as a result of the measurement and settlement of derivatives (primarily derivatives that do not qualify for hedge accounting).
(2)	Capitalised interest is recognised in the consolidated income statement under “Finance expenses”.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29 Segment reporting

The segment reporting disclosed by the Group in this section is presented in accordance with the disclosure requirements of IFRS 8 Operating segments, which has been applied by the Group for the first time in 2009.

The various operating segments into which the Group breaks down its organisational structure are the different businesses in which the Group generates revenues and incur in expenses. The aforementioned Group operating structure is based on how the Group’s decision makers analyses the main operating and financial indicators in order to make decisions about allocation of resources and to evaluate the performance.

This organisational structure that was established in 2007 is oriented to support the company’s growth projects, as well as to establish the basis for future developments. The main lines of this structure are as follows:

•	Three integrated strategic businesses:

•	Upstream, corresponding to the exploration and the development operations of crude oil and natural gas reserves, except in YPF;

•	LNG corresponding to the Liquid Natural Gas business, except in YPF; and

•	Downstream, corresponding to refining, sales activities for oil products, chemicals and LPG, except in YPF.

•	Two participations in strategic companies:

•	YPF, which includes the operations of YPF, S.A. and its group companies in all the businesses mentioned above; and

•	Gas Natural SDG, corresponding to the sales activities for natural gas and power generation.

The table below details the Repsol YPF Group’s main income statement headings broken down into the operating segments defined above:

	Millions of euros
Operating revenue	Operating revenue external		Operating revenue inter-segment		Total operating revenue
Segmentos	12/31/09	12/31/08	12/31/09	12/31/08	12/31/09	12/31/08

Upstream	2,158	3,515	830	1,399	2,988	4,914
LNG	899	1,296	129	248	1,028	1,544
Downstream	32,803	42,905	35	278	32,838	43,183
YPF	8,557	9,609	121	473	8,678	10,082
GAS NATURAL SDG	4,540	4,070	112	140	4,652	4,210
Corporation	75	316	338	423	413	739
(-) Inter-segment adjustments and eliminations of operating income (1)	—	—	(1,565)	(2,961)	(1,565)	(2,961)

TOTAL	49,032	61,711			49,032	61,711

(1)	These correspond primarily to the elimination of commercial transactions between segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of euros
Operating income
Segments	12/31/09	12/31/08
Upstream	781	2,258
LNG	(61)	125
Downstream	1,022	1,048
YPF	1,021	1,159
GAS NATURAL SDG	748	555
Corporation	(267)	(125)

Total Operating income pertaining to the reported segments	3,244	5,020

(+ / –) Results not assigned ( Financial result)	(468)	(544)
(+ / –) Other results (Share of results of companies accounted for using the equity method)	86	66
Net income from discontinued operations	12	—
NET INCOME BEFORE TAX AND AFTER RESULTS OF COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	2,874	4,542

The detail of other significant aggregates relating to each activity at December 31, 2009 and 2008 is as follows:

2009	Millions of euros
	Upstream	LNG	Downstream	YPF	Gas Natural	Corporation and Adjustments	TOTAL
Total assets (1) (2)	8,678	3,195	15,168	10,928	13,484	6,630	58,083

Investments accounted for using the equity method participation	91	302	67	34	37	—	531
Depreciation and amortisation	(859)	(100)	(676)	(1,500)	(427)	(58)	(3,620)
Investments	1,122	125	1,649	956	5,060	91	9,003
Profit (loss) from entities accounted for using the equity method	(2)	39	26	5	18	—	86

2008	Millions of euros
	Upstream	GNL	Downstream	YPF	Gas Natural	Corporation and Adjustments	TOTAL
Total assets (1) (2)	8,801	1,837	13,685	11,762	5,804	7,175	49,064

Investments accounted for using the equity method participation	49	349	78	36	13	—	525
Depreciation and amortisation	(650)	(48)	(677)	(1,465)	(224)	(51)	(3,115)
Investments	1,184	242	1,545	1,508	894	224	5,597
Profit (loss) from entities accounted for using the equity method	(31)	62	27	6	2	—	66

(1)	Includes in every segment, the amount of the investments accounted for using the equity method.
(2)	“Corporation and adjustments” column includes financial assets amounting to € 4,211 million and € 4,980 million, in 2009 and 2008, respectively.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The detail of the main aggregates by geographical area is as follows:

	Millions of euros
	Operating revenue		Operating income		Investments		Assets
	2009	2008	2009	2008	2009	2008	2009	2008
Upstream	2,988	4,914	781	2,258	1,122	1,184	8,678	8,801
North American and Brazil	614	353	63	40	435	478	3,093	3,067
North Africa	719	1,097	372	1,202	241	376	1,121	1,388
Rest of the world	1,748	2,751	346	1,016	446	330	4,464	4,345
Adjustments	(93)	(97)	—	—	—	—	—	—
LNG	1,028	1,544	(61)	125	125	242	3,195	1,837
Downstream	32,838	43,183	1,022	1,048	1,649	1,545	15,168	13,685
Europa	30,493	39,903	800	1,127	1,583	1,469	13,311	12,035
Rest of the world	3,887	5,547	222	(79)	66	76	1,857	1,650
Adjustments	(1,542)	(2,267)	—	—	—	—	—	—
YPF (1)	8,678	10,082	1,021	1,159	956	1,508	10,928	11,762
Gas Natural SDG	4,652	4,210	748	555	5,060	894	13,484	5,804
Corporation, others, and adjustments	(1,152)	(2,222)	(267)	(125)	91	224	6,630	7,175

TOTAL	49,032	61,711	3,244	5,020	9,003	5,597	58,083	49,064

(1)	The YPF figures were generated primarily in Argentina.

Also, the composition of revenue (comprising “Sales” and “Service” rendered and other income” line items in the attached consolidated income statements), by geographic area based on destination market, is as follows:

	Millions of euros
	2009	2008
Spain	24,224	28,594
European Union	4,427	6,170
OECD Countries	2,259	4,654
Other countries	16,367	20,950

TOTAL	47,277	60,368

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30 Business combinations and changes in composition of the group

Repsol YPF prepares its consolidated financial statements including the investments in all its subsidiaries, affiliated companies and joint ventures. Appendix I of the consolidated financial statements details the subsidiaries, affiliated companies and joint ventures, held directly or indirectly by Repsol YPF, S.A., which were included in the scope of consolidation during 2009 and 2008.

The main business combinations made in 2009 and 2008 are detailed below.

Acquisition of Unión Fenosa

The amounts given in this section related to Gas Natural’s acquisition of an interest in Unión Fenosa take into account the Repsol Group’s ownership interest in Gas Natural, which as of the date of these consolidated financial statements is 30.89%, except for amounts stated in percentage terms which reflect Gas Natural’s 100% stake.

At December 31, 2008, Gas Natural SDG, S.A. held a 14.7% stake in Unión Fenosa (9.9% acquired from ACS on August 5, 2008, under a share purchase agreement signed on July 30, 2008, and 4.7% acquired from Caixanova on December 12, 2008), which was classified under the heading “Financial assets available for sale”. The corresponding acquisition cost amounted to € 756 million (proportionate to Repsol Group’s interest in Gas Natural). This balance was recognised under “Financial assets available for sale” at December 31, 2008 in accordance with IAS 39 (see Note 13).

In addition, in 2008, Gas Natural arranged various Equity Swaps and a share purchase agreement with Caja Navarra entitling it to acquire, in 2009, 9.7% of the voting rights in Unión Fenosa at an average price of € 17.33 per share. These contracts were recognised at their fair value as derivatives under “Financial assets designated at fair value through profit and loss” (see Notes 13 and 19).

Under the share purchase agreement with ACS, mentioned above, the acquisition of the construction group’s remaining 35.3% shareholding in Unión Fenosa was subject to anti-trust approval. On February 26, 2009, having obtained this authorisation, Gas Natural proceeded to acquire the additional 35.3% stake for € 1,797 million (pro rata for the Repsol Group’s shareholding in Gas Natural). This transaction provided Gas Natural with 50% of the voting rights in Unión Fenosa, above the 30% threshold laid down in the Spanish Takeover Code (“OPA”), triggering a mandatory takeover bid for all outstanding shares of Unión Fenosa, S.A. it did not already own. Until conclusion of this tender offer, Gas Natural’s voting rights in Unión Fenosa were limited to 30%, entitling it to appoint 4 out of a total of 20 Directors in the Board of Directors.

This level of board representation provide Gas Natural with significant influence for accounting purposes; accordingly, from February 28, 2009, its investment in Unión Fenosa, S.A. was considered an investment in an associate and was accounted in the Gas Natural Group’s financial statements under the equity method.

The takeover tender offer was approved by the Spanish Securities Market Regulator (“CNMV” for its initials in Spanish) on March 18. On April 21, the regulator notified Gas Natural the positive outcome of the offer. Consequently, Gas Natural SDG, S.A. acquired an additional 34.8% of Unión Fenosa for € 1,771 million (pro rata for the Repsol Group’s shareholding in Gas Natural). In April 2009, Gas Natural acquired an additional 10.1% as a result of the settlement of the various equity swaps previously arranged, and an additional 0.3% as a result of settlement of a share purchase agreement executed in 2008 in the amount of € 532 million (pro rata for the Repsol Group’s shareholding in Gas Natural). All these acquisitions provided Gas Natural a total shareholding in Unión Fenosa, S.A. of 95.2% for € 4,880 million (pro rata for the Repsol Group’s shareholding in Gas Natural). Following the takeover bid, Repsol YPF’s shareholding in Gas Natural was 30.89%.

The proposed merger of Unión Fenosa, S.A. and Union Fenosa Generacion, S.A. (absorbed companies) into Gas Natural SDG, S.A. (absorbing company), via the dissolution without liquidation of the absorbed companies and the transfer in block of all their assets and liabilities to the absorbing company, was approved at the General Shareholders’ Meeting on June 26, 2009.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 1, having met all the legal deadlines and obtained all pertinent regulatory approvals, the merger was filed with the Mercantile Register (“Registro Mercantil”), taking effect on that same date. As a result of the approved exchange ratios, on which an independent expert issued a fairness opinion, Gas Natural SDG, S.A. issued 26,204,895 shares. This shares-issue was targeted exclusively at minority shareholders of Unión Fenosa. As a result of this capital increase Repsol YPF’s shareholding in Gas Natural since September 1, 2009 has been established at 30.01%.

Following completion of this acquisition process, on April 23, 2009, Gas Natural SDG, S.A. achieved a majority in the Board of Directors of Unión Fenosa, S.A. and took effective control of its financial and operational policies. However, for accounting purposes, April 30, 2009 was used as the date of effective control, since the difference between these two dates was not considered to be significant. After this date, Gas Natural’s interest in Unión Fenosa is consolidated using the full consolidation method. Gas Natural is consolidated in the financial statements of the Repsol YPF Group using the proportional integration method.

Given that Gas Natural acquired control of Unión Fenosa in several acquisitions, it has been recorded according to IFRS 3 for business combinations achieved in stages. Thus, the total cost of the combination is the sum of the costs of the individual transactions and amounts to € 4,880 million (proportionate to the Repsol Group’s interest in Gas Natural). Provisional goodwill has been calculated as the difference between the cost and the interest in the fair value of identifiable assets and liabilities as of the date of each transaction. The difference upon first-time consolidation corresponds to the sum of the goodwill calculated on each partial purchase and amounts to € 1,745 million (proportionate to the Repsol Group’s interest in Gas Natural).

The breakdown of net assets acquired as of April 30, 2009 and the corresponding goodwill is as follows (proportionate to the Repsol YPF Group’s stake in Gas Natural):

Millions of euros
Cash paid	4,860
Acquisition costs	20

Total purchase price	4,880

Fair value of the net assets acquired	3,135
Goodwill	1,745

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of euros
	Fair value	Carrying amount
Intangible assets	1,031	141
Property, plant and equipment	5,214	3,961
Non-current financial assets	439	457
Deferred tax assets	254	251
Other current assets	1,104	1,107
Cash and cash equivalents	66	66

TOTAL ASSETS	8,108	5,983

Minority interest	449	389
Non-current financial liabilities	1,719	1,999
Other non-current liabilities	545	490
Deferred tax liabilities	784	177
Other current liabilities	1,326	1,323

TOTAL LIABILITIES	4,823	4,378

Total net assets acquired	3,285	1,605
Changes until the control date	(4)
Minority interest	(146)
Fair value of net assets acquired	3,135

Total purchase price	4,880

Cash and cash equivalents acquired with the subsidiary	66
Cash used in the acquisition	4,814

From the date of its acquisition, Unión Fenosa’s contribution to the consolidated net result of the period amounted to € 119 million (proportionate amount according to Repsol Group’s interest in Gas Natural). If this acquisition had taken place on 1 January 2009, the increase in its contribution to the consolidated net turnover and the consolidated net income for the interim period would have been € 667 million and € 48 million (proportionate to Repsol Group’s stake in Gas Natural), respectively.

The recognition of this business combination is deemed provisional: at the date of these financial statements, the definitive measurement of the assets acquired and liabilities assumed has not been completed; Additionally the 12-month period from the acquisition of Unión Fenosa provided for in IFRS 3 has not yet elapsed. Independent experts have been engaged to assist with this valuation process, which have applied valuation criteria generally accepted.

As a result of the process of allocation of the purchase price and, in connection with the carrying amount of Unión Fenosa’s assets and liabilities at the date of purchase, the main assets and liabilities recognised at fair value were as follows:

•	Intangible assets: mainly related to electricity distribution licenses and gas supply contracts, and other contractual rights.

•

Property, plant and equipment corresponding to combined cycle plants, nuclear power stations, hydropower stations, thermal power stations, wind farms, electric power supply networks, deposits of coal and other facilities.

•	Deferred tax liabilities related to the revaluations mentioned above regarding the part that is not expected to be deductible.

The provisional goodwill arising from the business combination is attributed to the high return on the acquired business and to the benefits and synergies expected to arise from the acquisition and integration of Union Fenosa in Gas Natural.

Other 2009 acquisitions

In March 2009 the Group acquired Murphy Ecuador Oil Company Ltd. (currently Amodaimi-Oil Company Ltd.), which owns 20% of Block 16 in Ecuador, for € 66 million. After this transaction, the Group’s consolidated shareholding in this Block is 55%. This acquisition falls under the umbrella of agreements reached with the Government of Ecuador (see Note 2).

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008 acquisitions

On July 3, 2008, the Group acquired through Gas Natural, a 100% of the equity capital of Pitta Construzioni, S.p.A., in Italy. if the Group had consolidated the acquired business in the financial statements of the Repsol YPF Group as of January 1, 2008, its contribution to the operating revenue would have been amounted to € 1 million, while its contribution to the operating income would have not been material. The cost of this acquisition amounted to € 8 million, and a goodwill of approximately € 1 million was recognised, attributable to the high profitability and synergies expected to arise from Gas Natural operations.

31 Divestments

The following table provides a breakdown of divestments recorded in 2009 and 2008:

	Millions of euros
	2009	2008
Group companies, associated companies and business units	413	920
Property, plant and equipment and intangible assets, and investment properties	373	102
Other financial assets	307	23

TOTAL INVESTMENT DISPOSALS	1,093	1,045

Group companies, associated companies and business units

The sales of shareholdings in Group companies and associates in 2009 and 2008 are listed in Appendix I - Changes in the consolidation scope. Below is a description of the most significant disposals made by the Group during 2009 and 2008.

On July 2, 2009, Gas Natural closed the sale of the 13% of Indra Sistemas, S.A. for € 99 million. The remaining 5% shareholding has been classified as a financial asset held for sale (see Note 13). This transaction did not have any impact on the income statement because the sales price coincided with the fair value of this investment at the acquisition date of Union Fenosa. The Group’s share of profit of Indra Sistemas, S.A. was € 1.5 million (amounts pro rata for the Group’s shareholding in Gas Natural).

In December 2009, and under the framework of the disposal commitments reached with Spain’s anti-trust authorities in connection with the acquisition of Unión Fenosa, Gas Natural sold to Naturgas Group its gas distribution business in the regions of Cantabria and Murcia, along with the gas and power (residential and small and medium companies) supply business and the corresponding shared services in these same regions, as well as the high pressure distribution networks in Cantabria, the Basque Country and Asturias. These assets had been recognised as non-current assets held for sale in July 2009. The selling price was € 102 million, generating a gain of approximately € 15 million (pro rata for the Group’s shareholding in Gas Natural).

In addition, in October 2009 Gas Natural agreed the sale of its 63.8% interest in Empresa de Energía del Pacífico, S.A. (EPSA) to Colener, S.A.S., inversiones Argos and Banca de Inversión Bancacolombia, S.A. Corporación Financiera. These assets were classified as non-current assets held for sale on the date the agreement was reached. The sale was completed in December 2009 upon obtention of all the pertinent regulatory approvals. The selling price was € 207 million, generating a before-tax gain of € 3 million (pro rata for the Group’s shareholding in Gas Natural, except for the figures presented in percentage terms).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 21, 2008, Repsol YPF sold a 14.9% of the capital stock of YPF, S.A. to Petersen Energia in the amount of US$ 2,235 million, arranging a loan for the buyer in the amount of US$ 1,015 million. Collections related to this transaction amounted to US$ 1,220 million (€ 827 million). In addition, in November 2008, Petersen Energía exercised an option to buy an additional 0.10%, in the amount of US$ 13 million (€ 10 million). These sales led to a consolidated profit before taxes of € 88 million, recorded under the line “Income from reversal of impairment losses and gain on disposal of non-current assets” of the attached consolidated income statement. The main effects of this transaction in the Group’s Consolidated Balance Sheets were a € 987 million increase in “Minority interest”, and a € 292 million decrease in goodwill.

According to the terms of the sale agreement itself, Petersen Energía has an option to buy an additional 10% of YPF stock. At December 31, 2009, the Group holds 84.04% of YPF shares.

On April 30, 2008, Repsol YPF and YPFB entered into an agreement for the transfer of 1.08% of Empresa Petrolera Andina, S.A. (now named YPFB Andina, S.A.) shares in the amount of € 4 million. This agreement took full force on May 5, 2008 through the registry of the corresponding public document. The loss arising from this transaction, recorded under the “Impairment losses recognised and loses on disposal of non current assets” line in the attached consolidated income statements amounted to € 4 million. The percentage of the Group’s interest in the company after the transfer of shares is 48.92%.

As of May 1, 2008, according to the new capital structure and the management agreements of YPFB Andina, S.A., it is consolidated using the proportional integration method. The main effects on the Group’s consolidated financial statements at that date, as a result of this change in the consolidation method used, have been a € 431 million, € 259 million and € 164 million reduction in assets, minority interest and liabilities, respectively.

In September 2008, Repsol YPF sold to Primax the service stations, and lubricant and aviation activities in Ecuador managed by Repsol YPF Comercial de Ecuador, S.A. and Combustibles Industriales Oiltrader, S.A. for an amount of € 32 million.

On December 16, 2008, the Group sold its interest in Refinería de Petróleos de Manguinhos. The result of the sale was below € 1 million.

On December 19, 2008, Repsol YPF sold to the Brazilian group, AleSat Combustiveis, its fuel commercialization activities in Brazil, managed through Repsol YPF Distribuidora, consisting of a network of 327 service stations, as well as the commercial and logistic infrastructure and other complementary businesses, in the amount of € 17 million. The result generated by this operation amounted to € 14 million, recorded under “Income from reversal of impairment losses and gain on disposal of non-current assets” in the accompanying consolidated income statement. The net assets disposed of as a result of this sale amounted to € 3 million.

Property, plant and equipment, intangible assets and investment property

On July 30, 2007 Repsol YPF, S.A. entered into an agreement whereby it sold to Caja Madrid the lot where an office building is under construction in Madrid, as well as the finished works on it, for € 815 million of which € 570 million were recorded as divestments in 2007. In the same agreement Repsol YPF, S.A. undertook to continue the promotion and development of the pending construction works, with the aim of completing the cited office building. The building was officially delivered to the buyer in 2009. This delivery generated an additional disposal of € 245 million and a gain of € 49 million, recognised in “Income from reversal of impairment losses and gains on disposal of non-current assets” in the consolidated income statement.

In 2008, there were no other individual significant divestments.

Other financial assets

In 2009 Unión Fenosa sold its shareholdings in Red Eléctrica Corporación, S.A. and Isagen for € 32 million. These disposals did not have any impact on the income statement because the sales prices coincided with the fair value of these assets at the date of the acquisition of Unión Fenosa by Gas Natural. Disposals of other financial assets also include € 47 million in connection with the sale of Gas Natural’s 5% shareholding in Enagás, generating a before-tax gain of € 31 million, which was recognised as a reduction to “Adjustments for changes in value” (see Note 13) (amounts pro rata for the Group’s shareholding in Gas Natural, except for the figures presented in percentage terms).

In 2008, there were no other significant divestments,

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32 Information on related party transactions

Repsol YPF undertakes transactions with related parties under general market conditions.

For the purposes of presenting this information, the following are considered to be related parties:

a.	Major Shareholders: according to the most recent information available, the major shareholders in the company that are considered related parties of Repsol YPF are:

•	Sacyr Vallehermoso, S.A. owns 20.01% of the share capital.

•	Criteria Caixa Corp. S.A. (member of Caixa Group) holds, directly and indirectly, 14.31% of the share capital of Repsol YPF, S.A.

•	Petróleos Mexicanos (Pemex) has an ownership interest of 4.806% through its subsidiaries Pemex International España, S.A. and various financial instruments (see Note 15.1).

b.	Executives and Directors: includes members of the Board of Directors and of the Executive Committee.

c.	Group companies for the part not owned by the Group: includes transactions with Group companies or entities for the part not eliminated in the consolidation process (corresponding to the non-owned portion in the proportionately consolidated companies and transactions undertaken with companies accounted for using the equity method).

Income, expenses and other transactions recorded in 2009 with related parties were as follows:

	Millions of euros
	Major shareholders	Executives and Directors	Group companies or entities	TOTAL
EXPENSE AND INCOME:
Financial expenses	5	—	—	5
Management or cooperation agreements	—	—	1	1
Operating leases	2	—	8	10
Receipts from services	6	—	370	376
Purchase of goods (finished or in progress)	2,081	—	4,783	6,864
Other expenses	9	—	12	21

TOTAL EXPENSES	2,103	—	5,174	7,277

Financial income (1)	23	—	23	46
Management or cooperation agreements	—	—	6	6
Transfer of R&D and license agreements	—	—	1	1
Provision of services	36	—	26	62
Sale of goods (finished or in progress)	323	—	910	1,233
Other income	4	—	57	61

TOTAL INCOME	386	—	1,023	1,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of euros
	Major shareholders	Executives and Directors	Group companies or entities	TOTAL
OTHER TRANSACTIONS
Purchase of property, plant and equipment, intangible and other assets	11	—	—	11
Finance agreements: credits and capital contributions (lender) (1)	—	—	345	345
Amortisation or cancellation of loans and leases (lessor)	1	—	3	4
Disposal of property, plant and equipment, intangible or other assets	—	—	1	1
Finance agreements: credits and capital contributions (lessor) (2)	915	—	3	918
Guarantees given	151	—	—	151
Guarantees received	50	—	—	50
Commitments acquired (3)	98	—	43,750	43,848
Cancelled commitments/guarantees	(1)	—	—	(1)
Dividends and other profit distributed (4)	750	1	—	751
Other transactions (5)	2,482	—	—	2,482

(1)	See Note 33 “Information on the members of the Board of Directors and executives” for disclosure on loans granted to members of the Executive Committee. The balance of these loans is less than € 1 million.
(2)	Includes € 403 million of credit facilities with Caixa Group.
(3)	Corresponds to purchase commitments prevailing at the financial statements date, net of committed sales.
(4)	Dividend distributed to Executives and Directors was under € 1 million.
(5)	Includes short term investments in the amount of € 747 million, exchange rate hedges in the amount of € 736 million and interest rate hedges in the amount of € 806 million with the Caixa Group as counterparty.

The table below details the revenue and expense recognised in connection with related party transactions in 2008 and other related party transactions:

	Millions of euros
	Major shareholders	Executives and Directors	Group companies or entities	TOTAL
EXPENSE AND INCOME:
Financial expenses	6	—	1	7
Management or cooperation agreements	—	—	1	1
Operating leases	2	—	3	5
Receipts from services	8	—	366	374
Purchase of goods (finished or in progress)	2,109	—	5,056	7,165
Other expenses	14	—	6	20

TOTAL EXPENSES	2,139	—	5,433	7,572

Financial income (1)	10	—	30	40
Management or cooperation agreements	—	—	7	7
Provision of services	32	—	20	52
Sale of goods (finished or in progress)	466	—	1,650	2,116
Other income	5	—	47	52

TOTAL INCOME	513	—	1,754	2,267

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of euros
	Major shareholders	Executives and Directors	Group companies or entities	TOTAL
OTHER TRANSACTIONS
Purchase of property, plant and equipment, intangible and other assets	9	—	—	9
Finance agreements: credits and capital contributions (lender) (1)	59	—	376	435
Finance agreements: credits and capital contributions (lessor) (2)	521	—	2	523
Guarantees given	12	—	74	86
Guarantees received	91	—	—	91
Commitments acquired (3)	(95)	—	40,493	40,398
Dividends and other profit distributed (4)	503	—	—	503
Other transactions (5)	1,686	—	2	1,688

(1)	See Note 33 “Information on the members of the Board of Directors and executives” for disclosure on loans granted to members of the Executive Committee. The balance of these loans is less than € 1 million.
(2)	Includes credit lines of € 488 million contracted with La Caixa.
(3)	Corresponds to purchase commitments presently outstanding, net of sales commitments.
(4)	Dividends distributed to Executives and Directors amount to less than € 1 million.
(5)	Includes short-term investments of € 520 million, exchange rate hedging transactions of € 216 million and interest rate hedging transaction of € 557 million contracted with La Caixa.

The transactions performed by Repsol YPF, S.A. with its Group companies, and by the Group companies among themselves, form part of the Company’s ordinary business activities in terms of their purpose and conditions. Sales to related parties are performed in accordance with the policies described in Note 4.21

33 Information on the members of the board of directors and executives

33.1 Remuneration of directors

The remuneration received by the Executive Directors, as detailed under the paragraphs a, b and c of this Note, amount to € 6.305 million, which means 0.404% of the net income attributed to the parent company.

a.	Due to membership of the Board

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net income to its Board members each year, but this amount can only be paid once the appropriations to the legal reserve and other obligatory appropriations have been made and a dividend of at least 4% has been declared.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the system established and approved by the Nomination and Compensation Committee, the amounts of the annual remuneration earned in 2009 and 2008 by virtue of membership of each of the Group’s governing bodies are as follows:

	Euros
Governing Body	2009	2008
Board of Directors	172,287	172,287
Delegate Commitee	172,287	172,287
Audit and Control Committee	86,144	86,144
Strategy, Investment and Corporate Social Responsability Committee	43,072	43,072
Nomination and Compensation Commitee	43,072	43,072

The remuneration earned in 2009 by the members of the Board of Directors in their capacity as Board members in connection with the above-mentioned bylaw-stipulated directors’ emoluments amounted to € 4,914 million, the detail being as follows:

Remuneration of Membership to Governing Bodies

	Board	Delegate C	Audit C	Nomination C	Strategy C	TOTAL
Antonio Brufau	172,287	172,287	—	—	—	344,574
Luis Suárez de Lezo	172,287	172,287	—	—	—	344,574
Antonio Hernández-Gil	71,786	71,786	—	17,947	—	161,519
Carmelo de las Morenas	172,287	—	86,144	—	—	258,431
Henri Philippe Reichstul	172,287	172,287	—	—	—	344,574
Paulina Beato	172,287	—	86,144	—	—	258,431
Javier Echenique	172,287	172,287	86,144	—	—	430,718
Artur Carulla	172,287	114,858	—	43,072	—	330,217
Luis del Rivero	172,287	172,287	—	—	—	344,574
Juan Abelló	172,287	—	—	—	43,072	215,359
Pemex Intern. España	172,287	172,287	—	—	43,072	387,646
José Manuel Loureda	172,287	—	—	28,715	43,072	244,074
Luis Carlos Croissier	172,287	—	—	—	43,072	215,359
Isidro Fainé	172,287	172,287	—	—	—	344,574
Juan María Nin	172,287	—	—	43,072	43,072	258,431
Ángel Durández	172,287	—	86,144	—	—	258,431
María Isabel Gabarró Miquel	114,858	—	—	28,715	28,715	172,288

Additionally, the following should be noted:

•	The members of the parent’s Board of Directors have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

•

No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the parent’s Board of Directors, except in the case of the Executive Chairman, and of the General Counsel, who, as Executive Directors, are subject to the commitments set forth in their respective service agreements, which consider defined contribution systems.

b.	Due to the holding of executive posts and the discharge of executive duties

The annual monetary fixed and variable remuneration and in kind (housing and miscellanea) received in 2009 by the members of the Board of Directors who, during that period had employment relationships or had performed executive tasks at the Group, have amounted to a total € 3.969 million, of which € 2.625 was earned by Mr. Antonio Brufau and € 1.344 million by Mr. Luís Suárez de Lezo.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the multi-annual variable compensation paid to Mr. Antonio Brufau, determined on the basis of the level of success with respect to the objectives of the Medium-term Incentives Program for senior management personnel corresponding to the 2009 period, totalled € 0.988 million. The multi-annual variable compensation paid to Mr. Luis Suárez de Lezo under said program totaled € 0.222 million.

These figures do not include the amounts reflected in the following paragraph e).

c.	Due to membership to the Boards of Directors of affiliates

The remuneration earned in 2009 by the members of the parent’s Board of Directors in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to € 0.437 million, the detail being as follows:

	Euros
	YPF	Gas Natural	CLH	TOTAL
Antonio Brufau	67,738	265,650	—	333,388
Luis Suárez de Lezo	67,917	—	35,869	103,786

d.	Due to third-party liability insurance premiums

The members of the Board of Directors are covered by the same third-party liability insurance policy as that covering all the directors and senior management personnel of the Repsol YPF Group.

e.	Due to life insurance and retirement policies, contributions to pension plans and long-service bonuses

The cost of the retirement, disability and death insurance policies and the contributions to pension plans and long-service bonuses including, if applicable, the related payments on account, incurred by the Company on behalf of the members of the Board of Directors with executive functions at the Group amounted to € 2.747 million in 2009. Of this amount, € 2.468 million correspond to Mr. Antonio Brufau and € 0.279 million to Mr. Luís Suárez de Lezo.

f.	Incentives

Directors not holding executive positions at the Company have not been paid multi-annual variable compensation.

33.2 Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2009.

33.3 Transactions with directors

Following is a disclosure of the transactions performed with directors, as required by Law 26/2003, of July 17, which amended Securities Market Law 24/1988, of July 28, and the Joint Stock Companies Act, in order to reinforce the transparency of listed corporations.

Except for the remuneration earned, the dividends received from the shares held by them and, in the case of institutional outside directors, the transactions described in Note 32 (“Information on Related Party Transactions – Significant Shareholders”), the directors of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

Except as detailed in Appendix III, none of the directors have ownership interests or hold positions in companies engaging in an activity that is identical, similar or complementary to the activity constituting the corporate purpose of Repsol YPF, and none of them have performed, as independent professionals or as employees, activities that are identical, similar or complementary to the activity that constitutes the corporate purpose of Repsol YPF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33.4 Remuneration of executives

a.	Scope

For reporting purposes, in this section Repsol YPF deems “executives” to be the members of the Repsol YPF Group’s Executive Committee. This consideration, made purely for reporting purposes herein, neither substitutes nor implies an interpretation of other “Top Management” or similar concepts applicable to the Company under prevailing legislation (such as Royal Decree 1382/1985), nor does it have the effect of creating, recognising, amending or extinguishing any existing legal or contractual rights or obligations.

The information included in this Note relates to the nine persons who have been members of the Executive Committee of the Group in 2009, excluding, unless stated otherwise, those who are also members of the Parent Company Board of Directors, since the information relating to them is disclosed in the paragraph 1) of this Note.

b.	Wages and salaries

Executives receive fixed and variable remuneration. The latter consists of an annual bonus calculated as a given percentage of the fixed remuneration earned on the basis of the degree to which certain targets are met and, where appropriate, the payment relating to the multi-annual incentive plan.

The total remuneration earned in 2009 by executives who form or formed part of the Executive Committee, during the period in which they belonged to the Committee, amounted to € 12.652 million, the detail being as follows:

Millions of euros
Description
Salary	5.590
Attendance fees	0.390
Variable remuneration	5.769
Compensation in kind	0.903

c.	Executive welfare plan and long service bonus

In 2009, the contributions made by the Group to its executives in both instruments amounted to € 1.419 million.

d.	Pension fund and insurance premiums

The contributions made by the Group in 2009 to the hybrid defined contribution pension plans for executives adapted to the Pension Plans and Funds Law (see Note 4.16 and Note 21) plus the life and accident insurance premiums paid totaled € 0.493 million (this amount is included in the disclosures reported in section b) above).

Executives are covered by the same civil liability insurance policy as that covering all the directors and senior management personnel of the Repsol YPF Group.

e.	Advances and loans

At December 31, 2009, the Company had granted loans to its executives amounting to € 0.272 million, which earned average interest of 3.062%. All these loans were granted before 2003.

33.5 Indemnity payments to executives

In 2009 Repsol YPF paid € 9 million of indemnity payments to Company executives in connection with the termination of the contract and non-compete agreements.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33.6 Transactions with executives

Except for the information disclosed in sections 4 and 5 of this Note and the dividends pertaining to the shares of the Company held by them, the executives of Repsol YPF did not perform any material related-party transactions with the Company or Repsol YPF Group companies outside of ordinary business or under conditions other than market conditions.

In addition, the executives to which this Note is referred (see Note 33.4.a) have, in their respective contracts, the right to receive a compensation in the event of termination of relationship with the company, provided that the termination was not due to a breach of obligations of the such management member, due to retirement, handicap or the employee’s voluntary withdrawal not founded in some of the compensable assumptions gathered in the mentioned contracts.

Said compensations shall be recognised as a provision and a personnel expense only when the termination of the relationship between the executive and the Group is due to a reason that entitled him or her to such perception. The Group has a collective insurance policy contracted which aims to guarantee the payment of such compensations to the executives to which this Note is referred (see Note 33.4.a), including the General Counsel Director.

34 Headcount

At December 31, 2009, the Group had 41,014 employees and the average headcount in 2009 was 39,815 employees. The total headcount at 2009 and 2008 year end, by professional category, was as follows:

NUMBER OF EMPLOYEES
	2009	2008
Men	30,326	26,980
Women	10,688	9,558

	41,014	36,538

NUMBER OF EMPLOYEES
	2009	2008
Managers	637	354
Senior line personnel	3,324	2,423
Other line personnel	16,423	15,822
Clerical staff, manual workers, messengers, etc	20,630	17,939

	41,014	36,538

The increase in headcount, from 2009 to 2008, primarily corresponds to Unión Fenosa employees, incorporated into Repsol YPF Group through the business combination with Gas Natural (see Note 30).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35 Contingent liabilities and obligations

Guarantees

At December 31, 2009 the companies of the Repsol YPF Group have granted the following guarantees to third parties or to Group companies whose assets, liabilities and results are not incorporated to the consolidated financial statements (companies consolidated in the proportion not owned by the Group and companies consolidated under the equity method). The most significant guarantees are outlined below:

•	The Group provided guarantees for the financing activities of the Central Dock Sud, S.A. amounting to € 14 million.

•	The Group provided guarantees for the financing activities of Atlantic LNG Company of T&T, in which the Group has a 20% stake, amounting to € 31 million.

•

The Group provided guarantees for its stake in Oleoducto de Crudos Pesados de Ecuador, S.A. (OCP) which covers construction, abandonment of construction, and the environmental risks related to this operation, amounting, approximately, € 10 million together with the operative risks of approximately, € 10 million. The Group has pledged all its shares in OCP.

•	The Group has provided guarantees for the financing activities to Petersen Group related to the acquisition of a shareholding in YPF in the amount of € 74 million.

•

Repsol YPF has executed certain support and guarantee contracts in connection with the financing agreements for Perú LNG, S.R.L., a project finance company set up to build and operate a gas liquefaction facility, including a marine loading dock in Pampa Melchorita in Peru, and a gas pipeline, slated for start-up in 2010. Repsol YPF holds a 20% shareholding in Perú LNG S.R.L. which is accounted for under the equity method. Repsol YPF has extended certain termination and price guarantees that cover any differences between the natural gas purchase price and the price at which this company sells LNG. These guarantees have been extended jointly with the other project shareholders, each in proportion to its share of the project financing incurred; in the case of Repsol YPF the total estimated pro rata balance is US$ 450 million (€ 312 million).

•

The Group has also provided guarantees in connection with the sale of two contracts of Offshore Drilling Services, guaranteeing Maerks Oil Brasil Ltd and Petrobras Brasil amounts of approximately € 57 million and € 43 million, respectively. In both cases, corporate guarantees were received from the parent companies of these companies. The Petrobras cession contract expired on September 23, 2009; however, Stena Drillmax, the guarantee beneficiary, has claimed US$ 20 million against the Group (€ 14 million) in its capacity as counter-guarantor.

In addition, Repsol YPF grants other classes of guarantees and indemnity commitments, primarily, specific indemnity commitments in connection with sales in the ordinary course of its operations. The Group does not believe that these off-balance sheet agreements will have a significant impact in the future on the accompanying consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual commitments

At December 31, 2009, the main long-term purchase, sale or investment commitments of the Repsol YPF Group were as follows:

	Millions of euros
Commitments	2010	2011	2012	2013	2014	Subsequent years	TOTAL
Operating leases (1)
Transport - Time Charter (2)	154	98	80	51	49	765	1,197
Operating leases (3)	206	193	172	149	110	846	1,676
Purchase commitments	3,660	4,192	4,744	5,079	4,731	62,679	85,085
Crude Oil and others	795	275	255	197	133	484	2,139
Natural gas (4)	2,865	3,917	4,489	4,882	4,598	62,195	82,946
Investment commitments (5)	1,249	666	403	231	109	4,064	6,722
Service commitments	1,130	464	352	248	246	1,556	3,996
Transport commitments (6)	129	113	114	91	89	547	1,083
Total financial borrowings	3,559	2,630	1,772	2,789	3,027	3,382	17,159
Preference shares	70	57	57	233	55	3,504	3,976
Other liabilities recognised in the balance sheet	8,074	202	210	209	209	4,318	13,222

TOTAL	18,231	8,615	7,904	9,080	8,625	81,661	134,116

Note: The commitments detailed in the foregoing table are commercial agreements in which fixed total amounts are not stipulated. These commitments were quantified using Repsol YPF’s best estimates.

(1)	Operating lease expenses recognised in 2009 and 2008 amounted to € 522 and 471 million, respectively.
(2)	Repsol YPF has currently chartered 39 tankers under “time charter” arrangements (four of which through its subsidiary Gas Natural SDG, S.A.) for the transport of crude oil, petroleum products and liquid natural gas. These charter agreements finalise between 2009 and 2012. The payments in connection with the rent of these tankers for 2010 amount to € 119 million. Additionally, this heading includes the operating lease portion of the charter contracts for the tankers acquired under finance lease agreements in the amount of € 35 million.
(3)	Corresponds primarily to service station leases in the amount of € 837 million.
(4)	Mainly includes the corresponding portion of the Repsol YPF Group of the Gas Natural Group’s long-term natural gas purchase commitments by an amount of € 18,581 million, and commitments of the Repsol YPF Group to purchase gas from Trinidad and Tobago amounting to € 14,007 million and from Peru amounting to € 39,578 million.
(5)	This amount includes commitments for long-term transportation acquired by the Repsol YPF Group mainly € 1,334 million for the future delivery of 4 ships for LNG transportation in Peru.
(6)	Includes € 500 million relating to the agreement executed by Repsol YPF Ecuador, S.A. on January 30, 2001, with Oleoducto de Crudos Pesados (OCP) Ecuador, S.A., owner of a heavy crude oil pipeline in Ecuador, pursuant to which it undertook to transport the quantity of 100,000 barrels/day of crude oil (36.5 million of barrels/year) for a 15 years term, from the date of the setting up, September 2003, at a variable floating rate determined by the contract.

	Millions of euros
Sales	2010	2011	2012	2013	2014	Subsequent years	total
Committed sales	5,838	4,387	4,459	4,572	4,678	38,847	62,781
Crude oil and other	2,764	1,434	1,193	1,198	1,167	6,995	14,751
Natural gas (1)	3,074	2,953	3,266	3,374	3,511	31,852	48,030
Transport commitments	22	22	22	22	22	52	162
Service commitments	321	280	306	259	208	1,633	3,007
Leases (2)	96	60	58	47	47	50	358

TOTAL	6,277	4,749	4,845	4,900	4,955	40,582	66,308

(1)	Primarily includes natural gas sale commitments in Mexico (€ 22,879 million), Argentina (€ 8,929 million), Trinidad and Tobago (€ 4,481 million) and Spain (€ 3,987 million) and the Repsol YPF Group’s pro rata share of the long-term natural gas sale commitments entered into by the Gas Natural Group in the amount of € 5,300 million.
(2)	Corresponds primarily to facilities for the storage of oil and other products (€ 168 million), fibre optic assets (€ 52 million) and gas storage facilities (€ 35 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingencies

The Repsol YPF Group considers that there are currently no lawsuits, disputes, or criminal, civil, administrative or arbitration proceedings involving the companies in its Group which, on account of their amount, may have or have had in the past significant effects on the financial position or profitability of the Repsol YPF Group considered as a whole.

However, some of the companies comprising the Group are parties in judicial and arbitration proceedings. The following is a summary of the most significant proceedings, as well as their current status at the closing date of the financial statements.

At December 31, 2009, Repsol YPF’s consolidated balance sheet included a litigation provision amounting to € 439 million (excluding tax risk provisions described in Note 24 “Tax matters - Other tax-related disclosures”).

United States of America

The following is a brief description of certain environmental and other liabilities related to YPF Holdings, Inc. (“YPF Holdings”), a subsidiary of YPF incorporated in Delaware (USA).

In connection with the sale of Maxus Energy Corporation’s (“Maxus”) former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to a subsidiary of Occidental Petroleum Corporation (“Occidental”), Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. In 1995, YPF acquired Maxus and in 1999, Repsol YPF acquired YPF.

As of December 31, 2009, YPF Holdings’ reserves for environmental and other contingencies, including litigation, totaled approximately €97 million. YPF Holdings management believes it has adequately reserved for these and other contingencies that are probable and can be reasonably estimated based on information as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. it is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions, or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are substantial based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra Solutions Inc. may have to incur substantial costs that may be material, in addition to the reserves already taken.

In the following discussion of the key litigation proceedings underway in the US, references to YPF Holdings include, as appropriate, references to Maxus and Tierra Solutions Inc. (“Tierra”), a subsidiary of YPF Holdings, which has assumed certain of Maxus’ environmental obligations.

Passaic River/Newark Bay, New Jersey. Chemicals formerly operated an agricultural chemicals plant in Newark, New Jersey. This facility has been the subject of numerous claims of environmental contamination and other damages alleged to result from operations at the facility, at the plant site and surrounding property, including the adjacent water bodies, the Passaic River and Newark Bay. As a result of these claims, Occidental, as the successor to Chemicals, has entered into various agreements with the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”), and third parties also alleged to have contributed contamination to the affected properties. These agreements include a 1990 consent order related to the remedy for the plant facility, a 1994 agreement under which Tierra conducted studies on behalf of Occidental in the lower six miles of the Passaic River, a 2004 agreement under which Tierra is presently conducting studies in Newark Bay, and a 2007 agreement under which Tierra and over seventy other parties are presently conducting studies in the lower seventeen miles of the Passaic River. In addition, Tierra (on behalf of Occidental) is currently carrying out separate studies to determine the degree of sediment contamination and the possible remedies, if necessary, in relation to certain portions of the Hackensack River and the Arthur Kill and Kill van Kull.

In 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action to extensive dredging and capping, and are described by EPA as involving proven technologies that could be carried out in the near term. The total remediation costs,

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to be split among the more than 300 entities, including Maxus, which could end up being involved in the Passaic River lawsuit, could range (depending on the actions and measures taken) from zero (if no action is taken) to actions which could amount to approximately € 1,500 million. Tierra, together with other parties involved in Passaic River issues, submitted comments on the FFS to EPA, which has elected to perform further investigation and states that a revised remedy proposal will be issued sometime in 2010. Tierra plans to respond to any revised proposal as may be appropriate at that time.

In June 2008, Occidental and Tierra entered an agreement with EPA, under which Tierra will undertake the removal of sediment from a portion of the Passaic River in the vicinity of the former Newark facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, in two phases, and is expected to cost approximately US$80 million (€56 million), of which US$22 million (€15 million) has been paid into a trust account to fund the work. During the removal work, certain contaminants not produced at Chemicals’ former facility will also be removed; YPF Holdings may seek cost recovery from the parties responsible for such contaminants, but is unable at this time to predict the success of a cost recovery action.

In December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, seeking damages in connection with the contamination allegedly emanating from the Newark facility and allegedly contaminating the Passaic River, Newark Bay, and other nearby water bodies and properties (the Passaic River/Newark Bay litigation). The plaintiffs have represented in court that this litigation should not be preempted by the remedial studies and activities taking place under EPA oversight because they are not seeking remediation, only damages. The defendants have made responsive pleadings, and in February 2009, third-party claims were filed against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility for the conditions of the allegedly affected properties.

As of December 31, 2009, YPF Holdings has reserved its best estimation with the available information in connection with the foregoing matters concerning Newark. However, it is possible that other works, including interim remedial measures, may be ordered, or that additional claims may be brought.

Hudson and Essex Counties, New Jersey. Until 1972, Chemicals operated a chromite ore processing facility in Kearny, New Jersey. Tierra, on behalf of Occidental, is conducting remedial work on this facility and surrounding properties where chromite ore processing residue (“COPR”) from the facility is believed to have become located, pursuant to an agreed consent order with the DEP. Tierra has provided financial assurance in the amount of US$20 million (€14 million) in connection with such work.

In May 2005, the DEP issued a directive to Maxus, Occidental, and two other chromium manufacturers directing them to arrange for the cleanup of COPR at three sites in Jersey City, New Jersey, and for the conduct of a study by paying the DEP a total of US$ 20 million (€14 million). The DEP also filed a lawsuit (the Hudson County, New Jersey litigation) against the above parties seeking cleanup of COPR from various sites not addressed in the consent order described above, recovery of past costs, and treble damages. The parties have reached a tentative agreement to settle both matters, under which Tierra will pay US$ 5 million (€3 million) and will remediate three sites at an estimated cost of US$ 2 million (€1 million).

As of December 31, 2009, YPF Holdings has reserved its best estimation with the available information in connection with the foregoing matters. However, it is possible that additional factors, including a change of chromium cleanup standards presently under review in New Jersey, could result in YPF Holdings incurring material costs in addition to the amount currently reserved.

Other Former Plant Sites and Third Party Sites. Tierra and Maxus are participating, on behalf of Occidental, in environmental response and remediation activities at a variety of lesser sites, including Chemicals’ former Painesville, Ohio site at which remediation is nearing completion, some smaller manufacturing facilities which Chemicals once owned or had an interest in, and waste disposal sites where Chemicals and other parties are alleged to have contributed waste materials.

Occidental vs. Maxus (Dallas Litigation). in 2002, Occidental sued Maxus and Tierra in a state court in Dallas, Texas, seeking a declaration that under the agreement by which Maxus sold Chemicals to Occidental in 1986, Maxus and Tierra have an obligation to defend and indemnify Occidental from certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM). Tierra was dismissed as a party, but at trial in 2006, Maxus was found to be liable to indemnify Occidental for these claims. This decision was affirmed by the appellate courts, and Maxus will be required to reimburse Occidental for damages in connection with these claims. Maxus has reimbursed Occidental for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the majority of these damages and has reserved for the remaining claims while resolving the final amounts with Occidental. Although this judgment does contain declaratory relief that Maxus must indemnify Occidental for certain types of future claims, YPF Holdings does not believe that these claims will be material to the financial condition of the company.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on its financial condition. YPF Holdings has established reserves for legal contingencies where a loss is probable and can be reasonably estimated.

Argentina

Liabilities and contingencies assumed by the Argentine State. The Privatization Law provides that the Argentine State shall be responsible for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of its predecessor (Yacimientos Petroliferos Fiscales, Sociedad del Estado) as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity. YPF is required to keep the Argentine government apprised of any claim against it arising from the obligations assumed by the Argentine government.

Argentine National Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia –“CNDC”) - Liquified Petroleum Gas Market.- Resolution No. 189/99 from the former Department of industry, Commerce and Mining of Argentina imposed on YPF a fine based on the interpretation that YPF had purportedly abused its dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. Additionally, the CNDC commenced an investigation in order to prove, among other things, whether the penalized behaviour for the period from 1993 through 1997, already settled, continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged YPF with abuse of dominant market position during this period. YPF has unsuccessfully appealed in several courts this decision. On December 22, 2009, the 4th Court of Appeals rejected one of the outstanding appeals filed by YPF, in which YPF had asserted a statute of limitations defense. YPF has filed an extraordinary appeal which is currently pending.

On December 21, 2009, YPF filed a preferential appeal before the CNDC, asserting a new statute of limitations defense.

Natural gas market. As a result of the restrictions on natural gas exports since 2004, YPF had been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by its contracts with export customers. YPF has taken steps to appeal the Program of Rationalisation of Gas Exports and the Use of Transportation Capacity, as well as the Permanent Additional injection and the Additional Injection Requirements, as it believes that they are arbitrary and illegitimate, and has informed its customers that such measures constitute an event of force majeure which releases YPF from any responsibility and/or penalty deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements.

A number of YPF’s customers, including Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., have rejected YPF’s interpretation and have claimed damages and/or penalties for breach of supply undertakings, while at the same time reserving their rights to file additional claims in the future. Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. have announced the formal commencement of the negotiation period prior to starting arbitration proceedings. These companies have claimed damages through September 2007, for an amount of US$ 93 million (€65 million). YPF has opposed such claims. To date, YPF has not been informed of any arbitration proceedings initiated by Electroandina S.A. and/or Empresa Eléctrica del Norte Grande S.A.

In addition, AES Uruguaiana Empreendimentos S.A. (“AESU”), has claimed damages in a total amount of US$ 28 million (€19 million) for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of US$ 3 million (€2 million) for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. YPF has contested both of these claims. By letter dated on March 20, 2009, AESU notified YPF that it was terminating the related contract unilaterally.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 6, 2009, YPF was notified by the international Chamber of Commerce (“ICC”) of an arbitration brought by AESU and Companhia de Gás do Estado do Río Grande do Sul (“Sulgás”) against YPF claiming damages in an approximate amount of US$ 1,052 million (€730 million), which includes the amount referred to above, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s damages assessment is far beyond any reasonable assessment, since it exceeds six-fold the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract, as set forth in the contract entered into in 1998. In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts. YPF’s management considers that the claim brought by AESU is likely to be unsuccessful.

Furthermore, on April 6, 2009 YPF registered at the ICC a request for arbitration against AESU, Sulgás and Transportadora de Gas del Mercosur S.A. (“TGM”), seeking an award from the Arbitral Tribunal which states, among other things, that AESU and Sulgás have repudiated and unilaterally and illegally terminated the natural gas export contract entered into in September 1998 and declaring AESU and Sulgás liable for any damages suffered by the parties because of such termination, including but not limited to the damages resulting from the termination of the natural gas transportation contracts associated with the natural gas export contract.

With respect to the termination of the natural gas transportation contracts associated with this natural gas export contract, YPF was notified by the ICC of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments for an approximate amount of US$ 10 million (€ 7 million) plus interests, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM. YPF has requested the joinder of these two proceedings. On July 10, 2009, TGM increased its claim up to US$ 17 million (€ 12 million) and claimed an additional US$ 366 million (€ 254 million) in alleged loss of profits. YPF considers that these claims will be unsuccessful.

Litigation with Transportadora de Gas del Norte S.A. (“TGN”). On January 8, 2009, YPF filed a complaint against TNG with the Argentine Natural Gas Regulatory Authority (“ENARGAS”), seeking the termination of the natural gas transportation contract with TGN for the transport of natural gas in connection with the natural gas export contract entered with AESU and other parties. The request is based on (i) the termination of the referred natural gas export contract and the legal impossibility to assign the transportation contract to other shippers because of certain changes in law in effect since the year 2002; (ii) TGN’s legal impossibility to render the transportation service on a firm basis because of certain changes in law in effect since the year 2004; and (iii) the “statutory hardship” exemption available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

Compañía Mega S.A. Compañía Mega S.A. has also claimed compensation from YPF for failure to deliver natural gas under the relevant contract. YPF invoked that natural gas deliveries to Compañía Mega S.A. pursuant to the contract were affected by decisions made by the Argentine government.

CNDC investigation. On November 17, 2003, within the framework of an official investigation pursuant to Article 29 of the Antitrust Act, the CNDC issued a request for explanations from a group of approximately 30 natural gas production companies, including YPF, with respect, among other things, to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) gas imports from Bolivia, in particular (a) an expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. In January 2006, YPF received a notification of the CNDC ordering that preliminary proceedings be undertaken. YPF contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations. On January 15, 2007, the CNDC charged YPF and eight other producers with violations of Law 25,156. YPF presented evidence for its defense. In June 2007, without acknowledging any conduct in violation of the Antitrust Act, YPF filed with the CNDC a commitment according to Article 36 of the Antitrust Act in which YPF committed not to include the challenged clauses in future sales contracts of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

natural gas and requested that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. YPF is still awaiting a formal response. On December 14, 2007, the CNDC elevated the investigation to the Court of Appeals after YPF filed an appeal against the decision which rejected its statute of limitations defense.

YPF is also currently subject to an antitrust proceeding concerning alleged price discrimination practices in the sale of fuel.

La Plata refinery environmental disputes. Since 1999 several claims have been brought for ecological and environmental damages in relation to La Plata refinery, seeking compensation for both collective and individual damages (health, psychological damages, moral damages, property devaluation), as a consequence of environmental pollution purportedly caused by the operation of such refinery, and the remediation of alleged environmental damages in the west water canal to the refinery. These claims likewise demand the undertaking of various works by YPF, the installation of equipment and technology, and the specific performance by YPF of work necessary to stop any environmental damage. YPF believes that, due to the indemnity provided by Law No. 24,145, YPF shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before its privatisation) from the Argentine government. To the extent some of these claims partially overlap, YPF believes that they will need to be partially consolidated.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF Internacional S.A. (“EDF”). In July 2002, EDF initiated an international arbitration proceeding under the Arbitration Regulations of the international Chamber of Commerce against YPF, among others, seeking damages from YPF under the Stock Purchase Agreement dated March 30, 2001 which entitled EDF to an adjustment in the purchase price due to changes in the exchange rate of the Argentine peso prior to December 31, 2001. The arbitration decision of October 22, 2007 upheld EDF’s claim; nonetheless, it also accepted the counterclaim filed by YPF. The amount payable by YPF should the resulting award become final is US$28.9 million (€20 million). However, YPF has challenged the award by filing an extraordinary appeal before the Argentine Supreme Court and an appeal before the Argentine Federal Court of Appeals on Commercial Matters. in April 2008, the Argentine Federal Court of Appeals on Commercial Matters suspended the effects of the arbitral award pending its appeal. However, EDF has filed a claim before the District Court of the State of Delaware, USA, seeking to enforce the arbitration award. YPF has opposed to this claim. While this claim was rejected by the first instance court, the U.S. Court of Appeals partially overturned such decision and ordered that proceedings be suspended until the appeals for annulment filed in Argentina have concluded, as YPF had requested. in addition, YPF has been notified of an action filed by EDF in Paris, France, also seeking enforcement of the award. On December 9, 2009, the Argentine Federal Court of Appeals on Commercial Matters handed down a judgment on the parties’ appeals in which it annulled the arbitration decision that condemned YPF to pay compensation for damages to EDF. It likewise annulled the decision which condemned EDF to pay compensation to YPF. On February 8, 2010, YPF was notified that EDF has filed an extraordinary appeal against the aforementioned court’s judgment.

Northwest basin reserves review. The effectiveness of natural gas export authorizations (related to production in the Northwest basin) granted to YPF pursuant to Resolutions SE Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by YPF in the Northwest basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for YPF. YPF has submitted to the Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”). These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación, Edelnor and Electroandina, involving volumes of 900,000 m3/day, 600,000 m3/day and 175,000 m3/day, respectively. YPF has not yet received a response from the Argentine Secretariat of Energy. The file is currently awaiting decision from the Argentine Secretariat of Energy. If the Argentine Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the related export contracts.

On August 11, 2006, YPF received Note SE No. 1009 (the “Note”) from the Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Northwest basin, in relation to the export authorization granted by Resolution SE No. 169/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

between YPF and Gas Atacama Generación for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization was to be reduced to 20%, affecting the export contract. YPF filed an answer to the Note on September 15, 2006 stating YPF’s allegations and defenses. YPF and Gas Atacama have reached an agreement pursuant to which the export contract was substantially amended.

Patagonian Association of Landowners (ASSUPA). In August 2003, ASSUPA filed suit against several concession holders of the operation and permit holders of the exploration of the Neuquén River Basin, including YPF, requesting that they be ordered to remedy the collective environmental damage supposedly caused and to take the necessary measures to avoid environmental damage in the future. The amount claimed is US$548 million (€380 million). YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and ASSUPA had to file a supplementary complaint. YPF requested that the claim be rejected because the defects of the demand indicated by the Argentine Supreme Court had not been corrected but such request was denied. However, YPF has also requested that the claim be rejected for other reasons, and has impleaded the National Government, due to its obligation to indemnify YPF against any liability and hold YPF harmless for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree 546/1993. On August 26, 2008, the Argentine Supreme Court ruled that the plaintiff had rectified the defects of the demand. In compliance with a ruling of January 23, 2009 certain Argentine provinces, the Argentine State and the Argentine Federal Council for the Environment were impleaded. The proceeding has been deferred until such third parties appear before court.

Dock Sud environmental claims. Residents of the Dock Sud area filed environmental claims against multiple respondents (up to 44) including YPF, the National Government, the Province of Buenos Aires, the Autonomous City of Buenos Aires and fourteen municipalities, seeking individual damage to their health and to their property, environmental remediation in the Dock Sud area and the indemnification of the environmental collective damage produced in the Matanza Riachuelo basin. On July 8, 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) will be in charge of performing a remediation plan as well as of taking preventive measures in the area, while the National Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires shall be responsible for ensuring that such actions are taken. The Supreme Court will have to determine whether and how much liability is to be borne by the parties involved.

Additionally, another group of residents of the Dock Sud area, have filed two other environmental lawsuits, one of which does not involve YPF, requesting that several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities, remediate and, alternatively, indemnify the collective environmental damage of the Dock Sud area and any individual damage that has been suffered. YPF has the right of indemnity by the Argentine government for events and claims prior to January 1, 1991, pursuant to Law No. 22,145 and Decree No. 546/1993.

Quilmes environmental claims. Citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of Ps.47 million (€9 million) as compensation for alleged personal damages, plus interest. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud. The leaked fuel became perceptible in 2002, resulting in remediation that is now being performed by YPF in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has notified the Argentine government that it will implead the government when YPF answers the complaint in order to request that it indemnify YPF against any liability and hold YPF harmless in connection with this lawsuit, as provided by Law No. 24,145. The Argentine government has denied any responsibility to indemnify YPF for this matter, and YPF has sued the Argentine government to obtain a judicial award that annuls this decision. There are 30 other judicial claims that have been brought against YPF based on similar allegations, amounting to approximately Ps.5 million (€1 million).

Note number 245/08 issued by the Under-Secretariat of Mining and Hydrocarbons for the Province of Río Negro.- On May 15, 2008, YPF was notified of Resolution 433/08 concerning compliance with certain obligations of YPF as exploitation concessionaire in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all located in Rio Negro Province. This resolution asserts that YPF, among others, in its capacity as a concessionaire, are liable for failing to meet certain concession and environmental obligations. If found liable, YPF could be at risk of termination of these concession contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In light of the above, and consistent with provisions of the Hydrocarbons Law, YPF was requested to submit a response.

Since the Hydrocarbons Law grants the concessionaire the right, prior to termination of the concession, to cure any breach of the concession obligations within a certain period of time after receiving notice thereof, on May 29, 2008, YPF filed a request for nullification of Resolution 433/08 (“MP”), since this resolution failed to grant YPF such right. Additionally, YPF submitted a response denying the charges against it and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF filed a writ requesting the production of certain evidence and the appointment of YPF’s technical expert. YPF has challenged certain aspects related to the production of evidence. On December 1, 2009, the relevant informative evidence was presented, while certain issues related to the evidence raised by YPF are still pending resolution.

Claim filed against Repsol YPF and YPF by the Union of Consumers and Users. The plaintiff claims the reimbursement of all the amounts allegedly charged in excess of the consumers of packaged LPG in the 1993-2001 period, corresponding to a surcharge for the afore mentioned product. With respect to the period from 1993 to 1997, the claim is based on the fine imposed on YPF by the Secretariat of Industry and Commerce through its resolution of March 19, 1999. It should be noted that Repsol YPF has never participated in the LGP market in Argentina and that the fine for abusing a dominant position was imposed on YPF. In addition, YPF has alleged that charges are barred by the applicable statute of limitations. Hearings have commenced and are in process. The claim amounts to Ps.91 million (€17 million) for the 1993-1997 period. Adding interests, this amount would increase to Ps.298 million (€55 million), to which the amount corresponding to the 1997-2001 period should be added, as well as accrued interest and expenses.

Ecuador

On June 9, 2008 the companies comprising the Block 16 consortium, including Repsol YPF Ecuador S.A., the operator of the block, brought four claims before the International Center for Settlement of Investment Disputes (ICSID) against Empresa Estatal Petróleos del Ecuador (PetroEcuador) in connection, inter alia, with controversies regarding the applicability of certain adjustments to the participation calculation. On August 20, 2008, a settlement agreement was reached and an “Acta de Compensación de Cuentas” was signed by PetroEcuador and Repsol YPF Ecuador S.A., whereby reciprocal outstanding credits and outstanding oil barrels debts for Block 16 and for Campo Unificado Bogi-Capirón were offset. By means of the execution of the “Acta de Compensación de Cuentas,” three of the four claims brought before the ICSID were settled.

The remaining claim, concerning Law 2006-42, relates to the application of the new minimum tax of 50% on extraordinary profits. Notwithstanding the international arbitration process and the injunction requests brought by Repsol YPF Ecuador S.A., the Government of Ecuador brought forward a coercive process, instigated by PetroEcuador, demanding payment in respect of extraordinary profits generated between April 2006 and March 2008 (in an amount of US$591.5 million (€410 million)), which were paid under protest. On March 12, 2009, following a negotiation process, a Disbursement Agreement (“Convenio de Desem-bolsos”) was executed in respect of extraordinary profits generated between April 2008 and December 2008. This Disbursement Agreement was implemented without relinquishing the arbitration process and under the condition that, if such payments are reduced, voided or declared inadmissible by a decision of a court, arbitration tribunal or otherwise, or, alternatively, if Repsol YPF Ecuador S.A.’s right to an indemnification is recognized, Repsol YPF Ecuador S.A. will be able to cease disbursements of pending amounts under Law 2006-42. The signing of the Disbursement Agreement suspended the coercive process.

In accordance with the payment schedule set forth in the Disbursement Agreement, Repsol YPF Ecuador S.A. has paid US$142 million (€99 million).

Pursuant to a resolution of the ICSID Arbitration Tribunal dated June 17, 2009, in effect through March 12, 2010, neither the Ecuadorian Government nor PetroEcuador or any other public entity of the Republic of Ecuador, may, by itself or through its officers or employees, take any action against or in relation with the claimants which seeks to seize or garnish Repsol YPF Ecuador S.A.’s assets, or which may result in suspending or materially affecting the activities of the claimants, unless they provide the claimants and the ICSID Arbitration Tribunal with a written notice of their intentions at least six business days in advance of taking such action.

Until March 2009, Repsol YPF’s interest in the Block 16 consortium was 35%; as from that date, Repsol YPF holds, directly and indirectly, a 55% interest in the consortium.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Algeria

In 2004, Repsol YPF (60%) and Gas Natural (40%) signed the integrated LNG project Gassi Touil awarded by the Algerian authorities. The project included exploration, production, liquefaction and LNG marketing in the Gassi Touil Rhourde Nous-Hamra area, located in the eastern part of Algeria. The natural gas liquefaction plant was to be constructed in Arzew.

In March 2006, Repsol YPF (48%), Gas Natural (32%) and the Algerian state oil and gas company Sonatrach (20%), as part of the integrated LNG project Gassi Touil, signed an agreement for the establishment of a joint venture, “El Andalus,” which was going to construct and operate the natural gas liquefaction plant in Arzew.

On August 13, 2007 Sonatrach rescinded the Gassi Touil project and decided to take exclusive control of the project. Repsol YPF and Gas Natural announced that they would challenge the validity of Sonatrach’s rescission and seek damages for wrongful termination of contract before an international arbitral body pursuant to the provisions of the Gassi Touil contract.

Sonatrach initiated international arbitration proceedings, seeking validation of its decision to rescind the Gassi Touil Project agreement and claiming damages.

On November 27, 2009, an arbitration award was issued, resolving the controversy between Repsol YPF, Gas Natural and Sonatrach. The arbitration tribunal deemed said contract to have been terminated in accordance with its provisions, without obliging any of the parties to indemnify the other as a consequence of its termination. The arbitration award further requires Sonatrach to purchase Repsol YPF’s and Gas Natural’s shares in the joint venture company responsible for the process of liquefying natural gas in the Gassi Touil project, at a price equal to the current cash holdings of said company. However, the arbitration award does not provide for the restitution of investments made in the project by Repsol YPF and Gas Natural, and therefore Repsol YPF has written off the corresponding assets in its financial statements, with a net impact of €103 million.

Trinidad & Tobago

On September 1, 2008, BP America Production Company initiated arbitration proceedings in New York against Repsol YPF under the UNCITRAL Rules, in connection with Repsol YPF’s alleged obligation to share the extraordinary income derived from the shipping of certain LNG cargoes of Atlantic LNG 2/3 Company of Trinidad and Tobago Unlimited’s trains 2 and 3, under the Supplemental Agreement entered into. The arbitration proceeding was divided into two phases, each of which addressed the interpretation of the Supplemental Agreement and the economic consequences resulting from its application, respectively. On November 17, 2009, the arbitration tribunal validated BP’s interpretation of the Supplemental Agreement. A resolution on the second of the two aforementioned phases is still pending.

Spain

Resolution of the the CNC on July 30, 2009. On July 11, 2007, the Investigation Department of the Spanish National Competition Commission (Comisión Nacional de la Competencia or “CNC”) notified Repsol YPF of the existence of an antitrust investigation concerning Article 1 of the Law of Defense of Competition (“LDC”) against Repsol Comercial de Productos Petroliferos, S.A. (RCPP), BP and Compañia Española de Petróleos, S.A. (CEPSA). CNC alleges that these entities engaged in indirect gasoline price fixing based on the frequent alignment of gasoline maximum prices and price recommendations concerning their respective gasoline stations. in August 2008, the Board of the CNC commenced an administrative proceeding pursuant to the joint application of article 1 of the LDC and Article 81 of the European Community Treaty. On July 30, 2009, the CNC Board passed a resolution holding RCPP, BP, and CEPSA liable for violating Article 1 of the LCD and Article 81 of the EC Treaty. The violation consisted of the indirect fixing of fuel prices in their respective gasoline stations. The resolution further imposed a fine of €5 million on RCPP. On October 27, 2009, RCPP filed an administrative appeal with the Sixth Section of the Contentious-Administrative Chamber of the Spanish National Court of Justice against the CNC resolution of July 30, 2009. The Spanish National Court of Justice has agreed to a precautionary suspension of the monetary sanction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36 Environmental information

The Repsol YPF Environmental Management System includes a methodology for identifying relevant matters to enable the Company to prepare the annual environmental budget that forms part of the Group’s general strategic planning. They include the measures required to respond to new legislative requirements, Repsol YPF’s strategic focus, plans for corrective measures arising from environmental audits performed, etc., together with the investments and expenses required to implement all these measures, which will be addressed in the Company’s general budget.

The criteria used to measure environmental costs are established in the “Repsol YPF Environmental Costs Guide”, which adapts the American Petroleum Institute guidelines to the Group’s operations and technical approach. It is important to note in this regard that the traditional “bottom-line” solutions for reducing environmental impact are gradually giving way to preventive measures built into processes right from the time the facilities are designed. This sometimes requires the identification of environmental assets through a system of coefficients applied to investment projects and the related property, plant and equipment, per the guidelines expressed in the aforementioned Guide.

36.1 Environmental Assets

At December 31, 2009, the breakdown of the cost of the environmental assets identified and the related accumulated depreciation is as follows:

	Millions of euros
	Cost	Accumulated Depreciation	Net
Atmospheric emissions	431	224	207
Water	698	374	324
Product quality	1,380	685	695
Soil	281	89	192
Energy saving and efficiency	467	155	312
Waste	49	17	32
Other	487	301	186
	3,793	1,845	1,948

The cost includes € 284 million relating to property, plant and equipment in the course of construction.

Among the significant environmental investments made in 2009 it is worth highlighting the capital expenditure earmarked to rationalising water consumption, reducing landfill waste pollution, improving oil product air pollution performance, minimising air emissions, increasing energy efficiency and upgrading waste spill prevention systems. More specifically it is worth underscoring the ongoing work on the logistics project of the biofuel supply initiative in Argentina with an environmental investment of € 11 million; the project for raising fuel quality at the La Coruña refinery (Spain), with an environmental investment of € 11 million; and additional work on upgrading the environmental performance of petrol and diesel products at the Cartagena refinery (Spain), with an environmental investment of € 6 million.

It is also worth noting the work performed at the Puertollano refinery (Spain) on upgrading the rainwater collection system, giving rise to the capitalisation of € 13 million of environmental assets.

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.2 Environmental provisions

Repsol YPF recognises the provisions required to cover the measures aimed at preventing and repairing environmental impact. These provisions are estimated on the basis of technical and economic criteria and are classified under “Other Current Provisions” and “Other non-current provisions”.

The changes in the environmental provisions in 2009 were as follows:

Millions of euros
Balance at January 1, 2009	237
Period provisions charged to income	70
Provisions released with a credit to income	(2)
Payment	(70)
Reversals and other	(14)
Balance at December 31, 2009	221

Additionally, Repsol YPF’s Environmental Cost Guide classifies as environmental provisions 75% of the amounts recognised under the caption “Provision for Field Dismantling Costs”, totaling € 854 million at December 31, 2009 (see Note 20).

The balance of the environmental provisions at December 31, 2009, included most notably approximately € 87 million to cover the environmental risks relating to the operations carried out in the past by the former chemicals subsidiary of Maxus Energy Corporation, Diamond Shamrock Chemicals Company, prior to its sale in 1986 to Occidental Petroleum Corporation (also included in the provisions detailed in Note 35).

The corporate insurance policies cover third-party liability for pollution caused by accidental and sudden events, in keeping with standard practice in the industry.

36.3 Environmental expenses

In 2009 environmental expenses amounted to € 347 million and were classified as “Supplies” and “Other operating expenses”.

This amount includes € 163 million of expense for the rights necessary to cover CO2 emissions during 2009 (although according to Note 36.5 below, CO2 emissions, the effect in the income statement in relation with CO2 emissions was a net income of € 36 million in 2009); and measures in connection with atmospheric protection, soil and underground water remediation, waste management and water management, amounting to € 22 million, € 30 million, € 32 million and € 20 million, respectively.

36.4 Planned initiatives

Some of the most important issues that might affect Repsol YPF’s operations and investments in the future are climate change and energy, Law 26093 in Argentina, the European Directive 2008/1/EC on integrated Pollution Prevention and Control (IPPC), together with the Law 26/2007 on environmental liability and the new regulations that will further develop such law.

On climate change and energy matters, in April 2009, the European Union approved a package of Directives with the targets set for 2020 in relation to: (i) the reduction of global greenhouse gas emissions over 1990 levels by at least 20%, (ii) boosting the use of renewable energy sources to account for 20% of total output, and (iii) a 20% reduction in energy consumption via enhanced energy efficiency.

•

Directive 2009/28/EC on the promotion of the use of energy from renewable sources, sets a target of 20% for the overall share of energy from renewable sources and a 10% target for energy from renewable sources in transport for 2020 in respect of 2005 levels. This Directive further sets the sustainability criteria to be met by biofuels in order to guarantee a minimum contribution to reducing carbon emissions relative to the use of petrol and diesel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Each State member must adopt a national action plan on renewable energy that lays down national targets and the appropriate measures to be taken to ensure delivery of these targets.

•

Directive 2009/29/EC amending Directive 2003/87/EC so as to improve and extend the greenhouse gas emission allowance trading scheme of the Community, sets the target of cutting the overall greenhouse gas emissions of the Community by at least 20% below 1990 levels by 2020. The reduction of allowances within the trading scheme implies a reduction of 21% on 2005 levels. This reduction is to be achieved on a straight-line annual basis, resulting in an annual reduction in emission allowances of 1.74%.

Auctions are designated as the primary means of allocating emission allowances. Fifty percent of state revenues generated from allowance auctions should be used, among others, for contributions to the Adaptation Fund put in practice at the XIV Conference of Parties (COP 14) celebrated in Poznan, to adapt to climate change and its ramifications, to fund R&D, for the development of renewable energies and for the capture and geological storage of greenhouse gases. Sectors with particularly high exposure to international competition (refining and chemicals) shall benefit from a free allowance allocation based on sector benchmarking.

•

Directive 2009/30/EC as regards the petrol, diesel and gas-oil specifications and introducing a mechanism to monitor and reduce greenhouse gas emissions, which is aimed at controlling, documenting and reducing fuel life greenhouse gas emissions.

The Directive sets fuel performance technical specifications for road vehicles, non-road mobile machinery, agricultural and forestry tractors, and recreational craft when not at sea, as well as a target for the reduction of life cycle greenhouse gas emissions.

Under the Directive, suppliers are obliged to report each year on the intensity of greenhouse gas emissions of the fuels and energy supplied. Member states shall require suppliers to reduce life cycle greenhouse gas emissions per unit of energy from fuel and energy supplied by up to 10% by December 31, 2020. This reduction shall consist of a 6% reduction by means of biofuels, an indicative additional target of 2% via the capture and geological storage of CO2 and electric vehicles and an additional indicative target of 2% via Clean Development Mechanism CERs.

•

Directive 2009/31/EC on the geological storage of carbon dioxide establishes the legal framework governing the environmentally safe geological storage of CO2 (permanent confinement that is risk-free for the environment and human health) in a bid to contribute to the fight against climate change. This directive lays down requirements on storage site selection, storage and operating permits and on closure and post-closure obligations.

Spain has begun to transpose the requirements laid down in Directive 2009/29/EC in Law 5/2009, which sets reporting requirements for sectors forming part of the greenhouse gas allowance trading scheme.

The new legislation includes an additional information regarding the review of the Community allowance trading scheme, stipulating that owners of facilities that engage in the activities listed in the appendix to the legislative text and which are not subject to the 2008-2012 allowance trading scheme present, by April 30, 2010, emission figures for 2007 and 2008 before the competent regional authorities.

Moreover, Order PRE/2827/2009, which amends the sector allocations made under the 2008-2012 National Greenhouse Gas Allowance Allocation Plan, modified the allocations to the various activities subject to the allowance trading scheme, reducing the amount allocated to the Newcomers Reserve to 6.058 million tons of CO2.

Additionally, in 2006 was approved in Argentina the Law 26093, which contemplates incorporating biofuel into gasoline and fuel oil. These regulations are compulsory from the fourth year in which they go into effect and involve investments directed basically to obtaining biofuel, incorporation of biofuel into petroleum derivatives, and logistical distribution. Since mid-2007, the Company has been marketing the so-called gasoilbio (a mixture of gasoil and bio-combustibles) at a growing number of service stations. The percentage of bio-combustibles, which is currently 1.5%, will gradually rise in order to meet the 5% established in that Law.

In January 2008, the European Parliament passed Directive 2008/1/EC, concerning integrated pollution prevention and control, extending its scope to other contamination activities, such as the installation of medium-sized combustion devices (from 20 to 50 MW) and, establishes stricter emissions ceilings for a large combustion facilities not previously included in this Directive, and establishing annual inspections of industrial sectors to compare emission levels to those established in Best Available Technologies.

In Spain, in October 2007 Law 26/2007 was enacted, transposing the Directive 35/2004 relating to environmental responsibility. The corresponding regulation was published on December 23, 2008, and establishes methodologies for determining risk scenarios and calculating

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

repair costs making it possible to determine coverage for financial environmental liability guarantees. The requirement to provide such financial guarantee will be established in an order issued by the Department of the Environment (Rural and Marine), after April  30, 2010.

36.5 CO2 emissions

During 2009 and 2008 the companies comprising the consolidation scope recognised emission allowances allocated free of charge under the Spanish national allocation plan equivalent to 15.9 and 12.2 million tons of CO2 respectively, measured at € 246 and € 278 million. The same allocation plan stipulates allocation of 2010 allowances equivalent to 15.7 million tons of CO2 .

During 2009 and 2008 the value of emission allowances declined, giving rise to an impairment charge of € 50 and € 86 million respectively. These charges were offset virtually in full by the transfer to income of the deferred revenue recognised in connection with the gratuitously allocated allowances.

The net gain in 2009 on the management of CO2 allowances amounted to € 35 million compared to a net loss in 2008 of € 16 million. The 2009 gain principally reflects a drop in CO2 emissions at most of Repsol YPF’s refineries and chemical plants in Spain and Europe in respect of those allocated. To a lesser extent, this gain also reflects the outcome of CO2 allowance derivative transactions arranged by the Group in order to optimise emission related expense.

The Repsol YPF installations included in the European allowance trading scheme are entitled to levels of gratuitous CO2 emissions that are being reduced over time. In order to minimise the cost of meeting these declining allocations in the future, the Company has committed to a series of investments for the acquisition of Clean Development Mechanism (CDM) and Joint implementation (JI) credits through carbon funds (the Spanish Carbon Fund managed by the World Bank and the Greenhouse Gas Credit Aggregation Pool managed by Natsource). Future trading in CDM and JI credits through carbon funds presents an opportunity to avail of low cost credits for future compliance purposes.

Repsol YPF’s commitments resulted in the acquisition of credits in 2009. Including these purchases, investment commitments at year end 2009 amounted to € 24 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37 Fees paid to the auditors

In 2009, The fees earned by Deloitte for the audit services provided to Repsol YPF, S.A. and the Group companies amounted to € 6.6 million. Additionally, the fees earned by the auditors and their organization for audit-related services and other services amounted to € 0.3 million and € 0.1 million, respectively.

The sum of these amounts does not represent more than 10% of the total volume of business of the auditors and their organization.

38 Subsequent events

•

With effect from January 11, 2010, Venezuela set new rates of exchange for the bolivar against the US dollar (Foreign Exchange Agreement No. 14). The exchange rate prevailing until that date, of 2.15 bolivars per US dollar, has been modified to 4.30 bolivars per dollar as a general rule, although other rates of exchange apply to certain transactions.

•

Management is in the process of assessing the scope of the new rules and their impact on Repsol’s businesses in Venezuela. Nevertheless, since these businesses’ functional currency is the dollar, the new rules are not expected to have a significant impact on operating cash flows.

•

With effect from February 1, 2010, the field Barua-Motatan has been assigned to the mixed-ownership company Petroquiriquire, S.A., which will be the operator and in which Repsol has a 40% interest. This transaction gives effect to the credit note received by Repsol as part of the process of migrating the operating agreements over to the mixed-ownership company.

•

On February 10, 2010 the Venezuelan Ministry for Energy and Oil announced the adjudication of Carabobo Block 1 of the Orinoco oil belt to a consortium including Repsol. The mixed-ownership company that must be incorporated to engage in the related oil activities will be 60%-owned by CVP and 40%-owned by the winning consortium, as follows: Repsol (11%), Petronas (11%), ONGC (11%), Oil India Ltd (3.5%) and Indian Oil Co (3.5%).

39 Explanation added for translation to English

These consolidated financial statements are prepared on the basis of IFRSs, as issued by the International Accounting Standard Board and as adopted by the European Union, and certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

CONSOLIDATED ANNUAL ACCOUNTS

Appendix I Principal companies of the Repsol YPF group at 31 december 2009

Name	Country	Parent Company	Other Shareholders (1)

Repsol Petróleo, S.A.	Spain	Repsol YPF, S.A.
Repsol YPF Lubricantes y Especialidades, S.A.	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.
Repsol Eléctrica de Distribución, S.L.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A.
Asfaltos Españoles, S.A.	Spain	Repsol Petróleo, S.A.
Servicios de seguridad Mancomunados (SESEMA)	Spain	Repsol Petróleo, S.A.	Repsol Butano, S.A. y Repsol Química, S.A.
Cia Auxiliar de Remolcadores y Buques Especiales, S.A. (CARSA)	Spain	Repsol Petróleo, S.A.	Repsol Comercial de Productos Petrolíferos, S.A./PETRONOR
Repsol YPF Trading y Transportes, S.A. (RYTTSA)	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.
RYTTSA Singapur	Cayman Islands	Repsol YPF Trading y Transportes, S.A.
Repsol Overzee Finance, B.V.	Holland	Repsol YPF, S.A.
Atlantic 2/3 Holdings, Llc	United States	Repsol Overzee Finance, B.V.
Atlantic LNG 2/3 Company of Trinidad & Tobago (2)	Trinidad and Tobago	Atlantic 2/3 Holdings, Llc.
Atlantic 4 Holdings, Llc.	United States	Repsol Overzee Finance, B.V.
Atlantic 4 LNG Company of Trinidad & Tobago (3)	Trinidad and Tobago	Atlantic 4 Holdings, Llc.
Repsol LNG T & T, Ltd.	Trinidad and Tobago	Repsol Overzee Finance, B.V.
Repsol E&P T&T Limited	Trinidad and Tobago	Repsol Overzee Finance, B.V.
Repsol LNG, S.L.	Spain	Repsol YPF, S.A.	Repsol comercializadora de Gas, S.A.
Gastream México S.A. de C.V.	Mexico	Repsol YPF, S.A.	Repsol LNG, S.L.
Repsol Gas Natural LNG	Spain	Repsol YPF, S.A.	Gas Natural, SGA
Pacific LNG Bolivia S.R.L.	Bolivia	Repsol YPF, S.A.
Repsol Comercializadora de Gas, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.
Repsol Butano, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.
Repsol Maroc, S.A.	Morocco	Repsol Butano, S.A.
Repsol YPF Gas, S.A.	Argentina	Repsol Butano, S.A.
Comsergas, Compañía Servicios Industriales de Gas Licuado, S.A.	Argentina	Repsol YPF Gas, S.A.
Gas Austral, S.A.	Argentina	Repsol YPF Gas, S.A.
Mejorgas, S.A.	Argentina	Repsol YPF Gas, S.A.	Poligas Luján, S.A.
Duragas, S.A.	Ecuador	Repsol Butano, S.A.
Servicio de Mantenimiento y Personal – SEMAPESA	Ecuador	Repsol Butano, S.A.
Repsol Gas Portugal, S.A.	Portugal	Repsol Butano, S.A.
Spelta Soc. Unipessoal Lda.	Portugal	Repsol Gas Portugal, S.A.
Saaga, S.A.	Portugal	Repsol Gas Portugal, S.A.
Repsol Butano Chile, S.A.	Chile	Repsol Butano, S.A.	Repsol YPF Chile, Limitada
Empresas Lipigas, S.A.	Chile	Repsol Butano Chile, S.A.
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.
Repsol YPF Comercial de la Amazonia, SAC	Peru	Repsol YPF Comercial Perú, S.A.	Grupo Repsol YPF del Perú
Repsol YPF GLP de Bolivia, S.A.	Bolivia	Repsol Butano, S.A.	R. YPF E&P de Bolivia, S.A./R. YPF Bolivia, S.A.
Repsol France	France	Repsol Butano, S.A.	Repsol Química, S.A./Repsol YPF, S.A./Repsol Petróleo, S.A.
Repsol Gas Brasil, S.A.	Brazil	Repsol Butano, S.A.	Repsol YPF Brasil, S.A.
Solgas Distribuidora de Gas, S.L.	Spain	Repsol Butano, S.A.	Repsol Comercial de Productos Petrolíferos, S.A.
Via Red Servicios Logísticos, S.L.	Spain	Repsol Butano, S.A.
Repsol Comercial de Productos Petrolíferos, S.A.	Spain	Repsol Petróleo, S.A.	Repsol YPF, S.A./PETRONOR
Repsol Directo, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Campsa Estaciones de Servicio, S.A. - CAMPSARED
Campsa Estaciones de Servicio, S.A. – CAMPSARED	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.
Societat Catalana de Petrolis, S.A. (PETROCAT)	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol Petróleo, S.A.
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.
Carburants i Derivats, S.A. (CADESA)	Andorra	Repsol Comercial de Productos Petrolíferos, S.A.
Euro 24. S.L.	Spain	Autoclub Repsol, S.L.
Noroil, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	PETRONOR
Solred, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Repsol YPF, S.A.
Gestión de Puntos de Venta, Gespevesa, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.
Terminales Canarios, S.L.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.
Compañía Logística de Hidrocarburos CLH, S.A.	Spain	Repsol YPF, S.A.	PETRONOR
CLH Aviación, S.A. (3)	Spain	CLH, S.A.
Carbon Black Española, S.A. (CARBESA)	Spain	Repsol YPF, S.A.	Repsol Química, S.A.
The Repsol Company of Portugal Ltd.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)
Repsol Portuguesa, S.A.	Portugal	Repsol YPF, S.A.	Carbon Black Española, S.A. (CARBESA)
Repsol Directo LDA	Portugal	Repsol Portuguesa, S.A.
Gespost	Portugal	Repsol Portuguesa, S.A.
Caiageste – Gestao de Areas de Servicios Ltda.	Portugal	Gespost

APPENDIX I

		% of Total Participation		Amount in Millions of Euros
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned (5)

Refining	F.C.	99.97	99.97	217.6	1,256.8	180.7	—	1,654.7
Production and marketing of derivative products	F.C.	100.00	100.00	5.4	61.4	17.9	—	84.7
Distribution and supply of electric power	F.C.	100.00	100.00	0.1	1.9	1.0	—	3.0
Asphalts	P.C.	50.00	50.00	8.5	12.7	1.6	—	11.4
Security	F.C.	100.00	100.00	0.4	(0.1)	0.2	—	0.5
Tug boats	F.C.	99.23	100.00	0.1	2.4	2.3	—	4.8
Trading of oil products	F.C.	100.00	100.00	0.1	128.3	36.3	—	164.7
Trading of oil products	F.C.	100.00	100.00	—	(2.6)	(0.8)	—	(3.3)
Portfolio company	F.C.	100.00	100.00	123.7	54.3	21.8	—	199.8
Portfolio company	P.C.	25.00	25.00	96.7	—	(79.1)	—	4.4
Supply and/or distribution of natural gas	P.C.	25.00	100.00	96.7	5.3	77.3	(79.1)	25.0
Portfolio company	E.M.	22.22	22.22	174.9	—	—	—	38.9
Construction of liquefaction plant	E.M.	22.22	100.00	174.9	(64.6)	73.3	—	40.8
Marketing of natural gas	F.C.	100.00	100.00	3.7	8.1	6.9	—	18.8
Exploration and production of oil and gas	F.C.	100.00	100.00	52.6	24.2	10.9	—	87.7
Marketing of natural gas	F.C.	100.00	100.00	—	—	(0.5)	—	(0.5)
Other activities	F.C.	100.00	100.00	20.0	(20.8)	(0.1)	—	(0.9)
Marketing of LNG	P.C.	65.06	100.00	2.0	0.2	0.5	—	1.8
Exploration and production of oil and gas	E.M.	37.50	37.50	1.9	(1.8)	—	—	0.1
Marketing of natural gas	F.C.	100.00	100.00	—	1.6	21.8	—	23.4
Marketing of LPG	F.C.	100.00	100.00	58.7	556.0	105.7	—	720.4
Marketing of natural gas	E.M.	100.00	100.00	1.3	(1.8)	0.5	—	—
Marketing of LPG	F.C.	85.00	85.00	14.7	10.2	11.1	—	30.6
Gas installation work	F.C.	52.70	62.00	0.4	0.1	—	—	0.2
Marketing of LPG	E.M.	42.50	50.00	—	0.5	0.4	—	0.4
Marketing of LPG	E.M.	75.73	100.00	—	(0.4)	—	—	(0.3)
Marketing of LPG	F.C.	100.00	100.00	7.4	2.4	5.5	—	15.4
Maintenance and personnel services	F.C.	100.00	100.00	—	—	—	—	—
Marketing of LPG	F.C.	100.00	100.00	0.6	21.4	16.8	—	38.7
Marketing of LPG	E.M.	100.00	100.00	—	0.8	0.4	—	1.2
Marketing of LPG	E.M.	25.07	25.07	1.0	3.2	0.4	—	1.2
Portfolio company	F.C.	100.00	100.00	100.7	72.5	20.3	—	193.5
Marketing of LPG	P.C.	45.00	45.00	73.1	20.7	45.4	(50.6)	39.8
Marketing of LPG	F.C.	99.85	99.85	32.8	3.7	15.2	(6.2)	45.4
Distribution of L.P.G.	F.C.	99.69	99.84	0.1	0.1	(0.1)	—	0.2
Marketing of LPG	F.C.	100.00	100.00	0.1	0.1	(0.1)	—	0.1
Distribution and marketing of oil products	F.C.	100.00	100.00	11.9	(4.8)	0.9	—	8.0
Marketing of LPG	F.C.	100.00	100.00	29.9	(14.1)	(4.6)	—	11.2
Marketing of LPG	F.C.	100.00	100.00	1.1	(1.3)	—	—	(0.3)
Supply and/or distribution of natural gas natural	E.M.	99.49	99.49	0.8	(0.1)	—	—	0.6
Marketing of oil products	F.C.	96.65	99.76	334.8	591.4	344.7	(204.0)	1,031.0
Distribution and marketing of oil products	F.C.	96.65	100.00	0.1	2.5	3.3	—	5.7
Operation and management of service stations	F.C.	96.65	100.00	8.4	18.0	34.8	—	59.1
Distribution and marketing of oil products	E.M.	43.68	45.00	15.1	(4.9)	(0.3)	—	4.3
Loyalty-building programs	E.M.	29.00	30.00	0.1	4.8	(0.1)	—	1.4
Distribution of oil derivative products	E.M.	33.18	33.25	0.1	1.0	0.7	—	0.6
Automotive services	F.C.	99.78	100.00	—	0.5	(0.2)	—	0.4
Distribution and marketing of oil products	F.C.	69.85	70.00	1.5	0.3	0.8	—	1.8
Management of means of payment at service stations	F.C.	99.78	100.00	7.3	22.0	10.8	—	40.0
Management of service stations	P.C.	49.89	50.00	39.4	6.7	1.3	—	23.6
Storage and distribution of oil products	P.C.	49.89	50.00	19.8	1.9	0.7	—	11.2
Transport and storage of oil products	E.M.	14.25	15.00	84.1	152.1	171.2	(219.2)	26.8
Transport and storage of oil products	E.M.	14.25	100.00	21.7	32.1	—	—	7.7
No activity	F.C.	100.00	100.00	0.2	13.1	11.3	—	24.6
Marketing of oil products	F.C.	100.00	100.00	0.8	2.4	0.1	—	3.3
Distribution and marketing of oil products	F.C.	100.00	100.00	59.0	313.8	37.2	—	410.0
Distribution and marketing of oil products	F.C.	100.00	100.00	0.3	(0.1)	0.1	—	0.2
Marketing of oil products	F.C.	100.00	100.00	—	2.4	1.4	—	3.8
Operation and management of service stations	E.M.	50.00	50.00	—	0.1	(0.1)	—	—

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other Shareholders (1)

Abastecimientos e Serviços de Avia – ASA	Portugal	Repsol Portuguesa, S.A.
Sociedade Abastecedora de Aeronaves, Lda. – SABA	Portugal	Repsol Portuguesa, S.A.
Tecnicontrol y Gestión Integral, S.L.	Spain	Repsol YPF, S.A.	Repsol Exploración, S.A.
Bahía Bizkaia Electricidad, S.L.	Spain	Repsol YPF, S.A.
Bahía Bizkaia Gas, S.L.	Spain	Repsol YPF, S.A.
Repsol YPF Tesorería y Gestión Financiera, S.A.	Spain	Repsol YPF, S.A.	Repsol Petroleo, S.A.
Petróleos del Norte, S.A. (PETRONOR)	Spain	Repsol YPF, S.A.
Asfalnor, S.A.	Spain	PETRONOR
Repsol Exploración, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.
Repsol LNG Holding, antes Repsol Exploración Trinidad, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Gas Natural West Africa S.L.	Spain	Repsol LNG Holding, S.A.	Gas Natural Exploración, S.L.
Repsol YPF Cuba, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración Colombia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración Argelia, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración Murzuq, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Akakus Oil Operations /Respol Oil Operation	Libya	Repsol Exploración Murzuq, S.A.
Repsol YPF Ecuador, S.A.	Spain	Repsol Exploración, S.A.	Repsol Petróleo, S.A.
Amodaimi Oil Company, Ltd.	Ecuador	Repsol YPF Ecuador, S.A.
Repsol YPF OCP de Ecuador, S.A.	Spain	Repsol YPF Ecuador, S.A.	Repsol Exploración Tobago, S.A.
Oleoducto de Crudos Pesados, Ltd.	Cayman Islands	Repsol YPF OCP de Ecuador, S.A.
Oleoducto de Crudos Pesados Ecuador, S.A. (3)	Cayman Islands	Oleoducto de Crudos Pesados, Ltd.
Repsol Exploración Securé, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Repsol Exploración Perú, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
Perú LNG Company, Llc.	Peru	Repsol Exploración Perú, S.A.
TGP, S.A.	Peru	Peru Pipeline Holding Co. LLC
Repsol YPF Oriente Medio, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF,S.A.
Repsol Exploración Mexico S.A. de C.V.	Mexico	Repsol Exploración, S.A.
Servicios Administrativos Cuenca de Burgos S.A. de C.V.	Mexico	Repsol Exploración, S.A.
Repsol Exploración Kazakhstán, S.A.	Spain	Repsol Exploración, S.A.	Repsol ypf, S.A.
Zhambai LLP	Kazakhstan	Repsol Exploración Kazakhstan, S.A.
Repsol Exploración Tobago, S.A.	Spain	Repsol Exploración, S.A.	Repsol ypf, S.A.
Repsol Exploración Sierra Leona, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.
Repsol Exploración Suriname, S.L.	Spain	Repsol Exploración, S.A.	Repsol Exploración Tobago, S.A.
Repsol Exploración Venezuela, B.V.	Holland	Repsol Exploración, S.A.
Calio LLC	Venezuela	Repsol Exploración Venezuela, B.V.
Repsol YPF Venezuela, S.A.	Venezuela	Repsol Exploración Venezuela, B.V.
Repsol YPF Venezuela Gas	Venezuela	Repsol YPF Venezuela, S.A.
Cardón IV	Venezuela	Repsol YPF Venezuela Gas S.A.
Petroquiriquire, S.A.	Venezuela	Repsol YPF Venezuela, S.A.
Quiriquire Gas, S.A.	Venezuela	Repsol YPF Venezuela, S.A.
Repsol Exploración Guinea, S.A.	Spain	Repsol Exploración, S.A.	Repsol YPF, S.A.
BPRY Caribbean Ventures LLC	United States	Repsol Exploración, S.A.
BP Amoco Trinidad & Tobago, LLG	United States	BPRY Caribbean Ventures LLC
Dubai Marine Areas, Ltd. (DUMA)	United Kingdom	Repsol Exploración, S.A.
Repsol Investigaciones Petrolíferas, S.A.	Spain	Repsol Exploración, S.A.
EniRepsa Gas Limited	Saudi Arabia	Repsol Exploración, S.A.
Repsol USA Holdings Corp	United States	Repsol Exploración, S.A.
Repsol Services Company	United States	Repsol USA Holdings Corp
Repsol E&P USA, Inc	United States	Repsol USA Holdings Corp
Repsol Energy North America Corp.	United States	Repsol USA Holdings Corp
Repsol Offshore E&P Inc.	United States	Repsol USA Holdings Corp
Repsol Advanced Services LTD	Switzerland	Repsol Exploración, S.A.	Repsol Murzuq, S.A.
Repsol Exploración Liberia, BV	Holland	Repsol Exploración, S.A.
Repsol Exploracion Norge	Norway	Repsol Exploración S.A.
Repsol E&P Canada LTD	Canada	Repsol Exploración S.A.
Repsol YPF Perú, BV	Holland	Repsol YPF, S.A.
Grupo Repsol YPF del Perú, S.A.C.	Peru	Repsol YPF Perú, B.V.
Refíneria La Pampilla, S.A.	Peru	Repsol YPF Perú, B.V.
Repsol Comercial, S.A.C.	Peru	Refineria La Pampilla, S.A.
Repsol YPF Marketing S.A.C.	Peru	Repsol YPF Perú, B.V.
Servicios y Operaciones Perú S.A.C.	Peru	Repsol YPF Perú, B.V.
Repsol International Finance B.V.	Holland	Repsol YPF, S.A.
Repsol LNG Port of Spain, B.V.	Holland	Repsol International Finance, B.V.
Atlantic 1 Holdings, LLC	Trinidad and Tobago	Repsol lng Port of Spain, B.V.
Atlantic LNG Co. of Trinidad & Tobago (3)	Trinidad and Tobago	Atlantic 1 Holdings, LLC
Repsol International Capital, Ltd	Cayman Islands	Repsol International Finance, B.V.
Repsol Investeringen, B.V.	Holland	Repsol International Finance, B.V.
Repsol Netherlands Finance, B.V.	Holland	Repsol International Finance, B.V.	Repsol Investeringen, B.V.
Repsol YPF Capital, S.L.	Spain	Repsol International Finance, B.V.	Repsol YPF, S.A.
Caveant, S.A.	Argentina	Repsol YPF Capital, S.L.	Repsol YPF, S.A.

APPENDIX I

		% of Total Participation		Amount in Millions of Euros
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned (5)

Marketing of oil products	E.M.	50.00	50.00	—	—	—	—	—
Marketing of oil products	E.M.	25.00	25.00	—	—	—	—	—
Property development	F.C.	100.00	100.00	3.5	28.0	0.2	—	31.7
Energy production	P.C.	25.00	25.00	3.6	147.9	27.2	—	44.7
Maintenance of gasification plants	P.C.	25.00	25.00	6.0	59.5	32.3	(8.0)	22.4
Treasury services	F.C.	100.00	100.00	0.1	386.3	5.9	—	392.3
Refining	F.C.	85.98	85.98	120.5	452.9	170.4	(66.1)	582.7
Distribution and marketing of asphalt products	F.C.	85.98	100.00	0.1	—	—	—	0.1
Exploration and production of oil and gas	F.C.	100.00	100.00	24.6	1,201.7	599.1	—	1,825.4
Exploration and production of oil and gas	F.C.	100.00	100.00	1.8	8.3	(13.5)	—	(3.4)
	P.C.	72.04	100.00	6.9	3.2	(12.8)	—	(1.9)
Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	5.6	(0.6)	—	6.9
Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	(0.7)	(9.0)	—	(7.8)
Exploration and production of oil and gas	F.C.	100.00	100.00	3.6	113.7	(122.1)	—	(4.8)
Exploration and production of oil and gas	F.C.	100.00	100.00	7.2	444.0	126.0	—	577.2
Exploration and production of oil and gas	E.M.	100.00	100.00	0.1	—	0.3	—	0.4
Exploration and production of oil and gas	F.C.	100.00	100.00	4.3	84.3	(13.3)	—	75.3
Exploration and production of oil and gas	F.C.	100.00	100.00	—	(1.5)	20.6	—	19.0
Portfolio company	F.C.	100.00	100.00	0.1	25.1	6.7	—	31.9
Other activities	E.M.	29.66	29.66	69.7	4.5	10.0	(5.2)	23.4
Other activities	E.M.	29.66	100.00	—	—	—	—	—
Exploration and production of oil and gas	F.C.	100.00	100.00	1.9	(0.3)	0.5	—	2.0
Exploration and production of oil and gas	F.C.	100.00	100.00	14.5	140.0	25.0	—	179.5
Supply and/or distribution of natural gas	E.M.	20.00	20.00	1,127.7	17.6	(60.4)	—	217.0
Supply and/or distribution of natural gas	E.M.	10.00	10.00	144.6	223.1	42.2	—	41.0
Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	—	(4.6)	—	(4.4)
Exploration and production of oil and gas	F.C.	100.00	100.00	15.5	1.0	11.2	—	27.6
Exploration and production of oil and gas	F.C.	100.00	100.00	—	0.1	0.1	—	0.2
Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	(0.1)	(3.8)	—	(3.7)
Exploration and production of oil and gas	E.M.	25.00	25.00	—	19.6	(22.4)	—	(0.7)
Exploration and production of oil and gas	F.C.	100.00	100.00	0.2	(0.1)	(0.3)	—	(0.1)
Exploration and production of oil and gas	F.C.	100.00	100.00	2.8	(1.4)	(1.1)	—	0.3
Exploration and production of oil and gas	F.C.	100.00	100.00	—	—	(0.1)	—	(0.1)
Portfolio company	F.C.	100.00	100.00	238.4	(88.8)	1.8	—	151.5
Exploration and production of oil and gas	F.C.	100.00	100.00	14.4	5.8		—	20.2
Exploration and production of oil and gas	F.C.	100.00	100.00	11.4	53.6	(17.4)	—	47.7
Exploration and production of oil and gas	F.C.	100.00	100.00	—	(6.2)	(0.2)	—	(6.4)
Exploration and production of oil and gas	P.C.	50.00	50.00	—	(21.7)	5.8	—	(8.0)
Exploration and production of oil and gas	P.C.	40.00	40.00	3.8	433.2	262.6	—	279.8
Exploration and production of oil and gas	P.C.	60.00	60.00	0.3	90.0	79.1	—	101.7
Exploration and production of oil and gas	F.C.	100.00	100.00	0.1	—	(1.5)	—	(1.4)
Portfolio company	P.C.	30.00	30.00	849.6	(1,616.3)	884.1	—	35.2
Exploration and production of oil and gas	P.C.	30.00	100.00	117.3	772.9	312.4	(853.1)	104.9
Exploration and production of oil and gas	P.C.	50.00	50.00	0.1	1.4	—	—	0.8
Exploration and production of oil and gas	F.C.	100.00	100.00	225.9	424.7	10.2	—	660.8
Supply and/or distribution of natural gas	E.M.	30.00	30.00	254.4	(215.0)	(17.5)	—	6.6
Exploration and production of oil and gas	F.C.	100.00	100.00	2,428.9	(116.2)	(16.8)	—	2,295.9
Exploration and production of oil and gas	F.C.	100.00	100.00	30.7	(3.8)	5.0	—	31.9
Exploration and production of oil and gas	F.C.	100.00	100.00	2,281.3	(131.0)	26.2	—	2,176.5
Marketing of LNG	F.C.	100.00	100.00	92.4	(2.7)	(55.5)	—	34.3
Exploration and production of oil and gas	F.C.	100.00	100.00	22.7	(13.6)	(0.1)	—	9.0
Other activities	F.C.	100.00	100.00	0.3	0.1	—	—	0.4
Exploration and production of oil and gas	F.C.	100.00	100.00	—	4.0	(0.8)	—	3.2
Exploration and production of oil and gas	F.C.	100.00	100.00	0.1	7.4	(3.2)	—	4.3
Exploration and production of oil and gas	F.C.	100.00	100.00	1.3	0.1	(2.1)	—	(0.8)
Portfolio company	F.C.	100.00	100.00	87.0	71.3	11.3	—	169.6
Portfolio company	F.C.	100.00	100.00	0.4	0.5	(0.1)	—	0.8
Refining	F.C.	51.03	51.03	102.0	34.9	34.4	—	87.4
Marketing of fuels	F.C.	51.03	100.00	58.2	0.8	9.5	—	35.0
Marketing of fuels and specialties	F.C.	100.00	100.00	—	2.3	5.8	1.8	9.8
Other activities	F.C.	100.00	100.00	—	0.1	0.9	—	1.0
Finance and holding company	F.C.	100.00	100.00	247.3	1,238.7	(221.6)	—	1,264.4
Portfolio company	F.C.	100.00	100.00		213.1	44.7	—	257.9
Portfolio company	E.M.	20.00	20.00	169.3	—	—	(201.3)	(6.4)
Supply and/or distribution of natural gas	E.M.	20.00	100.00	169.3	82.2	169.3	—	84.2
Finance	F.C.	100.00	100.00	347.1	(299.5)	(10.1)	—	37.5
Portfolio company	F.C.	100.00	100.00	—	—	—	—	—
Finance	F.C.	100.00	100.00	—	(0.7)	(7.9)	—	(8.6)
Portfolio company	F.C.	100.00	100.00	463.8	84.7	71.6	—	620.1
Investment company	F.C.	100.00	0.00	8.1	47.7	12.5	—	68.3

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other Shareholders (1)

Gaviota RE S.A.	Luxemburg	Repsol International Finance, B.V.	Repsol Investeringen, B.V.
Greenstone Assurance, Ltd.	Bermudas Island	Gaviota RE
Repsol Canada Ltd.	Canada	Repsol International Finance, B.V.
Repsol Energy Canada, Ltd.	Canada	Repsol International Finance, B.V.
Repsol Occidental Corporation	United States	Repsol International Finance, B.V.
Repsol Química, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A.
Polidux, S.A.	Spain	Repsol Química, S.A.	Repsol YPF, S.A.
General Química, S.A.	Spain	Repsol Química, S.A.	Repsol Investigaciones Petrolíferas S.A.
Cogeneración Gequisa, S.A.	Spain	General Química,S.A.
Dynasol Elastómeros, S.A.	Spain	Repsol Química, s.a.
Dynasol Elastómeros, S.A. de C.V.	Mexico	Repsol Química,S.A.
Dynasol Gestión, S.A.	Spain	Repsol Química,S.A.
Dynasol LLC	United States	Repsol Química, S.A.
Repsol Polimeros LDA	Portugal	Repsol Química, S.A.	Repsol Lusitania, S.L.
Repsol Electricidade e Calor,ACE	Portugal	Repsol Polimeros LDA
Repsol Chemie Deutchland GmbH	Germany	Repsol Quimica, S.A.
Repsol Lusitania, S.L.	Spain	Repsol YPF, S.A.	Repsol Química, S.A.
Repsol Italia, SPA	Italy	Repsol YPF, S.A.
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Repsol Petróleo, S.A./Repsol Exploracion, S.A.
Sagane, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Europe Maghreb Pipeline, Ltd. (EMPL) (2)	United Kingdom	Sagane,S.A.
Metragaz, S.A. (2)	Morocco	Sagane,S.A.
Gas Natural transporte SDG, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Exploración, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Energía, S.A.
Kromschroeder, S.A. (3)	Spain	Gas Natural SDG, S.A.
Gas Natural Castilla y León, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Castilla La Mancha, S.A. (2)	Spain	Gas Natural SDG, S.A.
Gas Natural Distribución SDG,S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Distribución Eléctrica, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Electra de Abusejo, S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.
Distribuidora eléctrica Navasfrías,S.L.(2)	Spain	Gas Natural Distribución Eléctrica, S.A.	La Propagadora del Gas, S.A.
Gas Natural Rioja, S.A.(2)	Spain	Gas Natural SDG, S.A.
Gas Navarra, S.A.(2)	Spain	Gas Natural SDG, S.A.
Gas Galicia SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.
Gas Aragón, S.A.(3)	Spain	Gas Natural SDG, S.A.
La Propagadora del Gas, S.A. (2)	Spain	Gas Natural SDG, S.A.	Holding Gas Natural, S.A.
Gas Natural Informática, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Andalucía, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Compañía Auxiliar de Industrias Varias, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
La Energía, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.
UTE La Energía–GNE (2)	Spain	La Energía, S.A.	Gas Natural Electricidad SDG, S.A.
Sociedad de Tratamiento La Andaya, S.L. (2)	Spain	La Energía, S.A.
Tratamiento Integral de Almazán, S.L. (2)	Spain	La Energía, S.A.
Tratamientos Cinca Medio, S.L. (2)	Spain	La Energía, S.A.
Generación Peninsular, S.L. (2)	Spain	La Energía, S.A.
Gas Natural Comercializadora, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Oficina cambio sumistrador, S.A.	Spain	Gas Natural Comercializadora, S.A.
Gas Natural Servicios SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
UTE GNS-Dalkia Energia y Servicios	Spain	Gas Natural Servicios SDG, S.A.
Gas Natural Electricidad SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Buenergía Gas & Power Ltd (2)	Cayman Islands	Gas Natural Electricidad SDG, S.A.
Ecoeléctrica Holdings Ltd.	Cayman Islands	Buenergía Gas & Power Ltd
Ecoeléctrica Ltd.	Cayman Islands	Ecoeléctrica Holdings Ltd.
Ecoelectrica LP Ltd.	Puerto Rico	Ecoeléctrica Holdings Ltd.	Ecoeléctrica Ltd.
Gas Natural Corporación Eólica, S.L. (2)	Spain	Gas Natural Electricidad SDG, S.A.	La Energía, S.A.
Corporacion Eolica Zaragoza, S.L. (2)	Spain	Gas Natural Corporacion Eólica, S.L.
Montouto 2000. S.A.	Spain	Gas Natural Corporacion Eólica, S.L.
Eólicos Singulares 2005. S.A.	Spain	Montouto 2000. S.A.
Explotaciones Eólicas Sierra de Utrera, S.L.	Spain	Gas Natural Corporación Eólica, S.L.
Enervent, S.A. (3)	Spain	Gas Natural Corporación Eólica, S.L.
Aplicaciones y Proyectos energéticos, S.A.(2)	Spain	Gas Natural Corporación Eólica, S.L.
Los Castrios, S.A.	Spain	Gas Natural Corporación Eólica, S.L.
Molinos de Valdebezana, S.A. (2)	Spain	Gas Natural Corporación Eólica, S.L.
Sistemas Energéticos La Muela, S.A. (3)	Spain	Gas Natural Corporación Eólica, S.L.
Sistemas Energéticos Mas Garullo, S.A.(3)	Spain	Gas Natural Corporación Eólica, S.L.
Boreas Eólica 2.S.A. (2)	Spain	Gas Natural Corporación Eólica, S.L.
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Gas Natural Corporación Eólica, S.L.
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Gas Natural Corporación Eólica, S.L.
Molinos del Cidacos, S.A.	Spain	Gas Natural Corporación Eólica, S.L.

APPENDIX 1

		% of Total Participation		Amount in Millions of Euros
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned (5)
Reinsurance	F.C.	100.00	100.00	13.6	48.6	10.9	—	73.1
Reinsurance	F.C.	100.00	100.00	5.0	4.3	1.9	—	11.2
Regasification of LNG	F.C.	100.00	100.00	4.0	(1.5)	(0.2)	—	2.3
Marketing of LNG	F.C.	100.00	100.00	224.3	(47.9)	(24.4)	—	152.0
Exploration and production of oil and gas	P.C.	25.00	25.00	0.3	120.0	147.0	(43.0)	56.1
Production and sale of petrochemicals	F.C.	100.00	100.00	60.5	(265.2)	(118.7)	—	(323.5)
Production and sale of petrochemicals	F.C.	100.00	100.00	17.4	(14.1)	(1.1)	—	2.3
Production and sale of petrochemicals	F.C.	100.00	100.00	3.0	15.9	(7.7)	—	11.3
Production of electricity and steam	E.M.	39.00	39.00	1.8	5.7	(1.4)	—	2.4
Production and marketing of chemicals	P.C.	50.01	50.01	16.8	10.1	(7.0)	—	10.0
Production and marketing of chemicals	E.M.	49.99	49.99	34.4	15.3	(0.6)	—	24.5
Production of quemicals	E.M.	50.00	50.00	0.1	0.9	0.1	—	0.5
Marketing of petrochemicals	E.M.	50.00	50.00	—	—	—	—	—
Production and sale of petrochemicals	F.C.	100.00	100.00	303.3	12.1	(44.5)	—	270.9
Production of electricity	E.M.	66.67	66.67	—	—	—	—	—
Marketing of chemicals	F.C.	100.00	100.00	0.1	0.6	0.9	—	1.6
Portfolio company	F.C.	100.00	100.00	—	(1.5)	(1.6)	—	(3.0)
Marketing of oil products	F.C.	100.00	100.00	2.4	18.2	(9.7)	—	10.8
Distribution of gas	P.C.	30.01	30.01	922.0	8,888.0	1,195.0	(324.0)	3,205.5
Supply of natural gas	P.C.	30.01	100.00	94.8	24.8	56.2	(51.8)	37.2
Transmission of gas	P.C.	21.79	72.60	0.1	94.9	140.1	(27.6)	45.2
Transmission of gas	P.C.	21.70	72.30	3.4	0.8	1.4	—	1.2
Distribution of gas	P.C.	30.01	100.00	14.9	44.9	9.0	(7.7)	18.3
Oil and gas research and exploration	P.C.	30.01	100.00	36.0	(6.0)	(112.0)	—	(24.6)
Finances y Other activities	E.M.	12.75	42.50	1.0	12.0	(1.0)	—	1.5
Distribution of gas	P.C.	27.04	90.10	6.3	78.6	23.3	—	29.3
Distribution of gas	P.C.	28.51	95.00	26.8	17.8	7.9	—	15.0
Distribution of gas	P.C.	30.01	100.00	101.0	1,027.8	328.9	(288.3)	350.9
Distribution of electricity	P.C.	30.01	100.00	833.2	1,895.3	(0.2)	—	818.8
Distribution of electricity	P.C.	30.01	100.00	0.7	(0.6)	0.2	—	0.1
Distribution of electricity	P.C.	30.01	100.00	0.2	—	—	—	0.1
Distribution of gas	P.C.	26.26	87.50	2.7	8.9	4.7	—	4.3
Distribution of gas	P.C.	27.01	90.00	3.6	27.1	8.3	—	10.5
Distribution of gas	P.C.	18.61	62.00	32.9	5.5	6.5	—	8.4
Distribution of gas	E.M.	10.50	35.00	6.0	57.0	9.0	—	7.6
Portfolio company	P.C.	30.01	100.00	0.2	1.3	0.4	—	0.6
Computer services	P.C.	30.01	100.00	19.9	0.8	(1.0)	—	5.9
Distribution of gas	P.C.	30.01	100.00	12.4	41.4	14.8	(10.0)	17.6
Services	P.C.	30.01	100.00	0.3	1.5	—	—	0.5
Electricity cogeneration	P.C.	30.01	100.00	10.7	1.6	1.8	—	4.2
Electricity cogeneration	P.C.	28.33	94.40	1.2	1.5	1.1	—	1.1
Electricity cogeneration	P.C.	30.01	100.00	2.0	—	1.0	—	0.9
Electricity cogeneration	P.C.	18.01	60.00	1.1	1.9	1.1	—	0.7
Electricity cogeneration	P.C.	27.01	90.00	2.7	(0.2)	1.9	—	1.2
Electricity cogeneration	P.C.	24.01	80.00	2.0	0.3	0.7	—	0.7
Distribution of electricity	P.C.	30.01	100.00	3.6	27.6	6.3	—	11.2
Marketing of natural gas y electricidad industrial	P.C.	30.01	100.00	2.4	30.3	89.6	(83.3)	11.7
Services	E.M.	8.70	29.00	—	—	—	—	—
Marketing of natural gas, electricidad y Energy management	P.C.	30.01	100.00	2.8	17.0	68.1	(56.6)	9.4
Energy management	P.C.	15.01	50.00	—	—	—	—	—
Electricity generation and trading	P.C.	30.01	100.00	3.5	(1.4)	31.2	—	10.0
Portfolio company	P.C.	28.51	95.00	0.1	(28.6)	(1.3)	—	(8.5)
Portfolio company	P.C.	14.26	47.50	63.2	19.2	—	(20.4)	8.8
Portfolio company	P.C.	14.26	47.50	0.6	0.1	—	(0.2)	0.1
Electricity cogeneration	P.C.	14.26	47.50	63.2	32.1	48.9	(12.1)	18.8
Portfolio company	P.C.	30.01	100.00	5.4	68.2	24.6	—	29.5
Production of wind power	P.C.	20.41	68.00	2.5	0.4	0.3	—	0.7
Production of wind power	P.C.	14.71	49.00	6.0	3.7	1.9	—	1.7
Production of wind power	P.C.	14.71	49.00	—	—	—	—	—
Production of wind power	P.C.	15.01	50.00	2.7	2.8	2.9	—	1.3
Production of wind power	E.M.	7.80	26.00	5.0	5.0	1.0	—	0.9
Production of wind power	P.C.	30.01	100.00	0.1	0.1	—	—	0.1
Production of wind power	P.C.	9.93	33.10	2.2	0.5	0.9	—	0.4
Production of wind power	P.C.	17.92	59.70	0.1	(0.1)	(0.1)	—	—
Production of wind power	E.M.	6.00	20.00	3.0	4.0	1.0	—	0.5
Production of wind power	E.M.	5.40	18.00	2.0	2.0	2.0	—	0.3
Production of wind power	P.C.	26.89	89.60	2.6	4.5	1.3	—	2.3
Production of wind power	P.C.	15.01	50.00	9.9	28.3	12.8	—	7.7
Production of wind power	P.C.	10.89	36.30	16.5	3.2	5.3	—	2.7
Production of wind power	P.C.	15.01	50.00	10.3	7.6	9.1	—	4.1

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other Shareholders (1)
Molinos de La Rioja, S.A.	Spain	Gas Natural Corporación Eólica, S.L.
Molinos de Linares, S.A.	Spain	Molinos de La Rioja, S.A.
Gas Natural Wind, S.L. (2)	Spain	Gas Natural Corporación Eólica, S.L.
Gas Natural Wind 2. S.L. (2)	Spain	Gas Natural Corporación Eólica, S.L.
Gas Natural Wind 3. S.L. (2)	Spain	Gas Natural Corporación Eólica, S.L.
Gas Natural Wind 4. S.L. (2)	Spain	Gas Natural Corporación Eólica, S.L.
Gas Natural Wind 5. S.L. (2)	Spain	Gas Natural Corporación Eólica, S.L.
Gas Natural Wind 6. S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.
Gas Natural Wind Canarias, S.L. (2)	Spain	Gas Natural Corporación Eólica, S.L.
Gas Natural Energy Canarias, S.L. (2)	Spain	Gas Natural Corporación Eólica, S.L.
Energías Eólicas Fuerteventura, S.L. (3)	Spain	Gas Natural Corporación Eólica, S.L.
Energías Eólicas de Lanzarote, S.L. (3)	Spain	Gas Natural Corporación Eólica, S.L.
Alas Capital & GN, S.A. (3)	Spain	Gas Natural Corporación Eólica, S.L.
O Novo Aquilón, S.L.	Spain	Gas Natural Corporación Eólica, S.L.
Parques Eólicos 2008–2012. S.L.	Spain	Gas Natural Corporación Eólica, S.L.
Energy way Produçao de energía, Ltda. (2)	Portugal	Gas Natural Electricidad SDG, S.A.
Dawn Energy Produçao de energía Ltda. (2)	Portugal	Gas Natural Electricidad SDG, S.A.
Lantarón Energía S.L. (2)	Spain	Gas Natural Electricidad SDG, S.A.	La Propagadora del Gas, S.A.
Desarrollo del Cable, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Unión Fenosa Redes de Telecomunicación, S.L. (2)	Spain	Desarrollo del Cable
Unión Fenosa Redes de Telecomunicación, S.A.(Panama) (2)	Panama	Unión Fenosa Redes de Telecomunicación, S.L.	Empresa Distribuidora Electricidad Metro Oeste, S.A.
Unión Fenosa Redes de Telecomunicación, S.A. (Colombia) (2)	Colombia	Unión Fenosa Redes de Telecomunicación, S.L.	Electrificadora del Caribe, S.A., E.S.P.
Unión Fenosa Redes de Telecomunicación,S.A. (Guatemala) (2)	Guatemala	Unión Fenosa Redes de Telecomunicación, S.L.
Unión Fenosa Redes de Telecomunicación, S.A.(Nicaragua) (2)	Nicaragua	Unión Fenosa Redes de Telecomunicación, S.L.
Alliance, S.A.	Nicaragua	Unión Fenosa Redes de Telecomunicación, S.L.
Gas Natural Cegas S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Aprovisionamientos SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	Sagane, S.A.
Gas Natural Finance, BV (2)	Holland	Gas Natural SDG, S.A.
Holding Gas Natural, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural de Sao Paulo Sul, S.A. (2)	Brazil	Gas Natural, SDG, S.A.	Gas Natural Serviços, S.A.
Gas Natural International, Ltd. (2)	Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Natural RE, S.A.(2)	Luxemburg	Gas Natural International, Ltd.	Holding Gas Natural, S.A.
Administración y servicios ECAP, S.A. de C.V. (2)	Mexico	Gas Natural SDG, S.A.	Compañia Mexicana de Gerencia y Operación, S.A. de C.V.
Gas Natural Internacional SDG, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Natural Energy,S.A. (2)	Argentina	Gas Natural Internacional SDG, S.A.	La Propagadora del Gas, S.A.
CEG Rio, S.A. (2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.
Companhia Distribuidora de Gás do Rio de Janeiro S.A. (2)	Brazil	Gas Natural Internacional SDG, S.A.	Gas Natural SDG, S.A.
Gas Natural Commercialisation France, S.A.S. (2)	France	Gas Natural Internacional SDG
Gas Natural Puerto Rico, INC(2)	Puerto Rico	Gas Natural Internacional SDG, S.A.
Invergas, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.
Gas Natural Ban,S.A.(2)	Argentina	Invergas, S.A.	Gas Natural Argentina SDG, S.A.
Gas Natural Argentina SDG,S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.
Gas Natural do Brasil S.A. (2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural Servicios SDG, S.A.
Gas Natural Serviços, S.A. (2)	Brazil	Gas Natural Internacional, SDG, S.A.	Gas Natural do Brasil S.A.
Gas Natural México, S.A. de CV (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.
Comercializadora Metrogas S.A. de CV (2)	Mexico	Gas Natural México, S.A. de C.V.	Sistemas de Administración y Servicios, S.A. de C.V.
Adm. Servicios Energía México, S.A. de CV (2)	Mexico	Comercializadora Metrogas S.A. de C.V.
Energía y Confort Admón. de Personal, S.A. de CV (2)	Mexico	Gas Natural México, S.A. de C.V.	Gas Natural Internacional SDG, S.A.
Gas Natural Servicios, S.A. de C.V. (2)	Mexico	Gas Natural México, S.A. de C.V.	Gas Natural Internacional SDG, S.A.
Gas Natural Vehicular del Norte A en P (3)	Mexico	Gas Natural Servicios, S.A. de C.V.	Gas Natural Internacional SDG, S.A.
Transnatural, SRL de C.V.	Mexico	Gas Natural México, S.A. de CV
CH4 Energía, S.A. de C.V.	Mexico	Gas Natural México, S.A. de CV
Gas Natural Vendita Italia, S.P.A. (2)	Italy	Gas Natural Internacional SDG, S.A.
Gas Natural Distribuzione S.P.A. (2)	Italy	Gas Natural Internacional SDG, S.A.
Cetraro Distribuzione Gas, S.R.L. (2)	Italy	Gas Natural Distribuzione S.P.A.
Albidona Distribuzione Gas, S.R.L.	Italy	Gas Natural Distribuzione S.P.A.
Gas Natural Italia, S.P.A. (2)	Italy	Gas Natural Internacional SDG, S.A.
Gas Natural Rigassificazione Italia, S.P.A. (2)	Italy	Gas Natural Internacional SDG, S.A.
Sistemas Administración y Servicios, S.A. de C.V. (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural SDG, S.A.
Natural Servicios, S.A. (2)	Argentina	Gas Natural Internacional, SDG, S.A.
Serviconfort Colombia S.A. (2)	Colombia	Gas Natural Internacional, SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural, S.A. E.S.P. (2)	Colombia	Gas Natural Internacional, SDG, S.A.
Gas Natural Cundiboyacense, S.A. E.S.P. (2)	Colombia	Gas Natural, S.A. ESP
Gas Natural del Oriente, S.A. E.S.P. (2)	Colombia	Gas Natural, S.A. ESP
Gas Natural Servicios Colombia, Ltda. (2)	Colombia	Gas Natural, S.A. ESP
Portal del Instalador, S.A. (2)	Spain	Gas Natural Informática S.A.	Repsol YPF, S.A.
Central Anahuac, S.A. de C.V. (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.
Controladora del Golfo, S.A. de C.V. (2)	Mexico	Gas Natural Internacional, SDG, S.A.
Central Lomas del Real, S.A. de C.V. (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Gas Natural Internacional, SDG, S.A.
Central Saltillo, S.A. de C.V. (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.

APPENDIX I

		% of Total Participation		Amount in Millions of Euros
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned (5)

Production of wind power	P.C.	9.99	33.30	3.0	1.4	1.9	—	0.6
Production of wind power	P.C.	7.50	25.00	0.1	—	—	—	—
Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Production of wind power	P.C.	30.01	60.00	—	—	—	—	—
Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Production of wind power	P.C.	15.01	50.00	—	—	—	—	—
Production of wind power	P.C.	15.01	50.00	—	—	—	—	—
Production of wind power	P.C.	12.00	40.00	0.1	—	—	—	—
Production of wind power	P.C.	18.01	60.00	—	—	—	—	—
Production of wind power	P.C.	16.21	54.00	—	—	—	—	—
Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Production of wind power	P.C.	30.01	100.00	—	—	—	—	—
Electricity cogeneration	P.C.	30.01	100.00	—	—	—	—	—
Telecommunications	P.C.	30.01	100.00	21.1	20.6	11.3	—	15.9
Telecommunications	P.C.	30.01	100.00	3.6	8.4	6.7	—	5.6
Telecommunications	P.C.	27.07	90.20	2.0	1.2	1.8	—	1.4
Telecommunications	P.C.	26.34	87.76	0.6	1.6	2.1	—	1.1
Telecommunications	P.C.	30.01	100.00	0.4	2.0	1.8	—	1.3
Telecommunications	P.C.	30.01	100.00	0.2	0.5	0.3	—	0.3
Telecommunications	P.C.	14.98	49.90	0.3	0.1	0.2	—	0.1
Distribution of gas	P.C.	29.92	99.70	25.4	68.2	26.4	—	35.9
Supply of natural gas	P.C.	30.01	100.00	0.6	20.1	31.3	—	15.6
Finance	P.C.	30.01	100.00	—	2.0	0.5	—	0.8
Portfolio company	P.C.	30.01	100.00	0.3	0.2	—	—	0.2
Distribution of gas	P.C.	30.01	100.00	357.6	(140.9)	24.8	(13.9)	68.3
Finance	P.C.	30.01	100.00	25.4	7.5	1.2	—	10.2
Insurance	P.C.	30.01	100.00	3.2	13.5	5.4	—	6.6
Services	P.C.	30.01	100.00	—	—	—	—	—
Portfolio company	P.C.	30.01	100.00	349.5	120.8	27.3	—	149.3
Marketing of gas	F.C.	30.01	100.00	0.2	(0.4)	1.7	—	0.5
Distribution of gas	P.C.	17.89	59.60	34.4	42.7	25.9	(26.1)	13.8
Distribution of gas	P.C.	16.27	54.20	178.2	150.9	87.1	(66.5)	56.9
Marketing of gas	P.C.	30.01	100.00	—	1.2	10.6	—	3.5
Portfolio company	P.C.	30.01	100.00	0.9	(0.4)	(0.4)	—	—
Portfolio company	P.C.	30.01	100.00	48.9	60.0	0.6	(13.4)	28.8
Distribution of gas	P.C.	21.01	70.00	214.7	(138.3)	9.8	—	18.1
Portfolio company	P.C.	30.01	100.00	105.0	(23.6)	0.2	—	24.5
Production and marketing of electricity	P.C.	30.01	100.00	0.6	(2.3)	(0.3)	—	(0.6)
Services	P.C.	30.01	100.00	2.1	3.4	(0.4)	—	1.5
Distribution of gas	P.C.	26.05	86.80	470.7	(184.7)	11.2	—	77.4
Distribution of gas	P.C.	26.05	86.80	128.1	(77.2)	5.1	—	14.6
Services	P.C.	26.05	86.80	—	(0.3)	—	—	(0.1)
Services	P.C.	26.11	87.00	—	0.4	0.3	—	0.2
Services	P.C.	26.05	86.80	6.1	0.2	0.8	—	1.8
Distribution of gas	P.C.	13.29	44.30	0.7	(0.2)	—	—	0.1
Marketing of gas and transport	P.C.	13.02	43.40	10.4	(23.8)	(4.8)	—	(2.4)
Marketing of gas and transport	P.C.	13.02	43.40	0.6	2.6	1.1	—	0.6
Marketing of gas	P.C.	30.01	100.00	2.1	5.9	1.0	—	2.7
Distribution of gas	P.C.	30.01	100.00	33.1	146.8	9.2	—	56.8
Marketing of gas and transport	P.C.	18.01	60.00	0.2	—	—	—	—
Marketing of gas and transport	P.C.	18.01	60.00	0.3	—	—	—	0.1
Portfolio company	P.C.	30.01	100.00	0.1	0.5	—	—	0.2
Regasification of gas	P.C.	30.01	100.00	11.1	—	(0.2)	—	3.3
Services	P.C.	26.11	87.00	—	0.2	—	—	0.1
Gas installation work	P.C.	30.01	100.00	2.1	(0.9)	0.2	—	0.4
Services	P.C.	30.01	100.00	0.2	0.1	0.2	—	0.2
Distribution of gas	P.C.	17.74	59.10	10.9	139.4	84.7	—	41.7
Distribution of gas	P.C.	13.75	45.80	1.1	11.1	5.8	—	2.5
Distribution of gas	P.C.	9.66	32.20	9.2	23.5	11.2	(9.4)	3.3
Distribution of gas	P.C.	17.71	59.00	0.3	1.3	0.5	—	0.4
Services	P.C.	25.51	85.00	1.3	0.3	0.3	—	0.5
Electricity cogeneration	P.C.	30.01	100.00	218.1	(68.8)	5.5	—	46.5
Electricity cogeneration	P.C.	30.01	100.00	122.7	(0.5)	(33.7)	—	26.6
Electricity cogeneration	P.C.	30.01	100.00	22.3	118.0	13.2	—	46.1
Electricity cogeneration	P.C.	30.01	100.00	141.3	(38.5)	7.8	—	33.2

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other Shareholders (1)

Central Vallehermoso,S.A. de CV (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.
Compañía Mexicana de Gerencia y Operación, S.A. de CV (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A. de C.V.
Electricidad Aguila de Altamira, S.A. de CV (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A.de C.V.
Gasoducto del Río, S.A.de CV (2)	Mexico	Gas Natural Internacional, SDG, S.A.	Controladora del Golfo, S.A.de C.V.
Torre Marenostrum, S.A. (3)	Spain	Gas Natural SDG, S.A.
Central Térmica la Torrecilla, S.A.	Spain	Gas Natural SDG, S.A.
Gas Natural Capital Markets, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural Comercial SDG,S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Petroleum Oil & Gas España, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Gas Natural S.U.R. SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.
GEM Distribución Gas 2. S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
GEM Sum. Gas 2. S.L.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
GEM Sum. SUR 2. S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
GEM Serv. Comunes 2. S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Biogás doña Juana, S.A. E.S.P	Spain	Gas Natural SDG, S.A.
Ensafeca Holding Empresarial, S.L.(3)	Spain	Gas Natural SDG, S.A.
Unión Fenosa Minería, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Lignitos de Meirama, S.A. (2)	Spain	Unión Fenosa Minería	La Propagadora del Gas, S.A.
Pizarras Mahide,S.L. (2)	Spain	Lignitos de Meirama, S.A.	La Propagadora del Gas, S.A.
Unión Fenosa South Africa Coal (Proprietary), Ltd. (2)	South Africa	Unión Fenosa Minería, B.V.
Kangra Coal (Proprietary), Ltd. (2)	South Africa	Unión Fenosa South Africa Coal (PTY), LTD
Unión Fenosa Minería B.V. (2)	Netherlands	Unión Fenosa Minería
Unión Fenosa Comercial, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Unión Fenosa Distribución, S.A.(2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Electra del Jallas, S.A. (2)	Spain	Unión Fenosa Distribucíon, S.A.
Hidroeléctrica Ntra. Sra. de la Soledad de Tendilla y Lupiana, S.L. (2)	Spain	Unión Fenosa Distribucíon, S.A.
Electrica Conquense, S.A.	Spain	Unión Fenosa Distribucíon, S.A.
Barras Eléctricas Galaico Asturianas, S.A.	Spain	Unión Fenosa Distribucíon, S.A.
Unión Fenosa Internacional, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Unión Fenosa Generación México, S.A. de C.V. (2)	Mexico	Unión Fenosa Internacional, S.A.	La Propagadora del Gas, S.A.
Unión Fenosa México, B.V. (2)	Netherlands	Unión Fenosa Internacional, S.A.
Unión Fenosa Operacion México, S.A. de C.V. (2)	Mexico	Unión Fenosa México, B.V.	La Propagadora del Gas, S.A.
Zemer Energia,S.A. de C.V. (2)	Mexico	Unión Fenosa México, B.V.
Unión Fenosa México, S.A. de C.V. (2)	Mexico	Unión Fenosa México, B.V.	La Propagadora del Gas, S.A.
Fuerza y Energia de Hermosillo, S.A. de C.V. (2)	Mexico	Unión Fenosa México, S.A. de CV	La Propagadora del Gas, S.A.
Fuerza y Energia de Naco Nogales, S.A. de C.V. (2)	Mexico	Unión Fenosa México, S.A. de CV	Unión Fenosa Internacional, S.A.
Fuerza y Energia de Tuxpan, S.A. de C.V. (2)	Mexico	Unión Fenosa México, S.A. de CV	Unión Fenosa Internacional, S.A.
Fuerza y Energia de Norte Durango, S.A. de C.V. (2)	Mexico	Unión Fenosa México, S.A. de CV	La Propagadora del Gas, S.A.
Fuerza y Energía BII Hioxo, S.A.de C.V. (2)	Mexico	Unión Fenosa México, S.A. de CV	La Propagadora del Gas, S.A.
Electrificadora del Caribe S.A. E.S.P. (2)	Colombia	Unión Fenosa Internacional, S.A.	Union Fenosa Distribucion Colombia B.V.
Energía Social de la Costa S.A.E.S.P. (2)	Colombia	Electrificadora del Caribe, S.A., E.S.P.	Energía Empresarial de la Costa, S.A., E.S.P
Energía Empresarial de la Costa, S.A., E.S.P. (2)	Colombia	Electrificadora del Caribe, S.A., E.S.P.	Unión Fenosa Redes de Telecomunicación, S.A. Colombia
Electricaribe Mipymes de Energía, S.A. E.S.P. (2)	Colombia	Electrificadora del Caribe, S.A., E.S.P.	Energía Empresarial de la Costa, S.A., E.S.P
Electrocosta Mipymes de Energía, S.A. E.S.P. (2)	Colombia	Electrificadora del Caribe, S.A., E.S.P.	Energía Empresarial de la Costa, S.A., E.S.P
Almar Ccs,S.A. (2)	Costa Rica	Unión Fenosa Internacional, S.A.
Unión Fenosa Generadora Torito, S.A. (2)	Costa Rica	Unión Fenosa Internacional, S.A.
Unión Fenosa Generadora La Joya, S.A. (2)	Costa Rica	Unión Fenosa Internacional, S.A.
Empresa Distribuidora de Electricidad Chiriqui, S.A. (2)	Panama	Unión Fenosa Internacional, S.A.
Empresa Distribuidora de Electricidad Metro Oeste, S.A. (2)	Panama	Unión Fenosa Internacional, S.A.
Energía y Servicios de Panamá, S.A. (2)	Panama	Unión Fenosa Internacional, S.A.
Unión Fenosa Generación Panamá, S.A. (2)	Panama	Unión Fenosa Internacional, S.A.
Distribuidora de Electricidad de Occidente, S.A. (2)	Guatemala	Unión Fenosa Internacional, S.A.
Distribuidora de Electricidad de Oriente, S.A. (2)	Guatemala	Unión Fenosa Internacional, S.A.
Comercializadora Guatemalteca Mayorista de Electricidad, S.A. (2)	Guatemala	Unión Fenosa Internacional, S.A.
Redes Eléctricas de Centroamérica, S.A. (2)	Guatemala	Unión Fenosa Internacional, S.A.
Generación Limpia Guatemala, S.A. (2)	Guatemala	Unión Fenosa Internacional, S.A.
Distribuidora de Electricidad del Norte, S.A.(2)	Nicaragua	Unión Fenosa Internacional, S.A.	La Propagadora del Gas, S.A.
Distribuidora de Electricidad del Sur, S.A.(2)	Nicaragua	Unión Fenosa Internacional, S.A.	La Propagadora del Gas, S.A.
Red Unión Fenosa, S.A.(2)	Moldavia	Unión Fenosa Internacional, S.A.
Unión Fenosa Distribución Colombia B.V. (2)	Netherlands	Unión Fenosa Internacional, S.A.
Caribe Capital B.V. (2)	Netherlands	Unión Fenosa Internacional, S.A.
Generadora Palamara La Vega,S.A. (2)	Dominican Republic	Caribe Capital B.V.	Unión Fenosa Internacional, S.A.
Inversiones Hermill, S.A. (2)	Dominican Republic	Generadora Palamara La Vega, S.A.	Unión Fenosa Internacional, S.A.
First Independent Power (Kenya), Ltd. (2)	Kenya	Unión Fenosa Internacional, S.A.
Iberáfrica Power Ltd. (2)	Kenya	First Independent Power Kenya, Ltd.
Distribuidora Eléctrica de Caribe, S.A.(Panamá) (2)	Panama	Unión Fenosa Internacional, S.A.
Aplicaciones y Desarrollos Profesionales Nuevo Milenio, S.L. (2)	Spain	Unión Fenosa Internacional, S.A.	La Propagadora del Gas, S.A.
Socoin Ingeniería y Construcción Industrial, S.L.U. (2)	Spain	Gas Natural SDG, S.A.
Socoin México,S.A. de C.V. (2)	Mexico	Socoin Ingeniería y Construcción Industrial, S.L.U	La Propagadora del Gas, S.A.
Soluziona, S.A. (Bolivia) (2)	Bolivia	Socoin Ingeniería y Construcción Industrial, S.L.U	La Propagadora del Gas, S.A.

APPENDIX I

		% of Total Participation		Amount in Millions of Euros
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned (5)

Electricity cogeneration	P.C.	30.01	100.00	28.3	149.4	13.4	—	57.4
Electricity cogeneration	P.C.	30.01	100.00	—	0.6	0.2	—	0.2
Electricity cogeneration	P.C.	30.01	100.00	152.7	(44.8)	1.4	—	32.8
Electricity cogeneration	P.C.	30.01	100.00	2.7	7.6	2.6	—	3.9
Real Estate	E.M.	13.50	45.00	5.3	14.2	(0.2)	—	2.6
Electricity cogeneration	P.C.	15.01	50.00	1.2	—	—	—	0.2
Finance	P.C.	30.01	100.00	0.1	0.2	1.7	—	0.6
Marketing of electricity	P.C.	30.01	100.00	4.3	4.9	3.0	—	3.7
Exploration of oil and gas	P.C.	30.01	100.00	3.9	51.2	(5.5)	—	14.9
Marketing of natural gas, electricidad and Energy management	P.C.	30.01	100.00	1.9	(7.6)	33.9	(20.0)	2.5
Distribution of gas	P.C.	30.01	100.00	0.1	—	—	—	—
Distribution of gas	P.C.	30.01	100.00	2.0	—	—	—	0.6
Distribution of gas	P.C.	30.01	100.00	2.0	—	—	—	0.6
Services	P.C.	30.01	100.00	—	—	—	—	—
Treatment and Advancement of biogas	P.C.	14.95	49.80	2.1	0.9	(0.1)	—	0.4
Holding	E.M.	5.56	18.52	7.7	2.0	0.4	—	0.6
Mining Industry	P.C.	30.01	100.00	10.7	167.1	8.3	—	55.8
Mining Industry	P.C.	30.01	100.00	23.1	11.5	3.5	—	11.4
Mining Industry	P.C.	30.01	100.00	1.2	(0.2)	1.0	—	0.6
Holding	P.C.	30.01	100.00	—	51.9	0.7	—	15.8
Mining Industry	P.C.	21.01	70.01	—	59.2	32.5	—	19.3
Holding	P.C.	30.01	100.00	—	142.2	0.4	—	42.8
Marketing of electricity	P.C.	30.01	100.00	10.4	31.6	69.3	—	33.4
Distribution of electricity	P.C.	30.01	100.00	360.6	464.2	209.3	(202.8)	249.5
Distribution of electricity	P.C.	29.99	99.92	0.2	36.1	4.0	—	12.1
Distribution of electricity	P.C.	30.01	100.00	—	0.1	—	—	0.1
Energy	P.C.	13.93	46.41	3.1	2.2	0.8	—	0.9
Energy	P.C.	13.49	44.94	15.7	47.1	7.1	—	9.4
Portfolio company	P.C.	30.01	100.00	174.3	85.6	371.7	—	189.5
Services	P.C.	30.01	100.00	0.1	(1.0)	0.2	—	(0.2)
Holding	P.C.	30.01	100.00	128.2	129.8	0.8	(0.9)	77.4
Professional services	P.C.	30.01	100.00	—	0.4	0.1	—	0.2
Electricity cogeneration	P.C.	15.01	50.00	—	(0.5)	(0.3)	—	(0.1)
	P.C.	30.01	100.00	296.8	(45.2)	(11.7)	—	72.0
Electricity cogeneration	P.C.	30.01	100.00	49.2	(8.6)	3.3	—	13.2
Electricity cogeneration	P.C.	30.01	100.00	131.1	(51.0)	(5.2)	—	22.5
Electricity cogeneration	P.C.	30.01	100.00	156.3	(32.4)	27.7	—	45.5
Electricity cogeneration	P.C.	30.01	100.00	53.7	(7.2)	(0.7)	—	13.7
Electricity cogeneration	P.C.	30.01	100.00	11.0	(9.3)	(0.8)	—	0.3
Distribution of electricity	P.C.	24.40	81.32	789.0	(275.5)	25.2	—	131.5
Marketing of electiricity	P.C.	24.40	81.32	0.8	—	(2.2)	—	(0.4)
Marketing of electiricity	P.C.	24.40	81.32	0.1	—	1.4	—	0.4
Distribution of electricity	P.C.	24.40	81.32	0.6	1.1	(15.5)	—	(3.4)
Distribution of electricity	P.C.	24.41	81.33	—	(2.5)	—	—	(0.6)
Services	P.C.	30.01	100.00	—	0.3	—	—	0.1
Distribution of electricity	P.C.	19.51	65.00	—	3.1	—	—	0.6
Distribution of electricity	P.C.	19.51	65.00	26.2	(7.7)	4.8	—	4.5
Distribution of electricity	P.C.	15.31	51.00	17.6	(2.6)	8.0	—	3.5
Distribution of electricity	P.C.	15.31	51.00	71.4	(7.8)	18.3	—	12.5
Distribution of electricity	P.C.	15.31	51.00	9.0	1.2	4.8	—	2.3
Electricity cogeneration	P.C.	30.01	100.00	—	—	—	—	—
Distribution of electricity	P.C.	27.26	90.83	8.2	0.3	10.8	—	5.3
Distribution of electricity	P.C.	27.86	92.84	14.4	(3.2)	7.7	—	5.3
Marketing of electricity	P.C.	30.00	99.96	—	1.0	0.2	—	0.4
Distribution of electricity	P.C.	30.01	100.00	2.4	0.4	0.1	—	0.9
Distribution of electricity	P.C.	30.01	100.00	5.6	(0.4)	0.2	—	1.6
Distribution of electricity	P.C.	26.50	88.30	73.9	(50.7)	7.6	—	8.2
Distribution of electricity	P.C.	26.93	89.75	60.1	(56.8)	2.4	—	1.5
Distribution of electricity	P.C.	28.19	93.93	7.1	90.3	15.6	—	31.8
Holding	P.C.	30.01	100.00	—	131.2	108.8	—	72.0
Holding	P.C.	30.01	100.00	—	251.9	8.0	(7.8)	75.7
Electricity cogeneration	P.C.	30.01	100.00	4.1	63.8	10.0	—	23.4
Real Estate	P.C.	30.01	100.00	1.4	(0.4)	—	—	0.3
Holding	P.C.	26.89	89.59	3.9	6.7	—	—	2.8
Electricity cogeneration	P.C.	21.51	71.66	15.7	2.1	0.4	—	3.9
Holding	P.C.	30.01	100.00	109.7	(24.8)	13.0	(12.6)	25.6
Holding	P.C.	30.01	100.00	31.8	(12.0)	14.1	—	10.2
Professional services	P.C.	30.01	100.00	1.0	33.2	5.3	—	11.8
Professional services	P.C.	30.01	100.00	—	(3.0)	0.5	—	(0.7)
Professional services	P.C.	30.01	100.00	0.1	0.1	—	—	—

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other Shareholders (1)

Socoinve, C.A. (2)	Venezuela	Socoin Ingeníeria y Construcción Industrial, S.L.U
Soluziona Technical Services, Llc. (2)	Egypt	Socoin Ingeníeria y Construcción Industrial, S.L.U	Operación y Mantenimiento Energy S.A.
Socoin, S.A.(Panamá) (2)	Panama	Socoin Ingeníeria y Construcción Industrial, S.L.U
Socoin, S.A.(Guatemala) (2)	Guatemala	Socoin Ingeníeria y Construcción Industrial, S.L.U	Unión Fenosa Redes de Telecomunicacion, S.A.Guatema
Socoin Colombia, S.A.U. (2)	Colombia	Socoin Ingeníeria y Construcción Industrial, S.L.U
Ghesa Ingeniería y Tecnología, S.A.	Spain	Socoin Ingeníeria y Construcción Industrial, S.L.U
Operación y Mantenimiento Energy, S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas,S.A.
Operación y Mantenimiento Energy Dominicana, S.A.(2)	Dominican Republic	Operación y Mantenimiento Energy S.A.	Gas Natural SDG, S.A.
Operación y Mantenimiento Energy Costa Rica, S.A. (2)	Costa Rica	Operación y Mantenimiento Energy S.A.
Operación y Mantenimiento Energy Madagascar, S.A.R.L.U. (2)	Madagascar	Operación y Mantenimiento Energy S.A.
Saudi Soluziona Company for Maintenance and operation, Ltd. (2)	Saudi Arabia	Operación y Mantenimiento Energy S.A.	Socoin Ingeniería y Construcción Industrial, S.L.U
Compañia Española de Industrias Electroquímicas, S.A. (2)	Spain	Gas Natural SDG, S.A.
Cedifil Cored Wire, S.L. (2)	Spain	Cía. Española de Industrias Electroquímicas S.A.	La Propagadora del Gas, S.A.
General de Edificios y Solares, S.L. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Hotel de Naturaleza Tambre, S.L.(2)	Spain	General de Edificios y Solares, S.L.	La Propagadora del Gas, S.A.
Arte Contemporáneo y Energía, A.I.E. (2)	Spain	Gas Natural SDG, S.A.	Unión Fenosa Distribución, S.A.
Clover Financial and Treasury Services, Ltd. (2)	Ireland	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Union Fenosa Preferentes, S.A. (2)	Spain	Gas Natural SDG, S.A.
Ufacex Uk Holdings, Ltd. (2)	United Kingdom	Gas Natural SDG, S.A.
Unión Fenosa Financial Services Usa, Llc. (2)	United States	Gas Natural SDG, S.A.
Unión Fenosa Financiación,S.A. (2)	Spain	Gas Natural SDG, S.A.	La Propagadora del Gas, S.A.
Unión Fenosa Finance, B.V. (2)	Netherlands	Gas Natural SDG, S.A.
Limeisa International Coal B.V. (2)	Netherlands	Gas Natural SDG, S.A.
Unión Fenosa International B.V. (2)	Netherlands	Gas Natural SDG, S.A.
Unión Fenosa Chile Limitada (2)	Chile	Unión Fenosa International B.V.	La Propagadora del Gas, S.A.
Unión Fenosa Renovables Limitada (Chile) (2)	Chile	Unión Fenosa Chile Limitada	La Propagadora del Gas, S.A.
Unión Fenosa Energías Renovables Chile, S.A. (2)	Chile	Unión Fenosa Renovables Limitada (Chile)
Unión Fenosa Wind Australia Pty, Ltd. (2)	Australia	Unión Fenosa International B.V.
Hawkesdale development Pty, Ltd. (2)	Australia	Unión Fenosa Wind Australia PTY, LTD
Ryan Corner development Pty, Ltd. (2)	Australia	Unión Fenosa Wind Australia PTY, LTD
Crookwell development Pty, Ltd. (2)	Australia	Unión Fenosa Wind Australia PTY, LTD
Unión Fenosa Gas, S.A.	Spain	Gas Natural SDG, S.A.
Gas Directo, S.A.	Spain	UF Gas
Gasifica, S.A.	Spain	UF Gas	Gas Natural SDG, S.A.
Regasificadora del Noroeste, S.A. (3)	Spain	Gasifica S.A.
Nueva Electricidad del Gas, S.A.U.	Spain	UF Gas
Spanish Egiptian Gas Company, S.A.E.	Egypt	UF Gas	Unión Fenosa Internacional, S.A.
Segas Services, S.A.E.	Egypt	Spanish Egiptian Gas Company SAE	Operación y Mantenimiento Energy S.A.
Unión Fenosa Gas Comercializadora, S.A.	Spain	UF Gas	La Propagadora del Gas, S.A.
Unión Fenosa Gas Exploración y Producción,S.A.	Spain	UF Gas
Infraestructura de Gas, S.A.	Spain	UF Gas
Planta de Regasificación de Sagunto, S.A.	Spain	Infraestruc de Gas S.A.
Qalhat LNG, S.A.O.C. (3)	Oman	UF Gas
Unión Fenosa Gas Infraestructures BV	Holland	UF Gas
Palawan Sulu Sea Gas, Inc.	The Philippines	Unión Fenosa Gas Infraestructures BV
Nueva Generadora del Sur, S.A.	Spain	Gas Natural SDG, S.A.
Sociedad Gallega do Medio Ambiente, S.A. (3)	Spain	Generación Peninsular, S.L.
Toledo PV A.E.I.E	Spain	Gas Natural SDG, S.A.
Centrales Nucleares Almaraz–Trillo, A.I.E	Spain	Gas Natural SDG, S.A.
Barras Eléctricas Generación, S.L.	Spain	Gas Natural SDG, S.A.
Enel Unión Fenosa Renovables, S.A.	Spain	Gas Natural SDG, S.A.
Áridos Energías Especiales, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Azucarera Energías, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Boiro Energía, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Barbao, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Parque Eólico Belmonte, S.A.	Spain	Barbao S.A.
Cogeneración del Noroeste, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Depuración, destilación y reciclaje, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Ambientales, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Ambientales de Novo, S.A.	Spain	Energías Ambientales S.A.
Energías Ambientales de Somozas, S.A.	Spain	Energías Ambientales S.A.	Enel Unión Fenosa Renovables, S.A.
Energías Ambientales de Vimianzo, S.A.	Spain	Energías Ambientales S.A.
Societat Eòlica de l’Enderrocada, S.A.	Spain	Energías Ambientales S.A.
Energías Especiales Alcoholeras, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales Alto Ulla, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales Andalucía, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Andaluza de Energía Solar Primera, S.L.	Spain	Energías Especiales Andalucía S.L.
Andaluza de Energía Solar Tercera, S.L.	Spain	Energías Especiales Andalucía S.L.
Andaluza de Energía Solar Cuarta, S.L.	Spain	Energías Especiales Andalucía S.L.
Andaluza de Energía Solar Quinta, S.L.	Spain	Energías Especiales Andalucía S.L.

APPENDIX

		% of Total Participation		Amount in Millions of Euros
Line of Business	Method of consolidation (4)	% de Direct Ownership	% of Control (5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned (5)

Professional services	P.C.	30.01	100.00	—	0.1	0.2	—	0.1
Professional services	P.C.	30.01	100.00	—	0.1	—	—	—
Professional services	P.C.	30.01	100.00	—	0.2	0.2	—	0.1
Professional services	P.C.	30.01	100.00	0.1	0.2	0.2	—	0.2
Professional services	P.C.	30.01	100.00	—	—	0.1	—	—
Professional services	P.C.	12.36	41.18	4.1	16.4	7.0	—	3.4
Professional services	P.C.	30.01	100.00	0.2	6.2	1.0	—	2.2
Professional services	P.C.	30.01	100.00	—	4.3	0.4	—	1.4
Professional services	P.C.	30.01	100.00	0.1	0.1	0.1	—	0.1
Professional services	P.C.	30.01	100.00	—	0.1	0.1	—	—
Professional services	P.C.	30.01	100.00	0.1	—	0.2	—	0.1
Services	P.C.	29.56	98.48	3.2	7.7	0.1	—	3.3
Services	P.C.	29.56	98.48	4.3	—	—	—	1.3
Real Estate	P.C.	30.01	100.00	33.7	71.4	(17.1)	—	26.4
Services	P.C.	30.01	100.00	—	(0.3)	—	—	(0.1)
Services	P.C.	30.01	100.00	0.1	—	—	—	—
Finance	P.C.	30.01	100.00	0.1	542.4	40.4	(35.7)	164.2
Finance	P.C.	30.01	100.00	0.1	726.8	21.2	(16.9)	219.4
Finance	P.C.	30.01	100.00	22.9	(18.8)	0.1	—	1.2
Finance	P.C.	30.01	100.00	—	0.3	0.1	—	0.1
Finance	P.C.	30.01	100.00	0.5	5.9	31.4	—	11.3
Finance	P.C.	30.01	100.00	0.3	1.6	0.8	(0.2)	0.7
Holding	P.C.	30.01	100.00	—	(0.2)	76.8	(76.6)	—
Holding	P.C.	30.01	100.00	—	12.3	(1.0)	—	3.4
Holding	P.C.	30.01	100.00	3.6	0.4	(0.1)	—	1.2
Holding	P.C.	30.01	100.00	3.6	0.4	—	—	1.2
Distribution of electricity	P.C.	24.01	80.00	1.0	0.8	(0.4)	—	0.3
Holding	P.C.	26.19	87.25	8.2	0.1	(0.7)	—	2.0
Energy	P.C.	26.19	87.25	1.0	0.1	—	—	0.3
Energy	P.C.	26.19	87.25	1.8	0.2	—	—	0.5
Energy	P.C.	26.19	87.25	2.3	0.2	—	—	0.7
Gas	P.C.	15.01	50.00	32.8	463.9	210.0	(128.9)	86.7
Gas	P.C.	9.00	30.00	6.7	—	0.3	—	0.6
Gas	P.C.	16.51	55.00	2.0	8.0	—	—	1.6
Gas	E.M.	3.48	11.60	55.0	9.0	89.0	(2.0)	5.3
Gas	P.C.	15.01	50.00	9.0	(3.0)	(1.0)	—	0.8
Gas	P.C.	12.00	40.00	348.7	(105.7)	34.7	—	33.3
Gas	P.C.	12.21	40.70	0.7	0.1	0.1	—	0.1
Gas	P.C.	15.01	50.00	2.3	16.1	11.2	—	4.4
Gas	P.C.	15.01	50.00	0.1	0.1	(0.1)	—	—
Gas	P.C.	12.75	42.50	0.3	6.7	0.1	—	0.9
Gas	P.C.	6.40	21.30	1.5	15.6	16.1	—	2.1
Gas	E.M.	1.10	3.68	48.0	3.0	9.0	—	0.7
Gas	P.C.	15.01	50.00	—	5.4	(0.1)	—	0.8
Gas	P.C.	15.01	50.00	0.1	5.3	(0.2)	—	0.8
Energy	P.C.	15.01	50.00	96.0	39.1	15.8	—	22.6
RSU Gestion	E.M.	14.71	49.00	32.0	8.8	—	—	6.0
Energy	P.C.	10.00	33.33	—	0.3	0.3	—	0.1
Energy	P.C.	5.80	19.33	—	—	—	—	—
Energy	P.C.	13.50	44.99	1.4	1.7	0.2	—	0.4
Energy	P.C.	15.01	50.00	32.5	98.5	29.5	—	24.1
Energy	P.C.	6.16	20.53	0.6	(0.3)	0.3	—	0.0
Energy	P.C.	6.00	20.00	0.6	3.8	(1.7)	—	0.2
Energy	P.C.	6.00	20.00	0.6	2.4	2.4	—	0.3
Energy	P.C.	15.01	50.00	0.3	0.3	0.3	—	0.1
Energy	P.C.	7.53	25.08	0.1	3.4	—	—	0.3
Energy	P.C.	6.00	20.00	3.6	2.6	3.3	—	0.6
Energy	P.C.	6.00	20.00	0.6	0.5	0.9	—	0.1
Energy	P.C.	5.00	16.67	16.0	2.4	0.1	—	0.9
Energy	P.C.	5.00	16.67	2.0	0.4	1.0	—	0.2
Energy	P.C.	6.79	22.63	1.3	0.2	2.0	(0.3)	0.2
Energy	P.C.	5.00	16.67	5.2	2.0	0.5	—	0.4
Energy	P.C.	4.00	13.33	5.7	0.8	0.9	—	0.3
Energy	P.C.	12.35	41.16	0.2	(0.9)	(0.9)	—	(0.2)
Energy	P.C.	15.01	50.00	9.3	(2.0)	0.8	—	1.2
Energy	P.C.	12.00	40.00	0.6	(0.4)	—	—	—
Energy	P.C.	9.12	30.40	—	—	—	—	—
Energy	P.C.	9.00	30.00	—	—	—	—	—
Energy	P.C.	9.12	30.40	—	—	—	—	—
Energy	P.C.	9.00	30.00	—	—	—	—	—

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other Shareholders (1)

Energías Especiales de Careón, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales de Extremadura, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales del Bierzo, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales Noroeste, S.A.U.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales Montes Castellanos, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales Peña Armada, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Renovables Montes de San Sebastián, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Eólica del Cordal de Montouto, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Eufer Renovables Ibéricas 2004. S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Parque Eólico Cabo Vilano, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Parque Eólico de San Andrés, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Parque Eólico de Capelada, A.I.E.	Spain	Enel Unión Fenosa Renovables S.A.
Parque Eólico Malpica, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Parques Eólicos Montes de las Navas, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Parque Eólico Sierra del Merengue, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Parque Eólico Padul, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Parque Eólico Espina, S.L.U.	Spain	Parque Eólico Padul, S.L.
Prius Enerólica, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Promociones Energéticas del Bierzo, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Proyectos Universitarios Energías Renovables, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Sistemas Energéticos Mañon Ortigueira, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Sociedad Gallega de Cogeneración, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Ufefys, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Eólica Galaico Asturiana, S.A.	Spain	Enel Unión Fenosa Renovables S.A.
Energía Termosolar de los Monegros, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales Valencianas, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Parque Eolico de Corullón, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Punta de lens Eólica Marina, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Punta de las Olas Eólica Marina, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Eufer Energías Especiais de Portugal, Unipessoal Lda.	Portugal	Enel Unión Fenosa Renovables S.A.
Eufer Caetano Energías Renovaveis, Lda.	Portugal	Eufer Energías Especiais de Portugal, Unipessoal L
Energias Especiales de Padul, S.L.U.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales Santa Bárbara, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales de Gata, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Energías Especiales Montes de Andaluciá, S.L.	Spain	Enel Unión Fenosa Renovables S.A.
Enerlasa, S.A. (3)	Spain	Enel Unión Fenosa Renovables S.A.
Energías de Villarubia, S.L. (3)	Spain	Enel Unión Fenosa Renovables S.A.
Sotavento Galicia, S.A. (3)	Spain	Enel Unión Fenosa Renovables S.A.
Tirmadrid, S.A. (3)	Spain	Enel Unión Fenosa Renovables S.A.
YPF, S.A.	Argentina	Repsol YPF, S.A.	Repsol YPF Capital/ CAVEANT/R.Exploración
YPF International, S.A.	Bolivia	YPF, S.A.	Repsol YPFBolivia/Repsol YPF E&P Bolivia
YPF Ecuador Inc.	Cayman Islands	YPF International, S.A.
YPF Guyana, Ltd.	Cayman Islands	YPF International, S.A.
YPF Holdings Inc.	United States	YPF, S.A.
CLH Holdings	United States	YPF Holdings Inc.
Tierra Solutions Inc.	United States	CLH Holdings
Maxus Energy Corporation	United States	YPF Holdings Inc.
Maxus US Exploration Co.	United States	Maxus Energy Corporation
Maxus International Energy Co.	United States	Maxus Energy Corporation
Gateway Coal Company	United States	Maxus Energy Corporation
Compañia Mega	Argentina	YPF, S.A.
Operadora de Estaciones de Servicio, S.A. OPESSA	Argentina	YPF, S.A.	Repsol YPF Gas, S.A.
YPF Inversora Energética, S.A.	Argentina	YPF, S.A.	Astra Evangelista, S.A.
Gas Argentino, S.A. (GASA)	Argentina	YPF Inversora Energética, S.A.
Metrogas, S.A.	Argentina	Gas Argentino, S.A. (GASA)
Oiltanking Ebytem, S.A.	Argentina	YPF, S.A.
A&C Pipeline Holding	Cayman Islands	YPF, S.A.
Oleoducto Transandino Argentino, S.A. (3)	Argentina	A&C Pipeline Holding
Oleoducto Trasandino Chile, S.A. (3)	Chile	A&C Pipeline Holding
Oleoducto Transandino Argentina Accs preferidas	Argentina	YPF, S.A.
Oleoducto Transandino Chile Acciones preferidas	Chile	YPF, S.A.	Repsol YPF Chile
Gasoducto del Pacifico Caiman	Cayman Islands	YPF, S.A.
Gasoducto del Pacifico Chile (Ordinarias)	Chile	Gasoducto del Pacifico Caiman
Gasoducto del Pacífico Argentina, S.A. (Ordinarias)	Argentina	Gasoducto del Pacifico Caiman
Gasoducto del Pacífico Argentina, S.A. (Preferidas)	Argentina	Gasoducto del Pacifico (Cayman) S.A.	YPF, S.A.
Profertil, S.A.	Argentina	YPF, S.A.
Refinerías del Norte, S.A. (REFINOR)	Argentina	YPF, S.A.
Terminales Marítimas Patagónicas, S.A.	Argentina	YPF, S.A.
Oleoductos del Valle, S.A. (OLDELVAL)	Argentina	YPF, S.A.
Poligas Luján, S.A.	Argentina	YPF, S.A.

APPENDIX I

		% of Total Participation		Amount in Millions of Euros
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned (5)

Energy	P.C.	11.55	38.50	0.3	0.1	0.7	—	0.1
Energy	P.C.	11.75	39.17	—	—	—	—	—
Energy	P.C.	7.50	25.00	1.6	1.0	0.9	—	0.3
Energy	P.C.	15.01	50.00	6.8	(0.1)	5.4	—	1.8
Energy	P.C.	15.01	50.00	6.7	(1.8)	0.2	—	0.8
Energy	P.C.	12.00	40.00	1.0	0.2	1.0	—	0.3
Energy	P.C.	15.01	50.00	2.5	(0.6)	0.4	—	0.3
Energy	P.C.	15.01	50.00	0.5	—	—	—	0.1
Energy	P.C.	15.01	50.00	15.7	(1.1)	3.2	—	2.7
Energy	P.C.	15.01	50.00	6.6	(1.7)	0.2	—	0.8
Energy	P.C.	12.30	41.00	0.6	2.0	1.7	—	0.5
Energy	P.C.	7.50	25.00	5.9	(1.7)	3.3	—	0.6
Energy	P.C.	5.31	17.71	1.0	0.3	0.4	—	0.1
Energy	P.C.	3.00	10.00	6.5	0.8	2.7	—	0.3
Energy	P.C.	7.50	25.00	—	—	—	—	—
Energy	P.C.	15.01	50.00	2.4	—	—	—	0.4
Energy	P.C.	15.01	50.00	—	—	—	—	—
Energy	P.C.	15.01	50.00	—	—	—	—	—
Energy	P.C.	7.50	25.00	—	0.2	0.1	—	—
Energy	P.C.	5.00	16.67	0.2	—	—	—	—
Energy	P.C.	14.41	48.00	2.0	2.1	0.4	—	0.7
Energy	P.C.	6.00	20.00	1.8	0.8	1.9	—	0.3
Energy	P.C.	6.00	20.00	0.3	1.1	(1.0)	—	—
Energy	P.C.	15.01	50.00	0.1	—	—	—	—
Energy	P.C.	12.00	40.00	0.4	—	—	—	—
Energy	P.C.	15.01	50.00	0.1	—	—	—	—
Energy	P.C.	15.01	50.00	1.0	—	—	—	0.1
Energy	P.C.	15.01	50.00	—	—	—	—	—
Energy	P.C.	15.01	50.00	—	—	—	—	—
Energy	P.C.	15.01	50.00	—	—	—	—	—
Energy	P.C.	7.65	25.50	—	—	—	—	—
Energy	P.C.	15.01	50.00	—	—	—	—	—
Energy	P.C.	15.01	50.00	—	—	—	—	—
Energy	P.C.	15.01	50.00	—	—	—	—	—
Energy	P.C.	15.01	50.00	—	—	—	—	—
Energy	E.M.	6.75	22.50	—	(1.3)	8.0	—	0.4
Energy	E.M.	3.00	10.00	1.0	(0.9)	—	—	—
Energy	E.M.	2.70	9.00	0.6	3.0	1.1	—	0.1
Energy	E.M.	2.80	9.32	16.8	5.9	8.8	—	—
Exploration and production of oil and gas	F.C.	84.04	84.04	3,777.1	(195.1)	497.8	—	3.428.7
Portfolio company	F.C.	84.04	100.00	114.6	(77.2)	7.9	—	38.1
Exploration and production of oil and gas	F.C.	84.04	100.00	0.7	(0.7)	—	—	—
Exploration and production of oil and gas	F.C.	84.04	100.00	—	(6.5)	5.5	—	(0.8)
Portfolio company	F.C.	84.04	100.00	562.6	(509.4)	(54.7)	—	(1.3)
Finance	F.C.	84.04	100.00	180.6	(185.5)	0.3	—	(3.8)
Other activities	F.C.	84.04	100.00	181.3	(186.1)	0.3	—	(3.8)
Exploration and production of oil and gas	F.C.	84.04	100.00	416.8	(492.1)	(55.0)	—	(109.5)
Exploration and production of oil and gas	F.C.	84.04	100.00	1.3	(121.3)	(53.2)	—	(145.5)
Other activities	F.C.	84.04	100.00	22.5	(27.3)	—	—	(4.0)
Other activities	F.C.	84.04	100.00	(7.9)	(0.2)	(0.2)	—	(6.9)
Fractionation of gas	P.C.	31.94	38.00	140.8	7.1	42.0	—	60.6
Marketing of oil and gas	F.C.	84.04	99.85	27.5	(4.6)	24.0	—	39.4
Portfolio company	F.C.	84.04	100.00	—	—	—	—	—
Portfolio company	E.M.	38.10	45.33	56.9	(96.3)	(17.4)	—	(21.6)
Distribution of gas	E.M.	26.67	70.00	104.5	(63.6)	(8.2)	—	8.7
Transport and storage of oil and gas	E.M.	25.21	30.00	8.1	(4.4)	7.6	—	2.8
Finance	E.M.	30.25	36.00	—	—	—	—	—
Construction and operation of oil pipelines	E.M.	30.25	100.00	—	—	—	—	—
Construction and operation of oil pipelines	E.M.	30.25	100.00	—	—	—	—	—
Construction and operation of oil pipelines	E.M.	30.25	36.00	31.2	(21.8)	(1.2)	—	2.5
Construction and operation of oil pipelines	E.M.	33.13	36.00	—	12.8	0.1	—	4.3
Finance	E.M.	8.40	10.00	—	—	—	—	—
Construction and operation of gas pipelines	E.M.	7.35	87.50	—	—	—	—	—
Construction and operation of gas pipelines	E.M.	7.35	87.50	—	—	—	—	—
Construction and operation of gas pipelines	E.M.	8.40	10.00	28.6	(18.4)	2.1	—	1.0
Production and sale of gas products	P.C.	42.02	50.00	247.1	(82.0)	60.0	—	94.6
Refining and marketing of oil products	P.C.	42.02	50.00	70.0	33.6	20.6	—	52.2
Logistics of oil derivative products	E.M.	27.86	33.15	10.0	12.0	8.8	—	8.6
Logistics of oil derivative products	E.M.	31.09	37.00	76.4	(41.8)	2.1	—	11.4
Bottling, transport and marketing of L.P.G.	F.C.	42.43	50.49	—	—	—	—	—

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Other Shareholders (1)

Astra Evangelista, S.A.	Argentina	YPF, S.A.	OPESSA
AESA Construcciones y Servicios	Brazil	Astra Evangelista, S.A.	YPF, S.A.
A– Evangelista, S.A. Sucursal	Uruguay
Adicor, S.A.	Uruguay	Astra Evangelista, S.A.
Gasoducto Oriental, S.A.	Argentina	Astra Evangelista, S.A.
Inversora Dock Sud, S.A.	Argentina	YPF, S.A.
Central Dock Sud, S.A.	Argentina	Inversora Dock Sud, S.A.	YPF, S.A.
Pluspetrol Energy, S.A.	Argentina	YPF, S.A.
Repsol YPF Chile, S.A.	Chile	Repsol YPF, S.A.	OPESSA
Repsol YPF Bolivia, S.A.	Bolivia	Repsol YPF, S.A.	R. Explorac./Rex. Perú/Rex. Colombia/ R.YPF E&P Bolivia
YPF B Andina, S.A. (Empresa Petrolera Andina, S.A.)	Bolivia	Repsol YPF Bolivia, S.A.
Transierra S.A.	Bolivia	YPF B Andina, S.A. (Empresa Petrolera Andina, S.A.)
Maxus Bolivia Inc.	Bolivia	Repsol YPF Bolivia, S.A.
Repsol YPF E&P de Bolivia, S.A.	Bolivia	Maxus Bolivia Inc.	R. YPF Bolivia, S.A. / Rex. Perú, S.A. / Rex. Colombia, S.A.
AESA Construcciones y Servicios Bolivia	Bolivia	Repsol YPF Bolivia, S.A.	R. YPF E&P de Bolivia, S.A. / Astra Evangelista
Repsol Brasil, S.A.	Brazil	Repsol YPF, S.A.	OPESSA
Transportadora Sul Brasileira do Gas, S.A.	Brazil	Repsol YPF Brasil, S.A.
Alberto Pasqualini REFAP, S.A.	Brazil	Repsol YPF Brasil, S.A.
Repsol YPF Importadora de Productos, Ltda.	Brazil	Repsol YPF Brasil, S.A.	Repsol Gas Brasil, S.A.
Servicios Logisticos Combustibles de Aviacion	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Repsol Comercial de Productos Petroliferos
Repsol Biocarburantes Tarragona	Spain	Repsol Petróleo, S.A.

Repsol Biocarburantes Cartagena	Spain	Repsol Petróleo, S.A.

Servibarna	Spain	RCPP

(1)	Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.
(2)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.
(3)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.
(4)	Consolidation Method:

F.C.:  Full consolidation

P.C.:  Proportionate consolidation

E.M.: Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder

APPENDIX I

		% of Total Participation		Amount in Millions of Euros
Line of Business	Method of consolidation (4)	% of Direct Ownership	% of Control (5)	Share Capital	Reserves	Profit (Loss) 2009	Interim Dividend	Assets Owned (5)

Engineering and construction	F.C.	84.04	100.00	47.3	(21.3)	0.2	—	22.0
Engineering and construction	F.C.	84.04	100.00	1.6	(1.7)	10.0	—	8.4
	F.C.	84.04	100.00	6.6	(6.6)	0.1	—	0.1
Other activities	F.C.	84.04	100.00	—	—	—	—	—
Distribution of gas natural	E.M.	14.00	16.66	—	—	—	—	—
Portfolio company	E.M.	36.02	42.86	65.3	(90.7)	(0.4)	—	(9.3)
Construction and operation of a power station	E.M.	33.55	79.83	109.2	(154.8)	(4.8)	—	(16.9)
Exploration and production of oil and gas	P.C.	37.82	45.00	17.6	51.5	7.7	—	29.1
Administration of investments of YPF in Chile	F.C.	100.00	100.00	—	13.1	2.0	—	15.1
Portfolio company	F.C.	100.00	100.00	697.6	(114.0)	27.5	—	611.1
Exploration and production of oil and gas	P.C.	48.92	48.92	188.1	319.3	71.7	—	283.3
Transport of oil and gas	E.M.	21.77	44.50	55.5	29.6	7.2	—	20.1
Exploration and production of oil and gas	F.C.	100.00	100.00	92.3	125.8	5.5	—	223.6
Exploration and production of oil and gas	F.C.	100.00	100.00	105.4	113.4	5.5	—	224.4
Transport of oil and gas	F.C.	100.00	100.00	—	1.7	(0.2)	—	1.5
Operation and marketing of oil and gas	F.C.	100.00	100.00	1,317.4	(529.7)	99.5	—	887.3
Construction and operation of gas pipelines	P.C.	25.00	25.00	30.9	(32.0)	1.1	—	—
Refining and marketing of oil products	P.C.	30.00	30.00	358.8	(195.2)	379.9	—	163.0
Marketing of oil products	F.C.	100.00	100.00	0.4	0.1	(0.1)	—	0.4
Distribution of gas	P.C.	49.96	50.00	3.5	9.0	(1.3)	—	5.6
Manufacturing, distribution and sale of all types of biocombustibles and other related activities.	F.C.	99.97	100.00	0.5	—	—	—	0.5
Manufacturing, distribution and sale of all types of biocombustibles and other related activities.	F.C.	100.00	100.00	0.5	—	—	—	0.5
Renting of equipment	F.C.	96.65	100.00	0.1	0.4	—	—	0.5

CONSOLIDATED ANNUAL ACCOUNTS

Appendix I b Changes in the scope of consolidation for the year ended 31 December 2009

Name	Country	Parent Company	Transaction

National Gaz, S.A.	Morocco	Repsol Butano, S.A.	Disposal
Repsol Canadá LNG Ltd,	Canada	Repsol International Finance, B.V.	Derecognition due to merger with Repsol Energy Canada Ltd
Repsol YPF Comercial del Perú, S.A.	Peru	Repsol Butano, S.A.	Increase in ownership interest
Air Miles España, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Increase in ownership interest
Servibarna, S.A.	Spain	Repsol Comercial de Productos Petrolíferos, S.A.	Acquisition
Amodaimi Oil company Ltd.	Ecuador	Repsol YPF Ecuador, S.A.	Acquisition
Repsol Exploration Norge.	Noruega	Repsol Exploración, S.A.	Constitution
Repsol E&P Canada Ltd.	Canada	Repsol Exploración, S.A.	Constitution
Repsol Exploración Liberia, BV	Holland	Repsol Exploración, S.A.	Constitution
Akakus Oil Operation AG. (6)	Libya	Repsol Exploración Murzuq, S.A.	Change in consolidation method
Gas Natural SDG, S.A.	Spain	Repsol YPF, S.A.	Reduction in ownership interest
ACES Hospital Trías i Pujol, A.I.E.	Spain	La Energía	Liquidation
Gas Natural S.U.R. SDG, S.A. (2)	Spain	Gas Natural SDG, S.A.	Constitution
GEM Distribución Gas 1. S.A. (2)	Spain	Gas Natural SDG, S.A.	Constitution
Eólicos singulares 2005. S.A.	Spain	Montouto 2000. S.A.	Acquisition
UNION FENOSA (2)	Spain	Gas Natural SDG, S.A.	Acquisition
Punta de Lens Eólica Marina, S.L.	Spain	Enel Unión Fenosa Renovables S.A.	Acquisition
Punta de las Olas Eólica Marina, S.L.	Spain	Enel Unión Fenosa Renovables S.A.	Acquisition
Andaluza de Energía Solar Primera, S.L.	Spain	Energías Especiales Andalucía S.L.	Acquisition
Andaluza de Energía Solar Tercera, S.L.	Spain	Energías Especiales Andalucía S.L.	Acquisition
Andaluza de Energía Solar Cuarta, S.L.	Spain	Energías Especiales Andalucía S.L.	Acquisition
Andaluza de Energía Solar Quinta, S.L.	Spain	Energías Especiales Andalucía S.L.	Acquisition
Energías Especiales de Andalucía, S.L.	Spain	Enel Unión Fenosa Renovables S.A.	Disposal
GN Wind 6. S.L.(2)	Spain	Gas Natural Corporación Eólica, S.L.	Disposal
Distribuidora de Electricidad Norte, S.A. (2)	Nicaragua	Unión Fenosa Internacional, S.A.	Acquisition
Distribuidora de Electricidad Sur, S.A. (2)	Nicaragua	Unión Fenosa Internacional, S.A.	Acquisition
Cedifil Cored Wired, S.L. (2)	Spain	Cía Española de Industrias Electroquímicas S.A.	Constitution
Gas Energía Suministro Sur, S.L.(2)	Spain	Gas Natural SDG, S.A.	Constitution
Gas Energía Suministro, S.L. (2)	Spain	Gas Natural SDG, S.A.	Constitution
Gas Energía Servicios Comunes, S.L.(2)	Spain	Gas Natural SDG, S.A.	Constitution
Unión Fenosa Centro de Tesorería, S.L.	Spain	Gas Natural SDG, S.A.	Liquidation
Energías Especiales de Portugal, U, Ltda.	Portugal	Enel Unión Fenosa Renovables S.A.	Constitution
Empresa de Energía del Pacífico, S.A. (2)	Colombia	Gas Natural SDG, S.A.	Acquisition
Compañía de Electricidad de Tulua, S.A. (2)	Colombia	Gas Natural SDG, S.A.	Acquisition
Indra Sistemas, S.A.	Spain	Gas Natural SDG, S.A.	Disposal
GEM Suministro SUR 2. S.L.(2)	Spain	Gas Natural SDG, S.A.	Constitution
GEM Suministro GAS 2. S.L.(2)	Spain	Gas Natural SDG, S.A.	Constitution
GEM Servicios Comunes 2. S.L.(2)	Spain	Gas Natural SDG, S.A.	Constitution
Kangra Coal, S.A. (2)	South Africa	Unión Fenosa South Africa Coal (PTY), LTD	Acquisition
Albidona Distribuzione Gas SRL	Italy	Gas Natural Distribuzione SPA	Constitution
Planificación e Inversión Estratégica, S.A.	Spain	Gas Natural SDG, S.A.	Dissolution
UNIÓN FENOSA (2)	Spain	Gas Natural SDG, S.A.	Acquisition
Energías Especiales de Padul, S.L.U	Spain	Enel Unión Fenosa Renovables S.A.	Constitution
Distribuidora de Electricidad del Norte, S.A. (2)	Spain	Unión Fenosa Internacional, S.A.	Acquisition
Distribuidora de Electricidad del Sur, S.A. (2)	Spain	Unión Fenosa Internacional, S.A.	Acquisition
Unión Fenosa Colombia, S.A.	Colombia	Gas Natural SDG, S.A.	Disposal
Compañía de Electricidad de Tulua, S.A.	Colombia	Gas Natural SDG, S.A.	Disposal
Empresa de Energía del Pacífico, S.A.	Colombia	Gas Natural SDG, S.A.	Disposal
Gas Energía Suministro Sur, S.L.	Spain	Gas Natural SDG, S.A.	Disposal
Gas Energía Suministro, S.L.	Spain	Gas Natural SDG, S.A.	Disposal
Gas Energía Servicios Comunes, S.L.	Spain	Gas Natural SDG, S.A.	Disposal
Gas Natural Cantabria, S.A.	Spain	Gas Natural SDG, S.A.	Disposal
Gas Natural Murcia, S.A.	Spain	Gas Natural SDG, S.A.	Disposal

APPENDIX I B

12.31.09				01.01.09
		% of Total Ownership			% of Total Ownership
Date	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)

feb-09	—	—	—	E.M.	100.00	100.00
oct-09	—	—	—	F.C.	100.00	100.00
jun-09	F.C.	99.85	99.85	F.C.	99.78	99.78
feb-09	E.M.	29.00	30.00	E.M.	22.45	22.50
sep-09	F.C.	100.00	100.00	—	—	—
mar-09	F.C.	100.00	100.00	—	—	—
sep-09	F.C.	100.00	100.00	—	—	—
nov-09	F.C.	100.00	100.00	—	—	—
dec-09	F.C.	100.00	100.00	—	—	—
dec-09	E.M.	100.00	100.00	F.C.	100.00	100.00
sep-09	P.C.	30.01	30.01	P.C.	30.85	30.85
jan-09	—	—	—	P.C.	15.42	50.00
apr-09	P.C.	30.01	100.00	—	—	—
apr-09	P.C.	30.01	100.00	—	—	—
apr-09	P.C.	0.15	49.00	—	—	—
apr-09	P.C.	28.57	95.20	—	—	—
may-09	P.C.	15.01	50.00	—	—	—
may-09	P.C.	15.01	50.00	—	—	—
may-09	P.C.	9.12	30.40	—	—	—
may-09	P.C.	9.00	30.00	—	—	—
may-09	P.C.	9.12	30.40	—	—	—
may-09	P.C.	9.00	30.00	—	—	—
may-09	P.C.	12.00	40.00	—	—	—
may-09	P.C.	18.01	60.00	P.C.	30.85	100.00
jun-09	P.C.	26.32	87.70	—	—	—
jun-09	P.C.	26.71	89.00	—	—	—
jun-09	P.C.	29.56	98.48	—	—	—
jun-09	—	—	—	—	—	—
jun-09	—	—	—	—	—	—
jun-09	—	—	—	—	—	—
jun-09	—	—	—	—	—	—
jun-09	P.C.	15.01	50.00	—	—	—
jul-09	P.C.	19.21	64.00	—	—	—
jul-09	—	—	—	—	—	—
jul-09	—	—	—	—	—	—
jul-09	P.C.	30.01	100.00	—	—	—
jul-09	P.C.	30.01	100.00	—	—	—
jul-09	P.C.	30.01	100.00	—	—	—
jul-09	P.C.	21.01	70.01	—	—	—
jul-09	P.C.	18.01	60.00	—	—	—
jul-09	—	—	—	—	—	—
sep-09	P.C.	1.44	4.80	—	—	—
sep-09	P.C.	15.01	50.00	—	—	—
oct-09	P.C.	26.50	88.30	—	—	—
oct-09	P.C.	26.93	89.75	—	—	—
nov-09	—	—	—	—	—	—
dec-09	—	—	—	—	—	—
dec-09	—	—	—	—	—	—
dec-09	—	—	—	—	—	—
dec-09	—	—	—	—	—	—
dec-09	—	—	—	—	—	—
dec-09	—	—	—	P.C.	27.89	90.40
dec-09	—	—	—	P.C.	30.82	99.90

CONSOLIDATED ANNUAL ACCOUNTS

Name	Country	Parent Company	Transaction

Unión Fenosa Emisiones, S.A.	Spain	Gas Natural SDG, S.A.	Liquidation
Unión Fenosa Univer, S.L.	Spain	Gas Natural SDG, S.A.	Liquidation
Gasdotti Azienda Siciliana, SPA	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA
Agragas, SPA	Italy	Gas Natural Distribuzione SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA
Normanna Gas, SPA	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA
Smedigas SPA	Italy	G. N. Internacional	Derecognition due to merger with Gas Natural Distribuzione, SPA
Gas Natural La Coruña, S.A.	Spain	Gas Galicia SDG, S.A.	Derecognition due to merger with Gas Natural Galicia SDG, S.A.
Gases de Barrancabermeja, S.A.	Spain	Gas Natural del Oriente	Derecognition due to merger with Gas Natural del Oriente, S.A. ESP
Unión Fenosa S.A.	Spain	Gas Galicia SDG, S.A.	Derecognition due to merger with Gas Natural SDG, S.A.
Unión Fenosa Generación S.A.	Spain	Gas Galicia SDG, S.A.	Derecognition due to merger with Gas Natural SDG, S.A.
Boreas Eólica, S.A.	Spain	Desarrollo de Energías Renovables, S.A.	Derecognition due to merger with Gas Natural SDG, S.A.
Desarrollo de Energías Renovables, S.A.	Spain	Gas Natural Corporación Eólica, S.L.	Derecognition due to merger with Gas Natural Corporación Eólica S.L.
Mecogas SRL	Italy	Italmeco S.R.L.	Derecognition due to merger with Gas Natural Distribuzione, SPA
Congas Servizi Consolrzio Gas Acqua Servizi, SPA	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA
Italmeco SRL	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA
Pitta Construzioni S.P.A.	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA
Calgas S.C.A.R.L.	Italy	Gas Natural Distribuzione Italia, SPA	Derecognition due to merger with Gas Natural Distribuzione, SPA
Unión Fenosa Metra, S.L.	Spain	Gas Natural SDG, S.A.	Derecognition due to merger with Gas Natural Comercial, S.L.
Gas Natural Soluciones, S.L.	Spain	Gas Natural SDG, S.A.	Derecognition due to merger with Gas Natural Servicios, S.L.

(1)	Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.
(2)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.
(3)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.
(4)	Consolidation Method:

F.C.: Full consolidation

P.C.: Proportionate consolidation

E.M.: Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder
(6)	The variations in the line items of the consolidated balance sheet generated by this variation is recorded in the line “Reclassification and others” of the movements presented in the different notes.

APPENDIX I B

12.31.09				01.01.09
		% of Total Ownership			% of Total Ownership
Date	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)

dec-09	—	—	—	—	—	—
dec-09	—	—	—	—	—	—
jan-09	—	—	—	P.C.	27.76	90.00
jan-09	—	—	—	P.C.	27.76	90.00
jan-09	—	—	—	P.C.	27.76	90.00
jan-09	—	—	—	P.C.	30.85	100.00
apr-09	—	—	—	P.C.	17.40	56.40
jul-09	—	—	—	P.C.	9.93	32.20
may-09	—	—	—	P.C.	—	—
may-09	—	—	—	P.C.	—	—
nov-09	—	—	—	P.C.	30.69	99.50
nov-09	—	—	—	P.C.	30.85	100.00
nov-09	—	—	—	P.C.	30.85	100.00
nov-09	—	—	—	P.C.	27.76	90.00
dec-09	—	—	—	P.C.	30.85	100.00
dec-09	—	—	—	P.C.	30.85	100.00
dec-09	—	—	—	P.C.	30.85	100.00
dec-09	—	—	—	P.C.	—	—
dec-09	—	—	—	P.C.	30.85	100.00

CONSOLIDATED ANNUAL ACCOUNTS

Appendix I b Changes in the scope of consolidation for the year ended 31 December 2008

Name	Country	Parent Company	Transaction

YPF, S.A.	Argentina	Repsol YPF, S.A.	Reduction in ownership interest
Empresa Petrolera Andina, S.A.	Bolivia	Repsol YPF Bolivia, S.A.	Reduction in ownership interest
Oil Enterprise, Ltd. (SPE)	Cayman Islands	YPF, S.A.	Liquidation
Repsol YPF Distribuidora, S.A.	Brazil	Repsol YPF Brasil, S.A.	Disposal
Refinaria de Petróleos Manguinhos, S.A.	Brazil	Repsol YPF Brasil, S.A.	Disposal
Manguinhos Distribuidora, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Disposal
Manguinhos Química, S.A.	Brazil	Refinaria Petróleos Manguinhos, S.A.	Disposal
Operadora de Postos de Servicos Ltda.	Brazil	Repsol YPF Brasil, S.A.	Disposal
YPF Malaysia, Ltd.	Cayman Islands	YPF International, S.A.	Liquidation
Repsol Bronderslev A/S	Denmark	Repsol Química, S.A.	Disposal
Repsol Polívar, SPA	Italy	Repsol Bronderslev, A/S	Disposal
Repsol Inco AG	Switzerland	Repsol Exploración Murzuq, S.A.	Liquidation
Repsol YPF Comercial del Ecuador, S.A.	Ecuador	Repsol YPF, S.A.	Disposal
Combustibles Industriales Oil Trader, S.A.	Ecuador	Repsol YPF Comercial Ecuador, S.A.	Disposal
Repsol YPF Gas de Bolivia, S.A.	Bolivia	Repsol YPF GLP de Bolivia S.A.	Disposal
Servicios Logísticos de Combustibles de Aviación, SLU	Spain	Terminales Canarios, S.L.	Derecognition due to merger w. Ser. Combustibles de Aviación, S.L.
Repsol YPF Productos y Servicios Petrolíferos, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Derecognition due to merger w. Ser. Combustibles de Aviación, S.L.
Euroboxes, S.A.	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Liquidation
Repsol Advanced Services LTD	Switzerland	Repsol Exploración, S.A.	Constitution
Servicios Logisticos Combustibles de Aviacion	Spain	Repsol YPF Lubricantes y Especialidades, S.A.	Constitution
Biocarburantes Tarragona	Spain	Repsol Petróleo, S.A.	Constitution
Biocarburantes Cartagena	Spain	Repsol Petróleo, S.A.	Constitution
Biogas Doña Juana S.A. ESP	Colombia	Gas Natural SDG, S.A.	Constitution
Administración y Servicios ECAP, S.A. de C.V.	Mexico	Gas Natural International, Ltd.	Constitution
Cetraro Distribuzione Gas S.R.L.	Italy	Italmeco S.R.L.	Constitution
O Novo Aquilón, S.L.	Spain	Desarrollo de Energías Renovables, S.A.	Acquisition
Parques Eólicos 2008-2012. S.L.	Spain	Desarrollo de Energías Renovables, S.A.	Acquisition
Oficina de cambios de suministrador S.A.	Spain	Gas Natural Comercializadora, S.A.(2)	Acquisition
Dawn Energy	Portugal	Gas Natural Electricidad, SDG	Acquisition
Pitta Construzioni S.P.A.	Italy	Gas Natural Internacional SDG, S.A.	Acquisition
Gas Natural Servicios, Ltd.	Colombia	Gas Natural, S.A. ESP	Constitution
Gas Natural West Africa, S.L. (2)	Spain	Gas Natural Exploración, S.L.	Increase in ownership interest
Sociedad de Tratamiento La Andaya, S.L.	Spain	La Energía, S.A.	Increase in ownership interest
Sociedad de Tratamiento Hornillos, S.L.(2)	Spain	La Energía, S.A.	Increase in ownership interest
Portal del Instalador, S.A. (2)	Spain	Gas Natural Informática S.A.	Increase in ownership interest
Alberto Pasqualini REFAP, S.A.(6)	Brazil	Repsol YPF Brasil, S.A.	Reclassification to non-current assets held for sale
West Siberian Resources Ltd. (6)	Russia	Repsol Exploración, S.A.	Reclassification to available-for-sale financial assets

1)	Other companies of the Group have ownership in the share capital of the company, but inferior to the ownership of the parent company.
(2)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent consolidates proportionally in the Repsol YPF Group.
(3)	The data corresponding to this company are incorporated by full consolidation in the parent. The parent integrates by the equity method in the Repsol YPF Group.
(4)	Consolidation Method:

F.C.: Full consolidation

P.C.: Proportionate consolidation

E.M.: Equity Method

(5)	Percentage of the Parent shareholding over the Shareholder
(6)	The variations in the line items of the consolidated balance sheet generated by this variation is recorded in the line “Reclassification and others” of the movements presented in the different notes.

APPENDIX I B

12.31.08				01.01.08
		% of Total Ownership			% of Total Ownership
Date	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)	Method of Consolidation (4)	% of Direct Ownership	% of Control (5)

feb-08	F.C.	84.04	84.04	F.C.	99.04	99.04
may-08	P.C.	48.92	48.92	F.C.	50.00	50.00
may-08	—	—	—	F.C.	99.04	100.00
oct-08	—	—	—	F.C.	100.00	100.00
oct-08	—	—	—	P.C.	31.13	31.13
oct-08	—	—	—	P.C.	31.13	100.00
oct-08	—	—	—	P.C.	31.13	100.00
may-08	—	—	—	F.C.	100.00	100.00
sep-08	—	—	—	F.C.	99.04	100.00
feb-08	—	—	—	F.C.	100.00	100.00
feb-08	—	—	—	F.C.	100.00	100.00
may-08	—	—	—	E.M.	40.00	40.00
sep-08	—	—	—	F.C.	100.00	100.00
sep-08	—	—	—	F.C.	100.00	100.00
nov-08	—	—	—	F.C.	51.00	51.00
nov-08	—	—	—	P.C.	48.33	100.00
nov-08	—	—	—	F.C.	100.00	100.00
dec-08	—	—	—	E.M.	100.00	100.00
jul-08	F.C.	100.00	100.00	—	—	—
nov-08	P.C.	50.00	50.00	—	—	—
dec-08	F.C.	100.00	100.00	—	—	—
dec-08	F.C.	100.00	100.00	—	—	—
feb-08	P.C.	15.36	49.80	—	—	—
mar-08	P.C.	30.85	100.00	—	—	—
abr-08	P.C.	18.51	60.00	—	—	—
jun-08	P.C.	18.51	60.00	—	—	—
jun-08	P.C.	16.66	54.00	—	—	—
jun-08	E.M.	6.17	20.00	—	—	—
jun-08	P.C.	30.85	100.00	—	—	—
jul-08	P.C.	30.85	100.00	—	—	—
jun-08	P.C.	30.85	100.00	—	—	—
feb-08	P.C.	72.34	100.00	P.C.	30.85	100.00
jul-08	P.C.	18.50	60.00	P.C.	13.88	45.00
jul-08	P.C.	29.00	94.00	P.C.	24.68	80.00
jul-08	P.C.	26.22	85.00	P.C.	33.14	75.00
jun-08	—	—	—	P.C.	30.00	30.00
apr-08	—	—	—	E.M.	10.00	10.00

CONSOLIDATED ANNUAL ACCOUNTS

Appendix II Jointly controlled assets and operations in 2009

Name	Participation (1)	Operator	Line of Business

Argelia
Gassi Chergui	90.00%	Repsol Exploración Argelia, S.A.	Exploration and production
M’sari Akabli	45.00%	Repsol Exploración Argelia	Exploration and production
Reggane	45.00%	Repsol Exploración Argelia	Exploration and production
Issaouane (TFR)	59.50%	Repsol Exploración Argelia - Sonatrach	Exploration and production
TFT	30.00%	Grupement TFT	Exploration and production

Argentina
Acambuco UTE	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana UTE	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe UTE	30.00%	Tecpetrol S.A.	Exploration and production
CAM-2/A SUR UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Campamento Central / Cañadón Perdido UTE	50.00%	YPF	Exploration and production
El Tordillo UTE	12.20%	Tecpetrol S.A.	Exploration and production
La Tapera y Puesto Quiroga UTE	12.20%	Tecpetrol S.A.	Exploration and production
Llancanelo UTE	51.00%	YPF	Exploration and production
Magallanes UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Palmar Largo UTE	30.00%	Pluspetrol S.A.	Exploration and production
Puesto Hernández UTE	61.55%	Petrobas Energía S.A.	Exploration and production
Consorcio Ramos	15.00%	Pluspetrol S.A.	Exploration and production
San Roque UTE	34.11%	Total Austral S.A.	Exploration and production
Tierra del Fuego UTE	30.00%	Petrolera L.F. Company S.R.L.	Exploration and production
Zampal Oeste UTE	70.00%	YPF	Exploration and production
Consorcio Yac La Ventana - Rio Tunuyan	60.00%	YPF	Exploration and production
Consorcio CNQ 7/A	50.00%	Petro Andina Resources Ltd.	Exploration and production

Bolivia
Asociacion Accidental Tecna y Asociados	10.00%	Tecna Bolivia S.A.	Engineering plant of LNG
Bloque Monteagudo	50.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	37.50%	Repsol E&P Bolivia S.A.	Exploration and production
Bloque Charagua	30.00%	Repsol E&P Bolivia S.A.	Exploration and production
Bloque San Alberto	50.00%	Petrobras Bolivia S.A.	Exploration and production
Bloque San Antonio	50.00%	Petrobras Bolivia S.A.	Exploration and production
Planta de Servicios de Comprensión de Gas Río Grande	50.00%	Andina, S.A.	Compression of gas

Brazil
BM-C-33	35.00%	Repsol YPF Brasil	Exploration
BM-ES-29	40.00%	Repsol YPF Brasil	Exploration
BM-S-55	40.00%	Repsol YPF Brasil	Exploration
BM-S-48	40.00%	Repsol YPF Brasil	Exploration
BM-S-51	20.00%	Petrobras S.A.	Exploration
BM-S-50	20.00%	Petrobras S.A.	Exploration
BM-S-44	25.00%	Petrobras S.A.	Exploration
BM-S-9	25.00%	Petrobras S.A.	Exploration
BM-S-7	37.00%	Petrobras S.A.	Exploration
ALBACORA LESTE	10.00%	Petrobras S.A.	Production

(1)	Participation that has the propietary Society of the assets in the operation

APPENDIX II

Name	Participation (1)	Operator	Line of Business

Canada
Canaport LNG Limited Partnership	75.00%	Repsol Canadá LTD	Regasification of LNG

Colombia
Capachos	50.00%	Repsol Exploración Colombia	Exploration and production
El Queso	50.00%	Repsol Exploración Colombia	Exploration
Catleya	50.00%	Ecopetrol	Exploration
Cebucan	20.00%	Petrobas	Exploration
Guadual	20.00%	Petrobas	Exploration

Ecuador
Bloque 16	35.00%	Repsol ypf Ecuador S.A.	Exploration and production
Bloque 16	20.00%	Amodaimi Oil Company (sucursal)	Exploration and production

Spain
Albatros	82.00%	Repsol Investigaciones Petrolíferas S.A.	Development
Boquerón	66.50%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Angula	54.00%	Repsol Investigaciones Petrolíferas S.A.	Development
Casablanca	76.46%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Gaviota I y II	82.00%	Repsol Investigaciones Petrolíferas S.A.	Development and production
Barracuda	60.00%	Repsol Investigaciones Petrolíferas S.A.	Production
Rodaballo	73.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Chipirón	100.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Montanazo	92.06%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Siroco A-C	100.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Canarias 1	50.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Fulmar	69.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Central Nuclear de Trillo (Grupo I)	34.50%	Iberdrola, Endesa, Hidrocantábrico	Electrical generation
Central Nuclear de Almaraz (Grupo I y II)	11.29%	Iberdrola, Endesa, Hidrocantábrico	Electrical generation
Central Térmica de aceca	50.00%	Iberdrola	Electrical generation
Central Térmica de anllares	66.67%	Endesa Generación, S.A.	Electrical generation
Sestao Knutsen	50.00%	Repsol Gas Natural LNG, S.L.	Exploration and production
Iberica Knutsen	50.00%	Repsol Gas Natural LNG, S.L.	Exploration and production

Guinea
Bloque C	57.38%	Repsol Exploración Guinea	Exploration

Iran
BKH-II	33.00%	OMV Onshore Exploration GMBH	Exploration
MQE-1	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-3A	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-4N	33.00%	OMV Onshore Exploration GMBH	Exploration

Kenya
L5	20.00%	Woodside energy	Exploration
L7	20.00%	Woodside energy	Exploration

(1)	Participation that has the propietary Society of the assets in the operation

CONSOLIDATED ANNUAL ACCOUNTS

Name	Participation (1)	Operator	Line of Business

Libya
NC115 EPSA IV	25.20%	Akakus Oil Operations	Production
NC186 EPSA IV	19.84%	Akakus Oil Operations	Production
BLOQUES 199-204	60.00%	Repsol Exploración Murzuq	Exploration
BLOQUES 205-210	35.00%	Woodside Energy N.A.	Exploration
BLOQUE 137	50.00%	Petrocanada Ventures (North Africa) Ltd.	Exploration

Morocco
Tanger Larache	88.00%	Repsol Exploración Marruecos	Exploration

Mauritania
TA09	70.00%	Repsol Exploración	Exploration
TA10	70.00%	Repsol Exploración	Exploration

Peru
Lote 57	53.84%	Repsol Exploración Perú S.A.	Exploration
Lote 39	55.00%	Repsol Exploración Perú S.A.	Exploration
Lote 90	50.50%	Repsol Exploración Perú S.A.	Exploration
Lote 56	10.00%	Pluspetrol Perú Corporation S.A.	Production
Lote 88	10.00%	Pluspetrol Perú Corporation S.A.	Production
Lote 76	50.00%	Hunt Oil Company of Perú L.L.C. Sucursal del Perú	Exploration
Lote 103	30.00%	Talisman Petrolera del Perú llc Sucursal del Perú	Exploration

Sierra Leone
SL6	25.00%	Anadarko, S.L.	Exploration
SL7	25.00%	Anadarko, S.L.	Exploration

Trinidad & Tobago
Bloque 5B	30.00%	Amoco Trinidad Gas BV	Exploration

Venezuela
Yucal Placer	15.00%	Repsol YPF Venezuela	Exploration and production

(1)	Participation that has the propietary Society of the assets in the operation

APPENDIX II

Appendix II Jointly controlled assets and operations in 2008

Name	Participation (1)	Operator	Line of Business

Argelia
Gassi Chergui	60.00%	Repsol Exploración Argelia, S.A.	Exploration
M’sari Akabli	45.00%	Repsol Exploración Argelia	Exploration and production
Reggane	45.00%	Repsol Exploración Argelia	Exploration and production
TFR	60.00%	Repsol Exploración Argelia	Exploration and production
TFT	30.00%	GIFT	Exploration and production

Argentina
Acambuco UTE	22.50%	Pan American Energy LLC	Exploration and production
Agua Pichana UTE	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe UTE	30.00%	Tecpetrol S.A.	Exploration and production
CAM-2/A SUR UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Campamento Central / Cañadón Perdido UTE	50.00%	YPF	Exploration and production
El Tordillo UTE	12.20%	Tecpetrol S.A.	Exploration and production
La Tapera y Puesto Quiroga UTE	12.20%	Tecpetrol S.A.	Exploration and production
Llancanelo UTE	51.00%	YPF	Exploration and production
Magallanes UTE	50.00%	Sipetrol Argentina S.A.	Exploration and production
Palmar Largo UTE	30.00%	Pluspetrol S.A.	Exploration and production
Puesto Hernández UTE	61.55%	Petrobas Argentina S.A.	Exploration and production
Consorcio Ramos	15.00%	Pluspetrol S.A.	Exploration and production
San Roque UTE	34.11%	Total Austral S.A.	Exploration and production
Tierra del Fuego UTE	30.00%	Petrolera L.F. Company S.R.L.	Exploration and production
Zampal Oeste UTE	70.00%	YPF	Exploration and production
Consorcio Yac La Ventana - Rio Tunuyan	60.00%	YPF	Exploration and production
Consorcio CNQ 7/A	50.00%	Petro Andina Resources Ltd.	Exploration and production

Bolivia
Asociacion Accidental Tecna y Asociados	10.00%	Tecna Bolivia S.A.	Engineering plant of LNG
Bloque Monteagudo	39.78%	Repsol E&P Bolivia S.A.	Exploration
Bloque Caipipendi	38.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque Charagua	30.00%	Repsol E&P Bolivia S.A.	Exploration
Bloque San Alberto	50.00%	Petrobras S.A.	Exploration
Bloque San Antonio	50.00%	Petrobras S.A.	Exploration
Planta de Servicios de Compresión de Gas Río Grande	24.46%	Andina S.A.	Compression of gas

Brazil
BM-C-33	50.00%	Repsol YPF Brasil	Exploration
BM-ES-29	100.00%	Repsol YPF Brasil	Exploration
BM-ES-30	40.00%	Amerada Hess	Exploration
BM-S-55	75.00%	Repsol YPF Brasil	Exploration
BM-S-47	50.00%	BGE&P Brasil	Exploration
BM-S-48	75.00%	Repsol YPF Brasil	Exploration
BM-S-51	40.00%	Petrobras S.A.	Exploration
BM-S-50	20.00%	Petrobras S.A.	Exploration
BM-S-43	25.00%	Shell	Exploration
BM-S-44	25.00%	Petrobras S.A.	Exploration
BM-S-13	40.00%	BG E&P Brasil	Exploration
BM-S-9	25.00%	Petrobras S.A.	Exploration
BM-S-7	37.00%	Petrobras S.A.	Exploration
BM-C-3	20.00%	Petrobras S.A.	Exploration
BM-C-4	30.00%	Petrobras S.A.	Exploration
BM-ES-21	20.00%	Petrobras S.A.	Exploration
ALBACORA LESTE	10.00%	Petrobras S.A.	Discovery

Canada
Canaport LNG Limited Partnership	75.00%	Repsol Canadá LTD	Regasification of LNG

Colombia
Capachos	50.00%	Repsol Exploración Colombia	Exploration and production
El Queso	25.00%	Repsol Exploración Colombia	Exploration
Catleya	50.00%	Ecopetrol	Exploration
Orquidea	40.00%	Hocol	Exploration

CONSOLIDATED ANNUAL ACCOUNTS

Name	Participation (1)	Operator	Line of Business

Ecuador
Bloque 16	35.00%	Repsol ypf Ecuador S.A.	Exploration and production

Spain
Albatros	82.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Boquerón	63.39%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Angula	54.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Casablanca	71.92%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Gaviota	82.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Barracuda	60.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Rodaballo	70.23%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Chipirón	98.00%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Montanazo	5.26%	Repsol Investigaciones Petrolíferas S.A.	Exploration and production
Murcia-Siroco	12.34%	Repsol Investigaciones Petrolíferas S.A.	Exploration
Sestao Knutsen	15.43%	Repsol Gas Natural LNG, S.L.	Exploration and production

Guinea
Bloque C	35.00%	Mobil Ecuatorial Guinea, INC	Exploration

Iran
BKH-II	33.00%	OMV Onshore Exploration GMBH	Exploration
MQE-1	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-3A	33.00%	OMV Onshore Exploration GMBH	Exploration
BKH-4N	33.00%	OMV Onshore Exploration GMBH	Exploration

Kenya
L5	20.00%	Woodside energy	Exploration
L7	20.00%	Woodside energy	Exploration

Libya
NC115	5.20%	Akakus Oil Operations	Production
NC186/187/190	3.84%	Akakus Oil Operations	Production
BLOQUES 199-204	60.00%	Repsol Exploración Murzuq	Exploration
EPSA3	35.00%	Woodside Energy N.A.	Exploration
BLOQUE 137	50.00%	Petrocanada Ventures (North Africa) Ltd.	Exploration

Morocco
Tanger Larache	48.00%	Repsol Exploración Marruecos	Exploration

Mauritius
TA09	70.00%	Repsol Exploración	Exploration
TA10	70.00%	Repsol Exploración	Exploration

Peru
Lote 57	53.84%	Repsol Exploración Perú S.A.	Exploration
Lote 39	55.00%	Repsol Exploración Perú S.A.	Exploration
Lote 90	50.50%	Repsol Exploración Perú S.A.	Exploration
Lote 56	10.00%	Pluspetrol Perú Corporation S.A.	Exploration and production
Lote 88	10.00%	Pluspetrol Perú Corporation S.A.	Exploration and production
Lote 76	50.00%	Hunt Oil Company of Perú L.L.C. Sucursal del Perú	Exploration
Lote 103	30.00%	Talisman Petrolera del Perú llc Sucursal del Perú	Exploration

Sierra Leona
SL6	25.00%	Anadarko, S.L.	Exploration
SL7	25.00%	Anadarko, S.L.	Exploration

Trinidad & Tobago
Bloque 5B/BPTT Offshores Trinidad	30.00%	Amoco Trinidad Gas BV	Exploration

Venezuela
Yucal Placer	15.00%	Repsol YPF Venezuela	Exploration and production

APPENDIX III

Appendix III Investments and/or positions held by members of the Board of Directors in Companies with the same, similar or complementary activity than Repsol YPF, S.A.

Antonio Brufau Niubó

Positions:

Vice president of Gas Natural SDG, S.A. Boards of directors

Investments:

Gas Natural SDG, S.A.: 74.612 shares

Luis Fernando del Rivero Asensio

Positions:

Board Member of Valoriza Gestión, S.A.U.

President of Vallehermoso División Promoción, S.A.U.

Isidro Fainé Casas

Investments:

Gas Natural SDG, S.A.: 12 shares

José Manuel Loureda Mantiñán

Positions:

President of Valoriza Gestión, S.A.U.

Board Member of Vallehermoso División Promoción, S.A.U.

Juan María Nin Génova

Positions:

Board Member of Gas Natural SDG, S.A.

Investments:

Gas Natural SDG, S.A.: 144 shares

Henri Philippe Reichstul

Positions:

Board member of Ashmore Energy International

President of Brenco – Companhia Brasileira de Energia Renovável

Luis Suárez de Lezo Mantilla

Positions:

Board Member of Compañía Logística de Hidrocarburos, S.A. (CLH)

Board Member of Repsol – Gas Natural LNG, S.L.

Investments:

Gas Natural SDG, S.A.: 8.765 shares

Consolidated Management Report 2009 Repsol YPF

MACROECONOMIC ENVIRONMENT

Economic-financial information

Macroeconomic environment

The most severe economic and financial crisis since Second World War began more than two years ago. Based on International Monetary Fund (IMF) estimates, global Domestic Product (GDP) shrunk 0.8% worldwide in 2009. On the wake of the bankruptcy of the investment bank Lehman Brothers in September 2008 – the most serious ever in the history of the United States – the crisis spread throughout the world in the last quarter of 2008 and first quarter 2009. The lack of confidence in the financial system led to the paralysis in financial markets, tight liquidity, and a credit crunch. International trade, industrial production, and spending plummeted as a result of this financial crisis. The firm and rapid response of central banks and the governments of the leading economies prevented the systemic collapse of the economy, curtailed risks, facilitated market liquidity by injecting capital in banking entities, and mitigated the sharp contraction of credit and demand. As of the second half of the year, the turnaround in the inventory cycle and the recovery of consumer spending in the United States, contributed to supporting the upturn in the real economy.

The intensity and duration of the crisis and the economic recovery have varied throughout the different regions. Advanced economies, on a general basis, started to slow down in fourth quarter 2008, with this contraction intensifying in the first half of 2009 (nearly 4.5%.) Fiscal and monetary stimuli started to have an impact in the third quarter of 2009 which, combined with the recovery of international trade, contributed to slowing down this downturn. The U.S. economy showed more resilience than other advanced economies, namely those in the Eurozone. GDP in the United States, according to IMF estimates, shrank 2.5% in 2009 versus 3.9% in the Eurozone.

Most emerging economies, particularly those that are more dependent on exports, entered into a recession in the first quarter of 2009. Although growth slowed in China, the Philippines, India, and Indonesia, these countries were able to avoid a recession thanks to their robust domestic demand and strong public investments. IMF estimates indicate that Asian economies, with China and India at the forefront, grew 6.5% in 2009.

One of the most significant aspects of the macroeconomic scenario in 2009 was the absence of inflationary pressure because of weak activity and the overall curtailment of bank credit, as a result of which central banks were able to keep short-term interest rates at historically low levels. Average inflation in advanced economies in 2009 was 0.1%, reaching 5.2% in emerging economies.

Contraction of global demand

Financial, rather than specific underlying factors had a greater influence on oil market performance throughout 2009. The drop in global demand, for the second consecutive year as a result of the global recession, was greater than supply cutbacks implemented by the Organization of Petroleum Exporting Countries (OPEC) in an effort to reach equilibrium in the market. This imbalance led to an accumulation of inventories, which reached a record high over the course of the year. Against this backdrop of oversupply and a geopolitical scenario without any major conflicts in 2009, the underlying factors responsible for the rise in oil prices in 2008 were absent in 2009. Nevertheless, between January and December 2009, the price of oil increased from $40 to 70 per barrel, averaging $62.1 by the end of the year for the U.S. benchmark (West Texas Intermediate) and $61.7 for the European benchmark (Brent). Consequently, it is quite evident that financial factors had a greater impact on prices. In fact, the correlation of all financial variables was much greater in 2009, particularly the correlation in the stock market, the dollar, and the price of oil.

In the short term, before the economic recovery can take root in the advanced economies banks will have to clean up their balance sheets, while in emerging economies, it will be necessary to prevent a bubble effect in the price of certain assets. Public rescue plans and economic stimuli are playing a vital role in bolstering economic activity while the private sector, basically in advanced economies, is immersed in a deleveraging and balance sheet cleanup process.

These measures, however, can only be temporary until private demand recovers and takes the place of public demand. Government stimuli programs have led to an extraordinary increase

CONSOLIDATION MANAGEMENT REPORT

in the public deficit which means that states will have to make major adjustments to ensure the sustainability of public accounts. The authorities of G-20 countries are committed to coordinating the withdrawal of these measures so as not to generate new imbalances.

A difficult year

GDP in the United States is expected to fall 2.5% versus the modest 0.4% growth recorded in 2008. Since the rationalisation of banks has not been completed yet, corporate and consumer lending activities remain frozen.

As in other advanced economies, 2009 was a very negative year for the Eurozone; in fact, the worst since its launch. According to IMF estimates, GDP in the Eurozone fell 3.9% in 2009 after recording a 2.1% average growth in the last decade. The first half of 2009, however, was much worse than the second half of the year, which benefited from the positive impact of the implementation of exceptional monetary and fiscal policy measures, the change in the inventory cycle and the vitality of international trade as a result of the favourable trend in emerging economies.

Spain, like the rest of its EU partners, faced the worst crisis in its recent history. According to the Instituto Nacional de Estadistica (National Institute of Statistics), GDP in Spain fell 3.6% in 2009 after having recorded 3.5% annual average growth in the last decade. The situation in Spain is different, however, because of the disappearance of the very labour-intensive construction sector, the main growth driver over last few years. This explains the dramatic impact of the economic crisis on employment in this country.

Latin America was able to face the financial crisis in better macroeconomic condition than during similar episodes in the past. The region has not been the epicentre of the crisis this time, enjoying positive fiscal and commercial balances created during economic boom years that have enabled it to cushion the effects of external shocks. GDP at the end of the year had however fallen 2.3% because of the economic contraction experienced in this region in the first half of 2009 although the trend of some countries, such as Bolivia, Brazil, Chile, and Peru, was much more favourable.

Results

At € 1.559 billion, Repsol YPF’s net income in 2009 was 39% lower than the € 2.555 billion recorded in 2008(1) . Operating income was € 3.244 billion, down 35.4% from the € 5.020 billion posted a year earlier. EBITDA was € 6.749 billion, 17% less than in 2008. Earnings per share were € 1.29.

Operating income in the Upstream business (Exploration and Production) fell 65%, from € 2.258 billion in 2008 to € 781 million at 31 December 2009, mainly on the back of lower international oil and gas prices.

The Liquefied Natural Gas (LNG) business, which generated € 125 million in operating income in 2008, recorded € 61 million in operating losses in 2009. Lower prices in the Spanish wholesale electricity market, the drop in international gas prices and lower LNG margins and sales volumes were some of the factors – also affecting the whole industry throughout the year – which contributed to this weaker performance in addition to the losses stemming from arbitration decisions such as in the Gassi Touil dispute.

Operating income in the Downstream division (Refining, Marketing, Liquefied Petroleum Gas, Chemicals and Trading) was € 1.022 billion compared with € 1.048 billion in the previous year (-2.5%). Discounting the accounting impact of the value of inventories, operating income was € 655 million, 57.6% less than the € 1.543 billion posted in 2008 mainly because of the sharp contraction in refining margins which was only partially offset by higher income in the Marketing business.

(1)	To facilitate the comparison with 2009 data, the figures for 2008 mentioned in this report include the modifications which, as a result of the change in the accounting classification of the Group’s interest in Alberto Pasqualini Refap, S.A., were necessary in relation to the figures included in the Consolidated Financial Statements for fiscal year 2008 (See Note 3 in the Annual Consolidated Financial Statements).

MACROECONOMIC ENVIRONMENT

Regarding companies in which Repsol owns a stake, operating income at YPF was down 12% to €1.021 billion, reflecting that the increase in the price of liquids in the local currency was not enough to make up for the impact of lower revenues from products sold in the domestic market but linked to international prices, the effect of lower export revenues, and diminished revenues from lower gas prices. The impact of lower revenues, however, was mitigated by the contribution of the Petroleo Plus program and by cost savings.

Repsol’s 30% stake in Gas Natural SDG generated €748 million in operating income, 35% more than in the previous year. This growth is mainly attributable to the incorporation of 100% of Union Fenosa into Gas Natural’s earnings from 30 April 2009.

REPSOL YPF INCOME STATEMENT	Millions of €
	2008	2009
Operating income	5,020	3,244
Upstream	2,258	781
GNL	125	(61)
Downstream	1,048	1,022
YPF	1,159	1,021
Gas Natural SDG	555	748
Corporate and other	(125)	(267)
Financial result	(544)	(468)
Net income before tax and share of results of companies accounted for using the equity method	4,476	2,776
Income tax	(1,861)	(1,130)
Share of results of companies accounted for using the equity method	66	86
Net income for the year from discontinued operations	—	12
Consolidated net income for the year	2,681	1,744
Net income attributable to minority interests	(126)	(185)
Net income attributable to the parent	2,555	1,559

Repsol YPF’s financial expenses in 2009 amounted to €468 million and taxes accrued totalled €1.130 billion, with the effective tax rate at 40.7% versus 41.6% in 2008.

Financial overview

Repsol YPF enjoyed a healthy financial position at the end of 2009 despite the adverse macroeconomic scenario throughout the year. The Group’s net financial debt, ex Gas Natural SDG, stood at €4.905 billion in comparison with €2.030 billion in the previous year. A large part of this increase was due to the payment of €1.080 billion to subscribe the Gas Natural SDG rights issue (which did not affect the net debt of the consolidated Group). In addition, Repsol YPF S.A. brought forward the payment of the interim dividend for 2009 to December, an exceptional event.

The Group’s consolidated net financial debt at year-end 2009 was €10.928 billion, that is, €7.447 billion more than the net debt at 31 December 2008, which totalled €3.481 billion. The increase in net debt is mainly attributable to the impact of the acquisition of Union Fenosa by Gas Natural SDG, both because of the required investment made as well as the consolidation of Union Fenosa’s net debt.

The Strategic Plan 2008-2012 continued to be implemented throughout the year. The company invested €8.964 billion in 2009(2), €4.354 billion of which was spent in the acquisition of Union Fenosa by Gas Natural SDG. The main expenditures were earmarked for projects to increase capacity and improve conversion at the refining facilities in Spain (Cartagena and Bilbao); the start-up of the Canaport LNG regasification plant; the start of production of the Shenzi field in the Gulf of Mexico (these last two are among the ten key projects in

(2)	This figure does not include financial investments of €39 million in the year.

CONSOLIDATION MANAGEMENT REPORT

the Strategic Plan); the Peru LNG liquefaction plant; and exploration activities. With regards to exploration, 2009 was a record year, with 15 discoveries of which many were in the core areas for the company’s growth, such as deep water in the Gulf of Mexico and Brazil, and also in North Africa.

Divestments in the year totalled €1.037 billion(3). This figure includes the €245 million relating to collection of the last amount owed on the sale of Torre Repsol to Caja Madrid. The substantial divestments made by Gas Natural SDG made it possible to partially reduce the debt generated by the acquisition of Union Fenosa.

In 2009, Repsol paid its shareholders €1.997 billion(4)4 in dividends, including dividends paid to minority shareholders of subsidiary companies. On an exceptional basis, three dividend payments were made in 2009 as a result of the advance payment by Repsol YPF S.A. of the interim dividend for 2009 (reporting €1.05/share for 2008 and €0.425/share as the interim dividend for 2009).

In relation to transactions involving company shares, the Annual General Meeting of 14 May 2009, resolved to grant authorization to the Board of Directors “for the derivative acquisition of shares of Repsol YPF, S.A. by purchase, exchange, or by any other transaction for valuable consideration, directly or through controlled companies, up to a maximum number of shares that, added to those already held by Repsol YPF S.A. and its subsidiaries, do not exceed 5% of share capital and for a price or equivalent value that may not be lower than the nominal value of shares nor exceed the quoted price on the stock market.”

This authorization is valid for 18 months counted as from the date of the Annual General Meeting, rendering null and void the authorization granted by the previous Annual General Meeting held on 14 May 2008.

Accordingly, in 2009, Repsol sold 12,229,428 of its own shares representing 1.001% of the company’s share capital with a nominal value of €12.22 million and collecting a gross aggregate sum of €230.47 million. As of 31 December 2009, neither Repsol YPF S.A. nor any of its affiliates held any shares in the parent company.

Cost savings plan

Responding to the difficulties in the economic environment, Repsol implemented an ambitious cost savings plan in 2009 which contributed a total of €1.575 billion in savings, excluding those achieved by Gas Natural SDG. Manageable expenses in 2009 were €836 million less than in 2008 in like-for-like terms. This plan also made it possible to reduce budgeted investments for 2009 by €739 million.

Financial prudence

In keeping with its prudent financial policy, Repsol YPF holds a significant volume of financial investments included in the captions listed under Note 13 of the Annual Report as “Other financial assets at fair value with changes in profits or loss”, “Loans and accounts receivable” and “Investments held to maturity” for an amount of €3.971 billion(5) of which €3.780 billion correspond to Repsol, excluding Gas Natural SDG. As of 31 December 2009 the Group also has undrawn credit facilities amounting to €3.860 million (ex Gas Natural SDG) in comparison with €3.496 million (ex Gas Natural SDG) at the end of 2008. The amount of committed and undrawn credit facilities for the consolidated Group totalled €4.680 and 3.916 million at 31 December 2009 and 2008 respectively.

Accordingly, net debt and the net debt/capital employed ratio, in which capital employed refers to net debt plus net equity, provides a true and fair view of the volume of necessary borrowings and their relative weighting in the funding of capital employed in operations.

At 31 December 2009, the Group’s net debt to capital employed ratio (ex Gas Natural SDG) stood at 16.7% versus 7.7% at the end of the previous year. Taking preferred shares into account, the variation in this ratio was from 21% at 31 December 2008 to 28.8% at year-end 2009.

(3)	This figure does not include financial divestments in the year totalling €56 million.
(4)	The Repsol YPF, S.A. dividend for 2008 (€1,282 million) and the reported interim dividend for 2009 (€ 519 million) plus the dividends paid to minority interests (€208 million) total € 2,009 million. The difference between this amount and the figure reflected as the dividend paid in 2009 (€1,997 million) is explained by the dividend for the parent company’s shares held at the 2008 dividend payment date (12 M€). The amount of withholdings on the interim dividend for 2009 was paid in January 2010 (62 M€).
(5)	This figure does not include €381 million relating to financing of the tariff deficit for settlement of regulated power activities which the Group owns through its stake in Gas Natural SDG and which are recorded under the financial investment captions.

MACROECONOMIC ENVIRONMENT

As of 31 December 2009, the Consolidated Group’s net debt to capital employed ratio was 30.3% versus 12.4% at 31 December 2008. Including preferred shares the ratio was 40.7% in comparison with 25% at the end of 2008.

The breakdown of net financial debt is detailed in the following table:

BREAKDOWN OF NET DEBT	Millions of €
Jan-Dec 09
Net financial debt at the start of the period	3,481
Ebitda	(6,749)
Variation in trade working capital	590
Investments (1)	8,964
Divestments (1)	(1,037)
Dividends (including affiliates)	1,935
Translation differences	125
Taxes paid	1,168
Incorporation of union fenosa’s debt	1,809
Interests and other movements	642
Net financial debt at the close of the period	10,928

(1)	In 2009, financial investments totalling €39 million were made, bringing the total figure of the company’s investments to €9,003 million. In addition, financial divestments were made amounting to €56 million, with the total figure of divestments reaching €1,093 million.

Finance income (expense)

The consolidated Group recorded a net financial expense of €468 million in 2009 in comparison with €544 million a year earlier. The following aspects are worth mentioning:

•

Net interest expense: in 2009, interest expense increased by €182 million mainly as a result of the considerable increase in Gas Natural SDG’s average debt due to the acquisition of Union Fenosa and the inclusion of Union Fenosa’s debt in the scope of consolidation. Regarding the Group ex-Gas Natural SDG, €1 billion in nominal bonds maturing in 2014 were issued in March 2009. These effects were partially cushioned by lower interest rates than in the previous year.

•	Net gains / (losses) from financial instruments exposure:

•

Due to interest rate: Even though hedging positions to protect against the drop in the dollar curve contributed to €55 million losses in 2008, interest rate gains (€34 million) in 2009 were due to the rise in the USD curve (medium term) and the drop in the EUR curve (all periods) mainly in the second quarter of the year.

•

Due to exchange rate: In 2008, income generated during the year (€86 million) was largely the result of the exposure of financial income to the dollar due to an active management to protect dollar cash flows during the year.

In 2009, income generated (€306 million) was the result of actively managing hedging positions in the currency market and explained by the exposure vs. the dollar and the ARS. The depreciation against the euro reduced the value of liabilities denominated in these currencies. Moreover, the depreciation of the USD vs. the BRL reduced the value of dollar-denominated liabilities.

•

Impact of discounting provisions to present value: financial expenses in 2009 increased by €42 million. Higher expenses at bpTT (€25 million) were due to the restatement of late payment interests on tax contingencies.

•	Capitalised interest: Interest income increased by 55 M€ mainly because of the increase in the volume of debt relating to investments in current assets.

•

Other financial expenses: the €64 million increase was mainly due to the incorporation in 2009 of finance lease expenses for the transport of natural gas marketed in the United States and in Canada through the gas pipeline (€93 million) and due to the income at Gas Natural SDG realized on the sale of the Enagas stake in June 2009.

CONSOLIDATION MANAGEMENT REPORT

	Millions of €
FINANCE INCOME/EXPENSES	Jan-Dec 08	Jan-Dec 09	% Variation 09/08
Net interest expense (incl. Preference shares)	(428)	(610)	42.76
Net gains / (losses) from financial instruments exposure	31	340	996.77
Due to interest rate	(55)	34	—
Due to exchange rate	86	306	255.81
Impact of discounting provisions to present value	(144)	(186)	29.17
Capitalised interest	67	122	82.09
Other financial expenses	(70)	(134)	91.43

TOTAL	(544)	(468)	(13.97)

Risk factors

Repsol YPF’s revenues and operations are subject to risks arising from changes in the competitive, economic, political, regulatory, social, industrial, and business conditions.

Future risk factors, unknown at present or not considered relevant, could also affect the company’s business, results, and financials.

Risk factors affecting operations

Possible fluctuations in international oil benchmark prices and oil demand due to factors beyond the control of Repsol YPF. Over the last 10 years, oil prices have experienced enormous variations and have also been subject to fluctuations in international supply and demand, beyond the company’s control. Political events (particularly in the Middle East), the trend in oil reserves and derivatives, the circumstantial effects of climate change and other meteorological phenomena, such as storms and hurricanes that particularly ravage the Gulf of Mexico, increasing demand in high growth countries, such as China and India, as well as major conflicts such as in Iraq, political instability, and the threat of terrorism often affecting producing areas and the risk that oil supply could be used as a political weapon could have a significant impact on the oil market and international prices in particular. In 2009, West Texas Intermediate (WTI) traded at an average of US$62.1/barrel versus an average of US$51.20/barrel in 2000-2009, with the average annual maximum price at US$99.75/barrel in 2008 and an average annual low of US$25.96/barrel in 2001.

Benchmark oil prices and demand can also suffer considerable fluctuations depending on economic cycles. The current situation of weak demand continues to exert a downward pressure on the price of feedstocks. Oil prices in 2008 fell 70% after reaching a peak of US$145/barrel (WTI) in July 2008, reflecting the significant slowdown in the global economy despite the decision of the Organization of Petroleum Exporting Countries (OPEC) to cut back production. In 2009, oil (WTI) was trading at a range of approximately US$35-80/barrel.

Lower oil prices have a negative impact on the profit of Repsol YPF activities, the valuation of its assets, and its investment plans, including capital expenditures contemplated for exploration and development. In addition, a major cutback in expenditures in this area could have an adverse impact on Repsol YPF’s ability to replace its oil reserves.

Operational and market risks affecting Repsol YPF’s activities in the natural gas industry. Natural gas prices may differ in the various countries where Repsol YPF operates due to significant differences in supply, demand, and regulatory conditions, and could be lower than in other parts of the world. In some regions, moreover, it may also be impossible to take advantage of surplus supplies in other regions due to the lack of infrastructures and difficulties in transporting natural gas.

Repsol YPF has entered into long-term natural gas purchase and supply contracts in different parts of the world to meet the demand of its clients in Spain and in other markets. Gas Natural SDG (in which Repsol YPF holds a 30% stake) has executed long-term contracts for purchasing natural gas from Algeria and Norway in addition to liquefied natural gas (LNG) from Nigeria, Libya, Trinidad and Tobago, and Qatar. These contracts, which contemplate various price formulas, could mean higher purchase prices than those which could be obtained

MACROECONOMIC ENVIRONMENT

in increasingly deregulated markets. Moreover, gas availability is subject to the risk of breach of contract by counterparties, which would make it necessary to find other sources of natural gas to meet possible lack of supplies from other sources. This could imply payment of prices above those stipulated in these contracts.

Repsol YPF has also entered into long-term gas sale contracts with clients, principally in Argentina, Bolivia, Brazil, Chile, Venezuela, and Spain which could be subject to other types of risks since such contracts could be linked to current proved reserves in Argentina, Bolivia, Venezuela, and Trinidad and Tobago. In the event that available reserves in these countries were not sufficient, Repsol YPF could fail to meet its contractual obligations, in which case, it could be subject to non-compliance sanctions.

Significant presence in Argentina. As of 31 December 2009 and 2008, nearly 20% and 25% respectively of Repsol YPF’s assets were in Argentina, mainly relating to exploration and production activities. In addition, approximately 33% and 21% of operating income at 31 December 2009 and 2008 respectively was generated by the activities conducted in that country.

The Argentine economy has grown at a fast pace since the last crisis of 2001 and 2002, with GDP increasing in real terms by 8.7% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008 (the figure for 2009 should be announced in March 2010). Nevertheless, it is not certain that these growth rates will continue in the future and it is not possible to guarantee that the economy will not contract as a result of market volatility. The Argentine economy remains sensitive to various risks including the risk of lower raw material prices, the curtailment of international financing and investment in infrastructures, and higher inflation. In fact, inflation in this country could lead to an increase in Repsol YPF’s operating expenses, particularly personnel expenses. If this were to occur, the company’s operations and financials could be adversely affected. Argentina has restructured a substantial part of its debt, and has repaid its entire debt with the IMF. The country also aims to settle part of its non-restructured foreign debt and the lawsuits filed in international courts by foreign companies during the crisis.

The main risks affecting Repsol YPF as a result of its operations in this country are as follows:

•

The limitations on its ability to pass on increases in international oil prices and currency exchange fluctuations to local prices and to increase local natural gas (specifically in the case of residential clients), gasoline, and diesel prices to reflect higher production costs and taxes levied on oil and gas exports,

•	restrictions on the volume of oil and gas exports mainly because of the requirement of satisfying domestic demand first, thereby affecting the company’s prior commitments with its clients,

•	importing specific oil and gas derivative fuels at international prices to meet local demand that are sold subsequently below these prices,

•	higher taxes on local fuel sales that are not offset by price increments,

•	the need to extend concessions, some of which expire in 2017,

•	interruptions and trade union strikes,

•	possible conflicts between regulations or taxes imposed or managed by the different provinces and those determined by federal law,

•	Greater devaluation of the Argentinean peso versus other currencies which could have an adverse impact on the financial situation and operating income of Argentine companies.

Exports have been subject to higher and to new taxes in recent years. In relation to taxes levied on exports of oil and other derivatives, Resolution Number 394/2007 of the Ministry of Economy and Production in Argentina, enacted on 16 November 2007, states that in the event that the international price of WTI exceeds the reference price, fixed at US$60.9/barrel, the producer will be able to charge US$42/barrel with the Government withholding the remaining sum as an export tax. If the international price for WTI was less than the reference price but more than US$45/barrel, a 45% withholding tax would be levied. If this price is below US$45/barrel, the Government would determine, within 90 business days, the corresponding export tax. The withholding percentage calculated according to the above-mentioned formula, is also levied currently on diesel, gasoline, and other oil derivatives. In addition, the aforementioned calculation method also applies to oil products and lubricants according to the various withholding rates, reference prices, and the prices that producers are allowed to charge.

In relation to natural gas products, Resolution Number 127/2008 of the Argentinean Ministry of Economy and Production contemplated increases in taxes levied on natural gas exports,

CONSOLIDATION MANAGEMENT REPORT

increasing the rate from 45% to 100%, with the appraisal based on the highest price stipulated in the natural gas import contracts by any of the country’s importers. For LPG products (including propane, butane, and blends thereof) this resolution stipulates that if the international price of the specific product, based on the daily report issued by the Argentinean Energy Secretariat, was less than the reference value for each product as contemplated in the aforementioned Resolution (US$338/m3 for propane; US$393/m3 for butane; and US$363 m3 for blends thereof), the applicable rate would be 45%. In the event that the international price was higher than the reference price, the producer would be able to charge the maximum amount permitted by the Resolution for the related product (US$223/m3 for propane; US$271/m3 for butane; and S$250/m3 for blends thereof); with the Argentinean Government withholding the difference as an export tax.

As a result of the aforementioned increments in the export tax, YPF could be, and on certain occasions has been, forced to renegotiate its export contracts despite the Government’s prior approval thereof. The imposition of these export withholdings has had an adverse impact on the operating income of YPF.

YPF has been forced to sell part of its natural gas production, originally earmarked for exports, in the local market and, consequently, has been unable in certain cases to fulfil its contractual export commitments, completely or partially. This has given rise to disagreements with the affected clients, forcing the company to declare a force majeure event pursuant to its export contracts. Repsol YPF believes that these actions represent force majeure events that release it from any contingent liability for breach of its contractual obligations.

At present, oil exports and most oil and gas product exports, require the prior approval of the Energy Secretariat (pursuant to the provisions of Resolution S.E. Number 1679/04 and its amendments and supplementary provisions). Oil companies that plan to export oil or LPG must first show that local demand for such product has been satisfied or that the local buyers have been offered and have rejected the sale of the product. Meanwhile, refineries that wish to export diesel are also required to prove first that local demand has been duly satisfied. Since local diesel production does not currently meet local demand in Argentina, Repsol YPF has not been able to sell its production in the export market since 2005.

Repsol YPF cannot predict how long these measures will be in place or if these or other measures could have an adverse and significant impact on its exports of gas, oil, diesel, or other products and, consequently, on its operating income.

The inherent operating risks in the gas and oil industry and reliance on the acquisition or discovery of reserves at a reasonable cost and subsequent development of new oil and gas reserves. Gas and oil exploration and production activities are subject to specific risks, many of which are beyond the control of Repsol YPF. These activities are exposed to risks relating to production, facilities, transport, natural disasters, and other uncertainties in connection with the physical characteristics of oil and gas fields. The operations of Repsol YPF could be interrupted, delayed, or cancelled as a result of weather conditions, technical difficulties, or delays in the delivery of equipment or in compliance with administrative requirements. If these risks were to materialise, the Group could suffer substantial losses or the interruption of its operations. Moreover, these activities are subject to specific tax and royalty payment obligations which, on a general basis, are quite high in comparison with the taxes levied in other activities.

Moreover, Repsol YPF is dependent on profitably replacing depleted oil and gas reserves with new proved reserves to ensure the economic viability of subsequent production. Repsol YPF’s ability to acquire or discover new reserves, however, is subject to several risks. Drilling, for example, could deliver negative results not only in the case of dry wells but also when production wells are unable to generate sufficient revenues to obtain profit after discounting operating, drilling, and other types of expenses. In addition to the foregoing, Government authorities in countries where production wells are situated generally auction these and Repsol YPF faces strong competition when submitting bids for these blocks, particularly when these contain the most attractive potential reserves. This competition could mean that Repsol YPF may not acquire the most desirable production blocks or that it must pay a higher price and, therefore, the subsequent production of these blocks could be economically unfeasible.

Operating income and the company’s finances could be significantly and adversely affected if Repsol YPF is unable to acquire or discover and subsequently develop new oil and gas reserves in a profitable fashion.

Regulations governing Repsol YPF activities. The oil and gas industry is subject to widespread government regulation and intervention such as those related to exploration and production permits, specific contractual obligations for drilling and exploration activities, production restrictions, price controls, asset divestments, currency controls, and nationalization, expropriation, or the cancellation of contractual rights. These regulations and laws apply virtually to all Repsol YPF operations in Spain and abroad.

MACROECONOMIC ENVIRONMENT

In addition, the contractual terms and conditions of Repsol YPF’s oil and gas interests are generally the result of negotiations with Government authorities and could differ substantially from one country to another; in fact, these could differ from one region to another within the same country. Generally, these are instrumented through licensing or shared production agreements. Under the terms and conditions of licensing agreements, the license holder finances and assumes the risks of exploration and production activities in exchange for a share in resulting production, if any. In addition, it may be necessary to sell part of production to the State or to the State-owned oil company. On a general basis, license holders must pay royalties and corporate tax. Nevertheless, shared production agreements usually require that the contractor finances exploration and production activity in exchange for recovering the costs involved by obtaining part of production (cost oil) with surplus production (profit oil) is shared with the State oil company.

Repsol YPF conducts activities in many parts of the world, including Iran. Laws enacted by the United States Government, such as the Iran Sanctions Act of 1996, amended and extended by the ILSA Extension Act of 2001 and by the Iran Freedom Support Act of 2006 (known as the Sanctions Act) could affect Repsol YPF’s operations in Iran. These laws, which contemplate the possibility of sanctions, also affect non-U.S. companies which make certain types of investments in Iran. Nevertheless, pursuant to Council Regulation (EC) No. 2271/96, companies from EU member States are not obliged to comply with the Sanctions Act.

Repsol YPF cannot anticipate changes in these laws or the construction thereof, or the implementation of certain policies by the United States Government in relation to this law, including the Sanctions Act.

Furthermore, Ecuador and Bolivia are enacting new oil and gas regulations after enacting their new constitutions. Repsol YPF management cannot predict the consequences that could arise from changes in the oil and gas regulations in respect of its operations in these countries nor can it predict if these countries will be implementing new measures.

Repsol YPF is subject to stringent environmental regulations and risks. Repsol YPF is subject to a huge number environmental standards and regulations in practically all the countries where it conducts its activities. These affect the Group’s operations in relation to issues such as the environmental quality of its products, emissions to air, climate change, discharges into water, soil remediation, and contamination of surface and underground water, as well as in relation to the generation, storage, transport, treatment, and final destination of waste. The aforementioned requisites have and will continue to have a substantial impact on Repsol YPF’s business, its financials, and income from operations.

Location of reserves. Part of Repsol YPF’s oil and gas reserves are located in countries other than European Union member States and the United States, some of which are affected by political or economic instability. As of 31 December 2009, 89.5% of Repsol YPF’s net proved oil and gas reserves were in Latin America; 6.9% in North Africa; and 3.3% in the Gulf of Mexico.

Reserves and related production operations could imply risks, including higher taxes and royalties, restrictions on productions and export volumes, mandatory renegotiations, termination of contracts, nationalisation or the denationalization of assets, changes in local government regimes or in the policies of these governments, changes in commercial customs or practices, payment delays, currency exchange restrictions, and operating impairment or losses due to the intervention of insurgent groups. Political changes could also lead to changes in the business environment. Economic slowdowns, political instability, and civil unrest could also disrupt the supply chain or limit the sales in markets affected by these events.

Estimations of proved oil and gas reserves. Repsol YPF’s proved oil and gas reserves are calculated in accordance with the guidelines established by the Securities and Exchange Commission (SEC). Proved reserves are estimated on the basis of geological and engineering data that make it possible to determine with reasonable certainty if the oil and gas found in known fields could be recovered under current economic and operating conditions.

The accuracy of such estimates depends on several factors, assumptions, and variables, including the following:

•	the results obtained from drilled wells, tests and production after the calculation date could be subject to substantial upward or downward revisions,

•	the quality of geological, technical, and economic data and the interpretation and assessment thereof,

CONSOLIDATION MANAGEMENT REPORT

•	field production performance,

•	events such as acquisitions and sales, new findings, and the enlargement of existing fields, as well as the application of improved recovery techniques,

•	variations in economic and market conditions,

•

whether or not tax regulations, other administrative regulations, and contractual conditions remain the same as those in place when the estimates had been made. Changes affecting tax regulations and other administrative regulations could render economically unviable the exploitation of reserves.

Many of the factors, assumptions, and variables involved in the calculation of proved reserves are beyond the control of Repsol YPF and could become obsolete over time.

Cyclical nature of the petrochemical activity. The petrochemical industry is subject to many fluctuations affecting supply and demand, reflecting the cyclical nature of the regional and international petrochemical market. These fluctuations affect prices and the profitability of companies operating in this sector, including Repsol YPF. Furthermore, Repsol YPF’s petrochemical business is subject to exhaustive Governmental regulation and intervention in aspects such as safety and environmental control.

Financial risks

Liquidity risk. Liquidity risk is associated to the ability of the Group to finance its obligations at reasonable market prices, as well as to carry out its business plans with stable financing sources.

Repsol YPF keeps a prudent protection policy facing liquidity risk. Accordingly, it keeps enough cash resources and other liquid financial instruments and unused credit lines available to meet the loan maturities and finance debt foreseen in the next twelve months. In addition, the Group had available unused credit lines for an amount of €4,680 million and €3,916 million at December 31, 2009 and 2008, respectively.

Credit risk. The Group’s credit risk exposure mainly relates to trade accounts payable. These amounts, €6.001 billion and €5.744 billion at 31 December 2009 and 2008, respectively, are recorded in the balance sheet net of provisions for insolvencies and are measured and controlled per client or per individual third party. To this purpose, the Group has its own systems, aligned to best practices, for constantly monitoring the creditworthiness of all its debtors and for determining the risk limits per third parties. None of the clients account for more than 4% of the total of these accounts payable and as such, exposure is spread over a large number of clients and other counterparties.

As a general rule, the Group establishes a bank guarantee issued by the financial entities as the most suitable instrument of protection from credit risk. In some cases, the Group has contracted insurance credit policies whereby this transfers to third parties the credit risk related to the business activity of some of their businesses.

As of 31 December 2009, effective third party guarantees extended to the Group amounted to €2.533 billion. This figure, however would be €359 million higher if the maximum sums guaranteed in marketing agreements with banks and savings banks for the Solred credit card are included. In 2009, €24 million of such guarantees were executed. As of 31 December 2008, this figure stood at €2.462 billion, with €10 million worth of guarantees having been enforced.

Additional details on the risks associated with the Group’s financial instruments are provided in Note 18 of the Consolidated Financial Statements and Note 19 describes the financial hedging instruments.

Market risk

•

Exchange rate fluctuation risk. Repsol YPF is exposed to fluctuations in exchange rate of the currencies, mainly the dollar against the euro, since revenues and cash flows generated by oil, natural gas, and refined product sales are generally denominated in dollars or affected by this currency’s exchange rate. Operating income is also exposed to fluctuations in exchange rate of the currencies in countries where Repsol YPF conducts its activities. In order to mitigate the exchange rate risk affecting its operating income, Repsol YPF subscribes derivative instruments for currencies with a liquid market and at reasonable transaction costs.

The company is also exposed to exchange rate risk affecting the value of its assets or financial investments in dollars. Repsol YPF obtains financing in dollars and in other currencies, either directly or synthetically through currency derivatives.

In addition, Repsol YPF’s financial statements are expressed in euros and, consequently, the assets and liabilities of investees which have a functional currency other than the euro are

UPSTREAM

translated into euros at the exchange rate prevailing at the balance sheet date whereas the revenues and expenses of these companies are translated into euros by applying the average exchange rate for the period in which such revenues and expenses were generated. The fluctuations in the exchange rates applied in the process for converting the currencies into euros generates variations (gains or losses) which are recognised in the Repsol YPF Group consolidated financial statements and expressed in euros.

•

Commodity price risk. In the normal course of operations and trading activities, Repsol YPF Group earnings are exposed to volatility in the price of oil, natural gas, and related derivative products (see the previous sections: “Possible fluctuations in international oil benchmark prices and oil demand due to factors beyond the control of Repsol YPF” and “Operational and market risks affecting Repsol YPF’s activities in the natural gas industry”.)

•	Interest rate risk. The market value of the Group’s net financing and net interest expenses could be affected by interest rate fluctuations.

Note 18 “Management of financial and capital risks” and Note 19 “Derivative transactions” in the Consolidated Financial Statements for fiscal year 2009 include additional details on the financial risks described in this section.

Business areas

The Group’s activities and organizational structure is divided into five business areas which include:

Three core integrated activities:

•	Upstream, corresponding to the exploration and development operations of oil and natural gas reserves, except YPF,

•	LNG, relating to the Liquefied Natural Gas business, except YPF,

•	Downstream, corresponding to refining and marketing activities involving oil products, chemicals, and LPG, except YPF.

Two holdings in strategic companies:

•	YPF, which includes YPF S.A. and its Group operations in all of the aforementioned activities,

•	Gas Natural SDG, which mainly engages in natural gas marketing and power generation, distribution, and marketing.

Upstream

The Repsol Upstream division includes oil and natural gas exploration and production activities outside Argentina. Since 1 January 2008, information provided in this section refers solely to Repsol Group’s Upstream Division. For information on the exploration and production activities conducted by YPF, see the chapter on this company and its affiliates in this Consolidated Management Report. The Repsol Upstream Division manages its project portfolio with the objective of achieving profitable, diversified and sustainable growth, with a commitment to safety and the environment. Its strategy is underpinned by the following objectives: increasing production and reserves, diversifying its business geographically by increasing its presence in OECD countries, achieving operating excellence and maximising the profitability of its assets.

Geographically, the Upstream division’s strategy is based on diversifying in key traditional regions, including North Africa (Algeria and Libya) and Latin America (mainly Trinidad and Tobago, Peru, Venezuela, Bolivia, Colombia, and Ecuador) as well as in new strategic areas for short and medium-term growth, such as the US Gulf of Mexico (with the important Shenzi field, which already started operations and is one of the company’s key strategic projects) and in deep water offshore Brazil Strategic growth in the medium-term will also be bolstered by major gas projects currently being developed in Peru, Bolivia, Brazil, and Venezuela, and, in the longer-term, by the increasingly important asset portfolio in Norway, Canada, and western Africa.

The replacement rate of proved reserves in the Upstream division in 2009 was 94%, which would have been 111% if the price effect is excluded.

CONSOLIDATION MANAGEMENT REPORT

The successful exploration results achieved in 2009 give a major boost to the policy aimed at profitable future growth in Upstream. Repsol made major exploration discoveries in the year in countries such as Brazil (with the Iguazu, Abare West, Piracuca-Pialamba and Panoramix wells), Venezuela (Perla 1X well), and the United States (in the Gulf of Mexico with the Buckskin well.) This exploration success was achieved thanks to a firm policy, defined in the 2008-2012 Strategic Plan, to promote exploration activity through human and financial resources, methodologies, and processes. This policy bore fruit in 2008 when Repsol made three of the largest five discoveries in the world.

The final steps were taken in 2009 to launch major development projects in Algeria (Reggane), Brazil (BM-S-9 and Piracuca), Bolivia (Margarita-Huacaya), and Peru (Kinteroni).

As of 31 December 2009, the Repsol Upstream area was participating in oil and gas exploration and production blocks in 24 countries, directly or through its subsidiaries. The company was the operator of 18 of these blocks. Repsol also holds a stake in the Russian exploration and production company West Siberian Resources (WSR) which merged with Alliance Oil in 2008, and continues to assess the viability of undertaking, jointly with Shell, the Persian LNG project in Iran. Consequently, its Upstream division currently operates in 26 countries.

COMPLETED EXPLORATION WELLS	2009
	Positive		Negative		Under evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	2	2	—	—	—	—	2	2
South America	5	2	4	1			9	3

Trinidad and Tobago	—	—	—	—	—	—	—	—
Other countries in South America	5	2	4	1			9	3
North America	1	*	1	*			2	*
Africa	3	1	8	4	3	1	14	6
Asia	—	—	—	—	—	—	—	—

TOTAL	11	5	13	5	3	1	27	11

COMPLETED EXPLORATION WELLS	2008
	Positive		Negative		Under evaluation		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Spain	—	—	—	—	—	—	—	—
South America	5	2	9	3	1	1	15	6

Trinidad and Tobago	—	—	—	—	—	—	—	—
Other countries in South America	5	2	9	3	1	1	15	6
North America			1	*			1	*
Africa	5	2	13	5	2	1	20	8
Asia			4	1			4	1

TOTAL	10	4	27	9	3	2	40	15

UPSTREAM

PRODUCING WELLS BY GEOGRAPHICAL AREAS	At 31 December 2009
	Oil		Gas
	Gross	Net	Gross	Net
Spain	8	6	5	4
South America	1,089	379	161	65
Trinidad and Tobago	102	71	54	18
Other countries in South America	987	308	107	47
North America	12	3	—	—
Africa	181	51	78	23

TOTAL	1,290	439	244	92

PRODUCING WELLS BY GEOGRAPHICAL AREAS	At 31 December 2008
	Oil		Gas
	Gross	Net	Gross	Net
Spain	11	8	5	4
South America	1,065	339	144	57
Trinidad and Tobago	102	71	62	20
Other countries in South America	963	268	82	37
North America	—	—	—	—
Africa	144	41	78	23

TOTAL	1,220	388	227	84

REPSOL’S CURRENT ACTIVITY BY GEOGRAPHICAL AREA	At 31 December 2009
	Num. of blocks	Net mining acreage (km2)		Num. of exploration wells being drilled
	Development	Exploration	Development	Exploration	Gross	Net
Europa	12	22	384	10,000	—	—
España	12	21	384	9,882	—	—
Noruega	—	1	—	117	—	—
América del Sur	50	41	7,448	47,687	3	1
Trinidad y Tobago	7	—	2,363	—	—	—
Resto de países de América del Sur	43	41	5,085	47,687	3	1
América Central	—	1	—	4,512	—	—
América del Norte	7	262	3,577	4,898	—	—
África	3	20	1,456	47,454	—	—
Asia	—	2	—	16,514	—	—

TOTAL	72	348	12,865	131,063	3	1

Results

Operating income in the Upstream division in 2009 was €781 million, 65% less than the €2.258 billion posted a year earlier. EBITDA totalled €1.699 billion versus €2.864 billion in 2008. Lower operating income was mainly the result of decreased revenues because of the drop in average realisation prices. This effect was partially offset by increased oil sales and lower exploration expenses because of the higher rate of success of drilled wells.

CONSOLIDATION MANAGEMENT REPORT

The average retail price of the Repsol oil product mix was US$ 56.7/barrel (€40.7 /barrel) versus US$ 87.3/barrel (€59.3/barrel) in 2008. The average price of gas was US$ 2.3 per thousand cubic feet, 45% less than in the previous year. This reduction was caused by lower benchmark prices in international markets.

The lifting cost was US$ 2.9/barrel, 5% higher than US$ 2.8 in 2008, with this trend attributable to the start of production at Shenzi, which lifting cost is slightly higher than the previous average. This was compensated by cost saving efforts in other fields, such as in Trinidad and Tobago. Finding costs of proved reserves averaged US$ 21/barrel in the 2008-2010 period.

Main activities by countries

2009 was a record year for the company in the Exploration and Production area (Upstream) thanks to the exceptionally successful results in exploration activities. In 2009, Repsol announced 15 discoveries, the most important of which, because of their relevance and size, were in Brazil (with the Iguazu, Abare West, Piracuca-Pialamba, and Panoramix wells); in Venezuela (the Perla 1X well) and in the Gulf of Mexico (the Buckskin well). Major steps were taken to launch major development projects in Algeria (Reggane), Brazil (BM-S-9 and Piracuca), Bolivia (Margarita-Huacaya) and Peru (Kinteroni). In addition, one of the company’s key projects (Shenzi) started production at its own platform in the Gulf of Mexico in 2009. These milestones in key areas for the company bolster its objective of ensuring organic growth, maximising the profitability of its assets, and increasing its production and reserves.

North America

Over the past four years, Repsol has significantly strengthened its presence in deep waters in the U.S. Gulf of Mexico, participating in the major Shenzi oil development project and securing a large number of exploration blocks which proved their potential in 2009 with the discovery made at the Buckskin well. This region is considered one of the most profitable and offers the greatest deepwater exploration potential in the world.

Oil and gas production at the Shenzi field, one of the largest discoveries made to date in deepwater in the Gulf of Mexico (where Repsol holds a 28% stake) came onstream in March 2009, a few months earlier than expected. At year-end 2009, ten wells were producing through this platform. In the next few months, drilling of the other development wells should be completed, in addition to the start of a water injection project. In 2009, production at the Shenzi platform was more than 120,000 bopd, exceeding initial expectations. Production at the Marco Polo platform came onstream in May. Development of the Shenzi North Flanck is at an earlier stage, although the successful results of drilling work carried out in 2009 has increased the potential of this area.

Repsol, as the operator of the project currently in the exploration phase, made a major discovery in 2009 with the Buckskin well. At a depth of more than 10,000 metres, this is the deepest well operated by Repsol to date and one of the deepest wells in this region. Preliminary tests reflected a 100-metre column of high-quality crude oil. An appraisal well, which will contribute to defining the future development plan of this field, is currently in the planning stage.

In Exploration Round 208 conducted in the Gulf of Mexico in 2009, Repsol was awarded 16 new blocks. Four of these were awarded in a partnership with Marathon (60% and operator, Repsol 40%). Another seven blocks were awarded in partnership with ECOPETROL (40%) and the remaining five blocks were awarded solely to Repsol (100%). These, jointly with the other blocks awarded in recent years, comprise a large and solid exploration project portfolio. The company’s participation in these rounds is in keeping with its diversification and growth strategy in OECD countries.

In Alaska, Repsol holds a 20% interest in 71 adjacent blocks offshore the Beaufort Sea, jointly with Shell Offshore Inc. and Eni Petroleum U.S. LLC. Studies to determine exploration potential were conducted at these blocks in 2009. The company also has a 100% stakes in 93 blocks offshore the Chukchi Sea.

In Canada, Repsol continued to work actively to detect new growth opportunities in this OECD country. At the end of 2008, Repsol successfully bid for exploration rights in three blocks in the Newfoundland (Terranova) and Labrador offshore areas. Two of these blocks are in the Central Ridge/Flemish Pass area and the other one in Jeanne d’Arc Basin.

Latin America

In 2009, Brazil reinforced its position as one of the principal areas for Repsol’s future growth following four exploration successes (Iguazu and Abare West in Block BM-S-9); Piracuca-Pialamba in block BM-S-7; and Panoramix in block BM-S-48) which, together with the discoveries made in previous years (Carioca and Guara in the prolific BM-S-9 block) confirm

UPSTREAM

the enormous potential of this deepwater area. With 21 exploration blocks (operator in 11), Repsol is the leading private company in offshore mining rights in the Santos, Campos, and Espiritu Santo basins.

The exploration results in block BM-S-9 are spectacular, with four discoveries made (two of these in 2009) and a 100% success rate. A production test was performed in 2009 at Guara which delivered more than satisfactory results. Accordingly, a more extensive test will be conducted in 2010 in addition to other activities for the early development of the area south of Guara. As part of the appraisal plan for this area, a new exploration well, currently ongoing, was begun in the area north of Guara. In 2010, a long duration production test will be conducted at Carioca and an exploration well will be drilled. Repsol holds a 25% stake in this major deepwater project offshore Brazil.

The first steps were taken in 2009 in the development of the Piracuca field (block BM-S-7) where Repsol has a 37% interest. Production at this field is expected to begin in 2015.

Repsol holds a 10% interest in the Albacora Leste field (Santos basin), which has been producing since April 2006. Output in this major deepwater field in Brazil, containing approximately 394 million barrels of proved and probable oil reserves, reached approximately 118,000 bopd in 2009.

The important exploration discoveries made in recent years bolster the company’s strategy in offshore Brazil and represent one of the key growth projects in the Upstream division.

The final steps were taken in 2009 in Bolivia to launch the Margarita-Huacaya development project, with work expected to begin in 2010. A consortium comprising Repsol (operator with a 37.5% stake), BG (37.5%) and PAE (25%) is carrying out this important development project, at the Caipipendi block, north of the state of Tarija. The objective of the joint Development Project for the Margarita and Huacaya fields (the latter, found in 2008, was one of the five largest discoveries made that year in the world) is to increase the field’s current output (2.3 Mm3/d) to an intermediate plateau of 8.3 Mm3/d (Phase I) in 2012 and, finally, to 14 Mm3/d (Phase II) in 2013.

In Peru, work for the complete development of the Camisea field (blocks 56 and 88), in which Repsol holds a 10% interest, was ongoing. These blocks will supply natural gas to the Peru LNG project, expected to come onstream in 2010 and in which Repsol holds a 20% stake. Two fields are being developed in block 88, San Martin (producing since 2004) and Cashiriari, where the first two wells started production in July 2009. Production in block 56 at the Pagoreni field came onstream in September 2008. Development of these two blocks is expected to be practically completed in 2010 when the Peru LNG liquefaction plant is set to start operations.

The decision was taken in 2009 for the early development of the southern part of the major discovery made in 2008 with the Kinteroni well in block 57 (one of the largest discoveries made in the world that year) located in the Ucayali-Madre de Dios basin in the country’s central forest, 50 km from the Camisea gas and condensate field. Repsol, with a 53.84% stake, is the operator of this block. Production is expected to begin in mid-2012.

In 2009, Repsol made the largest gas discovery in the company’s history and one of the most important ones in Venezuela with the Perla 1X prospect. Preliminary estimates yielded 8 TCF of gas and approximately 100 Mbbl of condensate. The field could spread over a 33 Km2 area and a depth of 240 metres. Drilling of a new well to confirm information obtained to date on field and its subsequent development plan commenced in February 2010. Repsol is the operator of the Perla 1X well in a 50-50% consortium with ENI. PDVSA will participate in the development phase with a 35% stake with Repsol and ENI each holding a 32.5% interest.

The Barua-Motatan geographical area was effectively incorporated on 1 February 2010 as an asset to be operated by the Petroquiriquire S.A. joint venture in which Repsol holds a 40% stake. As a result, Repsol will use the credit received during the process carried out involving the migration of operating contracts into joint ventures.

In February 2010, the Ministry of Energy and Petroleum of Venezuela officially announced the award of the Carabobo 1 Block in the Orinoco Oil Basin to the consortium in which Repsol participates. The shareholders of the joint venture created to develop oil reserves include CVP (60%) with the remaining 40% distributed among the companies in the award-winning consortium: Repsol (11%), Petronas (11%), ONGC (11%), Oil India Ltd (3.5%), and Indian Oil Co. (3.5%).

In Trinidad and Tobago, Repsol is one of the leading private companies in oil and gas production and reserves, jointly with BP, with which it shares ownership of bpTT. This company, in which Repsol holds a 30% stake, operates a large oil and gas production area in the country’s offshore areas and averaged a daily output of 464,828 barrels of oil equivalent in

CONSOLIDATION MANAGEMENT REPORT

2009. In October of 2009 gas production began from the Savonette field at a depth of 88 metres. The gas produced feeds the Atlantic LNG liquefaction plant which is partly-owned by Repsol.

The Teak Blow Down gas compression project in the TSP offshore block, which Repsol operates with a 70% stake, started gas production in January 2009.

In Colombia, ECOPETROL approved the commercial phase for the Capachos Sur-1 discovery in May 2009.

On 12 March 2009, Repsol acquired Murphy Ecuador Oil Company Ltd. (currently named Amodaimi-Oil Company Ltd.). Since this company holds a 20% stake in block 16 in Ecuador, Repsol’s current consolidated stake in this block is 55%. The other partners in this block are OPIC (55%) and Sinochem (14%). On 12 March 2019, Repsol YPF Ecuador S.A., as the operator of block 16, executed an amended participation agreement which extends the exploitation period of this block from 31 January 2012 to 31 December 2018, although this agreement will be terminated ahead of time if the Service Provision Agreement, replacing the Participation Agreement, is not negotiated and executed within one year (the parties thereto could mutually extend the deadline). During this transition period, the Government of Ecuador will reduce the tax on extraordinary profit from 99% to 70%. At the end of 2009, the above-mentioned transitory period was extended for an additional year until 12 March 2011 (this transitory period may be extended again by mutual agreement of the parties thereto).

África

Repsol’s significant presence in North Africa is mainly concentrated in Libya and Algeria, countries where it participates in ongoing major projects that ensure sustained and profitable growth over the coming years.

Work continued throughout 2009 in Libya to complete development of the “I/R” field which started production in June 2008 and is expected to reach its maximum output potential between 2012 and 2013 when the permanent facilities have been completed. Repsol participates in this field, situated in the NC 186 and NC 115 blocks in the prolific Murzuq basin. Discovered in 2006, “I/R”, one of the most important exploration discoveries in the company’s history and the most important one in Libya in the last decade, is one of the 10 key projects defined in Repsol’s Strategic Plan 2008-2012.

Production at the “J” field in block NC186 came onstream at the end of 2009. This development plan had been approved by the Libyan National Oil Company, NOC, in December 2008.

In April 2009, Repsol announced that the A1 NC202 well offshore Libya had yielded positive results. This well is the first discovery made in Block NC202 in the Sirte basin, 15 km offshore. Repsol, with a 60% stake, is the operator of this block, with Austria’s OMV holding the remaining 40%.

In Algeria, progress was made in 2009 in the development of the Reggane gas project. The Development Plan includes drilling and completion of 74 wells, further drilling work on 10 additional wells, and workovers at another 12 existing wells. Gas production is expected to come onstream in early 2014. Repsol, with a 29.25% stake is the operator of this project in partnership with RWE (19.5%), Edison (11.25%), and the national Algerian company Sonatrach (40%).

In November 2009, an arbitration decision was reached which resolved the dispute between Repsol-Gas Natural SDG and Sonatrach on the termination of the agreement for the Gassi Touil project. The Arbitration Court declared the Agreement cancelled and ruled that none of the parties to the agreement had any obligation to compensate the other.

Europa

In 2009, Repsol inaugurated a permanent office in Oslo, Norway’s capital, in keeping with its diversification and growth strategy in OECD countries and with the objective of increasing the company’s presence in this Scandinavian country. Repsol currently participates, jointly with Det Norske Oljeselskap ASA, Bayerngas Norge AS, and Svenska Petroleum Exploration, in exploration blocks 6407/7, 8, 10 and 11 in the Norwegian Sea, awarded in Round APA (Award of Predefined Areas) in 2008. Along these lines, in January 2010 the Norwegian Government announced in Round APA 2009 the award of two new exploration licenses (Repsol will be the operator in one of these located in Norway’s North Sea).

In Spain, Repsol achieved positive results in 2009 with two offshore wells: Montanzazo-D-5 and Lubina-1 in the Mediterranean Sea. These wells, which will produce through the Casablanca platform, will make it possible to extend production of Repsol’s existing fields in this area (Casablanca, Boqueron, Rodaballo, and Chipiron) as well as the utilization period of this platform. Also in Spain, the Poseidon gas field resumed production in June 2009.

UPSTREAM

Discoveries

The year 2009 was a record year for Repsol in terms of exploration discoveries, not just because of the number of announced discoveries (15 in total) but, most importantly, because of their importance. The discoveries in 2009 were made in deep water off the coast of Brazil and in the U.S. Gulf of Mexico, in Venezuela, Algeria, Morocco, Spain, Algeria, Sierra Leone, and Libya. This exploratory success was achieved thanks to the firm commitment, outlined in the Strategic Plan 2008-2012, to bolster exploration activity, in terms of human, technical, and financial resources, as well as in methodologies and processes. Already in 2008, Repsol had taken part in 3 of the 5 largest discoveries made worldwide.

In Brazil’s BM-S-9 deepwater offshore block in the Santos Basin, where two major discoveries were made with the Carioca and Guara prospects in 2007 and 2008, Repsol made two new discoveries with the Iguazu and Abare West wells, confirming the enormous resource potential of this block located in one of the most attractive deepwater areas in the world. The partners in the consortium involved in this project, in which Repsol holds a 25% stake, are Petrobras (45% and operator) and British Gas (BG Group, with a 30% interest).

In April 2009, Repsol announced the discovery made with the exploration well Iguazu in the same appraisal area as the Carioca well, 340 km off the coast of Sao Paulo and in 2,140 metres of water. The first production tests at this well confirmed the presence of very high quality light oil. In September 2009, Repsol announced another discovery made with the Abare West well, 290 km offshore Sao Paulo and in 2,163 metres of water.

The consortium that made the discovery will continue carrying out the activities and making the necessary investments for the complete appraisal of Block BM-S-9, drilling two new exploration wells in 2010 and performing long-duration production tests at Carioca and Guara.

Also in Brazil, Repsol made two other major deepwater discoveries in the Santos basin with the Piracuca-Pialamba and Panoramix prospects. In the latter, an oil and gas discovery in Block BM-S-48, Repsol holds a 40% stake and is the operator in partnership with Petrobras (35%), Vale do Rio Doce (12.5%), and Woodside (12.5%). The discovery consists of three production layers: two bottom layers containing gas and condensate, and one top layer of oil. Drilling of two additional appraisal wells is planned for 2010.

The Pialamba well, in block BM-S-7, is a light oil and gas discovery made at the beginning of 2009. Repsol holds a 37% interest and its partner and well operator Petrobras, holds the remaining 63%. In September 2009, drilling work on the Piracuca appraisal well was completed, increasing the estimated recoverable resources in this area, and the final report on the discovery made in this field was submitted to the Brazilian authorities. The completion of two new wells is planned for 2010: a pre-development and an exploration well.

These exploration discoveries strengthen Repsol’s commitment to this region as one of the company’s growth vectors.

In September 2009, Repsol announced a major gas and condensate discovery with the Perla 1X well in Venezuela. The field could contain, according to estimates, 8 TCF of gas plus. an approximate volume of 100 Mbbl of condensate, currently under appraisal. The field is situated off the Gulf of Venezuela, in the western part of the country, at a depth of 60 metres. All these figures are pending confirmation and more work is being carried out, including drilling of an appraisal well and an additional exploration well. This is Repsol’s largest gas discovery in its history and one of the most important ones ever made in Venezuela.

In the U.S. Gulf of Mexico, Repsol discovered a major oil field with the Buckskin well at the beginning of the year. At a depth of 10,000 meters and 2,000 meters under water, the well is adjacent to the Chevron-operated Jack field, and has a similar structure. The Buckskin well marks the successful start of the deepwater well-drilling campaign in the Gulf of Mexico. The partners in the consortium are Repsol (12.5%), Chevron (55%), Maersk (20%), and Samson (12.5%).

In Spain, Repsol made two discoveries in 2009 in the Mediterranean Sea with the Montanazo D-5 well (75% stake and operator) and Lubina-1 (wholly-owned by the Company) 45 km of the coast of Tarragona. The results of the production tests carried out are 3,800 bopd of 32a API oil in Montanazo-D-5 and 3,700 bopd of 31.5% API oil at the Lubina-1 well.

The development and start of production of the Montanazo D-5 and Lubina-1 wells will extend production at the existing fields (Casablanca, Rodaballo, and Chipiron and extend the utilisation period of the Casablanca platform.

In March 2009, Repsol announced the gas discovery made with the Anchois well in Morocco at the Tanger-Larache exploration area 40 km off the coast, the first exploration success ever offshore Morocco. Repsol is the operator of these blocks (Tanger-Larache 1-2-3).

CONSOLIDATED MANAGEMENT REPORT

Repsol announced the first oil and gas discovery offshore Sierra Leone in September 2009 at the Venus. B-1 well in block SL 6/07 at a depth of 5,638 metres in 1,798 metres of water. The Venus B-1 well is the first one drilled in the Sierra Leone-Liberia basin where Repsol participates in 5 adjacent blocks. Preliminary results are currently being appraised and new exploration wells will be drilled to define this area’s commercial potential. Repsol holds a 25% stake in the consortium which made the discovery. The well confirms the presence of an active oil system with at least three reservoir units.

In Algeria, Repsol announced in April 2009 four exploration discoveries, two of which are in the Reggane block.

In April 2009, Repsol announced a discovery offshore Libya with well A1 NC202, which reached a depth of 4,820 metres, under 50 metres of water.

Production

Repsol’s oil and gas production in 2009 was 333,611 barrels of oil equivalent per day (boepd), 0.27% more than in 2008. Production, not taking into account contractual and regulatory variations, was 5% higher in comparison with 2008 after deducting variations in Libya (15.4 Kboepd) as a result of the new contracts in force since August 2008 and OPEC restrictions; in Bolivia (-6.7 Kboepd) because of the deconsolidation of Andina; in Ecuador, due to the acquisition of Murphy’s 20% stake in block 16 (+5.9 Kboepd) and the sale of block 14 in 2008 (-0.9 Kboepd); and in Algeria (+1.4 Kboepd) based on the impact of benchmark oil prices on the Production Sharing Contract (PSC).

Shenzi, in the United States started production through a Tension Leg Platform (TLP) connected to 10 wells and routed through the “manifold K” tieback. In July 2009, gas production in the Cashiriari field in block 88 in Peru came onstream. The Savonette field in Trinidad and Tobago, operated by bpTT, came onstream in October and gas deliveries from Teak Delta in Teak, Samaan, and Poui (TSP) began in January 2009.

NET PRODUCTION OF LIQUIDS AND NATURAL GAS BY GEOGRAPHICAL AREAS IN 2009 AND 2008

	2008			2009
	Liquids (mmbbl)	Natural gas (bcf)	Total (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Total (mmboe)
Spain	1	1	1	1	2	1
South America	26	399	97	25	380	93
Trinidad and Tobago	7	275	56	6	277	55
Other countries in S. America	19	124	41	19	103	38
North America	*	*	*	8	3	9
Africa	20	21	24	15	24	19
Asia

TOTAL NET PRODUCTION	47	421	122	49	409	122

Reserves

As of 31 December 2009, Repsol’s proved reserves (excluding YPF), calculated in accordance with U.S. Securities and Exchange Commission (SEC) guidelines, totalled 1,060 million boe, of which, 344 boe (32%) relate to crude oil, condensate and liquefied gases and the remaining 716 million boe (68%) to natural gas.

The trend of the company’s reserves in 2009 was positive, adding 115 million boe, particularly in Peru (38 million boe), the United States (29 million boe), and Libya (12 million boe).

The reserves of Repsol’s Upstream division are mainly located in Trinidad and Tobago (41%). Of the remaining reserves, 38% are in South America (Venezuela, Peru, Brazil, Ecuador); 14% in North Africa (Algeria and Libya); 6% in the Gulf of Mexico (United States); and approximately 1% in Spain.

Investments

Upstream investments in 2009 amounted to €1.122 billion, 5% less than the €1.184 billion invested in 2008 and were mainly earmarked for the development of the Shenzi field, in the United States, and for exploration activities in Brazil, the Gulf of Mexico and North Africa.

LIQUEFIED NATURAL GAS

Liquefied natural gas (LNG)

LNG activities include liquefaction, transport, marketing, and regasification of liquefied natural gas (LNG), in addition to power generation activities in Spain not conducted by Gas Natural SDG and natural gas marketing in North America. Since 1 January 2008, the information in this section refers solely to the Repsol Group LNG commercial segment. For information on YPF’s LNG activities, please refer to the chapter on this company and its affiliates in this Consolidated Management Report.

Results

The Liquefied Natural Gas (LNG) activity in 2009 posted €61 million in operating losses in comparison with €125 million operating income a year earlier. EBITDA was €150 million in comparison with €173 million recorded in 2008.

2009 was marked by the global economic crisis, reflected in international natural gas prices. After the lowest point at the end of 2008, and in contrast with oil prices, natural gas prices did not recover and the wide difference in the benchmark prices of both of these raw materials remained throughout the year. The Henry Hub benchmark, the reference for natural gas, was $4/Mbtu, 55.6% lower than in 2008. The trend of this indicator continued to decline well into 2009 when it reached the its lowest point in 7 years, trading at $2.5/Mbtu and reaching $5.8/Mbtu at the end of the year.

The drop in gas demand coincided with the start-up of new liquefaction capacity (despite the slowdown in these projects) and the increase in non-conventional gas production in some countries, such as the United States, putting more pressure on the price of this raw material.

With regards to the power generation market, the average Spanish electricity pool price in 2009 was €37/MWh, 42.6% lower than in 2008. This drop is mainly attributable to weaker demand, declining international commodity prices, and the lower cost of CO2 emission rights. The trading volume in the Spanish electricity system daily market also declined (238 TWh in 2009 vs. 266 TWh in 2008).

The earnings of the businesses comprising the LNG area are generally generated in U.S. dollars. The 5.3% year-on-year depreciation of this currency against the euro had a negative impact on 2009 earnings.

Assets and projects

One of the milestones of 2009 was the start of production of the Canaport LNG regasification plant, a Repsol (75%) and Irving Oil (25%) partnership. This is the first LNG regasification plant on Canada’s eastern shore. Located in Saint John (New Brunswick) and with an initial send-out capacity of 10 bcm/year (1,000 million cubic feet per day, which could be expanded to 2,000 million cubic feet per day), the Canaport terminal is one of the largest in North America and will supply markets on the eastern coast of Canada and north-eastern United States. Repsol, the operator of this plant, supplies the LNG that feeds the terminal and is entitled to the entire regasification capacity. This plant started operations in June 2009.

Construction work at Canaport LNG, as well at the offshore terminal and New Brunswick (Canada) and Maine (U.S.) gas pipeline was completed successfully.

Work on the third tank, which will make it possible to receive supplies from the largest methane tankers built to date, is the outstanding project, scheduled to be completed by April 2010.

In 2008, Repsol began marketing activities in New England and in other parts of north-eastern United States. These markets showed significant growth in 2009 following the start-up of the Canaport plant. Gas from Repsol’s exploration and production activities in the Gulf of Mexico is also being marketed. Repsol has been implementing a policy in the LNG division to strengthen its competitive positioning in this business, essential for its medium and long-term growth.

Repsol is present in the Trinidad and Tobago integrated LNG project, in which it participates jointly with BP, BG and others, in the Atlantic LNG liquefaction plant. The strategic geographical location of this plant enables it to supply markets in the Atlantic Basin (Europe, United States, and the Caribbean) at very advantageous economic conditions.

This plant has four liquefaction trains with a combined capacity of 15 million tons per year. Repsol holds a 20% stake in train 1, a 25% stake in trains 2 and 3, and 22.22% in train 4 (the latter is one of the largest in the world, with output capacity of 5.4 million tons/year). In addition

CONSOLIDATED MANAGEMENT REPORT

to its interests in the liquefaction trains, Repsol plays a leading role in gas supplies and is one of the main purchasers of LNG (approximately 3.2 million tons/year).

In Peru, the integrated liquefied natural gas project, Peru LNG, is currently being developed. Together with the Canaport project, Peru LNG is one of the major initiatives envisioned in the Strategic Plan 2008-2012. Since 2005, Repsol has been involved in this project, in which it holds a 20% stake, in partnership with Hunt Oil (50%), SK (20%) and Marubeni (10%).

The Peru LNG project contemplates the construction and operation of a liquefaction plant in Pampa Melchorita, in which Repsol holds a 20% interest, and a gas pipeline linking up with the existing one in Ayacucho. The Camisea consortium, in which Repsol also has a stake, will deliver natural gas supplies to this plant.

Additionally, the project contemplates Repsol’s exclusive marketing of the liquefaction plant’s entire production, estimated at more than 4.5 million tons per year. The term of the gas purchase agreement entered into with Peru LNG is 18 years as of the start of commercial operations. This is the largest LNG acquisition ever made by Repsol in terms of volume.

In September 2007, Repsol was awarded a contract in an international tender sponsored by Comision Federal de Electricidad (CFE) for the supply of LNG to the natural gas terminal in the port of Manzanillo on Mexico’s Pacific coast. The contract contemplates the supply of more than 67 bcm of LNG to the Mexican plant over a 15-year period. The Manzanillo plant, which will deliver gas to CFE’s power plants in the central-western part of Mexico, will be fed with gas from the LNG Peru project.

At year-end 2009, 94% of construction work on the onshore part of the liquefaction plant had been completed after advancing 26% over the course of the year. The offshore installations were 99% complete, and the gas pipeline 98% complete. This plant is expected to start operations in mid-2010. The finance agreements for this project were established in December 2007 and concluded on 26 June 2008. The first financing instalment was made in November 2008.

In Spain, Repsol holds a 25% stake in Bahia Bizkaia Gas S.L. (BBG). This company owns a regasification plant with unloading facilities for methane tankers of up to 140,000 m3, two 150,000 m3 LNG storage tanks, and a vaporisation capacity of 800,000 Nm3/hour. BBG is the operator of this plant which has a regasification capacity of 7 bcma, is part of the Spanish gas system, and is remunerated by Comision Nacional de la Energia (CNE) by means of tolls, and fees. The terminal is located in the Bilbao harbour. The enlargement of this facility is currently being appraised. This would involve the construction of a third tank, also with 150.000 m3 capacity, and the addition of another 400,000 Nm3/hour regasification capacity. In 2009, the regasification plant had an availability rate of 95% and a load factor of more than 60%, both parameters lower than in 2008, but higher than the average in Spain, where the average load factor is 52%.

Repsol also holds a 25% stake in Bahia de Bizkaia Electricidad S.L. (BBE), a company which owns a combined cycle power plant with 800 MWe installed capacity. The plant uses natural gas delivered by BBG as its main feedstock. Power generated at this plant is fed to the grid for residential, commercial, and industrial consumption. The availability rate of the plant, situated in Bilbao Harbour, was 95% and the load factor was less than 62%, both parameters lower than in 2008.

In December 2007 Repsol and Gas Natural executed a shareholders’ agreement with Sonangol Gas Natural (Sonagas) with the aim of starting work on developing an integrated gas project in Angola. This initiative involves the appraisal of gas reserves to determine the investments that would be required for their development and export in the form of liquefied natural gas. In accordance with the timetable, Repsol and Gas Natural SDG, through Gas Natural West Africa (GNWA) were involved in the exploration activities currently being developed by Sonagas, the operator of the consortium in which GNWA holds a 20% interest, followed by Sonagas (40%), Eni (20%), Galp (10%), and Exem (10%).

Good progress was made in estimating the available resources through the seismic campaign conducted in 2009, processing more than 2,000 km2. Work is being carried out at present in relation to contractual and technical procedures and preparation to analyse 2,300 km2 of seismic acquisition in addition to the current area subject to the study.

Preparatory work for the Garoupa-2 well to determine the consortium’s potential gas resources in this field began at the start of 2010.

As part of the significant structural and legal progress achieved to date, an office was set up in Luanda and gas and mining rights were awarded by the Government of Angola. Major progress was also achieved in securing the Risk Service Contract and the legal support to ensure investments in other areas to increase the potential resources of this project.

DOWNSTREAM

In Brazil, Repsol executed the contract in December 2009 to join the consortium comprising Petrobras (51.1%), BG (16.3%), Galp (16.3%) and Repsol (16.3%) which will be responsible for the technical engineering studies–Front End Engineering Design (FEED)–prior to the installation of a floating LNG plant (Floating LNG) at the BSM-9 and BSM-11 fields. These studies will make it possible to assess the technical and economic viability of the floating liquefaction plant. Three parallel studies will be conducted with three different consortiums to reduce technical uncertainties in a trailblazing development for the LNG industry and to create the necessary competencies among the various contractors in order to optimise development and construction costs.

The results of these studies will also be compared with other logistic solutions for extracting gas in the Brazilian presalt area to select the best option for capitalising these resources. In the event that the project is finally declared feasible, Repsol will be guaranteed the option of participating in the construction of the plant if the project is finally considered feasible.

LNG Transport and marketing

The Repsol-Gas Natural LNG (Stream) 50-50% joint venture is one of the leading LNG marketing and transport companies in the world and one of the most important operators in the Atlantic Basin. One of the goals of this company is the optimization of both partners’ fleets, which comprise a total of 12 methane tankers. In 2009, Repsol, with management support from Stream, marketed 4.5 bcm of LNG and managed 60 cargoes, most of which were from Trinidad and Tobago with Spain as the main destination.

At year-end 2009, Repsol had three methane tankers under time charter agreements, with a total capacity of 416,700 m3. The company also had another fourth tanker, the Sestao-Knutsen, which can carry up to 138,000 m3 of gas and belongs 50-50% to Repsol and Gas Natural. In the beginning of the second half of 2009, the fleet was increased with the addition of the new Iberica Knutsen methane tanker, which Repsol and Gas Natural will share on a 50-50% basis.

Additionally, in early 2007, Repsol executed time charter agreements for four new LNG transport vessels, one from Naviera Elcano and three from Knutsen OAS. The four vessels, featuring the latest technology, scheduled to start operations in 2010, will have a nominal capacity of 175,000 m3 of LNG. The vessels will be used mainly for transporting supplies associated with the Repsol and Peru LNG agreement.

Investments

Investments in the LNG business in 2009 totalled €125 million, 48% less than the €242 million invested in 2008. These expenditures were mainly earmarked for the construction of the Canaport regasification plant and the Peru LNG liquefaction project. This last project was financed with capital contributions from the partners until November 2008, when the first external financing disbursement was made.

OPERATING HIGHLIGHTS	2008	2009	% variation 2009 / 2008
Net LNG production (*) (Bcma)
Trinidad y Tobago	3.6	3.8	5.5
(*) Equity gas: does not include the LNG production of companies carried by the equity method in the consolidated Group accounts.

LNG Marketing
Cargoes (number)	65	60	(7.7)
Volume sold (Bcma)	4.7	4.5	(4.2)

Conversion factor: 1 Bcma = 39.68 TBtu

Downstream

The Repsol Group Downstream business comprises supply and trading, refining, marketing, and transport of oil and oil products, LPG and chemicals. Since 1 January 2008, data provided in this section refers solely to the Repsol Group Downstream Division. For information in relation to YPF’s Downstream activities, please refer to the chapter on this company and its affiliates in this Consolidated Management Report.

CONSOLIDATION MANAGEMENT REPORT

Results

Operating income in the Downstream business was €1.022 billion, down 2.48% in comparison with €1.048 billion posted in 2008. The key aspects of these results were:

•	Operating income in refining was down 49% versus 2008 mainly because of the sharp drop in international margins, which also implied a reduction in the utilisation rate of the refineries.

•	Improvement in Chemical activities, although results remained negative.

•	Enhanced performance in the Marketing and LPG activities which, however, was not able to offset weaker performance in Refining.

•	An accounting impact of €367 million in inventory gains in comparison with €495 million in inventory losses recorded in 2008.

Excluding the impact on earnings of inventory valuations in the last two fiscal years, the drop would have been 57.5%, from €1.543 billion in 2008 to €655 million in 2009.

Refining

The Repsol Group owns and operates five refineries in Spain (Cartagena, A Coruña, Petronor, Puertollano, and Tarragona), with a combined distillation capacity of 770,000 bopd. Installed capacity at La Pampilla refinery (Peru) in which Repsol holds a 51.03% stake and is the operator, is 102,000 barrels per day. In addition, Repsol has a 30% interest in the Refap refinery (Brazil) with a total capacity of 180,000 bopd (54,000 in Repsol Group consolidation).

INSTALLED REFINING CAPACITY

	Primary Distillation	Conversion	Lubricants
Refining capacity and breakdown (1)	(thousand barrels per calendar day)	Rate (2) (%)	(thousand tons per year)
Spain
Cartagena	100	—	155
La Coruña	120	66	—
Puertollano	150	66	110
Tarragona	180	44	—
Bilbao	220	32	—
TOTAL REPSOL (SPAIN)	770	43	265
Peru
La Pampilla	102	24	—
Brazil
Refap	54	52	—

TOTAL REPSOL	926	41	265

(1)	Information disclosed in accordance with consolidation criteria: all refineries reported on a 100% basis, except Refap (30%).
(2)	Defined as the ratio between the equivalent capacity coefficient of Fluid Catalytic Cracking (FCC) and primary distillation capacity.

The Refining division’s activity and earnings were strongly affected by the international economic crisis in 2009. Despite raising its forecasts various times over the course of the year, the International Energy Agency predicts that oil demand worldwide will fall 1.5% in 2009 in comparison with 2008, the second consecutive year of declining demand.

Weaker demand led to a reduction in heavy oil supply in the market since producing countries cut back their production, maximising the production of light oil in order to compensate for lower revenues. The reduced availability of heavy oil in the market resulted in narrower spreads between heavy and light oil, putting pressure on refining margins, particularly affecting facilities with a large conversion capacity, such as Repsol’s.

The drop in oil demand was caused by lower demand for oil products against the backdrop of the economic and financial crisis, which was particularly drastic in relation to medium distillates, resulting in narrower spreads in relation to oil and, consequently, having a very adverse impact on refining margins which could not be offset by the relative strength of the differentials between gasoline and fuel oil.

DOWNSTREAM

Refineries with a high conversion capacity focused on maximising the production of medium distillates involving heavy oil processing – such as Repsol’s – were particularly affected by this margin erosion throughout 2009. Lower demand, coupled with sharply narrower refining margins, led many refining companies, especially in the United States and Europe, to reduce their load and implement work stoppages, with some of these even shutting down some facilities. In this context, Repsol’s refineries managed by the Downstream division processed 35.1 million tons of oil, 12% less than in 2008. The average utilisation rate in Spain was 73.84% versus 91.9% in the previous year. In Peru, however, the utilisation rate was slightly higher than in 2008, increasing from 75.17% to 76.72% in 2009.

The refining margin in Spain in 2009 was $1.3/bbl ($1.53/bbl, weighted average including distillates), considerably lower than in 2008 ($7.4/bbl) because of weaker medium distillates and the above-mentioned narrower spreads between heavy and light oil. Margins were significantly lower in the second half of the year. As to Peru, the refining margin in the year was $4.1/bbl vs. $5.7/bbl in 2008.

Repsol continues to implement its ambitious investment plan to increase refining capacity and conversion, while also enhancing safety, the environment, and the efficiency of its facilities. In the medium and long-term, the reactivation of the global economy, which already showed some positive signs in 2009 and should continue to consolidate in 2010 (according to the forecasts of various international organizations) ensure the profitability of the projects that the company has undertaken.

The Cartagena refinery enlargement and the Petronor refinery conversion (URF) projects are key aspects of this plan. Progress was made in 2009 towards developing these projects as planned and, accordingly, the new facilities are expected to start operations by mid-2011.

In 2009, the European Investment Bank (EIB) granted Petronor a €400 million loan for the construction and exploitation of the URF project (Fuel Oil Reductor Unit). The first tranche of loan totalling €300 million, was signed on 23 July.

WEALTH AND EMPLOYMENT OR THE REGION OF MURCIA	The enlargement of the Cartagena refinery is a key initiative of the Strategic Plan 2008-2012. The ff3.262 billion investment will make this one of the most modern facilities of its kind in the world and will double its capacity to 220,000 barrels/day. A hydrocracker, a coker, atmospheric and vacuum distillation units, and desulphurisation and hydrogen plants are among the main units contemplated in this project. In 2009, great progress was achieved in this project according to the timetable. The local community and regional governments support this initiative which will boost growth in the region of Murcia. As part of its commitment to this autonomous community, Repsol has promoted contracts with local companies and 46% of workers are from this region. About 3,000 people are already working on the project expected to be completed in 2011. This project makes it possible to maximise the production of clean fuels for the transport segment and will employ more than 6,000 workers during the construction phase. Nearly 700 jobs will be created once the project comes onstream. More than 50% of the products to be manufactured at this facility will be medium distillates, significantly contributing to addressing the shortage of these products in Spain.

ORIGIN OF PROCESSED CRUDE OIL

	2008	2009
Middle East	22%	22%
North Africa	16%	16%
Western Africa	12%	10%
Latin America	24%	27%
Europe	26%	25%

TOTAL	100%	100%

CONSOLIDATION MANAGEMENT REPORT

OIL PRODUCT SALES	Thousand tons (1)(2)(3)
	2008	2009
Sales in Europe	36,361	32,970
Own network	23,199	21,169
Light products	19,336	17,781
Other products	3,863	3,388
Other sales in the domestic market	6,926	6,222
Light products	4,985	4,320
Other products	1,941	1,902
Exports	6,236	5,579
Light products	1,761	1,849
Other products	4,475	3,730
Sales Rest of the World	7,502	6,459
Own network	2,981	1,854
Light products	2,412	1,509
Other products	569	345
Other sales in the domestic market	3,196	3,406
Light products	2,323	2,443
Other products	873	963
Exports	1,325	1,199
Light products	421	659
Other products	904	540

TOTAL SALES	43,863	39,429

Own network	26,180	23,023
Light products	21,748	19,290
Other products	4,432	3,733
Other sales in the domestic market	10,122	9,628
Light products	7,308	6,763
Other products	2,814	2,865
Exports	7,561	6,778
Light products	2,182	2,508
Other products	5,379	4,270

(1)	2007 data include Ecuador, Chile, and Brazil. The marketing business in Chile was sold in December 2007 and the Marketing business in Ecuador was sold in June 2008. Accordingly, the figures for 2008 do not include Chile and include Ecuador up to June. The marketing business in Brazil was sold in December 2008 and, consequently 2009 figures do not include marketing in Brazil.
(2)	Other sales in the domestic market include sales to operators and bunker.
(3)	Exports: expressed from country of origin.

Marketing

Repsol markets its oil products through a large network of service stations under a multi-brand strategy; Repsol, Campsa, and Petronor in Spain, and Repsol in other countries where the Downstream business operates. In addition, marketing activity includes other sales channels and the marketing of a wide range of products such as lubricants, asphalt, coke, and derivatives.

Total oil product sales (excluding LPG) amounted to 39.43 million tons, 10.1% less than in the previous year. This drop was due to weaker demand, particularly in Spain.

Sales in Europe were down 9.3% and 13.9% in the rest of the world. With regards to sales to the company’s network, light product sales in Spain fell 8% and in other countries, sales were 22.3% lower because of the divestment of marketing activities in Brazil and Ecuador.

DOWNSTREAM

Despite lower sales volumes, Repsol’s Marketing area was able to manage the sales margin efficiently at the service station channel and in relation to direct sales to end clients, contributing considerable income growth to the Downstream business, partially offsetting weaker performance in Refining. The benefits of the strict credit risk control policy implemented throughout 2009 were reflected in the enhanced earnings performance of this division.

At year-end 2009, Repsol had a network of 4,428 service stations in countries where the Downstream business operates. The network in Spain is made up of 3,603 sales outlets, of which, 74% had a strong concessionary link to the network, and 26% were company-owned and operated (927). Service stations in other countries were located in Portugal (426), Italy (157), and Peru (242).

The sales outlets (service stations and supply units) of the Downstream business as of 31 December 2009 were as follows:

Sales outlets	Owned or controlled by Repsol (1)	Branded (2)	TOTAL
Spain	2,656	947	3,603
Peru	118	124	242
Portugal	267	159	426
Italy	49	108	157

TOTAL	3,090	1,338	4,428

(1)	Owned by Repsol or controlled by Repsol pursuant to long-term commercial agreements or other types of contractual relations that ensure its direct long-term control over these sales outlets.
(2)	“Branded” refers to service stations owned by third parties with whom Repsol has entered into a new branding agreement that entitles Repsol to (i) be the sole supplier of these service stations and (ii) allows the service station to use its brand. The maximum term of these agreements in Spain is five years.

Repsol continued to implement in 2009 the commitments offered to the EU in 2006 which include the possibility of terminating long-term supply contracts with suppliers leasing service stations.

Respect for the environment is part of company’s policy and strategy, focusing all efforts in developing environmentally-friendly and technologically advanced products. Repsol has coordinated the Research Project for Promoting Biodiesel in Spain. Fifteen companies from various Spanish industrial sectors and 23 R+D centres have joined this 4-year initiative with a budget of €23 million that will put Spain at the forefront of biodiesel research, development, and innovation.

As part of Repsol’s commitment to the environment and technology, the company has entered into an agreement with Ente Vasco de la Energía (the Basque Energy Agency) to create a network for recharging the batteries of electric vehicles and also a framework agreement with the City Council of Madrid for promoting the use Autogas (liquefied petroleum gas for automobiles).

In keeping with its commitment to the community, Repsol continued to promote projects for the integration of disabled workers, 237 of whom were employed by the Marketing division at the end of 2009, representing 3.5% of its workforce. SIgnificant efforts were made in 2009 to extend this commitment to the network of branded service stations managed by third parties, in addition to organising various training courses in collaboration with several city and town councils to promote the integration of this group. In 2009, Repsol was awarded the “Fundacion Empresa” prize (8th edition, Disability category) for actively working since 2005 towards the integration of people with different types of disabilities.

In July 2009, the Spanish Competition Authorities (CNC) fined Repsol, Cepsa and BP for indirect price-fixing in their tied-in networks. The amount of the fine imposed on Repsol was €5 million. The company has filed two appeals against the resolution passed by the CNC, one of them based on breach of fundamental rights when the sanctioning proceedings were being conducted. Repsol considers that it has fully complied with both Spanish and EU competition regulations and is persuaded that the appeals filed shall be upheld by the Court.

CONSOLIDATION MANAGEMENT REPORT

Liquefied petroleum gas (LPG)

Repsol is one of the leading retail distributors of LPG in the world and ranks first in Spain and Latin America. The company operates in nine countries in Europe and Latin America.

LPG sales in 2009 totalled 2,993 million tons, 7.1% less than in 2008. Sales in Spain fell 5.8% compared to the previous year. Repsol distributes bottled, bulk, and piped LPG in Spain through collective distribution networks and has more than 10 million bottled LPG customers supplied through a network of 243 distribution agencies. Bulk LPG sales accounted for 19% of total retail LPG sales in 2009.

	Thousand tons
LPG SALES VOLUMES	2008	2009
Spain	1,623	1,489
Latin America	1,360	1,316
Argentina	326	303
Bolivia	22	10
Chile	193	200
Peru	408	411
Ecuador	390	372
Other (1)	21	20
Rest of the World	240	187

TOTAL	3,223	2,993

LPG SALES
Bottled	1,897	1,770
Bulk, piped, and others (2)	1,326	1,222

TOTAL	3,223	2,993

(1)	Brazil
(2)	Includes sales to the autogas market, LPG operators, and others.

LPG commercial margins in 2009 were lower than those in 2008 which were higher as a result of the sharp drop in oil prices in the second half of that year. In addition, the Ministry of Industry, Trade, and Tourism enacted a legislative order changing the method for calculating bottled LPG prices. According to the new formula, 25% of the price to be applied in the forthcoming quarter would be linked to international prices at the end of the previous quarter and the remaining 75% would depend on the maximum price prevailing at the end of the quarter just ended. The variation in this formula had an adverse impact on fourth quarter 2009 results. In the event that this trend remains in place and international prices continue to climb, subsequent years would also be adversely affected.

In Portugal, Repsol distributes bottled and bulk LPG to end customers and supplies other operators. Sales in 2009 reached 172,000 tons, making the company the third operator with a 21% market share.

In Latin America, Repsol is the leading LPG distributor in Argentina, Ecuador, Peru, and Chile. It markets bottled and bulk LPG in Argentina to the residential, commercial, and industrial segments, with sales totalling 303,000 tons.

In February 2009, the 100% stake held until then by Repsol Butano, S.A. in National Gaz was sold, abandoning the LPG marketing activities in Morocco as of that month.

DOWNSTREAM

OPERATING HIGHLIGHTS	Thousand tons
	2008	2009	% Variation 2009/2008
Feedstock processed
Crude	40.1	35.1	(12.4)
Other loads and raw materials	5.2	6.4	22.7
TOTAL	45.3	41.5	(8.4)
Production

(Thousand tons)
Medium distillates	20,512	18,922	(7.8)
Gasoline	7,424	7,090	(4.5)
Fuel Oil	7,361	6,230	(15.4)
LPG	1,060	956	(9.8)
Asphalts	1,576	1,768	12.2
Lubricants	212	103	(51.3)
Other (exc. petrochemicals)	1,837	1,552	(15.5)
TOTAL	39,982	36,621	(8.4)
Oil product sales

(Thousand tons)
Diesel/ Kerosene	24,242	21,987	(9.3)
Gasoline	6,996	6,574	(6)
Fuel Oil	7,280	6,127	(15.8)
LPG	3,223	2,993	(7.2)
Other	5,345	4,741	(11.3)
TOTAL	47,086	42,422	(9.9)
Sales by regions
Europe	38,183	34,646	(9.3)
Rest of the world	8,903	7,775	(12.7)

TOTAL	47,086	42,422	(9.9)

Chemicals

Continued operations in the Chemical business, part of the Downstream division, recorded a loss of € 223 million in comparison with a loss of € 352 million in 2008. This performance was the result of widespread declining demand because of the crisis affecting the industry since 2008, particularly the segments where a large part of this business is concentrated. This led to lower utilisation rates at industrial plants, narrower margins, and declining sales volumes, all of which had a negative impact on the results of chemical companies and of Repsol’s chemical business.

Sales to third parties in 2009 were 2.3 million tons, 11.4% less than the 2.6 million tons sold in 2008. Repsol implemented several shock measures, which included an aggressive cost savings plan, production optimisation and adjustments at plants, and the decision taken in February 2009 to delay the project for the enlargement of the Sines (Portugal) complex, approved in June 2008, until the situation improves.

In addition, work was carried out in 2009 on the enlargement project for the cracker at the Tarragona plant which is expected to produce 702,000 tons of ethylene in early 2010.

CONSOLIDATION MANAGEMENT REPORT

OPERATING HIGHLIGHTS (CHEMICALS)	Thousand tons
	2008	2009	% Variation 2009/2008
Capacity
Base petrochemicals	2,679	2,679	0.0
Derivative petrochemicals	2,927	2,933	0.2
TOTAL	5,606	5,612	0.1
Sales by product
Base petrochemicals	629	567	(9.8)
Derivative petrochemicals	1,973	1,739	(11.9)
TOTAL	2,602	2,306	(11.4)
Sales by market
Europe	2,348	2,000	(14.8)
Rest of the world	254	306	20.5

TOTAL	2,602	2,306	(11.4)

Production capacity for the main petrochemical products in the Downstream business, principally in Europe as of 31 December 2009 is detailed in the following table:

Thousand tons
PRODUCTION CAPACITY	TOTAL
Basic petrochemical products
Ethylene	1,320
Propylene	867
Butadiene	202
Benzene	290
Petrochemical derivatives
Polyolefin
Polyethylene(1)	875
Polypropylene	520
Intermediate products
Propylene oxide, polyols, glycols, and monomer styrene	1,189
Acrylonitrile/Methylmetracrylate	166
Rubber(2)	115
Other(3)	69

(1)	Includes EVA (ethylene vinyl acetate) copolymers and EBA (Ethylene butyl acrylate).
(2)	Includes 55,000 tons of production capacity in Mexico.
(3)	Includes styrene derivatives and specialties.

Investments

Investments in Downstream increased 6,7 % totalling € 1.649 billion versus € 1545 billion the year before. Most of this amount was spent on ongoing refining projects, particulary in Spain, upgrading operations, installations and fuel quality, and on safety and the environment.

YPF

YPF

Since 1 January 2008, the date on which the new organizational structure of the Repsol Group was presented, the value chain integrated activities (exploration, production, refining, logistics, marketing, and chemicals) conducted by YPF and its affiliates, are reported separately. In essence, most YPF operations, assets, and clients are situated in Argentina.

Results

YPF posted €1.021 billion in operating income in 2009, 12% less than the €1.159 billion recorded in 2008. This drop was mainly the result of the international crisis which reduced demand in the Argentinean market and the volume of exports, also causing a drop in revenues from products the price of which is linked to international oil benchmarks, including exports and certain products sold in Argentina.

In 2009, YPF investments were €956 million compared to €1.508 billion a year earlier. Nearly 71% of these expenditures were earmarked for oil and gas development and exploration projects.

Average annual production fell 8% to 572,300 barrels of oil equivalent per day (boepd) versus 619,000 boepd in 2008. As in the previous year, output was affected by several labour strikes that made it impossible to reach maximum production levels. Lower gas demand and the natural decline of mature fields also had an adverse impact. Excluding output interruptions, average annual production would have been 585,000 boepd.

The implementation of cost saving measures throughout the year made it possible to slow down the rising trend in expenses of the last few years (nearly 25%), reducing costs by almost 12% in comparison with 2008 and achieving approximately €287 million in savings.

International prices, which fell sharply in the last quarter of 2008, remained low in the first half of 2009, affecting the prices of certain products in the Argentinean market as well as abroad. The situation, however, showed gradual improvement in the second part of the year.

Demand for products, except for gasoline in the domestic market, fell in 2009, mainly because of the worldwide crisis which affected the local economy, and by the drought, which had a strong impact on the farming and livestock sectors.

At the end of the year, in the presence of the president of Argentina, Cristina Fernandez de Kirchner, governors, ministers, governors, and trade representatives, Sebastian Eskenazi, the CEO of YPF, unveiled the 2010-2014 Exploration Development Program. The key objective of this plan is to obtain information on all exploration blocks that could contain oil and gas reserves which the Government of Argentina or the local authorities have not awarded yet to any company. This program also contemplates the improvement of the oil recovery factor by applying new technologies and the development of non-conventional gas, such as tight gas and shale gas.

The move to the Torre Puerto Madero building (Buenos Aires) was completed in the first half of the year, an impeccable process than has significantly improved interpersonal communication among more than 2,000 employees as well as efficiency.

Exploration and production

Operating income in YPF’s Exploration and Production business was €795 million, 81% more than in the previous year. This increase was achieved thanks to lower expenses and the incentives achieved through the Petroleo Plus Program, implemented by the Argentine Government. he efforts contemplated in this program made it possible to press ahead with associated commitment of meeting demand requirements, contributing approximately €165 million to operating income.

Within the framework of another incentive program known as Gas Plus which promotes the production of non-conventional gas, YPF secured the authorization for the “Formacion Lajas Tight Gas” and the “Piedras Negras” projects. In areas where YPF operates in association with other companies, the Gas Plus projects in Aguada Pichana and Lindero Atravesado were also approved.

In 2009, YPF’s oil and gas production was 209 million barrels of oil equivalent, 8% less than in 2008, of which 111 million were liquids, with gas accounting for the remainder. Strikes and weaker demand for gas in last third of the year diminished output by 7.5 million boe.

At year-end 2009 YPF’s proved reserves, estimated in accordance with the guidelines of the Securities and Exchange Commission (SEC) totalled 1,024 million boe, of which, 539 boe (53%) was oil, condensate, and liquefied gases, and the remaining 485 million boe (47%) was natural gas.

CONSOLIDATION MANAGEMENT REPORT

The trend in the company’s reserves was positive in 2009 with the addition of 90 million boe. YPF’s reserves account for 49% of the Repsol Group’s total reserves.

YPF’s exploration activity in Argentina in 2009 focused on two areas:

_ Offshore

The offshore exploration campaign in shallow water was completed at the San Jorge Gulf basin after drilling three wells (Block M-1) plus other wells in the Austral basin (block E2) , all of which were abandoned after yielding negative results or considered unprofitable. Progress was made in planning two deepwater projects in the company’s portfolio: the Malvinas Project in blocks CAA 40 and CAA46; and the Colorado Marina Project in block E1.

_ Onshore

Traditional areas

Non-conventional gas: the first well was drilled in Argentina at the Loma La Lata concession, Piloto Shale Gas x-2 in search for shale gas.

Quintuco: a new exploration concept was developed in traditional areas to find oil in the Quintuco formation where two wells were drilled in 2009: the first one, La Caverna x-1 in the Banduria block where Repsol holds a 54.54% interest, yielded positive results; the second one, La Dolina x-1 in the Loma La Lata concession area (wholly owned by YPF), also yielded positive results and is currently being appraised. The Piloto Shale Gas x-2 well, in operations in January 2010, resulted in a discovery at the Quintuco formation.

Frontier areas

YPF completed the seismic campaign at the Tamberias (San Juan) and Rio Barrancas (Neuquen) exploration blocks, and the processing of seismic data in the Gan Gan and CGSJ-VA (Chubut) blocks.

Out of the 8 wells operated by YPF in 2009, 3 discoveries were made at the Neuquen basin (La Caverna x-1, La Dolina x-1 and Piloto Shale Gas x-2). Exploration expenditures totalled approximately €101 million.

Internationally, YPF was awarded two exploration blocks at the Punta del Este basin (blocks 3 and 5) in a partnership with the Uruguayan subsidiary of Petrobras the Portuguese oil company GALP. The partners in this consortium are YPF (40%), Petrobras (40%), and Galp (20%). The 3D seismic acquisition covering 1,850 km2 was completed at the Georgetown Offshore Guyana block where YPF Guayana holds a 30% stake.

In terms of new business activities YPF in 2009 entered into an agreement with Pampa Energia, by which that company will make the necessary investments, on its own account and risk, in exchange for a percentage of production at the Rincon del Mangrullo field.

Regarding field development activities, 537 development wells were drilled, which, jointly with secondary repair and infrastructure activities amounted to an investment of €519 million. A 30% reduction was achieved in the cost of each well thanks to progress made in the four construction stages. Well drilling and completion time was 20% less than in 2008, achieving a 30% improvement since 2007. This efficiency, combined with cost savings in each of the stages of the process, increased activity by 5%.

YPF continued working on the comprehensive development studies in relation to the most important fields in order to increase the recovery factor. In addition, as a result of the work carried out in recent years to revitalize mature fields and to identify new opportunities, YPF’s added 90 million barrels of oil equivalent to its proved reserves in 2009 in Argentina and abroad.

The results obtained in the San Jorge basin at the Barranca Baya, Manantiales Behr, and Lomas del Cuy fields were particularly noteworthy, with these fields revitalized thanks to drilling and secondary recovery projects.

Activity in the Maurek block, particularly at the Cañadon Vasco and Cerro Piedra Guadal Norte fields also contributed to increasing proved reserves. The replacement ratio of proved reserves in this area will be more than 100%, a major achievement considering that the basin was discovered more than 100 years ago.

YPF

The tight gas pilot project continued at the Neuquen basin where a large part of discovered reserves have been classified as proved reserves. Most of the gas contained in these sands has been classified as contingent resources pending favourable economic conditions. A total of 512.4 million barrels of oil equivalent have been classified in Argentina as contingent resources.

Changes in the exploitation scheme at the Chihuido La Salina fields and increased secondary recovery in Aguada Toledo Sierra Barrosa are also noteworthy. The results of the water injection pilot test at the El Medanito field encouraging and could imply the revitalisation of a field that has been inactive for several years.

The company continued to press ahead with the plan aimed at extending the concessions at the Neuquen province for another ten years (2017-2027) in associated areas. This made it possible to extend the permits for the Aguada Pichana, San Roque, and Lindero Atravesado fields.

YPF’s natural gas sales in 2009 totalled 14.9 million m3, approximately 10% less than in 2008. This drop was particularly marked in the distribution and industrial segments. YPF enjoys a 37% market share in Argentina. The average price of natural gas sold by the company was 7.5% less than in 2008, although prices for the manufacturing industry were 17% higher than in 2008 as a result of an agreement with the Energy Secretariat.

As part of a program launched by the Argentinean government, an LNG regasification ship was put into operation to incorporate to the country’s gas network an average 5.6 million m3/day of gas, 40% more than in the previous year, injecting a total of 800 million m3 to help satisfy increased demand throughout the winter.

Additionally, within the framework of the program for supporting the Government of Argentina, in the winter of 2008 YPF built the largest propane-air plant in Buenos Aires, the largest in the world with a supply capacity of 1.5 million m3/day. The objective of this facility, which started operations in October 2009, is to contribute to meeting peak winter demand in Argentina’s capital.

Refining, logistics and marketing

YPF’s refineries processed 17.6 million cubic metres of crude oil, 6% less than in 2008. This drop was mainly due to the lower demand for diesel oil and the numerous trade union disputes that affected crude oil production as well as pipeline and shipping activity, and consequently refinery supplies. In spite of those conditioning factors, the installed operating capacity was practically kept at full level at refineries throughout 2009, thanks to the operational reliability plans being implemented allowing the lengthening of unit maintenance cycles. Moreover, scheduled maintenance stoppages were made at the two biggest refineries. In order to reduce the stoppage times, for the first time at La Plata refinery the stoppage of the atmospheric distillation unit, the vacuum distillation and delayed coker units were carried out at the same time. This action, in conjunction with proper planning in the management of crude oil and products, allowed the impact of the stoppages on production to be kept to a minimum.

Gasoline production for the domestic market rose to 3.3 million cubic metres, accounting for a rise of 10% compared to the previous year, and a new record in recent years. Furthermore, gasoline of a higher quality was produced and the growing demand from the Argentinean market was met thanks to exploitation of synergies with the Ensenada chemical complex plants.

The three YPF refineries, La Plata, Plaza Huincul and Lujan de Cuyo, jointly increased gasoline and diesel oil performance by 2.5% compared to the previous year through commissioning of the remodelled catalytic cracking unit (FCCB) at the La Plata and through other operational improvements. Diesel oil imports dropped significantly with the application of these measures, in addition to the lower demand for this product in Argentina.

In 2009 for the first time production of 3000 m3 of diesel oil containing less than 50 parts per million (ppm) of sulphur was achieved, reducing the need for some of the imports of this product. From October, marketing of heavier products with higher added value increased, such as IFO (marine bunker).

Logistics activity increased in 2009 compared with the previous year. High occupation levels were achieved for road transport, as well as in the use of pipelines, terminals and ports. Within the commitment to the development of the country, YPF and Argentina Consorcio de Cooperacion Naviero (Naviera Sur Petrolera S.A. and National Shipping S.A.) presented the barge Argentina VI, a river vessel fully built in Argentina and intended for the transport of hydrocarbons, and the tugboat Barranqueras I, all within the scope of an agreement - lasting through to 2013 - to recover the national construction capability of river vessels for hydrocarbons transport.

CONSOLIDATION MANAGEMENT REPORT

Refinery and logistics investments amounted to €170 million in 2009, in line with the amounts invested the previous year. This amount was mainly allocated to adaptation of plants to add FAME (fatty acid methyl ester) and ethanol to fuel mixtures, in accordance with regulations in force on 2010. Progress was also made in the installation of a new furnace at Topping III at the Lujan de Cuyo refinery to increase energy efficiency, in addition to the implementation of other projects such as hydro-treatment of diesel oil at La Plata and Lujan de Cuyo and gasoline at the latter refinery, to meet quality specifications. The capacity of the Puesto Hernandez – Lujan de Cuyo pipeline was increased to improve the supply to the refinery.

Furthermore, participation by YPF in the Refino Plus program must be emphasized, as it encourages fuel production increases through the acknowledgement of benefits to be applied in the form of tax relief. Participation in this program materialized through investment projects aimed at increasing the offer of diesel oil and high grade gasoline.

At the end of 2009, YPF had 1,632 service stations, of which 168 are directly managed. During the year, implementation of a new image began at sales outlets with the aim of uniting and enhancing the comprehensive image of the network based on the concepts of modernity and rationalism.

Domestic market prices were gradually adapted to international prices and those of neighbouring countries.

YPF started to market a new fuel in 2009, namely YPF D. Eurodiesel, becoming the first company to launch a low sulphur content fuel on the market (less than 50 parts per million), as recommended for all high performance EURO IV engines.

In accordance with Law 26093 pursuant to Biofuel, on January 1 2010 the obligation of marketing gasoline with 5% bioethanol by volume and diesel oil with 5% biodiesel by volume (FAME) came into force. In order to comply with this obligation, the Agua Cero program was implemented in 2009 to adapt the service station network facilities and end users to be able to use these fuel mixtures.

In July 2009 the first YPF Direct Centre was officially opened in San Antonio de Areco (Buenos Aires Province), where all agricultural and industrial products are now available under one roof. Another remarkable milestone was the construction in 2009 of the Paso de Jama service station, at an altitude of over 4,000 metres above sea level.

Asphalt sales in Argentina reached an annual record of 235,000 tonnes in 2009, with a 59% all time high market share in the month of July.

Refinery, logistics and marketing activity led to income of €218 million in 2009, whereas investments in these fields amounted to € 178 million.

Chemicals

The chemical business operating income amounted to €92 million, a 42% drop compared to the record obtained in 2008. This fall was mainly due to the effects of the economic crisis which strongly affected local, regional and global demands for the main petrochemical products and fertilisers. During the first quarter, activity had to be temporarily interrupted at the methanol, maleic anhydride, linear alkyl benzene (LAB), cyclohexane and solvents units.

From a commercial perspective, the chemicals business improved significantly in terms of the aromatic and methanol sales mix, with sales increasing in Argentina by 75% compared to 2008, in contrast with the shrinking overseas market. Moreover, alternative markets were developed for refined paraffin.

The Continuous Catalytic Regenerator project was awarded, allowing production of aromatics to be increased by 50% and thus be able to meet the needs of growing internal demand for octane components, used in high quality gasoline and hydrogen production, necessary for gasoline and diesel oil hydro-treatment processes at the La Plata refinery. The estimated investment for this project is approximately €250 million, the largest petro-chemical investment in Argentina made in the last decade.

Gas Natural SDG

Repsol controls 30% of Gas Natural SDG. Taking this holding into account, Gas Natural SDG contributed €748 million in operating income to Repsol in 2009, 34.8% more than in the previous year. EBITDA in the year was €1.232 billion, compared to €848 million in 2008, 45.3% higher mainly as the result of the incorporation of Union Fenosa in the scope of consolidation as of 30 April 2009.

GAS NATURAL SDG

These results were achieved against a backdrop of shrinking energy demand and high volatility in relation to energy prices and currency and financial markets. In contrast, regulated activities recorded growth and the efficiency in the global portfolio management was improved. The earnings performance in this scenario reinforces the value of Gas Natural SDG’s business model, based on the right balance between regulated and deregulated activities in the gas and power markets. Through its 30% stake in Gas Natural SDG, Repsol participates in the entire gas value chain, from supply to distribution and marketing, in addition to the power market, following the acquisition of Union Fenosa by Gas Natural SDG.

Union Fenosa S.A. and its subsidiaries were globally integrated in the scope of consolidation as of 30 April 2009. Accordingly, the consolidated financial statement includes Union Fenosa transactions only as of that date. The Gas Natural SDG S.A. Union Fenosa S.A. and Union Fenosa Generacion S.A. merger process was completed in September 2009, after the shares issued in exchange for the Union Fenosa S.A. shareholders became listed and the latter company ceased to trade in the Spanish CATS (Computer Assisted Trading System) stock market.

Gas distribution in Spain

Sales from regulated gas activity in Spain, which include tariff gas supply until 30 June 2008 and access services to the network by third parties, both in terms of gas distribution and secondary transport, fell 15% to 229,585 GWh. This drop reflects the adjustments made for the cessation of activities in the residential segment. At 229,559 GWh, distribution and secondary transport services for third-party access to the network was down 10.3% as a result of weaker activity. Of this amount, 91,862 GWh (-22.5%) relate to services carried out by third parties and the remaining 137,697 GWh (+0.3%) to Gas Natural SDG marketing activities as the main operator in the deregulated market.

Gas Natural SDG continues to expand its distribution network, which as of 31 December 2009 stretched over 47,597 kilometres. Excluding the effects of the divestments in Cantabria and Murcia, the network stretched over 50,697 kilometres in 2009, providing services to 33 additional municipalities. The number of supply points at year-end 2009 was 5,698,000, after subtracting the above-mentioned divestment. The supply points increased by 101,000 in the last twelve months, 37.3% less than in the previous year mainly because less new homes were built and also because of the divestments made in Cantabria and Murcia.

The sale of low-pressure gas distribution assets in the Cantabria Autonomous Community and in the Region of Murcia had been concluded by 31 December 2009. This disposal involved 2,611 kilometres of low-pressure distribution network and 256,000 supply points, which represent 3,500 GWh of gas annually; most of the high-pressure distribution network in the Principality of Asturias, Cantabria and the Basque Country, with a total network covering 489 kilometres that transport 7,500 GWh of gas per year; and gas, power, and services marketing activities to the residential segment and to small and medium-size companies in these communities, adding up to approximately 210,000 gas customers, 4,000 power customers and 67,000 energy service contracts. On 19 December 2009, Gas Natural SDG agreed to sell 504,000 supply points and a portfolio of approximately 400,000 gas customers in the Madrid Autonomous Community. The agreement, currently pending the approval by the competent authorities, is expected to be concluded in the first half of 2010.

Gas distribution in Italy and Latin America

On 3 July 2008, Gas Natural SDG acquired the Pitta Costruzioni Group, which engages in gas distribution activities and operates in the region of Puglia in southern Italy. The acquired group has a natural gas distribution license enabling it to operate in 11 cities and towns, a portfolio of 15,000 customers, and a 393 Km distribution network. This transaction has enabled Gas Natural SDG to increase its distribution area in Italy and now supplies 187 municipalities in 8 regions: Molise, Abruzzo, Puglia, Calabria, Sicily, Basilicata, Campania and Lazio. In the gas distribution business in Italy, Gas Natural SDG now has 414,125 gas supply points after adding 23,033 new supply points in 2009. Gas distribution activity accounted for 3,495 GWh, 19.2% more than in 2008.

In Latin America, gas distribution activities are carried out in Argentina, Brazil, Colombia and Mexico. Supply points in this region totalled 5.42 million in 2009. High year-on-year growth rates remained in place throughout the year, with supply points increasing by 169,164, particularly in Colombia, with 105,197 additional supply points, and the number of customers was more than 2 million.

CONSOLIDATION MANAGEMENT REPORT

Gas activity sales in Latin America, which include gas sales and third-party network access services, amounted to 169,612 GWh, 18.6% less than in the previous year. This widespread decline was basically in the power generation and industrial segments. The distribution network increased 1,119 kilometres to 62,315 kilometres, growing 1.8%.

Power distribution

Gas Natural SDG’s business in Spain includes regulated power distribution activity and customer network services, mainly connection and link-up rights, and other services such a metering and access by third party to the company’s distribution network. The comprehensive tariff ceased to exist on 1 July 2009 following the creation of the Last-resort Power Commercialisation Entities. Accordingly, no power sales were made as of that date. Energy demand in distribution network associated markets was similar to the trend in the national market. Consumption decline, underscoring the correlation between power consumption and economic activity.

Business in Moldavia, in the capital and the metropolitan area and in the country’s central and southern regions, include regulated power distribution and its marketing at a tariff.

In Latin America, business activity involves regulated power distribution in Colombia, Guatemala, Nicaragua, and Panama. In 2009, 12,054 GWh of power was sold and the customer portfolio accounted for more than 4.1 million clients, with particularly good performance in Colombia.

Power generation

Electricity demand fell sharply in Spain as a result of the economic recession, particularly in the industrial segment. Demand in the Iberian Peninsula in 2009 (251,509 GWh) was 4.5% lower than in 2008. Gas Natural SDG’s power generation in the Iberian Peninsula was 28,728 GWh, increasing 57.4% following the incorporation of Union Fenosa in the scope of consolidation. Of this amount, 26,694 GWh came from conventional por plants (Ordinary Regime), an increase of 30%. Prower produced from renewable sources and cogeneration (Special Regime) reached 2,034 GWh, 124.8% higher.

Hydroelectric production was 1,849 GWh as a result of hydrological conditions in 2009. Nuclear production was 2,908 GWh. Coal-fired power production decreased as a result of lower demand and the growth recorded in the Special Regime. Power generation at combined cycle plants was 21,192 GWh, 22.2% higher following the incorporation of Unión Fenosa.

Power marketing activities include sales in the deregulated market, last resort marketing, and flat-rate supply. Sales in the deregulated market accounted for 16.6% of the total. As for last resort marketing, in force since 1 July 2009, sales stood at 6,452 GWh, and at 9,857 GWh for flat rate supply.

In Mexico, Gas Natural SDG has combined cycle plants with a combined capacity of 3,803 MW, in addition to a 54 km gas pipeline. Energy generated in 2009 was 20,921 GWh, showing an increase thanks to the incorporation of Union Fenosa’s power plants. Construction of the Norte combined cycle plant in Durango State is still underway, 97.4% of the project has now been completed in accordance with the timetable. The contract for this 450 MW power plant was awarded on 6 March 2007 and commercial operations there are expected to start in first quarter 2010.

On 24 December 2009, Gas Natural SDG reached an agreement with Mitsui & Co., Ltd and Tokyo Gas Co., Ltd for divestment of part of its power generation business in Mexico. This transaction, pending the approval of Mexican authorities and expected to be concluded in the first half of 2010, implies the sale of 2,233 MW of installed capacity.

Gas Natural SDG also has power generation assets in Puerto Rico, Costa Rica, Panama, the Dominican Republic, and Kenya. Power generation in these countries totalled 4,476 GWh. Production at the plant in Puerto Rico dropped by 8%, increasing in the Dominican Republic, Kenya, Costa Rica and Panama mainly due to completion of construction work on the enlargement of the existing 58 MW plant in Kenya, which started commercial operations in the third quarter of 2009, and the start-up of commercial operations at the hydro power plant at Algarrobos in Panama in the second half of 2009.

On 9 December 2009, the company Energía de Pacífico S.A. ESP. (EPSA) was sold off. All financial figures were reclassified as discontinued operations and are not included in this report.

GAS NATURAL SDG

Regasification projects

Regasification projects

Gas transport activity carried out in Morocco through the companies EMPL and Metragaz represented a total volume of 109,230 GWh, a fall of 18.2%. Of this figure, 80,525 GWh were transported for Gas Natural SDG through the company Sagane and 28,705 GWh for Portugal and Morocco. Weaker energy demand in the Iberian Peninsula, coupled with the optimization of the company’s supply-demand mix, resulted in the reduction of transported gas volumes and, consequently, to a lower utilization rate for the Maghreb-Europe gas pipeline.

With regard to the projects for development of two regasification terminals in Italy (Trieste-Zaule and Taranto), progress is being made in the processing and approval of the different permits required.

Sales by Gas Natural SDG in the deregulated market totalled 182,299 GWh, 19.3% down in comparison with the previous year because less gas was consumed for power generation at combined cycle plants as a result of reduced energy demand, low pool prices, and weaker economic activity.

Acquisition of Union Fenosa

On 11 February 2009, the Spanish National Competition Commission (CNC) authorized the purchase of Union Fenosa, S.A., subject to the commitments submitted by Gas Natural SDG, which included divestment of 600,000 gas distribution points and approximately 600,000 customers connected to those networks, 2,000 MW of combined cycle generation in Spain, and the stake in Enagas, as well as other covenants concerning the corporate governance in Cepsa and in Union Fenosa Gas Comercializadora.

The value of these assets is quite high and divestment is being carried out with the necessary resources to ensure autonomous operation by future buyers. Moreover, these divestments are consistent with the envisioned structure of the transaction and allow the gas and electricity convergence model to be maintained, the objective that Gas Natural SDG was striving to achieve through the merger with Union Fenosa.

Under the terms and conditions of the agreement executed on 30 July 2008, Gas Natural SDG acquired the remaining stake held by ACS on 26 February 2009, thereby increasing its stake in Union Fenosa to 50%, subsequently launching a Public Takeover Bid (OPA) for all Union Fenosa shares, as required pursuant to the provisions of Spanish Act 24/1988, enacted on 28 July del Mercado de Valores (the Spanish Securities Market Act) and the provisions of Royal Decree 1066/2007.

On 21 April 2009, the Spanish Securities and Exchange Commission (CNMV) disclosed the result of the bid, for which 14 April 2009 had been set as the deadline for its acceptance. The bid was accepted by shareholders representing 34.8% of Union Fenosa’s share capital and 69.5% of voting rights, to which the bid was effectively targeted.

Following the award of the bid and of the financial instruments executed with banking entities in relation to the shares in Union Fenosa S.A., Gas Natural SDG was able to take control of a 95.2% stake in Union Fenosa S.A.

Shareholders at the Annual General Meetings of Gas Natural SDG S.A. and Union Fenosa S.A. convened on 26 and 29 June, respectively, approved the merger by absorption of Union Fenosa S.A. and Union Fenosa Generación S.A. by Gas Natural SDG, S.A. through the dissolution without liquidation of the absorbed companies and the block transfer of their net worth to Gas Natural SDG, S.A.

The approved merger project, with an exchange ratio of three shares of Gas Natural SDG S.A. for every five shares of Union Fenosa, had received a favourable report from the independent expert appointed by the Commercial Register of Barcelona.

The completion of the merger process in September 2009 marked the culmination of the acquisition process that began in July 2008 leading to the effective integration of the gas and electricity business in one company with wide experience in the energy sector, capable of competing efficiently in markets subject to a growing process of integration, globalisation and increased competition. Following this transaction, the energy group is present in 23 countries with more than 20 million customers and installed capacity of 17,861 MW, of which 7,322 MW are combined cycles in Spain and 4,057 MW abroad.

CONSOLIDATED MANAGEMENT REPORT

Financing of the operation(6)

At the beginning of April 2009, Gas Natural SDG closed the syndication of a €18.26 billion loan to finance the operation and to refinance part of Gas Natural SDG and Union Fenosa’s current debt, through 27 participating entities. At the present time, 53 entities are part of the syndicate.

Additionally, to ensure a sound and flexible financial structure, Gas Natural SDG launched a €3.502 billion rights issue in March 2009 which was fully subscribed and paid up. In April, the net proceeds for the rights issue, €3 401 billion, were allocated to the partial repayment of the loan.

Moreover, with the aim of optimizing the financial structure and the maturity timetable, Gas Natural SDG in June 2009, October 2009 and January 2010, closed several bond issues in the Euromarket totalling €6.95 billion.

On 31 December 2009 the initial loan had been reduced to €751 billion after applying the net proceeds from the rights issue plus the proceeds from the less than 100% acceptance of the bid (€788 million), and after canceling amounts equivalent to the proceeds from asset disposals and the rights issues in 2009 (€4.75 billion). If we subtract the bonds issued in January 2010 (€22 billion) and the proceeds from the committed asset disposals, the outstanding loan amount would be €3.313 billion.

Divestments(7)

In accordance with the commitments made to the National Competition Commission (CDC), Gas Natural SDG divested or has agreed to divest €3,6 billion in assets. In addition, the mandatory divestment of 2,000 MW in combined cycles in Spain is still pending.

As to divestments already made, which amount to nearly €2. 0 billion, these include the sale of certain financial holdings (Cepsa, Red Electrica Espanola, Isagen, Enagas and Indra), the sale of 256,000 gas supply points in Spain, and the sale of its stake in the Colombian company Empresa de Energia del Pacifico, S. A. ESP (EPSA).

Committed divestment total more than €1 600 million and include the sale of 504,000 gas supply points in the Autonomous Community of Madrid and certain energy assets in Mexico.

In July 2009, the company was successful in launching a bonds issue with two tranches maturing at five and ten years totalling €2 billion and €500 million, respectively.

In October 2009, Gas Natural SDG completed three bond issues divided into three tranches in the Euromarket and maturing in 3, 7, and 12 years, for a sum of €500, million, €1 billion, and €750 million, respectively. In January 2010, the company completed three more bond issues in three tranches of 5, 8, and 10 years, for 650, 700 and 850 million euro respectively.

Investments

Taking into account Repsol’s 30% stake in Gas Natural, investments in the year amounted to €5 06 billion in comparison to €894 million in 2008 This increase is the result of the incorporation of Union Fenosa’s investments, mainly in power generation and distribution.

Corporate Areas

People Management

As of 31 December 2009, the Repsol Group had a total of 41,014 employees, 33,633 of whom were working in companies directly controlled by Repsol. The figures presented in this section refer to these employees The company’s employees work in more than 33 countries, mainly in Spain (50%) and Argentina (36%), as well as Portugal (4%), Peru (3%), Ecuador (2%), Brazil (1%) and Trinidad and Tobago (1%). Of these employees, 50 . 6% work in the

(6)	All figures in this section correspond to 100% of Gas Natural SDG.
(7)	All figures in this section correspond to 100% of Gas Natural SDG.

PEOPLE MANAGEMENT

Downstream division, 7.6% in Upstream and LNG, 35.4%% in YPF, and 6.4% in corporate departments. The breakdown of the headcount is 1% executive personnel, 7% technical managers, 43% technicians, 5% administrative staff and 44% operators. Permanent work contracts account for 91% of the total and women represent one third of the total workforce.

Change in the organizational structure

In February 2009 the Board of Directors approved a series of changes at the top executive level of the company with the aim of simplifying and concentrating the management team, improving coordination between Repsol’s strategic businesses and gaining efficiency in management processes.

The main changes were as follows:

1.	Elimination of three Executive Departments

2.	Integration of the LNG Executive Department with ED Upstream.

3.	The Corporate Tax Department was created within ED Finance and Corporate Services, and the Corporate Finance Department now reports directly to ED Finance.

4.	An Institutional Relations and Corporate Responsibility Department was created in the General Counsel and Secretary of the Board of Directors Executive Department.

5.	The Communication and Chairman’s Office Corporate Department was created, reporting directly to the Chairman and CEO.

6.	A new People and Organization Executive Department was created to replace the former ED Human Resources, combining the former Executive Development Corporate Department and CD Information Systems.

The new ED People and Organization was created with the goal of giving a fresh boost to the company’s human organization and working methods, and its objectives are:

•	To ensure that teams, systems and organizational models are adequate for the realization of the company’s strategy and ensure maximun efficiency.

•	To foster the professional and personal development of all members of the Repsol YPF team.

Diversity, equal opportunities and balance

In 2009 Repsol’s Diversity and Balance Committee continued with the development of the existing teleworking and different capabilities project, fostering the application of programs in all of the countries where the company operates in line with local needs. New projects were also launched in relation to the working day, time management and adaptation of facilities.

The improvements made since the commencement of the Diversity and Balance Program in 2007 were reflected in the latest work climate survey, in which employees valued the efforts made by the company and its commitment to the program in a positive light.

In 2009 Repsol signed the Diversity Charter, which publicly commits the company to foster the basic principles of equality; respect for the inclusion of all people in the labour market and society regardless of the diversity of individual profiles; recognition of the benefits of cultural, demographic and social inclusiveness within the organization; implementation of specific policies to generate a workplace that is free of prejudice in the areas of employment, training and promotion; and support for initiatives to fight against the discrimination of disadvantaged groups.

The diversity measures taken by the company in 2009 focused on two main areas, namely support for the program to integrate disabled people, and actions aimed at guaranteeing equal opportunities for all employees.

Key initiatives carried out in 2009 included the publication of the Libro Blanco de la Contratacion de Personas con Capacidades Diferentes. De las palabras a los hechos (“White Paper on the Employment of People with Different Capabilities. From Words to Deeds”). The White Paper is the first document of its kind published by a European firm, and it falls squarely within the framework of Repsol’s values and commitment to society.

In June 2009 Repsol received the Premio Fundacion Empresa y Sociedad award for its active work in favour of the disabled, and the company has become a benchmark for other firms.

After the success of the project in Spain, efforts have focused on extending the policy to all of the countries where Repsol operates. As of 31 December 2009, the company had a total of 544 disabled employees, comprising 357 people contracted directly in Spain and a further 47 via alternative measures (2.21% of the legal headcount), 108 in Argentina, 10 in Peru, 14 in Ecuador and 8 in Portugal. Initiatives have also been launched in Brazil, the United States and Venezuela to integrate disabled people into the workforce.

CONSOLIDATED MANAGEMENT REPORT

Repsol YPF has also continued to foster initiatives aimed at improving, promoting and fostering a balance between the personal and professional life of its employees. This approach was strengthened in 2009 through the inclusion of the work/life balance in the company’s management style, and the implementation of measures to foster the role of managers as the drivers of change, serving as an example for their teams.

The company has expanded and enhanced similar measures in different countries, adapting them to the local social and legislative environment in order to provide employees with a range of options favouring reconciliation both on a daily basis and in special situations while including the desired flexibility.

Following on from the excellent results of the pilot project carried out in 2008, the Teleworking Project went ahead in various stages in 2009, and as of 31 December 2009 included 362 employees in Spain, 140 in Argentina and 14 in Portugal.

The group of teleworkers in Spain was made up by 34% men and 66% women from virtually all areas of the company and professional groups. Of these employees, 48% were aged between 35 and 44 years, and the most common options chosen were one or two days per week.

Teleworking was launched in Argentina in collaboration with the Ministry of Employment, making YPF into the first company in the country to implement a scheme of this kind and include it in collective bargaining agreements. In recognition of this advance, YPF received the Mention of Honour in the Fundacion Proyecto Padres award “Towards family responsibility in business”.

Repsol YPF’s gender equality initiatives focus on equality of remuneration and the promotion of high potential women. The increasing presence of women in the company is a result of actions taken in a range of areas and an example of this effort. For example, 46% of new recruits in 2009 were women, and the number of female executives has risen by 25% in recent years.

Attracting the best professionals

The implementation of new selection techniques and the approach taken towards initiatives to attract talent from the standpoint of job marketing were the main features of 2009.

The company basically seeks talented young people who are interested in the career opportunities that Repsol YPF can offer Around 80% of the new recruits to the company in 2009 were younger than 35, and a key objective was to disseminate the company’s values as an attractive feature. For this purpose, the organization further strengthened its presence in universities through participation in job forums (10 fairs and two online forums).

It also continued to support the “Impulsa” Scholarship Program, which is aimed at students in their last years at university. Thirty-seven Madrid-based students took part in 2009, and were provided with online training in languages, competencies and skills.

The employment channel on the respol.com website consolidated its positioning among job-seekers, receiving an average of 2,000 clicks and consultations of each job offer.

Repsol was recognised as the best company in which to work according to the MercoPersonas survey in 2009. The corporate culture was also recognised by the Top Employer monitor.

Personal development

Repsol YPF combines the organization’s needs in terms of appropriate competencies and skills, and to plan for the acquisition of those it will require in the future, with its commitment to provide the company’s employees with attractive professional development opportunities.

The company’s training, mobility, appraisal and other policies and program allow it to manage the careers of the people who make up the organization on an integrated basis, ensuring equality of opportunity for all employees, regardless of their origin, gender, age and other personal factors.

Internal mobility at Repsol is addressed as an opportunity for the professional development of employees. The gender mainstreaming approach was further strengthened in 2009 through the management of talent banks, mobility boards and proactive searches, which made a total of 5,316 career moves possible during the year.

With regard to promotion and appointments, meanwhile, 2,549 employees saw their professional classification upgraded in 2009 (1,849 promotions and 700 appointments).

PEOPLE MANAGEMENT

Other key actions oriented to identify talent and foster employee development in 2009 were as follows:

•

Development of a new tool for the People Review system (identification and development of talent), adapting it to include appraisal of employees covered by the collective bargaining agreement and allowing the identification of maximum technical benchmarks.

•	Development Centre Programs with the participation of 162 professionals in 2009. These sessions served to detect and identify talent within the company.

•	Continuation of the technical competencies and training itineraries, permitting standardised, effective management of technical talent based on a platform of common knowledge shared by all employees.

•	Launch of a process for the design of individual development plans and a proposal for the recognition of qualifications.

•	International careers

Professionals of more than 60 nationalities work at Repsol. Of these employees, 755 were working in countries other than the ones in which they were hired in 2009, comprising the group of expatriates.

Efforts in 2009 were concentrated on managing the group of professionals working in the exploration area, formed by 118 key profiles in the Upstream unit.

Given its experience in the management of expatriates, Repsol holds the presidency of the Spanish Expatriation Forum (FEEX), in which 25 Spanish multinationals discuss the management of international assignments affecting their employees. The forum presented its White Paper on Measures to Support People in Business Internationalisation Processes.

•	New performance appraisal measures

The variable remuneration system for Repsol professionals known as Management through Commitments (MxC) has been in force for four years. The system appraises and rewards the contribution made by employees to the attainment of objectives, established annually, and behaviour that the company considers essential: responsibility and results-focus, entrepreneurial spirit and excellence, cooperation, people development and merit-based recognition.

Knowledge management

Repsol YPF is currently involved in a process of change in order to adapt to the needs of a competitive market that demands constant innovation through the creation of value and innovative capabilities in the organization via knowledge management techniques and tools.

New practice communities were created in 2009 which, together with those already in existence, include approximately 22,000 people throughout the company. Projects for retaining employees’ knowledge and its transfer to others also remained in place. Applied methodology is mainly supported by compiling personal histories and experiences which are recorded and transmitted in audiovisual supports.

Quality: management excellence

Repsol perceives quality as the constant pursuit of excellence by managing the company’s resources in an appropriate manner to generate value for its stakeholders over the course of time.

In order to make progress on the road to excellence, Repsol adopted the European Foundation for Quality Management (EFQM) and the Ibero-American Foundation for Quality (FUNDIBEQ) models in 2001. The company is a member of both associations. It also participates actively in the leading quality associations in the geographical regions where it operates.

In 2009 the company continued with the implementation of key measures in the Strategic Quality Plan approved annually by the Quality Committee. Within the sphere of consolidation and enhancement of the self-assessment process, the company’s units define and implement plans and program based on self-assessments. Since the launch of this initiative in 2001 over 130 self-assessments have been performed, which means that 100% of the organization has performed at least two self-assessments as of 31 December 2009, and 50% has carried out three or more.

In 2009 Repsol continued to work on the roll-out of process-oriented management in the whole of the company. The formalization of processes and identification of indicators and performance measures support decision making and help with the identification and implementation of improvements to ensure that objectives are met.

The company has 55 quality certificates based on standards such as ISO 9001:2000, TS 16949 and ISO 17025, which may be consulted at www.repsol.com.

CONSOLIDATION MANAGEMENT REPORT

Labour relations

The collective bargaining agreements that expired in 2008 were renegotiated in 2009. In May 2009 the Fifth Framework Agreement was signed, applicable to all of the Group companies in Spain. The contents of this collective agreement include a strong commitment to measures that foster a work/life balance.

In Argentina YPF reached a new collective agreement with the United Oil and Hydrocarbons Workers Union (SUPeH in its Spanish acronym), which groups supervisory personnel working in exploration and production and in the refining activity. This agreement was endorsed by the Ministry of Employment.

Health and safety

Work continued with the development of a set of uniform standards for the whole of the Group. The Individual Health Monitoring procedure was completed with the publication of the Guidelines for Periodic Health Monitoring in the Repsol YPF Group, which contains 17 protocols for action.

Meanwhile, the Health and Safety Committee approved guidelines for action against the Swine Flu pandemic, which was followed by an information campaign aimed at employees, and preventive and hygienic measures were implemented.

An internal audit program was also launched to assess compliance with internal workplace health and safety regulations. The results for knowledge and compliance were satisfactory.

Innovation and Technology

Repsol YPF considers its R+D investments as one of the key factors to make possible an efficient, sustainable energy system that will be capable simultaneously of providing answers to the industry’s two main challenges, security of supply and the reduction of CO2, while maintaining the competitiveness of the energy system. Consequently, Repsol invests in R+D to help seek solutions to these important challenges, providing value both for the company and for society as a whole.

In view of the uncertainties surrounding the predominant technologies of the future, the maturity periods of R+D efforts, economic cycles and the cost-cutting tensions at the bottom of the cycle, Repsol has prepared a Strategic Technology Plan as part of its business strategy. The lines of work set out in the plan cover all the company’s businesses: hydrocarbons exploration and production, the natural gas value chain, oil refining and related products and petrochemicals, without ignoring future avenues for diversification in the production and use of energy, as well as bio-fuels and the electrification of transport.

In 2009 Repsol invested €65 million in R+D activities carried out directly at its technology centres in Spain (Mostoles) and a further €10 million in projects undertaken at the company’s different business units. Repsol maintains an active policy of collaboration with both public and private technology institutes and universities in Spain and internationally. The 2009 budget earmarked for these types of agreements totalled more than €8 million in 2009. In addition, the company increased its involvement in consortiums with other firms for the pre-competitive development of new technologies. Repsol participates in R+D financing projects sponsored by different tiers of government. In 2009 it took part in 18 projects promoted by the Spanish Government and in 10 European Union projects, while increasing its participation in R+D projects in cooperation with other entities.

R+D programs

Upstream. Repsol applies the most advanced technologies in the exploration of new oil and gas fields. The major finds reported in 2009 are a good example of the efficient application of these technologies, which include the geophysical technology developed in the Kaleidoscope project, placing Repsol in the vanguard in the exploration of complex areas. The objective of raising the reliability of underground imaging and reducing the uncertainty inherent in the search for oil and gas can be applied at a depth of thousands of meters in difficult areas with significant reserves, such as the U. S. waters of the Gulf of Mexico and Brazil, where thick layers of salt hide oil companies’ targets.

Meanwhile, advanced new analytical and geo-chemical methodologies to describe oil-bearing systems in detail can be applied in both hydrocarbons exploration and in the development and operation of finds, and the company uses its own proprietary models and methodologies to assess and assure the flow of oil or gas under adverse conditions, especially in offshore production.

THE ENVIRONMENT

Another key R+D line at Repsol involves the use of improved recovery technologies for extracting more oil and gas from mature reservoirs. Also, the search for non-conventional hydrocarbons, world reserves of which are expected to be significantly higher than have been exploited to date, represents a major challenge for the company, requiring the development and application of special technologies.

GNL. In this business, in which Repsol is a leading international player, liquefaction technologies are being developed for use in floating systems, which will make it possible to capitalize gas reserves that cannot be exploited in an economically viable manner at present. Repsol also systematically monitors alternative technologies allowing the capitalization of gas reserves, such as the conversion of natural gas into liquid fuels.

Downstream. In the area of oil refining and derived products (gasoline, fuel oils, LPG, asphalts, lubricants, specialized oils), technological knowledge is applied to the operational optimization of refineries and the enhancement of product quality with particular attention to advances in energy efficiency and environmental issues.

Developments allowing processing of non-conventional crude oils and bio-fuels may be cited as an example of progress in this field, as well as refinery co-processing of biomass, innovation in lubricants and asphalts of better environmental quality, and support for LPG applications in automotive and integrated systems providing enhanced energy efficiency.

Technological development lines in petrochemicals are oriented on a priority basis towards new higher value added products. Successes in 2009 included the development of resins to coat solar panels, oxo-biodegradable polypropylene, new patented applications for rubber and new compounds for polyurethane foams obtained from natural raw materials.

With regard to production processes, efficiency gains and environmental improvements were implemented, especially in processes using proprietary technologies (propylene oxide, polyols, hydrogenated rubber).

New energy sources

In the field of energy supply diversification, R+D and demonstration projects were carried out in relation to second generation bio-fuels; technologies related with the energy supply used by vehicles to reduce transport CO2 emissions (e.g. electric vehicles); and the integration of mixed fossil fuel and renewable energy heating/refrigeration systems.

Technology prospecting studies

To achieve a sustainable energy future, it will be necessary to overcome ambitious technology barriers in order to arrive at new and better solutions, both in the oil and gas sector and with regard to other energy sources. Repsol carries out systematic prospecting studies to identify opportunities derived from the long-term evolution of key technologies for the energy sector. These include studies of bio-energy, future combustion engines, electrification of transport, the use of hydrogen as an energy vector, renewables and CO2 capture and sequestration. These studies allow Repsol to develop new competencies and orient its future lines of work.

The environment

Attention to the environment is an essential aspect in the management of Repsol’s activities. This principle is part of the company’s strategic vision and its commitment to “contribute to sustainable development and the improvement of the social environment, and to respect human rights, the environment and safety”.

This is the commitment underpinning Repsol’s Safety, Health and Environmental Policy, which is applied in all of the company’s activities through the management system. Its main support is the Safety and Environment Manual, which is supplemented by an extensive corpus of standards, procedures and technical guidelines that are constantly updated to adapt them to best industry practice.

In 2009 Repsol made significant environmental investments to optimize its consumption of water and reduce the pollution load of discharges; improve the environmental quality of petroleum products; minimize atmospheric emissions; increase energy efficiency; and improve spill prevention systems applying best practice and technological innovations. The company has also made a significant effort to identify, appraise and correct possible contamination systems arising in the past.

CONSOLIDATION MANAGEMENT REPORT

In 2009 Repsol once again achieved the maximum ratings for the oil and gas industry in world sustainability indices, Dow Jones Sustainability Index (DJSI) in terms of climate change, environmental policy and management system and biodiversity. For the first time it also achieved the maximum rating for the industry in environmental information

Details of the Group’s environmental assets, provisions, expenses and future actions are disclosed in Note 36 to the Consolidated Annual Accounts.

Sustainability energy and climate change

In June 2009 the company approved a new Carbon and New Energies Strategy, which brings together all of the programs that the company has already been aplying for years to meet the challenge of providing a responsible energy supply, and establishes new action plans. The strategy has five main pillars:

•	Energy efficiency strategy to cut CO2 emissions and operating costs.

•

Emission rights portfolio strategy, which focuses on covering the expected deficit under the EU emissions trading scheme (ETS) and actions based on market mechanisms. Estrategia para la prospección, desarrollo e implantación de tecnologías de captura y almacenamiento de CO2

•	Strategy for prospection, development and implementation of CO2 capture and sequestration.

•	New energy sources, with special attention to transport, and the synergies between Repsol’s operations and renewables.

In this regard, the Climate Change Position, dating from 2002, was updated to include this integrated vision, and in July the new Energy Efficiency Policy was approved, in which the company commits itself to efficient energy use at its plants and in its businesses with a view to the conservation of natural resources, the reduction of atmospheric emissions and mitigation of the effects of climate change.

Corporate responsability

Repsol YPF is committed to supplying energy responsibly, which means that the values of sustainability, social development and respect for the environment form a key part of the company’s growth plans. Repsol operates in very different social, cultural and geographical environments. This diversity means that the key issues for the company in matters of Corporate Responsibility are not the same in all areas of its activity. Each environment has different expectations, and because of this, responses must also vary. The progress made in these issues and ethical, social and environmental performance are detailed in the Corporate Responsibility Report for 2009 that Repsol YPF will publish around the month of May 2010. The information provided has been examined by an independent auditor.

The last of the actions envisaged in the 2007-2009 Corporate Responsibility Master Plan were carried out in 2009, and the company has therefore complied with the pledges made in 2007. The plan included nine programs grouped in six strategic strands comprising good governance and ethical conduct; attraction and retention of talent; health and safety; management of the environmental impact of operations; product impact; and dialogue and cooperation with the community. Over the course of these three years, all of the corporate departments and business units have been involved in implementation, leading to the modification and development of certain internal processes in order to meet the expectations of our stakeholders.

Energy for all

In the coming decades Repsol YPF will need to continue contributing to meet increasing demand for energy while reducing the pressure on the environment and helping mitigate climate change, at the same time as providing energy for 1.4 billion people who are still excluded from access to this essential commodity. These challenges are the keystone of the Corporate Responsibility actions envisaged in the 2010-2012 Corporate Responsibility Master Plan, the company’s second, which was drawn up in collaboration with all of Repsol YPF’s business units in 2009, taking into account the opinions of stakeholders. Key features of this new, mainstream plan as compared to its predecessor are respect for and promotion of human rights, the objective or fostering openness and the fight against corruption, increasing the level of insertion in the community, and efforts along the company’s value chain to foster responsible practices among partners, distributors, suppliers and contractors.

CORPORATE RESPONSABILITY

The new Corporate Responsibility Committee was set up in 2009. Under the chairmanship of the Institutional Relations and Corporate Responsibility Department, the Committee is formed by the directors of the company’s key corporate and business units: Procurements and Contracting, Communication, Downstream, the Repsol Foundation, Corporate Governance, People and Organization, Investor Relations, Safety and Environment, YPF and Up-stream. In 2009 the Corporate Responsibility Committee approved the strategic programs established in the new Corporate Responsibility Master Plan. Corporate Responsibility Committees were also set up in 2009 in the main countries where Repsol operates, including Spain, Argentina, Bolivia, Ecuador and Peru.

The new Regulations for Corporate Responsibility Functions in Repsol YPF were drafted in 2009, and they are expected to be approved and implemented in 2010. These regulations comprise the company’s new Corporate Responsibility Management System, which is applicable at all levels, corporate, country and operations. The Corporate Responsibility management system consists of four phases linked by the dynamic of continuous improvement. These phases are: dialogue with stakeholders; analysis of opportunities and ethical and socio-environmental risks; definition and implementation of actions to boost opportunities and mitigate ethical and socio-environmental risks; and the measurement of progress.

In 2009 the company continued to extend the formalization of commitments with our stakeholders, approving the Regulations for Action in Relations with Indigenous Communities, which develops the policy approved in 2008 and is applicable in all aspects of the new project. The regulations also include a commitment with regard to current operations. In these cases, a study will be performed with the participation of at least two social agents (NGOs) as the basis to determine the actions required where areas for improvement are detected in the company’s relations with indigenous communities in each area. Work to develop the basis for this study, which will begin in 2010, was undertaken in the last quarter of 2009.

The progress made by the company in the area of Corporate Responsibility was again recognised in 2009. Repsol was once more included in the selective Dow Jones Sustainability indices, both at world and European level, which include only five oil firms. The company was placed as “Best in class” in the social dimension for the Oil & Gas sector. Likewise, Repsol continued to be included in the FTSE4Good index, endorsing the company’s commitment to long-term value creation for another year.

Repsol contributes to the economic, social and cultural development of the countries where it operates through its foundations. The work carried out in 2009 reflects the company’s firm commitment to the development of the societies in which it works. In 2009 the Repsol Foundation, the YPF Foundation and the Repsol YPF del Ecuador Foundation launched programs focusing on community development, research, training, education, culture and social initiatives. These entities are, therefore, one of the motors of the company’s social responsibility initiatives.

Repsol Foundation

Through its programs and projects, the Repsol Foundation acts in areas where it can make the greatest contribution to the company, such as energy and the environment, social and cultural initiatives, education and research. In the field of energy and the environment, the Foundation’s projects seek to improve the sustainability of energy sources and the management of resources, and to reduce impacts on the climate and the environment.

In December 2009, the Repsol Foundation presented its Energy Observatory, an initiative that arose as an example of our commitment to a new, more competitive and sustainable energy model that will ensure the maximum level of social benefit. The observatory’s first action was to undertake a multidisciplinary study that combines both a technical and a sociological approach to addressing energy efficiency, and involves the development of two new indices: the Repsol Energy Efficiency Index, which explains the factors that determine the evolution of energy efficiency in Spain from a technical standpoint; and the Repsol Social Indicator of Energy Efficiency, which reflects the knowledge, attitudes and behaviour of Spanish citizens with regard to energy saving and efficiency.

In the field of social integration, the Foundation works on a range of initiatives, such as training cycles, literary workshops and sports activities to facilitate the working, social and cultural integration of people with different capacities. It also promotes forums to share experiences and examine in depth the needs of these social groups.

As an example of our commitment to innovation and research, the Foundation organised an international neuro-scientific conference on “The Brain in Motion” in San Sebastian in June 2009. This meeting brought together leading scientists and researchers in the field.

CONSOLIDATION MANAGEMENT REPORT

In terms of education and training, the Foundation collaborates with a wide range of educational and social institutions, establishes agreements with universities, schools and associates, and contributes to post-graduate study and research via the Repsol Professorship at the Madrid Technical School of Industrial and Mining Engineering.

As a part of its commitment to Spanish science and the dissemination of knowledge, the Repsol Foundation supports the Fundacion Atapuerca project, focused on conducting excavations and engaging in the scientific study of the Atapuerca archaeological site (World Heritage), a key point of reference for the study of human evolution in Europe.

Among the initiatives carried out in 2009, the Repsol Foundation launched the Muevete y Respeta (“Move and Respect”) project (Citizen R), which seeks to contribute to the development of the community and more harmonious lifestyles. The project promotes the values of respect, responsibility and solidarity among citizens.

The Repsol Foundation believes culture is another integration factor, contributing to the development of the community and the progress and well-being of society. Consequently, it cooperates with museums, institutions and other cultural foundations to bring music, theatre, art and literature to the citizen.

It is also active in other countries through community development programs aligned with the needs of each region. Among other initiatives, the Foundation has sponsored a micro-finance program in Ecuador for low-income women in rural areas, who are excluded from formal financial systems.

In Peru, the Repsol Foundation cooperates with Fundacion Ayudales a Vivir in a project for the construction and improvement of the Pachacutec Labour University, aimed at providing young people with limited resources with appropriate professional training.

YPF Foundation

Since its creation in 1996, the YPF Foundation has worked on initiatives related to education, scientific research, the heritage conservation, the dissemination of culture and the protection of the environment.

In education, the Foundation granted over 500 scholarships in 2009 with the objective of training young people in the fields of science and technology. It also implemented a program to strengthen the technical schools at 32 institutions in Neuquen, Mendoza, Santa Cruz, Chubut and Buenos Aires. The program seeks to enhance the skills of teaching staff in three areas of knowledge: mathematics, science and applied industrial technology. It also designed and carried out the “Science and Technology in Movement” campaign, which consisted of a trailer carrying a mobile exhibition divided into three modules: petroleum products, a scale model explaining how a refinery works, and an interactive game to raise visitors’ awareness of how our daily behaviour, and especially personal consumption, affect the environment.

In the field of sustainable development, the Foundation coordinated a number of research, education and environmental awareness projects in 2009 to improve the protection and conservation of the environment and biodiversity.

Other educational awareness-raising programs were also carried out, such as “arth Hour”, a world initiative sponsored in Argentina by the Fundacion Vida Silvestre to show that combined action against climate change is possible.

Together with the World Bank, the Foundation organised the Eco Compromiso 2009, which supports projects proposing innovative solutions to improve environmental conditions.

An agreement was signed in August to work together with the Argentine National Parks to conserve biodiversity, recondition degraded areas and replant forests with native species.

With a view to improving work and social inclusion, a total of 445 people were trained in the skills of pipeline building, welding, civil engineering, industrial electricity, and safety and hygiene.

With the objective of promoting culture, the YPF Foundation sponsored the First Buenos Aires International Violin Competition 2010; launched the YPF Foundation cultural cycle, which aims to facilitate access to arts spectacles, especially in areas where the company operates; and launched the Training Program for Young Visual Artists in collaboration with Torcuato di Tella University.

YPF Repsol Foundation Ecuador

In line with its firm social commitment, Repsol YPF decided voluntarily to create a foundation in Ecuador with the basic objective of working for the development of indigenous and mixed-race communities in the territories indirectly within the sphere of influence of Block 16 . Fundacion Repsol YPF del Ecuador was created on 11 May 2001.

COMMUNICATION

Based on a study of socio-economic and cultural conditions in the area, three priorities were identified to improve the conditions of life for the population. The first is related with education and job market insertion; the second is oriented towards health and hygiene; and the third concerns efforts to strengthen production and commercial capability at the micro and local levels.

Fundacion Repsol YPF del Ecuador took part in 25 social development projects in 2009. Of these, 11 were completed during the year, and the remaining 14 are ongoing projects basically involving monitoring and technical support work. The foundation is convinced that the sustainability of its initiatives requires not only the injection of funds, but also continuous monitoring and support for projects after the funding process is complete, to ensure full autonomy.

A total of 13,235 people benefited from the initiatives funded by Fundacion Repsol YPF del Ecuador using its own resources and contributions from counterparty entities, strategic allies of the foundation and communities themselves.

The foundation is making up a consistent effort to generate proposals and seek additional funding with the aim of enlisting the support of multilateral cooperation organizations and other companies in its social and environmental development projects and initiatives.

Communication

Transparency and close relations with the company’s different stakeholders are the mainstay of Repsol’s communications strategy. Nowadays, society demands accessible information, and Repsol does not hesitate to cater for this need in the smoothest and most reliable way possible with a number of tools.

Shareholders and investors

These groups have access to all sorts of resources that enable them to find out about the day-to-day business of the company. Since its stock-market flotation in 1989, Repsol has had a Shareholder information Office (Oficina de Informacion al Accionista, OIA) and an Investor Relations Department, and through them it deals with the needs of its shareholders, institutional investors and stock market analysts.

Shareholders can ask for any information they need at the OIA by going to the office in person, calling the 900 100 100 freephone or by post or e-mail. In 2009 the OIA dealt with over 64,000 calls (an average of 242 a day) and nearly 300 e-mails from shareholders seeking information. Most of the enquiries in 2009 had to do with the share price, the Annual General Shareholders’ Meeting, the policy for and payment dates of dividends, and the material facts of the company.

In addition, the corporate website (www.repsol.com) provides access to all the relevant information about the company, as well as specific contents in the section “Information for shareholders and investors”, which in 2009 had more than 219,213 visits. The portal also has an e-mail address (infoaccionistas@repsol.com), where enquiries can be sent and publications requested. In 2009 around 500 e-mails were sent to this mailbox, mainly asking for information about Repsol.

The Investor Relations Department provides smooth communication with institutional investors and stock market analysts. During the year, 15 global roadshows were organised (meetings between company executives and international institutional investors) and 300 one-on-one interviews were held (personal interviews with investors and financial analysts). Repsol also organized a number of sector-based conferences in Europe and the United States, which were attended by a large number institutional investors. The Investor Relations Department also organized an Analysts Day in London and Madrid. This event was very well received and was attended by practically all of the 38 analysts who follow the evolution of the company.

News media

Repsol’s policy for news media relations is based on the principles of transparency, immediacy, accuracy and reliability of the information conveyed. The company at all times endeavours to ensure that requests for information from journalists are answered as quickly as possible, keeping up a free-flowing and ongoing contact with the media, which is regarded as vital for conveying developments in the business activity and management of a company that is present in more than 30 countries.

CONSOLIDATION MANAGEMENT REPORT

Repsol’s Corporate Communication Department deals daily with general and specialist media at international, national, regional and local level, providing them with information about everything that professionals from this sector need to know. In addition, it works closely with the local media in the places where the company’s industrial complexes are located.

All the news media are informed of key activities and initiatives undertaken by Repsol by means of press releases. In 2009 Repsol distributed more than 100 press releases in Spain alone, as well as others disseminated by industrial complexes at local level, and those issued in the countries where the company operates.

To strengthen the relationship with journalists, press conferences and specific informative meetings and trips are arranged Particular mention should be made of those held in 2009 to mark the Annual General Shareholders’ Meeting (14 May), to report earnings for 2008 (26 February), and to explain recent developments and the latest results of the Exploration unit (11 February). In November 2009 journalists from a range of media organisations travelled to Brazil to learn first hand about Repsol’s exploration and production activities in the South American country.

The company’s website has a specific space, the press room, that provides immediate access to information about the Group. From this space, the press releases issued by Repsol, as well as publications, pictures and all kinds of relevant information about the company are made available to the news media and the general public. It also contains useful tools and a glossary of terms.

Repsol has a press mailbox (prensa@repsol.com), which aids relations with the different media Over 4,500 enquiries and requests for information were handled through this channel in 2009.

Repsol online

The www.repsol.com website is an important communications tool. In 2009 the company refreshed the corporate website with an attractive, modern design that is more accessible to all potential users and contains a wide range of innovative content, multimedia services and high value-added tools. The new repsol.com will strengthen Repsol’s leadership in digital communication and the relevance of this part of the Group’s communication strategy.

This new initiative further strengthens the sound online track record of repsol.com. In 2009 the website achieved 70 million pages viewed and some 5 million monthly visits, winning further recognition such as the Cap Gemini “Best company in the energy and utilities sector 2009” award, and the Seventh AECA (Asociacion Espanola de Contabilidad y Administracion de Empresas) Prize for the Ibex 35 company offering the best financial information online. For the sixth consecutive year, Repsol is the top Spanish company in this field, and one of the top ten in Europe, according to the international consultancy, Hallvarsson & Hallvarsson, which tracks the effectiveness and transparency of corporate websites.

The quality and topicality of content in all areas, the move into the world of social networks and the capacity to adapt to users’ needs and changing times have consolidated the position of the Repsol portal as a leader in transparency and online communication in Spain and Europe in 2009.

Brand managements and corporate identity

In 2009 the Repsol brand achieved maximum recognition, receiving the First Prize in the Fourth edition of the Premios Centro de la Marca organized by the prestigious business school, ESADE. These awards are the first developed in Spain based on an analysis of best practice in branding strategies The key arguments made by the jury were:

•	The strong presence of the brand in over 100 countries on five continents, and its consolidation as an instrument integrating the different companies forming the group.

•	The global brand strategy, which has strengthened the group’s multinational positioning to create value for stakeholders.

•

The role of the brand as a vehicle for the dissemination of the group’s culture, achieving a common identity that is in balance with the local identities of the different markets where Repsol operates.

•	The brand is the key vector for communication both inside and outside the group.

In 2009 Repsol was also placed among the top ten Spanish brands in the annual ranking published by Interbrand, a leading firm in the valuation of brands worldwide. In the 2009 edition,

BRAND MANAGEMENTS AND CORPORATE IDENTITY

the Repsol brand increased its value thanks to its international presence and relevance in markets like Spain, Portugal and Latin America; the consistent application of the brand at the different points of contact with stakeholders; sponsorship of motor sports in support of the company’s business strategy; and the shift towards sustainability in the communication strategy.

New social demands

Brand management in Repsol is currently based on the learning processes and successes achieved in the past, and on the company’s commitment to the future. In this regard, new social demands, such as respect for the environment, sustainability and social responsibility have become the key criteria for today’s buying decisions. Society’s expectation of responsible action on the part of large companies are much more demanding in today’s world Consumers are better informed, they are critical and sceptical, and they demand greater honesty and transparency in communications. Furthermore, the arrival of new forms of communication and the areas of activity in which the company will move in the coming years require evolution.

The brand policy, which is based on concentrating communication efforts on one brand with a single graphic design and single voice, has achieved the objective of raising its value. Nevertheless, the first steps were made with the evolution of the brand in line with new trends in 2009 As a result, Repsol has commenced the development of a new brand strategy with the objective of developing the brand in new areas in line with social demand This will provide greater versatility, credibility and alignment with the company’s emerging activities, in harmony with the interests of our society at a time that is marked by concern for sustainable development and innovation as the main focuses of attention for the coming decade.

The general lines of this new brand strategy were developed and the actions necessary for implementation defined through an ideas competition involving leading brand design and consultancy firms.

The evolution of the Repsol brand is not an isolated event, but forms part of a global strategy establishing new communication guidelines based on the current social and economic challenges, a new positioning for the company and the strategic premises of advertising communications.

Sports Sponsorship

In 2009 Repsol took part in competitions at the highest level, such as the World Motorcycle Championship, which represent the best test benches for its fuels and lubricants by exposing them to the most extreme conditions. Thanks specifically to the cumulative experience gained in the development of products for top-level competitions, Repsol is able to maintain its leading position in research and the development of products capable of living up to the expectations of its customers.

In line with our track record, 2009 was an outstanding season in terms of the world championship titles won by the Repsol drivers in international competitions. Victory was achieved in the women’s indoor World Trial Championship, and the same title was secured in the men’s indoor World Trial Championship. Repsol drivers also won the world title in the individual and team categories in the World Touring Car Championship, securing five trophies to add to the company’s long list of wins.

Of note in 2009 was Repsol’s participation in the World Touring Car Championship (WTCC). In its sixth year, this competition has positioned itself as the second most important automobile event worldwide, only surpassed by Formula 1. Gabriele Tarquini’s victory, and the team victory secured with Seat, were a great international showcase for the Repsol brand, another of the attributes, together with the development of fuels and lubricants, with which the company shows its commitment to sports sponsorship.

In the World Motorcycle Championship, Repsol rider Marc Marquez, aged 17, confirmed his bid to form part of the elite in this discipline, demonstrating both his sporting and human qualities, features which Repsol always views positively in its sports representatives, as well as rigorous standards and professionalism. In MotoGP, the top category, Dani Pedrosa started badly due to injury, although he regained his poise towards the end of the season.

CONSOLIDATION MANAGEMENT REPORT

With the world’s best

In trial, Toni Bou ratified his position as the undisputed leader of the speciality, holding on to his two world titles, while Laia Sanz remained at the top in the women’ category, achieving her ninth world crown.

Repsol could not have had a better start in 2009. The motorcyclist Marc Coma won the first South American edition of the Dakar Rally thanks to excellent teamwork.

Repsol is also committed to Olympic sports and cooperates in the ADO plan, which helps young people fulfill their dream of taking part in the Olympic Games.

In its pursuit of excellence, Repsol will again be present in 2010 in cutting-edge technology sports scenarios such as the World Motorcycle Championship, which starts in April at the Losail circuit (Qatar). Once again, the company will support internationally renowned drivers like Dani Pedrosa, and young talents like Marc Marquez, among other sportsmen and women.

New Repsol Headquarters

Construction of the new Repsol headquarters began in November 2008 and work continued apace in 2009. The prestigious Spanish architects firm of Rafael de La Hoz was commissioned for the project.

In the first phase of the work, the existing installations on the site of the former headquarters of Compania Logistica de Hidrocarburos (CLH) were demolished and the plot, located at Calle Mendez Alvaro in Madrid, was excavated. Some 300,000 m3 of earth were moved, the slurry wall was built and the foundations were completed in their entirety.

The second phase began in September 2009 when the general contractor, Sacyr SAU, joined the work. As of 31 December 2009 the construction of the underground structure comprising almost 60,000 m2 of basements was close to completion, and work had begun on the above-ground structure, the prior step for the erection of 111 steel structural frames, which will be one of the characteristic features of the building.

Participation of employees

In parallel with the construction work, the competition arranged to develop the interior of the building was finalized in 2009, addressing all aspects related with the layout, fitting out and decoration of the office and service spaces. The contract was awarded to a joint venture formed by Aguirre Newman and Enrica Rosellini. At the end of the year the basic interior project had been practically completed. Both the company officers responsible for the project and a group of employees from other units were involved in this process, giving their opinions and serving as a link with the rest of the organization.

The future headquarters of the Repsol Group will consist of a ground floor and four storeys of offices and service rooms. It will also have two basement floors containing installations and a car park with capacity for 1,800 vehicles. The project includes over 5,000 m2 providing services to employees The closed ring layout of the buildings will provide a large tree-lined garden enclosure of almost 10,000 m2. Also, a new green area will be created within the perimeter of the business park Repsol has remained fully committed to sustainability from the design stage of the project. Construction of the new Repsol headquarters is scheduled for 2011.

SUPPLEMENTARY CONTENT OF THE MANAGEMENT REPORT

Supplementary content of the management report

(Pursuant to section 116.b of the Spanish Securities Market Act)

A.	Capital structure, including securities not traded on a European Union regulated market, indicating, where appropriate, the different classes of shares and, for each class of shares, the rights and obligations that it confers and the percentage of capital that it represents.

The Share Capital of Repsol YPF, S. A. is currently €1,220,863.463, represented by 1,220,863,463 shares, each with a par value of €1, fully subscribed and paid up, belonging to the same class and, consequently, having the same rights and obligations.

The shares of Repsol YPF, S A are issued in book-entry form and have all been admitted to listing on the automated trading system of the Spanish securities markets (Madrid, Barcelona, Bilbao and Valencia), the New York Stock Exchange and the Buenos Aires exchange (Bolsa de Comercio de Buenos Aires).

B.	Any restrictions on the transferability of shares.

As set out in the 11th Additional Provision of Act 34/1998 on the hydrocarbons sector, as per the wording of Royal Decree Law 4/2006, 24 February, administrative authorization must be sought from the National Energy Commission for certain holding acquisitions that involve companies that carry out regulated activities or activities that are subject to administrative intervention which entails a special binding relationship.

The Ruling of the Court of Justice of the European Communities (CJEC) of 28 July 2008 set out that, by enforcing this requirement, the Kingdom of Spain has breached the obligations incumbent upon it under articles 43 (freedom of establishment) and 56 (freedom of movement of capital) of the European Community Constitutional Treaty.a.

C.	Significant direct or indirect holdings in the capital.

As of the last date available, the following were the most significant holdings in the share capital of Repsol YPF, S.A.:

Shareholder	Total % of the share capital

Sacyr Vallehermoso, S.A. (1)	20.01

Criteria Caixa Corp. (2)	14.31

Petroleos Mexicanos (3)	4.81

(1)	The shareholding of Sacyr Vallehermoso is held through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.
(2)	Criteria Caixa Corp. holds 9.28% directly and 5.02% indirectly through Repinves S.A. (a company in which Criteria Caixa Corp. has a 67.60% interest).
(3)	The shareholding of Petroleos Mexicanos (Pemex) is held through Pemex Internacional España, S.A. and through several equity swap instruments with certain financial institutions providing mechanisms furnishing Pemex with the financial rights and the exercise of voting rights up to 4.81% of the company’s share capital.

Furthermore, in January 2008 the entities Barclays Global Investors, NA, Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG notified the Spanish Securities Market Commission (CNMV) of the existence of a concerted agreement for the exercise of voting rights in Repsol YPF regarding a 3.22% holding. On 4 February 2010, the entity Blackrock, Inc. reported to the CNMV that it had acquired an indirect holding in the share capital of Repsol YPF, S.A. of 3.539% (43,213,390) via the company Blackrock Investment Management (UK), as a consequence of its acquisition of the business of Barclays Global Investors on 1 December 2009.

D.	Any restriction on voting rights

•

Article 27 of the Corporate Articles of Association of Repsol YPF, S.A. lays down that the maximum number of votes than an individual shareholder, or companies belonging to the same Group, may cast at the General Meeting of Shareholders shall be 10% of the Share Capital with voting rights.

CONSOLIDATION MANAGEMENT REPORT

•

Furthermore, article 34 of Royal Decree Law 6/2000 sets out certain restrictions on the exercise of voting rights in more than one principal operator in the same market or sector. Among others, it lists the markets for the production and distribution of fuels, the production and supply of liquid petroleum gases and the production and supply of natural gas, principal operator being understood to be any of the entities that hold the five largest shares in the market in question.

Such constraints are specified as follows:

•

Natural or legal persons who have a direct or indirect holding of over 3% in the Share Capital or the voting rights of two or more principal operators in the same market may not exercise the voting rights attached to the excess over and above such percentage in more than one of those companies.

•	A principal operator may not exercise voting rights representing more than 3% of the Share Capital of another principal operator in the same market.

These prohibitions shall not apply to parent companies which have the status of principal operator with respect to their controlled companies that have the same status, provided that such structure is imposed by the legal system or is the consequence of a mere redistribution of securities or assets among companies in the same Group.

The National Energy Commission, as the energy market regulatory body, may authorize the exercise of the voting rights attached to the excess, provided that this does not favour the exchange of strategic information or entail risks of coordination in their strategic activities.

E.	Shareholders’ Agreements.

Repsol YPF S.A. has not been informed of any shareholders’ agreements regulating the exercising of voting rights at its general meetings or that restricts or places conditions on the free transfer of Repsol YPF S.A. shares.

F.	Rules applicable to the appointment and replacement of members of the Board of Directors and amendment of the corporate Articles of Association.

•	Appointment

The General Shareholders’ Meeting is entrusted with nominating the members of the Board of Directors, notwithstanding the powers of the Board to nominate persons from among the shareholders to fill vacancies that arise until the next General Meeting is held.

Persons to whom the prohibitions under section 124 of the Spanish Companies Act apply, and those who are under disqualifying circumstances according to the law in force may not be appointed as directors.

Persons and entities that are in a situation of permanent conflict of interest with the company, including rival entities, their directors, executives or employees and the persons linked with or proposed by them may not be directors of the company either.

Nominees shall be persons who, in addition to fulfilling the requirements for the post stipulated in the law and Articles of Association, have acknowledged prestige and possess the appropriate professional knowledge and expertise for the performance of their duties.

The proposals for the appointment of Directors that the Board submits to the General Meeting, and appointments made by cooption, shall be approved by the Board (i) at the proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a prior report by that Committee in the case of other directors.

•	Re-election

The Nomination and Compensation Committee is responsible for assessing the quality of work and dedication to the office during the preceding term of office of directors proposed for re-election.

The proposals for the re-election of Directors that the Board submits to the General Meeting, and appointments made by cooption, shall be approved by the Board (i) at the proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a prior report by that Committee in the case of other directors.

•	Withdrawal or resignation

Directors shall cease to hold office when the term for which they were appointed expires (unless they are re-elected) and in the other circumstances provided for in the Law, the Corporate Articles of Association and the Regulations of the Board of Directors.

Furthermore, directors must submit their resignation to the Board of Directors in any of the following circumstances:

a.	When they are under any disqualifying circumstance or prohibition provided for by law, the company’s Articles of Association or the regulations that apply to them.

SUPPLEMENTARY CONTENT OF THE MANAGEMENT REPORT

b.	When they have been seriously cautioned by the Nomination and Compensation Committee or the Audit and Control Committee for having breached their obligations as Directors.

c.	When, in the opinion of the Board, subject to a prior report by the Nomination and Compensation Committee:

1.	Their continued presence on the Board may jeopardize the interests of the company or impair the functioning of the board itself or the standing and reputation of the company; or

2.	When the reasons for which they were appointed no longer concur. This includes, in particular:

•

Institutional Outside Directors when the shareholder that they represent or that had proposed their appointment transfers the whole of its shareholding They must also surrender their post to the Board and, if the Board deems it fit, tender the respective formal resignation, in the corresponding proportion, when such shareholder reduces its shareholding to a level that requires the reduction in the number of its Institutional Outside Directors.

•	The Executive Directors, when they cease to hold the executive posts outside the Board to which their appointment as Director was linked.

The Board of Directors shall not propose the withdrawal from office of any Independent Outside Director before the statutory period for which he/she had been appointed comes to an end, except where there are proper grounds for doing so, in the opinion of the Board subject to a prior report by the Nomination and Compensation Committee. In particular, proper grounds shall be deemed to exist when the Director (i) had breached the duties inherent in his/her office; (ii) were in any of the situations described in the previous paragraphs; or (iii) were in any of the circumstances described in the Regulations of the Board as a result of which he/she cannot be classified as an Independent Outside Director.

Proposals for the withdrawal from office of Independent Outside Directors may also be made as a result of takeover bids, mergers or other similar corporate operations that entail a change in the company’s capital structure, to the extent necessary to establish a reasonable balance between Institutional Outside Directors and Independent Outside Directors according to the relationship between the capital represented by the former and the remainder of the capital.

•	Amendment of the Articles of Association

The Articles of Association of Repsol YPF, S.A., which are available on its website (www.repsol.com), do not lay down different conditions from those contained in the Spanish Joint Stock Companies Act for their amendment, with the exception of the amendment of the last paragraph of section 27, regarding the maximum number of votes that a shareholder or companies belonging to the same Group may cast at the General Meeting. Said resolution, as well as the resolution to amend this special rule contained in the last paragraph of section 22 of the Articles of Association, requires, both in the first and in the second call, the favourable vote of 75% of the share capital with voting rights attending or represented at the General Meeting.

G.	Faculties of the members of the Board of Directors and, in particular, those concerning the possibility of issuing or repurchasing shares.

The Annual General Meeting of Shareholders of the company, held on 31 May 2005 agreed to authorise the Board of Directors to increase the Share Capital, once or several times, during a period of 5 years, by the maximum amount of €610,431,731 (approximately half the current Share Capital), by issuing new shares the counter value of which shall consist of cash contributions.

Likewise, the Annual General Meeting of Shareholders of the company, held on 14 May 2009, authorised the Board of Directors to engage in the derivative acquisition of own shares, under the terms indicated above in the “Financial situation” section of this Management Report.

Finally, in addition to the powers recognised in the company’s Articles of Association and the Board Regulations as being conferred upon the Chairman and Vice-Chairmen of the Board, the Executive Directors have each been granted general powers of attorney to represent the company, conferred by the Board of Directors, and which are duly recorded in the Commercial Register of Madrid.

H.	Significant agreements to which the company is party and that take effect, alter or terminate upon a change of control at the company as a result of a takeover bid, and their effects, except when disclosure thereof would be seriously detrimental to the company.

CONSOLIDATION MANAGEMENT REPORT

This exception shall not apply when the company is under the legal obligation to make this information public.

The company participates in exploring for and exploiting hydrocarbons through consortiums or joint ventures with other oil companies, both public and private. In the contracts that govern relations between the members of the consortium the other partners are usually granted a right of first refusal over the holding of the partner on which a change of control takes place when the value of said holding is significant in relation to the overall assets of the transaction or when other conditions set out in the contracts occur.

Likewise, according to the rules regulating the oil and gas industry in the different countries in which the company operates, the transfer, total or partial, of research permits and exploitation concessions as well as, on occasions, the change of control in the concessionaire entity or entities and in particular in the entity that has the status of mining area operator, are subject to prior authorisation by the competent administrative authority.

In addition, the agreements entered into by and between Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) relating to Gas Natural SDG S.A., reported as relevant events through the Securities Market Commission, as well as the Industrial Agreement Activity between Repsol YPF and Gas Natural SDG S.A. foreseen in the abovementioned agreements and disclosed as a relevant event on 29 April 2005 and the Partnership Agreement between Repsol YPF and Gas Natural SDG relating to Repsol-Gas Natural LNG S.L. consider the change in the control structure of either of the parties to be grounds for termination.

I.	Agreements between the company and its directors and executives or employees providing for compensation when they resign or are unfairly dismissed or if the employment relationship comes to an end because of a takeover bid.

•	Executive Directors

The Chairman and the Secretary and General Counsel are entitled to a Deferred Financial Compensation in the event of the termination of their relationship with the company, provided that said termination does not take place as a result of a breach of their obligations or of their own free will, without there being grounds for it, among those provided for in the contract itself The amount of the compensation for termination of the relationship shall be three years of their aggregate cash remuneration.

•	Executives

The Repsol YPF Group has established a sole legal rule for executive staff, which is specified in the Executive Contract, in which the compensation system applicable in circumstances involving termination of the employment relationship is regulated and in which the grounds for compensation are the ones foreseen in the current Spanish legislation.

In the case of members of the Executive Committee, they include the resignation of the executive in the event of transfer of undertakings or a major change in its ownership, resulting in a replacement of its governing bodies or of the content and guidelines of its core business activity.

The amount of the compensation payments is calculated according to the age, length of service and salary of the executive, except in one case, in which it is established as three years’ total monetary remuneration.

Further information about this matter can be found in Note 33 to the Repsol YPF 2009 Consolidated Financial Statements.

SUPPLEMENTARY CONTENT OF THE MANAGEMENT REPORT

Annual Report

On Corporate

Governance 2009

A. Ownership Structure	220

B. Management Structure of the Company	225

C. Related Party Transactions	251

D. Risk Control Systems	255

E. General Meeting	258

F. Extent of Compliance with the Corporate Governance Recommendations	263

G. Other Information of Interest	275

ANNUAL CORPORATE GOVERNANCE REPORT

A Ownership Structure

A.1	Complete the following table on the capital of the company:

Date latest modification	Capital (€)	Number of shares	Number of voting rights
12-15-2000	1,220,863,463.00	1,220,863,463	1,220,863,463

State whether there are different classes of shares with different associated rights:

NO

A.2	Give details on the direct and indirect holders of significant interests in your company at year-end, excluding directors:

Name of shareholder	Number of direct voting rights	Number of indirect voting rights (*)	% total voting rights
Sacyr Vallehermoso, S.A.	0	244,294,779	20.010
Caja de Ahorros y Pensiones de Barcelona.	0	174,645,246	14.305
Petróleos Mexicanos	0	58,679,800	4.806
Blackrock, Inc.	0	43,213,390	3.540

Name of direct holder of the stake	Through: Name of the direct holder of the stake	Number of direct voting rights	% total voting rights
Sacyr Vallehermoso, S.A.	Sacyr Vallehermoso Participaciones Mobiliarias, S.L.	244,294,779	20.010
Caja de Ahorros y Pensiones de Barcelona	Criteria CaixaCorp, S.A.	113,329,831	9.283
Caja de Ahorros y Pensiones de Barcelona	Repinves, S.A.	61,315,415	5.022
Petróleos Mexicanos	Financial Entities	58,679,799	4.806
Petróleos Mexicanos	Pemex Internacional España, S.A.	1	0.000
Blackrock, Inc.	Blackrock Investment Management	43,213,390	3.540

A. OWNERSHIP STRUCTURE

Indicate the principal movements in the shareholding structure during the year:

Name of shareholder	Date of transaction	Description of transaction
Blackrock, INC.	12/01/2009	Exceeding 3% of the capital

A.3	Complete the following tables on directors’ shareholding interests in the company:

Name of Director	Number of direct voting rights	Number of indirect voting rights (*)	% total voting rights
Antonio Brufau Niubó	205,621	0	0.017
Luis Fernando del Rivero Asensio	1,000	0	0.000
Isidro Fainé Casas	242	0	0.000
Juan Abelló Gallo	1,000	81,926	0.007
Paulina Beato Blanco	100	0	0.000
Artur Carulla Font	20,655	0	0.002
Carmelo de las Morenas López	7,376	0	0.001
Ángel Durández Adeva	5,950	0	0.000
Javier Echenique Landiríbar	0	17,200	0.001
Maria Isabel Gabarró Miquel	5,816	1,832	0.001
Jose Manuel Loureda Mantiñan	50	48,200	0.004
Juan María Nin Génova	242	0	0.000
Pemex Internacional España,S.A.	1	0	0.000
Henri Philippe Reichstul	50	0	0.000
Luis Suárez de Lezo Mantilla	1,665	0	0.000

TOTAL % OF VOTING RIGHTS HELD BY THE BOARD OF DIRECTORS			0.033

Complete the following tables on directors with stock options in the company:

A.4	Indicate family, commercial, contractual or corporate relationships among significant shareholders known to the company, if any, except any that are insignificant and those deriving from ordinary commercial business:

ANNUAL CORPORATE GOVERNANCE REPORT

A.5	Indicate commercial, contractual or corporate relationships between significant shareholders and the company and/or its group, if any, except any that are insignificant and those deriving from ordinary commercial business:

Names of related persons or companies	Type of relationship	Brief description
Caja de Ahorros y Pensiones de Barcelona	Corporate	Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (controlling shareholders of Criteria CaixaCorp, S.A.) participate in Gas Natural SDG, S.A., which has as business purpose, among other activities, supply, production, piping and distribution of any type of combustible gas. Repsol YPF and Caja de Ahorros y Pensiones de Barcelona have also signed an agreement relative to Gas Natural SDG, S.A., describe by both entities as a concerted situation of which the Comisión Nacional del Mercado de Valores (CNMV) has been duly notified.

A.6	Indicate any shareholders’ agreements of which the company has been notified in pursuance of Art. 112 of the Securities Market Act. Describe briefly, if any, indicating the shareholders bound by the agreement:

NO

Indicate any concerted actions among company shareholders of which the company is aware:

NO

Expressly indicate any change or break-up of those agreements or concerted actions, if any, that has taken place during the year:

On January 2008, the entities Barclays Global Investors, NA, Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG, notified the CNMV that they had entered into an agreement for the joint exercise of voting rights representing a 3.22% stake in Repsol YPF. On February 4, 2010 the entity Blackrock, Inc. notified the CNMV that as a result of the acquisition of the business of Barclays Global Investors, on December 1, 2009, it had a indirect 3.539% (43,213,390) stake of Repsol YPF, S.A. through the company Blackrock Investment Management (UK).

A.7	Indicate any individuals or entities that exercise or may exercise control over the company in pursuance of Article 4 of the Securities Market Act:

NO

A. OWNERSHIP STRUCTURE

A.8	Complete the following tables on the company’s treasury stock:

At year-end:

Number of direct shares	0
Number of indirect shares	0
Treasury stock/capital (%)	0
(*) Through:

TOTAL	0

Give details on any significant variations during the year, according to the provisions of Royal Decree 1362/2007:

Gain/(loss) obtained during the year on trading in own shares (thousand euro)	4,958

A.9	Indicate the terms and conditions of the authorisation granted by the General Meeting to the Board to buy or sell own shares.

The Annual General Meeting of Shareholders of Repsol YPF, S.A. held on second call on May 14, 2009, adopted the following resolution under item four on the Agenda:

“First. To authorize the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares, that added to those already own by Repsol YPF, S.A. and its subsidiaries, not exceeding 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and directors of the Company and its Group or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorization, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders Meeting, and leaves without effect the authorization granted by the last Ordinary General Shareholders Meeting held on the 14th May 2008.

Second. To authorize the Board of Directors to delegate, pursuant to the provisions of article 141.1 of Joint Stock Companies Act, the delegated powers contemplated in section first of these resolutions.”

ANNUAL CORPORATE GOVERNANCE REPORT

A.10	Indicate any constraints established in law or the Articles of Association on the exercise of voting rights and legal restrictions on the acquisition and disposal of shares in the capital. Indicate whether there are any legal constraints on the exercise of voting rights:

YES

Maximum percentage of voting rights that may be exercised by one shareholder by legal constraint	3%

Indicate whether the Articles of Association establish any constraints on the exercise of voting rights:

YES

Maximum percentage of voting rights that may be exercised by one 10% shareholder by a constraint under the Articles of Association	10%

Description of the constraints established in law or the Articles of Association on the exercise of voting rights	Article 34 of Royal Decree-Law 6/2000 establishes certain constraints on the exercising of voting rights in more than one principal operator in any one market or sector. Among others, it lists the fuel production and distribution, liquefied petroleum gas production and supply and natural gas production and supply markets. The principal operators are the entities holding the five largest shares of the market in question.

These constraints are as follows:

•

Individuals or entities directly or indirectly holding more than 3% of the capital or voting rights of two or more principal operators on the same market may not exercise the voting rights corresponding to the excess over that percentage in more than one of such operators.

•	No principal operator may exercise the voting rights corresponding to an interest of more than 3% in the capital of another principal operator on the same market.

These constraints shall not be applicable to parent companies that are principal operators in respect of their subsidiaries that are in the same position, provided this structure is imposed by law or the result of a mere redistribution of securities or assets among group companies.

The Comisión Nacional de Energía (CNE), regulator of the energy market, may authorise exercise of the voting rights corresponding to the excess provided this does not favour the exchanging of strategic information or imply any risks of coordination of their strategic actions.

Furthermore, Article 27 of the Repsol YPF, S.A. Articles of Association stipulates that no one shareholder, or companies belonging to the same Group, may cast votes at general meetings in excess of the number corresponding to 10% of the voting capital.

Indicate whether there are any legal restrictions on the acquisition and disposal of shares in the capital:

NO

A.11	Indicate whether the General Shareholders’ Meeting has resolved to take measures to neutralise a takeover bid under Act 6/2007.

NO

If so, explain the measures approved and the terms on which the constraints would become ineffective:

B. MANAGEMENT STRUCTURE OF THE COMPANY

B Management Structure of The Company

B.1	Board of Directors

B.1.1 State the maximum and minimum numbers of Directors stipulated in the Articles of Association:

Maximum number of directors:	16
Minimum number of directors:	9

B.1.2 Complete the following table with details of the members of the Board:

Name of Director	Representative	Position	Date first appointment	Date last appointment	Election procedure
Antonio Brufau Niubó	—	Chairman	07/23/1996	05/09/2007	Cooptation
Luis Fernando del Rivero Asensio	—	First Vice-Chairman	11/29/2006	05/09/2007	Cooptation
Isidro Fainé Casas	—	Second Vice-Chairman	12/19/2007	05/14/2008	Cooptation
Juan Abelló Gallo	—	Director	11/29/2006	05/09/2007	Cooptation
Paulina Beato Blanco	—	Director	12/29/2005	06/16/2006	Cooptation
Artur Carulla Font	—	Director	06/16/2006	06/16/2006	General Meeting
Luis Carlos Croissier Batista	—	Director	05/09/2007	05/09/2007	General Meeting
Carmelo de las Morenas López	—	Director	07/23/2003	05/09/2007	Cooptation
Ángel Durández Adeva	—	Director	05/09/2007	05/09/2007	General Meeting
Javier Echenique Landiríbar	—	Director	06/16/2006	06/16/2006	General Meeting
María Isabel Gabarró Miquel	—	Director	05/14/2009	05/14/2009	General Meeting
José Manuel Loureda Mantiñán	—	Director	01/31/2007	05/09/2007	Cooptation
Juan María Nin Génova	—	Director	12/19/2007	05/14/2008	Cooptation
Pemex Internacional España, S.A.	Raúl Cardoso Maycotte	Director	01/26/2004	06/16/2006	Cooptation
Henri Philippe Reichstul	—	Director	12/29/2005	06/16/2006	Cooptation
Luis Suárez de Lezo Mantilla	—	Director and Secretary	02/02/2005	05/14/2009	Cooptation
Total number of Directors					16

ANNUAL CORPORATE GOVERNANCE REPORT

Indicate any retirements from the board during the year:

Name of director	Type of director at the time of retirement	Date of retirement
Antonio Hernández-Gil Álvarez-Cienfuegos	Independent	05-14-2009

B.1.3 Complete the following tables on the types of board members:

EXECUTIVE DIRECTORS

Name of director	Committee proposing appointment	Position in company’s organisation
Antonio Brufau Niubó	Nomination and Compensation Committee	Executive Chairman
Luis Suárez de Lezo Mantilla	Nomination and Compensation Committee	General Counsel and Secretary of the Board of Directors
TOTAL NUMBER OF EXECUTIVE DIRECTORS		2
EXECUTIVE DIRECTORS / TOTAL DIRECTORS (%)		12.5

INSTITUTIONAL OUTSIDE DIRECTORS

Name of director	Committee proposing appointment	Name of significant shareholder represented or that proposed appointment
Luis Fernando del Rivero Asensio	Nomination and Compensation Committee	Sacyr Vallehermoso, S.A.
Isidro Fainé Casas	Nomination and Compensation Committee	Criteria CaixaCorp, S.A.
Juan Abelló Gallo	Nomination and Compensation Committee	Sacyr Vallehermoso, S.A.
José Manuel Loureda Mantiñán	Nomination and Compensation Committee	Sacyr Vallehermoso, S.A.
Juan María Nin Génova	Nomination and Compensation Committee	Criteria CaixaCorp, S.A.
Pemex Internacional España, S.A.	Nomination and Compensation Committee	Petroleos Mexicanos
TOTAL NUMBER OF INSTITUTIONAL DIRECTORS		6
INSTITUTIONAL DIR. / TOTAL DIRECTORS (%)		37.5

B. MANAGEMENT STRUCTURE OF THE COMPANY

INDEPENDENT OUTSIDE DIRECTORS

Name of director	Profile
Paulina Beato Blanco

Córdoba, 1946. Phd Economics, Complutense University of Madrid and University of

Minnesota, Professor of Economic Analysis, Commercial Expert and Economist of the State. Former Executive Chairman of Red Eléctrica de España, Director of CAMPSA and major financial institutions. Formerly Chief Economist in the Sustainable Development Department of Inter-American Development Bank and Consultant in the Banking Supervision and Regulation Division of the International Monetary Fund. Currently she is advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.

Artur Carulla Font

Barcelona, 1948. Graduate in Economics. His professional activity began in Arbora

& Ausonia, S.L. in 1972, where he held several positions until he was appointed Executive Director. In 1988 he joined Agrolimen, S.A. like Strategy Director. In 2001 he is appointed Managing Director of Agrolimen, S.A. Currently, he is Chairman of Agrolimen, S.A. and its participated companies; Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L., Reserva Mont-Ferrat, S.A. and Arbora & Ausonia, S.L.U.; Director of Quercus Capital Riesgo, S.G.E.C.R, S.A., Consorcio de Jabugo, S.A.; Member of the Regional Board of Telefónica in Catalonia, member of Advisory Board of EXEA Empresarial, S.L. and member of Advisory Board of Roca Junyent. He is also Vice-Chairman of Círculo de Economía, Vice-Chairman of Foundation ESADE, Member of IAB (International Advisory Board) of the Generalitat de Catalunya, Member of Foundation Lluis Carulla, Member of the Management Board of Instituto de la Empresa Familiar and Member of Foundation MACBA (Museo de Arte Contemporaneo de Barcelona).

Luis Carlos Croissier Batista

Arucas (Las Palmas), 1950. He has been the profesor in charge of economic policy of the Universidad Complutense of Madrid. During his long professional tenure, amongst other positions, he was Subsecretary of the Ministry of Industry and Energy, President of the National Institute of Industry (Instituto Nacional de Industria, I.N.I.), Minister of Industry and Energy and President of Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Currently he is Director of Adolfo Dominguez, S.A., Testa Inmuebles en Renta, S.A., Eolia Renovables de Inversiones SCR, S.A., Grupo Copo de Inversiones, S.A., and Sole Director of Eurofocus Consultores, S.L.

Carmelo de las Morenas López

Sevilla, 1940. Ba in Economics and Law. Started Career In Arthur Andersen & Co.

Subsequently General Manager of the Spanish Subsidiary of the Deltec Banking Corporation and Chief Finance Officer of Madridoil and Transportes Marítimos Pesados. Joined Repsol Group in 1979 holding different Management Positions. In 1989 he was appointed Chief Financial Officer, up to the end of his career in the company. Up to 31 December 2005 was member of the Standard Advisory Council of IASB. Currently he is Chairman of Casa de Alguacil Inversiones SICAV, S.A., Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma, S.A.

Ángel Durández Adeva

Madrid, 1943. BA Economics, Profesor of Commerce, chartered accountant and founding member of the Registry of Economic Auditors. He joined Arthur Andersen in 1965 where he was Partner from 1976 to 2000. Up to March, 2004 he headed the Euroamerica Foundation, of which he was founder, entity dedicated to the development of business, political and cultural relationships between the European Union and the different Latin American Countries. Currently he is Director of Gestevisión Telecinco, S.A., Member of the Advisory Board of Exponencial-Agencia de Desarrollos Audiovisuales, S.L., Ambers & Co and FRIDE (Foundation for the international relations and the foreign development), Chairman of Arcadia Capital, S.L. and Información y Control de Publicaciones, S.A., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

ANNUAL CORPORATE GOVERNANCE REPORT

Javier Echenique Landiríbar	Pamplona (Navarra), 1951. Ba Economics and Actuarial Science. Former Director-General Manager of Allianz-Ercos and General Manager of BBVA Group. Currently Chairman of Banco Guipuzcoano, Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), S.A., Abertis Infraestructuras, S.A., Grupo Empresarial Ence, S.A. and Celistics, L.L.C., Delegate of the Board of Telefónica, S.A. in the Basque region, Member of the Advisory Board of Telefónica Spain, Member of Foundation Novia Salcedo and Foundation Altuna, and Member of the Circulo de Empresarios Vascos.

María Isabel Gabarró Miquel	Barcelona, 1954. Obtained a degree in Law at the University of Barcelona in 1976. In 1979 she joined the Bar of Notaries. She has been a board member of important entities in different sectors: financial, energy, telecommunications, infrastructure and also property, where she was also a member of the Nomination and Compensation Committee and of the Audit and Control Committee. Currently, she is registered on the Bar of Notaries of Barcelona, since 1986, and is a member of the Sociedad Económica Barcelonesa de Amigos del País.

Henri Philippe Reichstul	Paris (France), 1949. Ba Economics, University of São Paulo and Phd at Hertford College, Oxford. Former Secretary of the State Business Budget Office and Deputy Minister of Planning in Brazil. From 1988 to 1999 he held the position of Executive Vice President of Banco Inter American Express, S.A. From 1999 to 2001 he was Chairman of Brazilian State Oil Company Petrobrás. He is Member of the Strategic Board of ABDIB, Member of the Board of Ashmore Energy Internacional, Chairman of Brenco - Companhia Brasileira de Energia Renovável, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Supervisory Board of Peugeot Citroen, S.A., Member of the International Advisory Board of Group Credit Agricole and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

TOTAL NUMBER OF INDEPENDENT DIRECTORS	8

INDEPENDENT DIRECTORS / TOTAL DIRECTORS (%)	50

OTHER OUTSIDE DIRECTORS

State reasons why they cannot be considered institutional outside or independent outside directors:

Indicate any variations during the year in the type of each director:

B.1.4 Explain why institutional directors have been appointed at the proposal of shareholders with less than a 5% interest in the company, if appropriate:

Name of shareholder	Justification
Petroleos Mexicanos

Pemex Internacional España, S.A. was appointed director of Repsol YPF, S.A., as an Institutional Outside Director, at the proposal of the significant shareholder Petróleos Mexicanos, which currently holds 4.8% of total voting rights of the Company.

Petróleos Mexicanos has held a stable interest in the company since 1990, when it proposed the appointment of its subsidiary PMI Holdings, B.V. as director of Repsol YPF, S.A.

Indicate whether any formal requests for presence on the Board have not been met from shareholders with an interest equal to or greater than that of others at whose request institutional directors have been appointed. If so, explain why such requests have not been met:

NO

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.1.5 Indicate whether any director has retired from office before the end of his/her term, whether he/she explained the reasons for such retirement to the Board, and how, and if done in a letter addressed to the entire Board, explain at least the reasons stated therein:

YES

Name of Director	Retirement reasons
Antonio Hernández-Gil Alvarez-Cienfuegos	Being close the expiration of his last re-election as Director (31st May 2009), as well as, the fulfilment of the twelve years period from his incorporation to the Board of Directors of Repsol YPF, S.A. (6th June 2009), the maximum tenure of Independent Directors recommended in the Unified Good Governance Code, Mr. Hernández-Gil, in order to facilitate his replacement through the submission of this proposal to the Annual Shareholder Meeting, communicated his decision to resign to his post in the meetings of the Nomination and Compensation Committee and the Board of Directors held on 24th and 25th March 2009, respectively. Said resignation was effective on 14th May 2009, in the meeting of the Board of Directors held previously to the beginning of the Annual Shareholders Meeting. According to Article 16.4 of the Regulations of the Board of Directors, Mrs. Hernández-Gil gave the Chairman a letter explaining the reasons of his resignation. A copy of this letter was sent to the rest of Directors.

B.1.6 Indicate the powers delegated to the Managing Director(s), if any:

B.1.7 Name the Board members, if any, who are also directors or executives of other companies in the same group as the listed company:

Name of director	Name of group company	Position
Antonio Brufau Niubó	YPF. S.A.	Chairman
Luis Suárez de Lezo Mantilla	YPF. S.A.	Director

ANNUAL CORPORATE GOVERNANCE REPORT

B.1.8 Name the company directors, if any, who are on the Boards of non-group companies listed on Spanish stock exchanges, insofar as the company has been notified:

Name of Director	Listed Company	Position
Antonio Brufau Niubó	Gas Natural SDG, S.A.	Vice-Chairman

Luis Fernando del Rivero Asensio	Sacyr Vallehermoso, S.A.	Chairman

Luis Fernando del Rivero Asensio	Testa Inmuebles en Renta, S.A.	Director

Isidro Fainé Casas	Abertis Infraestructuras, S.A.	Vice-Chairman

Isidro Fainé Casas	Telefónica, S.A.	Vice-Chairman

Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Chairman

Luis Carlos Croissier Batista	Adolfo Dominguez, S.A.	Director

Luis Carlos Croissier Batista	Testa Inmuebles en Renta, S.A.	Director

Carmelo de las Morenas López	Faes Farma, S.A.	Director

Carmelo de las Morenas López	Casa del Alguacil Inversiones SICAV, S.A.	Chairman

Ángel Durández Adeva	Gestevisión Telecinco, S.A.	Director

Javier Echenique Landiríbar	Banco Guipuzcoano, S.A.	Chairman

Javier Echenique Landiríbar	Actividades de Construcción y Servicios (ACS), S.A.	Director

Javier Echenique Landiríbar	Abertis Infraestructuras, S.A.	Director

Javier Echenique Landiríbar	Grupo Empresarial ENCE, S.A.	Director

José Manuel Loureda Mantiñán	Sacyr Vallehermoso, S.A.	Director

José Manuel Loureda Mantiñán	Testa Inmuebles en Renta, S.A.	Director

Juan Maria Nin Génova	Criteria CaixaCorp, S.A.	Vice-Chairman

Juan Maria Nin Génova	Gas Natural SDG, S.A.	Director

Luis Suárez de Lezo Mantilla	Compañia Logística de Hidrocarburos, S.A. (CLH)	Director
B.1.9 Indicate and, if appropriate, explain whether the company has established rules on the number of boards on which its directors may sit:

NO

B.1.10 With regard to recommendation number 8 of the Unified Code, indicate the general policies and strategies of the company reserved for approval by the full board:

Investment and financing policy	YES
Definition of the structure of the group of companies	NO
Corporate governance policy	YES
Corporate social responsibility policy	YES
Strategic or business plan, management objectives and annual budget	YES
Pay policy and senior executive performance assessment	YES
Risk management and control policy and regular monitoring of the internal information and control systems	NO
Dividend policy, treasury stock policy, especially limits	YES

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.1.11 Complete the following tables on the aggregate directors’ remuneration accrued during the year:

a.	In the reporting company:

Remuneration	Thousand euro
Fixed remuneration	8,183
Variable remuneration	1,857
Attendance fees	0
Statutory payments	0
Stock options and/or other financial instruments	0
Others	53

TOTAL	10,093

Other Benefits	Thousand euro
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	2,469
Pension Plans and Funds: Obligations contracted	0
Life assurance premiums	279
Guarantees furnished by the company for directors	0

b.	For company directors who are on other Boards and/or in the top management of group companies:

Remuneration	Thousand euro
Fixed remuneration	437
Variable remuneration	0
Attendance fees	0
Statutory payments	0
Stock options and/or other financial instruments	0
Others	0

TOTAL	437

Other Benefits	Thousand euro
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	0
Pension Plans and Funds: Obligations contracted	0
Life assurance premiums	0
Guarantees furnished by the company for directors	0

ANNUAL CORPORATE GOVERNANCE REPORT

c.	Total remuneration by type of director:

Types of directors	By company (thousand euro)	By group (thousand euro)
Executive	5,868	437
Institutional outside directors	1,795	0
Independent outside directors	2,430	0
Other outside directors	0	0

TOTAL	10,093	437

d.	Regarding profit attributed to the controlling company:

Total directors’ remuneration (thousand euro)	10,530
Total directors’ remuneration / profit attributed to parent company (%)	0.5

B.1.12 Name the members of top management who are not executive directors and indicate the aggregate remuneration accrued in their favour during the year:

Name	Position
Pedro Fernández Frial	Executive Managing Director Downstream

Nemesio Fernández-Cuesta Luca de Tena	Executive Managing Director Upstream

Jaume Giró Ribas	Group Managing Director of Communication and Head of the Chairman’s Office

Enrique Locutura Rupérez	Group Managing Director GNL

Miguel Martínez San Martín	Chief Operating Officer (C.O.O.)

Fernando Ramírez Mazarredo	Chief Financial Officer (C.F.O.)

Cristina Sanz Mendiola	Group Managing Director of Human Resources and Organization

Antonio Gomis Sáez	Executive Managing Director Operating YPF (COO)

Francisco Javier Macián Pérez	Group Managing Director of Human Resources

Isidoro Mansilla Barreiro	Audit and Control Director

Miguel Ángel Devesa del Barrio	Corporate Director of Strategy and Corporate Development

María Patricia Mantel	Corporate Director of Executive Development

Begoña Elices García	Corporate Director of Communications and Chairman’s Office
TOTAL REMUNERATION TOP MANAGEMENT (Thousand euro)	13,229

B.1.13 Indicate globally whether any golden handshake clauses have been established for the top management, including Executive Directors, of the company or its group in the event of dismissal or change of ownership. State whether these contracts have to be notified to and/or approved by the governing bodies of the company/group companies:

Number of beneficiaries	15

B. MANAGEMENT STRUCTURE OF THE COMPANY

	Board of Directors	General Meeting
Body authorising the clauses	YES	NO

Is the General Meeting informed on the clauses?		NO

B.1.14 Explain the process for establishing the remuneration of the Board members and the relevant articles of the Articles of Association:

Processes for establishing the remuneration of the Board members and articles of the Articles of Association

Article 45 of the Repsol YPF, S.A. Articles of Association provides as follows:

“Directors, in their position as members of the Board of Directors and due to their carrying out the function of supervision and group decision as befits this body, shall be entitled to receive from the Company an amount equivalent to 1.5% of the clear profit, which may only be allocated after attending to the requirements of the legal reserve and others that may be compulsory, and of providing the shareholders with a dividend of at least 4%. The Board of Directors is responsible for fixing the exact amount to be paid within this limit, as well as its distribution among the various Directors, taking into account the positions held by each Director on the Board and its committees. The Company is authorised to make advance payments on account of future participation in profits.

Directors may be additionally remunerated by means of granting company shares, share options or other securities giving the right to obtain shares, or through remunerative systems linked to the stock market value of the shares. The application of these systems must be approved by the General Shareholders’ Meeting, which shall determine the value of the shares to be taken as a reference, the number of shares to be given to each Director, the exercise price of any option rights, the period the agreed system should last and as many conditions as deemed appropriate.

The payments established by this article shall be compatible with and independent of the salary, remuneration, termination compensation, pension or compensation of any kind established for those members of the Board of Directors who carry out executive functions, whatever the nature of their relationship with the Company, be it employment (common or special of top management), commercial or for the provision of services. Information regarding these remunerations shall be disclosed in the Annual Report and in the Annual Report on Corporate Governance.

The Company may take out an insurance policy covering civil liability for the Directors and members of the management team.”

With regard to the Directors’ compensation, Article 5.3.C of the Regulations of the Board of Directors reserves to the full Board of Directors the decision to approve Directors’ compensation and, in the case of Executive Directors, any additional consideration for their management duties and other contract conditions.

Article 24 of the Regulations of the Board of Directors of Repsol YPF, S.A. provides as follows:

“Article 24. Directors’ Compensation

1.	The position of Director of Repsol YPF, S.A. shall be compensated as provided for in the Articles of Association.

The Nomination and Compensation Committee shall propose the criteria it considers appropriate to achieve the purposes of this article to the Board of Directors, and it is the Board’s responsibility to approve said proposal and determine the final distribution of the overall sum, within the limits stipulated in the Articles of Association to that end. Within each term of office the Board may order payments, at the intervals it sees fit, to be credited to the amounts owed to each Director for the work done in said period.

2.	Directors’ compensation shall be transparent. The Annual Report shall provide an individual breakdown of the compensation received by each Director for the performance of his functions as such during the period, showing the different categories of compensation.

3.	Outside Directors shall in all cases be excluded from the Company-funded benefit systems providing assistance in the event of termination of employment, death, or any other circumstances, as well as from long-term incentive programs such as stock purchase options.”

Finally, Article 33 of the Regulations of the Board of Directors provides that the Nomination and Compensation Committee shall propose to the Board its compensation policy, assessing the responsibility, dedication, and incompatibilities demanded of the Directors; and, in the case of the Executive Directors, propose to the Board the additional consideration for their management duties and other contract conditions.

ANNUAL CORPORATE GOVERNANCE REPORT

Indicate whether approvals of the following decisions are reserved to the full Board:

Upon recommendation by the chief executive, the appointment and possible removal of senior executives and their compensation clauses.	NO
Directors’ compensation and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.	YES

B.1.15 Indicate whether the Board of Directors approves a detailed compensation policy and specify the aspects it regulates:

YES

Amount of fixed remuneration, indicating the details of attendance fees for Board and Committee meetings and an estimate of the fixed annual remuneration	YES
Variable compensation	YES
Principal features of the welfare systems, estimating the annual cost or equivalent amount	YES
Conditions to be respected in the contracts of those performing top management duties and executive directors	YES

B.1.16 Indicate whether the Board submits to voting at the General Meeting, as a separate item on the agenda and with advisory nature, a report on the director compensation policy. If so, explain the aspects of the report on the compensation policy approved by the Board for future years, the most significant changes in those policies in respect of the policy applied during the year and an overall summary of how the compensation policy was applied during the period. Describe the role played by the Compensation Committee and whether external counselling has been used, and if so, the identity of the external advisers:

NO

Has external counseling been used?

Identity of the external counsels

B.1.17 Name any Board members who are also directors or executives of companies holding significant interests in the listed company and/or companies in its group:

Name of director	Name of significant shareholder	Position
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso, S.A.	Chairman

Luis Fernando del Rivero Asensio	Testa Inmuebles en Renta, S.A. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Sacyr Vallehermoso Participaciones Mobiliarias, S.L. (Sacyr Vallehermoso Group)	Joint & Several Director

Luis Fernando del Rivero Asensio	Vallehermoso División Promoción, S.A.U. (Sacyr Vallehermoso Group)	Chairman

Luis Fernando del Rivero Asensio	Sacyr Concesiones, S.L. (Sacyr Vallehermoso Group)	Chairman

Luis Fernando del Rivero Asensio	Aeropuerto de la Regidn de Murcia, S.A. (Sacyr Vallehermoso Group)	Director

B. MANAGEMENT STRUCTURE OF THE COMPANY

Luis Fernando del Rivero Asensio	Sacyr Vallehermoso Participaciones, S.L. (Sacyr Vallehermoso Group)	Joint & Several Director

Luis Fernando del Rivero Asensio	Somague S.G.P.S. (Sacyr Vallehermoso Group)	Vice-Chairman

Luis Fernando del Rivero Asensio	Autopista Vasco Aragonesa Concesionaria Espanola, S.A. (Sacyr Vallehermoso Group)	2nd Vice- Chairman

Luis Fernando del Rivero Asensio	Tesfran, S.L. (Sacyr Vallehermoso Group)	Chairman

Luis Fernando del Rivero Asensio	Sacyr, S.A.U. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Valoriza Gestión, S.A.U. (Sacyr Vallehermoso Group)	Director

Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona	Chairman

Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Chairman

José Manuel Loureda Mantiñán	Sacyr, S.A.U. (Sacyr Vallehermoso Group)	Director

José Manuel Loureda Mantiñán	Somague S.G.P.S., S.A. (Sacyr Vallehermoso Group)	Director

José Manuel Loureda Mantiñán	Testa Inmuebles en Renta, S.A. (Sacyr Vallehermoso Group)	Director

José Manuel Loureda Mantiñán	Valoriza Gestión, S.A.U. (Sacyr Vallehermoso Group)	Chairman

José Manuel Loureda Mantiñán	Vallehermoso División Promoción, S.A.U. (Sacyr Vallehermoso Group)	Director

Juan Maria Nin Génova	Criteria CaixaCorp, S.A.	Vice-Chairman

Juan Maria Nin Génova	Caja de Ahorros y Pensiones de Barcelona	General Manager

Describe any significant relationships other than those contemplated in the previous section between board members and significant shareholders and/or companies in their group:

Name of director	Name of significant shareholder	Description of relationship
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso, S.A.	Indirect holder of 13.749% of the capital of Sacyr Vallehermoso, S.A.

José Manuel Loureda Mantiñán	Sacyr Vallehermoso, S.A.	Indirect holder of 13.50% of the capital of Sacyr Vallehermoso, S.A. through Prilou, S.L. and Prilomi, S.L.

José Manuel Loureda Mantiñán	Sacyr Vallehermoso, S.A.	Representative of Prilou, S.L. in the position of Director of Sacyr Vallehermoso, S.A.

Juan Abelló Gallo	Sacyr Vallehermoso, S.A.	Indirect holder of 10.001% of the capital of Sacyr Vallehermoso, S.A.

Juan Abelló Gallo	Sacyr Vallehermoso, S.A.	Representative of Nueva Compania de Inversiones, S.A. in the position of Vice-Chairman of Sacyr Vallehermoso, S.A.

Luis Carlos Croissier Batista	Sacyr Vallehermoso, S.A.	Director of Testa Inmuebles en Renta, S.A.

B.1.18 Indicate whether any modifications have been made during the year to the Regulations of the Board of Directors:

NO

ANNUAL CORPORATE GOVERNANCE REPORT

B.1.19 Describe the procedures for appointment, re-election, assessment and removal of directors. Indicate the competent bodies, the formalities and the criteria to be followed in each of these procedures.

Appointment

Board members are appointed by the General Meeting, without prejudice to the right of the Board to nominate shareholders to fill any vacancies that arise, up to the next succeeding General Meeting.

No-one who is affected by the prohibitions established in section 124 of the Joint Stock Companies Act or who is incompatible under prevailing legislation, particularly under the Senior Central Government Positions (Incompatibilities) Act 5/2006 of April 10 and the Senior Positions in the Madrid Regional Government (Incompatibilities) Act 14/1995 of April 21, may be a director or hold any senior position in the company.

Directors shall be persons who, apart from meeting the requirements stipulated for the position in the law and the Articles of Association, have recognised prestige and sufficient professional experience and expertise to perform their duties as such.

Within its powers of proposal to the General Meeting or appointment by cooptation, the Board may not propose as candidates or appoint as Directors any persons affected by any of the incompatibilities or prohibitions established in law, the Articles of Association or regulations or any persons, companies or entities in a situation of permanent conflict of interest with the company, including competitors of the company or their directors, executives or employees, or any persons related to or proposed by them.

Furthermore, persons may not be nominated or appointed as Independent outside directors if they:

a.	Have been employees or Executive Directors of Group companies, unless 3 or 5 years, respectively, have passed since the end of that relationship.

b.	Receive from the company, or its Group, any sum of money or benefit whatsoever other than Directors’ compensation, unless such sum or benefit is insignificant.

Dividends and pension supplements received by Directors by virtue of a former professional or employment relationship shall not be counted for the purpose of this section, provided such supplements are unconditional and, therefore, the company paying them cannot suspend, modify or revoke them at its own discretion, unless the director in question has defaulted his obligations.

c.	Be or have been in the past 3 years a partner of the External Auditor or person responsible for the auditors’ report during that time, of the Company or any other company in its Group.

d.	Be Executive Directors or Senior Executive of any other company in which any Executive Director or Senior Executive of the Company is an Outside Director.

e.	Have or have had in the past year any significant business relationship with the Company or with any company in its Group, directly or as a significant shareholder, Director or Senior Executive of an entity having or that has had such a relationship.

Business relationships shall be those of suppliers of goods or services, including financial services, or of advisers or consultants.

f.	Be significant shareholders, Executive Directors or Senior Executives of a company that receives, or has received in the past 3 years, significant donations from the Company or its Group.

Those who are mere sponsors or trustees of a Foundation receiving donations shall not be considered included in this group.

g.	Be the spouse, persons having equivalent emotional ties or relatives up to the second degree of an Executive Director or Senior Executive of the Company.

h.	Not have been proposed for appointment or re-election by the Nomination and Compensation Committee.

i.	Be in any of the cases contemplated in paragraphs a), e), f) or g) above in respect of any significant shareholder or shareholder represented on the Board. For the blood relationship contemplated in g), the limitation shall be applicable not only to the shareholder, but also to its Institutional Outside Directors in the Company.

Institutional Outside Directors who lose this status when the shareholder they represent sells its shares in the Company may only be re-elected as Independent Outside Directors when the shareholder they represented up to that time has sold all of its shares in the Company.

B. MANAGEMENT STRUCTURE OF THE COMPANY

A Director who holds a shareholding interest in the Company may be appointed Independent Outside Director, provided he meets all the conditions established in this article and does not hold a significant interest.

The Nomination and Compensation Committee, consisting exclusively of Outside Directors, shall assess candidates’ adequate knowledge, experience and expertise to sit on the Board; define, in consequence, the duties and qualifications required of candidates to fill any vacancy and assess the time and dedication required to adequately perform their duties

This Committee shall also ensure that whenever new vacancies are foreseen or on appointing new directors, the selection procedures are not affected by implicit bias that could entail some kind of discrimination and that women who meet the professional profile sought are deliberately sought and included among the potential candidates, informing the board on the initiatives taken in this respect and the results thereof.

Nominations for the appointment of directors submitted by the Board to the General Meeting and appointments made by cooptation must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

Any Director affected by proposals for appointment, re-election or retirement shall abstain from participating in the discussions and voting of such matters. Voting on proposals for appointment, re-election or retirement shall be by secret ballot.

Re-election

Directors shall hold office for a maximum of four years, after which they shall be eligible for re-election for one or several periods with an equal maximum duration. Directors appointed by cooptation shall hold office up to the first General Meeting following their appointment, at which their appointment shall be subject to ratification.

The Nomination and Compensation Committee shall be responsible for assessing the quality of their work and dedication of the directors proposed during their previous term in office. Proposals to the General Meeting for the re-election of Directors shall be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

Assessment

At least once a year, the Board of Directors shall assess its functioning and the quality and efficiency of its work. It shall also annually assess the work of its Committees, based on the reports they submit to it.

The Chairman shall organise and coordinate this regular assessment of the Board with the Chairmen of the Committees.

Cessation

Directors shall retire from office upon expiry of the term for which they were appointed and in all other cases stipulated in law, the Articles of Association and the Regulations of the Board of Directors.

The Board shall not propose the removal of any Independent Outside Director before the end of the period for which he was appointed, unless it has justified reasons for doing so, based on a report by the Nomination and Compensation Committee. In particular, such a proposal shall be justified if the Director (i) has defaulted the duties corresponding to his position; (ii) is in any of the situations described in section B.1.20 below; or (iii) falls into any of the circumstances described above, by virtue of which he may no longer be considered an Independent Outside Director.

The removal of Independent Outside Directors may also be proposed following takeover bids, mergers or other similar corporate operations causing a change in the capital structure of the Company, insofar as may be necessary to establish a reasonable balance between Institutional Outside Directors and Independent Outside Directors, according to the ratio of capital represented by the former to the rest of the capital.

Directors shall also tender their resignations in any of the circumstances defined in the following section.

ANNUAL CORPORATE GOVERNANCE REPORT

B.1.20 Indicate the events in which directors are obliged to retire.

Directors shall tender their resignations and step down from the Board, should the latter consider this appropriate, in the following events:

a.	If they fall into circumstances of incompatibility or prohibition contemplated in law, the Articles of Association or applicable regulations.

b.	If they receive a serious warning from the Nomination and Compensation Committee or the Audit and Control Committee for defaulting their obligations as directors.

c.	If, in the opinion of the board, in view of a report by the Nomination and Compensation Committee:

(i) Their remaining on the Board could jeopardise the interests of the company or adversely affect the functioning of the Board or the standing and reputation of the Company; or

(ii) If the reasons why they were appointed disappear. Directors shall find themselves in this position, particularly in the following cases:

•

Institutional Outside Directors, when the shareholder they represent or that nominated them directors transfers its entire shareholding interest. They shall also offer their resignation and, should the Board deem fit, step down from the Board, in the corresponding proportion, if the shareholder reduces its shareholding interest to a level requiring a reduction in the number of its Institutional Outside Directors.

•	Executive directors, when they cease to hold the executive positions outside the board to which their appointment as director was linked.

B.1.21 Explain whether the Chairman of the Board is the Chief Executive Officer of the company. If so, state what measures have been adopted to limit the risks of one single person accumulating powers:

YES

Measures for limiting risks

According to Article 25 of the Regulations of the Board of Directors of Repsol YPF, S.A., the Chairman of the Board shall be the Chief Executive Officer of the Company.

This article also stipulates that the Chairman of the Board shall act at all times in accordance with the decisions and criteria established by the General Shareholders’ Meeting and the Board of Directors.

Article 4 of the Regulations of the Board of Directors reserves the following duties and powers to this corporate body:

“The Board shall approve the company strategy and the organisation needed to put it into practice, and oversee and ensure that Management meets the targets set and respects the company’s objects and social interest; approve acquisitions and disposals of assets which are, for whatsoever reason, considered especially important for the company or its subsidiaries; establish its own organisation and procedures and those of the Top Management and, in particular, amend these Regulations; exercise any powers that the General Meeting has granted to the Board -which the Board may delegate solely if expressly so indicated in the resolution adopted by the General Meeting- and any other powers granted to it in these regulations.”

Similarly, Article 5 of the Regulations of the Board reserves to the Board in full the following issues:

1.	Submission of the Annual Accounts and Management Report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrators, to the Ordinary Shareholders Meeting.

2.	The general strategies and policies of the Company, such as:

a.	The Strategic Plan of the Group, management objectives and Annual Budgets;

b.	The investment and financing policy;

c.	The corporate governance policy;

d.	The corporate social responsibility policy;

e.	Top Management pay policy;

f.	Risk management and control policy; and

g.	Dividend policy, treasury stock policy and, especially, the limits thereon.

B. MANAGEMENT STRUCTURE OF THE COMPANY

3.	The following decisions:

a. Appointment of Directors in the event of vacancies, up to the next succeeding General Meeting, and acceptance of resignations tendered by Directors;

b. Appointment and removal of the Chairman, Vice-Chairmen, Secretary and Vice-Secretary of the Board and the Directors who are to sit on the different Committees contemplated in the Regulations of the Board, and the delegation of powers to any of the Board members, on the terms stipulated in the law and Articles of Association, and revocation of such powers;

c. Directors’ compensation and, in the case of executive directors, additional consideration for their management duties and other contract conditions.

4.	The annual and half-year financial reports, which Repsol YPF, being a listed company, is obliged to publish.

5.	The following investments and transactions, save when approval corresponds to the General Meeting:

a.	Incorporation of new companies and entities or initial acquisition of stakes in existing companies and entities whenever they entail a long-standing investment of more than six million euro for the Repsol YPF Group or are unrelated to the main activity of the company.

In other cases, the first paragraph of e) below will be applicable. By exception, decisions on investments in the incorporation of new companies and entities or initial acquisition of stakes in existing companies or entities provided for in sufficient detail in the Group’s annual budgets and strategic plan shall be left up to the Chairman.

b.	Creation or acquisition of shares in special purpose vehicles whenever they go beyond the ordinary administration of the company.

c.	Mergers, takeovers, spin-offs or concentrations of strategic importance of interest for any of the major subsidiaries or investees in which any of the companies in the Repsol YPF group has a direct interest.

d.	Sale of shares in companies or other fixed assets with a value of over thirty million euro; the Delegate Committee shall approve such sales valued at between fifteen and thirty million euro, informing the board at the next meeting of all sales authorised.

e.	Approval of investment projects with a value of over thirty million euro; the Delegate Committee shall approve projects valued at between fifteen and thirty million euro, informing the Board at the next meeting of all investments approved.

By exception, the Chairman shall decide, after discussion by the Management Committee if necessary, whether to approve the following investment projects

•	Those involving the prospecting or working of oil fields in fulfilment of commitments deriving from the corresponding contracts, concessions or licences.

•	Those performed in fulfilment of legal provisions binding on the company concerned, concerning environmental protection, safety of installations, product specifications or similar.

•	Those provided for in sufficient detail in the group’s annual budgets and strategic plan.

In these cases, the Chairman shall report on the approval of these investments to the Board or Delegate Committee, depending on their values and as established in the first paragraph of this point e), wherever possible before commencement of the respective projects.

f.	Notes, debentures or other issues made by Repsol YPF, S.A. or its majority-owned or controlled subsidiaries.

g.	Granting of guarantees to secure the obligations of entities not controlled by the group.

h.	Assignment of rights over the trade name and trade marks, and over any other patents, technology and any form of industrial or intellectual property of economic importance belonging to Repsol YPF, S.A. or group companies.

i.	Creation, investment and supervision of the management of employee pension schemes and any other commitments to employees involving long-term financial responsibilities for the Company.

j.	Signing of long-term commercial, industrial or financial agreements of strategic importance for the Repsol YPF Group.

ANNUAL CORPORATE GOVERNANCE REPORT

6. Any other business or matter reserved in these Regulations for approval by the full Board

The Chairman, or otherwise the Vice-Chairmen, shall implement the resolutions adopted by the Board in accordance with this article, report on any authorisation or approval given where appropriate or issue instructions to carry out the actions required by the resolutions adopted.

Should circumstances so require, the powers of the Board contemplated in 3c), 4 and 5 above may be exercised by the Delegate Committee and subsequently ratified by the full Board.

Apart from all this, the Chairman of the Board of Directors shall receive reports and proposals from the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Corporate Social Responsibility Committee, on matters within their respective competence. For greater guarantee, all the members of these Committees shall be outside Directors.

Indicate and, if appropriate, explain whether rules have been established to enable one of the independent directors to request the calling of the Board or the inclusion of new items on the agenda, to coordinate and echo the concerns of outside directors and to direct the assessment by the Board of Directors:

NO

B.1.22 Are special majorities differing from those stipulated in law required for any type of decision?:

NO

Explain how resolutions are adopted on the Board, indicating at least the quorum and the majorities required for adopting resolutions:

B.1.23 Are there any specific requirements, other than those established for directors, to be appointed Chairman?

NO

B.1.24 Indicate whether the Chairman has casting vote:

YES

Matters in which there is a casting vote

According to Article 36 of the Articles of Association, save where greater majorities have been specifically established, resolutions of the Board shall be approved by the absolute majority of directors attending, and in the event of a tie, the Chairman or acting chairman shall have the casting vote.

B.1.25 Indicate whether the Articles of Association or the board regulations establish any age limit for directors:

NO

Age limit Chairman	0
Age limit managing director	0
Age limit director	0

B.1.26 Indicate whether the Articles of Association or the board regulations establish any limit on the term of office for independent directors:

NO

Maximum term of office	0

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.1.27 If there are few or no female directors, explain why and what actions have been taken to remedy this situation.

Explanation of reasons and actions

The appointment of all the Board members has been made objectively, taking account the prestige, expertise and professional experience required to perform their duties, and without any kind of discrimination.

On 19 December 2007, the Board of Directors of Repsol YPF, S.A. approved a new consolidated text of its Regulations, which, among other matters, assigned to the Nomination and Compensation Committee the duty of assessing the necessary knowledge, expertise and experience of the Board, defining in consequence the duties and qualifications required of the candidates for filling each vacancy and assessing the time and dedication required to adequately perform their duties.

Furthermore, Article 33 of the Regulations of the Board of Directors expressly provides that the Nomination and Compensation Committee ensure that whenever new vacancies are foreseen or on appointing new directors, the selection procedures are not affected by implicit bias that could entail some kind of discrimination and that women who meet the professional profile sought are deliberately sought and included among the potential candidates, informing the board on the initiatives taken in this respect and the results thereof.

Additionally, the Annual Shareholders’ Meeting 2009 agreed the appointment of Mrs. María Isabel Gabarró Miquel as Director of the Company, for a period of four years, in order to cover the vacancy arising after the resignation of Mr. Antonio Hernández-Gil Álvarez-Cienfuegos.

In particular, state whether the Nomination and Compensation Committee has established procedures to ensure that the selection procedures are not affected by implicit bias that could hamper the selection of female directors and that women with the required profile are deliberately included among the candidates:

NO

B.1.28 Indicate whether there are any formal processes for proxy voting in the board of directors. If so, briefly describe these.

Without prejudice to the directors’ duty to attend the meetings of the bodies they belong to or, if they are unable for justified reasons to attend the meetings to which they have been called, to issue the appropriate instructions to the director who is to represent them, if any, each Board member may grant a proxy to another member, with no limit on the number of proxies that may be held by any director for attendance of Board meetings.

Absent directors may grant proxies by any written means, including telegram, telex or telefax addressed to the Chairman or Secretary of the Board.

B.1.29 State the number of meetings held by the Board of Directors during the year, indicating, if appropriate, how many times the Board has met without the Chairman:

Number of Board meetings	11
Number of Board meetings held without the Chairman	1

Number of meetings held by the different Committees of the Board:

Number of meetings of the Delegate Committee	5
Number of meetings of the Audit Committee	10
Number of meetings of the Nomination and Compensation Committee	4
Number of meetings of the Nomination Committee	0
Number of meetings of the Compensation Committee	0

ANNUAL CORPORATE GOVERNANCE REPORT

B.1.30 Indicate the number of meetings held by the Board of Directors during the year without the attendance of all its members, counting as non-attendance any proxies made without specific instructions:

Number of non-attendances by directors during the year	4
Non-attendances / total votes during the year (%)	2.273

B.1.31 Indicate whether the individual and consolidated annual accounts presented for Board for approval are previously certified:

YES

If appropriate, name the person(s) who certify the individual or consolidated annual accounts of the company before they are approved by the Board:

Name	Position
Antonio Brufau Niubó	Chairman
Fernando Ramírez Mazarredo	Chief Financial Officer

B.1.32 Explain the mechanisms, if any, established by the Board to avoid a qualified auditors’ report on the individual and consolidated accounts laid before the General Meeting.

The Audit and Control Committee, set up on 27 February 1995, is intended to support the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls and the independence of the external auditors, as well as supervising the internal audit department, and checking compliance with all the legal provisions and internal regulations applicable to the company.

This Committee has the following duties, among others:

•

Supervise the integrity and process of preparing the financial information on the company and its group, ensuring compliance with all requirements, adequate definition of the consolidated group and correct application of the accounting principles.

•	Regularly check the internal control and risk management systems, ensuring that the principal risks are identified, handled and reported on adequately.

•

Prior to their submission to the board, analyse the financial statements of the company and its consolidated group included in the annual, half-year and quarterly reports and any other financial information that the company is obliged to publish regularly by virtue of being a listed company, with the necessary requirements to ensure that they are correct, reliable, adequate and clear. For this purpose it shall have all the necessary information and such degree of aggregation as it may deem fit, assisted as necessary by the top management of the group, particularly its financial management and the company’s auditor. It shall, in particular, see that the annual accounts that are to be submitted to the board are certified by the Chairman, the Managing Director(s), if any, and the Chief Finance Officer (CFO) pursuant to the internal or external regulations applicable from time to time.

•	Regularly receive information from the external auditors on the audit plan and results of their work, and check that the executives heed their recommendations.

•	Regularly require the auditors, at least one a year, to assess the quality of the group’s internal control procedures.

•

Be informed of any situations requiring adjustments that may be detected during the work of the external auditors whenever they are significant, considering this to mean any situations which, per se or in combination with others, may cause a material impact or damage to the net worth, results or reputation of the group. This consideration shall be left to the discretion of the external auditors, who shall, in case of doubt, opt for notification. The Chairman of the Committee shall be notified accordingly as soon as the auditors become aware of the situation in question.

•	Oversee the degree of fulfilment by the audited units of the corrective measures recommended by the internal audit department in previous audits.

•	The committee shall be informed of any significant irregularities, anomalies or defaults detected by the internal audit department in the course of its work.

B. MANAGEMENT STRUCTURE OF THE COMPANY

For this purpose, the members of this Committee shall have the necessary experience, capacity and dedication to perform their duties. Moreover, the Chairman shall have experience in business management and a working knowledge of accounting procedures, and at least one of the members shall have the financial experience that may be required by the regulatory bodies of the stock markets on which the stocks or shares of the company are listed.

B.1.33 Is the Secretary of the Board a Director?

YES

B.1.34 Explain the procedures for appointment and removal of the Secretary of the Board, indicating whether a report is issued by the Nomination Committee and whether they are approved by the full Board.

Procedure for appointment and removal

As established in Article 42 of the Articles of Association, the Board chooses its Secretary and Vice-Secretary, if any, who may or may not be Directors.

Moreover, pursuant to Articles 5 and 33 of the Regulations of the Board of Directors, the Board shall appoint or remove its Secretary and Vice-Secretary, subject to a report by the Nomination and Compensation Committee.

Does the Nomination Committee issue a report on the appointment?	YES
Does the Nomination Committee issue a report on the removal?	YES
Does the full Board approve the appointment?	YES
Does the full Board approve the removal?	YES

Is the Secretary of the Board commissioned especially to see that the good governance recommendations are heeded?

YES

Remarks	Article 42 of the Articles of Association establishes that the Secretary will ensure that the Board actions comply in form and substance with the law and that the company’s procedures and rules of governance are respected. Furthermore, in pursuance of Article 27 of the Regulations of the Board of Directors, the Secretary of the Board is commissioned to ensure compliance with any provisions issued by regulatory bodies and heeding of their recommendations, if any, and to ensure that the corporate governance principles of the company are observed.

B.1.35 Describe any mechanisms established by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

One of the powers of the Audit and Control Committee contemplated in Article 39 of the Articles of Association is that of receiving information on any issues that may jeopardise the independence of the external auditors.

In development of this provision of the Articles of Association, the Regulations of the Audit and Control Committee establish, as one of its duties, ensuring the independence of the External Auditors, in two ways:

a.	Avoiding any factors that may compromise the warnings, opinions and recommendations of the Auditors, and

b.	Establishing and overseeing any incompatibilities between auditing and consultancy services and any others, the limits on concentration of the auditor’s business and, in general, all other rules established to guarantee the independence of the auditor.

According to these duties, in 2003 the Audit and Control Committee agreed on a procedure to approve previously all the services, auditing or otherwise, provided by the External Auditor, whatever their extent, scope and nature. This procedure is regulated in an internal Rule mandatory for the whole of the Repsol YPF Group.

ANNUAL CORPORATE GOVERNANCE REPORT

Furthermore, Repsol YPF Group has the Investor Relations Division, framed within the Chief Financial Officer, whose responsibilities include ensuring that the information supplied by the Company to the market (financial analysts and investment banks, amount other) is transmitted fairly, commensurate and in useful time and, according with the Repsol YPF Group internal Conduct Regulations Regarding the Securities Market, that such information is accurate, clear, complete and, when required by the nature of the information, quantified, and shall by no means be misleading or confusing.

B.1.36 State whether the Company has changed its external auditor during the year. If so, name the outgoing and incoming auditors:

NO

Outgoing auditor

Incoming auditor

Did the Company have any disagreements with the outgoing auditor? If so, explain what they consisted of:

NO

B.1.37 State whether the firm of auditors does any work for the Company and/ or its Group other than standard audit work and if so, declare the amount of the fees received for such work and the percentage it represents of the fees invoiced to the company and/or its group:

YES

	Company	Group	Total
Cost of work other than auditing (thousands of euro)	134	384	518
Cost of work other than auditing / Total amount invoiced by the auditors (%)	5.3	8.4	7.3

B.1.38 State whether the auditors’ report on the Annual Accounts of the previous year contains any qualifications. If so, indicate the reasons given by the Chairman of the Audit Committee to explain the contents and scope of those qualifications.

NO

B.1.39 State the number of years in succession that the current firm of auditors has been auditing the annual accounts of the company and/or its group. Indicate the ratio of the number of years audited by the current auditors to the total number of years that the annual accounts have been audited:

	Company	Group
Number of years in succession	19	19

	Company	Group
Number of years audited by current auditors / No. years that the company has been audited (%)	100	100

B.1.40 Indicate the company board members’ shareholdings, reported to the company, in companies engaging in the same or similar activities as those within the company’s or group’s scope of business. Indicate their positions or duties in these companies:

Name of director	Name of company	% stake	Position or duties
Antonio Brufau Niubó	Gas Natural SDG, S.A.	0.008	Vice-Chairman
Luis Fernando del Rivero Asensio	Valoriza Gestión, S.A.U.	0.000	Director
Luis Fernando del Rivero Asensio	Vallehermoso División Promoción, S.A.U.	0.000	Chairman

Isidro Fainé Casas	Gas Natural SDG, S.A.	0.000
José Manuel Loureda Mantiñán	Valoriza Gestión, S.A.U.	0.000	Chairman
José Manuel Loureda Mantiñán	Vallehermoso División Promoción, S.A.U.	0.000	Director

Juan María Nin Génova	Gas Natural SDG, S.A.	0.000	Director
Henri Philippe Reichstul	Ashmore Energy International	0.000	Director
Henri Philippe Reichstul	Brenco - Companhia Brasileira de Energía Renovável	0.000	Chairman
Luis Suárez de Lezo Mantilla	Gas Natural SDG, S.A.	0.001
Luis Suárez de Lezo Mantilla	Compañía Logístíca de Hidrocarburos, S.A. (CLH)	0.000	Director
Luis Suárez de Lezo Mantilla	Repsol - Gas Natural LNG, S.L.	0.000	Director

B.1.41 Indicate, with details if appropriate, whether there is an established procedure for directors to receive external advice:

YES

Details of procedure

The Regulations of the Board of Repsol YPF, S.A. expressly recognise the directors’ right to advisory services. Article 23 provides as follows:

•

The Directors shall likewise have the power to propose to the Board, by majority vote, the contracting at the Company’s expense of legal advisers, accountants, technical, financial, and commercial experts, and experts of any other kind they consider necessary to the Company’s interests, to provide assistance in the performance of the Directors’ functions in regard to concrete problems of some magnitude and complexity relating to their positions .

•

Said proposals must be submitted to the Chairman of the Company through the Secretary of the Board. The Board of Directors may veto their approval on the grounds that they are unnecessary to the performance of the assigned functions, or that the number is disproportionate to the importance of the problem and to the Company’s assets and income, or that the technical assistance in question could be adequately provided by experts within the Company .

Furthermore, the Regulations of the Board of Directors establish that the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Corporate Social Responsibility Committee may obtain counselling from lawyers or other independent professionals, in which case the Secretary of the Board shall, at the request of the Chairman of the Committee, take whatever action may be necessary to engage the services of such lawyers or other professionals, which shall be provided directly to the corresponding Committee.

B.1.42 Indicate, with details if appropriate, whether there is an established procedure for directors to obtain sufficiently in advance any information they may need to prepare the meetings of the governing bodies:

YES

ANNUAL CORPORATE GOVERNANCE REPORT

Details of procedure

The Regulations of the Board of Directors of Repsol YPF, S.A. establish that the notice of call to Board meetings shall be sent to each director at least 48 hours prior to the date specified for the meeting, and shall include the agenda. The minutes of the previous meeting shall be enclosed, regardless of whether they have been approved, and any information considered necessary and that is available.

The Regulations of the Board of Directors of Repsol YPF, S.A. contemplate procedures to ensure that directors have the necessary information sufficiently in advance to prepare Board meetings. In this regard, Article 23 provides as follows:

•

The Directors shall have access to all the Company’s services and may obtain, with the broadest possible powers, the information and advising they need on any aspect of the Company provided they request it in connection with the performance of their functions. The right to information extends to the subsidiaries, whether national or foreign, and shall be channelled through the Chairman or the Secretary of the Board of Directors or of the appropriate Board Committee, who shall respond to Directors’ requests and directly furnish them the information, offering them access to appropriate sources or taking all necessary measures to answer questions.

B.1.43 Indicate, with details if appropriate, whether the company has established rules obliging directors to report and, if necessary, resign in any cases that could be detrimental to the company’s reputation:

YES

Explain the rules

According to Article 16 of the Regulations of the Board of Directors, Directors shall offer their resignation and, should the board deem fit, step down as directors if, in the opinion of the Board, in view of a report by the Nomination and Compensation Committee, their remaining on the board could jeopardise the interests of the company or adversely affect the functioning of the board or the standing and reputation of the company.

In this regard, Article 17 of the Regulations of the Board of Directors provides that Directors shall notify the board as soon as possible and keep it up to date on any situations in which they may be involved and that could be detrimental to the standing and reputation of the company, to enable the board to assess the circumstances, particularly in pursuance of the preceding paragraph.

B.1.44 Indicate whether the Company has been notified by any Board member that he has been sued or is being tried for any of the offences contemplated in Article 124 of the Joint Stock Companies Act:

NO

Indicate whether the Board has studied the case. If so, give a reasoned explanation of the decision made as to whether or not the director in question should remain in office.

NO

Decision made	Reasoned explanation

B. MANAGEMENT STRUCTURE OF THE COMPANY

B.2.	Board of Directors Committees

B.2.1 List all the committees of the Board of Directors and their members:

DELEGATE COMMITTEE

Name	Position	Type
Antonio Brufau Niubó	Chairman	Executive
Luis Fernando del Rivero Asensio	Member	Institutional
Isidro Fainé Casas	Member	Institutional
Javier Echenique Landiríbar	Member	Independent
Artur Carulla Font	Member	Independent
Pemex Internacional España, S.A.	Member	Institutional
Henri Philippe Reichstul	Member	Independent
Luis Suárez de Lezo Mantilla	Member & Secretary	Executive

AUDIT AND CONTROL COMMITTEE

Name	Position	Type
Paulina Beato Blanco	Chairman	Independent
Carmelo de las Morenas López	Member	Independent
Ángel Durández Adeva	Member	Independent
Javier Echenique Landiríbar	Member	Independent

NOMINATION AND COMPENSATION COMMITTEE

Name	Position	Type
Artur Carulla Font	Chairman	Independent
María Isabel Gabarró Miquel	Member	Independent
José Manuel Loureda Mantiñán	Member	Institutional
Juan María Nin Génova	Member	Institutional

STRATEGY, INVESTMENT AND CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

Name	Position	Type
Pemex Internacional España, S.A.	Chairman	Institutional
Juan Abelló Gallo	Member	Institutional
Luis Carlos Croissier Batista	Member	Independent
María Isabel Gabarró Miquel	Member	Independent
José Manuel Loureda Mantiñán	Member	Institutional
Juan María Nin Génova	Member	Institutional

ANNUAL CORPORATE GOVERNANCE REPORT

B.2.2 Indicate whether the following duties correspond to the Audit Committee:

Supervise the integrity and process of preparing the financial information on the company and its group, ensuring compliance with all requirements, adequate definition of the consolidated group and correct application of the accounting principles

YES
Regularly check the internal control and risk management systems, ensuring that the principal risks are identified, handled and reported on adequately	YES

Guarantee the independence and efficiency of the internal audit department; propose the selection, appointment, re-election and removal of the chief audit officer; propose the budget for this department; receive regular information on its activities; and check that the top management heeds the conclusions and recommendations of its reports

YES

Establish and oversee a mechanism whereby employees may report, confidentially and, if appropriate, anonymously, any potentially important irregularities, especially financial and accounting irregularities, that they may detect within the company

YES

Submit proposals to the Board for the selection, appointment, re-election and replacement of the external auditors and the terms and conditions of their engagement	YES
Regularly receive information from the external auditors on the audit plan and results of their work, and check that the executives heed their recommendations	YES

Guarantee the independence of the external auditors	YES
In the case of groups, encouraging the group auditors to audit the group companies.	YES

B.2.3 Describe the rules of organisation and procedure and the responsibilities attributed to each Committee.

DELEGATE COMMITTEE

The Delegate Committee consists of the Chairman of the Board and up to a maximum of seven directors from the three existing categories (executive, institutional and independent), endeavouring to maintain a similar proportion to that existing on the Board of Directors. Its members shall be appointed with a majority of at least two-thirds of the current Board members

All the powers of the Board are permanently delegated to the Delegate Committee, except those that may not be lawfully delegated and those considered as such by the Regulations of the Board of Directors.

The Chairman of the Delegate Committee shall be the Chairman of the Board and the Secretary shall be the Secretary of the Board, who may be assisted by the Vice-Secretary.

Whenever the business is sufficiently important, in the opinion of the Chairman or three members of the Delegate Committee, the resolutions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same shall be applicable in any business referred by the Board to be studied by the Delegate Committee, while reserving the ultimate decision thereon. In all other cases, the resolutions adopted by the Delegate Committee shall be valid and binding with no need for subsequent ratification by the Board.

At the end of the meeting, the Secretary issues the minutes of the resolutions adopted, that will be reported to the Board at the following full Board meeting, and makes available to the Board members a copy of the minutes. Five meetings were held in 2009.

AUDIT AND CONTROL COMMITTEE

The Audit and Control Committee consists of at least three directors appointed by the Board for four years on the basis of their experience and expertise in accounting, auditing or risk management. Executive directors may not sit on this Committee.

This Committee, set up on 27 February 1995, supports the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls, supervision of the systems for recording and controlling the company’s hydrocarbon

B. MANAGEMENT STRUCTURE OF THE COMPANY

reserves, the internal audit department and the independence of the external auditors, as well as checking compliance with all the legal provisions and internal regulations applicable to the company. This Committee is competent to submit proposals to the Board regarding the appointment of external auditors, extension of their appointment, their removal and the terms of their engagement. It shall also inform the General Meeting, through its Chairman, on any issues raised by shareholders regarding matters within its competence.

Its duties shall also include knowing and guiding the company’s environmental and safety policies and objectives and drawing up an Annual Report on its activities, on which it shall report to the Board.

The Committee shall appoint one of its members to be Chairman, who shall necessarily be an Independent Outside Director; the Secretary shall be the Secretary of the Board.

The Committee shall meet as often as necessary, in the opinion of the Chairman, to perform the duties commissioned to it, although an annual calendar of meetings shall be drawn up before the end of each year for the following year, as well as an Action Plan for each year, informing the Board accordingly. Meetings shall be called whenever so requested by any two of its members. Ten meetings were held in 2009.

The Chairman of the Committee shall regularly report to the Board on the actions taken by the Committee.

At least once a year, the Committee shall assess its functioning and the quality and efficiency of its work, reporting to the full Board.

The Secretary of the Committee shall issue minutes of the resolutions adopted at each meeting, which shall be made available to Board members.

NOMINATION AND COMPENSATION COMMITTEE

This Committee consists of no fewer than three directors appointed by the board for four years, taking account of the expertise, skills and experience of the directors and the duties of the committee.

This Committee, which was set up on 27 February 1995, has the duties of proposing and reporting to the Board on the selection, appointment, re-election and removal of Directors, Managing Director, Chairman, Vice-Chairman, Secretary, Vice-Secretary and the Directors who are to sit on the different Committees of the Board; proposing the Board compensation policy and, in the case of Executive Directors, the additional consideration for their management duties and other contract conditions; reporting on the appointment of Senior Executives of the Company and their general pay policy and incentives; reporting on the compliance by Directors of the corporate governance principles or the obligations established in the Articles of Association or the Regulations of the Board; and, in general, proposing and informing on any other business related with the above at the request of the Chairman or the Board of Directors.

The Chairman of this Committee shall be one of its members, who shall necessarily be an Independent Outside Director, and the Secretary shall be the Secretary of the Board.

The Committee shall meet whenever the Board or Chairman of the Board requests reports or proposals within the scope of its duties, and whenever called by the Chairman of the Committee, requested by two Committee members or when reports are required to be able to adopt the corresponding resolutions. Four meetings were held in 2009.

The Chairman of the Committee shall regularly report to the Board on the actions taken by the Committee.

At least once a year, the Committee shall assess its functioning and the quality and efficiency of its work, reporting to the full Board.

The Secretary of the Committee shall issue minutes of the resolutions adopted at each meeting, which shall be made available to Board members.

STRATEGY, INVESTMENT AND CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

On December 2007, the Board of Directors of Repsol YPF, S.A. resolved, within the modification of its Regulations, to change the name of the Strategy, Investment and Competition Committee, set up on 25 September 2002, to Strategy, Investment and Corporate Social Responsibility Committee.

ANNUAL CORPORATE GOVERNANCE REPORT

The strategy, investment and corporate social responsibility committee consists of no fewer than three directors appointed by the board, taking account of the expertise, skills and experience of the directors and the duties of the committee. The members of this Committee shall retire four years after their appointment.

This Committee has the duties of reporting on the principal highlights, landmarks and reviews of the group’s strategic plan; major strategic decisions for the Repsol YPF Group; and investments or divestments in assets which, by virtue of their value or strategic nature, the Executive Chairman believes should be first considered by the Committee.

It must also be familiar with and steer the policy, objectives and guidelines of the Repsol YPF Group on Corporate Social Responsibility and inform the Board thereon; check and report on the Corporate Responsibility Report of the Repsol YPF Group before it is submitted to the Board; and, in general, perform any other duties related with the matters within its competence and requested by the Board or its Chairman.

One of the members of this Committee shall be appointed Chairman and the secretary shall be the Secretary of the Board.

The Committee shall meet with the established frequency or whenever called by its Chairman or requested by two of its members. Two meetings were held in 2009.

The Chairman of the Committee shall regularly report to the Board on the actions taken by the Committee.

At least once a year, the Committee shall assess its functioning and the quality and efficiency of its work, reporting to the full Board.

The Secretary of the Committee shall issue minutes of the resolutions adopted at each meeting, which shall be made available to Board members.

B.2.4 Indicate, where appropriate, the powers of advising, consultation and, where appropriate, delegations of each Committee:

Committee	Brief description
DELEGATE COMMITTEE	See B.2.3
AUDIT AND CONTROL COMMITTEE	See B.2.3
NOMINATION AND COMPENSATION COMMITTEE	See B.2.3
STRATEGY, INVESTMENT AND CORPORATE SOCIAL RESPONSIBILITY COMMITTEE	See B.2.3

B.2.5 Indicate the existence, if appropriate, of regulations of the board committees, where they are available for consultation and any modifications made during the year. State whether an annual report has been issued voluntarily on the activities of each Committee.

C. RELATED PARTY TRANSACTIONS

Committee	Brief description
AUDIT AND CONTROL COMMITTEE

The internal regulation of the Audit and Control Committee is currently set out in the Articles of Association and the Regulations of the Board of Directors.

The Articles of Association and the Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s web site (www.repsol.com).

The Audit and Control Committee has drawn up a Report of its activities during 2009.

STRATEGY, INVESTMENT AND CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

The internal regulation of the Strategy, Investment and Corporate Social Responsibility Committee is currently set out in the Regulations of the Board of Directors.

The Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s website (www.repsol.com).

NOMINATION AND COMPENSATION COMMITTEE

The internal regulation of the Compensation Committee is currently set out in the Regulations of the Board of Directors.

The Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s web site (www.repsol.com).

DELEGATE COMMITTEE

The internal regulation of the Delegate Committee is currently set out in the Articles of Association and the Regulations of the Board of Directors.

The Articles of Association and the Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s web site (www.repsol.com).

B.2.6 Does the composition of the Delegate Committee reflect the participation on the Board of the different types of Director?

YES

C Related Party Transactions

C.1	Indicate whether the full Board has reserved approval, subject to a favourable report by the Audit Committee or any other committee commissioned this task, of any transactions that the company may enter into with directors, significant shareholders or shareholders represented on the Board, or with persons related to them:

YES

C.2	List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and significant shareholders of the company:

ANNUAL CORPORATE GOVERNANCE REPORT

Name of significant shareholder	Name of company or group company	Nature of the relationship	Type of transaction	Amount (thousand euro)
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Services received	4,734
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Purchase of tangible assets, intangible or other assets	8,286
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Contractual	Leases	709
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Corporate	Dividends and other distributed profits	360,335
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Services provided	9,964
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Other expenses	131
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Sales of goods (finished or outstanding)	22,434
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Other incomes	120
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Contractual	Financial incomes	3
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Contractual	Purchase of goods (finished or outstanding)	6,373
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Contractual	Commitments acquired	162,775
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Contractual	Bonds and guarantees received	279
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Financial expenses	5,472
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Leases	1,167
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Services received	1,567
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Other expenses	8,146
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Financial incomes	20,045
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Sales of goods (finished or outstanding)	2,300
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Other incomes	660
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Purchase of tangible assets, intangible or other assets	2,718
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Redemption or cancellation of credits and leases (lessor)	1,111
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Financing agreements: loans and capital contributions (borrower)	914,814
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Bonds and guarantees received	49,248
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Bonds and guarantees provided	146,000
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Corporate	Dividends and other distributed profits	302,913
Petróleos Mexicanos	Repsol YPF Group	Commercial	Services received	9
Petróleos Mexicanos	Repsol YPF Group	Contractual	Purchase of goods (finished or outstanding)	2,075,026
Petróleos Mexicanos	Repsol YPF Group	Commercial	Other expenses	485
Petróleos Mexicanos	Repsol YPF Group	Contractual	Financial incomes	2,727
Petróleos Mexicanos	Repsol YPF Group	Commercial	Services provided	26,065
Petróleos Mexicanos	Repsol YPF Group	Commercial	Sale of goods (finish or outstanding)	298,294
Petróleos Mexicanos	Repsol YPF Group	Commercial	Other incomes	2,970
Petróleos Mexicanos	Repsol YPF Group	Contractual	Bonds and guarantees provided	5,352
Petróleos Mexicanos	Repsol YPF Group	Contractual	Commitments acquired	64,382
Petróleos Mexicanos	Repsol YPF Group	Corporate	Dividends and other distributed profits	86,553

C. RELATED PARTY TRANSACTIONS

C.3	List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and the directors or executives of the company:

Name of director or executive	Name of company or group company	Nature of the transaction	Type of transaction	Amount
Company Executives	Repsol YPF Group	Contractual	Financing Agreements: credits and capital contributions (lender)	840

C.4	List any significant transactions with other companies in the group that are not eliminated in the consolidated financial statements and which do not, by virtue of their object or terms, correspond to the normal business of the Company:

C.5	Indicate whether any company directors have been in any conflicts of interest during the year, pursuant to Article 127 ter of the Joint Stock Companies Act.

NO

C.6	Explain the mechanisms established to detect and resolve possible conflicts of interests between the company and/or its group, and its directors, executives or significant shareholders.

The Regulations of the Board of Directors require directors to avoid any direct or indirect conflicts of interest with the Company’s interests, notifying the Board whenever any such conflicts inevitably exist, in the event of a conflict, the director affected shall abstain in the discussion and decision dealing with the issues giving rise to the conflict.

Any directors affected by proposals for appointment, re-election or removal shall abstain in the discussions and votings dealing with those matters. Ballots shall be secret.

Directors shall inform the Nomination and Compensation Committee of any other professional obligations they may have and any material change in their professional situation, as well as any affecting the nature or condition by virtue of which they have been appointed Director.

Finally, directors shall tender their resignations and step down from the Board, should the latter deem fit, whenever they incur in any of the events of incompatibility or disqualification established in law, the Articles of Association or Regulations.

In this regard, Articles 19-22 of the Regulations of the Board of Directors set out the obligations to be met by Directors in respect of non-competition, use of corporate information and assets and taking advantage of business opportunities, and the requirements established in respect of related party transactions between the Company and the Directors, significant shareholders represented on the Board or persons related to them.

Similarly, the Repsol YPF Group internal Conduct Regulations regarding the Securities Market, applicable to directors, top management and the executives of certain departments and divisions with access to privileged information of the company or its group and who carry out tasks related with the Securities Market, contemplate the preclusion and solving of conflicts of interest in Articles 8.3. and 8.4., as follows:

“To control potential conflicts of interest, the executives and employees of Repsol YPF Group must inform the person responsible for their respective Area, sufficiently in advance for timely decisions to be made and before conducting the transaction or concluding the business in question, of any situation which may potentially involve, and in each concrete circumstance that actually involves, the appearance of a conflict of interest with Repsol YPF, S.A. or any company of its Group.

ANNUAL CORPORATE GOVERNANCE REPORT

If the person affected is a member of the Board of Directors, the conflict must be reported to the Board of Directors, which, if it considers fit, will apply for the opinion of the Audit and Control Committee.

In case of a doubt about the existence of a conflict of interest, the executives and employees of Repsol YPF Group must act prudently and inform the person responsible for their respective Area or the Board of Directors, as the case may be, about the specific circumstances of the case, for the appropriate consideration of the situation by the latter.

The general principle to be considered in the resolution of all kind of conflicts of interest is abstention. Therefore, persons subject to conflicts of interest must refrain from making decisions that could affect the individuals or legal entities with which said conflict is posed. They must likewise refrain from exerting any influence on said decision-making and must act with full loyalty to the Repsol YPF Group in all cases. In any situation of conflict of interest between the executives and employees of Repsol YPF Group and Repsol YPF or any company within the Group, the former must act in all moments with loyalty to the Repsol YPF Group, giving preference to the interest of the Repsol YPF Group over its own interests.”

Finally, the Ethics and Conduct Regulation for Repsol YPF Employees stipulates in Article 6.4., with regard to executives, that “Repsol YPF recognizes and respects the financial and business activities of its employees that are not directly related to the activities carried out for the Company provided that these are legal and do not represent a conflict of interests with their responsibilities as Repsol YPF employees.

Repsol YPF employees should avoid any situation that could give rise to any conflict between their personal interests and those of the Company and will abstain from representing the Company, taking part in or influencing decisions in any situation in which, the employee or any close relative has a personal interest. Employees should always act in accordance with their responsibilities, loyally and defending the interests of Repsol YPF.

Furthermore, employees may not undertake any tasks, jobs, or render any services in the benefit of companies in the sector or those that engage in activities that may, directly or indirectly, compete, or could compete, with those of Repsol YPF.

Repsol YPF employees, who could be affected by a conflict of interests, will inform the head of their Area before undertaking any transaction or closing any business deal, in order to make the appropriate decisions in each specific case thereby avoiding compromising their impartial job performance.”

C.7	Are more than one of the Group companies listed in Spain?

NO

Name the subsidiaries listed in Spain:

D. RISK CONTROL SYSTEMS

D Risk Control Systems

D.1	General description of the risk policy of the company and/or its group, including details and assessment of the risks covered by the system, together with justification that those systems adapt to the profile of each type of risk.

Repsol YPF operates in numerous countries, under numerous regulatory frameworks and in all areas of the oil and gas business. Consequently, Repsol YPF is exposed to:

•	market risks, deriving from the price volatility of oil, natural gas and by-products, exchange rates and interest rates,

•	counterparty risks, deriving from financial arrangements and commercial commitments with suppliers and clients,

•	liquidity and solvency risks,

•	legal and regulatory risks (including risks of changes in the tax regimes, sectorial and environmental regulations, exchange legislation, production constraints, limits on exports, etc.),

•

operating risks (including the risks of accidents and natural catastrophes, uncertainty regarding the geological characteristics of oil and gas fields, safety and environmental risks and reputation risks, such as those relating to corporate ethics and the social impact of Repsol YPF’s business),

•	economic environment risks (including those resulting from international and local business cycles, technological innovations in the industries in which Repsol YPF operates, etc.).

The company considers the most important risks to be those that could hamper it in achieving the goals established in its Strategic Plan, particularly the goal of maintaining its financial flexibility and long-term solvency. Repsol YPF manages its assets and businesses prudently. Nevertheless, many of the risks mentioned above are inherent in the activities it performs, are beyond the control of the company and cannot be entirely eliminated.

Repsol YPF has an organisation, procedures and systems that enable it to identify measure, assess, prioritize and control the risks to which the group is exposed, and decide to what extent those risks are to be assumed, managed, reduced or avoided. Risk analysis is an integral element in the group’s decision-making processes, both in the centralised governing bodies and in the management of the different businesses, paying special attention in all cases to the existence of several risks at the same time or the effects of diversification that may occur on an aggregate level.

The following independent analysis, supervision and control units specialise in different areas of risk management exist:

Internal Audit Unit, focusing on the permanent assessment and improvement of existing controls to ensure that potential risks of whatsoever nature (control, business, reputation, etc...) that could hamper achievement of the strategic goals of the Repsol YPF Group are identified, measured and controlled at all times.

Credit Risk Management Unit, responsible for:

•	monitoring and controlling the Group’s credit risk,

•

coordinating the development of specific rules and regulations concerning market and credit risks of the different business units and corporate areas of the Group and establishing methods for measuring and assessing such risks according to the best practices,

•	analysing and controlling the credit risk generated by the Group’s activities, establishing individual third-party credit risk limits,

•	defining the criteria regarding the funding and use of provisions for insolvency, refinancing and judicial claiming of debts.

ANNUAL CORPORATE GOVERNANCE REPORT

Market Middle Office Unit, responsible for:

•	calculating, monitoring, controlling and assesing at market the liquidity positions, foreign exchange and interest rate risk positions,

•	measuring of the risk position and analysis of sensitivity of the result and the value of products and instruments traded for different risk factors,

•	developing and validation of the methodology for measuring and assessing instruments and positions according to best market practices.

Risk Monitoring Unit, responsible for:

•

coordinating the development of specific rules and regulations concerning commodities price risk of the different business units and corporate areas of the Group, and establishing methods for measuring and assessing these risks according to best practices,

•	monitoring and controlling Group’s commodities price risk.

Insurance Unit, responsible for:

•	analysing and assessing any accidental risks that could affect the assets and activities of the Group,

•	defining the most efficient financing policy for these risks, through an optimum combination of self-insurance and risk transfer measures,

•	taking out such insurance cover as may be considered convenient in each case,

•	negotiating the compensations deriving from insured accidents.

Safety and Environment Unit, responsible for:

•	defining and monitoring the company’s safety and environmental strategic policies and objectives,

•

establishing the corporate rules and regulations (policy, rules, procedures, manuals and guidelines) on safety and environment throughout the company worldwide and the mechanisms required to publicise them,

•	identifying and leading corporate safety and environment projects, counselling business units in their implementation and monitoring the progress,

•	establishing key indicators of performance, monitoring the company’s performance in safety and environmental matters and proposing actions for improvement,

•	promoting the creation of working groups and exchanging of the best practices in safety and the environment,

•	coordinating safety and environmental audits and following them up.

Corporate Responsibility Unit, within the Direction of Corporate Responsibility and institutional Services, responsible for advising, promoting and coordinating the joint Company’s Corporate Responsibility strategy:

•

Proposing corporate government elements, such as corporate regulations, manuals or guides, goals, indicators and other management tools of CR, and issuing them in a complementary manner to that provided within the Company in a general level.

•

Coordinating the dialogue with Company’s stakeholders at corporate level and submitting their expectations to the Corporate Responsibility Committee. Coordinating the monitoring of the dialogue with stakeholders on ethical and social-environmental contingencies, that may have relevance at corporate level.

•

Monitoring the Company’s performance on CR, reporting to the Board of Director’s investment, Strategy and Corporate Responsibility Committee, the Executive Committee and the Corporate Responsibility Committee.

•

Consolidating information on CR at corporate level and develop the Company’s communication tools on CR at this level, such as the Annual Report on CR and its verification; the Repsol YPF’s CR website; and the reports for quotation in selective sustainability indexes.

•

Representing the Company on corporate external forums of CR, disclosing the corporate positions, compiling the relevant information about competition best practices and reporting this information to the Corporate Responsibility Committee.

Financial Reporting Internal Control Unit, responsible for monitoring and management of the internal economic and financial reporting control system, introduced to comply with the requirements of section 404 of the Sarbanes-Oxley Act.

The system applied by Repsol YPF is based on the conceptual framework defined in the COSO model.

D. RISK CONTROL SYSTEMS

Reserves Control Unit, which aims to make sure that the estimates of Repsol YPF proved reserves comply with prevailing legislation on the different Securities Markets on which the company is listed, it also makes internal audits of reserves, coordinates certification of reserves by external auditors and assesses the quality controls on reserve reporting, making the appropriate suggestions within a process of continuous improvement and application of best practices.

There are also several functional and business committees responsible for the oversight of the risk management activities performed within their respective areas of responsibility.

D.2	Indicate whether any of the risks (operating, technological, financial, legal, reputational, tax…) affecting the company and/or its group have actually materialised during the year:

NO

If so, indicate the underlying circumstances and whether the established control systems worked adequately.

D.3	Is there a Committee or other governing body responsible for establishing and supervising the control systems?

YES

If so, state its duties

Name of Committee or governing body

AUDIT AND CONTROL COMMITTEE

Description of duties

The main duty of the Audit and Control Committee, as advisory body to the Board of Directors, is to support the Board in its oversight duties, among other actions by regularly checking the risk management and internal control systems, to ensure that the principal risks are identified, managed and adequately publicised.

With this aim, the Audit and Control Committee monitors the development of the Annual Corporate Audit Plan, drawn up to assess and oversee the correct functioning and adequacy of the established control systems, to ensure that they are sufficient to identify, manage and/or mitigate the operating, financial and reputation risks of the Repsol YPF Group. The Corporate Audit Department informs the Committee on any material irregularities, anomalies or defaults of the audited units reporting to the Board whenever they are considered to represent a significant risk for the Group.

Moreover, the Audit and Control Committee ensures that the procedures and systems for recording and internal control of the measuring, assessment, classification and entering in the accounts of the Group’s hydrocarbon reserves are sufficient, adequate and efficient.

Finally, the Committee is informed by the corresponding divisions of the company and steers the environmental and safety policies, guidelines and objectives of the Repsol YPF Group.

D.4	Identification and description of processes for compliance with the different regulations affecting the company and/or its group.

The Audit and Control Committee supports the Board in its oversight duties, watching over the compliance with all legal and internal laws and regulations applicable to the company. it oversees compliance with applicable national and international rules and regulations on market conduct and data protection and ensures that the internal Codes of Conduct and Professional Ethics and of Market Conduct applicable to Group employees meet all the legal requirements and are adequate for the company.

The Audit and Control Committee also supervises the preparation and integrity of the financial information on the Company and the Group, checking compliance with the applicable legal requirements and correct application of the accounting principles.

ANNUAL CORPORATE GOVERNANCE REPORT

E General Meeting

E.1	Indicate whether there are any differences between the quorums for General Meetings and the minimums stipulated in the Joint Stock Companies Act and, if appropriate, explain.

NO

	% quorum different from that established in Art.102 Joint Stock Companies Act for general cases	% quorum different from that established in Art. 103 Joint Stock Companies Act for the special cases of Art. 103
Quorum required on first call	0	0
Quorum required on second call	0	0

E.2	Explain whether there are any differences between the system used for adopting corporate resolutions and the system stipulated in the Joint Stock Companies Act, and if so give details:

YES

Title	Value
Amendment of voting rights limitation	75.000

Describe how it differs from the system contemplated in the Joint Stock Companies Act.

Describe the differences

As an exception to the provisions of the Joint Stock Companies Act, the maximum number of votes that may be cast at a general meeting by any one shareholder, or by companies belonging to the same Group, is 10% of the subscribed voting capital. Any resolution to change that limit shall require a majority of 75% of the voting capital attending or represented at the general meeting, on first or second call, and the same majority will be required to modify the majority stipulated to amend that limit.

E.3	Describe any shareholders’ rights in respect of General Meetings differing from those established in the Joint Stock Companies Act.

According to Article 23 of the Articles of Association, general meetings may be attended by shareholders holding any number of shares, provided they have been recorded in the corresponding accounting record five days prior to the date of the meeting and the shareholder has obtained the attendance card proving that the above requirements have been met. Attendance cards shall be issued by the institutions indicated in law and shall be non-transferable.

The Regulations of the Board of Directors of Repsol YPF S.A. provide as follows regarding shareholders’ right to participate and information:

“6.3. The Board of Directors shall take all the measures it sees fit to ensure that the Shareholders Meeting performs its proper functions. To that end it shall place all the legally demandable information, as well as information which is not legally required but is of interest to the Shareholders and can reasonably be furnished, at the Shareholders’ disposal prior to the Shareholders Meeting. It shall likewise respond with the greatest possible diligence to information requests and questions from shareholders prior to the Shareholders Meetings or while they are underway.

6.4. The information given to Shareholders and other financial market participants by the Company shall be complete, accurate, fair, symmetrical, and timely.

E. GENERAL MEETING

To achieve maximum transparency and immediacy in the dissemination of information, the Company shall make use of the generally available procedures and technologies to which companies and private citizens have access. To that end, the Board of Directors shall intensify the use of the Company’s Web page and determine the contents to be transmitted through that medium, which shall include among other documents the Articles of Association, the Board of Directors’ Regulations, the quarterly and annual reports, the notices of Shareholders Meetings, their regulations and the resolutions or decisions adopted at the previous meeting, and any other information considered of interest.”

Furthermore, pursuant to Article 5 of the Regulations of the General Shareholders Meeting, concerning shareholders’ right to information and participation, the notice of call to General Meetings shall state “the place and times at which shareholders may consult the documents to be laid before the general meeting and such other reports as may be required by law or decided by the board, without prejudice to the right of shareholders to request and receive, free of charge, copies of all the above-mentioned documents”.

Article 5 of the Regulations of the General Shareholders Meeting also provides that “in addition to the requirements stipulated in law or the Articles of Association, as from the date of publication of the notice of call to the general meeting, the company shall publish on its web site the text of all proposed resolutions submitted by the board in connection with the items on the agenda, including, with regard to proposals for the appointment of directors, the information contemplated in Article 47.13 of the Articles of Association ((i) professional and biographic profile, (ii) list of other boards they are on, (iii) indication of the type of director, indicating, in the case of institutional directors, the shareholder they represent or with which they have ties, (iv) date of first appointment as company directors, and subsequent appointments, and (v) company shares and options they hold).

An exception may be made to this rule for proposals which the law and Articles of Association do not require to be made available to shareholders as from the notice of call, if the board considers there are just grounds for not doing so.

If a supplementary notice of call is published, the company shall thereafter publish on its web site the text of the proposals contained in that supplementary notice, provided they have been sent to the company.”

Article 6.1. of the Regulations for the General Shareholders Meeting further provides that:

“Through the Shareholders’ Information Office of the Company’s web page, shareholders may at any time, upon entering proof of identification as such, raise any questions or make suggestions relating to the activities and interests of the Company and which they consider should be discussed at a General Shareholders’ Meeting.

Once a General Shareholders’ Meeting has been called and up to seven consecutive days before the date set for the meeting on first call, shareholders may utilize the same means to comment upon or make suggestions in writing regarding the proposals included on the Agenda thereof.

The Company’s Departments will examine the shareholders’ questions, suggestions and comments, and the responses will be disclosed, grouped together as pertinent, on the Company web page or, if the Board of Directors considers it appropriate, they will be considered at the General Shareholders’ Meeting, even if they are not included on the Agenda.”

Apart from the foregoing and with a view to facilitating access by shareholders to the information on the company, Repsol set up the Shareholders’ information Office mentioned above, offering shareholders a free call service and an e-mail address at which they may request whatever information they may require. Shareholders may also visit the Office, where they will receive personal attention.

E.4	Describe the measures adopted, if any, to encourage the participation of shareholders at General Meetings.

To encourage shareholders to participate in general meetings, Article 6 of the Regulations of the General Shareholders Meeting, establishes shareholders’ right to information and participation, indicating that they may raise any questions or make any suggestions in connection with the company’s activities or interests which they consider ought to be discussed by the General Meeting, through the Shareholders’ information Office or the company’s web site (www.repsol.com).

Apart from these measures, which are expressly contemplated in the Repsol YPF, S.A. Rules of Corporate Governance, the company also encourages shareholders to participate in general meetings with the following measures:

•

Publication of the notice of call sufficiently in advance in the media with the widest distribution, inserting a copy on the company’s web site (www.repsol.com) and sending copies to the stock exchanges on which its shares are listed and to the depositaries of its shares, so that they can issue the necessary attendance cards.

ANNUAL CORPORATE GOVERNANCE REPORT

•	Warning in the notice of call that the general meeting will be held on second call.

•	Practices to encourage attendance, by delivering gifts and even, if appropriate, paying attendance premiums.

•	Holding general meetings at a large-capacity location with ideal conditions for the procedure and following of the meeting, providing transport.

•	Possibility of exercising or delegating the vote through distance means (post or electronic means), providing for shareholders:

A form prepared for postal votes on the company’s web site and at the Shareholders’ Information Office.

An application on the web site to exercise or delegate the vote by electronic means, for all shareholders having a recognised or advanced electronic signature based on a recognised, valid electronic certificate issued by the Spanish Public Certification Entity (CERES).

•	Possibility of fractioning votes through the voting platform and delegation by post and electronic means.

•	Assistance and personalized guidance for all shareholders who wish to participate through staff of the Shareholders’ Information Office.

•	Possibility of connecting to a live broadcast of the meeting through the company’s web site (www.repsol.com).

•

Publication through the company’s web site (www.repsol.com) of the proposed resolutions corresponding to the items on the Agenda and the Board’s report on each of the proposed resolutions to be laid before the General Meeting.

E.5	Indicate if the Chairman of the Board chairs the General Meeting. List any measures adopted to ensure the independence and correct operation of the General Meeting:

YES

Details of measures

The Board traditionally requests, on its own initiative, the presence of a Notary to attend the General Meeting and issue minutes thereof.

Consequently, neither the Chairman nor the Secretary of the General Meeting participate in the preparation of the minutes, for which a notary or other public attesting officer is engaged, with the consequent guarantee of neutrality for the shareholders.

E.6	Indicate any modifications made during the year to the Regulations of the General Shareholders Meeting.

The Regulations of the General Shareholders Meeting, approved by the General Shareholders Meeting of Repsol YPF, S.A. on 4 April 2003, and amended by this governing body on 31 March 2004, 16 June 2006 and 9 May 2007, haven’t been amended during the fiscal year 2009.

The Regulations of the General Shareholders Meeting may be consulted on the company’s web site (www.repsol.com).

E. GENERAL MEETING

E.7	Give details of attendance of General Meetings held during the year:

DETAILS OF ATTENDANCE

			Distance voting
Date General Meeting	% attending in person	% attending by proxy	Electronic vote	Others	Total
05-14-2009	0.055	66.145	0.002	0.156	66.358

E.8	Give a brief account of the resolutions adopted at the General Meetings held during the year and percentage of votes with which each resolution was approved.

Only one General Shareholders Meeting of Repsol YPF, S.A., the Annual General Meeting, was held during 2009, on 14 May 2009, at which the following resolutions were adopted with the majorities indicated below:

1.	To approve the Annual Financial Statements and the Management Report of Repsol YPF, S.A., the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2008, the proposal of application of its earnings and the management by the Board of Directors during said year.

Votes for 610,324,265 shares, votes against 174,202 shares, abstentions 37,100,694 shares.

2.1	To re-elect Mr. Luis Suárez de Lezo Mantilla, as Director of the Company, for a new period of four years.

Votes for 609,045,147 shares, votes against 26,161,547 shares, abstentions 12,392,467 shares.

2.2	To appoint Mrs. María Isabel Gabarró Miquel, as Director of the Company, for a statutory term of four years.

Votes for 610,334,514 shares, votes against 24,876,499 shares, abstentions 12,388,148 shares.

3.	To re-elect as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group the company Deloitte, S.L. for the legally established period of one year. It is also entrusted with carrying out the other Audit services required by Law and needed by the Company until the next Ordinary General Shareholders’ Meeting is held.

Votes for 609,003,154 shares, votes against 532,484 shares, abstentions 38,063,523 shares.

4.	To authorize the Board of Directors, with express power of delegation, for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders Meeting, leaving without effect the authorization granted by the Ordinary General Shareholders Meeting held on May 14, 2008.

Votes for 633,853,063 shares, votes against 1,443,745 shares, abstentions 12,302,353 shares.

5.	To delegate to the Board of Directors of the power to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeable for issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group, leaving without effect, in the portion not used, the twelfth resolution of the General Shareholders’ Meeting held on May 31, 2005.

Votes for 605,604,949 shares, votes against 2,504,393 shares, abstentions 39,489,819 shares.

6.	To delegate the powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting”

Votes for 610,589,324 shares, votes against 58,837 shares, abstentions 36,951,000 shares.

ANNUAL CORPORATE GOVERNANCE REPORT

E-9	State whether any restrictions are established in the Articles of Association requiring a minimum number of shares to attend General Meetings:

NO

Number of shares required to attend General Meetings

E.10	Describe and justify the company’s policies on proxy votes at General Meetings.

According to Article 8 of the Regulations of the General Shareholders Meeting, all shareholders entitled to attend may be represented at general meetings by another person, who need not be a shareholder. Proxies shall be granted in writing or by distance communication, especially for each general meeting.

For this purpose, apart from the possibility of sending proxies for attendance and voting at general meetings through the members of “Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores S.A.” (Iberclear), shareholders also have the Shareholders’ Information Office, where they may deliver proxies by post or by hand, and another office opened exclusively for this purpose at the registered office, Paseo de la Castellana no. 278, where attendance cards may be received and the corresponding gifts are handed out.

An application is made available on the web site for electronic proxies, available for shareholders who have a recognised or advanced electronic signature based on a recognised, valid electronic certificate issued by the Entidad Pública de Certificación Española (CERES).

E.11	indicate whether the company is aware of the policies of institutional investors regarding their participation or otherwise in company decisions:

NO

E.12	Indicate the address and access to the corporate governance contents on the company’s web site.

The information on corporate governance, regulated in Act 26/2003 of 17 July, Order ECO/3722/2003 of 26 December, and the Comisión Nacional del Mercado de Valores (CNMV) Circular 1/2004 of 17 March, is published in the section “Shareholders and investors” on the company’s web site (www.repsolypf.com).

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

F Extent of Compliance With The Corporate Governance Recommendations

Indicate the degree of compliance by the company with the recommendations of the Unified Good Governance Code.

In the event of non-compliance with any recommendations, explain the recommendations, standards, practices or principles applied by the company.

1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2.

Explain

Art. 27 of the Bylaws and Art. 13.6 of the Regulations of the General Shareholders Meeting of Company stipulate that the maximum number of votes that may be cast at a General Meeting by one shareholder or companies belonging to the same group shall be 10% of the total voting capital.

This limit was approved, according to the provision of article 105 of the Joint Stock Companies Act, at the Extraordinary General Meeting held in 1999 by 95% of the capital attending.

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a.	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b.	The mechanisms in place to resolve possible conflicts of interest.

See sections: C.4 and C.7

Not applicable

3.	Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a.	The transformation of listed companies into holding companies through the process of subsidiarisation, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b.	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c.	Operations that effectively add up to the company’s liquidation.

Comply

4.	Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Comply

5.	Separate votes should be taken at the General Shareholders’ Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a.	The appointment or ratification of directors, with separate voting on each candidate;

b.	Amendments to the bylaws, with votes taken on all articles or groups of articles that are materially independent.

See section: E.8

Comply

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See section: E.4

Comply

ANNUAL CORPORATE GOVERNANCE REPORT

7.	The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment, it should be guided at all times by the company’s best interest and, as such, strive to maximise its value over time .

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Comply

8.	The board should see the core components of its mission as to approve the company’s strategy and authorise the organisational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a.	The company’s general policies and strategies, and in particular:

i.	The strategic or business plan, management targets and annual budgets;

ii.	investment and financing policy;

iii.	Design of the structure of the corporate group;

iv.	Corporate governance policy;

v.	Corporate social responsibility policy;

vi.	Remuneration and evaluation of senior officers;

vii.	Risk control and management, and the periodic monitoring of internal information and control systems;

viii.	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: B.1.10, B.1.13, B.1.14 and D.3

b.	The following decisions:

i.	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

See section: B.1.14.

ii.	Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

See section: B.1.14.

iii.	The financial information listed companies must periodically disclose.

iv.	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v	The creation or acquisition of shares in special purpose entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”) .

However, board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

1.	They are governed by standard form agreements applied on an across-the-board basis to a large number of clients;

2.	They go through at market rates, generally set by the person supplying the goods or services;

3.	Their amount is no more than 1% of the company’s annual revenues .

It is advisable that related-party transactions should only be approved on the basis of a favourable report from the Audit Committee or committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may bedelegated to the Delegate Committee in urgent cases and later ratified by the full board.

See sections: C.1 and C.6

Partial compliance

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

The company complies with this recommendation, except for the following sections:

a.iii.	Owing to the complexity and large number of companies in the Repsol YPF Group at present, it has not been considered convenient to expressly include the contents of this recommendation in the company’s internal regulations .

a.vii.	The Company complies with this recommendation, except regarding the periodic monitoring of internal information and control systems, in this regard, since recommendation 50.1 of the Unified Code assigns duties to the Audit and Control Committee involving supervision of the information, internal control and risk management systems, and Repsol YPF is subject to the US Sarbanes-Oxley Act (Section 404), according to which the Audit Committee must oversee and control the functioning of the internal Financial Reporting Control system, the Company has considered it convenient to assign that Committee the duty of supervising the risk management, internal control and information systems of the company, without prejudice to reporting to the Board on these matters .
b.i.	The Company complies with this recommendation, except regarding the removal of senior officers, and their compensation clauses. The Company considers that this power over the top management should be reserved for the chief executive, since these positions come under his trust and responsibility, without prejudice to reporting to the Board. Nevertheless, the Board of Directors reserves the power to approve any guarantee or golden parachute clauses for senior executives of the company in cases of dismissals or changes of ownership, when the conditions exceed those normally established on the market.

b.v.	The Company complies with this recommendation, except regarding the creation or acquisition of shares in companies domiciled in countries or territories considered tax havens, in this regard, the Company has opted for the Audit and Control Committee to receive information on these matters and ensure that these transactions correspond to appropriate purposes, and for the Top Management to take the appropriate measures to identify and adequately manage them, without prejudice to reporting to the Board on these matters .

Furthermore, this recommendation includes a vague concept (transactions which might impair the transparency of the Group), which the company has not considered it convenient to include in its internal regulations, owing to the uncertainty that could arise in its application.

9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.

See section: B.1.1

Explain

The Board of Directors considered it convenient for the company, taking account of the structure of its capital and shareholders’ representation on the Board, to incorporate persons with an outstanding professional prestige, from the auditing, financial/accounting, industrial and stock market sectors, who could increase the decision-making capacity of the Board and enhance its points of view.

For this purpose, the Board of Directors proposed to the General Shareholders Meeting in 2007, within the maximum and minimum limits established in the Articles of Association (9—16), to set the number of directors at 16. This proposal was approved at the aforesaid General Meeting.

ANNUAL CORPORATE GOVERNANCE REPORT

10.	External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2, A.3, B.1.3 and B.1.14.

Comply

11.	In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3

Not applicable

12.	That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

2.	In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: B.1.3, A.2 and A.3

Comply

13.	The number of independent directors should represent at least one third of all board members.

See section: B.1.3

Comply

14.	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4

Comply

15.	When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a.	The process of filling board vacancies has no implicit bias against women candidates;

b.	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: B.1.2, B.1.27 and B.2.3.

Comply

16.	The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1 42

Comply

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

17.	When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section: B.1.21

Partial compliance

The calling of board meetings can currently be requested by 1/4 of the directors (Art. 9.3 Board Regulations). Therefore, since Independent Directors represent half of the total Board members, they can, alone, request the calling of a board meeting.

In this regard, the Board of Directors shall endeavour to ensure that the number of non-executive independent directors represents at least one-third of the total number of directors (Article 3.2 Regulations of the Board of Directors).

Moreover, any of the Directors may, prior to the call, request the inclusion on the agenda of any business which they consider ought to be transacted at the Board meeting (Article 9.3 Regulations of the Board of Directors).

18.	The Secretary should take care to ensure that the Board’s actions:

a.	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b.	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;

c.	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting, the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section: B.1.34

Comply

19.	The Board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29

Comply

20.	Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30

Comply

21.	When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Not applicable

22.	The board in full should evaluate the following points on a yearly basis:

a.	The quality and efficiency of the board’s operation;

b.	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c.	The performance of its committees on the basis of the reports furnished by the same.

See section: B.1.19

Comply

23.	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42

Comply

ANNUAL CORPORATE GOVERNANCE REPORT

24.	All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41

Comply

25.	Companies should organise induction programmes for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Comply

26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a.	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b.	Companies should lay down rules about the number of directorships their board members can hold.

See sections: B.1.8, B.1.9 and B.1.17

Partial compliance

The Company complies with this recommendation, except regarding the rules on the number of directorships its directors may hold. It considers the obligations that Directors are to meet by virtue of their office, as stipulated in Article 17 of the Regulations of the Board of Directors, sufficient to guarantee the efficient performance by directors of their duties:

•	Constantly devote such time and efforts as may be necessary to regularly oversee the issues concerning administration of the company.

•

Be informed and adequately prepare meetings of the board and any other delegated and advisory committees to which they belong, obtaining sufficient information and such collaboration or assistance as they may deem fit.

•

Attend meetings of all committees they are on and participate actively in the debates, such that their opinions may contribute effectively to the decision-making process. If they are justifiably unable to attend any meetings to which they have been called, they shall duly instruct another director to represent them.

•	Carry out any specific task commissioned by the board that is reasonably within his dedication commitment.

•

Inform the Nomination and Compensation Committee of any other professional obligations they may have and any material changes in their professional situation, as well as any that may affect the nature or condition by virtue of which they have been appointed director.

The Nomination and Compensation Committee shall inform the Board on directors’ performance of these obligations.

27.	The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a.	On the proposal of the Nomination Committee, in the case of independent directors.

b.	Subject to a report from the Nomination Committee in all other cases.

See section: B.1.2

Comply

28.	Companies should post the following director particulars on their websites and keep them permanently updated:

a.	Professional experience and background;

b.	Directorships held in other companies, listed or otherwise;

c	An indication of the director’s classification as executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or have links with.

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

d.	The date of their first and subsequent appointments as a company director, and;

e.	Shares held in the company and any options on the same.

Comply

29.	Independent directors should not stay on as such for a continuous period of more than 12 years.

See section: B.1.2

Comply

30.	Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2

Comply

31.	The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III.5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

Comply

32.	Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Law, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: B.1.43, B.1.44

Comply

33.	All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

The terms of this Recommendation should also apply to the Secretary of the board; director or otherwise.

Not applicable

34.	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5

Comply

ANNUAL CORPORATE GOVERNANCE REPORT

35.	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a.	The amount of the fixed components, itemised where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;

b.	Variable components, in particular:

i.	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items;

ii.	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii.	The main parameters and grounds for any system of annual bonuses or other, non cash benefits; and

iv.	An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c.	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d.	The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:

i.	Duration;

ii.	Notice periods; and

iii.	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.

See section: B.1.15

Comply

36.	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections: A.3, B.1.3

Comply

37.	External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Comply

38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Comply

39.	In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Comply

40.	The board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 34, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.

See section: B.1.16

Partial compliance

The company prepared the Report on the Directors’ Remuneration Policy, which is made available to shareholders, for their information, at the Ordinary General Shareholders Meeting.

41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a.	A breakdown of the compensation obtained by each company director, to include where appropriate:

i.	Participation and attendance fees and other fixed director payments;

ii.	Additional compensation for acting as chairman or member of a board committee;

iii.	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv.	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

v.	Any severance packages agreed or paid;

vi.	Any compensation they receive as directors of other companies in the group;

vii.	The remuneration executive directors receive in respect of their senior management posts;

viii.	Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted as a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b.	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemised by:

i.	Number of shares or options awarded in the year, and the terms set for their execution;

ii.	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii.	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv.	Any change in the year in the exercise terms of previously awarded options.

c	information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.

Comply

42.	When the company has a Delegate Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Delegate Committee.

See sections: B.2.1 and B.2.6

Comply

43.	The board should be kept fully informed of the business transacted and decisions made by the Delegate Committee. To this end, all board members should receive a copy of the Committee’s minutes.

Comply

44.	In addition to the Audit Committee mandatory under the Securities Market Law, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a.	The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

ANNUAL CORPORATE GOVERNANCE REPORT

b.	These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c.	Committees should be chaired by an independent director.

d.	They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e.	Meeting proceedings should be minuted and a copy sent to all board members.

See sections: B.2.1 and B.2.3

Comply

45.	The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Comply

46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Comply

47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

Comply

48.	The head of internal audit should present an annual work programme to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Comply

49.	Control and risk management policy should specify at least:

a.	The different types of risk (operational, technological, financial, legal, reputational...) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance -sheet risks;

b.	The determination of the risk level the company sees as acceptable;

c.	Measures in place to mitigate the impact of risk events should they occur;

d.	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance -sheet risks.

See section: D

Comply

50.	The Audit Committee’s role should be:

1.	With respect to internal control and reporting systems:

a.	Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b.	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c.	Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d.	Establish and supervise a mechanism whereby staff can report confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2.	With respect to the external auditor:

a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of his engagement.

b.	Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

F. EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

c.	Monitor the independence of the external auditor, to which end:

i.	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii.	The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii.	The Committee should investigate the issues giving rise to the resignation of any external auditor.

d.	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.

See sections: B.1.35, B.2.2, B.2.3 and D.3

Comply

51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Comply

52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a.	The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b.	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c.	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2 and B.2.3

Partial compliance

The Company complies with this recommendation, except for paragraph b on entities resident in tax havens and transactions that might impair the transparency of the group.

In this respect, Article 32 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall be informed on the creation or acquisition of shares in companies domiciled in countries or territories considered tax havens. The Committee shall also see that these transactions correspond to appropriate purposes and that top management takes the necessary measures to identify and adequately handle them.

Furthermore, this recommendation includes a vague concept (transactions which might impair the transparency of the Group), which the company has not considered it convenient to include in its internal regulations, owing to the uncertainty that could arise in its application.

53.	The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38

Comply

54.	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See section: B.2.1

Explain

The Nomination and Compensation Committee is currently consisted of two independent Outside Director and two institutional Outside Director (each appointed on the proposal of a significant shareholder).

ANNUAL CORPORATE GOVERNANCE REPORT

55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:

a.	Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b.	Examine or organise, in appropriate form the succession of the chairman and the chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c.	Report on the senior officer appointments and removals which the chief executive proposes to the board.

d.	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: B.2.3

Partial compliance

The Company complies with this recommendation, except for the report on senior officer removals which the chief executive proposes to the Board. As mentioned in respect of Recommendation 8 above, the Company considers that the power to remove senior officers of the company should be reserved to the chief executive, since they are positions within his trust and responsibility.

56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Comply

57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a.	Make proposals to the Board of Directors regarding:

i.	The remuneration policy for directors and senior officers;

ii.	The individual remuneration and other contractual conditions of executive directors.

iii.	The standard conditions for senior officer employment contracts.

b.	Oversee compliance with the remuneration policy set by the company.

See sections: B.1.14, B.2.3

Comply

58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

Comply

G. OTHER INFORMATION OF INTEREST

G Other Information of Interest

If you consider there to be an important principle or aspect regarding the corporate governance practices applied by your company that have not been mentioned in this report, indicate them below and explain the contents.

This section may be used to include any other information, clarification or qualification relating to the previous sections of the report.

In particular, state whether the company is subject to any laws other than the laws of Spain on corporate governance and, if this is the case, include whatever information the company may be obliged to supply that differs from the information included in this report.

1.	Note on section A.2.

Due to the fact the company’s shares are issued in book-entry form, the company does not have up-to-date information on the identity of its shareholders or details of their stakes. Therefore, the details set out in this section are obtained from the information supplied by Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, Sociedad Anonima Unipersonal (IBERCLEAR) for the Annual General Meeting of May 14, 2009, and from the information sent by shareholders to Comision Nacional del Mercado de Valores (CNMV) and to the Company.

Moreover, for economic purposes, the Criteria CaixaCorp Group holds a 12.68% stake in Repsol YPF, S.A. and Criteria CaixaCorp, S.A. holds a 67.60% stake in the capital of Repinves, S.A.

2.	Note on section A.8

The amount of EUR 4.958 million corresponds to the assets effect generated by transactions with shares issued by the Company.

3.	Note on section A.10

With regard to the legal restrictions on the purchase or sale of shares in the capital, under Supplementary Provision 11 to the Hydrocarbons Act 34/1998, as drafted in Royal Decree-Law 4/2006 of February 24, prior administrative authorisation by the Comision Nacional de Energia must be sought for certain acquisitions or investments in companies that engage in regulated activities or activities subject to significant oversight by administrative bodies that implies special regulation.

On July 2008, the European Court of Justice determined that Spain had, through the imposition of this requirement of administrative authorisation by the Comision Nacional de Energia, failed to fulfil its obligations under Articles 43 and 56 of the EC Treaty.

4.	Note on section B.1.11.

Following the former practice of Repsol YPF, S.A. and to supplement the information supplied in section B.1.11., the sums accrued by members of the Board during 2009, individually and by types of remuneration, or other benefits, are set out in this Annual Report on Corporate Governance.

a.	Due to membership of the Board

Under the system established and approved by the Nomination and Compensation Committee, the amounts of the annual remunerations earned in 2009 and 2008 by virtue of membership of each of the Group’s managing bodies are as follows:

GOVERNING BODY		Euro
	2009	2008
Board of Directors	172,287	172,287
Delegate Committee	172,287	172,287
Audit and Control Committee	86,144	86,144
Strategy, Investment and Corporate Social Responsibility Committee	43,072	43,072
Nomination and Compensation Committee	43,072	43,072

ANNUAL CORPORATE GOVERNANCE REPORT

The amount of the remunerations earned by the members of the Board of Directors for belonging to same in 2009 and payable against the aforesaid assignment in the Articles of Association was EUR 4.914 million, itemised as follows:

	Board	Deleg. C.	Audit C.	Nominat C.	Strat C.	TOTAL
Antonio Brufau Niubó	172,287	172,287	—	—	—	344,574
Luis Suárez De Lezo Mantilla	172,287	172,287	—	—	—	344,574
Antonio Hernández-Gil Álvarez-Cienfuegos	71,786	71,786	—	17,947	—	161,519
PEMEX INTERNACIONAL ESPAÑA , S.A.	172,287	172,287	—	—	43,072	387,646
Carmelo De Las Morenas López	172,287	—	86,144	—	—	258,431
Henri Philippe Reichstul	172,287	172,287	—	—	—	344,574
Paulina Beato Blanco	172,287	—	86,144	—	—	258,431
Javier Echenique Landiribar	172,287	172,287	86,144	—	—	430,718
Artur Carulla Font	172,287	114,858	—	43,072	—	330,217
Luis Del Rivero Asensio	172,287	172,287	—	—	—	344,574
Juan Abelló Gallo	172,287	—	—	—	43,072	215,359
José Manuel Loureda Mantiñán	172,287	—	—	28,715	43,072	244,073
Luis Carlos Croissier Batista	172,287	—	—	—	43,072	215,359
Isidro Fainé Casas	172,287	172,287	—	—	—	344,574
Juan María Nin Génova	172,287	—	—	43,072	43,072	258,431
Ángel Durández Adeva	172,287	—	86,144	—	—	258,431
M. Isabel Gabarro Miquel	114,858	—	—	28,715	28,715	172,288

It should also be noted that:

•	The members of the Board of Directors of Repsol YPF, S.A. have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

•

No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Board of Directors of Repsol YPF, S.A., except in the case of the Executive Chairman and the General Counsel whose remunerations, as Executive Directors, are governed by the obligations provided for in their contracts for services, which envisage a defined contribution system.

b.	Due to the holding of executive posts and the discharge of executive duties

The monetary remuneration, fixed and variable, and compensation in kind (housing, etc.) earned in 2009 by the Board members who had an employment relationship with or discharged executive duties in the Group during the year totalled EUR 3.969 million, EUR 2.625 million corresponding to Antonio Brufau and EUR 1.344 million to Luis Suárez de Lezo.

Additionally, the pluriannual variable remuneration earned by Antonio Brufau, calculated on the basis of the degree to which targets of the Medium Term Incentives Program 2005-2008 for Executives are met, totalled EUR 0.988 million. The pluriannual variable remuneration earned by Luis Suárez de Lezo, as a participant of this program, totalled EUR 0.222 million.

These amounts do not include those indicated in the section “Due to retirement and disability insurance policies and contributions to pension plans and permanency awards” below.

G. OTHER INFORMATION OF INTEREST

c.	Due to membership of the Boards of Directors of subsidiaries

The remuneration earned in 2009 by the members of the Board of Directors of Repsol YPF, S.A. in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.437 million, according to the following details:

				Euro
	YPF	Gas Natural	CLH	TOTAL
Antonio Brufau	67,738	265,650	—	333,388
Luis Suárez de Lezo	67,917	—	35,869	103,786

d.	Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

e.	Due to retirement and disability insurance policies and contributions to pension plans and permanency awards

The cost of retirement, disability and death insurance policies, and contributions to pension plan and the permanency awards, including the corresponding on account payments, if any, incurred by the Company in relation to Board members who discharged executive duties at the Group during 2009 totalled EUR 2.747 million, of which EUR 2.468 million corresponded to Antonio Brufau and EUR 0.279 million to Luis Suárez de Lezo.

f.	Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2009.

g.	Transactions with Directors

Apart from the remuneration earned, the dividends corresponding to the shares they hold and, in the case of institutional outside directors, the transactions with significant shareholders, the directors of Repsol YPF did not perform any relevant transaction other than in the normal course of business or other than on an arm’s-length basis with the Company or with Group companies.

h.	Related with Company’s profit

Remuneration received by Executive Board Members, as detailed under sections a, b and c of this note, amounted to EUR 6.305 million, 0.3% of period’s profit.

5.	Note on section B.1.12.

For the purposes of this Annual Report on Corporate Governance, Repsol YPF considers “senior management” to members of the Executive Committee of Repsol YPF Group, the other executives who report directly to the Executive Chairman and the Director of Audit and Control.

This description, for informational purposes only, does not replace or is configured as interpreting element of other “senior management” concepts establish in the rules applicable to the Company (as Royal Decree 1382/1985), and has not the effect of creating, recognition, modification or termination of rights or legal or contractual obligations.

The information about senior management supplied in paragraph B.1.12 does not include the managerial staff with condition of executive director.

The amount of EUR 13.229 million corresponds to the total remuneration received by the persons mentioned in paragraph B.1.12 that have been senior executives of Repsol YPF during 2009.

The total remuneration indicated is not that accrued, but the sum actually received. This amount does not include the cost of contributions to pension plans, life insurance, contingent plans and award for permanency, which totalled EUR 2.152 million, and the indemnities received by the senior management on termination contract and not competition agreements that amounts EUR 9 million.

6.	Note on section C.2.

In the case of Sacyr Vallehermoso, S.A. commitments acquired correspond to volume of purchases in force to date, net of volume of sales. By contrast, in the case of Petróleos Mexicanos the commitments acquired correspond to volume of sales net purchases.

Additionally to the related party transactions mentioned above, at close of the 2009 fiscal year the Group has another transactions with “la Caixa” Group, totalled EUR 2,482 million, which include short term investments in a sum of EUR 747 million, exchange rate hedging tools in a sum of EUR 736 million and interest rate hedging tools in a sum of 806 million.

ANNUAL CORPORATE GOVERNANCE REPORT

Binding definition of Independent Director:

Indicate whether any of the independent directors have or have had any relationship with the company, its significant shareholders or its executives, which, if sufficiently significant or important, would have meant that the director could no longer be considered independent, pursuant to the definition set out in section 5 of the Unified Good Governance Code:

NO

This annual report on corporate governance was approved by the Board of Directors of the Company on 24 February 2010.

Indicate whether any Directors have voted against or abstained in connection with the approval of this Report.

NO

Supplementary Information on Oil and Gas

Exploration and Production Activities

Supplementary information on oil and gas exploration and production activities

(Unaudited information)

Capitalised costs

Capitalised costs represent the historical costs capitalised to assets with proved and non-proved oil and gas reserves, including auxiliary equipment and facilities, and the related accumulated depreciation and accumulated impairment losses.

	Total	Europe	Argentina	Trinidad & Tobago	Rest of Latin America	North America	Africa	Asia
	Millions of euros
AT 31 DECEMBER 2007
Costs capitalised to assets with proved reserves	24,002	359	18,241	1,171	2,149	974	523	585
Costs capitalised to assets with non proved reserves	1,999	—	169	198	336	1,122	160	14
	26,001	359	18,410	1,369	2,485	2,096	683	599
Auxiliary equipment and facilities	2,047	425	356	426	507	79	197	57

Total capitalised costs	28,048	784	18,766	1,795	2,992	2,175	880	656

Accumulated depreciation and impairment losses	(16,699)	(665)	(13,272)	(576)	(1,168)	(4)	(410)	(604)

Net amounts	11,349	119	5,494	1,219	1,824	2,171	470	52

	Millions of euros
AT 31 DECEMBER 2008
Costs capitalised to assets with proved reserves	26,553	383	20,638	1,271	2,227	1,282	704	48
Costs capitalised to assets with non proved reserves	2,357	10	99	165	300	1,366	410	7
	28,910	394	20,737	1,436	2,527	2,648	1,114	55
Auxiliary equipment and facilities	1,941	426	397	544	273	83	217	1

Total capitalised costs	30,851	819	21,134	1,980	2,800	2,731	1,331	56

Accumulated depreciation and impairment losses	(18,509)	(688)	(15,294)	(762)	(1,210)	(45)	(509)	(1)

Net amounts	12,342	131	5,840	1,218	1,590	2,686	822	55

	Millions of euros
AT 31 DECEMBER 2009
Costs capitalised to assets with proved reserves	26,789	338	20,532	1,218	2,516	1,324	807	54
Costs capitalised to assets with non proved reserves	2,588	103	81	222	532	1,267	376	7
	29,377	441	20,613	1,440	3,048	2,591	1,183	61
Auxiliary equipment and facilities	1,759	48	368	598	245	282	217	1

Total capitalised costs	31,136	489	20,981	2,038	3,293	2,873	1,400	62

Accumulated depreciation and impairment losses	(19,401)	(352)	(15,692)	(876)	(1,575)	(355)	(550)	(1)

Net amounts	11,735	137	5,289	1,162	1,718	2,518	850	61

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

As of 31 December 2009 and 2008, Repsol YPF Group’s share in oil and gas exploration and production activities from equity method investees’ amounted to EUR 7 million.

Costs incurred

The costs incurred represent amounts capitalised or charged to profit during the year relating to acquisitions of assets with oil and gas reserves and exploration and development activities.

	Total	Europe	Argentina	Trinidad & Tobago	Rest of Latin America	North America	Africa	Asia
	Millions of euros
AT 31 DECEMBER 2007
Acquisitions of assets with proved reserves	119	—	—	—	—	119	—	—
Acquisitions of assets with non proved reserves	175	—	—	—	—	175	—	—
Exploration costs	750	20	114	4	205	126	247	34
Development costs	1,834	43	1,012	210	147	280	110	32

TOTAL	2,878	63	1,126	214	352	700	357	66

	Millions of euros
AT 31 DECEMBER 2008
Acquisitions of assets with proved reserves	103	—	—	—	1	—	102	—
Acquisitions of assets with non proved reserves	110	—	—	—	—	—	110	—
Exploration costs	871	47	128	7	148	205	307	29
Development costs	1,782	17	1,266	89	79	273	48	10

TOTAL	2,866	64	1,394	96	228	478	567	39

	Millions of euros
AT 31 DECEMBER 2009
Acquisitions of assets with proved reserves	6	—	—	—	6	—	—	—
Acquisitions of assets with non proved reserves	61	—	—	—	57	4	—	—
Exploration costs	875	119	104	4	283	130	208	27
Development costs	1,240	23	715	112	108	212	64	6

TOTAL	2,182	142	819	116	454	346	272	33

As of 31 December 2009 and 2008, Repsol YPF Group’s share in investments made in oil and gas exploration and production activities from equity method investees amounted to EUR 10 and 23 million, respectively.

Results of oil and gas production activities

The following table shows the income and expenses associated directly with the Group’s oil and gas production activities. It does not include any allocation of the finance costs or general expenses and, therefore, is not necessarily indicative of the contribution to consolidated net profit of the oil and gas activities.

	Total	Europe	Argentina	Trinidad & Tobago	Rest of Latin America	North America	Africa	Asia
	Millions of euros
2007
INCOME
Sales to non-Group companies	2,702	—	835	631	1,148	4	2	82
Sales between business segments and to Group companies	4,431	39	3,278	296	241	—	567	10
Other income	1,091	—	—	—	45	—	1,046	—

TOTAL INCOME	8,224	39	4,113	927	1,434	4	1,615	92

Production costs (1)	(2,680)	(16)	(1,513)	(333)	(632)	(1)	(138)	(47)
Exploration expenses	(592)	(18)	(109)	(24)	(121)	(136)	(153)	(31)
Other operating expenses	(357)	(7)	(292)	(6)	(50)	(2)	—	—
Depreciation and amortisation charge	(1,682)	(11)	(1,191)	(141)	(260)	(2)	(65)	(12)
Profit (Loss) before taxes and charges	2,913	(13)	1,008	423	371	(137)	1,259	2
Taxes and charges	(1,792)	5	(469)	(238)	(124)	35	(978)	(23)
Results of oil and gas production activities (2)	1,121	(8)	539	185	247	(102)	281	(21)

	Millions of euros
2008
INCOME
Sales to non-Group companies	2,648	—	871	800	901	42	34	—
Sales between business segments and to Group companies	4,378	47	2,745	491	384	37	674	—
Other income	1,225	—	—	—	55	—	1,170	—

TOTAL INCOME	8,251	47	3,616	1,291	1,340	79	1,878	—

Production costs (1)	(2,941)	(18)	(1,771)	(387)	(582)	(13)	(170)	—
Exploration expenses	(571)	(33)	(132)	(3)	(116)	(55)	(194)	(38)
Other operating expenses	(539)	(6)	(199)	(5)	(46)	—	(283)	—
Depreciation and amortisation charge	(1,657)	(7)	(1,181)	(148)	(209)	(40)	(72)	—
Profit (Loss) before taxes and charges	2,543	(17)	333	748	387	(29)	1,159	(38)
Taxes and charges	(1,623)	5	(153)	(394)	(97)	15	(1,010)	11
Results of oil and gas production activities (2)	920	(12)	180	354	290	(14)	149	(27)

	Millions of euros
2009
INCOME
Sales to non-Group companies	1,560	—	622	323	545	35	35	—
Sales between business segments and to Group companies	4,289	34	2,872	401	332	412	238	—
Other income	446	—	—	—	33	—	413	—

TOTAL INCOME	6,295	34	3,494	724	910	447	686	—

Production costs (1)	(2,365)	(17)	(1,563)	(295)	(365)	(35)	(90)	—
Exploration expenses	(466)	(26)	(100)	(4)	(103)	(50)	(154)	(29)
Other operating expenses	(230)	—	(187)	(3)	(38)	(1)	(1)	—
Depreciation and amortisation charge	(1,895)	(10)	(1,143)	(151)	(202)	(323)	(66)	—
Profit (Loss) before taxes and charges	1,339	(19)	501	271	202	38	375	(29)
Taxes and charges	(643)	12	(232)	(148)	20	(20)	(284)	9
Results of oil and gas production activities (2)	696	(7)	269	123	222	18	91	(20)

(1)	Production costs include local taxes, production taxes and other similar payments, as well as withholdings on exports of crude oil from Argentina amounting €1,365, €1,477 and €995 million in 2007, 2008, and 2009, respectively, It also includes transport and other costs in 2007, 2008 and 2009 totalling €184, €223 and €189 million, respectively.
(2)	The results do not show the income and expenses associated with the impairment provisions accounted as a result of the comparison between market value (discounted cash flows) from proved and non-proved reserves (the latter of which are subject to a risk factor) of oil and gas from each field owned by the Company at year-end and the carrying amount of the assets associated therewith, which represented a net expense of €16 million in 2007 and a net income of €51 and €134 million in 2008 and 2009, respectively.

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

Estimated proved net developed and undeveloped oil and gas reserves:

The tables below reflect the net developed and undeveloped proved reserves of crude oil, condensed oil and LPC and natural gas as of December 31, 2007, 2008 and 2009, and the variations therein. Proved reserves shown includes the reserves equivalent to the economic income obtained under certain production sharing contracts entered into as of December 31, 2007, 2008 and 2009.

In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from our reported reserves despite the fact that such payments are referred to as “royalties” under local rules, We follow the same methodology in reporting our production amounts.

Proved reserves in each year were estimated by the Company and third party independent engineers in accordance with the rules and regulations established for the petroleum and gas industry by Regulation S-X and Regulation S-K, as amended by the new oil & gas activities disclosure rules adopted by the U.S. Securities and Exchange Commission (SEC), with effect from January 1. 2010. Modernization of Oil and Gas Reporting. (Release Nos, 33-8995; 34-59192: FR No, S7-15-08) and the accounting principles laid down by the “Financial Accounting Standards Board” which govern accounting and financial reporting practices in the U.S. In accordance with these rules, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonable certain that it will commence the project within a reasonable time.

PROVED DEVELOPED AND UNDEVELOPED RESERVES OF CRUDE OIL, CONDENSATE GPL:

	Thousands of barrels
	Total	Europe	Argentina	Trinidad & Tobago	Rest of Latin America	North America	Africa	Asia
Reserves at December 31, 2006 (1)	1,059,356	3,117	676,356	50,652	149,115	46,473	132,085	1,558
Revisions of previous estimates	28,860	486	45,667	2,949	(22,472)	1,445	523	262
Improved recovery	7,557	—	7,551	—	6	—	—	—
Extensions and discoveries	26,696	—	9,550	—	3,068	—	14,078	—
Purchases of minerals in place	5,283	—	—	—	—	5,283	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production (1)	(176,174)	(731)	(120,286)	(6,150)	(26,104)	(28)	(21,055)	(1,820)
Reserves at December 31, 2007 (1)	951,577	2,872	618,838	47,451	103,613	53,173	125,631	—
Revisions of previous estimates	63,424	(701)	35,395	4,616	12,195	(3,993)	15,912	—
Improved recovery	21,398	—	21,398	—	—	—	—	—
Extensions and discoveries	29,153	—	19,772	—	2,007	—	7,374	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	(1,125)	—	—	—	(1,125)	—	—	—
Production (1)	(162,092)	(653)	(114,577)	(6,470)	(19,153)	(1,109)	(20,130)	—
Reserves at December 31, 2008 (1) (2)	902,335	1,518	580,826	45,597	97,537	48,071	128,787	—
Revisions of previous estimates	96,038	1,578	38,428	569	25,562	20,478	9,423	—
Improved recovery	14,651	—	14,651	—	—	—	—	—
Extensions and discoveries	25,736	3,708	14,591	—	259	7,178	—	—
Purchases of minerals in place	4,324	—	—	—	4,324	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production (1)	(159,812)	(516)	(110,044)	(6,201)	(19,136)	(9,280)	(14,635)	—
Reserves at December 31, 2009 (1) (2)	883,272	6,288	538,452	39,965	108,546	66,447	123,575	—

PROVED DEVELOPED RESERVES OF CRUDE OIL, CONDESATE AND GPL

	Thousands of barrels
At December 31, 2006	777,746	3,117	522,899	36,965	109,676	22	103,509	1,558
At December 31, 2007	667,592	2,663	460,929	35,807	77,404	192	90,597	—
At December 31, 2008	651,906	1,308	451,586	33,889	78,401	2,785	83,937	—
At December 31, 2009	656,614	2,259	429,039	32,537	85,943	29,361	77,475	—

Note: The aggregated changes in reserves and total reserves at December 31 may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Total proved developed and undeveloped net reserves at December 31, 2009, 2008, 2007 and 2006 include an estimated approximately 94,016, 94,432, 94,753 and 117,075 thousands of barrels of oil equivalent, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Net production in 2009, 2008 and 2007 includes an estimated approximately 16,398, 16,995 and 18,056 thousands of barrels of oil equivalent, respectively, in respect of such types of payments.
(2)	Includes 86,091 and 92,871 thousands of barrels of oil equivalent relating to the participation in the minority interest of YPF, as of December 31, 2009 and 2008, respectively.

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

PROVED DEVELOPED AND UNDEVELOPED RESERVES OF NATURAL GAS:

	Millions of Standard Cubic Feet
	Total	Europe	Argentina	Trinidad & Tobago	Rest of Latin America	North America	Africa	Asia
Reserves at December 31, 2006 (1)	8,718,328	—	4,081,202	3,035,361	1,410,712	24,092	166,961	—
Revisions of previous estimates	566,784	—	318,273	15,938	279,426	(9,685)	(37,168)	—
Improved recovery	47	—	47	—	—	—	—	—
Extensions and discoveries	9,897	—	9,266	—	631	—	—	—
Purchases of minerals in place	1,706	—	—	—	—	1,706	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production (1)	(1,140,605)	—	(655,050)	(267,917)	(195,806)	(523)	(21,309)	—
Reserves at December 31, 2007 (1)	8,156,157	—	3,753,738	2,783,382	1,494,963	15,590	108,484	—
Revisions of previous estimates	98,944	5,506	(116,363)	(24,562)	159,219	(2,214)	77,358	—
Improved recovery	2,852	—	2,852	—	—	—	—	—
Extensions and discoveries	129,219	—	128,746	—	—	—	473	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production (1)	(1,046,081)	(374)	(624,264)	(274,888)	(124,218)	(1,100)	(21,237)	—
Reserves at December 31, 2008 (1) (2)	7,341,091	5,132	3,144,709	2,483,932	1,529,964	12,276	165,078	—
Revisions of previous estimates	289,767	—	53,125	32,005	230,062	5,185	(30,610)	—
Improved recovery	1,298	—	1,298	—	—	—	—	—
Extensions and discoveries	70,387	—	68,346	—	—	2,041	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production (1)	(958,278)	(2,263)	(548,510)	(276,600)	(103,528)	(3,683)	(23,694)	—
Reserves at December 31, 2009 (1) (2)	6,744,265	2,869	2,718,968	2,239,337	1,656,498	15,819	110,774	—

PROVED DEVELOPED RESERVES OF NATURAL GAS

At December 31, 2006	4,463,161	—	2,620,643	926,308	818,465	3,073	94,672	—
At December 31, 2007	4,112,160	—	2,468,611	649,601	923,574	2,620	67,754	—
At December 31, 2008	3,741,552	5,132	2,264,946	374,713	1,007,425	3,269	86,067	—
At December 31, 2009	4,512,529	2,869	2,149,002	1,057,943	1,228,058	9,101	65,556	—

Note: The aggregated changes in reserves and total reserves at December 31, may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Total proved developed and undeveloped net reserves at December 31, 2009, 2008, 2007 and 2006 include an estimated approximately 812,010, 699,671, 731,916 and 767,903 millions standard cubic feet of gas, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax, Net production in 2009, 2008 and 2007 includes an estimated approximately 79,794, 85,152 and 88,521 millions standard cubic feet of gas, respectively, in respect of such types of payments.
(2)	Includes 434,308 and 502,252 millions standard cubic feet of gas relating to the participation in the minority interest of YPF, as of December 31, 2009 and 2008, respectively.

PROVED DEVELOPED AND UNDEVELOPED RESERVES OF CRUDE OIL, CONDENSATE, NATURAL GAS LIQUIDS AND NATURAL GAS:

	Thousands of Barrels of Oil Equivalent
	Total	Europe	Argentina	Trinidad & Tobago	Rest of Latin America	North America	Africa	Asia
Reserves at December 31, 2006 (1)	2,612,042	3,117	1,403,195	591,232	400,356	50,764	161,820	1,558
Revisions of previous estimates	129,801	486	102,350	5,788	27,292	(280)	(6,097)	262
Improved recovery	7,566	—	7,560	—	6	—	—	—
Extensions and discoveries	28,458	—	11,200	—	3,180	—	14,078	—
Purchases of minerals in place	5,587	—	—	—	—	5,587	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production (1)	(379,310)	(732)	(236,947)	(53,864)	(60,976)	(121)	(24,850)	(1,820)
Reserves at December 31, 2007 (1)	2,404,144	2,871	1,287,358	543,156	369,858	55,950	144,951	—
Revisions of previous estimates	81,045	279	14,671	242	40,551	(4,387)	29,689	—
Improved recovery	21,906	—	21,906	—	—	—	—	—
Extensions and discoveries	52,165	—	42,700	—	2,007	—	7,458	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	(1,125)	—	—	—	(1,125)	—	—	—
Production (1)	(348,393)	(720)	(225,755)	(55,426)	(41,275)	(1,305)	(23,912)	—
Reserves at December 31, 2008 (1) (2)	2,209,742	2,430	1,140,880	487,972	370,016	50,258	158,186	—
Revisions of previous estimates	147,644	1,578	47,889	6,269	66,535	21,401	3,972	—
Improved recovery	14,882	—	14,882	—	—	—	—	—
Extensions and discoveries	38,271	3,708	26,763	—	259	7,541	—	—
Purchases of minerals in place	4,324	—	—	—	4,324	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—
Production (1)	(330,476)	(919)	(207,731)	(55,462)	(37,574)	(9,935)	(18,855)	—
Reserves at December 31, 2009 (1) (2)	2,084,388	6,797	1,022,684	438,779	403,560	69,265	143,303	—

PROVED DEVELOPED RESERVES OF CRUDE OIL, CONDENSATE, NATURAL GAS LIQUIDS AND NATURAL GAS

At December 31, 2006	1,572,610	3,117	989,621	201,935	255,440	569	120,370	1,558
At December 31, 2007	1,399,944	2,663	900,574	151,498	241,888	658	102,663	—
At December 31, 2008	1,318,255	2,222	854,960	100,623	257,818	3,367	99,265	—
At December 31, 2009	1,460,269	2,770	811,764	220,950	304,653	30,982	89,150	—
Note 1: The aggregated changes in reserves and total reserves at December 31, may differ from the individual values shown because the calculations use more precise figures than those shown in the table.

(1)	Total proved developed and undeveloped net reserves at December 31, 2009, 2008, 2007 and 2006 include an estimated approximately 238,630, 219,039, 225,103 and 253,834 thousands of barrels of oil equivalent, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax, Net production in 2009, 2008 and 2007 includes an estimated approximately 30,609, 32,160 and 33,821 thousands of barrels of oil equivalent, respectively, in respect of such types of payments.
(2)	Includes 163,439 and 182,319 thousands of barrels of oil equivalent relating to the participation in the minority interest of YPF, as of December 31, 2009 and 2008, respectively.

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves

The estimate of future net cash flows was performed in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the Financial Accounting Standards Board of the U.S. which govern stock market information practices in the U.S.A. The method applied is the impartiality or fairness method and is the result of applying the average oil and gas prices in 2009 (considering price changes only by contractual agreement) to estimated future production of proved reserves of oil and gas as of the date of the last balance sheet filed, less the estimated future costs (based on current costs) to be incurred in the development and production of proved reserves, assuming the continuation of current economic conditions.

Future production costs were estimated on the basis of actual costs borne in 2007, 2008 and 2009. Future development costs were calculated on the basis of technical studies conducted by Repsol YPF and by the operators holding joint title with Repsol YPF. The taxes projected for each of the future years were determined by applying the applicable nominal tax rate, reduced by the tax benefits available to the Company in each of the years. The rate used to discount the future net revenues was 10%.

The present value of the future net cash flows estimated on the basis of the aforementioned assumptions, applying the principle of impartiality, is not intended to be interpreted, and should not be interpreted, as the fair value of the Group’s oil and gas reserves. An estimation of the fair value of these reserves should also include the future exploitation of reserves not yet classified as proved reserves, possible changes in future prices and costs and a discount rate which represents the time value of money at the calculation date and the uncertainties inherent to estimating the reserves.

The following table shows the present value of the future net revenues relating to proved oil and gas reserves, calculated on the basis of the aforementioned assumptions:

	Total	Europe	Argentina	Trinidad & Tobago	Rest of Latin America	North America	Africa
	Millions of euros
At December 31, 2007
Future cash inflows	61,575	1,795	26,582	9,331	7,692	3,407	12,768
Future production and abandonment costs	(18,940)	(857)	(8,889)	(3,422)	(3,238)	(526)	(2,008)
Future development costs	(3,808)	(256)	(1,021)	(1,675)	(322)	(369)	(165)
Future income tax expenses	(15,359)	(260)	(4,849)	(2,091)	(1,243)	(209)	(6,707)
Future net cash flows after taxes	23,468	422	11,823	2,143	2,889	2,303	3,888
10% annual discount for estimated timing of cash flows	(8,278)	(315)	(4,008)	(753)	(1,017)	(1,020)	(1,164)
Standardized measure of discounted future net cash flows	15,190	107	7,815	1,390	1,872	1,283	2,724

	Millions of euros
At December 31, 2008
Future cash inflows	39,382	2,921	18,902	5,856	5,314	1,498	4,891
Future production and abandonment costs	(17,748)	(844)	(10,030)	(2,683)	(2,722)	(383)	(1,086)
Future development costs	(4,153)	(971)	(932)	(1,524)	(296)	(207)	(223)
Future income tax expenses	(5,207)	(342)	(1,651)	(419)	(645)	(10)	(2,140)
Future net cash flows after taxes	12,274	764	6,289	1,230	1,651	898	1,442
10% annual discount for estimated timing of cash flows	(4,528)	(778)	(1,657)	(603)	(590)	(342)	(558)
Standardized measure of discounted future net cash flows (1)	7,746	(14)	4,632	627	1,061	556	884

	Millions of euros
At December 31, 2009
Future cash inflows	40,714	260	20,832	4,759	6,168	2,706	5,989
Future production and abandonment costs	(16,226)	(232)	(9,295)	(2,226)	(2,681)	(594)	(1,198)
Future development costs	(3,621)	(54)	(1,131)	(1,196)	(621)	(390)	(229)
Future income tax expenses	(6,595)		(2,561)	(473)	(717)	(9)	(2,835)
Future net cash flows after taxes	14,272	(26)	7,845	864	2,149	1,713	1,727
10% annual discount for estimated timing of cash flows	(4,502)	40	(2,189)	(300)	(897)	(491)	(665)
Standardized measure of discounted future net cash flows (1)	9,770	14	5,656	564	1,252	1,222	1,062

(1)	Includes 905 and 741 million euro relating to the share of minority interest of YPF, as of December 31, 2009 and 2008.

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

Changes in Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The detail of the changes in the standardized measure of discounted future net cash flows for 2007, 2008 and 2009 is as follows:

	Millions of euros
	Total	Europe	Argentina	Trinidad & Tobago	Rest of Latin America	North America	Africa
Balance at 31 December 2006	13,541	101	7,471	1,224	1,837	812	2,096
Changes due to sale or transfer prices or future production costs	7,301	211	1,635	1,442	459	681	2,873
Changes in future development costs	(1,477)	(155)	(176)	(798)	(112)	(161)	(75)
Oil and gas sales and transfers in the period	(3,965)	(26)	(2,201)	(336)	(409)	6	(999)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	987	—	171	—	55	—	761
Net changes due to purchases/sales of assets	138	—	—	—	—	138	—
Net changes due to revisions of reserves	1,159	46	1,165	133	42	(257)	30
Previously estimated development costs incurred in the year	826	—	381	73	148	161	63
Effect of discounting to a different date and exchange rate effect	(412)	(4)	(244)	(31)	(69)	4	(68)
Other non-specific changes	—	—	—	—	—	—	—
Changes in income tax	(2,907)	(67)	(387)	(319)	(78)	(100)	(1,956)
Net change	1,650	6	344	164	35	471	629
Balance at 31 December 2007	15,191	107	7,815	1,388	1,872	1,283	2,725
Changes due to sale or transfer prices or future production costs	(13,108)	288	(5,159)	(1,399)	(1,108)	(1,144)	(4,586)
Changes in future development costs	(1,515)	(434)	(522)	(294)	(30)	(139)	(96)
Oil and gas sales and transfers in the period	(5,592)	(40)	(2,340)	(700)	(618)	(79)	(1,815)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	650	—	468	—	62	—	120
Net changes due to purchases/sales of assets	3	—	—	—	3	—	—
Net changes due to revisions of reserves	264	81	340	(154)	32	(42)	7
Previously estimated development costs incurred in the year	1,159	—	508	144	120	317	70
Effect of discounting to a different date and exchange rate effect	2,262	14	1,156	201	271	234	386
Other non-specific changes	—	—	—	—	—	—	—
Changes in income tax	8,433	(30)	2,366	1,441	457	126	4,073
Net change	(7,444)	(121)	(3,183)	(761)	(811)	(727)	(1,841)
Balance at 31 December 2008 (1)	7,746	(14)	4,632	627	1,061	556	884
Changes due to sale or transfer prices or future production costs	3,327	5	2,091	(319)	529	267	754
Changes in future development costs	(476)	53	(445)	463	(330)	(182)	(35)
Oil and gas sales and transfers in the period	(3,063)	(23)	(1,776)	(367)	(315)	(111)	(471)
Net changes due to extensions, discoveries, and improvements in the recovery of reserves	782	39	502	—	7	134	100
Net changes due to purchases/sales of assets	19	(21)	—	—	40	—	—
Net changes due to revisions of reserves	1,302	(20)	643	28	169	372	110
Previously estimated development costs incurred in the year	900	3	384	221	78	147	67
Effect of discounting to a different date and exchange rate effect	343	(5)	190	29	48	39	42
Other non-specific changes	—	—	—	—	—	—	—
Changes in income tax	(1,110)	(3)	(565)	(118)	(35)	—	(389)
Net change	2,024	28	1,024	(63)	191	666	178
Balance at 31 December 2009 (1)	9,770	14	5,656	564	1,252	1,222	1,062

(1)	Includes 905 and 741 million euro relating to the share of minority interest of YPF, as of December 31, 2009 and 2008.

4125
4481
4332
4421
4176
4576
4222
4379
4060
4173
4226
5557
4580
4204
4176
4377
4225
4424
4429
4526
4472
4131
4327
4477
4378
4123
4375
4376
4579
4227
4480
4426
4474
4473
4424
4323
4476
4475
4433
4083
4181
4183
4572
4522
4482
4274

Ordinary General Shareholders’ Meeting

Call for Ordinary General Shareholders’ Meeting

Proposals of Resolutions

Reports of the Board of Directors

Report Explaining the Additional Information of the Management Report

Report of the Remuneration Policy for Directors

Audit and Control Committee of the Boards of Directors-Activity Report

Ordinary General Shareholders’ Meeting	297

Call for Ordinary General Shareholders’ Meeting	297

Proposals of Resolutions	303

Reports of the Board of Directors	308

Report Explaining the Additional Information of the Management Report	323

Report of the Remuneration Policy for Directors	329

Audit and Control Committee of the Board of Directors-Activity Report	335

CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING

Repsol YPF, S.A.

Call for Ordinary General

Shareholders’ Meeting

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Con-gresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid, on 29th April 2010 at 12:00 noon on first call, and at the same time and place on 30th April 2010 on the second call, with respect to the following:

Agenda

First. Review and approval, if appropriate, of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2009, of the proposal of application of its earnings and of the management by the Board of Directors during said year.

1.1 Approval of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2009, of the proposal of application of its earnings.

1.2 Approval of the management by the Board of Directors during fiscal year 2009.

Second. Amendment of the Articles of Association.

2.1 Amendment of the first paragraph of Article 9 (“Capital calls and default by the Shareholders”).

2.2 Amendment of Article 12.bis (“Preferential subscription right”).

2.3 Amendment of the first paragraph of Article 22 (“Special resolutions, constitution and majorities”).

Third. Amendment of the Regulations of the General Shareholders Meeting.

3.1 Amendment of paragraph 3.5 of Article 3 (“Powers of the shareholders’ meeting”).

3.2 Amendment of paragraph 9.2 of Article 9 (“Shareholders’ meeting quorum”).

Fourth. Appointment, ratification or re-election of Directors.

4.1 Re-election of Mrs. Paulina Beato Blanco as Director.

4.2 Re-election of Mr. Artur Carulla Font as Director.

4.3 Re-election of Mr. Javier Echenique Landiríbar as Director.

4.4 Re-election of Pemex Internacional España, S.A. as Director.

4.5 Re-election of Mr. Henri Philippe Reichstul as Director.

Fifth. Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group.

Sixth. Authorisation to the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 5 years from the resolution of the Shareholders Meeting, leaving without effect the authorisation granted by the Ordinary General Shareholders Meeting held on May 14th, 2009.

Seventh. Delegation to the Board of Directors of the power to resolve the increase of the capital stock, up to the maximum amount legally prescribed, with the possibility of excluding the preemptive rights, leaving without effect the sixth resolution of the General Shareholders’ Meeting held on May 31st, 2005.

Eighth. Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting

Complement to the call

Shareholders representing at least five per cent of the capital may request the publication of a supplemental notice of call to the general meeting, including one or several items on the agenda. This request shall be sent through any certifying means, evidencing that they hold the required stake, to be received at the registered office within five days after publication of the original notice of call. The supplemental notice of call shall be published at least fifteen days prior to the date for which the general meeting is scheduled.

Rights of attendance

Shareholders whose shares have been registered in the appropriate stock ledger five days prior to the date set for the Shareholders’ Meeting and who have the corresponding attendance card may attend.

The attendance cards shall be issued by the proper entity participating in the systems managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (hereinafter IBERCLEAR) in each particular case. Said attendance cards may be exchanged on the date of the Shareholders’ Meeting for other standardized documents of record attendance, issued by the Company with the purpose of facilitating the drawing up of the attendance list, the exercise of the shareholders’ voting and other rights.

The registration of attendance cards shall begin two hours before the scheduled time of the General Shareholders’ Meeting.

For purposes of verifying the identity of shareholders or those who validly represent them, attendees may be asked, at the place of the General Shareholders Meeting, for evidence of their identity by means of the presentation of a National Identity Document or any other official document generally accepted for these purposes.

Representation

Any shareholder entitled to attend may be represented by a proxy, who needs not to be a shareholder.

If the name of the proxy is left blank on the proxy form received by the Company, it will be presumed granted in favour of the Chairman of the Board.

The voting instructions will be set out in proxy forms. If no express instructions are issued, the proxy will vote for the proposals submitted by the Board.

Save otherwise indicated by the represented shareholder, the proxy will be deemed extended to any business which, although not included on the agenda, may be put to the vote at the General Shareholders Meeting. In this case, the proxy will vote however he may consider most favourable for the interests of the represented shareholder.

Save otherwise expressly indicated by the represented shareholder, in cases where the proxy incurs a conflict of interests for voting on any item, included or not in the Agenda, put to the General Shareholders Meeting, the proxy will be considered granted to the Vice-Secretary to the Board of Directors.

Shareholders who grant a proxy must notify the person designated as representative of the proxy granted thereto. When this is granted to a member of the Board of Directors, the notification shall be deemed to be effected upon receipt by the Company of the documentation setting forth such proxy.

Right of information

In addition to the provisions of Article 112 of the Joint Stock Companies Act, as of the date of publication of this notice, the following documents are at shareholders disposal on the Shareholder Information Office, from 10:00 to 18:00, working days, and on the Company’s website at www.repsol.com: the Annual Financial Statements of Repsol YPF, S.A. and the Consolidated Annual Financial Statements of Repsol YPF Group, for the fiscal year ending on 31st December 2009; the Management Report of Repsol YPF, S.A. and the Consolidated Management Report for said year; the Report referred to Section 116.bis of the Securities

CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING

Market Act; the Report of the Auditors on the Annual Financial Statements of Repsol YPF, S.A., and on the Consolidated Annual Financial Statements of Repsol YPF Group; the literal text of the proposals of resolutions already formulated corresponding to the points of the Agenda; the reports of the Board of Directors on each proposal of resolutions corresponding to the points of the Agenda; the Report on the remuneration policy for Directors; the Annual Report on Corporate Governance; the Corporate Responsibility Report; and the Activity Report of the Audit and Control Committee.

Shareholders may request the delivery or the sending free of charge of all the mentioned documents.

Distance voting and proxies prior to the general meeting

1.	Voting by distance communication prior to the General Shareholders Meeting

Pursuant to Article 23 of the Articles of Association and Article 7 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may vote through distance communication on the proposals regarding the items on the Agenda prior to the date of the General Shareholders Meeting, provided the identity of the voting shareholder is duly guaranteed.

1.1	Means for distance voting

The means of communication valid for distance voting are as follows:

I.	Postal vote

To vote by post on the items on the Agenda, shareholders must complete and sign the “Distance Voting” section of the attendance, proxy and voting card issued by the IBERCLEAR participating entity with which they have deposited their shares.

Once the appropriate section of the card has been completed and signed—with handwritten signature-, the shareholder must send it to the Company to the attention of the Shareholder Information Office at Paseo de la Castellana n° 278, 28046 Madrid.

If the attendance card does not include the section “Distance Voting”, the shareholder may use the Distance Voting Form provided on the company’s web site (www.repsol.com) and also available at the Shareholders Information Office. This form, duly signed, must be sent to the Company together with the corresponding attendance card, also signed- both with hand-written signature-.

II.	Electronic vote

Shareholders may vote on the items on the Agenda for the General Meeting through the company’s web site (www.repsol.com), entering the ACM 2010 page and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised and valid electronic certificate issued by the Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

1.2	Specific rules for distance voting

I.	Voting indications

If the shareholder sending a distance vote fails to mark any of the boxes provided for any of the items on the Agenda, he will be presumed to vote for the Board’s proposal.

II.	Receipt by company

In order to be valid, postal or electronic votes must be received by the company no later than 09:00 on April 28th, 2010. After this time, the Company will only accept the votes cast at the General Shareholders Meeting.

2.	Distance proxies

Pursuant to Article 24 of the Articles of Association and Article 8 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may grant a proxy by distance communication on the proposals regarding the items on the Agenda and prior to the date of the General Shareholders Meeting, provided the identity of the persons concerned is duly guaranteed.

2.1	Means for granting distance proxies

The means of communication valid for distance proxies are as follows:

I.	Postal proxy

To grant proxies by post, shareholders must complete the corresponding section of the attendance, proxy and voting card issued by the IBERCLEAR participating entity with which they have deposited their shares.

This section must be signed—with hand-written signature-by the shareholder and sent to the Company to the attention of the Shareholder Information Office, Paseo de la Castellana n° 278, 28046 Madrid.

II.	Electronic proxy

Shareholders may grant proxies through the company’s web site (www.repsol.com), entering the page of the ACM 2010 and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised, valid electronic certificate issued by Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

2.2	Specific rules for distance proxies

Distance proxies will also be subject to the general rules applicable to representation, related to (i) blank proxies received by the Company; (ii) absence of voting instructions (iii) extension of proxy to any business not included on the agenda that may be put to the vote at the General Shareholders Meeting; as well as voting instructions regarding points not included in the Agenda; (iv) designation of a representative’s substitute when the representative is in a conflict of interests in relation with the vote of any business, included or not in the Agenda, that may be put to the vote of the General Shareholders Meeting; and (v) the necessary notification to the representative of the proxy granted.

In order to be valid, distance proxies must be received by the Company no later than 09:00 on April 28th, 2010. After this time, the company will only accept the proxies made in writing through the attendance, proxy and voting cards presented for registration of shareholders on entry at the place and date scheduled for the General Shareholders Meeting.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a print-out of the electronic proof of proxy, if necessary, so that the company can confirm the proxy granted.

3.	Rules common to distance voting and distance proxies

I.	Confirmation of distance vote or distance proxy

The validity of votes cast and proxies granted through distance communication is subject to checking of the particulars supplied by the shareholder against those contained in the file supplied by IBERCLEAR. In the event of any discrepancy between the number of shares indicated by the shareholder in the proxy form or distance voting form and those indicated in the aforesaid file, the number of shares indicated by IBERCLEAR will prevail for the purposes of quorum and voting.

II.	Rules of priority

Personal attendance of the General Shareholders Meeting by a shareholder who has previously granted a proxy or voted through distance communication, by whatsoever means used, will render that distance proxy or vote void.

If a shareholder validly issues both a distance vote and a proxy, the former will prevail. Similarly, electronic votes and proxies will prevail over those sent by post. Electronic votes and proxies may be rendered void through express revocation by the shareholder through the same means.

III.	Other provisions

The Company reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms for technical or security reasons. The Company further reserves the right to request additional identification from shareholders as and when it may so deem fit to guarantee the identity of those concerned, the authenticity of the vote or proxy and, in general, the legal certainty of the General Shareholders Meeting.

The Company will not be responsible for any damages caused to shareholders through unavailability or failure in the maintenance and effective functioning of its web site and the services and contents provided through such site, or for any faults, overrun, overload, fallen lines, connection faults or whatsoever other similar incidents beyond the Company’s control, which prevent use of the electronic voting and proxy mechanisms.

CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING

The electronic mechanisms for distance voting and proxy will be operative as of April 5th 2010 and up to April 28th 2010 at 09:00.

In any aspects not expressly contemplated in these procedures, the General Conditions set out in the Legal Notice on the Company’s web site will be applicable.

Presence of notary

The Board of Directors has requested the presence of a Notary to take the Minutes of the General Shareholders’ Meeting.

General information

All personal data submitted by the shareholders for the exercise or delegation of their rights of attendance and vote at the General Shareholders Meeting shall be used by the Company for the development, management and control of the shareholding relation, and therefore for inform them about the Company’s business and activities.

Save otherwise indicated by the shareholders (using the free telephone number 900 100 100) between the date of the meeting and the following thirty days, the abovementioned data may also be used by the Company to send their shareholders information about the oil & gas sector. Once those thirty days have elapsed—without opposition—the consent for such use shall be considered granted by the shareholder.

The rights of access, rectification, deletion and opposition may be exercised in the terms prescribed by Law by written communication sent to the registered office of the Company, at Paseo de la Castellana 278, 28046 Madrid.

Forecast of holding the shareholders meeting

It is expected to hold the General Shareholders’ Meeting on SECOND CALL, that is, on April 30th 2010, at the place and time indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice, as well as in the company’s web site.

Madrid, March 24th, 2010

The Director Secretary of the Board of Directors

PROPOSAL OF RESOLUTIONS

Ordinary General Shareholders' Meeting 2010 Proposal of Resolutions

Proposal of resolutions concerning the first point on the Agenda ("Review and approval, if appropriate, of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2009, of the proposal of application of its earnings and of the management by the Board of Directors during said year.").

1.1 Approval of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2009, of the proposal of application of its earnings.

First. To approve the Annual Financial Statements (Balance Sheet, Profit and Loss Account, statement of changes in equity, statement of cash flows, and Notes) and the Management Report of Repsol YPF, S.A. corresponding to the fiscal year ending on the 31st of December 2009, as well as the Consolidated Annual Financial Statements and the Management Report of its Consolidated Group, corresponding to the same fiscal year.

Second. To approve the proposal to allocate the earnings of Repsol YPF, S.A. corresponding to fiscal year 2009, consisting in a profit of 1,972,992,394.68 euros, distributing this amount in the following way:

The sum of 1,037,733,943.56 euros will be allocated to the payment of dividends, of which 518,866,971.78 euros have already been paid out as interim dividends prior to this General Shareholders Meeting. The remaining 518,866,971.78 euros will be allocated to the payment of a complementary dividend for 2009, at a sum of 0.425 euros per share, to be paid to the shareholders as from the 8th of July 2010.

The sum of 935,258,451.12 euros will be allocated to the provisions for the Company's voluntary reserves.

1.2 Approval of the management by the Board of Directors during fiscal year 2009

To approve the management of the Board of Directors of Repsol YPF, S.A. corresponding to fiscal year 2009.

Proposal of resolutions concerning the second point on the Agenda ("Amendment of the Articles of Association").

2.1 Amendment of the first paragraph of Article 9 ("Capital calls and default by the Shareholders").

The first paragraph of Article 9 of the Articles of Association is amended and the rest of the Article remains unchanged. The first paragraph shall be worded as follows:

"In the case of existing any shares that have not been fully paid up, the shareholders are obliged to pay any sums outstanding on their shares as and when decided by the board in a maximum period of five years from the date of the share capital increase decision. Regarding the way and the details of the payment, will be according to the share capital increase decision, this agreement may stipulate the way of payment either through a monetary contribution or a non monetary contribution"

2.2 Amendment of Article 12.bis ("Preferential subscription right").

To amend Article 12. bis of the Company's Articles of Association which, hereinafter, shall be worded as follows:

PROPOSAL OF RESOLUTIONS

“In any capital increase involving the issue of new shares in consideration of monetary contributions, the existing shareholders may exercise the right to subscription in the new issue to a number of shares in proportion to the nominal value of the shares already held, within the time limit established for that purpose by the General Meeting of Shareholders or by the Board of Directors, which may not be less than the time period established by applicable law in force at the time.

The General Meeting, or the Board of Directors as the case may be, that resolves to increase the capital may resolve to fully or partially suppress the preferential subscription right, for reasons of corporate interest.

In particular, corporate interest may justify suppression of the preferential subscription right whenever this is necessary to facilitate (i) the acquisition by the company of any assets (including stocks and shares in companies) that may be convenient for the company’s business purpose; (ii) the placement of new shares on foreign markets permitting access to sources of financing; (iii) the capture of resources through the use of placement techniques based on prospecting demand with a view to maximizing the issue price of the shares; (iv) incorporation of an industrial or technological partner; or (v) in general, any operation that may be convenient for the company.

Existing shareholders will have no preferential subscription right when the capital increase is made to convert debentures into shares, for the takeover of another company or part of the assets spun off from another company, or when the company has made a takeover bid, the consideration of which is, entirely or partly, to be paid in the form of shares issued by the company.”

2.3. Amendment of the first paragraph of Article 22 (“Special resolutions, constitution and majorities”).

The first paragraph of Article 22 of the Articles of Association is amended and the rest of the Article remains unchanged. The first paragraph shall be worded as follows:

“In order that the General Meeting, whether ordinary or extraordinary, may validly resolve on the increase or reduction of capital and any amendment of the Articles of Association, issue of debentures, to suppress, in full or in part, the preferential subscription right of new shares, as well as, the transformation, merger, demerger, the assignment of assets and liabilities, change of the registered office abroad, or winding-up of the Company, it must be attended, at the first call, by shareholders, present or represented, who hold at least fifty per cent (50%) of the subscribed voting capital. At the second call, it will be sufficient for twenty-five per cent (25%) of the said capital to be present.”

Proposal of resolutions concerning the third point on the Agenda (“Amendment of the Regulations of the General Shareholders Meeting”).

3.1. Amendment of paragraph 3.5 of Article 3 (“Powers of the shareholders’ meeting”).

The paragraph 3.5 of Article 3 of the Regulations of the General Shareholders Meeting is amended and the rest of the Article remains unchanged. The fifth paragraph shall be worded as follows:

“The increase or reduction of capital and any amendment of the Articles of Association, the issuance of debentures, to suppress, in full or in part, the preferential subscription right of new shares, as well as, the transformation, merger, demerger, the assignment of assets and liabilities, change of the registered office abroad or winding-up of the company.”

3.2 Amendment of paragraph 9.2 of Article 9 (“Shareholders’ meeting quorum”).

The paragraph 9.2 of Article 9 of the Regulations of the General Shareholders Meeting is amended and the rest of the Article remains unchanged. The second paragraph shall be worded as follows:

“In order to validly resolve on the increase or reduction of capital and any amendment of the Articles of Association, on debenture issues, to suppress, in full or in part, the preferential subscription right of new share, as well as, the transformation, merger, demerger, assignment of assets and liabilities, change of the registered office abroad or winding-up of the company, the general meeting shall necessarily be attended on first call, in person or by proxy, by shareholders representing at least fifty per cent (50%) of the subscribed voting capital. On second call, the attendance of twenty-five per cent (25%) of that capital shall be sufficient.”

PROPOSAL OF RESOLUTIONS

Proposal of resolutions concerning the forth point on the Agenda (“Appointment, ratification or re-election of Directors”).

4.1 Re-election as Director of Mrs. Paulina Beato

To re-elect Mrs. Paulina Beato, as Director of the Company, for a new period of four years.

4.2 Re-election as Director of Mr. Artur Carulla Font

To re-elect Mr. Carulla Font, as Director of the Company, for a new period of four years.

4.3 Re-election as Director of Mr. Javier Echenique Landiribar

To re-elect Mr. Javier Echenique Landiribar, as Director of the Company, for a new period of four years.

4.4 Re-election as Director of Pemex International Espana, S.A.

To re-elect Pemex International Espana, S.A., as Director of the Company, for a new period of four years.

4.5 Re-election as Director of Mr. Henri Philippe Reichstul

To re-elect Mr. Henri Philippe Reichstul, as Director of the Company, for a new period of four years.

Proposal of resolutions concerning the fifth point on the Agenda ("Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Croup for the 2010 fiscal year").

To re-elect as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Croup the company Deloitte, S.L., domiciled in Madrid, Plaza Pablo Ruiz Picasso, number 1 (Torre Picasso) and tax identification code B-79104469, entered in the Official List of Registered Auditors of Spain under number S-0692, and entered in the Commercial Register of Madrid in volume 13,650, folio 188, section 8, sheet M-54414, for the 2010 fiscal year. It is also entrusted with carrying out the other audit services required by Law and needed by the Company until the next Ordinary General Shareholders Meeting is held.

Proposal of resolutions concerning the sixth point on the Agenda ("Authorization to the Board of Directors, with express power of delegation, for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 5 years from the resolution of the Shareholders Meeting, leaving without effect the authorization granted by the Ordinary General Shareholders Meeting held on May 14, 2009").

First. To authorize the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares, that added to those already own by Repsol YPF, S.A. and its subsidiaries, not exceeding 10% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and directors of the Company and its Croup or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorization, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders Meeting, and leaves without effect the authorization granted by the last Ordinary General Shareholders Meeting held on the 14th May 2009.

Second. To authorize the Board of Directors to delegate, pursuant to the provisions of article 141.1 of Joint Stock Companies Act, the delegated powers contemplated in section first of these resolutions.

PROPOSAL OF RESOLUTIONS

Proposal of resolution concerning the seventh point on the Agenda ("Delegation to the Board of Directors of the power to resolve the increase of the capital stock, up to the maximum amount legally prescribed, with the possibility of excluding the preferential subscription right, leaving without effect the sixth resolution of the General Shareholders' Meeting held on May 31, 2005"):

First. To leave without effect the sixth resolution of those adopted by the General Shareholders' Meeting on the 31st of May 2005.

Second. To empower the Board of Directors, as broadly as necessary in law, so that, within the provisions of Article 153.1.b) of the Joint Stock Companies Act, it may increase the capital stock once or on several occasions and at any time within a period of five years counted as from the date of holding this Shareholders' Meeting, up to the maximum amount of 610,431,731 euros, a figure that is lower by fifty euro cents than half the capital of the Company. The capital increases covered by this authorisation shall be carried out by means of issuing and placing new shares in circulation, with or without premium, whose exchange value shall consist of monetary contributions. With regard to each increase, the Board of Directors shall be responsible for deciding if the new shares to be issued are ordinary or without vote. Similarly, the Board of Directors may fix, in all that is not already established, the terms and conditions of the capital increases and the characteristics of the shares, as well as freely offering new shares that are not subscribed within the period or periods for exercising the preferential subscription right. The Board of Directors may also establish that, in the case of incomplete subscription, the capital should be increased only by the amount of subscriptions carried out and to reword the articles of the Articles of Association regarding the capital and number of shares. Similarly, with respect to the capital increases carried out within this authorisation, the Board of Directors also has the power to exclude, totally or partially, the preferential subscription right under the terms of section 159.2 of the Joint Stock Companies Act, limited to the maximum amount of the 20% of the capital of the Company at the time of this authorisation. The Company shall apply, when appropriate, for the listing of the shares issued in virtue of this authorisation on the Stock Markets of Madrid, Barcelona, Bilbao and Valencia by means of the Stock Exchange Network System, as well as on the corresponding foreign markets, the Board of Directors also having the authority to carry out, in this case, those procedures and actions required in order to such listing before the relevant bodies of the different national or foreign stock markets. The Board of Directors is also authorised to delegate the powers conferred by means of this resolution in favor of the Delegate Committee and/or in one or several members of the Board of Directors or proxies of the Company.

Proposal of resolutions concerning the eighth point on the Agenda ("Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders' Meeting"):

First. To delegate to the Board of Directors, as amply as required, including the power of delegating the powers received, all or in part, to the Delegate Committee, as many powers as required to supplement, develop, execute and rectify any of the resolutions adopted by the General Shareholders' Meeting. The power of rectification shall include the power to make as many amendments, modifications and additions as necessary or convenient as a consequence of objections or observations raised by the regulatory bodies of the securities markets, Stock Markets, Commercial Registry and any other public authority with powers concerning the resolutions adopted.

Second. To delegate indistinctly to the Chairman of the Board of Directors and to the Secretary and Vice-Secretary of the Board those powers required to formalize the resolutions adopted by the General Shareholders' Meeting, and to register those subject to this requirement, in whole or in part, being able to draw up all kinds of public or private documents to this end, including those to supplement or rectify such resolutions.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Ordinary General Shareholders' Meeting 2010

Reports of the Board of Directors on Proposals of Resolutions

Report of the Board of Directors on the proposal of resolutions concerning the first point on the Agenda ("Review and approval, if appropriate, of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2009, of the proposal of application of its earnings and of the management by the Board of Directors during said year.").

The Financial Statements and different documents of which these consist, as laid down in the Commercial Code, the Joint-Stock Companies Act and other applicable legislation, including the current sectorial regulations, both the individual ones of Repsol YPF, S.A. and the consolidated ones of its Group of Companies, along with the Management Report of Repsol YPF, S.A. and the Consolidated Management Report, were drawn up by the Board of Directors at its meeting dated February 24th 2010, after review by the Audit and Control Committee and by the Disclosure Committee of Repsol YPF, S.A., and after certification by the Executive Chairman and the Chief Financial Officer.

The Consolidated and Individual Management Reports incorporate, in a separated section as an Annex, the Annual Report on Corporate Governance for the fiscal year 2009.

These Financial Statements and the Management Reports have been examined by the Auditors of Repsol YPF, S.A. and of its Consolidated Group.

All these documents, together with the Auditors Reports, the special Report referred to Section 116.bis of the Securities Market Act, the Corporate Responsibility Report and the Report on the remuneration policy for Directors are available to the shareholders at the company registered office in Paseo de la Castellana 278, where these can be asked for directly or be sent free of charge to wherever is requested.

Additionally, all those documents are available on the company's web site (www.repsol.com).

Along with the approval of the Financial Statements there is similarly a proposal, as in previous years, for the approval of the application of the earnings, as stated in the Notes to the individual Financial Statements, and the management by the Board of Directors during fiscal year 2009, whose remuneration is detailed in the Notes to the Financial Statements, the Annual Report on Corporate Governance and the Report on the remuneration policy for Directors.

Report of the Board of Directors on the proposal of resolutions concerning the second point of the Agenda ("Amendment of the Articles of Association").

1. Purpose of the report

In pursuance of article 144.1.a) of the Joint Stock Companies Act, the Board of Directors of Repsol YPF, S.A. (the "Company") submits this report to justify the proposed amendment of certain Articles of the Articles of Association, laid before the General Meeting of Shareholders for approval.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

2. General justification of the proposal

The amendments laid before the General Meeting of Shareholders for approval are proposed to adapt the current text of the Articles of Association to the recent amendment in the regulation of Joint Stock Companies by Law 3/2009, April 3rd.

This reform of the Articles of Association is contemplated together with the reform of the Regulations of the General Shareholders Meeting, which is proposed in item three on the agenda.

3. Detailed justification of the proposal

Having broadly defined the reform, we now justify and explain in greater detail the specific amendments to the Articles of Association submitted to the general meeting for approval.

1.	Amendment proposal of the first paragraph of Article 9, related to capital calls and default by the Shareholders.

The purpose of this proposal is adapting the provisions related to the payment of any portion of the capital not paid up to the new wording of the first paragraph of Article 42 of the Joint Stock Companies Act as amended by Law 3/2009, which currently states:

"Shareholders must pay to the Company any portion of capital which has been subscribed but not fully paid up in the form and during the maximum terms set up in the Articles of Association."

According to the new wording of said Article of the Joint Stock Companies Act, the Articles of Association of the Company must state the form and maximum term for the payment of any outstanding portion of the subscribed capital.

The proposal submitted to the shareholders also take into consideration (i) paragraph 2 of Article 155 of the Joint Stock Companies Act, which establishes five years, since the relevant resolution, as the maximum term for the payment of shares issued in a capital increase in consideration of non-monetary contributions; and (ii) the fact that neither the corporate law nor the Commercial Register Regulations currently establish any maximum term for the payment of shares issued in a capital increase in consideration of monetary contributions.

In consideration of the foregoing, it is proposed that the Board of Directors would be entitled to set the moment, within five years since the resolution approving the capital increase, whether in consideration of monetary or no-monetary contributions, for the payment of not fully paid up shares issued as a consequence of such increase. The resolution approving the capital increase will determine the form of such payment and any other applicable details.

2.	Amendment proposal of Article 12.bis ("Preferential subscription right").

Law 3/2009 also amended paragraph 1 of Article 158 of the Joint Stock Companies Act, bringing the regime governing preferential subscription right and convertible bonds into line with the European Court of Justice ruling 18 December 2008.

Therefore and according to the new wording of paragraph 1 of Article 158 of the Joint Stock Companies Act, it is proposed to clarify the references to the preferential subscription right of shareholders in capital increases in consideration of cash contributions, and to delete those related to the preferential subscription rights of convertible bondholders.

3.	Amendment proposal of the first paragraph of Article 22, related to special quorum constitution requirements for the valid approval of special resolutions.

Law 3/2009 amended Article 103 of the Joint Stock Companies Act, related to the strengthened quorum and majority required for the approval of certain resolutions by the General Shareholders Meeting.

New corporate events will require this strengthened quorum for the valid constitution of the General Shareholders Meeting in addition to those currently mentioned in Article 22 of the Articles of Association (the issue of debentures, transformation, merger, demerger, increase or reduction of capital or any amendment of the Articles of Association): the suppression or curtailment of preferential subscription rights in issues of new shares, transfer en bloc of assets and liabilities and the transfer of the registered office abroad.

Therefore, it is proposed to include these corporate events in Article 22 of the Articles of Association.

To facilitate comparison of the old and new versions of the Articles to which amendments are proposed, a transcript of both texts is incorporated to this report in two columns, for purely informative purposes.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Comparative information of the articles of the Articles of Association to which amendments are proposed (underlining the proposed amendments).

Present text	Proposed amendment

Article 9.- Capital calls and default by the shareholders	Article 9.- Capital calls and default by the shareholders

The shareholder is obliged to pay the part of the capital not paid up in the manner and terms decided upon by the Board of Directors.	[Deleted]

In the case of existing any shares that have not been fully paid up, the shareholders are obliged to pay any sums outstanding on their shares as and when decided by the board in a maximum period of five years from the date of the share capital increase decision. Regarding the way and the details of the payment, will be according to the share capital increase decision, this agreement may stipulate the way of payment either through a monetary contribution or a non monetary contribution.

Any shareholder who has not paid such calls within the period established for said payment of unpaid capital shall be in default.	Any shareholder who has not paid such calls within the period established for said payment of unpaid capital shall be in default.

Shareholders in arrears with the payment of calls on share capital may not exercise their voting right. The amount of their shares shall be deducted from the capital stock for the calculation of the quorum.	Shareholders in arrears with the payment of calls on share capital may not exercise their voting right. The amount of their shares shall be deducted from the capital stock for the calculation of the quorum.

Neither shall defaulting shareholders be entitled to receive dividends or to preferential subscription in new shares or convertible bonds. Once the amount of the capital calls has been paid, together with the owed interests, the shareholder may claim the payment of the dividends not prescribed, but may not claim the right to preferential subscription if the period for exercising it has already expired.	Neither shall defaulting shareholders be entitled to receive dividends or to preferential subscription in new shares or convertible bonds. Once the amount of the capital calls has been paid, together with the owed interests, the shareholder may claim the payment of the dividends not prescribed, but may not claim the right to preferential subscription if the period for exercising it has already expired.

When the shareholder is in default, the Company may, as appropriate and in view of the nature of the unpaid contribution, claim the fulfilment of the payment obligation, with payment of the legal interest and any damages caused by the delayed payment, or transfer the shares for account and risk of the defaulting shareholder or file summary proceedings for collection against the assets of the shareholder in order to collect in cash the undelivered unpaid part of the capital together with the interest.	When the shareholder is in default, the Company may, as appropriate and in view of the nature of the unpaid contribution, claim the fulfilment of the payment obligation, with payment of the legal interest and any damages caused by the delayed payment, or transfer the shares for account and risk of the defaulting shareholder or file summary proceedings for collection against the assets of the shareholder in order to collect in cash the undelivered unpaid part of the capital together with the interest.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Should the Company have opted to transfer and the sale is not possible, the share shall be redeemed, with the consequent reduction of capital, any sums already received on account of the share being retained by the Company.	Should the Company have opted to transfer and the sale is not possible, the share shall be redeemed, with the consequent reduction of capital, any sums already received on account of the share being retained by the Company.

The buyer of the unpaid share shall be jointly and severally liable with all preceding transferors, and at the election of the Company's Directors, for payment of the unpaid part.	The buyer of the unpaid share shall be jointly and severally liable with all preceding transferors, and at the election of the Company’s Directors, for payment of the unpaid part.

The liability of the transferors shall last for three years as from the date of the respective transference.	The liability of the transferors shall last for three years as from the date of the respective transference.

Article 12 Bis.- Preferential subscription right	Article 12 Bis.- Preferential subscription right

In any capital increase involving the issue of new shares, the existing shareholders and holders of convertible bonds may exercise the right to subscription in the new issue to a number of shares in proportion to the nominal value of the shares already held or to those that would correspond to holders of convertible bonds should conversion be carried out at that time, within the time limit established for that purpose by the General Meeting of Shareholders or by the Board of Directors, which may not be less than the time period established by applicable law in force at the time.	In any capital increase involving the issue of new shares in consideration of monetary contributions, the existing shareholders ~~and holders of convertible bonds~~ may exercise the right to subscription in the new issue to a number of shares in proportion to the nominal value of the shares already held ~~or to those that would correspond to holders of convertible bonds should conversion be carried out at that time~~, within the time limit established for that purpose by the General Meeting of Shareholders or by the Board of Directors, which may not be less than the time period established by applicable law in force at the time.

The General Meeting, or the Board of Directors as the case may be, that resolves to increase the capital may resolve to fully or partially suppress the preferential subscription right of shareholders and holders of convertible debentures, for reasons of corporate interest.	The General Meeting, or the Board of Directors as the case may be, that resolves to increase the capital may resolve to fully or partially suppress the preferential subscription right ~~of shareholders and holders of convertible debentures~~, for reasons of corporate interest.

In particular, corporate interest may justify suppression of the preferential subscription right whenever this is necessary to facilitate (I) the acquisition by the company of any assets (including stocks and shares in companies) that may be convenient for the company’s business purpose; (II) the placement of new shares on foreign markets permitting access to sources of financing; (III) the capture of resources through the use of placement techniques based on prospecting demand with a view to maximizing the issue price of the shares; (IV) incorporation of an industrial or technological partner; or (V) in general, any operation that may be convenient for the company.	In particular, corporate interest may justify suppression of the preferential subscription right whenever this is necessary to facilitate (I) the acquisition by the company of any assets (including stocks and shares in companies) that may be convenient for the company’s business purpose; (II) the placement of new shares on foreign markets permitting access to sources of financing; (III) the capture of resources through the use of placement techniques based on prospecting demand with a view to maximizing the issue price of the shares; (IV) incorporation of an industrial or technological partner; or (V) in general, any operation that may be convenient for the company.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Existing shareholders and convertible deben-tureholders will have no preferential subscription right when the capital increase is made to convert debentures into shares, for the takeover of another company or part of the assets spun off from another company, or when the company has made a takeover bid, the consideration of which is, entirely or partly, to be paid in the form of shares issued by the company.	Existing shareholders ~~and convertible deben-tureholders~~ will have no preferential subscription right when the capital increase is made to convert debentures into shares, for the takeover of another company or part of the assets spun off from another company, or when the company has made a takeover bid, the consideration of which is, entirely or partly, to be paid in the form of shares issued by the company.

Article 22.- Special resolutions, constitution and majorities	Article 22.- Special resolutions, constitution and majorities

In order that the General Meeting, whether ordinary or extraordinary, may validly resolve on the issue of debentures, the increase or reduction of capital, the transformation, merger, demerger or winding-up of the Company and, in general, any modification of the Articles of Association, it must be attended, at the first call, by shareholders, present or represented, who hold at least fifty per cent (50%) of the subscribed voting capital. At the second call, it will be sufficient for twenty-five per cent (25%) of the said capital to be present.	In order that the General Meeting, whether ordinary or extraordinary, may validly resolve on the increase or reduction of capital and any amendment of the Articles of Association, issue of debentures, to suppress, in full or in part, the preferential subscription right of new shares, as well as ~~the increase or reduction of capital~~, the transformation, merger, demerger, the assignment of assets and liabilities, change of the registered office abroad, or winding-up of the Company ~~and , in general, any modification of the Articles of Association~~, it must be attended, at the first call, by shareholders, present or represented, who hold at least fifty per cent (50%) of the subscribed voting capital. At the second call, it will be sufficient for twenty-five per cent (25%) of the said capital to be present.

When the General Meeting is attended by shareholders representing less than fifty per cent (50%) of the subscribed voting capital, the resolutions referred to in the first paragraph of this article may only be legally adopted by the vote in favour of two thirds of the capital present or represented at the Meeting.	When the General Meeting is attended by shareholders representing less than fifty per cent (50%) of the subscribed voting capital, the resolutions referred to in the first paragraph of this article may only be legally adopted by the vote in favour of two thirds of the capital present or represented at the Meeting.

Special resolutions for modifying the last paragraph of article 27 of the Articles of Association relating to the maximum number of votes that may be voted at the General Shareholders Meeting by a single shareholder or by companies belonging to the same Croup, as well as resolutions to modify this special provision, shall require in both the first and second call the affirmative vote of 75% of the Company’s voting capital stock present or represented at the General Meeting.	Special resolutions for modifying the last paragraph of article 27 of the Articles of Association relating to the maximum number of votes that may be voted at the General Shareholders Meeting by a single shareholder or by companies belonging to the same Group, as well as resolutions to modify this special provision, shall require in both the first and second call the affirmative vote of 75% of the Company's voting capital stock present or represented at the General Meeting.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Report of the Board of Directors on the proposal of resolutions concerning the third point of the Agenda ("Amendment of the Regulations of the General Shareholders Meeting").

1. 1. Purpose of the report

In pursuance of article 2 of the Regulations of the General Shareholders Meeting, the Board of Directors of Repsol YPF, S.A. (the "Company") submits this report to justify the proposed amendment of certain Articles of the Regulations of the General Shareholders Meeting, laid before the General Meeting of Shareholders for approval.

2. 2. General justification of the proposal

The amendments laid before the General Meeting of Shareholders for approval are proposed to adapt the current text of the Regulations of the General Shareholders Meeting to the Articles of Association as amended in accordance with the proposals of resolutions concerning the second point of the Agenda, which main purpose is adapting such Articles of Association to the recent amendment in the regulation of Joint Stock Companies by Law 3/2009, April 3rd.

3. 3. Detailed justification of the proposal

Having broadly defined the reform, we now justify and explain in greater detail the specific amendments to the Regulations of the General Shareholders Meeting submitted to the general meeting for approval.

1. Amendment proposal of paragraph 3.5 of Article 3 of the Regulations of the General Shareholders Meeting, related to the powers of the shareholders meeting.

Current paragraph 3.5 of Article 3 of the Regulations of the General Shareholders Meeting establishes the powers of the shareholders meeting in relation to the corporate events which, in accordance with Article 103 of the Joint Stock Companies Act, require strengthened majorities and quorum for the valid constitution of the meeting.

Law 3/2009 amended Article 103 of the Joint Stock Companies Act. New corporate events will require this strengthened quorum for the valid constitution of the General Shareholders Meeting in addition to those currently mentioned in paragraph 3.5 of Article 3 of the Regulations of the General Shareholders Meeting (the issue of debentures, transformation, merger, demerger, increase or reduction of capital or any amendment of the Articles of Association): the suppression or curtailment of preferential subscription rights in issues of new shares, transfer en bloc of assets and liabilities and the transfer of the registered office abroad.

Therefore, it is proposed to include these corporate events in paragraph 3.5 of Article 3 of the Regulations of the General Shareholders Meeting.

2. Amendment proposal of paragraph 9.2 of Article 9 of the Regulations of the General Shareholders Meeting, related to special quorum constitution requirements for the valid approval of special resolutions.

Considering the amendment proposed in the previous item and the amendment proposal of Article 22 of the Articles of Association, it is proposed to include in paragraph 9.2 of Article 9 of the Regulations of the General Shareholders Meeting the corporate events that require strengthened quorum for the valid constitution of the General Shareholders Meeting, added by Law 3/2009 to Article 103 of the Joint Stopck Companies Act (suppression or curtailment of preferential subscription rights in issues of new shares, transfer en bloc of assets and liabilities and the transfer of the registered office abroad).

To facilitate comparison of the old and new versions of the Articles to which amendments are proposed, a transcript of both texts is incorporated to this report in two columns, for purely informative purposes.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Comparative information of the articles of the Regulation of the General Shareholders Meeting to which amendments are proposed (underlining the proposed amendments):

Present text	Proposed amendment

3. POWERS OF THE GENERAL MEETING	3. POWERS OF THE GENERAL MEETING

The shareholders, assembled in a duly called shareholders’ meeting, shall decide by majority vote on the following matters:	The shareholders, assembled in a duly called shareholders’ meeting, shall decide by majority vote on the following matters:

3.1. Approval, if appropriate, of the annual accounts of REPSOL YPF, S.A. and the consolidated annual accounts of REPSOL YPF, S.A. and its subsidiaries, the management of corporate affairs by the board and the application of profits/loss.

3.1. Approval, if appropriate, of the annual accounts of REPSOL YPF, S.A. and the consolidated annual accounts of REPSOL YPF, S.A. and its subsidiaries, the management of corporate affairs by the board and the application of profits/loss.

3.2. Appointment and removal of directors and ratification or revocation of provisional appointments of directors made by the board.	3.2. Appointment and removal of directors and ratification or revocation of provisional appointments of directors made by the board.

3.3. Appointment and reappointment of auditors.	3.3. Appointment and reappointment of auditors.

3.4. Acquisition of treasury stock.	3.4. Acquisition of treasury stock.

3.5. Issuance of debentures, increase or reduction of capital, the transformation, merger, demerger, winding-up of the company and, in general, any amendment of the Articles of Association.

3.6. Authorisation of the board to increase the capital, in pursuance of article 153.1.b of the Joint Stock Companies Act.

3.7. Decision on matters submitted by the board for authorisation.

3.8. Any other decisions attributed to it by law.

3.5. The increase or reduction of capital and any amendment of the Articles of Association, the issuance ~~Issuance~~ of debentures, to suppress, in full or in part, the preferential subscription right of new shares, as well as ~~increase or reduction of capital~~, the transformation, merger, demerger, the assignment of assets and liabilities, change of the registered office abroad or winding-up of the company ~~and, in general, any amendment of the Articles of Association.~~

3.6. Authorisation of the board to increase the capital, in pursuance of article 153.1.b of the Joint Stock Companies Act.
3.7. Decision on matters submitted by the board for authorisation.
3.8. Any other decisions attributed to it by law.

9. QUORUM	9. QUORUM

9.1. Shareholders’ meetings shall be quorate on first call when attended, in person or by proxy, by shareholders representing at least twenty-five per cent of the subscribed voting capital.	9.1. Shareholders’ meetings shall be quorate on first call when attended, in person or by proxy, by shareholders representing at least twenty-five per cent of the subscribed voting capital.

On second call, the shareholders’ meeting shall be valid regardless of the capital attending.	On second call, the shareholders’ meeting shall be valid regardless of the capital attending.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

9.2. In order to validly resolve on debenture issues, an increase or reduction of capital, the transformation, merger, demerger or winding-up of the company and, in general, any alteration of the bylaws, the general meeting shall necessarily be attended on first call, in person or by proxy, by shareholders representing at least fifty per cent (50%) of the subscribed voting capital. On second call, the attendance of twenty-five per cent (25%) of that capital shall be sufficient.	9.2. In order to validly resolve on the increase or reduction of capital and any amendment of the Articles of Association, on debenture issues, to suppress, in full or in part, the preferential subscription right of new share, as well as ~~an increase or reduction of capital,~~ the transformation, merger, demerger, assignment of assets and liabilities, change of the registered office abroad or winding-up of the company company ~~and, in general, any alteration of the bylaws,~~ the general meeting shall necessarily be attended on first call, in person or by proxy, by shareholders representing at least fifty per cent (50%) of the subscribed voting capital. On second call, the attendance of twenty-five per cent (25%) of that capital shall be sufficient.

If the shareholders meeting is attended by shareholders representing less than fifty per cent (50%) of the subscribed voting capital, the resolutions contemplated in the preceding paragraph may only be validly adopted with the favourable vote of two-thirds of the capital present and represented at the meeting.	If the shareholders meeting is attended by shareholders representing less than fifty per cent (50%) of the subscribed voting capital, the resolutions contemplated in the preceding paragraph may only be validly adopted with the favourable vote of two-thirds of the capital present and represented at the meeting.

By exception, special resolutions to amend the last paragraph of Article 27 of the Bylaws concerning the maximum number of votes that may be cast at the general meeting by any one shareholder or by companies belonging to the same group or to amend this special rule, shall require a favourable vote of 75% of the voting capital attending the shareholders’ meeting on both first and second call.	By exception, special resolutions to amend the last paragraph of Article 27 of the Bylaws concerning the maximum number of votes that may be cast at the general meeting by any one shareholder or by companies belonging to the same group or to amend this special rule, shall require a favourable vote of 75% of the voting capital attending the shareholders’ meeting on both first and second call.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Report of the Board of Directors on the proposal of resolutions concerning the fourth point of the Agenda (“Appointment, ratification or re-election of Directors.”).

The proposed resolutions contemplated in the following paragraphs were informed favourably by the Nomination and Compensation Committee at its meeting held on 23rd February 2010.

4.1. Re-election as Director of Ms. Paulina Beato Blanco.

The first proposal under this item on the agenda is to re-elect Mrs. Paulina Beato Blanco director for a further term of four years.

The proposal for the re-election of Mrs. Beato put to the general meeting by the board has been approved by the board upon recommendation by the Nomination and Compensation Committee in its meeting held on February 23rd, 2010, where the Committee also confirmed that at the time of her re-election, Mrs. Beato met all the requirements and conditions to be considered fully suitable for the position of Director. In accordance with the Articles of Association and the Regulations of the Board of Directors, the Nomination and Compensation Committee will propose the appointment of Independent Outside Directors.

Mrs. Beato was appointed Director of Repsol YPF, S.A. by resolution of the Board of Directors on December 29th 2005, and subsequently ratified and appointed by the Annual Shareholders Meeting held on June 16th, 2006.

According to the provisions of the Articles of Association and Regulations of the Board of Directors, Mrs. Beato is considered an Independent Outside Director.

The information regarding the shareholding of Mrs. Beato and other Board of Directors where she is a member, as well as a brief professional profile is available for shareholders on the Company’s website at www.repsol.com.

4.2. Re-election as Director of Mr. Artur Carulla Font.

The second proposal under this item on the agenda is to re-elect Mr. Artur Carulla Font director for a further term of four years.

The proposal for the re-election of Mr. Carulla put to the general meeting by the board has been approved by the board upon recommendation by the Nomination and Compensation Committee in its meeting held on February 23rd, 2010, where the Committee also confirmed that at the time of his re-election, Mr. Carulla met all the requirements and conditions to be considered fully suitable for the position of Director. In accordance with the Articles of Association and the Regulations of the Board of Directors, the Nomination and Compensation Committee will propose the appointment of Independent Outside Directors.

Mr. Carulla was appointed Director of Repsol YPF, S.A. by resolution of the Annual Shareholders Meeting held on June 16th, 2006.

According to the provisions of the Articles of Association and Regulations of the Board of Directors, Mr. Carulla is considered an Independent Outside Director.

The information regarding the shareholding of Mr. Carulla and other Board of Directors where he is a member, as well as a brief professional profile is available for shareholders on the Company’s website at www.repsol.com.

4.3 Re-election as Director of Mr. Javier Echenique Landiríbar.

The third proposal under this item on the agenda is to re-elect Mr. Javier Echenqiue Landiríbar director for a further term of four years.

The proposal for the re-election of Mr. Echenique put to the general meeting by the board has been approved by the board upon recommendation by the Nomination and Compensation Committee in its meeting held on February 23rd, 2010, where the Committee also confirmed that at the time of his re-election, Mr. Echenique met all the requirements and conditions to be considered fully suitable for the position of Director. In accordance with the Articles of Association and the Regulations of the Board of Directors, the Nomination and Compensation Committee will propose the appointment of Independent Outside Directors.

Mr. Echenique was appointed Director of Repsol YPF, S.A. by resolution of the Annual Shareholders Meeting held on June 16th, 2006.

According to the provisions of the Articles of Association and Regulations of the Board of Directors, Mr. Echenique is considered an Independent Outside Director.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

The information regarding the shareholding of Mr. Echenique and other Board of Directors where he is a member, as well as a brief professional profile is available for shareholders on the Company's website at www.repsol.com.

4.4 Re-election as Director of Pemex Internacional Espana, S.A.

The fourth proposal under this item on the agenda is to re-elect Pemex Internacional Espana, S.A., currently represented on the Board by Mr. Raul Cardoso Maycotte, director for a further term of four years.

The proposal for the re-election of Pemex Internacional Espana, S.A. put to the general meeting by the board has been approved by the board with the prior and favourable report of the Nomination and Compensation Committee in its meeting held on February 23rd, 2010, where the Committee also confirmed that at the time of its re-election, Pemex Internacional Espana, S.A. met all the requirements and conditions to be considered fully suitable for the position of Director.

Pemex Internacional Espana, S.A. was appointed Director of Repsol YPF, S.A. by resolution of the Board of Directors on January 26th 2004, nominated by the shareholder Petroleos Mexicanos, and subsequently ratified and appointed by the Annual Shareholders Meeting held on March 31st, 2004 and re-elected by resolution of the Annual Shareholders Meeting held on June 16th, 2006.

According to the provisions of the Articles of Association and Regulations of the Board of Directors, Pemex Internacional Espana, S.A. is considered an Institutional Outside Director.

The information regarding the shareholding of Mr. Cardoso and other Board of Directors where he is a member, as well as a brief professional profile is available for shareholders on the Company's website at www.repsol.com.

4.5 Re-election as Director of Mr. Henri Philippe Reichstul.

The fifth proposal under this item on the agenda is to re-elect Mr. Henri Philippe Reichstul director for a further term of four years.

The proposal for the re-election of Mr. Reichstul put to the general meeting by the board has been approved by the board upon recommendation by the Nomination and Compensation Committee in its meeting held on February 23rd, 2010, where the Committee also confirmed that at the time of his re-election, Mr. Reichstul met all the requirements and conditions to be considered fully suitable for the position of Director. In accordance with the Articles of Association and the Regulations of the Board of Directors, the Nomination and Compensation Committee will propose the appointment of Independent Outside Directors.

Mr. Reichstul was appointed Director of Repsol YPF, S.A. by resolution of the Board of Directors on December 29th 2005, and subsequently ratified and appointed by the Annual Shareholders Meeting held on June 16th, 2006.

According to the provisions of the Articles of Association and Regulations of the Board of Directors, Mr. Reichstul is considered an Independent Outside Director.

The information regarding the shareholding of Mr. Reichstul and other Board of Directors where he is a member, as well as a brief professional profile is available for shareholders on the Company's website at www.repsol.com.

Report of the Board of Directors on the proposal of resolutions concerning the fifth point on the Agenda ("Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group for the year 2010").

The proposal that the Board of Directors presents to the General Shareholders' Meeting in this point on the agenda was approved at the request of the Audit and Control Committee, which is competent according to the Regulations of the Board of Directors, to select the External Auditor that will provide the audit services corresponding to fiscal year 2010 for the Company and its Consolidated Group.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Report of the Board of Directors on the proposal of resolutions concerning the sixth point on the Agenda (“Authorization to the Board of Directors, with express power of delegation, for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 5 years from the resolution of the Shareholders' Meeting, leaving without effect the authorization granted by the Ordinary General Shareholders’ Meeting held on May 14th, 2009.”)

The system governing derivative acquisition of own shares is regulated in articles 75 and following of the Joint-Stock Companies Act, passed by Legislative Royal Decree 1564/1989, of 22nd December.

These articles were recently modified by Law 3/2009, including the following amendments:

•	The maximum term of the authorization of the General Shareholders Meeting to the Board for the acquisition of own shares is increased from 18 months to 5 years.

•

The maximum nominal value of the shares acquired plus the ones directly or indirectly already owned is also increased from 10% of the subscribed capital to 20%, in case of non-listed companies, and from 5% to 10%, in case of listed companies.

The derivative acquisition of own shares must be authorized by the General Shareholders’ Meeting by means of a resolution with content according to paragraph 1 of article 75 of the Joint-Stock Companies Act. This authorization may not, under any circumstances, exceed 5 years.

In the case of shares of Repsol YPF, S.A., listed on a secondary securities market, the nominal value of the shares acquired plus the ones directly or indirectly already owned cannot exceed 10% of the capital stock, according to paragraph 2 of Article 75 of the Joint-Stock Companies Act.

Since 1996 the General Shareholders' Meeting has authorized the Board of Directors to acquire shares of Repsol YPF, S.A., either directly or through controlled companies.

At December 31st, 2009 neither Repsol YPF, S.A. nor any of its subsidiaries held any shares of the parent company (this information is included in the Notes to the 2009 Consolidated Financial Statements).

The reason for this proposal lies in that the authorization granted by the last Ordinary Cen-eral Shareholders' Meeting, held on May 14th, 2009, was subject to the maximum legal term of 18 months established in the regulations in force at that time. For this reason, if this resolution was not passed, Repsol YPF, S.A. could not purchase its own shares from November 14th 2010 on and thus prior to holding the Ordinary General Shareholders' Meeting for the fiscal year closed on December 31st 2010.

It should also be pointed out that the acquisition and sale of own shares by Repsol YPF, S.A., is subject of strict regulation by the Internal Code of Conduct of the Repsol YPF Group in respect of the Stock Markets, in order to avoid any distortion in the market prices.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Report of the Board of Directors on the proposal of resolutions concerning the seventh point on the Agenda (“

Delegation to the Board of Directors of the power to resolve the increase of the capital stock, up to the maximum amount legally prescribed, with the possibility of excluding the preemptive rights, leaving without effect, in the portion not used, the resolution of the General Shareholders’ Meeting held on May 31, 2005.”)

1. Purpose of the report

The agenda of the General Shareholders Meeting of Repsol YPF, S.A. includes as seventh point of the Agenda a proposal, laid before the shareholders meeting for approval – related to the delegation to the Board of Directors of the power to resolve the increase of the capital stock, up to the maximum amount legally prescribed, when the Company needs would require, and the amendment of Articles 5 and 6 of the Articles of Association, related to Capital and Shares, respectively.

In pursuance of Articles 144.1.a), 152.1, 153.1.b) and 159.2 of the Joint-Stock Companies Act, the Board of Directors of Repsol YPF, S.A. (the “Company”) submits this report to justify the proposal to delegate those powers to the Board, including the delegation for exclusion of the preemptive rights.

2. Justification of the proposal to delegate to the Board the powers to increase the capital.

Article 153.1.b) of the Joint-Stock Companies Act empowers the General Shareholders’ Meeting, with the requisites laid down for the amendment of the Articles of Association, to delegate to the Board of Directors the power to resolve the increase in capital stock up to a particular figure, on one or several occasions, on the opportunity and to the amount that the latter decides, without prior consultation of the General Shareholders’ Meeting. These increases cannot under any circumstances exceed half the capital of the Company at the time of the authorisation, and shall have to be done by monetary contributions within five years from the resolution of the General Shareholders’ Meeting.

The Board of Directors considers that the proposal of resolution presented to the General Shareholders’ Meeting is justified by the usefulness of the Board having a mechanism regulated by corporate regulations in force allowing it to resolve one or several capital increases, with no later calling and holding of a new Shareholders’ Meeting, though within the limits, terms and conditions that this Shareholders’ Meeting decides.

The present development of mercantile companies and in particular listed companies, requires that their governing and administrative bodies should be in a position to make use of the possibilities that they are allowed by corporate regulations to provide fast and effective responses to needs arising in the business in which big companies are at present involved. One of these requirements is of course, that of giving the Company new financial resources, a fact which will often be structured by new capital contributions.

Nevertheless, the impossibility of determining in advance what the Company's needs will be as regards provision of capital and the delays and rises in costs which may be entailed by the usual call to the General Shareholders’ Meeting to increase the capital, making it hard for the Company to respond to market demands effectively and promptly, makes it useful for the Board to be in a position to use the capital mechanism envisaged in our legislation. Indeed, recourse to delegation envisaged in article 153.1.b) of the Joint-Stock Companies Act allows the Company to give the Board of Directors an agile and flexible instrument for catering for the Company's needs more appropriately, depending on market circumstances.

With all these aims in mind, the General Shareholders’ Meeting is presented the proposal to delegate to the Board the power to resolve the increase the Company’s capital by at most 610,431,731 euro, a figure which is fifty euro cents under half the capital of the Company, giving the Board powers to proceed with any measures which may be required for the listing of the shares which may be issued in execution of the resolution. Furthermore the proposal includes leaving without effect resolution seven of the ones passed by the General Shareholders’ Meeting on May 31st 2005, according to which the Board of Directors was authorised to increase the capital stock under what is envisaged in article 153.1.b) of the Joint-Stock Companies Act.

The proposal sets, in accordance with Article 153.1.b) of the Jpit Stock Companies Act, that the shares issued in exercise of this delegation will be in consideration of monetary contributions, and contains the possibility of a non-complete subscription of the new shares, in accordance with Article 161.1 of the Joint Stock Companies Act.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

3.Justification of the proposal to delegate to the Board the powers to suppress the preferential subscription right.

In accordance with Article 159.2 of the Joint Stock Companies Act, the General Shareholders’ Meeting, when it deems necessary, properly justified by the Board and required by the corporate interest, can also delegate to the Board the power to suppress the preferential subscription right.

The power to suppress the preferential subscription right can only be exercised by the Board in those events required by the company interest, provided that the par value of the new shares plus, if applicable, the share premium, will correspond to the fair value determined by the auditor appointed by the competent Commercial Register, such fair value being referred, unless the contrary is proved, to the quoted price of the shares.

Only the Board can determined in each moment whether the suppression of the preferential subscription rights is proportionate to the benefits to be obtained by the Company and, therefore, decide the suppression because of the corporate interest. In anuycase, the Board will have to comply with the conditions required by Law.

The Board of Directors considers that this power to exclude the preemptive rights as complementary to that of increasing the capital is justified for several reasons. First of all, the suppression of the preemptive rights tends to allow the relative lowering of the costs associated with the operation (including in particular the commissions of the financial institutions involved in the issue) in comparison with an issue with preemptive rights. Secondly, the power to eliminate the preemptive right puts the administrators in a position to considerably increase the speed of action and response sometimes demanded by current financial markets, allowing the Company to take advantage of the times in which market conditions prove more favourable. Furthermore, the suppression of the preemptive rights means less distortion of the negotiation of Company shares during the issue period, which tends to prove shorter than in an issue with rights.

Although the Joint Stock Companies Act does not in any way limit the ACM’s capacity to confer authority on the board of directors to eliminate pre-emptive subscription rights, within the maximum limit of 50% of the company’s share capital at the time of authorisation, the board of directors has deemed it more suitable, in line with international recommendations and tendencies in best market practices, and in order to help protect shareholders’ interests, to limit this power to a maximum of 20% of the Company share capital at the moment of granting the resolutions, provided that, pursuant to article 159.2 of the Companies Act and as made manifest in this report, the Company’s best interests are properly explained to the shareholders.

Even so, note should be taken that the exclusion of the preemptive rights is a power that the General Shareholders’ Meeting delegates to the Board of Directors and that the latter must, after taking into consideration the specific circumstances and in respect of the legal requirements, decide in each case if it is proper to exclude said right or not. In the event of the Board of Directors deciding to make use of the possibility of excluding the preemptive rights in a specific capital increase to which it may resolve, making use of the authorisation granted by the General Shareholders’ Meeting, it will when resolving the increase issue a report explaining the specific reasons of company interest which justify that decision to eliminate the right, which will in turn by covered by the relevant auditors’ report referred to in article 159.2 of the Joint-Stock Companies Act. Both reports will be made available to the shareholders and made known to the first General Shareholders’ Meeting to be held after the agreement for increase, according to what is laid down in said precept.

REPORTS OF THE BOARD OF DIRECTORS ON PROPOSALS OF RESOLUTIONS

Report of the Board of Directors on the proposal of resolutions concerning the eighth point on the Agenda (“Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting”).

This is the usual resolution that empowers the Board of Directors to execute the resolutions of the General Shareholders' Meeting, including the powers to register the annual financial statements as well as the resolutions subject to this requirement.

REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE MANAGEMENT REPORT

Report explaining the Additional Information of the Management Report for the fiscal year ended on December 31st, 2009

In accordance with Section 116.bis of the Securities Market Act, the present report, regarding the additional information required by said provision to be included in the Management Report, is formulated for its presentation at the Ordinary General Shareholders’ Meeting of the Company.

A	Structure of the capital, including any securities not traded on a

EU regulated market, indicating the different classes of shares, if any, the rights and obligations granted by each class and the percentage of capital it represents.

Repsol YPF, S.A. currently has a capital of 1,220,863,463 euros, divided into 1,220,863,463 shares with a par value of 1 euro each, fully subscribed and paid up, all in the same class and, consequently, with the same rights and obligations.

The Repsol YPF, S.A. shares are issued in book-entry form and were admitted in their entirety for listing in the electronic continuous trading system of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), New York (New York Stock Exchange) and Buenos Aires (Bolsa de Comercio de Buenos Aires).

B	Any restriction on the transferability of shares

As set out in the 11th Additional Provision of Act 34/1998 on the hydrocarbons sector, as per the wording of Royal Decree Law 4/2006, 24 February, administrative authorization must be sought from the National Energy Commission for certain holding acquisitions that involve companies that carry out regulated activities or activities that are subject to administrative intervention which entails a special binding relationship.

The Ruling of the Court of Justice of the European Communities (CJEC) of 28 July 2008 set out that, by enforcing this requirement, the Kingdom of Spain has breached the obligations incumbent upon it under articles 43 (freedom of establishment) and 56 (freedom of movement of capital) of the European Community Constitutional Treaty.

C	Direct or indirect significant interest in the share capital

As of the last date available, the following were the most significant holdings in the share capital of Repsol YPF, S.A.:

REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE MANAGEMENT REPORT

Shareholder	Total % of the share capital
Sacyr Vallehermoso, S.A. (1)	20.01
Criteria Caixa Corp. (2)	14.31
Petroleos Mexicanos (3)	4.81

(1)	The shareholding of Sacyr Vallehermoso is held through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.
(2)	Criteria Caixa Corp. holds 9.28% directly and 5.02% indirectly through Repinves S.A. (a company in which Criteria Caixa Corp. has a 67.60% interest).
(3)	The shareholding of Petroleos Mexicanos (Pemex) is held through Pemex Internacional España, S.A. and through several equity swap instruments with certain financial institutions providing mechanisms furnishing Pemex with the financial rights and the exercise of voting rights up to 4.81% of the company’s share capital.

Furthermore, in January 2008 the entities Barclays Global Investors, NA, Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG notified the Spanish Securities Market Commission (CNMV) of the existence of a concerted agreement for the exercise of voting rights in Repsol YPF regarding a 3.22% holding. On 4 February 2010, the entity Blackrock, Inc. reported to the CNMV that it had acquired an indirect holding in the share capital of Repsol YPF, S.A. of 3.539% (43,213,390 shares) via the company Blackrock Investment Management (UK), as a consequence of its acquisition of the business of Barclays Global Investors on 1 December 2009.

D	Any restriction on voting rights

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Article 27 of the Corporate Articles of Association of Repsol YPF, S.A. lays down that the maximum number of votes than an individual shareholder, or companies belonging to the same Group, may cast at the General Meeting of Shareholders shall be 10% of the Share Capital with voting rights.

•

Furthermore, article 34 of Royal Decree Law 6/2000 sets out certain restrictions on the exercise of voting rights in more than one principal operator in the same market or sector. Among others, it lists the markets for the production and distribution of fuels, the production and supply of liquid petroleum gases and the production and supply of natural gas, principal operator being understood to be any of the entities that hold the five largest shares in the market in question.

Such constraints are specified as follows:

•

Natural or legal persons who have a direct or indirect holding of over 3% in the Share Capital or the voting rights of two or more principal operators in the same market may not exercise the voting rights attached to the excess over and above such percentage in more than one of those companies.

•	A principal operator may not exercise voting rights representing more than 3% of the Share Capital of another principal operator in the same market.

These prohibitions shall not apply to parent companies which have the status of principal operator with respect to their controlled companies that have the same status, provided that such structure is imposed by the legal system or is the consequence of a mere redistribution of securities or assets among companies in the same Group.

The National Energy Commission, as the energy market regulatory body, may authorize the exercise of the voting rights attached to the excess, provided that this does not favour the exchange of strategic information or entail risks of coordination in their strategic activities.

E	Shareholders’ agreements

Repsol YPF, S.A. has not been notified of any shareholders’ agreements regulating the exercising of voting rights at its general meetings or limiting or establishing conditions for the free transferability of the Repsol YPF, S.A. shares.

REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE MANAGEMENT REPORT

F	Rules applicable to the appointment and replacement of directors and to the amendment of the Articles of Association.

•	Appointment

Members of the board are appointed by the General Meeting of Shareholders, without prejudice to the power of the Board to appoint shareholders to fill any vacancies that may arise, up to the next general meeting.

No-one affected by the prohibitions established in section 124 of the Joint Stock Companies Act or any other incompatibilities established in current laws may be appointed director of the company.

Nor may persons or entities that are in a permanent conflict of interest with the company be directors, including competing companies, their directors, executives or employees, or any persons related to or proposed by such companies.

Directors must be persons who, as well as meeting the requirements stipulated in law and the bylaws, have recognised prestige and adequate knowledge and professional experience and expertise to perform their duties.

Nominations for the appointment of directors submitted by the Board to the General Meeting and appointments made by cooptation must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

•	Re-election

The Nomination and Compensation Committee assesses the quality of work and dedication to office during the preceding term in office of any directors proposed for re-election.

The proposals for re-election of directors submitted by the Board to the General Meeting must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

•	Retirement

Directors shall retire from office upon expiry of the term for which they were appointed (unless they are re-elected) and in the other cases contemplated in law, the Articles of Association and the Regulations of the Board.

Directors must also tender their resignations to the board in any of the following circumstances:

a. When they are affected by any of the cases of incompatibility or prohibition established in law, the Articles of Association or regulations.

b. If they are seriously reprimanded by the Nomination and Compensation Committee or the Audit and Control Committee for defaulting their obligations as directors.

c. When, in the opinion of the Board, subject to a previous report by the Nomination and Compensation Committee:

1.	Their remaining on the Board could jeopardise the interests of the company or adversely affect the functioning of the board or the reputation of the company; or

2.	The reasons for their appointment have disappeared. This includes, in particular:

•

Institutional Outside Directors, if the shareholder they represent or that proposed their appointment disposes of all their shares. They shall also tender their resignations and resign, should the board so deem fit, in the corresponding proportion, if the shareholder in question disposes of part of its shareholding interest, to an extent requiring a reduction in the number of its institutional outside directors.

•	Executive Directors, if they cease to hold the executive positions outside the Board to which their appointment as director was linked.

REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE MANAGEMENT REPORT

The Board will not propose the removal of any Independent Outside Director before the end of the statutory term for which he/she has been appointed, unless there are just grounds for doing so, in the opinion of the Board, subject to a previous report by the Nomination and Compensation Committee. In particular, there shall be deemed to be just grounds when the director (i) has defaulted the duties corresponding to his/her office; (ii) is in any of the situations described in the preceding paragraphs; or (iii) falls into any of the circumstances described in the Regulations of the Board, whereby he/she can no longer be classified as a Independent Outside Director.

The retirement of Independent Outside Directors may also be proposed as a result of takeover bids, mergers or other similar corporate operations entailing a change in the ownership structure of the company, insofar as this may make it necessary to establish a reasonable balance between Institutional and Independent Outside Directors, in accordance with the ratio of capital represented by the former and the rest of the capital.

•	Amendment of the Articles of Association

The Articles of Association of Repsol YPF, S.A., available on its web site (www.repsol.com), do not establish any conditions differing from those set out in the Joint Stock Companies Act for their amendment, except for the amendment of the last paragraph of Article 27, concerning the maximum number of votes that may be cast at General Meetings by any one shareholder or the companies belonging to the same group. This resolution, and the resolution to amend this special provision contained in the final paragraph of Article 22 of the Articles of Association, must be adopted with the favourable vote, on first and second call, of 75% of the voting capital attending or represented at the general meeting.

G	Powers of the Board, particularly those concerning the issuing or repurchasing of shares

The Annual General Meeting of Shareholders of the company, held on 31 May 2005 agreed to authorise the Board of Directors to increase the Share Capital, once or several times, during a period of 5 years, by the maximum amount of €610,431,731 (approximately half of the current Share Capital), by issuing new shares the counter value of which shall consist of cash contributions.

Likewise, the Annual General Meeting of Shareholders of the company, held on 14 May 2009, authorised the Board of Directors to engage in the derivative acquisition of own shares, under the terms indicated above in the “Financial situation” section of this Management Report.

Finally, in addition to the powers recognised in the company’s Articles of Association and the Board Regulations as being conferred upon the Chairman and Vice-Chairmen of the Board, the Executive Directors have each been granted general powers of attorney to represent the company, conferred by the Board of Directors, and which are duly recorded in the Commercial Register of Madrid.

H	Significant agreements entered into by the company, which are to become effective, be amended or terminate upon a change in the control of the company following a takeover bid, and the effects thereof, unless disclosure may be seriously detrimental to the company. This exception will not be applicable when the company is legally obliged to disclose this information.

The company participates in exploring for and exploiting hydrocarbons through consortiums or joint ventures with other oil companies, both public and private. In the contracts that govern relations between the members of the consortium the other partners are usually granted a right of first refusal over the holding of the partner on which a change of control takes place when the value of said holding is significant in relation to the overall assets of the transaction or when other conditions set out in the contracts occur.

REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE MANAGEMENT REPORT

Likewise, according to the rules regulating the oil and gas industry in the different countries in which the company operates, the transfer, total or partial, of research permits and exploitation concessions as well as, on occasions, the change of control in the concessionaire entity or entities and in particular in the entity that has the status of mining area operator, are subject to prior authorisation by the competent administrative authority.

In addition, the agreements entered into by and between Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) relating to Gas Natural SDG S.A., reported as relevant events through the Securities Market Commission, as well as the Industrial Agreement Activity between Repsol YPF and Gas Natural SDG S.A. foreseen in the abovementioned agreements and disclosed as a relevant event on 29 April 2005 and the Partnership Agreement between Repsol YPF and Gas Natural SDG relating to Repsol–Gas Natural LNG S.L. consider the change in the control structure of either of the parties to be grounds for termination.

I	Agreements between the company and its directors, executives or employees contemplating compensations when the latter resign or are dismissed without cause, or if their employment relationship is terminated as a result of a takeover bid.

•	Executive Directors

The Chairman and the Secretary and General Counsel are entitled to a Deferred Economic Compensation in the event of termination of their relation with the company, provided such termination is not due to any default of their obligations or at their own desire, without any of the justifying causes contemplated in the contract. The amount of the compensation for termination of the relation is three years’ total monetary remuneration.

•	Executives

The Repsol YPF Group has established a single legal statute for its executives, set out in the Executive Contract, which regulates the compensations applicable in cases of termination of the employment relationship, contemplating as grounds for compensation those stipulated in current legislation.

For members of the Executive Committee, these grounds include resignation by the executive following a business succession or major change in the ownership of the company, resulting in a material change in the members of the governing bodies or in the contents and approach of the principal activity of the company.

The amount of these compensations is calculated according to the age, seniority and salary of the executive, except in one case, for which compensation has been established at the equivalent of three years' total monetary remuneration.

Additional information of these matters is detailed in note 33 to the Consolidated Annual Accounts.

REPORT ON THE REMUNERATION POLICY FOR DIRECTORS OF REPSOL YPF, S.A.

Report on the remuneration policy

for directors of Repsol YPF, S.A.

Competences of the board of directors and the nomination and compensation committee

The competences of the Board of Directors and its Nomination and Compensation Committee on Directors’ remuneration are established in the By-Laws and in the Regulations of the Board of Directors.

In accordance with article 5.3.C) of the Regulations of the Board of Directors, the Directors’ emoluments and, in the case of Executive Directors, the additional remuneration for their executives duties and other conditions of their contracts, have to be approved by the Board.

The Nomination and Compensation Committee, in accordance with article 33.4.a) of the Regulations, will propose to the Board its remuneration policy, assessing the responsibility, dedication and incompatibilities required to the Directors. In the case of Executive Directors, the Committee proposes to the Board their additional remuneration for their executive duties and other conditions of their contracts.

Remuneration policy for directors

1. Corporate Governance framebook.

The Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) approved on May 22nd, 2006 the Unified Good Governance Code as single text on corporate governance recommendations. The main purposes of this Code were to (i) unify the existing recommendations in Spain until 2003; (ii) harmonize them with those made after that date (OECD principles and European Union recommendations, among others); and (iii) take into account the views of experts from the private sector as well as those from the State Secretariat for the Economy, the Ministry of Justice and the Banco de España.

One of the main principles of the Code is its voluntariness, subject to the “comply or explain” internationally known principle expressly cited in Article 116 of the Securities Market Act.

With this report Repsol YPF follows the new recommendations and continues its transparency policy on remuneration, treating separately the remuneration of Executives and non-Executive Directors and including a description of the main principles of the remuneration policy inside the Group.

2. General principles of the remuneration policy for Directors.

In respect of the exercise by Directors of their oversight and group decision duties, the purpose of the remuneration policy is to remunerate them in a suitable way for their dedication and responsibilities without jeopardizing their independence.

In respect of the exercise by the Executive Directors of their executive duties (apart from their oversight and group decision duties), their remuneration is adapted to the executives remuneration general policy inside Repsol YPF Group, explained hereinafter.

Repsol YPF desires to be placed as an admired and distinguished Company in the fields it operates for the high value added, the excellence in management, the organization culture and the quality of its executive team.

In this regard, Repsol YPF understands remuneration as a value generating element through which the Company is able to retain and attract the best professionals, assuming undertakings with its executives and making them feel part of the organization.

Following these criteria, the determination of the total remuneration takes into consideration comparative figures from the Spanish large corporate groups. The remuneration of the Chief Executive Officer also takes into consideration the trends evolution of the European energy market.

REPORT ON THE REMUNERATION POLICY FOR DIRECTORS OF REPSOL YPF, S.A.

Therefore, the total remuneration must be understood in view of the whole of the remuneration package, harmonizing the balance among all of its elements (fixed, variable short term and medium term remuneration and social benefits):

•	Fixed remuneration: is determined taking into consideration the market references mentioned before and the sustainable contribution of each executive.

•

Annual variable remuneration: its purpose is to motivate the performance of the executive and assess annually his o her contribution to the achievement of the established goals and to the development of the organization Values. Its maximum amount is established as a percentage of the fixed remuneration.

•	Multi-annual variable remuneration: the Company has implemented monetary medium term incentive programs, with a four years measurement period.

These programs sought to strengthen the ties of the executives with the interests of the shareholders through the sustainable creation of value, remunerating the contribution to the achievement of the strategic goals of the Company, and, at the same time, furthering the continuation of the executives within the Group in an increasingly competitive employment market.

•	Other benefits: the above described monetary remunerations are complemented with welfare systems and health and life insurances, aligned with the reference market practices.

3. Directors remuneration estructure

A.	Fixed remuneration

a.	Due to membership on the Board of Directors of Repsol YPF

In accordance with Article 45 of the bylaws, the Company may pay remuneration equal to 1.5% of its net profit to its Board members each year for the exercise of their oversight and group decision duties, but this amount can only be paid after covering the legal reserve and any other compulsory reserves and declaring a dividend of at least 4%. The Board of Directors shall decide on the exact sum payable within this limit and on its distribution among the Directors, taking into account the positions held on the Board and its Committees by each Director.

The Nomination and Compensation Committee shall propose to the Board the criteria it considers appropriate to achieve the purposes of this Article of the By-Laws.

The remuneration of the Directors is calculated through the allocation of points for the membership to the Board and its Committees.

The Board of Directors held on February 25, 2009 agreed not to increase the value of the point for 2009, keeping the value of the point set for 2008 fiscal year (Euros 86,143.51 -annual gross).

The allocation of points is the following:

POINTS
Board of Directors	2
Delegate Committee	2
Nomination and Compensation Committee	0.5
Strategy, Investment and Corporate Social Responsibility Committee	0.5
Audit and Control Committee	1

The amounts of the remuneration earned by each Director in 2009 by virtue of membership to the Board and its Committees are as follows:

REPORT ON THE REMUNERATION POLICY FOR DIRECTORS OF REPSOL YPF, S.A.

	Board of Directors	Delegate Committee	Audit and Control Committee	Nomination and Compensation Committee	Strat., Invest. and CSR Committee	TOTAL
Antonio Brufau	172,287	172,287	—	—	—	344,574
Luis Suárez de Lezo	172,287	172,287	—	—	—	344,574
Antonio Hernández-Gil	71,786	71,786	—	17,947	—	161,519
Carmelo de las Morenas	172,287	—	86,144	—	—	258,431
Henri Philippe Reichstul	172,287	172,287	—	—	—	344,574
Paulina Beato	172,287	—	86,144	—	—	258,431
Javier Echenique	172,287	172,287	86,144	—	—	430,718
Artur Carulla	172,287	114,858	—	43,072	—	330,217
Luis del Rivero	172,287	172,287	—	—	—	344,574
Juan Abelló	172,287	—	—	—	43,072	215,359
Pemex Intern. España	172,287	172,287	—	—	43,072	387,646
José Manuel Loureda	172,287	—	—	28,715	43,072	244,074
Luis Carlos Croissier	172,287	—	—	—	43,072	215,359
Isidro Fainé	172,287	172,287	—	—	—	344,574
Juan María Nin	172,287	—	—	43,072	43,072	258,431
Ángel Durández	172,287	—	86,144	—	—	258,431
María Isabel Gabarro	114,858	—	—	28,715	28,715	172,288
TOTAL	2,770,949	1,392,653	344,576	161,521	244,075	4,913,774

Note: On 14 May, 2009, Mr. Antonio Hernández-Gil leaved the Board of Directors and the Committees to which he belonged, and he was replaced by Ms. M a Isabel Gabarro, who was appointment member of the Nomination and Compensation Committee and the Strategy, Investment and Corporate Social Responsibility Committee

In this date, Mr. Artur Carulla was appointment member of the Delegate Committee and Mr. José Manuel Loureda of the Nomination and Compensation Committee.

b.	Due to membership on the Board of Directors of subsidiaries

The amount accrued by the CEO in 2009 for his membership in the Board of Directors of Group companies, jointly controlled companies or associates, totalled 333,388 euros (67,738 euros for his membership to the Board of Directors of YPF, S.A. and 265,650 euros for his membership to the Board of Directors of Gas Natural SDG, S.A.). The amount accrued in 2009 by the Director and General Counsel for the same concept totalled 103,786 euros (35,869 euros for his membership in the Board of Directors of Compañía Logística de Hidro-carburos, S.A. and 67,917 euros for his membership to the Board of Directors of YPF, S.A.).

The non-Executive Directors has not received remuneration of any other kind due to membership on the Board of Directors of Group companies, jointly controlled companies or associates.

c.	Due to the discharge of executive duties

This Section contains information regarding fixed remuneration accrued by the Executive Directors due to the holding of executive positions and the discharge of executive duties.

Taking into consideration the aforementioned, the fixed remuneration earned by the CEO and by the Director and General Counsel in 2009 amounted to 2,310 thousand euros and 959 thousand euros, respectively.

B.	Annual variable remuneration

Inside the Board, the short term variable remuneration is only applicable to Executive Directors. The annual variable remuneration of the Executive Directors is calculated as a percentage of their fixed remuneration taking into consideration the global evaluation of their performance. The CEO and the Director and General Counsel have accrued in 2009 an annual variable remuneration of 264 thousand euros1 and 384 thousand euros, respectively.

(1) The statutory attentions for being member of the administrative bodies of the Repsol YPF Group and participated Companies are deducted from the CEO's annual variable remuneration.

REPORT ON THE REMUNERATION POLICY FOR DIRECTORS OF REPSOL YPF, S.A.

C.	Multi-annual variable remuneration

Since 2000, the Nomination and Compensation Committee (formerly the Selection and Compensation Committee) of the Board of Directors of Repsol YPF has been implementing a loyalty-building program geared initially toward executives and extendable to other people with responsibilities within the Group. This program consists of setting a medium-/long-term incentive, as part of the remuneration system.

At the end of the 2009 fiscal year, the 2006-2009, 2007-2010, 2008-2011 and 2009-2012 incentive plans were in effect, although it is worth noting that the first of the above-mentioned programs (2006-2009) was closed, in accordance with its terms, on December 31, 2009, and its beneficiaries will receives their respective variable remuneration in the first quarter of 2010, after evaluation the degree of achievement of their objectives.

The said programs are separate from each other, but their primary characteristics are the same. In all cases, these are specific multiple year remuneration plans for the fiscal years included in each one of them. Each plan is tied to the achievement of a series of Group strategic objectives. The achievement of the respective objectives gives the beneficiaries of each plan the right to receive the medium-term variable remuneration in the first quarter following the fiscal year in which it ends. Nevertheless, in each case, the receipt of the incentive is tied to the beneficiary remaining in the service of the Group until December 31 of the last fiscal year in the program, with the exception of the special cases discussed in its specific terms.

In all the incentive plans, if obtained, would consist of an amount determined at the time of its granting, applying a first variable coefficient, in accordance with the degree of achievement of the objectives set out, additionally multiplied by a second variable coefficient, tied to the beneficiary’s performance throughout the period covered by the program.

None of the four plans implies the delivery of shares or options to any of its beneficiaries, nor is it pegged to the value of Repsol YPF stock.

The CEO does not participate in any of the incentive programs in force at this time. Nevertheless, the degree of achievement of the program expiring each year will be taken as reference for the determination of the multi-annual variable remuneration of each year which will be paid in the following year.

The Director and General Counsel is a beneficiary of 2006-2009, 2007-2010, 2008-2011 and 2009-2012 programs.

During 2009, the CEO and the Director and General Counsel have accrued a gross value of 988 thousand euros and 222 thousand euros, respectively, for this concept.

Inside the Board, this remuneration concept is only applicable to Executive Directors.

D.	Welfare systems

Repsol YPF considers that the remuneration package of the Executive Directors must have a composition in accordance with markets trends. In this regard, the remuneration previously detailed is complemented with a welfare system.

An insurance policy covers the retirement, disability and decease contingencies of the CEO, with Repsol YPF acting as policyholder.

In case of termination of his relationship with Repsol YPF, the CEO will acquire the ownerships of the funds. The CEO is the beneficiary in case of retirement and disability. In case of decease, the beneficiaries are those appointed by the CEO.

The Director and General Counsel is a beneficiary of the Loyalty Premium (Premio de Permanencia), a remuneration concept of deferred payment. The purpose of this concept, implemented through a Securities Investment Fund (Fondo de Inversión Mobiliaria—FIM) called Loyalty Fund (Fondo de Permanencia), is to reward his continuance in Repsol YPF Group.

Annually Repsol YPF contributes to FIM, under the form of participations, a 20% of the annual fixed remuneration of the Director and General Counsel. The Company is the owner of such participations until retirement of the Director and General Counsel. Upon his retirement, the Director and General Counsel will be the owner of the participations. In addition, in case of termination of his contract (when he is entitled to severance payments) and upon his 62 birthday, he will be entitled to receive the accumulated amount of the Loyalty Premium.

He is also participant of the Repsol YPF pensions’ plan of defined contribution, which maximum annual contribution was collectively agreed on 7,212 euros.

REPORT ON THE REMUNERATION POLICY FOR DIRECTORS OF REPSOL YPF, S.A.

In addition, he is the beneficiary of a decease and disability insurance policy, with Repsol YPF acting as policyholder.

The cost of the retirement, disability and death insurance policies and of the contributions to pension plans and to the prevision plans, including, as pertinent, those pertaining to entries on account, which the Company has incurred for Executives Directors, amounted to a total of 2,748 thousand euros in 2009. Of this amount, in the case of the CEO, 198 thousand euros correspond to his death insurance policy, 2,270 thousand euros correspond to the contributions for the pension plan and to the cost of the retirement insurance; in the case of the Director and General Counsel, 81 euros thousand correspond to his death insurance policy, 7 thousand euros to the contributions for the pension plan and to the cost of the retirement insurance, and 192 thousand euros for the contributions to the Loyalty Premium.

Non-Executive Directors are not beneficiaries of any other Repsol YPF welfare system instrument.

E.	Other payments

In addition, in 2009 the expenses related to remuneration in kind of the Executive Directors amounted to 51 thousand euros, with respect to the CEO, and 2 thousand euros, with respect to the Director and General Counsel.

The Non-Executive Directors have not received any remuneration in kind.

F.	Other contractual conditions

All the Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of Repsol YPF Croup.

G.	Other contractual conditions of the Executive Directors

The CEO and the Director and General Counsel are entitled to a Deferred Economic Compensation in the event of termination of their relation with the Company, equivalent to three years’ total monetary remuneration, plus one year’s total monetary remuneration in compensation for the non-competition agreement for the year following termination.

The Deferred Economic Compensation will be paid to the Executive Directors provided termination of the relation with the Company is due to causes attributable to the Company or by mutual agreement or, in the case of the Director and General Counsel, is due to objective circumstances such as an important change in the Company’s share capital ownership.

This report was formulated by the Board of Directors of Repsol YPF in its meeting held on March 24, 2010.

AUDIT AND CONTROL COMMITTEE

Audit and Control Committee of the Board of Directors of Repsol YPF, S.A.

Activity Report for the 2009 Fiscal Year

1.	Background

2.	Composition

3.	Regulations of the audit and control committee

4.	Operation

5.	Resources of the Committee

6.	Main activities carried out in the 2009 fiscal year

6.1.	Economic / financial information

6.2.	Internal control systems

6.3.	Relations with the Internal Auditor

6.4.	Relations with the External Auditor

6.5.	Oil and gas reserves

6.6.	Enviroment and security

6.7.	Assessment of the operation of the Audit and Control Committee

6.8.	Internal Transparency Committee of Repsol YPF, S.A:

6.9.	“Comunications to the Audit Committee” Application

6.10.	Criteria of independence of the New York Exchange (NYSE) for foreing private issuers

Appendix: Calendar of meetings held in the 2009 fiscal year

AUDIT AND CONTROL COMMITTEE

1	Background

The Audit and Control Committee of the Board of Directors of Repsol YPF, S.A. was constituted by the Board at its meeting held on February 27, 1995.

Although recognised by a number of “Codes of Good Corporate Governance” published in Spain, such as the “Olivencia” Report (1998) and the “Aldama” Report (2003), the constitution of this type of Committees in the Board of Directors of listed companies, was not obligatory in this country until November 23 date in which the Financial System Reform Measures Act 44/2002, of 22 November, came into effect.

Article 32 of the Regulations of the Board of Directors of Repsol YPF, S.A. establishes the structure, the operation and the field of activity of the Audit and Control Committee.

In accordance with the provisions of these Regulations, the Committee is an internal body of the Board of Directors with duties of supervision, reporting, advice and proposal, as well as the other duties attributed to it by Law, the Articles of Association or the Regulations of the Board of Directors.

The essential function of the Committee is to act as support for the Board of Directors in its tasks of supervising, through the regular checking of the preparation of economic and financial information, of its executive controls, supervision of the Internal Audit and of the independence of the External Auditor, as well as reviewing compliance with all the legal provisions and internal regulations applicable to the company. Similarly, the Committee has the power to submit the agreement proposal for the Board of Directors, for its subsequent submission to the General Shareholders’ Meeting, on the appointment of the External Accounts Auditors, the renewal or cessation of its appointment, and the terms under which it is to be retained.

Since its creation, and until 31 December 2009, the Board of Directors’ Audit and Control Committee has met on one hundred and twelve occasions (the last – in this period – was on 15 December 2009).

2	Composition

Both the Articles of Association and the Regulations of the Board of Directors establish that the Audit and Control Committee will comprise at least three members. Similarly, these rules stipulate that all the members of the Committee should be Outside or non-Executive Directors.

Likewise, and with the aim of ensuring the best fulfilment of its duties, the Regulations of the Board of Directors establish that the members of this Committee will be appointed by the Board, taking into account their knowledge and experience in terms of accountancy, auditing or risk management, and the Chairman must also have experience in business management and knowledge of accounting procedures and, in any event, some of its members must have the financial experience that may be required by the market regulatory bodies of the stock markets in which the shares or titles of the Company are listed, this last is a condition held by Mr. Carmelo de las Morenas López and Mr. Ángel Durández Adeva as regards the "financial expert" regulated by the U.S. Securities and Exchange Commission (SEC).

The Committee appoints its Chairman from among its members, who must, in any event, have the status of Independent Outside Director, while the Secretary of the Committee will be the Secretary of the Board of Directors.

The members of the Audit and Control Committee serve for a term of four years as of their appointment, and they may be re-elected after this term, with the exception of its Chairman, who may not be re-elected until one year has elapsed after their resigning from the post, without prejudice to their continuance or re-election as member of the Committee.

During the 2009 fiscal year, the composition of the Audit and Control Committee has been the following:

AUDIT AND CONTROL COMMITTEE

Position	Members	Type
Chairwoman	Mrs. Paulina Beato Blanco	Independent Outside
Member	Mr. Carmelo de las Morenas López	Independent Outside
Member	Mr. Ángel Durández Adeva	Independent Outside
Member	Mr. Javier Echenique Landiríbar	Independent Outside

Consequently, during the 2009 fiscal year all the members of the Audit and Control Committee have held the status of "Independent Outside Directors", in accordance with the requirements set out in Article 3.5 of the Regulations of the Board of Directors, having been appointed due to their recognised personal and professional prestige and to their experience and expertise for the exercise of their duties. Similarly, they are not connected with the executive team and the significant shareholders of the company and they incur none of the situations described in Article 13.2 of the Regulations of the Board of Directors.

During the 2009 fiscal year and until the date of approval of the present Activity Report there has been no change in the composition of the Committee.

The professional profiles of the members of the Committee are the following:

Mrs. Paulina Beato Blanco: Córdoba, 1946. Phd Economics, Complutense University of Madrid and University of Minnesota, Professor of Economic Analysis, Commercial Expert and Economist of the State. Former Executive Chairman of Red Eléctrica de España, Director of CAMPSA and major financial institutions. Formerly Chief Economist in the Sustainable Development Department of Inter-American Development Bank and Consultant in the Banking Supervision and Regulation Division of the International Monetary Fund. Currently she is advisor to the Iberoamerican Secretary General (Secretaria General Iberoamericana), professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.

Mr. Carmelo de las Morenas López: Sevilla, 1940. Ba in Economics and Law. Started Career In Arthur Andersen & Co. Subsequently General Manager of the Spanish Subsidiary of the Delet Banking Corporation and Chief Finance Officer of Madridoil and Transportes Mariti-mos Pesados. Joined Repsol Group in 1979 holding different Management Positions. In 1989 he was appointed Chief Financial Officer, up to the end of his career in the company. Up to 31 December 2005 was member of the Standard Advisory Council of IASB. Currently he is Chairman of Casa del Alguacil Inversiones, SICAV, S.A. , Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma, S.A.

Mr. Ángel Durández Adeva: Madrid, 1943. BA Economics, Profesor of Commerce, chartered accountant and founding member of the Registry of Economic Auditors. He joined Arthur Andersen in 1965 where he was Partner from 1976 to 2000. Up to March, 2004 he headed the Euroamerica Foundation, of which he was founder, entity dedicated to the development of business, political and cultural relationships between the European Union and the different Latin American Countries. Currently he is Director of Cestevision Telecinco, S.A., Expo-nencial-Agencia de Desarrollos Audiovisuales, S.L., Ambers & Co and FRIDE (Foundation for the international relations and the foreign development), Chairman of Arcadia Capital, S.L. and Información y Control de Publicaciones, S.A., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente y Vicepresident of Fundación Euroamérica.

Mr. Javier Echenique Landiribar: Pamplona (Navarra), 1951. Ba Economics and Actuarial Science. Former Director-General Manager of Allianz-Ercos and General Manager of BBVA Group. Currently is Chairman of Banco Guipuzcoano, Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), S.A., Abertis Infraestructuras, S.A., Grupo Empresarial ENCE, S.A. and Celistics, L.L.C, Delegate of the Board of Telefonica, S.A. in the Basque region, Member of the Advisory Board of Telefónica Spain, Member of Foundation Novia Salcedo and Foundation Altuna, and Member of the Circulo de Empresarios Vascos.

AUDIT AND CONTROL COMMITTEE

3	Regulation of the Audit and Control Committee

The internal regulation of the Audit and Control Committee is included in Article 39 (“Audit and Control Committee”) of the Articles of Association and in Article 32 (“The Audit and Control Committee”) of the Regulations of the Board of Directors.

The Articles of Association and the Regulations of the Board of Directors are registered in the Madrid Trade Registry and are accessible to the public on the Company’s website (www. repsol.com).

4	Operation

In accordance with the provisions of the Regulations of the Board of Directors, the Audit and Control Committee meets as many times as is necessary in order to fulfil the duties with which it has been entrusted and whenever its Chairman calls it or when so requested by two of its members. The calls to meeting are communicated, with a minimum advance notice of 48 hours, by letter, telex, telegram, fax or e-mail, and will include the agenda of the meeting. The minutes of the previous meeting will be included with the call to meeting, whether they have been approved or not, as will the information that is deemed necessary and that is available.

The meetings are normally held at the registered office of the company, but they may also be held at any other address determined by the Chairman and stated in the call to meeting.

For the Committee to be validly constituted, it is required that more than half of its members attend the meeting, in person or represented, except in the event of a lack of call to meeting, which requires the attendance of all of them. Members of the Committee who do not attend the meeting in person may confer their representation on another member of the Committee.

Agreements must be adopted with the vote in favour of the majority of the members present in person or by representation. In the event of a tie, the Chairman or the person acting in their place at the meeting will have the casting vote.

The Secretary to the Committee draws up the minutes of the agreements adopted at each meeting, which will be available to the members of the Board.

The Chairman of the Committee regularly informs the Board of Directors of the progress of its actions.

The Committee drafts an annual calendar of meetings and an action plan for each fiscal year, including an Annual Report on its actions, informing the Board of this.

Similarly, at least once a year the Committee assesses its operation and the quality and efficiency of its work, informing the Board of this.

5	Resources of the Committee

For the best fulfilment of its duties, the Committee may use the advice of Lawyers or other external professionals, in which case the Secretary of the Board of Directors, on requirement by the Chairman of the Committee, will make available everything necessary for hiring these Lawyers and professionals, whose work will be directly referred to the Committee.

Similarly, it may use the collaboration of any member of the management team or the rest of the staff, and the attendance at its meetings of the Company’s Accounts Auditors.

AUDIT AND CONTROL COMMITTEE

6	Main activities carried out in the 2009 Fiscal Year

In the 2009 fiscal year, the Audit and Control Committee met on ten occasions, as described in the Appendix.

In fulfilment of its essential duty of acting as support for the Board of Directors in its tasks of supervising, and among other activities, the Committee carried out the periodic review of the economic/financial information, the supervision of the internal control systems and the control of the independence of the External Accounts Auditor. This Report contains a summary grouped under the various basic duties of the Committee.

Attached, as an Appendix, is a calendar of the meetings held by the Audit and Control Committee during the 2009 fiscal year, with a description of the main issues discussed in them.

6.1	Economic/financial information

During the period covered by this Activity Report, the Audit and Control Committee has analysed, prior to its presentation to the Board, and with the support of the Economy/Finance General Department and the External Accounts Auditor of the Company, the annual financial statements for the 2008 fiscal year, and the quarterly and six-monthly statements for the first quarter, first six months and third quarter of the 2009 fiscal year.

Similarly, the Committee has verified that the Annual Financial Statements for the 2008 fiscal year, submitted to the Board of Directors for their approval, have been certified by the Chairman and the Croup Managing Director of Finance and Corporate Services (CFO) on the terms required by the applicable internal and external rules.

Besides this, the fact that the Repsol YPF Croup is listed on the New York Stock Exchange requires the submission to the SEC of the “Annual Report on Form 20-F”, a report that contains the Croup’s annual financial statements and financial information according to the criteria set out by US legislation. To this effect, the Committee has reviewed the content of this report prior to its filing.

Similarly, the Committee has checked the content of the Consolidated Financial Statements for the 2008 fiscal year which the Company, in its capacity as company listed in Argentina, has submitted to the Comisión Nacional de Valores (CNV) and the Bolsa de Comercio in Buenos Aires.

6.2	Internal control systems

In order to check the internal control and risk management systems periodically so that the main risks are identified, managed and adequately understood, the Committee has monitored the progress of the Annual Corporate Audit Plan, aimed at covering the Croup’s critical and significant risks.

Throughout the fiscal year, the Committee has been informed by the Corporate Audit Director of the most relevant facts and recommendations made evident in the tasks performed in the year and the status of the recommendations issued in previous years.

Similarly, the Committee has been informed regarding the systems to control reserves; the annual planning scheme, directed to asses the running and suitability of the internal control systems of the Company in the identification and moderation of the fraud risks, inefficiencies in the internal control, non-fulfilment of the rules and legislation, reputational risk and inadequate assets protection and control over the participated operations; the credit risk management of clients and debtors, the exchange rate and the interest rate, and the theoretical methodological approach proposed to measure an prioritize the risks of the Risk Map; the Compliance Program conceive as one of the factors that mitigate “Regulatory and Compliance Risks”.

Additionally, the Audit and Control Committee has supervised the adaptation of the internal control system on financial information of the Repsol YPF Croup to the requirements of the

AUDIT AND CONTROL COMMITTEE

Sarbanes – Oxley Act (Section 404). To this effect, the Audit and Control Committee acts as the ultimate control and supervision body of the operation of the Internal Control over Financial Reporting of the Group Repsol.

6.3	Relations with the internal auditor

Besides what has been described in the above section, the Committee has, in accordance with the stipulations of the Regulations of the Board, ensured the independence and efficiency of the Internal Audit and that it has the adequate qualification and resources to fulfil its duties in the Group, both in terms of staff and material elements, systems, procedures and manuals of action.

Similarly, the Committee has been informed of the closing and evaluation of the Annual Plan of Corporate Audit 2008, and analysed, approved and monitored the Annual Corporate Audit Plan for the 2009 fiscal year.

6.4	Relations with the external auditor

a.	Selection of the external auditor for the 2009 fiscal year

In fulfilment of the duties assigned to it, the Audit and Control Committee proposed to the Board of Directors, for its subsequent submission to the General Shareholders’ Meeting, the re-election of “Deloitte S.L.” as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group, for the period of one year, for the review of the Annual Financial Statements and the Management Report of Repsol YPF, S.A. and of its Consolidated Group for the 2009 fiscal year.

The Board of Directors, for its part, agreed to submit this proposal to the Ordinary General Shareholders' Meeting held on 14 May 2009, which approved it.

b.	Pre-approval of the services provided by the external auditors

In order to comply with the requirements of the Sarbanes Oxley Act and other regulations applicable to the Company, and as a measure of good corporate governance, the Audit and Control Committee, in its task of ensuring the independence of the External Auditor, agreed in the 2003 fiscal year on a procedure to approve previously all the services, be they auditing or not, provided by the External Auditor, whatever their extent, scope and nature. This procedure is regulated in an Internal Rule mandatory for the whole of the Repsol YPF Group.

By virtue of this, during the 2009 fiscal year, the Audit and Control Committee previously approved all the services provided by the External Auditor.

Similarly, a delegation of powers to the Chairwoman of the Audit and Control Committee was established so that she may authorise the services provided by the External Auditor. Making use of this delegation, the Chairwoman has approved the provision of a series of services for which the ratification of the Committee has after been requested.

c.	Information received from the external auditors

In addition to the information provided by the external auditors in other meetings of the Committee, at the meeting of the Audit and Control Committee, held on 23 February 2009, and prior to the review of the annual financial statements, the external auditors of the Repsol YPF Group, Deloitte S.L., after their confirmation of independency in compliance with the rules of the SEC of the United States, informed the Committee of the main aspects noted in the audit of the Annual Financial Statements of Repsol YPF Group at 31 December 2008 and its review of the System of Internal Control over Financial Reporting (SICFR).

In this respect, the external auditors informed that the audit opinion on the Annual Financial Statements of Repsol YPF S.A. and the Consolidated Annual Financial Statements of Repsol YPF Group was favourable and contained no exception whatsoever. They similarly reported that no “material weakness” had been detected in the SICFR to mention to the Committee.

Similarly, at the meeting of the Audit and Control Committee held on 24 June 2009 and in accordance with the professional audit rules in force in the United States (PCAOB Standards), Deloitte informed the Committee prior to the recording of its audit opinion in the SEC with regard to the “Annual report on form 20-F”.

AUDIT AND CONTROL COMMITTEE

Likewise, at the meeting of the Audit and Control Committee held on 28 July 2009, Deloitte informed of the limited review report of the six-monthly summary statements for the first quarter 2009.

At the meeting of the Audit and Control Committee held on 15 December 2009, Deloitte also informed the Committee on its preliminary review of the consolidated financial statements of Repsol YPF, S.A. at 30 September 2009 in relation to the audit of the Annual Financial Statements for the 2009 fiscal year, and on the situation of their work checking the internal controls over the financial information of the Repsol YPF Group, established in accordance with the requirements of the Sarbanes—Oxley Act (Section 404), and the scheduled plan and objectives of that review.

6.5	Oil and gas reserves

In fulfilment of the duties assigned to it, in the 2009 fiscal year the Committee supervised the sufficiency and the effective operation of the registry and internal control systems and procedures in the measurement, valuation, classification and accounting of the oil and gas reserves of the Repsol YPF Group, such that their inclusion in the periodical information of the Group is in line at all times with sector standards and applicable regulations.

6.6	Environment and security

With the aim of knowing and guiding the policy, objectives and directives of the Repsol YPF Group in the areas of environment and security, throughout the fiscal year the Committee has been informed by the Resources Department of the evolution of the main security data and environmental parameters and of the actions taken and the objectives of the Repsol YPF Group in these areas.

6.7	Assessment of the operation of the Audit and Control Committee

Based on the most important requisites and functions of the Audit and Control Committee contemplated in applicable legislation, in the Articles of Association and the internal regulations of the Board of Directors and the Committee, the Audit and Control Committee made an assessment in 2009 of its own operation and efficiency in line with the recommendations of the “Unified Code”.

In view of the results of that assessment, at its meeting of 27 January 2010 the Audit and Control Committee concluded that its operation was satisfactory and that it correctly performed the duties commissioned to it in the applicable laws and internal regulations.

6.8	Disclosure Committee (“Comité Interno de Transparencia”) of Repsol YPF, S.A.

The Audit and Control Committee has been informed regularly throughout the year on the activities of the Disclosure Committee, receiving and considering the information remitted to it by that Committee.

6.9 “Communications to the Audit Committee” Application

In accordance with current regulations in the United States for all the companies that are listed on the Stock Exchanges in that country, and as a Corporate Best Governance measure, in the 2005 fiscal year the Audit and Control Committee set up a procedure for persons so wanting to be able to inform it of any incident or irregularity regarding matters related to accounting, internal accounting controls and auditing that affect the Repsol YPF Group.

AUDIT AND CONTROL COMMITTEE

This application can be accessed by both employees of the Repsol YPF Croup, through the intranet, and other interested parties, through the Company website (www.repsol.com). In both cases, the complete confidentiality and anonymity of the persons sending the information is guaranteed.

Similarly, these communications can be sent by e-mail or by postal mail to the addresses enabled to this effect.

The Audit and Control Committee has supervised the measures adopted with regard to the communications received over this system.

6.10	Criteria of independence of the New York Stock Exchange (NYSE) for foreign private issuers

The fact that the shares issued by Repsol YPF are listed on the New York Stock Exchange – through ADSs, or American Depositary Shares – requires that the Company complies with certain rules of American legislation, specifically, certain sections of “Section 303A of the NYSE’s Listed Company Manual”. In accordance with this, all the members of the Audit and Control Committee must comply with the requirements of independence set out by Rule 10A-3 of the SEC.

Since this rule came into force, on 31 July 2005, the Audit and Control Committee of Repsol YPF, S.A. has complied at all times with it.

APPENDIX: CALENDAR OF MEETINGS

Appendix	Calendar of meetings held in the 2009 Fiscal Year

N°	103 28 January 2009

Agenda

•	Relevant facts of the 2008 fiscal year.

•	Information on oil and gas reserves.

•	Report of the Audit and Control Department: (I) external assessment of the corporate audit function (II) summary of the reports.

•	Communications received on accounting, internal accounting controls and auditing matters.

•	Approval of the retention of services with the External Auditors.

•	Information on the communications with the SEC of the 20-F 2007 of Repsol YPF, S.A.

•	Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

N°	104 23 February 2009

Agenda

•

Annual Financial Report 2008: (I) Results account for the fiscal year 2008. Conciliation of results; (II) External Auditor’s Report; (III) Annual Financial Statements and Management Report for the fiscal year ended 31 December 2008.

•	Annual Corporate Governance Report 2008.

•	Information on oil and gas reserves.

•	Report of the Audit and Control Department (I) External assessment of the internal audit function; (II) proposal for the Corporate Audit Planning 2009.

•	Activity Report 2008 of the Audit and Control Committee.

•	Approval of the retention of services with the External Auditors.

•	Communications received on accounting, internal accounting controls and auditing matters.

•	Information on the communications with the SEC of the 20-F 2007 of Repsol YPF, S.A.

•	Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

N°	105 25 March 2009

Agenda

•	Proposed appointment of the Account Auditors for Repsol YPF, S.A. and its Consolidated Group.

•	Information on environmental and security matters.

•	Approval of the retention of services with the External Auditors.

•	Communications received on accounting, internal accounting controls and auditing matters.

•	Information on the communications with the SEC of the 20-F 2007 of Repsol YPF, S.A.

APPENDIX: CALENDAR OF MEETINGS

N° 106	30 April 2009

Agenda

•	Information of the credit risk, exchange rate and interest rate.

•	Report of the Audit and Control Department: (I) Annual schedule 2008 for the Audit and Control Department: Fulfilment of the closing of the fiscal year; (II) summary of the reports.

•	Approval of the retention of services with the External Auditors.

•	Communications received on accounting, internal accounting controls and auditing matters.

•	Information on the communications with the SEC of the 20-F 2007 of Repsol YPF, S.A.

N° 107	7 May 2009

Agenda

•	Review of the preliminary results for the third quarter of 2009.

N° 108	24 June 2009

Agenda

•	Review the Annual Report on Form 20-F 2008. External Auditor’s Report.

•	Report of the Audit and Control Department: (I) system for internal control of the financial reporting. Assessment of 2008 fiscal year; (II) Regulatory Compliance; (III) summary of the reports.

•	Information of the system to manage the environmental and security risk.

•	Approval of the retention of services with the External Auditors.

•	Communications received on accounting, internal accounting controls and auditing matters.

•	Information on the communications with the SEC of the 20-F 2007 of Repsol YPF, S.A.

•	Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

N° 109	28 July 2009

Agenda

•	Report of the six-monthly statements – External Audit Report.

•	Information on the annual financial statements to be submitted to the Comisión Nacional de Valores of Argentina and the Bolsa de Comercio in Buenos Aires.

•	Proposal of the fees for the External Auditor for 2009

•	Information on oil and gas reserves.

•	Report of the Audit and Control Department. Monitoring the recommendations of the Corporate Auditors Reports.

•	Information on compliance with the obligations related with the securities market.

•	Approval of the retention of services with the External Auditors.

•	Communications received on accounting, internal accounting controls and auditing matters.

•	Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

N° 110	30 September 2009

Agenda

APPENDIX: CALENDAR OF MEETINGS

•	External Auditor’s Report.

•	Information of the Audit and Control Department.

•	Proposal of assessment of the operation of the Audit and Control Committee.

•	Approval of the retention of services with the External Auditors.

•	Information of the conclusion of the review process by the SEC of the 20-F 2007 of Repsol YPF, S.A.

N° 111	11 November 2009

Agenda

•	Review of the preliminary results for the third quarter of 2009.

•	Information on environmental and security matters.

•	Information on oil and gas reserves.

•	Approval of the retention of services with the External Auditors.

•	Communications received on accounting, internal accounting controls and auditing matters.

•	Information on the meetings held by the Disclosure Committee of Repsol YPF, S.A.

N° 112	15 December 2009

Agenda

•	External Auditors’ Report

•	Corporate Audit Report.

•	Proposal of schedule and action plan of the Audit and Control Committee for 2010.

•	Approval of the retention of services with the external auditors.

Repsol

Corporate Communication

Department

P° de la Castellana, 278

28046 Madrid

Telephone: (+34) 917 538 000

www.repsol.com

Shareholder Information Office

Telephone: (+34) 900 100 100

infoaccionistas@repsol.com

Design and production:

Estudio Manuel Estrada

Printer:

Brizzolis

Preparation of digital support:

La Estrategia de Chapman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	April 27th, 2010	By:	/s/ FERNANDO RAMÍREZ
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer